Form 10-K, Exhibit 13
period 1995-01-28
PROFFITTS INC
filed 1995-04-27
CIK 812900

EXHIBIT 13.1

FIVE-YEAR FINANCIAL SUMMARY
Proffitt's, Inc. and Subsidiaries


                               (In thousands, except per share amounts)
                           52 WEEKS  52 WEEKS  52 WEEKS  52 WEEKS  52 WEEKS
                             ENDED     ENDED     ENDED     ENDED     ENDED
                           JANUARY   JANUARY   JANUARY   FEBRUARY  FEBRUARY
                           28, 1995  29, 1994  30, 1993  1, 1992   2, 1991

CONSOLIDATED INCOME STATEMENT DATA:

Net sales, including
  leased departments       $617,363  $200,884  $128,262  $104,873   $98,767
Costs and expenses:
  Cost of sales             400,605   129,679    78,225    64,673    60,878
  Selling, general,
    and administrative
    expenses (including
    store pre-opening
    expenses)               145,560    49,851    31,834    27,539    26,213
  Other operating expenses   43,711    15,754     8,793     7,303     7,109
    Operating income         27,487     5,600     9,410     5,358     4,567

Other income (expense):
  Finance charge income,
   net of allocation to
   purchaser of accounts
   receivable                13,653     5,964     4,457     4,030     4,005
  Interest expense          (15,655)   (2,976)   (2,881)   (4,616)   (5,404)
  Other income (expense),
   net                        1,109       805      (109)       92       194
    Income before provision
      for income taxes and
      cumulative effect of
      changes in accounting
      methods                26,594     9,393    10,877     4,864     3,362
Provision for income taxes   10,466     3,663     4,130     1,851     1,297
    Income before cumulative
      effect of changes in
      accounting methods     16,128     5,730     6,747     3,013     2,065
Cumulative effect of changes
  in accounting methods
  (net of tax)                            333
    Net income              $16,128    $6,063    $6,747    $3,013    $2,065
Earnings per common share
  before cumulative effect
  of changes in accounting
  methods                     $1.46      $.62     $1.02      $.78      $.55
Earnings per common share     $1.46      $.66     $1.02      $.78      $.55
Weighted average number of
  common shares outstanding   9,912     9,236     6,591     3,858     3,787


                           JANUARY   JANUARY   JANUARY   FEBRUARY  FEBRUARY
                           28, 1995  29, 1994  30, 1993  1, 1992   2, 1991

CONSOLIDATED BALANCE SHEET DATA:

Trade accounts receivable,
  less allowance for
  doubtful accounts          $2,701   $38,652   $33,556   $22,713   $22,617
Working capital            $103,139  $121,357   $48,538   $47,019   $34,621
Total assets               $540,055  $259,881  $133,502   $97,941   $88,657
Senior long-term debt,
  less current portion     $114,102   $24,968   $43,086   $27,215   $49,068
Subordinated debt          $100,269   $86,250
Shareholders' equity       $180,676  $124,043   $61,627   $54,467   $22,204

MANAGEMENT'S DISCUSSION AND ANALYSIS

Proffitt's, Inc. is a leading regional specialty department store chain offering moderate to better brand name fashion apparel, accessories, cosmetics, and decorative home furnishings. The Company's stores are primarily anchor stores in leading regional malls.

On March 31, 1994, Proffitt's, Inc. acquired all of the outstanding common stock of Macco Investments, Inc., a holding company for McRae's, Inc., a retail department store chain headquartered in Jackson, Mississippi. Proffitt's, Inc. currently operates its Proffitt's Division with 25 department stores located in Tennessee, Virginia, North Carolina, Georgia, and Kentucky and its McRae's Division with 28 department stores and one home furnishings specialty store located in Mississippi, Alabama, Louisiana, and Florida.

In 1992 and 1993, Proffitt's, Inc. acquired 18 store locations from the Hess Department Store Company. These stores were renovated and opened as Proffitt's stores throughout 1992 and 1993.

Income statement information for the year ended January 28, 1995 includes operations from the Proffitt's Division for the entire year and operations from the McRae's Division after March 31, 1994. The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Income, expressed as percentages of net sales:

                              52 WEEKS     52 WEEKS     52 WEEKS
                               ENDED        ENDED        ENDED
                             JANUARY 28,  JANUARY 29,  JANUARY 30,
                                1995         1994         1993

Net sales                      100.0%       100.0%       100.0%
Costs and expenses:
  Cost of sales                 64.9         64.6         61.0
  Selling, general, and
    administrative expenses     23.6         22.3         24.7
  Store pre-opening expenses                  2.5          0.1
  Other operating expenses:
    Property and equipment
      rentals                    1.9          2.3          1.9
    Depreciation and
      amortization               3.0          3.1          2.6
    Taxes other than income
      taxes                      2.2          2.4          2.3
        Operating income         4.4          2.8          7.4
Other income (expense):
  Finance charge income, net
    of allocation to purchaser
    of accounts receivable       2.2          3.0          3.5
  Interest expense              (2.5)        (1.5)        (2.3)
  Other income (expense), net    0.2          0.4         (0.1)
    Income before provision
      for income taxes and
      cumulative effect of
      changes in accounting
      methods                    4.3          4.7          8.5
  Provision for income taxes     1.7          1.8          3.2
    Income before cumulative
      effect of changes in
      accounting methods         2.6          2.9          5.3
  Cumulative effect of changes
    in accounting methods
    (net of tax)                              0.1
      Net income                 2.6%         3.0%         5.3%

NET SALES

Total Company net sales increased by 207%, 57%, and 22% in 1994, 1993, and 1992, respectively. The 1994 sales increase was due to revenues of $379.1 million generated from the McRae's Division acquired in March 1994, along with a comparable store sales increase of 3% and volume generated from new stores opened in 1993 not reflected in the comparable stores sales gain. The 1993 increase was attributable to a comparable store net sales increase of 14% combined with the opening of eleven stores and renovation and expansion of five other stores during the year.

     Net Sales
                1994    $617.40 million
                1993    $200.9 million
                1992    $128.3 million
                1991    $104.9 million
                1990    $98.8 million

GROSS MARGINS

Gross margins were 35.1%, 35.4%, and 39.0% in 1994, 1993, and 1992, respectively. Effective January 31, 1993, the Company changed its method of accounting for inventory to a full-cost method which includes certain purchasing and distribution costs. Those costs related to obtaining merchandise and preparing it for sale were classified in selling, general, and administrative expenses in 1992 but were classified as cost of sales in 1994 and 1993, thereby lowering the 1994 and 1993 gross margin percent by 2.3% and 1.7%, respectively. Without this change, gross margin percent would have been 37.4% in 1994 and 37.1% in 1993. The decrease in gross margin percent from 39.0% in 1992 to 37.1% in 1993 and 37.4% in 1994
(before reflecting the change in accounting method) was primarily a result of excessive markdowns taken in fall 1993 and spring 1994 resulting from overstocking of new store locations in 1993 and weakness in women's apparel sales in 1993 and 1994.

At January 28, 1995, management believes the Company's inventories were well balanced and appropriately assorted and therefore anticipates gross margins will continue to improve in 1995.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

The change in accounting method relating to inventory costing (see "Gross Margins") decreased selling, general, and administrative expenses by 2.4% of sales in 1994 and by 2.1% of sales in 1993.

Without this change, selling, general, and administrative expenses would have been 26.0% of sales in 1994 and 24.4% of sales in 1993 compared to 24.7% in 1992. The increase as a percentage of net sales in 1994 primarily was due to the acquisition of McRae's and additional overhead and other expenses required to operate the expanded store base. The decline as a percentage of net sales in 1993 from the 1992 level primarily resulted from increased economies of scale and the successful implementation of a Company-wide program to control operating expenses.

The Company is consolidating certain administrative support areas for the Proffitt's and McRae's Divisions (accounting, credit, and management information systems) during spring 1995. The Company anticipates further leverage of selling, general, and administrative expenses in 1995 due to these consolidations, increased sales volume, and continued expense control efforts.

STORE PRE-OPENING EXPENSES

The Company opened eleven new stores in 1993 and incurred significant store pre-opening expenses. Store pre-opening expenses totaled $5.0 million in 1993 and were immaterial in 1992 and 1994. Effective January 31, 1993, the Company changed its method of accounting for pre-opening costs to expensing such costs when incurred. Previously, pre-opening costs were deferred and amortized over the twelve months immediately following the store openings.

OTHER OPERATING EXPENSES

Other operating expenses were 7.1% of net sales in 1994, compared to 7.8% in 1993 and 6.8% in 1992. The percent decline in 1994 over 1993 resulted from leverage of these expenses over a larger sales base, primarily due to the addition of the McRae's stores. The increase in 1993 over prior year levels was primarily attributable to additional depreciation and building rent expense related to new stores placed in service throughout 1993 and 1992.

FINANCE CHARGE INCOME

Finance charge income was 2.2% of net sales in 1994 compared with 3.0% in 1993 and 3.5% in 1992. The decline from 1993 to 1994 was due to the allocation to the third party purchaser of accounts receivable (see "Liquidity") of finance charges of approximately $5.6 million, or 0.9% of sales for the year. There was no such allocation in prior years. For 1994, gross finance charge income (before allocation to third party) was essentially level with the prior year as a percent of sales. The decrease in 1993 from the 1992 level as a percent of sales was primarily due to increased customer usage of third party charge cards and to the underdeveloped customer charge account bases of the Company's proprietary charge cards in new markets.

INTEREST EXPENSE

Interest expense as a percentage of net sales was 2.5% for 1994, 1.5% for 1993, and 2.3% for 1992. Total interest expense was $15.7 million, $3.0 million, and $2.9 million in 1994, 1993, and 1992, respectively. The significant increase in interest expense in 1994 over prior year levels was attributable to higher borrowings associated with the purchase and operation of new stores in 1993 and the acquisition of McRae's in 1994.

INCOME TAXES

During 1994, 1993, and 1992, effective income tax rates were 39.4%, 39.0%, and 38.0%, respectively.

NET INCOME

Net income was $16.1 million in 1994, $6.1 million in 1993, and $6.7 million in 1992, which represents 2.6%, 3.0%, and 5.3% of net sales, respectively. Net income in 1994 rose over 1993 and 1992 levels due to additional sales and gross margin dollars primarily generated from the McRae's Division and having a complete year of operations from the new stores opened during 1993. As a percent of sales, net income was lower in 1994 and 1993 from 1992 due to gross margin and expense factors previously discussed.

     Net Income
                1994    $16.128 million
                1993    $6.063 million
                1992    $6.747 million
                1991    $3.013 million
                1990    $2.065 million

INFLATION

Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general, and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets.

SEASONALITY

The Company's business, like that of most retailers, is subject to seasonal influences, with a significant portion of net sales and net income realized during the fourth quarter of each year, which includes the Christmas selling season. In light of this pattern, selling, general, and administrative expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last quarter of each year. The fourth quarter increases in working capital needs have typically been financed with internally generated funds and borrowings under the Company's revolving credit facility. Generally, more than 30% of the Company's net sales and over 50% of net income are generated during the fourth quarter.

LIQUIDITY

The Company's primary needs for liquidity are to acquire, renovate, or construct stores, to provide working capital for new and existing stores, and to repay borrowings.

Net cash provided by operating activities was $111.3 million in 1994; net cash used in operating activities was $39.8 million and $1.3 million in 1993 and 1992, respectively. The net cash provided in 1994 was primarily due to the Company's profitable operations, the sale of ownership interests in the Company's accounts receivable (see below), and a reduction in inventory levels in the Company's existing store base over the prior year. The cash used in 1993 was primarily related to the building of inventories and trade receivables for newly opened stores.

Net cash used in investing activities for 1994 totaled $210.3 million, of which $184.1 million was for the purchase of Macco Investments, Inc. and $24.5 million was related to store renovation and construction, management information systems enhancements, and other capital expenditures. Net cash used in investing activities for 1993 and 1992 totaled $62.6 million and $30.7 million, respectively, and was primarily for purchases of property and equipment and renovations related to the Hess locations.

Net cash provided by financing activities for 1994 totaled $85.0 million which was primarily a result of proceeds from long-term borrowings and the issuance of a $30 million convertible preferred security (see below) netted against debt and capital lease payments of $29.2 million. Net cash provided by financing activities for 1993 totaled $117.0 million which was primarily from the proceeds of the $86.3 million subordinated debentures (discussed below), other long-term borrowings, and the $50.2 million public stock offering (discussed below) netted against debt repayments. Net cash provided by financing activities for 1992 totaled $23.1 million which was primarily from the net proceeds of long-term borrowings.

In February and March 1993, the Company sold 2.4 million shares of Common Stock to the public. Net proceeds to the Company were approximately $50.2 million after deduction of the underwriting discount and offering expenses. In October and November 1993, the Company issued 4.75% convertible subordinated debentures due in 2003. Net proceeds to the Company were approximately $83.5 million after deduction of the underwriting discount and offering expenses.

On March 31, 1994, Proffitt's, Inc. acquired all of the outstanding common stock of Macco Investments, Inc., a holding company for McRae's, Inc., a retail department store chain with 28 stores headquartered in Jackson, Mississippi. Additionally, the Company purchased four regional mall stores owned by McRae family partnerships, which were leased to McRae's.

The consideration paid for the purchase of the McRae's shares consisted of $176 million in cash and $34 million in non-cash consideration, comprised primarily of $17.5 million of 7.5% junior subordinated debentures and equity-related securities. The Company also assumed $96 million in existing accounts receivable financing, long-term debt, and capital leases. The purchase price for the four stores owned by the McRae family partnerships totaled $18 million.

The financing of the transaction and the combined business included a $175 million facility with a financial institution for the sale of ownership interests in accounts receivable ("Accounts Receivable Facility"), a $125 million revolving credit facility with several banks ("Revolver"), and $20 million of mortgage financing on certain Proffitt's and McRae's properties. The Accounts Receivable Facility requires that a portion of finance charges earned be allocated to the purchaser of the ownership interests in the accounts receivable, sufficient to cover the yield on commercial paper utilized by the purchaser to finance the transaction, plus fees and expenses. The Revolver provides various borrowing options, including prime rate and LIBOR-based rates.

     Book Value Per Common Share
                1994    $15.23 million
                1993    $13.35 million
                1992    $9.48 million
                1991    $8.45 million
                1990    $5.86 million

Several of the Company's financing agreements limit the Company's additional borrowing and capital lease obligations and require the maintenance of, among other things, various financial ratios and minimum levels of net worth. The agreements also restrict capital expenditures and purchases of Common Stock.

To further strengthen the balance sheet of the combined Company, concurrent with the closing of the acquisition, Proffitt's, Inc.
issued a privately placed, $30 million, 6.5% convertible preferred security.

As of March 15, 1995, the interest rate on the $175 million Accounts Receivable Facility was 6.7%. As of March 15, 1995, $125.1 million was drawn on the Accounts Receivable Facility. The maximum drawn on the Accounts Receivable Facility during 1994 totaled $143.9 million. Amounts drawn on the Accounts Receivable Facility are limited to between 94% and 96% of total accounts receivable.

As of March 15, 1995, the interest rate on the $125 million Revolver was 7.4%. Borrowings on the Revolver are limited to 50% of merchandise inventories. As of March 15, 1995, the Company had borrowings totaling $58.8 million outstanding under the Revolver and unused availability of $29.5 million. The maximum amount outstanding under the Revolver during 1994 was $87.4 million. At that time, the Company had unused availability on the Revolver of $37.6 million.

At January 28, 1995, total debt was 57% of total capitalization.
Excluding the subordinated debentures, which the Company considers permanent capital, senior debt was 33% of total capitalization.

The Company estimates total capital expenditures for the combined organization in 1995 will be approximately $25 million, primarily for the relocation of one store, the renovation of several other stores, and enhancements in point-of-sale equipment and management information systems.

On March 7, 1995, the Company acquired the majority interest (50.1%) of Parks-Belk Company ("Parks-Belk"), the owner and operator of four department stores in northeast Tennessee. Specific terms of the transaction were not disclosed, but consideration was paid in Proffitt's Common Stock and cash and was less than $10 million. The Company currently is negotiating to purchase the remaining stock of Parks-Belk. The Company estimates capital expenditures for renovations to these store locations will be immaterial.

The Company anticipates its capital expenditures and working capital requirements relating to planned new and existing stores will be funded through cash provided by operations, borrowings, and cash reserves. The Company expects to generate adequate cash flows from operating activities to sustain current levels of operations. The Company maintains favorable banking relations and anticipates the necessary credit agreements will be extended or new agreements will be entered into in order to provide future borrowing requirements as needed.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no recent accounting pronouncements that will have a significant impact on the Company's financial statements.

     Shareholder's Equity
                1994    $180.5 million
                1993    $124.0 million
                1992    $61.6 million
                1991    $54.5 million
                1990    $22.2 million

MARKET INFORMATION

The Company's Common Stock trades on the NASDAQ Stock Market under the symbol PRFT. As of March 15, 1995, there were approximately 630 shareholders of record. Below is a summary of the high and low bid quotations for the Company's Common Stock for each quarterly period for the prior two years. The source of these quotations is the Monthly Statistical Report of the National Association of Securities Dealers, Inc. These quotations represent inter-dealer prices for actual transactions, without adjustment for retail markup, markdown, or commission.

The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements, and general business conditions. The Company declared no dividends to common shareholders in either 1994 or 1993.

                               FISCAL YEAR ENDED
                     JANUARY 28, 1995     JANUARY 29, 1994
                       PRICE RANGE          PRICE RANGE
       QUARTER         HIGH     LOW         HIGH     LOW

       First          25 3/4   16 1/2      26 1/2   21 1/2
       Second         19 3/4   14 3/4      27 1/4   21 3/4
       Third          21 3/4   14 3/4      36 3/4   23 1/2
       Fourth         25 1/4   17 3/4      35 1/2   18 1/4
                         REPORT OF INDEPENDENT ACCOUNTANTS



Board of Directors
Proffitt's, Inc.

We have audited the accompanying consolidated balance sheets of Proffitt's, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proffitt's, Inc. and subsidiaries at January 28, 1995 and January 29, 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

As described in Note M to the financial statements, the Company changed its method of costing inventory, accounting for store pre-opening expenses and accounting for income taxes in the year ended January 29, 1994 and changed its method of valuing inventory in the year ended January 28, 1995.




      COOPERS & LYBRAND L.L.P.


Knoxville, Tennessee
March 17, 1995

                         REPORT OF INDEPENDENT ACCOUNTANTS


Our report on the consolidated financial statements of Proffitt's, Inc. has been incorporated by reference in this Form 10-K from page 26 of the 1994 Annual Report to Shareholders of Proffitt's, Inc.
In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in
Item 14(a)2 of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.




      COOPERS & LYBRAND L.L.P.


Knoxville, Tennessee
March 17, 1995

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)
Proffitt's, Inc. and Subsidiaries

                                            YEAR ENDED
                               JANUARY 28,  JANUARY 29,  JANUARY 30,
                                  1995         1994         1993

NET SALES                       $617,363     $200,884     $128,262

COSTS AND EXPENSES
  Cost of sales                  400,605      129,679       78,225
  Selling, general, and
    administrative expenses      145,560       44,871       31,728
  Store pre-opening expenses                    4,980          106
  Other operating expenses:
    Property and equipment
      rentals                     11,616        4,638        2,480
    Depreciation and
      amortization                18,397        6,290        3,401
    Taxes other than income
      taxes                       13,698        4,826        2,912
        OPERATING INCOME          27,487        5,600        9,410

OTHER INCOME (EXPENSE)
  Finance charge income -
    Note C                        13,653        5,964        4,457
  Interest expense               (15,655)      (2,976)      (2,881)
  Other income (expense), net      1,109          805         (109)
        INCOME BEFORE PROVISION
          FOR INCOME TAXES AND
          CUMULATIVE EFFECT OF
          CHANGES IN ACCOUNTING
          METHODS                 26,594        9,393       10,877

Provision for income taxes        10,466        3,663        4,130
        INCOME BEFORE CUMULATIVE
          EFFECT OF CHANGES IN
          ACCOUNTING METHODS      16,128        5,730        6,747

Cumulative effect of changes
  in accounting methods (net
  of tax) - Note M:
    Inventory costing                             702
    Store pre-opening                            (369)
        NET INCOME                16,128        6,063        6,747

Preferred stock dividends          1,694
        NET INCOME AVAILABLE TO
          COMMON SHAREHOLDERS   $ 14,434     $  6,063     $  6,747

Earnings per common share
  before cumulative effect
  of changes in accounting
  methods                       $   1.46     $   0.62      $  1.02
Cumulative effect of changes
  in accounting methods:
  Inventory costing                               .08
  Store pre-opening                              (.04)
Earnings per common share -
  Note A                        $   1.46     $   0.66      $  1.02
Weighted average common shares     9,912        9,236        6,591


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)
Proffitt's, Inc. and Subsidiaries

                                       JANUARY 28,   JANUARY 29,
                                          1995          1994
ASSETS

CURRENT ASSETS
  Cash and cash equivalents             $  1,133      $ 15,200
  Trade accounts receivable, less
    allowance for doubtful accounts
    of $2,411 in 1994 and $1,195 in
    1993 - Note C                          2,701        38,652
  Accounts receivable - other              7,648         7,278
  Merchandise inventory                  162,080        73,102
  Prepaid supplies and expenses            5,827         1,534
  Refundable income taxes                                2,429
  Deferred income tax asset - Note D         171         1,591

          TOTAL CURRENT ASSETS           179,560       139,786

PROPERTY & EQUIPMENT, net of
  depreciation - Notes B, E, and F       300,285       115,706

GOODWILL, net of amortization - Note B    44,624

OTHER ASSETS
  Note receivable from related
    party - Note I                           500           500
  Other assets                            15,086         3,889

          TOTAL ASSETS                  $540,055      $259,881

                                       JANUARY 28,   JANUARY 29,
                                          1995          1994

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Trade accounts payable                $ 34,587      $  6,963
  Accrued expenses                        21,436         6,468
  Accrued compensation and related
    items                                  4,980         1,641
  Income taxes payable - Note D              149
  Current portion of long-term debt
    and capital lease obligations -
    Notes F and G                         15,269         3,357

          TOTAL CURRENT LIABILITIES       76,421        18,429

REAL ESTATE AND MORTGAGE NOTES - Note F   64,726        20,968

NOTES PAYABLE - Note F                    47,621         4,000

NOTES PAYABLE TO RELATED PARTY - Note I    1,755

CAPITAL LEASE OBLIGATIONS - Note G        11,319

DEFERRED INCOME TAXES - Note D            54,830         6,191

OTHER LONG-TERM LIABILITIES                2,438

SUBORDINATED DEBENTURES - Note H          98,632        86,250

SUBORDINATED DEBENTURES TO RELATED
  PARTY - Note H                           1,637

COMMITMENTS - Note G

SHAREHOLDERS' EQUITY
  Preferred Stock, $1.00 par value,
    10,000 total shares authorized:
      Series A - 600 shares authorized,
        issued, and outstanding, $50 per
        share liquidation preference      28,850
      Series B - 33 shares authorized,
       no shares issued
  Common Stock, $.10 par value, 100,000
    shares authorized, 9,971 and 9,293
    shares issued and outstanding at
    January 28, 1995 and January 29,
    1994, respectively                       997           929
  Additional paid-in capital             113,996       100,715
  Retained earnings                       36,833        22,399

          TOTAL SHAREHOLDERS' EQUITY     180,676       124,043

          TOTAL LIABILITIES AND
            SHAREHOLDERS' EQUITY        $540,055      $259,881


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of dollars)
Proffitt's, Inc. and Subsidiaries

                                          PREFERRED STOCK
                                        SERIES A   SERIES B

Balance at February 1, 1992              $  -       $  -
  Net income
  Issuance of Common Stock

Balance at January 30, 1993
  Net income
  Issuance of Common Stock
  Income tax benefits related
    to exercised stock options

Balance at January 29, 1994
  Net income
  Issuance of shares - Note B             28,850     3,296
  Conversion of Series B
    Preferred Stock                                 (3,296)
  Preferred dividends

Balance at January 28, 1995              $28,850    $  -


(TABLE CONTINUED)
                                        ADDITIONAL              TOTAL
                                COMMON   PAID-IN   RETAINED  SHAREHOLDERS'
                                STOCK    CAPITAL   EARNINGS     EQUITY

Balance at February 1, 1992      $644    $ 44,234  $ 9,589     $ 54,467
  Net income                                         6,747        6,747
  Issuance of Common Stock          6         407                   413

Balance at January 30, 1993       650      44,641   16,336       61,627
  Net income                                         6,063        6,063
  Issuance of Common Stock        279      55,611                55,890
  Income tax benefits related
    to exercised stock options                463                   463

Balance at January 29, 1994       929     100,715   22,399      124,043
  Net income                                        16,128       16,128
  Issuance of shares - Note B      52      10,001                42,199
  Conversion of Series B
    Preferred Stock                16       3,280
  Preferred dividends                               (1,694)      (1,694)

Balance at January 28, 1995      $997    $113,996  $36,833     $180,676


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
Proffitt's, Inc. and Subsidiaries

                                                      YEAR ENDED
                                           JANUARY     JANUARY     JANUARY
                                           28, 1995    29, 1994    30, 1993

OPERATING ACTIVITIES
  Net income                               $ 16,128    $  6,063    $  6,747
    Adjustments to reconcile net income
      to net cash provided by (used in)
      operating activities:
        Cumulative effect of changes in
          accounting methods, before
          income taxes                                     (547)
        Depreciation and amortization        19,102       6,556       3,510
        Deferred income taxes                 3,850       1,652         230
        Other                                   289         490         520
        Changes in operating assets and
          liabilities:
            Trade accounts receivable        65,577     (10,134)     (5,805)
            Merchandise inventory            15,230     (36,407)    (10,473)
            Prepaid expenses and other
              current assets                  1,356      (4,952)       (982)
            Other assets                                   (146)        (43)
            Accounts payable, accrued
              expenses, and income taxes
              payable                       (10,223)     (2,332)      5,017
                NET CASH PROVIDED BY
                  (USED IN) OPERATING
                  ACTIVITIES                111,309     (39,757)     (1,279)

INVESTING ACTIVITIES
  Purchases of property and equipment, net  (24,505)    (64,095)    (24,735)
  Expenditure for acquired receivables                              (10,857)
  Collections of acquired receivables                     5,038       5,819
  Acquisition of Macco Investments, Inc.   (184,067)
  Other                                      (1,761)     (3,541)       (921)
          NET CASH USED IN INVESTING
            ACTIVITIES                     (210,333)    (62,598)    (30,694)

FINANCING ACTIVITIES
  Issuance of convertible subordinated
    debentures                                           86,250
  Payments of deferred financing fees                    (2,895)       (229)
  Proceeds from long-term borrowings         85,679      63,395      25,053
  Payments on long-term debt and
    capital lease obligations               (29,244)    (80,596)     (2,111)
  Proceeds from issuance of stock            29,410      50,862         356
  Dividends paid to preferred shareholders     (888)
          NET CASH PROVIDED BY FINANCING
            ACTIVITIES                       84,957     117,016      23,069
          (DECREASE) INCREASE IN CASH
            AND CASH EQUIVALENTS            (14,067)     14,661      (8,904)

Cash and cash equivalents at beginning
  of year                                    15,200         539       9,443
Cash and cash equivalents at end of year   $  1,133    $ 15,200    $    539

Noncash investing and financing activities are described in Notes
B, D, and F.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)
Proffitt's, Inc. and Subsidiaries

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

At January 28, 1995, the Company operated twenty-five Proffitt's specialty retail department stores located in Tennessee, Georgia, North Carolina, Kentucky, and Virginia; twenty-eight McRae's specialty department stores located in Mississippi, Alabama, Florida, and Louisiana; and one specialty home store. The Company's fiscal year ends on the Saturday nearest January 31 and consisted of 52 weeks for the years ended January 28, 1995, January 29, 1994, and January 30, 1993.

CONSOLIDATION

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. On March 31, 1994, the Company acquired Macco Investments, Inc., the parent company of McRae's, Inc. (collectively McRae's). The operations of McRae's and its subsidiaries are included after March 31, 1994 (see Note B).

REVENUES

Retail sales are recorded on the accrual basis, and profits on installment sales are recognized in full when the sales are recorded. Sales are net of returns.

TRADE ACCOUNTS RECEIVABLE

Trade accounts consist of revolving charge accounts with terms which, in some cases, provide for payments exceeding one year. In accordance with usual industry practice, such receivables are included in current assets. Finance charge income is accrued monthly as a percentage of uncollected customer account balances. Beginning in April 1994, a portion of finance charge income is earned by a financial institution in connection with the sale of interests in accounts receivable (see Note C).

INVENTORIES

Inventories are valued at the lower of cost or market as determined by the retail inventory method applied on the last-in, first-out
(LIFO) method for approximately 76% of the inventories at January 28, 1995 and on the first-in, first-out (FIFO) method for the balance. Prior to the fiscal year ended January 28, 1995, the Company used the FIFO method for all inventories. As of January 28, 1995, the carrying value of inventory approximated its current replacement costs.

Prior to January 31, 1993, inventory costs consisted only of "direct costs," principally invoice cost plus freight. Effective January 31, 1993, the Company adopted the "full cost" method. Under the full cost method, inventory costs include the direct costs plus certain purchasing and distribution costs. The impact of this change is further discussed in Note M.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which are 45 years for buildings and range from 4 to 20 years for fixtures, leasehold improvements, and equipment.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

LEASED DEPARTMENT SALES

The Company includes leased department sales as part of net sales. Leased department sales were $21,775, $3,308, and $2,562 for the years ended January 28, 1995, January 29, 1994, and January 30,
1993, respectively.

STORE PRE-OPENING EXPENSES

Prior to January 31, 1993, new store pre-opening costs were deferred and amortized over the 12 months immediately following the individual store openings. Effective January 31, 1993, the Company changed its method to expense such costs when incurred. The impact of this change is further discussed in Note M.

INCOME TAXES

Prior to January 31, 1993, deferred income taxes were provided under the "deferred method" to reflect the tax consequences of timing differences between amounts reported for financial accounting purposes and income tax purposes. Effective January 31, 1993, the Company adopted the "asset and liability method" which recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The impact of this change is further discussed in Note M.

EARNINGS PER COMMON SHARE

Earnings per common share have been computed based on the weighted average number of common shares outstanding, including common stock equivalents, after recognition of preferred stock dividends of $1,694 for the year ended January 28, 1995. There were no preferred dividends in prior years. The weighted average number of common shares outstanding was 9,912 for the year ended January 28, 1995, 9,236 for the year ended January 29, 1994, and 6,591 for the year ended January 30, 1993.

The Company's 4.75% convertible subordinated debentures issued in October 1993 and 7.5% junior subordinated debentures issued in March 1994 are not common stock equivalents, and therefore, shares issuable upon their conversion are included only in the computation of fully diluted earnings per share. The difference between primary and fully diluted earnings per share was not significant in any year.

GOODWILL

In connection with the March 31, 1994 acquisition of McRae's, the Company has classified as goodwill the cost in excess of fair value of the net assets acquired. Goodwill is being amortized on a straight-line method over 40 years, and the Company recognized amortization charges of $949 during 1994. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of nondiscounted cash flows and operating income. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at January 28, 1995.

NOTE B - ACQUISITION

On March 31, 1994, the Company acquired all of the common stock of Macco Investments, Inc. (Macco), a privately held corporation and the parent company of McRae's, Inc. (McRae's). The total acquisition price of approximately $212 million consisted of a cash payment of $176 million and the issuance of (i) 436 shares of Proffitt's, Inc. Common Stock, (ii) the Company's 7.5% Junior Subordinated Debentures due March 31, 2004 in an aggregate face amount equal to $17.5 million, (iii) 33 shares of Series B Cumulative Junior Perpetual Preferred Stock, (iv) the Company's promissory notes to certain of the Macco shareholders for $2 million, and (v) transaction costs of approximately $6 million. In addition and in connection with the acquisition, the Company purchased four regional mall stores owned by McRae family partnerships and leased to McRae's for $18.5 million.

McRae's was a privately-owned regional specialty department store company, offering moderate to upper-moderate brand name and private label fashion apparel, shoes, accessories, cosmetics, and home furnishings. McRae's operates 28 department stores in Mississippi, Alabama, Louisiana, and Florida. The Company now operates two divisions: the Proffitt's Stores Division and the McRae's Stores Division.

The financing of the acquisition included a $175 million accounts receivable financing program through a financial institution; a $125 million bank revolving credit facility; $20 million of mortgage financing on certain Proffitt's and McRae's properties; and a private sale of $30 million Series A Cumulative Convertible Exchangeable Preferred Stock.

The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the years presented and do not purport to be indicative of what would have occurred had the acquisition been made as of these dates or of results which may occur in the future.

Pro forma:
                                               (Unaudited)
                                               YEAR ENDED
                                       JANUARY 28,    JANUARY 29,
                                          1995           1994

  Net sales                             $680,405       $619,665
  Income before cumulative effect
    of changes in accounting methods    $ 17,909       $ 20,214
  Net income                            $ 17,909       $ 20,547
  Earnings per common share before
    cumulative effect of changes in
    accounting methods                  $   1.60       $   1.86
  Earnings per common share             $   1.60       $   1.90


The allocation of the purchase price was as follows:

      Working capital                     $  68,396
      Property and equipment                176,907
      Goodwill                               45,574
      Other assets                           10,409
      Long-term debt                        (32,877)
      Capital lease obligations             (11,695)
      Deferred income taxes                 (42,432)
      Other long-term liabilities            (2,484)
                                          $ 211,798

NOTE C - SALE OF ACCOUNTS RECEIVABLE

On April 1, 1994, the Company sold an ownership interest in its accounts receivable. The Company recognized no gain or loss on this transaction. Under the agreement with the purchaser, which expires March 1996, the purchaser's share of collections on accounts may be remitted to the purchaser, or the Company, at its option, may substitute newly created receivables and retain the collections. The Company may obtain additional proceeds by increasing the ownership interest transferred to the purchaser, or reduce the purchaser's interest by remitting a portion of the collections to the purchaser. The ownership interest which may be transferred to the purchaser is limited to $175 million and is further restricted on the basis of the level of eligible receivables and a minimum ownership interest to be maintained by the Company. The Company sold $333,473 of its accounts receivable during 1994, and the ownership interest transferred to the purchaser, which is reflected as a reduction of accounts receivable, was $138,740 at January 28, 1995.

Finance charges to the Company's customers on the purchaser's portion of receivables are used to cover the purchaser's borrowing costs (the yield on commercial paper issued by the purchaser), fees related to the level of the purchaser's investment, and related expenses, including fees paid to the Company to service the receivables. The balance of finance charges is retained by the Company. Finance charges retained by the purchaser were $5,567 in 1994.

The Company is contingently liable for the collection of the receivables sold. Management believes that the allowance for doubtful accounts of $2,411 at January 28, 1995 is adequate for losses under this recourse provision. The agreement contains certain covenants requiring the maintenance of various financial ratios. If these covenants are not met or if an event of default was to occur, the purchaser could be entitled to terminate the agreement.

NOTE D - INCOME TAXES

The components of income tax expense were as follows:

                                      YEAR ENDED
                        JANUARY 28,   JANUARY 29,   JANUARY 30,
                           1995          1994          1993

  Current:
    Federal              $ 5,109       $ 1,964       $ 3,281
    State                  1,507           260           619
                           6,616         2,224         3,900

  Deferred:
    Federal                3,348         1,375           216
    State                    502           277            14
                           3,850         1,652           230
                        $ 10,466      $  3,876      $  4,130

The primary sources of significant timing differences for 1992 which gave rise to deferred taxes included depreciation expense, inventory capitalization, deferred costs, and bad debts.

Components of the net deferred tax asset or liability recognized in the consolidated balance sheets as of January 28, 1995 and January 29, 1994 were as follows:

                                       JANUARY 28,  JANUARY 29,
                                          1995         1994

Current:
  Deferred tax assets:
    Allowance for doubtful accounts    $    809     $    326
    Other current assets                     99
    Tax credits                             423          412
    Accrued expenses                      1,250          853
                                          2,581        1,591

  Deferred tax liabilities:
    Inventory                            (2,410)
    Net deferred tax asset             $    171     $  1,591

Noncurrent:
  Deferred tax assets:
    Capital leases                     $    837
    Other long-term liabilities             951
                                          1,788
  Deferred tax liabilities:
    Property and equipment              (49,855)    $ (6,134)
    Other assets                         (5,406)         (57)
    Junior subordinated debentures       (1,357)
                                        (56,618)      (6,191)
    Net deferred tax liability         $(54,830)    $ (6,191)

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

                                         YEAR ENDED
                            JANUARY 28,  JANUARY 29,  JANUARY 30,
                               1995         1994         1993

Statutory rate                 35.0%        34.0%        34.0%
State income taxes, net
  of federal benefit            3.0          4.0          4.0
Other items, net                1.4          1.0

Effective rate                 39.4%        39.0%        38.0%


During the year ended January 29, 1994, certain incentive and nonqualified stock options (for income tax purposes) were exercised. The difference between the purchase price of the stock established at the date of grant and the fair value at date of exercise was deducted as compensation for income tax purposes without a corresponding expense recorded for financial reporting purposes. The tax benefit of $463 relating to such was credited to additional paid-in capital. There were no material amounts of such options exercised during the years ended January 28, 1995 and January 30, 1993.

The Company made income tax payments, net of refunds received, of $9,764, $5,870, and $3,292 during the years ended January 28, 1995, January 29, 1994, and January 30, 1993, respectively.

NOTE E - PROPERTY AND EQUIPMENT

A summary of property and equipment at January 28, 1995 and January 29, 1994 was as follows:

                                         JANUARY 28,  JANUARY 29,
                                            1995         1994

  Land and land improvements              $ 38,848     $  7,358
  Buildings                                123,319       43,547
  Leasehold improvements                    40,786       22,333
  Fixtures and equipment                   128,898       66,447
  Construction in progress                   9,265

                                           341,116      139,685
  Accumulated depreciation                 (40,831)     (23,979)
                                          $300,285     $115,706

NOTE F - SENIOR LONG-TERM DEBT

A summary of senior long-term debt at January 28, 1995 and January 29, 1994 was as follows:

                                         JANUARY 28,  JANUARY 29,
                                            1995         1994

Real estate and mortgage notes,
  interest ranging from 3.75% to
  10.375%, maturing 1995 to 2008,
  collateralized by property and
  equipment with a carrying amount
  of approximately $110,977 at
  January 28, 1995                        $ 73,791     $ 22,825

Subordinated notes payable to
  individuals, interest at 12.00%,
  maturing 1997, callable by the
  holders with written notice six
  months prior to payment date               5,266

Notes payable, interest ranging from
  10.36% to 13.00%, maturing 1995 to 1998    4,888        5,500

Revolving credit agreement, interest
  at 7.01% at January 28, 1995              45,000
                                           128,945       28,325
Current portion                            (14,843)      (3,357)
                                          $114,102     $ 24,968


Real estate and mortgage notes include a note payable of $1,803 at January 28, 1995, which is subject to call at any time after February 1, 1997. Also, included are notes payable of $3,288 at January 28, 1995, which are subject to call (with six months notification) at any time after November 3, 1996.

In conjunction with a real estate mortgage note having a balance of $7,650 at January 28, 1995, the Company entered into an interest rate swap agreement for the management of interest rate exposure. The differential to be paid or received is included in interest expense. The agreement swaps the variable rate for a fixed rate of 5.7%. This agreement extends to June 30, 2003. The Company continually monitors its position and the credit rating of the interest rate swap counterparty. While the Company may be exposed to credit losses in the event of nonperformance by the counterparty, it does not anticipate such losses.

At January 28, 1995, the Company owed $45 million under a revolving credit agreement (Revolver) with banks. Borrowings under the Revolver are limited to 50% of merchandise inventories up to a maximum borrowing of $125 million, and interest rate options are based on the LIBOR rate and prime rate. The agreement expires in 1997 and subject to mutual agreement, can be extended for up to two additional periods of one year each. In addition to certain general requirements, the credit agreement requires the Company to meet specific covenants related to current ratio, fixed charges, funded debt, capitalization, and tangible net worth. Certain other note agreements also impose restrictions and financial maintenance requirements.

Maturities of long-term debt for the next five years, giving consideration to lenders' call privileges, are as follows:

           FISCAL YEAR END

                1996                  $ 14,843
                1997                    14,667
                1998                    57,600
                1999                     4,602
                2000                    21,434

The Company made interest payments of $13,090, $2,743, and $2,842 during the years ended January 28, 1995, January 29, 1994, and January 30, 1993, respectively. Capitalized interest was $303 and $787 for the years ended January 28, 1995 and January 29, 1994, respectively. No material amount of interest was capitalized for the year ended January 30, 1993.

NOTE G - LEASES

The Company is committed under long-term leases primarily for the rentals of certain retail stores. The leases generally provide for minimum annual rentals (including executory costs such as real estate taxes and insurance) and contingent rentals based on a percentage of sales in excess of stated amounts. Generally, the leases have primary terms ranging from 20 to 30 years and include renewal options ranging from 5 to 15 years.

At January 28, 1995, minimum rental commitments under capital leases and operating leases with terms in excess of one year are as follows:

  FISCAL YEAR END                CAPITAL LEASES  OPERATING LEASES

  1996                              $  2,179         $  7,267
  1997                                 2,179            7,006
  1998                                 2,179            6,861
  1999                                 2,179            6,472
  2000                                 2,165            6,080
  Thereafter                          21,219           41,226

  Total minimum rental commitments    32,100         $ 74,912

  Estimated insurance, taxes,
    maintenance, and utilities        (7,863)

  Net minimum rental commitments      24,237

  Imputed interest (rates ranging
    from 8.00% to 17.80%)            (12,492)

  Present value of net minimum
    rental commitments                11,745

  Less current installments of
    capital lease obligations           (426)

  Capital lease obligations,
    excluding current installments  $ 11,319

Contingent rentals on capital leases were $213 in 1994.


Total rental expense for operating leases was as follows:

                                         YEAR ENDED
                            JANUARY 28,  JANUARY 29,  JANUARY 30,
                               1995         1994         1993
  Buildings:
    Minimum rentals          $ 8,549      $ 3,570      $ 1,684
    Contingent rentals         2,244          953          721
  Equipment                      823          115           75
                             $11,616      $ 4,638      $ 2,480

NOTE H - SUBORDINATED DEBENTURES

In October 1993, the Company issued $86,250 of 4.75% convertible subordinated debentures, due November 1, 2003, with interest due semi-annually. The debentures are convertible into the Company's Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $42.70 per share. The debentures are redeemable for cash at any time on or after November 15, 1996, at the option of the Company at specified redemption prices.

In March 1994, the Company issued 7.50% junior subordinated debentures with a face value of $17,500. The debentures were discounted to reflect their fair value and have an accreted carrying value of $14,019 at January 28, 1995. A Director of the Company owns $1,637 of these debentures.

During the year ended January 29, 1994, a $5,000 convertible subordinated debenture was converted into Common Stock at a conversion price of $16 per share.

NOTE I - RELATED PARTY TRANSACTIONS

In February 1989, the Company entered into an agreement with the Chairman of the Board and Chief Executive Officer for an unsecured $500 interest-free loan due January 31, 1999. The loan was made as a supplement to this individual's base compensation, and interest was imputed on this loan at 5.54% for 1994.

The Company is obligated under 6.50% second mortgage real estate notes to a Director of the Company in the amount of $1,755.

NOTE J - STOCK OPTIONS

The Company's 1987 Stock Option Plan, as amended, provided for the granting of options of Common Stock not to exceed 490 shares to officers, key employees, and Directors. No additional options are to be granted under the 1987 Plan. On March 1, 1994, the Company's Board of Directors adopted the Proffitt's, Inc. 1994 Long-Term Incentive Plan pursuant to which stock options, stock appreciation rights, restricted shares of Common Stock, and performance units may be awarded to officers, key employees, and Directors. This Plan has available for grant 1,200 shares of Common Stock of the Company.

Stock option activity was as follows:

                               SHARES  STOCK OPTION  PRICE RANGE

Balance at February 1, 1992      295     $ 5.250       $ 8.125
  Granted                         78      12.000
  Exercised                      (53)      5.250        12.000

Balance at January 30, 1993      320       5.250        12.000
  Granted                        199      23.625        28.500
  Exercised                      (81)      5.250        12.000

Balance at January 29, 1994      438       5.250        28.500
  Granted                        660      18.250        24.500
  Exercised                      (70)      5.250        23.625
  Cancelled                       (9)     12.000        23.625

Balance at January 28, 1995    1,019       5.250        28.500


At January 28, 1995, incentive stock options and nonqualified stock options for 380 shares were exercisable.

NOTE K - STOCK TRANSACTIONS

In February and March 1993, the Company sold 2,395 shares of Common Stock at $22.25 per share in a public offering. Net proceeds to the Company were approximately $50.2 million after the underwriting discount and offering expenses.

On March 31, 1994, the Company issued 600 shares of Series A Cumulative Convertible Exchangeable Preferred Stock in a private offering. Net proceeds to the Company were approximately $28.5 million after offering expenses. Dividends are cumulative and are paid in March and September at $3.25 per annum per share (6.50%). The Preferred Stock is convertible into Common Stock at a price of $21.10 per share and has a liquidation preference of $50 per share. The Company may redeem the stock, in whole or in part, at $52.50 per share after two years based on certain conditions, and in any event after four years. The stock is exchangeable at the Company's option in whole on any dividend payment date on the basis of $50 of 6.50% Exchange Debentures for each share. The stock gains voting rights when three semi-annual dividends are in arrears, and at that time, the shareholder may appoint one representative to the Company's Board of Directors.

NOTE L - ASSET PURCHASES

From October 1992 to July 1993, the Company purchased certain real and personal property and assumed certain operating leases of eighteen store locations from Hess's Department Stores, Inc. (Hess) and Crown American Corporation. The acquired locations were in Tennessee, Virginia, Kentucky, and Georgia. The total purchase price for the acquired property was approximately $24 million which was financed through the Company's revolving credit facility. The Company did not acquire the merchandise inventories of the locations. These stores were renovated and placed in service as Proffitt's stores between November 1992 and November 1993.

Also, in October 1992, in a related but separate transaction, the Company purchased from Citicorp Retail Services, Inc. a portion of the trade accounts receivable generated by the proprietary credit card program of Hess for the trade areas related to the property purchased. The total purchase price for the trade accounts receivable was $10.9 million which was financed through the Company's revolving credit facility.

NOTE M - CHANGES IN ACCOUNTING METHODS

Effective January 31, 1993, the Company changed its method of accounting for inventory to include certain purchasing and distribution costs. Previously, these costs were charged to expense in the period incurred rather than in the period in which the merchandise was sold. The Company believes this new method is preferable because it provides a better matching of the full cost of obtaining merchandise and preparing it for sale with the related revenues. The cumulative effect of this change for periods prior to January 31, 1993 of $702 (net of income taxes of $449) is shown separately in the consolidated statement of income. The effect of this change on the fiscal year ended January 29, 1994 was to increase net income before the cumulative effect by $461, or $.05 per common share.

Effective January 31, 1993, the Company also changed its method of accounting for store pre-opening costs to expensing such costs when incurred. Previously, these costs were amortized over the 12 months immediately following the individual store openings. The Company believes this new method is preferable because it is more conservative and is more prevalent in the industry. The cumulative effect of this change for periods prior to January 31, 1993 of $369 (net of income taxes of $236) is shown separately in the consolidated statement of income. The effect of this change on the fiscal year ended January 29, 1994 was to decrease net income before cumulative effect by $1,665, or $.18 per common share.

In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, which requires a change from the deferred method to the asset and liability method of accounting for income taxes. The Company adopted the new accounting standard effective January 31, 1993. Adoption of the new standard had no effect on the Company's financial position or results of operations. There would have been no impact on 1992 had the standard been applied retroactively.

The pro forma net income and earnings per common share, if the accounting changes for inventories and store pre-opening costs had been retroactively applied, were as follows:

                                        YEAR ENDED
                                        JANUARY 30,
                                           1993

  Pro forma:
    Net income                            $ 6,538
    Earnings per common share             $   .99

  Historical:
    Net income                            $ 6,747
    Earnings per common share             $  1.02


Effective January 30, 1994, the Company changed its method of accounting for inventory to the last-in, first-out (LIFO) method for approximately 76% of its inventories. Previously, all inventories were valued using the first-in, first-out (FIFO) method. The Company believes this new method is preferable because it more accurately matches costs with revenues and is more prevalent in the industry. At January 28, 1995, inventories costed under LIFO approximated FIFO. The cumulative effect of this change is not presented because it is not determinable.

NOTE N - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The fair values of cash and cash equivalents, accounts receivable, and short-term debt approximates cost due to the immediate or short-term maturity of these instruments.

For variable rate notes that reprice frequently, fair value approximates carrying value. The fair values of fixed rate notes are estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk.

The fair values of convertible subordinated debentures are based on quoted market prices. For junior subordinated debentures, the fair values are estimated using discounted cash flow analyses with interest rates currently offered for financial instruments with similar terms and credit risk.

The fair value of the Preferred Stock, which was issued in a private placement, is estimated at carrying value as such stock is not traded in the open market and a market price is not readily available.

The fair values of the Company's aforementioned financial instruments at January 28, 1995 were as follows:

                                            CARRYING   ESTIMATED
                                             AMOUNT    FAIR VALUE

Cash and cash equivalents                   $ 1,133     $ 1,133
Accounts receivable                           2,701       2,701
Fixed rate notes payable                     10,154      10,723
Variable rate notes payable                  45,000      45,000
Fixed rate real estate and mortgage notes 41,781 41,369 Variable rate real estate and mortgage
  notes                                      32,010      32,010
Convertible subordinated debentures          86,250      65,119
Junior subordinated debentures               14,019      14,019
Convertible exchangeable Preferred Stock     28,850      28,850

NOTE O - SUBSEQUENT EVENT

On March 7, 1995, the Company acquired a majority interest (50.1%) of Parks-Belk Company, the owner and operator of four department stores in northeast Tennessee. Specific terms of the transaction were not disclosed, but consideration was paid in Proffitt's, Inc. Common Stock and cash and was less than $10 million. The Company is negotiating to purchase the remaining interest.

REPORTS

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Proffitt's, Inc.

We have audited the accompanying consolidated balance sheets of Proffitt's, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proffitt's, Inc. and subsidiaries at January 28, 1995 and January 29, 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

As described in Note M to the financial statements, the Company changed its method of costing inventory, accounting for store pre-opening expenses and accounting for income taxes in the year ended January 29, 1994 and changed its method of valuing inventory in the year ended January 28, 1995.

Knoxville, Tennessee
March 17, 1995

REPORT OF MANAGEMENT

The accompanying consolidated financial statements, including the notes thereto, and the other financial information presented in the Annual Report have been prepared by management. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgements. Management is responsible for the consolidated financial statements, as well as the other financial information in this Annual Report.

The Company maintains an effective system of internal accounting control. We believe that this system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify, and maintain accountability of assets. Reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

The consolidated financial statements and related notes have been audited by independent certified public accountants. Management has made available to them all of the Company's financial records and related data and believes all representations made to them during their audits were valid and appropriate. Their reports provide an independent opinion upon the fairness of the financial statements.

The Audit Committee of the Board of Directors is composed of three outside Directors. The Committee is responsible for recommending the independent certified public accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal accounting control, and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee.


 /s/ R. Brad Martin                          /s/ James E. Glasscock
R. Brad Martin                              James E. Glasscock
Chairman of the Board and                   Executive Vice President, Chief
Chief Executive Officer                     Financial Officer, and Treasurer