Form 10-K, Exhibit 13
period 1996-02-03
PROFFITTS INC
filed 1996-04-26
CIK 812900

TABLE OF CONTENTS
Financial Highlights 1
Report to Shareholders      2
Five-Year Financial Summary        4
Management's Discussion
       and Analysis  5
Consolidated Financial
       Statements    11
Notes to Consolidated
       Financial Statements 16
Report of Independent
       Accountants   28
Report of Management        29
Market Information   30
Commitment to Growth        31
Store Locations      33
Directors and Officers      34
Corporate
       Information   inside back cover







The production of this Proffitt's, Inc.
Annual Report was based on our commitment to provide accurate, timely information about the Company while incurring only modest production costs.


The financial statements of this report are printed on 100% recycled paper.


Proffitt's, Inc. is one of the fastest growing specialty retailers in the United States. The Company's stores offer a wide selection of fashion apparel, accessories, cosmetics, and decorative home furnishings, featuring assortments of premier brands and unique specialty merchandise. Proffitt's commitment to quality, service, integrity, and style is the cornerstone of the Company's culture and provides the foundation for its future growth.

                     Financial Highlights
                               Fiscal Year Ended
                     February 3,   January 28,   January 29,
                        1996          1995          1994
                   (in thousands, except per share amounts)
Net sales          $1,333,498     $1,216,498     $ 798,779

Net income
(loss)*            $   (6,399)    $   29,744     $  19,245

Net income before
special and
and non-recurring
charges*           $   31,380     $   29,744     $  19,245

Earnings (loss)
per common share*  $    (.43)     $     1.48     $    1.09

Earnings per
common share
before special and
non-recurring
charges*           $    1.52      $     1.48     $    1.09

Weighted average
common shares         19,372          18,922        17,667

Total assets       $ 835,666      $  878,393     $ 575,449

Shareholders'
equity             $ 356,852      $  360,611     $ 290,309


*Prior to extraordinary loss and cumulative effect of changes in accounting methods.

TO OUR PARTNERS

         We experienced another very eventful year in 1995. In spite of the difficult retail environment, Proffitt's, Inc. posted solid comparable store sales gains and earnings prior to non-recurring and other special charges recorded in conjunction with our business combination with Younkers, Inc. Our results for the year reflect this transaction, effective just prior to our February 3, 1996 fiscal year end.

         The Younkers transaction and the April 1995 acquisition of the Parks-Belk Company permitted us essentially to double the size of the Company during the year. Our operations now consist of 103 department stores in 16 states with nearly 10 million feet of retail space.

         Our strong cash flow and the Younkers transaction permitted us to substantially strengthen our balance sheet during the year. Debt as a percentage of capitalization declined to approximately 40% at year end from nearly 60% a year ago.

         Our merchants at Proffitt's, McRae's, and Younkers are focused on the many opportunities to enhance sales and gross margins through strengthened vendor relationships, increased buying power, and selected private label development. In addition, the scheduled August conversion of the Younkers leased shoe operation to an owned business should increase sales and margins at this division.

         In 1996, store productivity will be enhanced through focused merchandising strategies, increased sales associate productivity, the implementation of certain best practices at the store level, and the recent closing of certain unproductive units.

          Our associates have identified synergies and best practices throughout the organization which will allow us to reduce total operating expenses in excess of $10 million on an annualized basis. We are well along in this process and expect to realize savings of at least $6 million during the transition year of 1996. Cost reductions are occurring in a variety of areas--the elimination of duplicate corporate expenses, economies of scale, implementation of best practices, and consolidations of certain back office functions. Each of these changes will deliver meaningful continued leverage on expenses and contribute to the competitive cost structure required in today's retail environment.

          We continue to see numerous growth opportunities for the business. In March 1996, we opened a new McRae's store in Selma, Alabama. We will open a new Proffitt's store in Morgantown, West Virginia this fall, and in 1997, we are scheduled to open McRae's stores in Biloxi and Meridian, Mississippi and a Proffitt's store in Parkersburg, West Virginia. We have also identified and are currently negotiating several other new unit opportunities. In addition, several store renovations and expansions are planned for 1996. We are excited about each of these projects and believe these demonstrate the internal growth opportunities available to the Company.

         We also see opportunities for more strategic acquisitions enabling us to extend our presence to nearby markets or to enhance our presence in existing markets. Our strong balance sheet and free cash flow provide us substantial capability to fund such opportunities.

         Proffitt's, Inc. has a very clear and focused operating strategy. The effective execution of that strategy, along with our commitment to the four cornerstones of the Company--Style, Quality, Service, and Integrity--will create more value for our shareholders and increased opportunities for our associates. I believe we have a very bright future.

Sincerely,

R. Brad Martin
Chairman of the Board and
Chief Executive Officer

We continue to see numerous growth opportunities for the business.

FIVE-YEAR FINANCIAL SUMMARY

                         53 Weeks      52 Weeks      52 Weeks      52 Weeks      52 Weeks
                         Ended         Ended         Ended         Ended         Ended
                         February 3,   January 28,   January 29,   January 30,   February 1,
                         1996          1995          1994          1993 (a)      1992 (b)
Consolidated Income
Statement Data:
Net sales, including
leased departments      $1,333,498    $1,216,498     $  798,779    $  601,677    $  435,284

Costs and expenses:
 Cost of sales             873,218       795,353        520,987       362,620       273,040

 Selling, general, and
 administrative expenses   324,650       284,748        192,028       158,920       112,793

 Other operating expenses  105,021        97,821         66,617        44,016        34,934

 Expenses related to
  hostile takeover
  defense                    3,182

 Impairment of long-
  lived assets              19,121

 Merger, restructuring,
 and integration costs      20,822
                          --------     --------       ---------       --------       --------

Operating income (loss)    (12,516)     38,576          19,147         36,121          14,517

Other income (expense):
 Finance charge income,
 net of allocation
 to purchaser of
 accounts receivab le       31,273      27,934          19,312         15,401          15,194

 Interest expense          (26,098)    (20,781)         (9,245)        (9,445)        (15,102)
 Other income
(expense), net               2,848       3,865           2,923           (380)          1,817
                           -------    --------         --------       --------        --------


  Income (loss) before
  provision for income
  taxes, extraordinary
  loss, and cumulative
  effect of changes
  in accounting methods   (4,493)     49,594            32,137         41,697           16,426

Provision for
income taxes               1,906      19,850            12,892         15,567            7,045
                          ------      ------           -------         ------           ------
 Income (loss)
 before extraordinary
 loss and cumulative
 effect of changes in
 accounting methods       (6,399)     29,744            19,245         26,130             9,381

Extraordinary loss
(net of tax)              (2,060)                       (1,088)

Cumulative effect of
changes in
accounting methods
(net of tax)                                             1,904         (1,794)
                          -------     -------           -------        -------           -------
Net income (loss)      $  (8,459)    $29,744           $20,061         $24,336           $ 9,381

Earnings (loss) per
common share before
extraordinary loss
and cumulative effect
effect of changes in
accounting methods    $      (.43)   $ 1.48           $   1.09         $  2.06              $  1.07

Extraordinary loss           (.11)                        (.06)

Cumulative effect of
changes in
accounting methods                                         .11            (.14)

Earnings (loss) per
common share         $      (.54)   $ 1.48            $   1.14         $  1.92               $   1.07

Weighted average
common shares             19,372    18,992             17,667           12,707                  8,788

Consolidated BALANCE
SHEET Data:
Trade accounts
receivable, less
allowance for
doubtful accounts    $   44,878    $120,185           $143,520          $128,965              $ 93,011

Working capital      $  212,122    $283,162           $286,351          $180,091              $126,026

Total assets         $  835,666    $878,393           $575,449          $455,295              $274,441

Senior long-term
debt, less current
portion              $  134,255    $190,216           $ 95,777          $193,555              $106,066

Subordinated
debentures           $  100,505    $100,269           $ 86,250

Shareholders' equity $  356,852    $360,611           $290,309          $143,107              $101,229 <>

(a) Includes 53 weeks for Younkers.
(b) Includes 52 weeks ended January 25, 1992 for Younkers.


MANAGEMENT'S DISCUSSION AND ANALYSIS

   Proffitt's, Inc. is a leading regional department store company primarily offering moderate to better brand name fashion apparel, accessories, cosmetics, and decorative home furnishings. The Company's stores are principally anchor stores in leading regional or community malls. The Company operates three department store divisions. The Proffitt's Division, headquartered in Knoxville, Tennessee, operates 25 stores in Tennessee, Virginia, North Carolina, Georgia, and Kentucky. The McRae's Division, headquartered in Jackson, Mississippi, operates 29 stores in Mississippi, Alabama, Louisiana, and Florida. The Younkers Division, headquartered in Des Moines, Iowa, operates 49 stores in Iowa, Wisconsin, Nebraska, Michigan, Illinois, Minnesota, and South Dakota. On a combined basis, the Company currently operates 103 stores in 16 states.

Proffitt's, Inc. combined its business with Younkers, Inc., a publicly-owned retail department store chain, effective February 3, 1996, immediately before the Company's fiscal year end. This combination was structured as a tax-free transaction and has been accounted for as a pooling of interests. Each outstanding share of Younkers, Inc. Common Stock was converted into ninety eight one-hundredths (.98) shares of Proffitt's, Inc. Common Stock, with approximately 8.8 million shares issued in the transaction.

On April 12, 1995, the Company acquired the Parks-Belk Company, a family-owned department store company with four stores in northeastern Tennessee. Three stores were renovated and opened as Proffitt's Division stores during 1995; one store was permanently closed.

On March 31, 1994, the Company acquired all of the outstanding Common Stock of Macco Investments, Inc., a holding company for McRae's, Inc., a family-owned retail department store chain headquartered in Jackson, Mississippi. The transaction was accounted for as a purchase.

The Company closed three unproductive units (one Proffitt's store and two Younkers stores) in January 1996. Two additional Younkers units were sold to a third party subsequent to February 3, 1996. Income statement information for each year presented has been restated to reflect the Younkers merger, which was accounted for as a pooling of interests. The operations of McRae's and Parks-Belk have been included in the income statements subsequent to their respective purchase dates. The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Income, expressed as percentages of net sales:
                     53 Weeks         52 Weeks         52 Weeks
                     Ended            Ended            Ended
                     February 3,      January 28,      January 29,
                     1996 ("1995")    1995 ("1994")    1994 ("1993")

 Net sale            100.0%           100.0%           100.0%

 Costs and expenses:
   Cost of sales       65.5             65.4            65.2
   Selling, general,
   and administrative
   expenses            24.3             23.4            24.0
 Other operating
  expenses              7.9              8.0             8.3
 Expenses related
 to hostile
 takeover defense      0.2
 Impairment of
 long-lived assets     1.4
 Merger,
 restructuring, and
 integration costs     1.6
                      ----              ----            ----
 Operating income
(loss)                (0.9)             3.2              2.5

Other income
(expense):
 Finance charge
 income, net of
 allocation
 to purchaser of
 accounts
 receivable             2.3             2.3              2.4

 Interest expense      (2.0)           (1.7)            (1.2)

 Other income
 (expense), net         0.2             0.3              0.3

 Income (loss)
 before provision
 for income taxes,
 extraordinary
 loss, and cumulative
 effect of changes
 in accounting
 methods              (0.4)             4.1              4.0

Provision for
 income taxes         (0.1)             1.6              1.6

 Income (loss)
 before extra-
 ordinary loss]
 and cumulative
 effect of changes
 in accounting
 methods             (0.5)              2.5              2.4

Extraordinary loss
(net of tax)         (0.1)                              (0.1)

Cumulative effect of
changes in accounting
methods
(net of tax)                                             0.2

Net income (loss)    (0.6)%             2.5%             2.5%

NET SALES

Total Company net sales increased by 10%, 52%, and 33% in 1995, 1994, and 1993, respectively. The 1995 sales increase was due to a comparable store sales increase of 3%, revenues generated from the Parks-Belk stores acquired in April 1995, and a full year of sales generated from the McRae's stores acquired in March 1994. The 1995 sales performance was adversely affected by weak fourth quarter sales due to a weak consumer climate and severe weather problems. The 1994 sales increase was due to revenues of $379.1 million generated from the McRae's stores acquired in March 1994, along with a comparable store sales increase of 3% and volume generated from new stores opened in 1994 not reflected in the comparable stores sales gain.

GROSS MARGINS

Gross margins were 34.5%, 34.6%, and 34.8% in 1995, 1994, and 1993, respectively. The Company uses a full-cost method to account for inventories, which includes certain purchasing and distribution costs. Costs related to obtaining merchandise and preparing it for sale are included in cost of sales. The slight decrease in gross margin percent from 34.8% in 1993 to 34.6% in 1994 and 34.5% in 1995 was primarily a result of increased markdowns over prior years.

The Company is taking steps which may enhance gross margin performance over time. The Younkers Division currently operates a low margin, leased shoe business. The Company will convert the Younkers shoe operation from leased to owned in August 1996. The Company also intends, over time, to expand its higher margin private label business, which currently represents approximately 5% of total sales, to 10% or more of total sales. Management believes the conversion of the leased shoe business and further private label development, along with strengthened vendor relationships, increased buying power, and appropriate inventory management, will lead to enhancements in gross margins.

As of February 3, 1996, management believes the Company's inventories were well balanced and appropriately assorted.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses ("SG&A") were 24.3% of net sales in 1995, 23.4% of net sales in 1994, and 24.0% of net sales in 1993. In 1995, in conjunction with the Younkers business combination, the Company revised certain estimates and recorded other charges to SG&A in the fourth quarter totaling $13.7 million, or 1.0% of net sales. The most significant components of these charges were: (i) a $2.4 million charge for the conversion of the Younkers leased shoe operation; (ii) a $2.0 million charge to strengthen the Company's bad debt reserve, and (iii) a $5.0 million reserve for various Younkers legal claims. Excluding these charges, SG&A was flat with the prior year, as a percent of net sales.

The Company consolidated certain administrative support areas for the Proffitt's and McRae's Divisions during 1995. The Company anticipated leverage of selling, general, and administrative expense in 1995 due to these consolidations and expense control efforts. However, leverage was not achieved primarily due to lower than planned sales in the fourth quarter of 1995.

1993 SG&A included $5.0 million, or 0.6% of net sales, of store pre-opening expenses. These expenses were immaterial for 1994 and 1995.

In conjunction with the Younkers merger, tangible synergies and best practices have been identified that management believes will reduce total operating expense by more than $10 million on an annualized basis. Management believes $6 million of reductions should be realized in the transition year of 1996. Cost reductions have been targeted in several areas--the elimination of duplicate corporate expenses, economies of scale, implementation of best practices, and consolidation of certain administrative support functions. These changes should deliver leverage on expenses and will also contribute to the Company's competitive cost structure.

OTHER OPERATING EXPENSES

Other operating expenses were 7.9% of net sales in 1995, compared to 8.0% in 1994 and 8.3% in 1993. The percent decline in 1995 over 1994 and 1993 levels resulted from leverage of these expenses over a larger sales base, primarily due to the addition of the McRae's stores in 1994.

EXPENSES RELATED TO HOSTILE TAKEOVER DEFENSE

During 1995, the Company incurred expenses of approximately $3.2 million, or 0.2% of net sales, related to the defense of the attempted hostile takeover of Younkers by Carson Pirie Scott & Co.

IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the provision of this new accounting standard in the fourth quarter of 1995. As a result of adopting this new accounting standard and as a result of closing certain stores and warehouses, the Company incurred impairment charges totaling $19.1 million, or 1.4% of net sales. Of the total, $15.9 million related to the write-down in carrying value of six store properties currently in operation and $3.2 million related to the write-down of abandoned property.

MERGER, RESTRUCTURING, AND INTEGRATION COSTS

In connection with the merger of Proffitt's, Inc. and Younkers, Inc., the two companies incurred certain costs to effect the merger and other costs to restructure and integrate the combined operating companies. Those costs totaled $20.8 million, or 1.6% of net sales, and are comprised of $8.8 million of merger transaction costs (principally investment banking, legal, and other direct merger costs); $3.2 million of severance and related benefits; $7.4 million for the write-off of duplicate administrative facilities; and $1.4 million of miscellaneous costs. Management also expects to incur certain additional integration costs in 1996, such as transition payroll, training, and relocation expenses.

FINANCE CHARGE INCOME, NET

Net finance charge income was 2.3% of net sales in 1995 and 1994 compared with 2.4% in 1993. For 1995, gross finance charge income (before allocation to the third party purchasers of accounts receivable (see "Liquidity") of finance charges) increased to 3.0% of net sales from 2.8% in 1994. This increase was due to increased customer usage of the Company's proprietary charge cards, increased finance charge rates charged in certain states (McRae's Division), the October 1995 implementation of late fee penalties on past due charge account balances for the McRae's and Proffitt's Divisions, and a full year's benefit of the May 1994 implementation of late fee penalties on past due charge account balances at the Younkers Division. For 1994, gross finance charge income (before allocation to the third party) increased to 2.8% of net sales from 2.4% in 1993. The increase was due to increased customer usage of the Company proprietary charge cards and the May 1994 implementation of late fee penalties on past due charge account balances at the Younkers Division.

The allocation to the third party purchaser of accounts receivable of finance charges totaled approximately $8.8 million, or 0.7% of net sales, in 1995 and $5.6 million, or 0.5% of net sales, in 1994. There was no such allocation in 1993.

INTEREST EXPENSE

Interest expense as a percentage of net sales was 2.0% for 1995, 1.7% for 1994, and 1.2% for 1993. Total interest expense was $26.1 million, $20.8 million, and $9.2 million in 1995, 1994, and 1993, respectively. The increase in interest expense in 1995 over 1994 was attributable to higher borrowings associated with the purchase and operation of the Parks-Belk stores acquired in April 1995 and the acquisition of McRae's in March 1994, along with higher interest rates. The significant increase in interest expense in 1994 over 1993 primarily was attributable to larger borrowings associated with the purchase and operation of the McRae's stores in March 1994 and new stores opened in 1993.

INCOME TAXES

For 1995, excluding the special and other non-recurring charges
(previously outlined) which resulted in the net loss, the effective tax rate was 40.2%. For 1994 and 1993, effective income tax rates were 40.0% and 40.1%, respectively.

NET INCOME

Net loss (prior to extraordinary item) was $6.4 million in 1995, or 0.5% of net sales; net income totaled $29.7 million, or 2.5% of net sales, in 1994 and $19.2 million, or 2.4% of net sales, in 1993. 1995 earnings were negatively affected by such items as fourth quarter charges to SG&A in conjunction with the Younkers transaction, expenses related to the Younkers hostile takeover attempt, charges for the impairment of long-lived assets, and merger, restructuring, and integration costs previously discussed. Without these items, 1995 net income would have totaled $31.4 million, or 2.4% of net sales. Net income in 1994 rose over 1993 due to incremental sales and gross margin dollars and SG&A reductions previously discussed.

EXTRAORDINARY ITEM

On February 3, 1996, Younkers replaced its debt financing of accounts receivable with sales of ownership interests in its accounts receivable. In addition, Younkers cancelled its $150 million revolving credit agreement. As a result of these early extinguishments of debt, certain deferred costs associated with the debt facilities, such as loan origination costs and a loss from an interest rate swap, were written off. This write-off of $3.4 million ($2.1 million net of income taxes) was recorded as an extraordinary item in 1995.

INFLATION

Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general, and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets.

SEASONALITY

The Company's business, like that of most retailers, is subject to seasonal influences, with a significant portion of net sales and net income realized during the fourth quarter of each year, which includes the Christmas selling season. In light of these patterns, selling, general, and administrative expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last quarter of each year. The fourth quarter increases in working capital needs have typically been financed with internally generated funds, the sale of interests in the Company's accounts receivable, and borrowings under the Company's revolving credit facility. Generally, more than 30% of the Company's net sales and over 50% of net income are generated during the fourth quarter.

LIQUIDITY

The Company's primary needs for liquidity are to acquire, renovate, or construct stores, to provide working capital for new and existing stores, and to repay borrowings.

Net cash provided by operating activities was $55.1 million in 1995 and $131.7 million in 1994. In addition to the net loss, depreciation and amortization charges, and the $19.1 million write-down for impairment of long-lived assets, net cash provided in 1995 resulted from reduced working capital needs. In addition to net income and depreciation and amortization charges, the net cash provided in 1994 included $53.0 million generated from the sale of ownership interests in the Company's accounts receivable (see below) as well as a reduction in inventory levels over the prior year.

Net cash used in investing activities for 1995 totaled $59.9 million, of which $49.5 million was for new store construction, store renovations, systems enhancements, and other capital expenditures, and $10.5 million was the cash portion of the Parks-Belk acquisition purchase price. Net cash used in investing activities for 1994 totaled $229.1 million, of which $184.1 million was for the purchase of Macco Investments, Inc. and $43.3 million was related to store renovation and construction, management information systems enhancements, and other capital expenditures.
<Body text>Net cash provided by financing activities for 1995 totaled $15.8 million, which was primarily due to proceeds of $32.3 million from borrowings on long-term debt netted against payments on long-term debt of $16.7 million. Net cash provided by financing activities for 1994 totaled $85.7 million which was primarily a result of proceeds from long-term borrowings of $91.0 million and the issuance of a $30 million convertible preferred security netted against debt payments of $33.5 million.

The Company utilizes a $175 million facility ("Accounts Receivable Facility") with a financial institution for the sale of ownership interests in accounts receivable (for the Proffitt's and McRae's Divisions), which expires in September 1997. The Accounts Receivable Facility requires a portion of finance charges earned be allocated to the purchaser of the ownership interests in the accounts receivable, sufficient to cover the yield on commercial paper utilized by the purchaser to finance the transaction, plus fees and expenses. As of March 27, 1996, the interest rate on the Accounts Receivable Facility was 5.34%, and $134.1 million of receivables were sold on the Accounts Receivable Facility at that date. The maximum receivables sold on the Accounts Receivable Facility during 1995 totaled $163.4 million. Amounts sold are limited to between 94% and 96% of total accounts receivable.
Prior to February 3, 1996, Younkers utilized an accounts receivable securitization program under which its receivables were used as collateral for commercial paper issued by a wholly-owned special purpose subsidiary. Effective with the February 3, 1996 merger, Younkers replaced amounts borrowed under the securitization program with the sale of: (i) a fixed ownership interest of $75 million and (ii) a variable ownership interest of up to $50 million in its trade receivables. The $75 million receivables sold under this arrangement is from a pool of $91.5 million of trade receivables and remains fixed until 2000 at which time a portion of collections of outstanding receivables will be retained by the purchaser until the $75 million is extinguished. The purchaser retains an allocation of finance charges earned on the $75 million of receivables in an amount sufficient to provide a return of 6.45%.

Additional sales of receivables up to $50 million are restricted on the basis of the level of eligible receivables in excess of the $91.5 million supporting the fixed pool and a minimum ownership interest to be retained by Younkers. Younkers may obtain additional proceeds by increasing the ownership interest transferred to the purchaser or reduce the purchaser's interest by allowing a portion of the collections to be retained by the purchaser. The purchaser retains an allocation of finance charge income equal to a variable rate based on commercial paper or Eurodollar rates. The agreement expires in 2000. As of March 27, 1996, the interest rate was 5.42%, and $8.0 million of Younkers' receivables were sold under this facility at that date. No receivables were sold under this facility during 1995.

The Company utilizes a $125 million revolving credit facility with several banks ("Revolver"), which expires in 1999. The Revolver provides various borrowing options, including prime rate and LIBOR-based rates. As of March 27, 1996, the LIBOR-based interest rate on the $125 million Revolver was 6.17%. Borrowings on the Revolver are limited to 55% of merchandise inventories. As of March 27, 1996, the Company had borrowings totaling $10.9 million outstanding under the Revolver and unused availability of $114.1 million. The maximum amount outstanding under the Revolver during 1995 was $112.0 million. At that time, the Company had unused availability on the Revolver of $9.6 million.

During 1995, the maximum amount outstanding under the $150 million Younkers revolving credit facility (cancelled on February 3, 1996; see "Extraordinary Item") was $12 million. At that time, the Company had unused availability on this facility of $59 million.
At February 3, 1996, total debt was 42% of total capitalization, down from 47% at January 28, 1995. Excluding the Company's $100 million of subordinated debentures, which the Company treats as permanent capital, senior debt was 26% of total capitalization, down from 32% at January 28, 1995. The Company carries $97 million of real estate and mortgage debt related to its 21 owned store locations and other owned properties. Management believes the market value of these properties significantly exceeds the related indebtedness.

Due to the consummation of the Younkers transaction and the resulting strengthened balance sheet, both Standard & Poor's and Moody's Investors Service raised their corporate credit ratings on the Company's $86.3 million 4.75% convertible subordinated debentures to B+ and B1, respectively.

The Company estimates capital expenditures for the combined organization in 1996 will be approximately $50 million, primarily for the construction of two stores to be opened in 1996, initial construction related to five to seven stores to be opened in 1997, three store expansions, five store renovations, and enhancements to management information systems.

The Company anticipates its capital expenditures and working capital requirements relating to planned new and existing stores will be funded through cash provided by operations, borrowings, and cash reserves. The Company expects to generate adequate cash flows from operating activities to sustain current levels of operations. The Company maintains favorable banking relations and anticipates the necessary credit agreements will be extended or new agreements will be entered into in order to provide future borrowing requirements as needed. The Company's goal is to continue to maintain a strong balance sheet, providing the Company flexibility to capitalize on attractive opportunities for growth, thereby enhancing shareholder value.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board Statement of Financial
Accounting Standards No. 123, "Accounting for Stock Based
Compensation," was issued in 1995 to be effective beginning
February 4, 1996 for the Company. Management intends to comply with the disclosure requirements of this statement. Accordingly, it is the opinion of management that the statement will not have a material impact on the Company's financial position or results of operations.

CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share amounts) Proffitt's, Inc. and Subsidiaries

                                      Year Ended
                         February 3,   January 28,   January 29,
                           1996           1995          1994

NET SALES              $ 1,333,498    $ 1,216,498    $   798,779

COSTS AND EXPENSES
 Cost of sales             873,218        795,353        520,987

 Selling, general and
 administrative expenses   324,650        284,748        192,028

 Other operating expenses
  Property and
  equipment rentals         39,668         37,439         27,890

  Depreciation and
  amortization              35,709         32,802         19,816

  Taxes other than
  income taxes              29,644         27,580         18,911

 Expenses related to
 hostile takeover defense    3,182

 Impairment of long-
 lived assets               19,121

 Merger, restructuring and
 integration costs          20,822
                          ________       ________        _______

OPERATING INCOME (LOSS)    (12,516)        38,576         19,147

OTHER INCOME (EXPENSE)

 Finance charge income      31,273         27,934         19,312
 Interest expense          (26,098)       (20,781)        (9,245)
 Other income
 (expense), net              2,848          3,865          2,923
                            -------         ------         ------
   INCOME (LOSS) BEFORE
   PROVISION FOR INCOME
   TAXES, EXTRAORDINARY
   LOSS AND CUMULATIVE
   EFFECT OF CHANGES IN
   ACCOUNTING METHODS       (4,493)        49,594         32,137

Provision for income taxes  (1,906)       (19,850)       (12,892)
                             -------       --------       --------
INCOME (LOSS) BEFORE
  EXTRAORDINARY LOSS AND
  CUMULATIVE EFFECT OF
  CHANGES IN ACCOUNTING
  METHODS                   (6,399)        29,744         19,245

Extraordinary loss on
early extinguishment
of debt (net of tax)        (2,060)                       (1,088)
                           -------        -------        -------
 INCOME (LOSS) BEFORE
  CUMULATIVE EFFECT
  OF CHANGES IN
  ACCOUNTING METHODS        (8,459)        29,744         18,157

Cumulative effect of
changes in accounting
methods (net of tax)                                       1,904
                             -------        -------        ------
  NET INCOME (LOSS)         (8,459)        29,744         20,061

Preferred stock dividends    1,950          1,694
                            ------         ------         ------
  NET INCOME (LOSS)
  AVAILABLE TO
  COMMON SHAREHOLDERS      $(10,409)      $28,050        $20,061
                             =======        ======         ======
Earnings (loss) per
common share before
extraordinary loss
and cumulative effect
of changes in
accounting methods         $  (0.43)      $  1.48        $  1.09

Extraordinary loss            (0.11)                       (0.06)

Cumulative effect of
changes in
accounting methods                                          0.11
                           ---------      --------        -------
Earnings (loss)
per common share          $  (0.54)      $   1.48        $  1.14
                           ========       ========        =======
Weighted average
common shares               19,372         18,922         17,667


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (in thousands, except per share
amounts)
Proffitt's, Inc. and Subsidiaries
                                       February 3,   January 28,
                                        1996          1995
ASSETS

CURRENT ASSETS
     Cash and cash equivalents        $   26,157     $   15,181

     Trade accounts receivable,
     less allowance for doubtful
     accounts of $6,601 in
     1995 and $4,723 in 1994              44,878        120,185

     Accounts receivable - other           9,469          9,917
     Merchandise inventory               286,474        275,357
     Prepaid supplies and expenses         8,024          9,024
     Deferred income taxes                 3,750
                                      ----------     ----------
             TOTAL CURRENT ASSETS        378,752        429,664

PROPERTY AND EQUIPMENT,
NET OF DEPRECIATION                      381,839        376,461

GOODWILL, net of amortization             52,838         46,522

OTHER ASSETS                               2,237         25,746
                                        ---------      ---------
                     TOTAL ASSETS     $  835,666     $  878,393

The accompanying notes are an integral part of these consolidated financial statements.
                                       February 3,   January 28,
                                          1996           1995
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Trade accounts payable             $  75,377     $   68,203
    Accrued expenses                      48,597         28,599
    Accrued compensation and
     related items                        10,920         12,629
    Sales taxes payable                   11,513         11,696
    Income taxes payable                   2,954          7,606
    Deferred income tax liability                         2,500
    Current portion of long-term debt
     and capital lease obligations        17,269         15,269


           TOTAL CURRENT LIABILITIES     166,630        146,502

SENIOR DEBT                              134,255        190,216

CAPITAL LEASE OBLIGATIONS                 10,846         11,319

DEFERRED INCOME TAXES                     52,250         58,400

OTHER LONG-TERM LIABILITIES               14,328         11,076

SUBORDINATED DEBENTURES                  100,505        100,269
                                        --------       --------

             TOTAL LIABILITIES           478,814        517,782

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
    Preferred Stock, $1.00 par value,
    10,000 total shares authorized:
    Series A - 600 shares authorized,
    issued and outstanding, $50 per
    share liquidation preference          28,850         28,850

    Common Stock, $.10 par value,
    100,000 shares authorized,
    19,120 and 18,760 shares issued
    and outstanding at February 3,
    1996 and January 28, 1995,
    respectively                           1,912          1,876

    Additional paid-in capital           243,279        236,665
    Retained earnings                     82,811         93,220
                                         -------        -------

      TOTAL SHAREHOLDERS' EQUITY         356,852        360,611

      Total liabilities and
       shareholders' equity           $  835,666      $ 878,393
                                      ==========      =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands of dollars)

Proffitt's, Inc. and Subsidiaries
                                                                   Additional                  Total
                               Preferred Stock        Common        Paid-In      Retained      Shareholders'
                              Series A     Series B    Stock       Capital       Earnings      Equity

Balance at January 30, 1993   $      -     $      -   $  1,282     $  96,716     $ 45,109      $143,107
Net income                                                                         20,061        20,061
Issuance of Common Stock                                   525      125,833                     126,358
Income tax benefits related to
 exercised stock options                                                783                        783

Balance at January 29, 1994                              1,807      223,332        65,170       290,309
Net income                                                                         29,744        29,744
Issuance of Stock             28,850         3,296          53        9,941                      42,140

Income tax benefits related
to exercised stock options                                              112                         112

Conversion of Series B
Preferred Stock                             (3,296)         16        3,280

Preferred Dividends                                                                (1,694)       (1,694)


Balance at January 28, 1995 28,850                       1,876      236,665         93,220       360,611

Net loss                                                                            (8,459)       (8,459)

Issuance of Common Stock                                    36        6,241                        6,277

Income tax benefits related to
exercised stock options                                                  373                         373

Preferred dividends                                                                  (1,950)      (1,950)

Balance at February 3, 1996 $28,850       $ -            $1,912     $243,279         $82,811      $356,852


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of dollars)
Proffitt's, Inc. and Subsidiaries

                                          Year Ended

                           February 3,   January 28,   January 29,
                             1996           1995          1994

OPERATING ACTIVITIES
 Net income (loss)        $  (8,459)     $  29,744     $  20,061

 Adjustments to reconcile
 net income (loss) to net
 cash provided by (used in)
 operating activities:

 Extraordinary loss on
 extinguishment of debt       3,433                        1,832

 Cumulative effect of
 changes in
 accounting methods                                       (3,201)

 Depreciation and
 amortization                36,322         33,510        20,361

 Deferred income taxes      (13,319)         4,474         4,296

 Impairment of long-
  lived assets               19,121

  Other                         377            854          (821)

Changes in operating
assets and liabilities:

 Trade accounts receivable    4,034         52,961       (19,593)

 Merchandise inventory       (8,097)        13,183       (47,346)

 Prepaid expenses and
 other current assets         1,797           (141)      (3,267)

 Accounts payable, accrued
 expenses and income taxes
 payable                     20,917         (2,575)       6,004

 Other                       (1,028)          (347)        (258)
                             -------        -------       ------

   NET CASH PROVIDED BY
   (USED IN)
   OPERATING ACTIVITIES      55,098        131,663       (21,932)
                             ------        -------       --------

INVESTING ACTIVITIES

 Purchases of property
 and equipment, net         (49,458)       (43,289)      (78,475)

 Proceeds from sale-
 lease back                                               31,138

 Acquisition of Parks-Belk
  (1995)/Macco (1994)       (10,483)      (184,067)

 Collections of acquired
 receivables                                               5,038

 Other                                       (1,719)      (2,653)
                            --------      ---------      --------

   NET CASH USED IN
   INVESTING ACTIVITIES     (59,941)      (229,075)      (44,952)

FINANCING ACTIVITIES

 Proceeds from long-
 term borrowings             32,273         90,983       145,615

 Payments on long-term
 debt and capital
 lease obligations          (16,714)        (33,544)     (183,651)

 Proceeds from issuance
 of Stock                     2,210          29,166       119,957

 Dividends paid to
 preferred shareholders     (1,950)            (888)
                            -------          -------      -------

   NET CASH PROVIDED
   BY FINANCING ACTIVITIES  15,819           85,717        81,921

INCREASE (DECREASE) IN
CASH AND CASH
EQUIVALENTS                 10,976          (11,695)       15,037

Cash and cash equivalents
at beginning of year        15,181           26,876        11,839
                           -------          -------        ------
Cash and cash equivalents
at end of year            $ 26,157         $ 15,181      $ 26,876
                          ========         ========      ========

Noncash investing and financing activities are described in Notes
C, D, and F.

The accompanying notes are an integral part of these consolidated financial statements.



Note A - Basis of Presentation

On February 3, 1996, Proffitt's, Inc. ("Proffitt's") issued 8,816 shares of its Common Stock for all the outstanding
Common Stock of Younkers, Inc. ("Younkers") (collectively, "the
Company"). The merger has been accounted for as a pooling of interests, and accordingly, these consolidated financial statements have been restated for all periods to include the results of operations and financial position of Younkers.

Separate results of the combined entities were as follows:

                                     Year ended
                          February 3,   January 28,  January 29,
                            1996           1995         1994

Revenue:
   Proffitt's           $  720,148     $  617,363    $ 200,884
   Younkers                613,350        599,135      597,895
                        ----------     ----------    ---------
                        $1,333,498     $1,216,498    $ 798,779
                        ==========     ==========    =========

Extraordinary item:
   Proffitt's           $     0        $     0       $   0
   Younkers                 (2,060)    $     0       $ (1,088)
                        ----------     -----------   ---------
                        $   (2,060)    $     0       $ (1,088)
                        ==========     ===========   =========

Cumulative effect of
changes in accounting
methods:
  Proffitt's           $     0        $     0       $     333
  Younkers                   0              0           1,571
                       -----------    -----------   ---------
                       $     0        $     0       $   1,904
                       ==========     ===========   =========

Net income (loss):
   Proffitt's          $    5,181     $    16,128   $   6,063
   Younkers               (13,640)         13,616      13,998
                       -----------    -----------   ---------
                       $   (8,459)    $    29,744   $  20,061
                       ==========     ===========   =========

Historically, Younkers' inventory costs consisted only of "direct costs", principally invoice cost plus freight. Proffitt's followed the same method until the year ended January 29, 1994 at which time Proffitt's adopted the "full cost" method which includes the direct costs plus certain purchasing and distribution costs. Additionally, Younkers has included the cost of certain operating supplies, such as shopping bags, in prepaid supplies and expenses. Proffitt's policy is to expense such when issued to a store. Hence, Younkers' financial statements have been restated to conform to Proffitt's accounting methods, including adopting the change in inventory costs with a "cumulative effect" adjustment in 1993. The restated financial statements also reflect certain reclassifications without any impact on previously reported income or shareholders' equity.

Note B - Description of Business and Summary of Significant
Accounting Policies

Description of business

At February 3, 1996, the Company operated the Proffitt's
Division with twenty-five department stores in the Southeast, the McRae's Division with twenty-nine department stores in the Southeast, and the Younkers Division with fifty-one department stores in the Midwest. The Company's fiscal year ends on the Saturday nearest January 31 and consisted of 53 weeks for the year ended February 3, 1996 and 52 weeks for the years ended January 28, 1995 and January 29, 1994.

Consolidation

The financial statements include the accounts of Proffitt's and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenues
Retail sales are recorded on the accrual basis, and profits on installment sales are recognized in full when the sales are recorded. Sales are net of returns which are reflected as a period cost at the time of return.

Trade accounts receivable

Trade accounts consist of revolving charge accounts with terms which, in some cases, provide for payments exceeding one year. In accordance with usual industry practice, such receivables are included in current assets. Finance charge income is accrued monthly based on a percentage of uncollected customer account balances. A portion of finance charge income is earned by financial institutions in connection with the sales of interests in accounts receivable (see Note D).

Inventories

Inventories are valued at the lower of cost or market as determined by the retail inventory method applied on the last-in, first-out (LIFO) method for approximately 84% and 86% of the inventories at February 3, 1996 and January 28, 1995, respectively, and on the first-in, first-out (FIFO) method for the balance. Prior to the fiscal year ended January 28, 1995, the Company used the FIFO method for all inventories. As of February 3, 1996 and January 28, 1995, the LIFO value of inventory exceeded market, and as a result, inventory was stated at the lower market amount.

Prior to January 31, 1993, inventory costs consisted only of "direct costs," principally invoice cost plus freight. Effective January 31, 1993, the Company adopted the "full cost" method. Under the full cost method, inventory costs include the direct costs plus certain purchasing and distribution costs. The impact of this change is further discussed in Note N.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which are 45 years for buildings and range from 4 to 20 years for fixtures, leasehold improvements, and equipment.

Cash equivalents
The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Leased department sales

The Company includes leased department sales as part of net sales. Leased department sales were $73,977, $71,369, and $49,266 for the years ended February 3, 1996, January 28, 1995, and January 29, 1994, respectively.

Store pre-opening expenses

Prior to January 31, 1993, new store pre-opening costs for Proffitt's were deferred and amortized over the 12 months immediately following the individual store openings. Effective January 31, 1993, Proffitt's changed its method to expense such costs when incurred. The impact of this change is further discussed in Note N. Younkers has historically expensed such costs when incurred.

Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax rules and regulations.

Earnings per common share

Earnings per common share have been computed based on the weighted average number of common shares outstanding, including common stock equivalents, after recognition of preferred stock dividends of $1,950 and $1,694 for the years ended February 3, 1996 and January 28, 1995, respectively. There were no preferred dividends in the prior year.

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

Goodwill

The Company records goodwill for the cost in excess of fair value of net assets acquired in purchase transactions. Goodwill is being amortized on a straight-line method over 15 to 40 years, and the Company recognized amortization charges of $1,523, $1,100 and $151 for the years ended February 3, 1996, January 28, 1995 and January 29,1994, respectively. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of nondiscounted cash flows and operating income. Based upon its most recent analysis, the Company believes that no impairment of goodwill exists at February 3, 1996.

New Accounting Pronouncement

Financial Accounting Standards Board Statement of
Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," was issued in 1995 to be effective beginning February 4, 1996 for the Company. Management intends to comply with the disclosure requirements of this statement. Accordingly, it is the opinion of management that the statement will not have a material impact on the Company's financial position or results of operations.

Note C - Acquisitions

On March 31, 1994, Proffitt's acquired all of the Common
Stock of Macco Investments, Inc. ("Macco"), a privately held corporation and the parent company of McRae's, Inc. ("McRae's") which operated 28 stores in the Southeast. The total acquisition price of approximately $212 million consisted of a cash payment of $176 million and the issuance of (i) 436 shares of Proffitt's, Inc. Common Stock, (ii) the Company's 7.5% Junior Subordinated Debentures due March 31, 2004 in an aggregate face amount equal to $17.5 million, (iii) 33 shares of Series B Cumulative Junior Perpetual Preferred Stock, (iv) the Company's promissory notes to certain of the Macco shareholders for $2 million, and (v) transaction costs of approximately $6 million. In addition and in connection with the acquisition, the Company purchased, for $18.5 million, four regional mall stores owned by McRae family partnerships and leased to McRae's. The operations of McRae's and its subsidiaries are included in these consolidated financial statements after March 31, 1994. The financing of the acquisition included a $175 million accounts receivable financing program through a financial institution; a $125 million bank revolving credit facility; $20 million of mortgage financing on certain Proffitt's and McRae's properties; and a private sale of $30 million Series A Cumulative Convertible Exchangeable Preferred Stock.

The allocation of the purchase price was as follows:

          Working capital               $     68,396
          Property and equipment             176,907
          Goodwill                            45,574
          Other assets                        10,409
          Long-term debt                     (32,877)
          Capital lease obligations          (11,695)
          Deferred income taxes              (42,432)
          Other long-term liabilities         (2,484)
                                             -------
                                        $    211,798

In April 1995, Proffitt's acquired the Parks-Belk Company, the owner and operator of four department stores in northeast Tennessee. Specific terms of the transaction were not disclosed, but consideration was paid in Proffitt's, Inc. Common Stock and cash (aggregated less than $20 million). Three of the Parks-Belk locations were converted into Proffitt's Division stores, and one was permanently closed.

Note D - Sale of Accounts Receivable

On April 1, 1994, Proffitt's began selling an undivided ownership interest in its accounts receivable. Under the agreement with the purchaser, which expires September 1997, Proffitt's may obtain additional proceeds by increasing the ownership interest transferred to the purchaser or reduce the purchaser's interest by allowing a portion of the collections to be retained by the purchaser. The ownership interest which may be transferred to the purchaser is limited to $175,000 and is further restricted on the basis of the level of eligible receivables and a minimum ownership interest to be maintained by Proffitt's. Proffitt's sold $370,874 and $333,473 of its accounts receivable for the years ended February 3, 1996 and January 28, 1995, respectively.

Prior to February 3, 1996, Younkers utilized an accounts receivable securitization program under which its receivables were used as collateral for commercial paper issued by a wholly-owned special purpose subsidiary. Effective with the February 3, 1996 merger, Younkers replaced amounts borrowed under the securitization program with the sale of (i) a fixed ownership interest of $75 million and (ii) a variable ownership interest of up to $50 million in its trade receivables. The $75 million receivables sold under this arrangement is from a pool of $91.5 million of trade receivables and remains fixed until 2000 at which time a portion of collections of outstanding receivables will be retained by the purchaser until the $75 million is extinguished.

Additional sales of receivables up to $50 million are restricted on the basis of the level of eligible receivables in excess of the $91.5 million supporting the fixed pool and a minimum ownership interest to be retained by Younkers. Younkers may obtain additional proceeds by increasing the ownership interest transferred to the purchaser or reduce the purchaser's interest by allowing a portion of the collections to be retained by the purchaser. The purchasers retain an allocation of finance charge income equal to 6.45% on the Younkers $75 million program and equal to a variable rate based on commercial paper or Eurodollar rates on the Proffitt's $175 million and Younkers $50 million programs. The balance of finance charges is retained by the Company. Finance charges retained by the purchaser were $8,809 and $5,567 for the years ended February 3, 1996 and January 28, 1995, respectively.

The Company is contingently liable for the collection of the receivables sold. The ownership interest transferred to the purchaser, which is reflected as a reduction of accounts receivable, was $220,229 and $138,740 at February 3, 1996 and January 28, 1995, respectively. Management believes that the allowance for doubtful accounts of $6,601 at February 3, 1996 is adequate for losses under this recourse provision. The agreements contain certain covenants requiring the maintenance of various financial ratios. If these covenants are not met or if an event of default was to occur, the purchasers could be entitled to terminate the agreement.

Note E - Property and Equipment

A summary of property and equipment was as follows:

                                        February 3,   January 28,
                                           1996          1995

          Land and land improvements    $  39,345      $  39,192
          Buildings                       136,827        131,723
          Leasehold improvements           80,543         80,122
          Fixtures and equipment          242,911        246,813
          Construction in progress         17,134         11,951
                                         --------       --------
                                          516,760        509,801

          Accumulated depreciation       (134,921)      (133,340)
                                         ---------      ---------

                                         $381,839       $376,461
                                         ========       ========

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the provisions of this new accounting standard in the fourth quarter of the year ended February 3, 1996. As a result of adopting this new accounting standard and as a result of closing certain stores and warehouses, the Company incurred impairment charges as follows:

Write-down in carrying value of six operating stores
   (3 Proffitt's, 1 McRae's and 2 Younkers)
    due to recurring poor operating results and
    adoption of SFAS No. 121                         $  15,897

Abandonment of duplicate warehouses and leasehold
  improvements related to the Parks-Belk acquisition
  and the Younkers merger                                1,797

Loss on abandonment of leasehold improvements
   related to closed stores                              1,427
                                                      --------
                                                      $ 19,121

Note F - Income Taxes

The components of income tax expense were as follows:

                                                Year Ended

                            February 3,   January 28,   January 29,

                               1996          1995         1994

Current:
   Federal                 $  10,940      $ 12,066      $  7,280
   State                       2,912         3,310         1,868
                           ---------      --------      --------
                              13,852        15,376         9,148
                           ---------      --------      --------

Deferred:
   Federal                  (10,834)         3,853         3,738
   State                     (2,485)           621           558
                           ---------      --------      --------

                            (13,319)         4,474         4,296

                           ---------      --------      --------

                           $    533       $ 19,850      $ 13,444
                           ========       ========      ========


Components of the net deferred tax asset or liability recognized in the consolidated balance sheets were as follows:
                                     February 3,   January 28,
                                       1996           1995
Current:
   Deferred tax assets:
    Allowance for doubtful accounts  $  2,400       $   1,700
    Accrued expenses                    9,900           3,000
    Other                                 250             500
                                     --------       ---------
                                      12,550            5,200
                                     --------       ---------

   Deferred tax liabilities:
    Inventory                         (8,300)          (7,300)
    Other                               (500)            (400)
                                     --------       ---------

                                      (8,800)          (7,700)

  Net deferred tax asset (liability) $ 3,750          $(2,500)
                                     =======          ========

Noncurrent:
  Deferred tax assets:
   Capital leases                    $   900         $  1,000
   Other long-term liabilities         3,800            4,000
   Deferred compensation                 950            1,000
                                     --------        --------
                                       5,650            6,000
                                     --------        --------

   Deferred tax liabilities:
    Property and equipment           (51,200)         (57,000)
    Other assets                      (5,400)          (6,000)
    Junior subordinated debentures    (1,300)          (1,400)
                                     --------        --------

                                      (57,900)        (64,400)

   Net deferred tax liability       $ (52,250)      $ (58,400)



Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

                                    Year ended
                      February 3,       January 28,   January 29,
                         1996              1995          1994

Expected tax/rate
(benefit)           $(2,774)  (35.0%)      35.0%         35.0%

State income taxes,
net of federal
benefit               (743)    (9.4)        4.3           5.0

Nondeductible merger
transaction costs    2,997     37.8

Amortization of
goodwill               518      6.5

Other items, net       535      6.8         0.7           0.1
                    ------    -----        -----         -----

Actual tax/rate
(benefit)           $  533      6.7%       40.0%         40.1%
                    ======    =====        =====         =====

The Company made income tax payments, net of refunds received, of $6,899, $13,507, and $8,365 during the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

Note G - Senior Debt

A summary of senior debt was as follows:

                                     February 3,   January 28,
                                       1996           1995
Real estate and mortgage notes,
interest ranging from
3.35% to 10.17%, maturing
1996 to 2008, collateralized
by property and equipment with
a carrying amount of approximately
$122,000 at February 3, 1996         $  97,365      $  73,791

Revolving credit agreements and
commercial paper notes                  41,400        121,114

Notes payable, interest ranging
from 7.88% to 13.00%,
maturing 1996 to 1998                   12,287         10,154
                                     --------        --------
                                      151,052         205,059
Current portion                       (16,797)        (14,843)
                                     --------        --------
                                     $134,255        $190,216
                                     ========        ========

Prior to February 3, 1996, Younkers utilized an accounts receivable securitization program under which its receivables were used as collateral for commercial paper issued by a wholly-owned special purpose subsidiary. At January 28, 1995, borrowings of $76,114 were outstanding under this program at a weighted average interest rate of 6.0%. Effective
February 3, 1996, Younkers replaced the debt financing of its accounts receivable with sales of ownership interests in the receivables (see Note D). At the same time, Younkers cancelled its revolving credit facility. As a result of this early extinguishment of debt, certain deferred costs associated with the debt financing of receivables and the revolving credit facility, such as loan origination costs and a loss from a related interest rate swap, were written off. This write-off of $3,433 ($2,060 net of income taxes) is reflected in the income statement as an extraordinary item.

In conjunction with a real estate mortgage note having a balance of $6,750 at February 3, 1996, Proffitt's entered into an interest rate swap agreement for the management of interest rate exposure. This agreement extends to June 30, 2003 and swaps the variable rate for a fixed rate of 5.7%. The differential to be paid or received is included in interest expense. The Company continually monitors its position and the credit rating of the interest rate swap counterparty. While the Company may be exposed to credit losses in the event of nonperformance by the counterparty, it does not anticipate such losses.

At February 3, 1996, the Company owed $41,400 under a revolving credit agreement ("Revolver") with banks. Borrowings under the Revolver are limited to 55% of merchandise inventories up to a maximum borrowing of $125,000, and interest rate options include LIBOR-based rates, prime rate and competitive bid rates. The agreementexpires in 1999. In addition to certain general requirements, the credit agreement requires the Company to meet specific covenants related to current ratio, fixed charges, funded debt, capitalization and tangible net worth. Certain other note agreements also impose restrictions and financial maintenance requirements.

Maturities of senior debt for the next five years, and thereafter, giving consideration to lenders' call privileges, are as follows:

          Fiscal Year End

          1997                             $  16,797
          1998                                13,495
          1999                                17,077
          2000                                68,678
          2001                                 6,417
          Thereafter                          28,588
                                           ---------
                                           $ 151,052
                                           =========

The Company made interest payments of $25,601, $18,282 and $9,232 during the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively. Capitalized interest was $285, $467 and $787 for the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

Note H - Leases

The Company is committed under long-term leases primarily for the rentals of certain retail stores. The leases generally provide for minimum annual rentals (including executory costs such as real estate taxes and insurance) and contingent rentals based on a percentage of sales in excess of stated amounts. Generally, the leases have primary terms ranging from 20 to 30 years and include renewal options ranging from 10 to 15 years.

At February 3, 1996, minimum rental commitments under capital leases and operating leases with terms in excess of one year are as follows:

                                     Capital       Operating
Fiscal Year End                       Leases        Leases

1997                                 $ 2,179       $  24,621
1998                                   2,179          23,754
1999                                   2,179          23,050
2000                                   2,165          20,900
2001                                   2,009          19,116
Thereafter                            19,209         157,776
                                    --------        --------

Total minimum rental commitments     29,920        $ 269,217
                                                   =========
Estimated insurance, taxes,
maintenance and utilities            (7,413)

Net minimum rental commitments       22,507

Imputed interest (rates ranging
from 8.00% to 17.80%)                (11,189)
                                     --------
Present value of net minimum
rental commitments                    11,318

Less current installments of
capital lease obligations               (472)
                                     --------

Capital lease obligations,
excluding current installments      $ 10,846
                                    ========


Contingent rentals on capital leases are insignificant.

Total rental expense for operating leases was approximately $41,000, $39,000 and $30,000 for the years ended
February 3, 1996, January 28, 1995 and January 29, 1994, respectively, including contingent rents of $5,000, $4,300 and $3,100.

Note I - Subordinated Debentures
In October 1993, the Company issued $86,250 of 4.75% convertible subordinated debentures, due November 1, 2003, with interest due semi-annually. The debentures are convertible into the Company's Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $42.70 per share. The debentures are redeemable for cash at any time on or after November 15, 1996, at the option of the Company at specified redemption prices.

In March 1994, the Company issued 7.50% junior subordinated debentures with a face value of $17,500. The debentures were discounted to reflect their fair value and have an accreted carrying value of $14,255 at February 3, 1996.

During the year ended January 29, 1994, a $5,000 convertible subordinated debenture was converted into Common Stock at a conversion price of $16 per share.

Note J - Retirement and Savings Plan and Other Benefits

Proffitt's and Younkers sponsor profit sharing and savings plans that cover substantially all full-time employees. Employees may contribute a portion of their salary, subject to limitation, to the plans. The Company contributed an additional amount, subject to limitation, based on the voluntary contribution of the employee. In addition, Younkers contributes to the plan an amount based on a percentage of income or an amount authorized by the Board of Directors. Company contributions charged to expense under these plans, or similar predecessor plans, for the years ended February 3, 1996, January 28, 1995, and January 29, 1994 were $1,216, $1,106 and $1,905, respectively. As a part of a 1987 acquisition, Younkers assumed certain obligations under a frozen defined benefit pension plan. Younkers' funding policy with respect to the plan is consistent with the funding requirements of federal laws and regulations. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

                                      February 3,   January 28,
                                        1996            1995

Accumulated benefit obligation,
entirely vested                       $  5,204      $  4,903
                                      ========      ========
Plan assets at fair value
(primarily funds on deposit
with a financial institution)         $  5,327      $  4,903

Projected benefit obligation
for service rendered to date            (5,204)       (4,903)
                                      --------      --------
Plan assets in excess of
projected benefit obligation               123             0

Unrecognized net loss from
past experience different from
that assumed and effects of
changes in assumptions                   1,239         1,535

Prepaid pension cost                  $  1,362      $  1,535
                                      ========      ========


Net periodic cost (benefit) included in the Company's operating results for the frozen plan is insignificant. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.5% for the years ended February 3, 1996 and January 28, 1995 and 7.0% for the year ended January 29, 1994. The expected long-term rate of return on plan assets was 8.0% for each year.

Younkers provides certain health care benefits for eligible retired employees who have 20 years of service with the Company and who have been covered under the Company's active medical insurance plan. In addition, another group of retirees, resulting from a 1987 acquisition, are eligible for certain life insurance benefits. The plans are not funded. At February 3, 1996 and January 28, 1995, the Company's accrued liability for such benefits was $3,225 and $3,372, respectively, with approximately one-half representing the accumulated postretirement benefit obligation for current retirees and one-half representing unrecognized prior service cost and unrecognized net gains. Net periodic postretirement benefit costs included in the Company's operating results for these health care benefits were insignificant.

The Company has certain deferred compensation plans providing benefits to selected current and former employees. The liability for deferred compensation was approximately $2.5 million for the years ended February 3, 1996 and January 28, 1995.

Note K - Stock Transactions

During April 1993, Younkers issued 2,371 shares of
Common Stock through a public offering. The total proceeds received from the sale of these shares were approximately $69.1 million after offering expenses. Proceeds of the shares sold, along with proceeds from the sale and lease back transaction, were used to repay the remaining balance of term debt associated with the acquisition of the department store division of the H.C. Prange Company in September 1992 and to pay down the Younkers previous revolving line of credit.

In February and March 1993, Proffitt's sold 2,395 shares of Common Stock at $22.25 per share in a public offering. Net proceeds to the Company were approximately $50.2 million after the underwriting discount and offering expenses.

On March 31, 1994, Proffitt's issued 600 shares of Series A Cumulative Convertible Exchangeable Preferred Stock in a private offering. Net proceeds to the Company were approximately $28.9 million after offering expenses. Dividends are cumulative and are paid in March and September at $3.25 per annum per share. The Preferred Stock is convertible into Common Stock at a price of $21.10 per share and has a liquidation preference of $50 per share. The Company may redeem the stock, in whole or in part, at $52.50 per share after two years based on certain conditions, and in any event after four years. The stock is exchangeable at the Company's option in whole on any dividend payment date on the basis of $50 of 6.50% exchange debentures for each share. The stock gains voting rights when three semi-annual dividends are in arrears, and at that time, the shareholder may appoint one representative to the Company's Board of Directors.

In March 1995, the Board of Directors of Proffitt's, Inc. adopted a shareholder rights plan. Each outstanding share of Common Stock has one preferred stock purchase right attached. The rights generally become exercisable ten days after an outside party acquires, or makes an offer for, 20% or more of the Common Stock. Each right entitles its holder to buy 1/100 share of Proffitt's, Inc. Series C Junior Preferred Stock at an exercise price of $85. Once exercisable, if the Company is involved in a merger or other business combination or an outside party acquires 20% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquiror) to purchase common stock of the acquiring company or, in certain circumstances, Proffitt's, Inc. Common Stock having a market value of twice the exercise price of the right. The rights expire on March 28, 2005.

The Company has available 33 shares of authorized, unissued Series B Preferred Stock.

Note L - Stock Option and Stock Purchase Plans

The Company's 1987 Stock Option Plan, as amended, provided for the granting of options of Common Stock not to exceed 490 shares to officers, key employees and Directors. No additional options are to be granted under the 1987 Plan. On March 1, 1994, the Company's Board of Directors adopted the Proffitt's, Inc. 1994 Long-Term Incentive Plan pursuant to which stock options, stock appreciation rights, restricted shares of Common Stock and performance units may be awarded to officers, key employees and Directors. The 1994 Plan, as amended, provides for granting of 2,911 shares of Common Stock of the Company. At February 3, 1996, 30 restricted shares of Common Stock have been awarded under the 1994 Plan. At February 3, 1996, the 1994 Plan has available for grant 1,239 shares of Common Stock of the Company.

Stock option activity was as follows:

                              Shares    Stock Option Price Range

Balance at January 30, 1993    951      $  5.250     $  23.470
 Granted                       213        23.625        34.950
 Exercised                    (127)        5.250        12.000
 Cancelled                      (7)       23.470        23.470
                             -----
Balance at January 29, 1994  1,030         5.250        34.950
 Granted                       783        14.540        24.500
 Exercised                    (118)        5.250        23.625
 Cancelled                     (43)        7.500        34.180
                             -----
Balance at January 28, 1995  1,652         5.250        34.950
 Granted                       455        17.470        32.250
 Exercised                    (178)        5.250        25.375
 Cancelled                     (89)        5.250        32.650
                             -----

Balance at February 3, 1996  1,840         7.500        34.950
                             =====

On February 3, 1996 (merger effective date), Younkers' stock options were assumed by the Company using the conversion number of .98. On this date, these stock options became fully vested. The above stock option activity has been restated to include Younkers' option activity for the fiscal years presented. At February 3, 1996, incentive and nonqualified stock options for 1,143 shares were exercisable. All options were granted at not less than fair market value at dates of grant, and the maximum term of an option may not exceed ten years.

The Proffitt's, Inc. 1994 Employee Stock Purchase Plan
(the "Stock Purchase Plan") was adopted on November 12, 1994 by the Board of Directors of the Company. The Stock Purchase Plan provides that an aggregate of 350 shares of the Company's Common Stock is available for purchase. Under the Stock Purchase Plan, an eligible employee may elect to participate by authorizing payroll deductions of not more than $2.4 per Plan year to be applied toward the purchase of the Company's Common Stock. The purchase price per share is 85% of the lesser of the closing price per share on the last business day preceding (i) the Grant Date or (ii) the Exercise Date. Thirteen shares of the Company's Common Stock were purchased under the Stock Purchase Plan for the Plan year ending January 31, 1996. At January 31, 1996, the Stock Purchase Plan has available for future offerings 337 shares of the Company's Common Stock.

Note M - Related Party Transactions

In February 1989, the Company entered into an agreement with the Chairman of the Board and Chief Executive Officer for an unsecured $500 interest-free loan due January 31, 1999. The loan was made as a supplement to this individual's base compensation, and interest was imputed on this loan at 5.54% for the year ended February 3, 1996.

The Company is obligated under 6.50% second mortgage real estate notes to a Director of the Company in the amount of $1,580.

A Director of the Company owns $1,637 of the 7.50% junior subordinated debentures.

Prior to the merger, Younkers issued shares through a public offering which was managed by Goldman, Sachs & Co., an officer of which served on Younkers Board of Directors. Younkers also engaged Goldman, Sachs & Co. to serve as financial advisors in connection with the hostile takeover defense matter and the Proffitt's merger.

During June 1993, Younkers completed the sale and lease back of the eight owned store properties acquired from H. C. Prange Company ("Prange") with net proceeds of approximately $31,000. This was considered in the allocation of the original purchase price and resulted in no gain or loss to Younkers. Younkers incurred sales commissions of $800 on this transaction with a company whose Chairman was on the Younkers Board of Directors.

In connection with the acquisition of the Prange department stores, Younkers entered into agreements with Prange for a transitional management information system and distribution services for which it incurred $1,754 for the year ended January 29, 1994. The then-president of Prange became a Director of Younkers subsequent to the acquisition. In June 1993, Younkers purchased from Prange the Green Bay Distribution Center for $2,450 and, during the second quarter of the year ended January 29, 1994, brought in-house the management information systems.

Note N - Changes in Accounting Methods

Effective January 31, 1993, Proffitt's changed its method of accounting for inventory to include certain purchasing and distribution costs. Previously, these costs were charged to expense in the period incurred rather than in the period in which the merchandise was sold. The cumulative effect of this change (which includes the impact on Proffitt's and Younkers -see Note A) for periods prior to January 31, 1993 was $2,273 (net of income taxes of $1,532). The effect of this change on the fiscal year ended January 29, 1994 was to increase net income before the cumulative effect by $165, or $.01 per common share.

Effective January 31, 1993, Proffitt's also changed its method of accounting for store pre-opening costs to expensing such costs when incurred. Previously, these costs were amortized over the 12 months immediately following the individual store openings. Younkers has historically expensed such costs when incurred. The cumulative effect of this change for periods prior to January 31, 1993 was $369 (net of income taxes of $236). The effect of this change on the fiscal year ended January 29, 1994 was to decrease net income before cumulative effect by $1,665, or $.09 per common share. Effective January 30, 1994, Proffitt's changed its method of accounting for inventory to the last-in, first-out
(LIFO) method for approximately 76% of its inventories. Previously, all inventories were valued using the first-in, first-out (FIFO) method. Younkers has historically valued its inventories under the LIFO method. The cumulative effect of this change is not presented because it is not determinable.

Note O - Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The fair values of cash and cash equivalents, accounts receivable, and short-term debt approximates cost due to the immediate or short-term maturity of these instruments.
For variable rate notes that reprice frequently, fair value approximates carrying value. The fair value of fixed rate notes are estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk.

The fair values of convertible subordinated debentures are based on quoted market prices. For junior subordinated debentures, the fair values are estimated using discounted cash flow analyses with interest rates currently offered for financial instruments with similar terms and credit risk.

The fair value of the Preferred Stock is estimated at the market price of Proffitt's, Inc. Common Stock into which the Preferred Stock was convertible at February 3, 1996.

The fair values of the Company's aforementioned financial instruments at February 3, 1996 were as follows:


                                        Carrying      Estimated
                                        Amount        Fair Value

Cash and cash equivalents              $ 26,157       $ 26,157
Accounts receivable                      44,878         44,878
Fixed rate notes payable                  7,887          8,327
Variable rate notes payable              45,800         45,800
Fixed rate real estate
 and mortgage notes                      77,410         77,224
Variable rate real estate
 and mortgage notes                      19,955         19,955
Convertible subordinated debentures      86,250         75,900
Junior subordinated debentures           14,255         14,255
Convertible exchangeable
 Preferred Stock                         28,850         34,834

Note P - Merger, Restructuring and Integration Costs

In connection with the merger of Proffitt's and Younkers, the two companies incurred certain costs to effect the merger and other costs to restructure and integrate the combined operating companies. Those costs were comprised of the following:

Merger transaction costs, principally
investment banking, legal and
other direct merger costs                      $     8,778

Severance and related benefits                       3,235

Abandonment of duplicate administrative
office space and property and duplicate
data processing equipment and software
(including leases)                                   7,422

Other costs                                          1,387
                                               -----------
                                               $    20,822
                                               ===========

Included in the February 3, 1996 balance sheet caption "accrued expenses" is $26,247 representing amounts expected to be disbursed in 1996 for merger transaction, severance and other costs. Included in the balance sheet caption "other long-term liabilities" is $2,695 representing the present value of remaining lease payments allocable to the Younkers administrative office space being permanently vacated in 1996. These lease payments will be disbursed through August 2005.

Note Q - Quarterly Financial Information

In the following summary of quarterly financial information, all adjustments necessary for a fair presentation of each period were included.

                                           (Unaudited)

                                        First         Second        Third         Fourth
                                        Quarter       Quarter       Quarter       Quarter
Fiscal year ended February 3, 1996

    Net sales                        $ 287,125       $ 278,798     $ 322,972      $444,603
    Gross margin                       100,117         100,314       114,145       145,704
    Income (loss)
    before extraordinary items           3,648           2,479         6,922       (19,448)
    Net income (loss)                    3,648           2,479         6,922       (21,508)

Earnings (loss) per common share:
    Before extraordinary item             0.16            0.10          0.33       (1.02)

    Extraordinary item                                                             (0.11)
    Earnings (loss) per common share      0.16            0.10          0.33       (1.13)

Fiscal year ended January 28, 1995
    Net sales                          211,715         267,622       310,022       427,099
    Gross margin                        69,425          93,105       110,976       147,639
    Net income                             625           1,737         5,598        21,784
    Earnings per common share             0.02            0.06          0.27          1.12

In addition to the extraordinary loss on the early extinguishment of debt, the impairment of long-lived assets and the merger, restructuring and integration charges recorded in the fourth quarter for the year ended February 3, 1996, the Company also revised certain estimates and recorded other charges in the fourth quarter as follows:

Provision for bad debts                   $      2,000
Depreciation                                       700
Litigation                                       5,000
Vendor chargebacks                                 800
Conversion of Younkers'
 leased shoe operations                          2,400
                                          ------------
                                          $     10,900
                                          ============

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Proffitt's, Inc.

We have audited the accompanying consolidated balance sheets of Proffitt's, Inc. and Subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger with Younkers, Inc., which has been accounted for as a pooling of interests as described in Note A to the consolidated financial statements. We did not audit the financial statements of Younkers for the years ended January 28, 1995 and January 29, 1994. Such statements reflect aggregate total assets constituting 38.3% and 54.7% in 1994 and 1993, respectively, and aggregate total revenues constituting 49.3% and 74.9% in 1994 and 1993, respectively, of the related consolidated totals. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Younkers, Inc. is based solely on the respective reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the respective reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the respective reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proffitt's, Inc. and Subsidiaries as of February 3, 1996 and January 28, 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.

As described in Note N to the financial statements, the Company changed its method of costing inventory, accounting for store pre-opening expenses and accounting for income taxes in the year ended January 29, 1994 and changed its method of valuing inventory in the year ended January 28, 1995.

Atlanta, Georgia
March 15, 1996                     /s/ COOPERS & LYBRAND, L.L.P.

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

The Audit Committee of the Board of Directors is composed of four independent Directors. The Committee is responsible for recommending the independent certified public accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal accounting control, and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee.


/s/ R. Brad Martin                  /s/ James E. Glasscock
R. Brad Martin                      James E. Glasscock
Chairman of the Board and           Executive Vice President, Chief
Chief Executive Officer             Financial Officer,
                                    and Treasurer

MARKET INFORMATION

The Company's Common Stock trades on the NASDAQ Stock Market under the symbol PRFT. As of March 15, 1996, there were approximately 1,054 shareholders of record. Below is a summary of the high and low bid quotations for the Company's Common Stock for each quarterly period for the prior two years. The source of these quotations is the Monthly Statistical Report of the National Association of Securities Dealers, Inc. These quotations represent inter-dealer prices for actual transactions, without adjustment for retail markup, markdown, or commission.

The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements, and general business conditions. The Company declared no dividends to common shareholders in either 1995 or 1994.
                                    Fiscal Year Ended

                           February 3, 1996    January 28, 1995
                            Price Range          Price Range

          Quarter          High      Low       High        Low

          First           26 1/2     20 3/4    25 3/4     16 1/2
          Second          33         24        19 3/4     14 3/4
          Third           34 1/4     23 1/8    21 3/4     14 3/4
          Fourth          29         21 1/2    25 1/4     17 3/4

COMMITMENT TO GROWTH

          Since becoming a public company in 1987, Proffitt's, Inc. has experienced tremendous growth. At that time, the Company operated only five stores, all located in metropolitan Knoxville, Tennessee, with annual revenues of $40 million. The successful completion of the Lovemans, Hess, McRae's, Parks-Belk, and Younkers transactions, coupled with the construction of several new units, has allowed us to become one of the fastest growing department store companies in the United States. The Company now operates 103 stores in sixteen states and generates annual sales in excess of $1.3 billion.

          We are committed to and have the resources for continued expansion. Through future acquisitions and new store construction, combined with sales gains in existing stores, particularly in cases where we have made substantial capital investments, Proffitt's, Inc. should continue to grow at an attractive rate and produce the returns expected for our shareholders.

HISTORY OF ACQUISITIONS

Company         Date     Stores   Gross Square Feet    Locations

Lovemans        1988         5      340,000             GA, TN
Hess            1992         8      526,000             TN, VA
Hess            1993        10      674,000             GA, KY, VA
McRae's         1994        28    2,806,000             AL, FL, LA,
                                                         MS
Parks-Belk      1995         3      225,000             TN
Younkers        1996        51    4,961,400             IA, IL, MI,
                                                        MN, NE, SD,
                                                         WI

STORE LOCATIONS

PROFFITT'S STORES
<States>GEORGIA
<Cities>Dalton
<Malls>Walnut Square
<Cities>Rome
<Malls>Mt. Berry Square

<States>KENTUCKY
<Cities>Ashland
<Malls>Ashland Town Center
<Cities>Elizabethtown
<Malls>Towne Mall
<States>NORTH CAROLINA
<Cities>Asheville
<Malls>Biltmore Square
<States>TENNESSEE
<Cities>Athens
<Malls>Proffitt's Plaza
<Cities>Chattanooga
<Malls>Hamilton Place Mall
<Malls>Northgate Mall
<Cities>Cleveland
<Malls>Bradley Square
<Cities>Greeneville
<Malls>Greeneville Commons
<Cities>Johnson City
<Malls>The Mall at Johnson City
<Cities>Kingsport
<Malls>Fort Henry Mall
<Cities>Knoxville
<Malls>East Towne Mall
<Malls>West Town Mall
<Cities>Maryville
<Malls>Foothills Mall
<Cities>Morristown
<Malls>College Square
<Cities>Oak Ridge
<Malls>Oak Ridge Mall
<States>VIRGINIA
<Cities>Bristol
<Malls>Bristol Mall
<Cities>Chesapeake
<Malls>Chesapeake Square
<Malls>Greenbrier Mall
<Cities>Hampton
<Malls>Coliseum Mall
<Cities>Newport News
<Malls>Patrick Henry Mall
<Cities>Richmond
<Malls>Chesterfield Town Center
<Malls>Virginia Center Commons
<Cities>Virginia Beach
<Malls>Pembroke Mall
<sub1>McRAE'S STORES
<States>alabama
<Cities>Birmingham
<Malls>Brookwood Village
<Malls>Century Plaza
<Malls>Riverchase Galleria
<Malls>Roebuck Plaza
<Malls>Western Hills Mall
<Cities>Dothan
<Malls>Wiregrass Commons
<Cities>Florence
<Malls>Regency Square
<Cities>Gadsden
<Malls>Gadsden Mall
<Cities>Huntsville
<Malls>Madison Square
<Malls>Parkway City Mall
<Cities>Mobile
<Malls>Springdale Mall
<Cities>Montgomery
<Malls>Eastdale Mall
<Cities>Selma
<Malls>Selma Mall
<Cities>Tuscaloosa
<Malls>University Mall
<States>Florida
<Cities>Mary Esther
<Malls>Santa Rosa Mall
<Cities>Pensacola
<Malls>University Mall
<States>Louisiana
<Cities>Monroe
<Malls>Pecanland Mall
<States>Mississippi
<Cities>Columbus
<Malls>University Mall
<Cities>Gautier
<Malls>Singing River Mall
<Cities>Greenville
<Malls>Greenville Mall
<Cities>Hattiesburg
<Malls>TurtleCreek Mall
<Cities>Jackson
<Malls>Meadowbrook Mart
<Malls>Metrocenter Mall
<Malls>Northpark Mall
<Cities>Laurel
<Malls>Sawmill Square
<Cities>Meridian
<Malls>Village Fair Mall
<Cities>Natchez
<Malls>Natchez Mall
<Cities>Tupelo
<Malls>Barnes Crossing
<Cities>Vicksburg
<Malls>Pemberton Mall
<sub1>YOUNKERS STORES
<States>Iowa
<Cities>Ames
<Malls>North Grand Mall
<Cities>Bettendorf
<Malls>Duck Creek Plaza
<Cities>Cedar Falls
<Malls>College Square Mall
<Cities>Cedar Rapids
<Malls>Lindale Mall
<Malls>Westdale Mall
<Cities>Davenport
<Malls>Northpark Mall
<Cities>Des Moines
<Malls>Downtown
<Malls>Merle Hay Mall
<Malls>Southridge Mall
<Malls>Valley West Mall
<Cities>Dubuque
<Malls>Kennedy Center
<Cities>Fort Dodge
<Malls>Crossroads Center
<Cities>Iowa City
<Malls>Old Capitol Mall
<Cities>Marshalltown
<Malls>Marshalltown Plaza
<Cities>Mason City
<Malls>Southbridge Mall
<Cities>Sioux City
<Malls>Southern Hills Mall
<Malls>Town Square Downtown
<Cities>West Burlington
<Malls>Westland Mall
<States>Illinois
<Cities>Moline
<Malls>Southpark Mall
<States>Michigan
<Cities>Bay City
<Malls>Bay City Mall
<Cities>Holland
<Malls>West Shore Mall
<Cities>Marquette
<Malls>Marquette Plaza
<Cities>Port Huron
<Malls>Birchwood Mall
<Cities>Traverse City
<Malls>Cherryland Mall
<States>Minnesota
<Cities>Austin
<Malls>Oak Park Mall
<States>Nebraska
<Cities>Grand Island
<Malls>Conestoga Mall
<Cities>Lincoln
<Malls>Gateway Shopping Center
<Cities>Omaha
<Malls>Crossroads Mall
<Malls>Oakview Mall
<Malls>Westroads Mall
<States>South Dakota
<Cities>Sioux Falls
<Malls>The Empire Mall
<States>Wisconsin
<Cities>Appleton
<Malls>Fox River Mall
<Cities>Eau Claire
<Malls>London Square
<Cities>Fond du Lac
<Malls>Forest Mall
<Cities>Green Bay
<Malls>Port Plaza Mall
<Cities>Madison
<Malls>East Towne Mall
<Malls>West Towne Mall
<Cities>Manitowoc
<Malls>Edgewater Plaza
<Cities>Marinette
<Malls>Pine Tree Mall
<Cities>Marshfield
<Malls>Northway Mall
<Cities>Milwaukee
<Malls>Northridge Mall
<Malls>Southridge Mall
<Cities>Oshkosh
<Malls>Park Plaza
<Cities>Racine
<Malls>Regency Mall
<Cities>Sheboygan
<Malls>Downtown
<Cities>Sturgeon Bay
<Malls>Downtown
<Cities>Superior
<Malls>Mariner Mall
<Cities>Wausau
<Malls>Wausau Center
<Cities>Wisconsin Rapids
<Malls>Rapids Mall

DIRECTORS AND OFFICERS
PROFFITT'S, INC.

DIRECTORS
Bernard E. Bernstein
Partner in the Knoxville,
Tennessee law firm of
Bernstein, Stair & McAdams

Edmond D. Cicala
President of Edmond Enterprises, Inc.
Retired Chairman and
Chief Executive Officer of the
Goldsmith's Division of Federated
Department Stores

Ronald de Waal
Chairman of We International, B.V.,
the Netherlands

Gerard K. Donnelly
Chairman of Princeton
Middletown Partners, Inc.
Former President and Chief
Executive Officer of
H. C. Prange Company

Donald F. Dunn
Retired Senior Vice President of Allied Stores Corporation
Michael S. Gross
Vice President of Apollo Capital
Management, Inc.

G. David Hurd
Emeritus Chairman and retired
Chief Executive Officer of
The Principal Financial Group

Richard D. McRae
Former Chairman, President,
and Chief Executive Officer of
McRae's, Inc.

C. Warren Neel
Dean of the College of Business Administration at the University of Tennessee, Knoxville

Harwell W. Proffitt
Former Chairman, President,
and Chief Executive Officer of
Proffitt's, Inc.

Gerald Tsai, Jr.
Chairman, President, and
Chief Executive Officer of
Delta Life Corporation

PROFFITT'S, INC.
OFFICERS
R. Brad Martin
Chairman of the Board of Directors
and Chief Executive Officer

W. Thomas Gould
Vice Chairman of the Board of
Directors and Chairman of the
Younkers Division of Proffitt's, Inc.

James A. Coggin
President and Chief Operating Officer

Tom R. Amerman
Executive Vice President of
Special Projects

David W. Baker
Senior Vice President of Operations

Julia A. Bentley
Senior Vice President of Investor Relations and Planning and Secretary

James E. Glasscock
Executive Vice President,
Chief Financial Officer,
 and Treasurer

Brian J. Martin
Senior Vice President of
Human Resources and Law
General Counsel

Michael R. Molitor
Senior Vice President of
Merchandise Planning and Analysis

James E. VanNoy
Senior Vice President of
Systems Support

John J. White
Senior Vice President of Profit Improvement and Special
Projects

William L. White, III
Senior Vice President of
Systems Development

PROFFITT'S DIVISION OFFICERS
Frederick J. Mershad
President and Chief Executive Officer

A. Coleman Piper
Executive Vice President of Stores

Don M. Alexander
Vice President of Sales Promotion

Linda Kerr Gannaway
Vice President and
General Merchandise Manager

Max W. Jones
Vice President and
General Merchandise Manager

McRAE'S DIVISION OFFICERS
Gary L. Howard
President and Chief Executive Officer


Robert Oliver
Executive Vice President of Stores

Thomas M. Ford
Vice President of Sales Promotion

H. R. Harvey
Vice President and
General Merchandise Manager

Sharron Williams
Senior Vice President and
General Merchandise Manager

YOUNKERS DIVISION OFFICERS

Robert M. Mosco
President and Chief Executive Officer

Toni E. Browning
Senior Vice President of Stores

Robert H. Ferguson
Senior Vice President of Marketing and
Sales Promotion

Frank E. Kulp
Senior Vice President and
General Merchandise Manager

Alan E. Miller
Senior Vice President and General Merchandise Manager

John T. Parros
Senior Vice President and General Merchandise Manager

JoAnn R. Sauvageau
Senior Vice President and General Merchandise Manager


Our Corporate Mission

Our Company will provide opportunities for its associates and will create value for its shareholders through the exceptional operation of retail enterprises. Our stores will feature outstanding assortments of premier merchandise and will delight our guests with superior and personalized customer service. Our associates will follow the highest level of ethical standards in conducting our business affairs.

Corporate Information

Form 10-K Report
A copy of the Form 10-K Annual Report, including financial statements and schedules, as filed with the Securities and Exchange Commission, will be furnished without charge on written request to:
Senior Vice President of Investor Relations
Proffitt's, Inc.
P.O. Box 9388
Alcoa, Tennessee 37701

Legal Counsel
Sommer & Barnard, PC
Indianapolis, Indiana

Waring Cox
Memphis, Tennessee

Independent Accountants
Coopers & Lybrand L.L.P.
Atlanta, Georgia

Transfer Agent
and Registrar
Union Planters National Bank
Memphis, Tennessee
(901) 383-6980

PROFFITT'S DIVISION
HOME OFFICES
115 North Calderwood
Alcoa, Tennessee 37701
(423) 983-7000

PROFFITT'S DIVISION
MAILING ADDRESS

P.O. Box 9388
Alcoa, Tennessee 37701-9388

McRAE'S DIVISION
HOME OFFICES
3455 Highway 80 West
Jackson, Mississippi 39209
(601) 968-4400

McRAE'S DIVISION
MAILING ADDRESS
P.O. Box 20080
Jackson, Mississippi 39289-0080

YOUNKERS DIVISION
HOME OFFICES
701 Walnut Street
Des Moines, Iowa 50397
(515) 244-1112

YOUNKERS DIVISION
MAILING ADDRESS
P.O. Box 1495
Des Moines, Iowa 50397