Form 10-K, Exhibit 13
period 1997-02-01
PROFFITTS INC
filed 1997-04-29
CIK 812900

1996 ANNUAL REPORT

                            PROFFITT'S INC.

Style

Quality

Service

Integrity


The production of this Proffitt's, Inc. Annual Report was based on our committment to provide accurate, timely information about the Company while incurring only modest production costs.

The financial statements of this report are printed on 100% recycled paper.

Who We Are

Proffitt's, Inc. is one of the fastest growing specialty retailers in the United States. The Company's stores offer a wide selection of fashion apparel, accessories, cosmetics, and decorative home furnishings, featuring assortments of premier brands and unique specialty merchandise. Proffitt's commitment to style, quality, service, and integrity is the cornerstone of the Company's culture and provides the foundation for its future growth.

1       Financial Highlights

2       Report to Shareholders

7       Five-Year Financial Summary

8       Management's Discussion
        and Analysis

15      Consolidated Financial
        Statements

19      Notes to Consolidated
        Financial Statements

33      Report of Independent
        Accountants

33      Report of Management

34      Market Information

35      Directors and Officers

36      Store Locations

38      Shareholder Information

Inside Back Cover Corporate Information

1996 was certainly the most extraordinary year in our Company's history.

Financial Highlights


                                                                                   Fiscal Year Ended
                                                -------------------------------------------------
                                                February 1,       February 3,       January 28,
                                                  1997               1996               1995
                                                ----------         -----------        ---------
                                                    (in thousands, except per share amounts)
Net sales                                          $1,889,779         $1,661,056        $1,513,444
Net income before special
  and non-recurring charges*                       $   52,151         $   38,392        $   37,448
Fully diluted earnings per common
  share before special and
  non-recurring charges*                           $     1.94         $     1.54        $     1.52
Net income*                                        $   37,399         $      641        $   37,448
Fully diluted earnings
  per common share*                                $     1.41         $     0.03        $     1.52
Fully diluted weighted average
  common shares                                        28,204             23,166            26,301
Total assets                                       $1,403,796         $  919,013        $  967,667
Shareholders' equity                               $  539,898         $  327,371        $  337,007

*Prior to extraordinary item.

To Our Partners

We will maintain our focus on generating solid operating results and cash flow, which should permit us to substantially increase the value of the enterprise.

1996 was certainly the most extraordinary year in our Company's history. It was marked by further dramatic growth, outstanding operating results, and substantial investment in the future of our business.

Just prior to the beginning of our fiscal year, we completed our merger with Younkers, Inc., a department store company based in Des Moines, Iowa. In October of 1996, we acquired Parisian, Inc., a mall-based anchor specialty store chain, headquartered in Birmingham, Alabama. On February 1, 1997, immediately before the end of the fiscal year, we completed our business combination with G.R. Herberger's, Inc., a department store company based in St. Cloud, Minnesota. Today your Company operates five divisions: Proffitt's, McRae's, Younkers, Parisian, and Herberger's that comprise 175 stores in 24 states. Our annualized revenues are in excess of $2.3 billion, and we are privileged to enjoy the commitment of nearly 27,000 associates.

In the midst of this dramatic growth, we again generated solid financial results with sales and earnings, prior to charges associated with the business combinations, reaching record levels. Compared to our 1991 annual report, we have realized compound annual earnings per share growth of 20%, and our share price has grown at an average compound rate of 24%. This operating and value-creating performance is among the best in the retail industry.

Our strategy remains to tailor our merchandise offerings effectively to our local customers through maintaining our regional focus. We believe the ability to do so is a distinct competitive advantage for the Company. To oversee our regional merchandising and marketing operations, we recently created the Proffitt's Merchandising Group, which is headquartered in Birmingham, Alabama. The Proffitt's Merchandising Group will ensure the implementation of best practices throughout our divisions while assuring we strengthen our corporate relationships with our key suppliers. We believe the structure of our individual divisions, combined with the leadership of the Proffitt's Merchandising Group, will permit us to increase sales and merchandise margins in the future.

We are continuing to aggressively focus on productivity improvement in our back office functions. Cost reductions associated with the elimination of duplicate functions and implementation of best practices associated with our acquisition program generated cost savings of $6 million in 1996, and we expect this number to grow to $20 million in 1997 and $29 million in 1998.

We continue to find opportunities for new unit development in and around our existing markets. During 1996, we opened new stores in Selma, Alabama and Morgantown, West Virginia. Thus far this year, we have opened new stores in Macon, Georgia and Tupelo, Mississippi. Future store openings include a Proffitt's Division store in Parkersburg, West Virginia; McRae's stores in Biloxi and Meridian, Mississippi and Baton Rouge, Louisiana; Younkers stores in Grandville, Michigan and Iowa City, Iowa; and Parisian stores in Birmingham, Alabama and metropolitan Atlanta, Georgia. The regions of the United States in which we operate have outstanding growth potential, and we believe we have meaningful opportunities for further unit development within or contiguous to our existing markets.

Our focus on productivity improvement includes store productivity, and in 1996 we closed two stores and in April of 1997, sold seven
Proffitt's Division stores in Virginia. Each of these units did not meet our long-term return on investment standards, and the re-deployment of these resources will improve our sales productivity and operating margins.

Our strong operating record and corporate culture have made us a preferred partner for regional department store chains seeking affiliation in our consolidating industry. We remain well positioned to consider future acquisition opportunities.

I believe that by carefully executing our operating strategy, which includes enhancing our sales productivity, improving merchandise margins, and gaining operating efficiencies, we can maintain the earnings per share growth pace of the past five years. We will maintain our focus on generating solid operating results and cash flow, which should permit us to substantially increase the value of the enterprise.

Three members of our Board of Directors are retiring. Harwell Proffitt, Richard McRae, and Tom Gould have enjoyed distinguished careers at our predecessor companies and have subsequently served Proffitt's, Inc. as members of our corporate board. We are all grateful to these individuals for their outstanding contributions.

The financial information and graphs in this Annual Report indicate an extraordinary history of the Company over the past five years. I think we have even greater opportunity during the next five.

Sincerely,

/s/ R. Brad Martin

R. Brad Martin
Chairman of the Board and
Chief Executive Officer
Proffitt's, Inc.


For a discussion of risk factors, refer to  Forward-Looking
Information contained in Management's Discussion and Analysis on page 14 of this Annual Report.

Today your Company operates five divisions: Proffitt's, McRae's, Younkers, Parisian, and Herberger's that comprise 175 stores in 24 states.

OUR CORPORATE MISSION

Our Company will provide opportunities for its associates and will create value for its shareholders through the exceptional operation of retail enterprises. Our stores will feature outstanding assortments of premier merchandise and will delight our guests with superior, friendly, and personalized customer service. Our associates will follow the highest level of ethical standards in conducting our business affairs.

We are a preferred partner for regional department store chains seeking affiliation in our consolidating industry.

Proffitt's
*19 department stores in 6 southeastern states
*1.8 million gross square feet
*Founded in 1919

McRae's
*29 department stores in 4 southeastern states
*2.9 million gross square feet
*Founded in 1902
*Acquired March 31, 1994

Younkers
*48 department stores in 7 midwestern states
*4.7 million gross square feet
*Founded in 1856
*Acquired February 3, 1996

Parisian
*40 specialty stores in 9 southeastern and midwestern states
*4.3 million gross square feet
*Founded in 1997
*Acquired October 11, 1996

Herberger's
*39 department stores in 10 midwestern states
*2.5 million gross square feet
*Founded in 1927
*Acquired February 1, 1997

Our strategy is to tailor our merchandise offerings to our local customers.

FIVE-YEAR FINANCIAL SUMMARY (in thousands, except per share amounts)
Proffitt's, Inc. and Subsidiaries

                                       52 Weeks     53 Weeks     52 Weeks   52 Weeks     52 Weeks
                                         Ended       Ended       Ended       Ended        Ended
                                         2/1/97      2/3/96      1/28/95      1/29/94     1/30/93
                                       --------     --------     --------   --------      --------
CONSOLIDATED INCOME STATEMENT DATA:
Net sales, including leased
  departments                           $1,889,779  $1,661,056   $1,513,444  $1,063,488    $858,754

COSTS AND EXPENSES:
Cost of sales                            1,230,454   1,087,619      986,028     690,083     523,444
Selling, general and
  administrative expenses                  440,502     398,999      352,448     255,856     220,889
Other operating expenses                   142,124     130,560      122,583      88,792      64,157
Expenses related to hostile
  takeover defense                                       3,182
(Gains) Losses from long-lived
    assets                                  (1,094)     19,121
Merger, restructuring and
  integration costs                         15,929      20,822
                                            -------   --------    ---------     --------    --------
  Operating income                          61,864         753       52,385      28,757    50,264

OTHER INCOME (EXPENSE):
Finance charge income, net                  32,305      31,273       27,934      19,312    16,151
Interest expense                           (26,756)    (29,389)    (23,286)     (11,286)  (11,701)
Other income, net                            1,572       4,051       4,826        4,063       233
  Income before provision for
   income taxes, extraordinary
   loss, and cumulative effect
   of changes in accounting
   methods                                  68,985       6,688      61,859       40,846    54,947
Provision for income taxes                  31,586       6,047      24,411       16,122    20,631
                                           --------   ---------   ---------    --------- ---------
  Income before extraordinary
   loss and cumulative effect of
   changes in accounting methods            37,399         641      37,448       24,724    34,316
Extraordinary loss (net of tax)                         (2,060)                  (1,088)
Cumulative effect of changes in
  accounting methods (net of tax                                     1,904       (1,794)
                                           --------    --------    --------     --------   -------
Net income (loss)                          $37,399     $(1,419)    $37,448      $25,540   $32,522
                                           ========    ========    ========     ========   =======

Earnings (loss) per common share
  before extraordinary loss and
  cumulative effect of changes in
  accounting methods
    Primary                                  $1.31      $(0.06)      $1.55        $1.12     $1.97
    Fully diluted                            $1.41(b)   $(0.06)      $1.52        $1.12     $1.97

Earnings (loss) per common
  share (a)
    Primary                                  $1.31      $(0.15)      $1.55        $1.15     $1.87
    Fully diluted                            $1.41(b)   $(0.15)      $1.52        $1.15     $1.87

Weighted average common shares
    Primary                                 25,564      23,157      23,046       22,167    17,396
    Fully diluted                           28,204      23,166      26,301       22,167    17,396

CONSILIDATED BALANCE SHEET DATA:
Working capital                           $344,410    $235,194    $301,270     $306,853  $203,977
Total assets                            $1,403,796    $919,013    $967,667     $653,680  $536,603
Senior long-term debt,
  less current portion                    $276,810    $168,937    $225,232     $117,588  $216,985
Subordinated debt                         $225,767    $100,505    $100,269      $86,250
Shareholders' equity                      $539,898    $327,371    $337,007     $275,104  $122,582

(a)     Losses per share attributable to extraordinary items were $.09 for the year ended February
        3, 1996 and $.05 for the year ended January 29, 1994.  Earnings (loss) per share attributable to cumulative effect of changes in accounting methods were $.08 for the year ended January 29, 1994 and ($.10) for the year ended January 30, 1993.
(b)     See Note 1 of the Consolidated Financial Statements ("Earnings per Common Share").

MANAGEMENT'S DISCUSSION AND ANALYSIS

Proffitt's, Inc. ("Proffitt's" or the "Company") is a leading regional department store company offering moderate to better brand name fashion apparel, shoes, accessories, cosmetics, and decorative home furnishings. The Company's stores are principally anchor stores in leading regional or community malls. The Company currently operates five store divisions, with a total of 175 stores in 24 states. The Proffitt's Division, headquartered in Knoxville, Tennessee, operates 19 stores in Tennessee, Georgia, Kentucky, North Carolina, Virginia, and West Virginia. The McRae's Division, headquartered in Jackson, Mississippi, operates 29 stores in Alabama, Mississippi, Florida, and Louisiana. The Younkers Division, headquartered in Des Moines, Iowa, operates 48 stores in Iowa, Wisconsin, Nebraska, Michigan, Illinois, Minnesota, and South Dakota. The Parisian Division, headquartered in Birmingham, Alabama, operates 40 stores in Alabama, Georgia, Florida, Ohio, South Carolina, Tennessee, Indiana, Michigan, and Mississippi. The Herberger's Division, headquartered in St. Cloud, Minnesota, operates 39 stores in Minnesota, Montana, Nebraska, Wisconsin, North Dakota, South Dakota, Iowa, Colorado, Illinois, and Wyoming.

Merchandising and various related support functions are conducted at the divisional level. The Proffitt's Merchandising Group, headquartered in Birmingham, was formed in 1996 to ensure coordination of merchandise planning and execution for the Company and was designed to also support the Company's strategy to run separate divisions with regional merchandise assortments. Certain administrative support functions for the Company, such as accounting, credit, and management information systems, are continuing to be centralized.

Proffitt's has experienced significant growth beginning in 1994. In March 1994, Proffitt's acquired McRae's, a privately owned company with 28 stores. In April 1995, the Company completed the purchase of Parks-Belk Company, the owner/operator of four stores in northeast Tennessee. Effective February 3, 1996, immediately preceding the Company's prior fiscal year end, Proffitt's combined its business with Younkers, a publicly-owned company with 51 stores. On October 11, 1996, Proffitt's acquired Parisian, a 38-store closely-held company. Effective February 1, 1997, immediately preceding the Company's current fiscal year end, Proffitt's combined its business with Herberger's, an employee-owned company with 39 stores. The McRae's, Parks-Belk, and Parisian transactions were accounted for using the purchase method; the Younkers and Herberger's transactions were accounted for as poolings of interests.

The Company periodically opens new stores and also eliminates unproductive stores from its store base. In April 1997, the Company sold seven Proffitt's Division stores located in Virginia (the
"Virginia Stores") to an unrelated third party.

Income statement information for each year presented has been restated to reflect the Younkers and Herberger's mergers, which were accounted for as poolings of interests. The operations of McRae's, Parks-Belk, and Parisian have been included in the income statements subsequent totheir respective purchase dates. The following table sets forth, for the periods indicated, certain items from the Company's Consolidated

Statements of Income, expressed as percentages of net sales:

                                            52 Weeks Ended    53 Weeks Ended   52 Weeks Ended
                                              February 1,      February 3,       January 28,
                                             1997 ("1996")     1996 ("1995")    1995 ("1994")
                                             -------------     ------------    -------------
Net sales                                           100.0%          100.0%           100.0%
Costs and expenses:
  Cost of sales                                      65.1            65.5             65.2
  Selling, general, and administrative
    expenses                                         23.3            24.0             23.3
  Other operating expenses                            7.5             7.9              8.1
  Expenses related to hostile takeover
    defense                                                           0.2
  Gains (losses) from long-lived assets                               1.1
  Merger, restructuring, and integration
    costs                                             0.8             1.3
                                                 -------        ------           ------
      Operating income                                3.3             0.0              3.4

Other income (expense):
  Finance charge income, net                          1.7             1.9              1.9
  Interest expense                                   (1.4)           (1.8)            (1.5)
  Other income, net                                   0.1             0.3              0.3
                                                 -------        ------           ------
      Income before provision for income
        taxes and extraordinary loss                  3.7             0.4              4.1

Provision for income taxes                            1.7             0.4              1.6
                                                 -------        ------           ------
    Income before extraordinary loss                  2.0             0.0              2.5

Extraordinary loss (net of tax)                                      (0.1)
                                                 -------        ------           ------
    Net income (loss)                                 2.0%           (0.1)%            2.5%
                                                 =======         =======          =======

NET SALES

Total Company net sales increased by 14% and 10% in 1996 and 1995, respectively. The 1996 increase primarily was due to a comparable store sales increase of 3% and revenues generated from the Parisian Division acquired in October 1996. The 1995 sales increase primarily was due to a comparable store sales increase of 3% and a full year of sales generated from the McRae's stores acquired in March 1994.

GROSS MARGINS

Gross margins were 34.9%, 34.5%, and 34.8% in 1996, 1995, and 1994, respectively. The Company uses a full-cost method to account for inventories, which includes certain purchasing and distribution costs. Such costs which relate to obtaining merchandise and preparing it for sale are included in cost of sales.

The improvement in gross margin percent in 1996 to 34.9% from 34.5% in 1995 was a result ofimproved inventory management, resulting in increased inventory turnover and lower markdowns. The decrease in gross margin percent from 34.8% in 1994 to 34.5% in 1995 was primarily as a result of increased markdowns over the prior year.

Management expects that sales and gross margins can be enhanced over time through further development of key businesses in each Division; expansion of key brands (primarily at the newly acquired Herberger's Division); further private brand development; enhanced relationships and buying power with vendors due to the Company's increased scale; and continued appropriate inventory management.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses ("SG&A") were 23.3% of net sales in 1996, 24.0% of net sales in 1995, and 23.3% of net sales in 1994. In 1996, primarily in conjunction with the Herberger's business combination, the Company revised certain estimates and recorded other charges to SG&A in the fourth quarter totaling $3.7 million, or 0.2% of net sales. The most significant components of these charges were: (i) a $.7 million charge for store closing and conversion costs and (ii) a $1.7 million charge to strengthen various accruals. In addition, the Company recorded fourth quarter charges to SG&A of $1.0 million, or 0.1% of net sales, related to the sale of the Virginia Stores. In 1995, primarily in conjunction with the Younkers business combination, the Company revised certain estimates and recorded other charges to SG&A in the fourth quarter totaling $13.7 million, or 0.8% of net sales. The most significant components of these charges were: (i) a $2.4 million charge for the conversion of the Younkers leased shoe operation to an owned operation; (ii) a $2.0 million charge to strengthen the Company's bad debt reserve; and (iii) a $5.0 million reserve for various Younkers legal claims.

Excluding these fourth quarter charges, SG&A as a percentage of net sales was 23.0% in 1996 and 23.2% in 1995. The reduction of the SG&A percentage in 1996 over 1995 was due to increased economies of scale and the implementation of the synergies outlined below.

Management has identified synergies and developed cost savings programs in conjunction with the Younkers, Parisian, and Herberger's business combinations. The implementation of these synergies and programs reduced operating expenses by a total of $6 million in 1996 and is expected to produce annualized expense savings of $20 million in 1997 and $29 million in 1998 (compared to the 1995 cost structure). Cost reductions are being achieved through the elimination of duplicate corporate expenses, economies of scale, implementation of best practices, and consolidation of certain administrative support functions. These changes should deliver future additional leverage on expenses and will also contribute to the Company's competitive cost structure.

OTHER OPERATING EXPENSES

Other operating expenses were 7.5% of net sales in 1996, compared to 7.9% in 1995 and 8.1% in 1994. Other operating expenses for 1996 include a $1.0 million charge, or 0.1% of net sales, related to the sale of the Virginia Stores. Excluding this charge, other operating expenses as a percentage of net sales were 7.4% in 1996. The percent decline in 1996 over 1995 and 1994 levels resulted from leverage of these expenses over a larger sales base, the effect of closed underperforming stores, and lower expenses due to the write-down of certain property (see "Gains (Losses) from Long-Lived Assets" below).

EXPENSES RELATED TO HOSTILE TAKEOVER DEFENSE

During 1995, the Company incurred expenses of approximately $3.2 million, or 0.2% of net sales, related to the defense of the attempted hostile takeover of Younkers by Carson Pirie Scott & Co.

GAINS (LOSSES) FROM LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the provision of this new accounting standard in the fourth quarter of 1995. As a result of adopting this new accounting standard and as a result of closing certain stores and warehouses, the Company incurred impairment charges totaling $1.0 million , or 0.1% of net sales, and $19.1 million, or 1.1% of net sales, in 1996 and 1995, respectively. The 1996 write-down of $1.0 million was netted against gains on the sales of certain properties totaling $2.1 million, or 0.1% of net sales, primarily related to the sale of two Younkers units in March 1996. The $19.1 million charge in 1995 is comprised of $15.9 million related to the write-down in carrying value of six store properties and $3.2 million related to the write-down of abandoned property.

MERGER, RESTRUCTURING, AND INTEGRATION COSTS

In connection with the merger of Proffitt's and Herberger's, the two companies incurred certain costs in the fourth quarter of 1996 to effect the transaction and other costs to restructure, integrate, and combine the operations of the two companies. These costs totaled $10.0 million, or 0.5% of net sales, and were comprised of $2.6 million of merger transaction costs (principally investment banking, legal, and other direct merger costs); $6.5 million of severance and related benefits, the consolidation of administrative operations, and systems conversions; and $.9 million for the write-off of duplicate administrative facilities. Management also expects to incur certain additional integration costs in 1997, such as transition payroll, training, and relocation expenses. These expenses are expected to total approximately $3 to $4 million in 1997.

In connection with the merger of Proffitt's and Younkers, the two companies incurred certain costs in the fourth quarter of 1995 to effect the transaction and other costs to restructure, integrate, and combine the operations of the two companies. These costs totaled $20.8 million, or 1.3% of net sales, and were comprised of $8.8 million of merger transaction costs (principally investment banking, legal, and other direct merger costs); $3.2 million of severance and related benefits; $7.4 million for the write-off of duplicate administrative facilities; and $1.4 million of miscellaneous costs. The Company also incurred certain additional integration costs in 1996, such as transition payroll, training, and relocation expenses. These expenses totaled $5.9 million during 1996, or 0.3% of net sales.

FINANCE CHARGE INCOME, NET

Net finance charge income was 1.7% of net sales in 1996 and 1.9% of net sales in both 1995 and 1994.


For 1996, gross finance charge income (before allocation of finance charges to the third party purchasers of accounts receivable (see "Liquidity")) increased to 2.6% of net sales from 2.4% in 1995. This increase was primarily due to increased finance charge rates assessed in certain states and a full year's benefit of the October 1995 implementation of late fee penalties on past due charge accounts for the Proffitt's and McRae's Divisions.

For 1995, gross finance charge income increased to 2.4% of net sales over 2.2% of net sales in 1994. This increase was due to increased customer usage of the Company's proprietary charge cards, increased finance charge rates assessed in certain states, the October 1995 implementation of late fee charges on past due charge account balances for the McRae's and Proffitt's Divisions, and a full year's benefit of the May 1994 implementation of late fee charges on past due charge account balances at the Younkers Division.

The allocation of finance charges to the third party purchasers of accounts receivable totaled approximately $16.0 million, or 0.8% of net sales, in 1996; $8.8 million, or 0.5% of net sales, in 1995; and $5.6 million, or 0.4% of net sales, in 1994. Utilization of the Company's accounts receivable securitization programs increased each year presented (see "Liquidity"), commensurate with the Company's growth in proprietary charge card sales.

Each of the Company's Divisions, except for Herberger's, operates a propriety card program. A proprietary card program is being designed for and will be introduced to the Herberger's customer base in May 1997.

INTEREST EXPENSE

Interest expense as a percentage of net sales was 1.4% for 1996, 1.8% for 1995, and 1.5% for 1994. Total interest expense was $26.8 million, $29.4 million, and $23.3 million in 1996, 1995, and 1994, respectively. The decrease in interest expense in 1996 over 1995 was attributable to less average borrowings under the Company's revolving credit facilities due to an increase in cash flow from operations and a reduction in short-term interest rates. The increase in interest expense in 1995 over 1994 was attributable to higher borrowings associated with the purchase and operation of the Parks-Belk stores acquired in April 1995 and the acquisition of McRae's in March 1994, along with higher interest rates.

INCOME TAXES

The effective tax rates differ from the expected tax rates principally due to nondeductible merger costs and other nondeductible expenses related to acquisitions.

NET INCOME

Net income (prior to extraordinary item) was $37.4 million in 1996, or 2.0% of net sales, $.6 million in 1995, or 0.0% of net sales, and $37.4 million in 1994, or 2.5% of net sales. Earnings in 1996 were negatively affected by such items as fourth quarter charges to SG&A in conjunction with the Herberger's transaction and the sale of the Virginia Stores and merger, restructuring, and integration costs previously discussed. Without these items, 1996 net income would have totaled $52.2 million, or 2.8% of net sales. In 1995, earnings were negatively affected by such items as fourth quarter charges to SG&A in conjunction with the Younkers transaction, expenses related to the Younkers hostile takeover attempt, charges for the impairment of long-lived assets, and merger, restructuring, and integration costs previously discussed. Without these items, 1995 net income would have totaled $38.4 million, or 2.3% of net sales.

EXTRAORDINARY ITEM

On February 3, 1996, Younkers replaced its debt financing of accounts receivable with sales of ownership interests in its accounts receivable. In addition, Younkers canceled its $150 million revolving credit agreement. As a result of the early extinguishment of debt, certain deferred costs associated with the debt facilities, such as loan origination costs and a loss from an interest rate swap, were written off. This write-off of $3.4 million ($2.1 million net of income taxes) was recorded as an extraordinary item in 1995.

INFLATION

Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general, and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets.

SEASONALITY

The Company's business, like that of most retailers, is subject to seasonal influences, with asignificant portion of net sales and net income realized during the fourth quarter of each year, which includes the Christmas selling season. In light of these patterns, selling, general, and administrative expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last quarter of each year. The fourth quarter increases in working capital needs have typically been financed with internally generated funds, the sale of interests in the Company's accounts receivable, and borrowings under the Company's revolving credit facility. Generally, more than 30% of the Company's net sales and over 50% of net income are generated during the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

Proffitt's primary needs for liquidity are to acquire, renovate, or construct stores and to provide working capital for new and existing stores.

Net cash provided by operating activities was $82.5 million in 1996 and $66.6 million in 1995. In 1996 net income and depreciation and amortization charges were offset by additional working capital needs of $14.3 million. In 1995, working capital needs were reduced by $14.0 million.

Net cash used in investing activities was $174.7 million in 1996 of which $119.1 million was for the acquisition of Parisian and $61.0 million was related to new store construction, store renovations, systems enhancements, and other capital expenditures. Net cash used in investing activities for 1995 totaled $62.0 million, of which $51.5 million related to new store construction, store renovations, systems enhancements, and other capital expenditures and $10.5 million was the cash portion of the Parks-Belk acquisition purchase price.

Net cash provided by financing activities for 1996 totaled $66.4 million, which was primarily due to proceeds of $113.0 million from borrowings on long-term debt netted against payments on such debt of $49.3 million. Net cash provided by financing activities for 1995 totaled $7.0 million, which was primarily due to proceeds of $32.3 million from borrowings on long-term debt netted against payments on such debt of $20.3 million.

In January 1997, Proffitt's entered into a $300 million facility agreement ("Accounts Receivable Facility") with a financial institution for the sale of ownership interests in accounts receivable, which expires in 1998. The Accounts Receivable Facility requires a portion of finance charges earned be allocated to the purchaser of the ownership interests in the accounts receivable, sufficient to cover the yield on commercial paper utilized by the purchaser to finance the transaction, plus fees and expenses. As of March 21, 1997, the interest rate on the Accounts Receivable Facility including program fees was approximately 5.8%, and $221 million of receivables were sold on the Accounts Receivable Facility at that date. $234 million of receivables were sold on the Accounts Receivable Facility at February 1, 1997. Amounts sold are limited to 82% of eligible accounts receivable.

The Accounts Receivable Facility replaced separate facilities previously in place for: (i) Proffitt's Division and McRae's Division receivables ($175 million facility) and (ii) Parisian receivables
($160 million facility). Maximum amounts sold under these facilities in 1996 were $172.4 million and $129.0 million, respectively.

Prior to February 3, 1996, Younkers utilized an accounts receivable securitization program under which its receivables were used as collateral for commercial paper issued by a wholly-owned special purpose subsidiary. Effective with the February 3, 1996 merger, Younkers replaced amounts borrowed under the securitization program with the sale of: (i) a fixed ownership interest of $75 million and
(ii) a variable ownership interest of up to $50 million in its trade receivables. The $75 million receivables sold under this arrangement are from a pool of $91.5 million of tradereceivables and remain fixed until 2000 at which time a portion of collections of outstanding receivables will be retained by the purchaser until the $75 million is amortized. The purchaser retains an allocation of finance charges earned on the $75 million of receivables in an amount sufficient to provide a return of approximately 6.5%.

Additional sales of receivables up to $50 million are restricted on the basis of the level of eligible receivables in excess of the $91.5 million supporting the fixed pool and a minimum ownership interest to be retained by Younkers. Younkers may obtain additional proceeds by increasing the ownership interest transferred to the purchaser or reduce the purchaser's interest by allowing a portion of the collections to be retained by the purchaser. The purchaser retains an allocation of finance charge income equal to a variable rate based on commercial paper or Eurodollar rates. The agreement expires in 2000. As of March 21, 1997, the interest rate was approximately 5.8%, and $5 million of Younkers' receivables were sold under this facility at that date. The maximum receivables sold under this facility in 1996 totaled $90.0 million.

Proffitt's utilizes a $275 million revolving credit facility with several banks ("Revolver"), which expires in 1999. The Revolver provides various borrowing options, including prime rate and Eurodollar rates. As of March 21, 1997, the LIBOR-based interest rate on the $275 million Revolver was approximately 6.5%. Borrowings on the Revolver are limited to 55% of merchandise inventories (increasing to 60% on a seasonal basis). As of March 21, 1997, the Company had borrowings totaling $171.4 million outstanding under the Revolver and unused availability of $103.6 million. The maximum amount outstanding under the Revolver during 1996 was $176.7 million. At that time, Proffitt's had unused availability on the Revolver of $98.3 million. Proffitt's previous $125 million revolving credit facility was replaced by the $275 million Revolver in October 1996 in conjunction with the Parisian merger.

At February 1, 1997, total debt was 49% of total book capitalization, up from 47% at February 3, 1996. Excluding subordinated debt of $226 million at February 1, 1997 and $101 million at February 3, 1996, senior debt was 27% of total capitalization, down from 31% one year ago.

As of February 1, 1997, Proffitt's carried $120 million of mortgage debt related to its 27 owned store locations and other owned properties. Management believes the market value of these properties significantly exceeds the related indebtedness.

Proffitt's estimates capital expenditures for 1997 will approximate $100 million, primarily for the construction of seven new stores opening in 1997, initial construction related to five to seven stores to be opened in 1998, several store expansions and renovations, and enhancements to management information systems.

Proffitt's anticipates its capital expenditures and working capital requirements relating to planned new and existing stores will be funded through cash provided by operations and borrowings. Proffitt's expects to generate adequate cash flows from operating activities to sustain current levels of operations. Proffitt's maintains favorable banking relations and anticipates the necessary credit agreements will be extended or new agreements will be entered into in order to provide future borrowing requirements as needed. Proffitt's also believes it has access to a variety of other capital markets. The Company's goal is to continue to maintain a strong balance sheet and prudent leverage, providing Proffitt's flexibility to capitalize on attractive opportunities for growth, thereby enhancing shareholder value.

RESENT ACCOUNTING PRONOUNCEMENTS

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets andExtinguishments of Liabilities." The new standard, which was effective for all sales of accounts receivable beginning January 1, 1997, requires that a gain be recognized at the time of sale to the extent the fair value of the undivided interest in the receivables sold and the servicing rights retained exceed the carrying value of the receivables. Historically, the Company has recognized the excess interest earned on sold receivables over the life of the receivables. The effect of this accounting change was immaterial to 1996.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share." The new standard changes the presentation and method in which earnings per share are computed and is effective for the Company's year ending January 31, 1998. The new standard will be applied on a "retroactive restatement of all prior periods" basis. The Company is currently ascertaining the impact the new standard will have on its earnings per share amounts for 1996 and prior periods.

FORWARD-LOOKING INFORMATION

The forward-looking information presented in the letter to shareholders entitled "To Our Partners" contained on pages 2 through 4 of the Annual Report as well as the forward-looking statements contained throughout Management's Discussion and Analysis on pages 8 through 14 of the Annual Report are premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management's assumptions.

The forward-looking information and statements are based on a series of projections and estimates and involve certain risks and uncertainties. Potential risks and uncertainties include such factors as the level of consumer spending for apparel and other merchandise carried by the Company, the competitive pricing environment within the department and specialty store industries, the effectiveness of planned advertising, marketing, and promotional campaigns, appropriate inventory management, realization of planned synergies, and effective cost containment.

CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share amounts)
Proffitt's, Inc. and Subsidiaries


                                                                  Year Ended
                                                   ----------------------------------------------
                                               February 1,       February 3,      January 28,
                                                 1997               1996            1995
                                               ----------         ----------      ----------
Net sales                                        $1,889,779       $1,661,056         $1,513,444

COSTS AND EXPESNES
  Cost of sales                                   1,230,454        1,087,619            986,028
  Selling, general and administrative
    expenses                                        440,502          398,999            352,448
  Other operating expenses
     Property and equipment rentals                  60,684           50,609             47,857
     Depreciation and amortization                   41,037           43,013             40,305
     Taxes other than income taxes                   40,403           36,938             34,421

  Expenses related to hostile takeover
    defense                                                            3,182
  (Gains) losses from long-lived assets              (1,094)          19,121
  Merger, restructuring and integration
    costs                                            15,929           20,822
                                                    --------          --------          --------
                       OPERATING INCOME              61,864              753             52,385

OTHER INCOME (EXPENSE)
  Finance charge income, net                         32,305           31,273             27,934
  Interest expense                                  (26,756)         (29,389)           (23,286)
  Other income, net                                   1,572            4,051              4,826
                                                   ---------          --------          --------
     INCOME BEFORE PROVISION FOR INCOME
           TAXES AND EXTRAORDINARY LOSS              68,985            6,688             61,859
Provision for income taxes                           31,586            6,047             24,411
                                                   ---------          --------          --------
       INCOME BEFORE EXTRAORDINARY LOSS              37,399              641             37,448
Extraordinary loss on early extinguishment
  of debt (net of tax)                                                                                           (2,060)
                                                   ---------          --------          --------
                      NET INCOME (LOSS)              37,399           (1,419)            37,448
Preferred stock dividends                               796            1,950              1,694
Payment for early conversion of
  preferred stock                                     3,032
                                                   ---------          --------          --------
        NET INCOME (LOSS) AVAILABLE TO
                   COMMON SHAREHOLDERS              $33,571          $(3,369)           $35,754
                                                    ========          ========          ========

Earnings (loss) per common share
    Primary                                         $  1.31          $ (0.15)*            $1.55
                                                    ========         =========          ========
    Fully diluted                                   $  1.41           $(0.15)*            $1.52
                                                    ========         =========          ========

Weighted average common shares
    Primary                                          25,564           23,157             23,046
                                                     =======          ========           =======
    Fully diluted                                    28,204           23,166             26,301
                                                     =======          ========           =======

*Loss per share before extraordinary item was $.06, and the loss per share attributable to the extraordinary item was $.09.

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED BALANCE SHEETS (in thousands)
Proffitt's, Inc. and Subsidiaries

                                                                   February 1,     February 3,
                                                                     1997             1996
                                                                   -----------     ----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                           $    3,382       $  29,178
  Residual interest in trade accounts receivable                          85,400          44,878
  Accounts receivable - other                                             20,659          12,158
  Merchandise inventories                                                447,164         329,733
  Other current assets                                                    27,658          10,106
  Deferred income taxes                                                   11,700           4,961
                                                                        ---------       ---------
                                  TOTAL CURRENT ASSETS                   595,963         431,014

PROPERTY AND EQUIPMENT, net of depreciation                              510,502         410,256
GOODWILL AND TRADENAMES, net of amortization                             277,472          52,838
OTHER ASSETS                                                              19,859          24,905
                                                                        ---------       ---------
                                          TOTAL ASSETS                $1,403,796        $919,013

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                $116,434         $87,026
  Accrued expenses                                                        86,220          60,516
  Accrued compensation and related items                                  19,188          16,155
  Sales taxes payable                                                     17,196          12,005
  Current portion of long-term debt                                       12,515          20,118
                                                                        ---------       ---------
                             TOTAL CURRENT LIABILITIES                   251,553         195,820
SENIOR DEBT                                                              276,810         168,937
DEFERRED INCOME TAXES                                                     62,000          53,171
OTHER LONG-TERM LIABILITIES                                               47,768          14,328
SUBORDINATED DEBT                                                        225,767         100,505
REDEEMABEL COMMON STOCK HELD IN ESOP                                                      58,881
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS' EQUITY
  Preferred stock                                                                         28,850
  Common stock                                                             2,802           2,711
  Additional paid-in capital                                             378,016         243,822
  Retained earnings                                                      168,858          73,469
  Treasury stock at cost (6,811 shares in 1995)                                          (21,481)
  Deferred ESOP compensation                                              (9,778)
                                                                        ---------       ---------
                            TOTAL SHAREHOLDERS' EQUITY                   539,898         327,371
                                                                        ---------       ---------
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $1,403,796      $  919,013
                                                                        =========       =========

The accompanying notes are an integral part of these consolidated financial statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands, except per share amounts)
Proffitt's, Inc. and Subsidiaries


                                            Additional                      Deferred      Total
                         Preferred Common    Paid-In    Retained Treasury    ESOP    Shareholders'
                           Stock     Stock    Capital    Earnings  Stock  Compensation   Equity
                         --------- --------   --------  --------  -------   --------    --------
Balance at January 29,
  1994                       $  -   $ 2,651    $223,829  $ 62,701  $(14,076)    $  -       $275,105

  Net income                                               37,448                            37,448
  Issuance of common
    stock                                            53     9,941                             9,994
  Issuance of Series B
    preferred stock           3,296                                                           3,296
  Issuance of Series A
    preferred stock          28,850                                                          28,850
  Income tax benefits
    related to exercised
    stock options                                             112                               112
  Purchase of treasury
    stock                                                            (3,361)                 (3,361)
  Increase in stock held
    in ESOP                                         (30)            (11,588)                (11,618)
  Conversion of Series B
    preferred stock          (3,296)                 16               3,280
  Preferred stock
    dividends                                                        (1,694)                 (1,694)
  Unrealized gain on
    released ESOP
    shares                                                                1                       1
  Common stock dividends,
    $.28 per Herberger's
    share                                                            (1,126)                 (1,126)
                             ------- -------     -------   -------   -------  --------       -------
Balance at January 28,
    1995                     28,850   2,690     237,163    85,741   (17,437)       -        337,007

  Net loss                                                 (1,419)                           (1,419)
  Issuance of common
    stock                                36       6,241                                       6,277
  Income tax benefits
    related to exercised
    stock options                                   373                                         373
  Purchase of treasury
    stock                                                            (4,044)                 (4,044)
  Increase in stock held
    in ESOP                             (15)               (7,857)                           (7,872)
  Preferred stock dividends                                (1,950)                           (1,950)
  Unrealized gain on
    released ESOP shares                             45                                          45
  Common stock dividends,
    $.28 per Herberger's
    share                                                  (1,046)                           (1,046)
                             ------- -------    --------  --------  --------  --------      --------
Balance at February 3,
    1996                     28,850   2,711     243,822    73,469   (21,481)       -        327,371

  Net income                                               37,399                            37,399
  Issuance of common
   stock                                348     117,437                                     117,785
  Income tax benefits
    related to exercised
    stock options                                 3,818                                       3,818
  Purchase of treasury
    stock                                                            (2,056)                 (2,056)
  Retirement of treasury
    stock                              (689)    (15,789)   (7,059)   23,537
  Reclassification of
    ESOP stock                          290         (57)   69,907              (9,778)       60,362
  Unrealized gain on
    released ESOP
    shares                                          122                                         122
  Preferred stock
    dividends                                                (796)                             (796)
  Payment for early
    conversion of
    preferred stock                                        (3,032)                           (3,032)
  Conversion of Series
    A preferred stock       (28,850)    142      28,663                                         (45)
  Common stock dividends,
    $.28 per Herberger's
    share                                                  (1,030)                           (1,030)
                             ------- -------    --------  --------  --------  --------      --------
Balance at February 1,
    1997                     $  -   $ 2,802   $ 378,016 $ 168,858   $    -   $ (9,778)    $ 539,898
                             ======= =======    ========  ========   =======  ========      ========


The accompanying notes are an integral part of these consolidated financial statements.
CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
Proffitt's, Inc. and Subsidiaries

                                                                     Year Ended
                                                         ----------------------------------------
                                                     February 1,    February 3,   January 28,
                                                        1997          1996            1995
                                                      ---------     ---------        --------
Operating activities
  Net income (loss)                                     $  37,399       $ (1,419)     $  37,448
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
     Extraordinary loss on extinguishment
      of debt                                                              3,433
     Depreciation and amortization                         41,257         43,626         41,013
     Deferred income taxes                                 17,802        (13,477)         4,480
     (Gains) losses from long-lived assets                 (1,094)        19,121
     Amortization of deferred compensation                  1,481          1,363          1,034
     Changes in operating assets and liabilities:
       Trade accounts receivable                            3,162          5,608         52,580
       Merchandise inventories                             17,940         (7,411)         1,219
       Other current assets                               (14,351)           710           (952)
       Accounts payable and accrued expenses              (20,709)        15,553          5,861
       Other                                                 (375)          (503)           580
                                                          --------        -------        -------
        NET CASH PROVIDED BY OPERATING ACTIVITIES          82,512         66,604        143,263

INVESTING ACTIVITIES
  Purchases of property and equipment, net                (61,031)       (51,469)       (53,293)
  Proceeds from sale of assets                              5,410
  Acquisition of Parisian (1996)/Parks-Belk
    (1995)/ McRae's (1994)                               (119,070)       (10,483)      (184,067)
  Other                                                                                  (1,719)
                                                          --------       --------       --------
            NET CASH USED IN INVESTING ACTIVITIES        (174,691)       (61,952)      (239,079)

FINANCING ACTIVITIES
  Proceeds from long-term borrowings                      113,037         32,273         90,983
  Payments on long-term debt                              (49,318)       (20,345)       (35,161)
  Proceeds from issuance of stock                           9,578          2,210         29,166
  Purchase of treasury stock                               (2,056)        (4,043)        (3,361)
  Payments to preferred and common shareholders            (4,858)        (3,139)        (1,954)
                                                          --------       --------       --------
        NET CASH PROVIDED BY FINANCING ACTIVITIES          66,383          6,956         79,673

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS          (25,796)        11,608        (16,143)
Cash and cash equivalents at beginning of year             29,178         17,570         33,713
Cash and cash equivalents at end of year                $   3,382      $  29,178      $  17,570

Noncash investing and financing activities are further described in the accompanying notes.

The accompanying notes are an integral part of these consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share amounts)
Proffitt's, Inc. and Subsidiaries

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Company is a retail organization operating regional department store divisions under the store names of Proffitt's, McRae's, Younkers, Parisian, and Herberger's. The Company's fiscal year ends on the Saturday nearest January 31. Years 1996 and 1994 consisted of 52 weeks and ended on February 1, 1997 and January 28, 1995, respectively. Year 1995 consisted of 53 weeks and ended on February 3, 1996. The financial statements include the accounts of Proffitt's and its subsidiaries other than its special purpose receivables securitization subsidiaries which are not consolidated. All significant intercompany balances and transactions have been eliminated.

USE IF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

RESIDUAL INTEREST IN TRADE ACCOUNTS RECEIVABLE

Residual interest in trade accounts receivable represents an owned residual interest in two special purpose subsidiaries that own the Company's proprietary revolving charge accounts. In some cases, the account's terms provide for payments exceeding one year. In accordance with usual industry practice, such receivables are included in current assets. A portion of the finance charge income on these receivables is earned by financial institutions in connection with the sales of interests in accounts receivable (see Note 4).

INVENTORIES

Inventories are valued at the lower of cost or market as determined by the retail inventory method using last-in, first-out (LIFO) costs for approximately 69% and 86% of the inventories at February 1, 1997 and February 3, 1996, respectively, and using first-in, first-out (FIFO) costs for the balance. At February 3, 1996 the LIFO value of inventory exceeded market, and as a result, inventory was stated at the lower market amount. At February 1, 1997 the LIFO value approximated the FIFO value.

Inventory costs include invoice cost, freight, and certain purchasing and distribution costs.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Gains or losses on the sales of assets are recorded at disposal. At each balance sheet date, the Company evaluates recoverability of property and equipment based upon expectations of nondiscounted cash flows and operating income.

GOODWILL AND TRADENAMES

The Company has allocated substantially all the cost in excess of fair value of net tangible assets acquired in purchase transactions to goodwill and tradenames, which is being amortized on a straight-line method over 15 to 40 years. The Company recognized amortization charges of $3,369, $1,523 and $1,100 for 1996, 1995 and 1994,
respectively. As of February 1, 1997, the accumulated amortization of intangible assets was $6,206. At each balance sheet date, the Company evaluates the recoverability of intangible assets based upon expectations of nondiscounted cash flows and operating income. Based upon its most recent analysis, the Company believes that no impairment of intangible assets exists at February 1, 1997.

EMPLOYEE STOCK OWNERSHIP PLANS

Shares acquired after January 30, 1994 are accounted for in accordance with SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans." All other unreleased shares are accounted for in accordance with SOP 76-3, "Accounting Practices for Certain Employee Stock
Ownership Plans."

STOCK-BASED COMPENSATION

Compensation cost is measured under the intrinsic value method in accordance with Accounting Principles Bulletin No. 25. Pro forma disclosures of net income and earnings per share are presented, as if the fair value method had been applied, as required by SFAS No. 123.

REVENUES

Retail sales are recorded on the accrual basis and profits on installment sales are recognized in full when the sales are recorded. Sales are net of returns which are reflected as a period cost at the time of return.

LEASED DEPARTMENT SALES

The Company includes leased department sales as part of net sales. Leased department sales were$62,804, $73,977 and $71,369 for 1996, 1995 and 1994, respectively.

STORE PRE-OPENING COSTS

Store pre-opening costs are expensed when incurred.

ADVERTISING COSTS

Advertising and sales promotion costs are expensed as incurred.
Advertising and sales promotion costs were $68,602, $60,232 and $52,206, for 1996, 1995 and 1994, respectively.

INCOME TAXES

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax rules and regulations.

EARNINGS PER COMMON SHARE

Primary earnings per common share have been computed based on the weighted average number of common shares outstanding, including common stock equivalents, after recognition of preferred stock dividends of $796, $1,950 and $1,694 for 1996, 1995 and 1994, respectively, and a payment of $3,032 for early conversion of the preferred stock in 1996.

The Company's convertible subordinated debentures are not common stock equivalents and are therefore considered only in fully diluted earnings per share when dilutive.

Common stock issued upon the conversion of the preferred stock in June 1996 has been included in the weighted average number of shares outstanding subsequent to that date for computing primary earnings per share. Fully diluted earnings per share for 1996 have been presented based upon an "as if the shares issued in the conversion were outstanding from the beginning of the year" basis.

Common shares acquired after January 30, 1994 and held by the ESOP are not considered outstanding for earnings per share calculations until the shares are committed to be released and the related compensation expense recognized.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The new standard, which was effective for all sales of accounts receivable beginning January 1, 1997, requires that a gain be recognized at the time of sale to the extent the fair value of the undivided interest in the receivables sold and the servicing rights retained exceed the carrying value of the receivables. Historically, the Company has recognized the excess interest earned on sold receivables over the life of the receivables. The effect of this accounting change was immaterial to 1996.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The new standard changes the presentation and method in which earnings per share are computed and is effective for the Company's year ending January 31, 1998. The new standard will be applied on a "retroactive restatement of all prior periods" basis. The Company is currently in the process of ascertaining the impact the new standard will have on its earnings per share amounts for 1996 and prior periods.

NOTE 2 - MERGERS WITH HERBERGER'S AND YOUNKERS

On February 1, 1997, Proffitt's, Inc. ("Proffitt's") issued 4,000 shares of its common stock for all the outstanding common stock of G.R. Herberger's, Inc. ("Herberger's") (collectively, the "Company"). Herberger's operated 39 stores in the Midwest. The merger has been accounted for as a pooling of interests and, accordingly, these consolidated financial statements have beenrestated for all periods to include the results of operations and financial position of Herberger's.

Separate results of the combined entities were as follows:

                                            Year Ended
                               ------------------------------------------
                           February 1,     February 3,     January 28,
                             1997             1996           1995
                           ----------     -----------       ----------
Revenue:
   Proffitt's               $ 1,567,995      $ 1,333,498      $ 1,216,498
   Herberger's                  321,784          327,558          296,946
                            ------------      -----------      -----------
                            $ 1,889,779      $ 1,661,056      $ 1,513,444
                             ===========      ===========      ===========

Extraordinary loss:
   Proffitt's               $         0      $    (2,060)     $         0
   Herberger's                        0                0                0
                             -----------     ------------      -----------
                            $         0      $    (2,060)     $         0
                            ============     ============     ============

Net income (loss):
   Proffitt's               $    43,598      $    (8,459)     $    29,744
   Herberger's                   (6,199)           7,040            7,704
                            ------------     ------------     ------------
                            $    37,399      $    (1,419)     $    37,448
                             ===========      ===========     ===========


Herberger's financial statements have been restated to conform to Proffitt's accounting methods and to reflect certain reclassifications with an immaterial effect on Herberger's previously reported income and shareholders' equity.

On February 3, 1996, Proffitt's issued 8,816 shares of its common stock for all the outstanding common stock of Younkers, Inc. ("Younkers"). Younkers operated 51 stores in the Midwest. The merger was accounted for as a pooling of interests and, accordingly, the consolidated financial statements were restated for all periods to include the results of operations and financial position of Younkers.

NOTE 3 - ACQUISITIONS OF McRAE'S, PARKS-BELK AND PARISIAN

McRAE'S

On March 31, 1994, Proffitt's acquired McRae's, Inc. ("McRae's") which operated 28 stores in the Southeast. The total acquisition price was approximately $212 million and is detailed below. The McRae's transaction was accounted for as a purchase and, accordingly, the results of the operations of McRae's have been included in the Company's results of operations since the date of acquisition. The purchase price has been allocated to McRae's tangible assets and liabilities based on their estimated fair values at the date of acquisition, with the remaining $45,574allocated principally to goodwill.

PARKS-BELK

In April 1995, Proffitt's acquired the Parks-Belk Company, which operated four department stores in northeast Tennessee. Consideration of less than $20 million was paid in Proffitt's, Inc. common stock and cash. Three of the Parks-Belk locations were converted into Proffitt's Division stores, and one was permanently closed.

PARISIAN

On October 11, 1996, Proffitt's acquired Parisian, Inc. ("Parisian"), which operated 38 stores in the Southeast and Midwest. The total purchase price of the Parisian transaction was approximately $224,000 (detailed below) plus the assumption of Parisian's liabilities aggregating $289,000.

The Parisian transaction was accounted for as a purchase and, accordingly, the financial results of the operations of Parisian have been included in the Company's results of operations since the acquisition date. The purchase price has been allocated to Parisian's tangible assets and liabilities based on their estimated fair values at the date of acquisition, with the remaining $225,000 allocated to its tradename and goodwill.

The following unaudited pro forma summary presents the consolidated results of operations as if the Parisian acquisition had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or results which may occur in the future.


                                                    (Unaudited)
                                          ------------------------------
                                               1996           1995
                                            ----------       ---------
Pro forma:
Net sales                                     $ 2,320,955     $ 2,324,884
Income before extraordinary loss              $    29,768     $     2,425
Net income                                    $    29,768     $       365
Earnings (loss) per common share:
  Primary earnings before
    extraordinary loss                        $      0.94     $      0.02
  Primary earnings (loss)                     $      0.94     $     (0.06)
  Fully diluted earnings before
    extraordinary loss                        $      1.05     $      0.02
  Fully diluted earnings (loss)               $      1.05     $     (0.06)


The purchase price of the Parisian and McRae's acquisitions consisted of the following consideration paid plus the assumption of Parisian's and McRae's liabilities:


                                                 Parisian          McRae's
                                                ---------        ---------
Cash payments and transaction costs            $  119,000     $   184,000
Issuance of 2,947 and 436 shares of
  common stock, respectively                      101,000          10,000
Issuance of Series B preferred stock                                3,000
Issuance of promissory notes                                        2,000
Issuance of subordinated debt                                      13,000
Issuance of 406 replacement stock options           4,000
                                                 --------        ---------
                 CONSIDERATION PAID             $ 224,000        $212,000*


*In connection with the acquisition, the Company purchased four regional mall stores owned by McRae family partnerships for $18.5 million.

NOTE 4 - ACCOUNTS RECEIVABLE SECURITIZATION

In April 1994, the Company began selling an undivided ownership interest in its accounts receivable. In January 1997, the Company, through its unconsolidated subsidiary Proffitt's Credit Corporation (a qualifying special purpose entity), entered into an agreement to sell a revolving undivided ownership interest in the accounts receivable of the Proffitt's, McRae's and Parisian Divisions. The agreement, which expires in January 1998, provides for the sales of receivables up to $300,000 and contains certain covenants requiring the maintenance of various financial ratios.

Prior to February 3, 1996, Younkers utilized an accounts receivable securitization program under which its receivables were used as collateral for commercial paper issued by a wholly-owned special purpose subsidiary. Effective with the February 3, 1996 merger, Younkers, through its unconsolidated subsidiary Younkers Credit Corporation (a qualifying special purpose entity), replaced amounts borrowed under the securitization program by selling a revolving undivided ownership interest in its accounts receivable. The agreement expires in 2000 and provides for the sales of receivables up to $125,000, of which $75,000 is a fixed ownership interest and remains fixed until 2000 at which time a portion of collections of outstanding receivables will be retained by the purchaser until the $75,000 is extinguished.

The ownership interest transferred to the purchasers was $324,000 and $220,229 at February 1, 1997 and February 3, 1996, respectively.

Finance charges earned by the purchasers were $16,013, $8,809 and $5,567 for 1996, 1995 and 1994, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

A summary of property and equipment was as follows:

                                             February 1,    February 3,
                                                1997          1996
                                             ----------      ----------
Land and land improvements                      $  59,140       $  39,442
Buildings                                         178,265         146,792
Leasehold improvements                             98,697          91,795
Fixtures and equipment                            304,479         286,225
Construction in progress                            8,242          17,134
                                                 ---------        --------
                                                  648,823         581,388
Accumulated depreciation                         (159,668)       (171,132)
                                                 ---------        --------
                                                  489,155         410,256
Stores held for sale, net of
  accumulated depreciation                         21,347
                                                 ---------        --------
                                               $  510,502       $ 410,256


The Company realized gains (losses) from store sales or closings and impairment charges as follows:

                                               1996           1996
                                             ----------      ----------
Write-down in carrying value of
  operating stores
  (3 Proffitt's, 1 McRae's and 2
  Younkers in 1995; 1 Herberger's
  in 1996) due to recurring poor
  operating results                              $ (1,010)      $(15,897)

Abandonment of stores and duplicate
  warehouses related to the Parks-Belk
  acquisition and the Younkers merger                             (1,797)

Gain (loss) related to closed or sold
  stores, net                                       2,104         (1,427)
                                                  --------      ---------
                                                   $1,094       $(19,121)

NOTE 6 - INCOME TAXES

The components of income tax expense were as follows:


                                                     Year Ended
                                             -------------------------------
                                        2/1/97       2/3/96     1/28/95
                                        --------     --------   -------
Current:
    Federal                               $  10,026  $  14,432    $  15,753
    State                                     3,758      3,719        4,178
                                             ------     -------    --------
                                             13,784     18,151       19,931
Deferred:
    Federal                                  16,272    (10,962)       3,858
    State                                     1,530     (2,515)         622
                                            -------     -------    --------
                                             17,802    (13,477)       4,480
                                            -------     -------    --------
                                          $  31,586   $  4,674    $  24,411
                                            =======    ========    ========


Components of the net deferred tax asset or liability recognized in the consolidated balance sheets were as follows:

                                             February 1,    February 3,
                                               1997            1996
                                             ----------      ----------
Current:
  Deferred tax assets:
   Trade accounts receivable                     $   3,350     $   2,400
   Accrued expenses                                 18,700        10,972
   Other                                               250           552
                                                    -------      --------
                                                    22,300        13,924
  Deferred tax liabilities:
   Inventory                                        (9,100)       (8,463)
   Other                                            (1,500)         (500)
                                                    -------      --------
                                                   (10,600)       (8,963)
                                                    -------      --------
Net current deferred tax asset                    $ 11,700      $  4,961
                                                    =======      ========

Noncurrent:
  Deferred tax assets:
    Capital leases                                $    950      $    900
    Other long-term liabilities                     21,150         4,021
    Deferred compensation                            2,200           950
                                                  ---------      --------
                                                     24,300         5,871

  Deferred tax liabilities:
    Property and equipment                         (77,000)      (52,342)
    Other assets                                    (8,100)       (5,400)
    Junior subordinated debentures                  (1,200)       (1,300)
                                                   --------      --------
                                                   (86,300)      (59,042)
                                                  ---------      --------
    Net noncurrent deferred tax liability        $ (62,000)     $(53,171)
                                                  =========      ========

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:


                                    1996         1995          1994
                                   ---------    ---------   ---------
Expected tax rate                      35.0 %      35.0 %       35.0 %
State income taxes,
  net of federal benefit                4.0        (6.5)         4.4
Nondeductible merger
  related costs                         2.7        92.1
Amortization of goodwill                1.9        15.9
Other items, net                        2.2         7.1          0.1
                                   ---------    --------      -------
Actual tax rate                        45.8 %     143.6 %       39.5 %
                                   =========    =========     ========

The Company made income tax payments, net of refunds received, of $33,884, $12,263 and $16,882 during 1996, 1995 and 1994, respectively.

NOTE 7 - SENIOR DEBT

A summary of senior debt was as follows:

                                             February 1,    February 3,
                                               1997            1996
                                              ---------      ----------
Real estate and mortgage notes,
  interest ranging from 3.6% to
  10.38%, maturing 1998 to 2007,
  collateralized by property and
  equipment                                    $  120,317       $   97,365
Revolving credit agreement                        154,437           41,400
Capital lease obligations, implicit
  interest ranging from 8.63% to 12.05%            10,735           11,318
Notes payable, interest ranging from
  7.88% to 13.0%, maturing 1997 to 2000             3,836           38,972
                                                 ---------        ---------
                                                  289,325          189,055
    Current portion                               (12,515)         (20,118)
                                                 ---------        ---------
                                                $ 276,810        $ 168,937
                                                ==========       ==========

Effective with the February 3, 1996 merger, Younkers replaced debt collateralized by its trade accounts receivable with the sale of a revolving undivided interest in its accounts receivable and canceled its revolving credit facility. As a result of this early extinguishment of debt, certain deferred debt costs aggregating $3,433 ($2,060 net of income taxes) were written off as an extraordinary item.

In conjunction with a real estate mortgage note having a balance of $5,850 at February 1, 1997, the Company has an interest rate swap agreement for the management of interest rate exposure. This agreement extends to June 30, 2003 and swaps the variable rate for a fixed rate of 5.7%. The differential to be paid or received is included in interest expense.

In connection with the Parisian merger, the Company amended and restated its existing revolving credit agreement ("Revolver") with certain banks. The agreement provides for borrowings limited to 55% of merchandise inventories up to an aggregate principal amount of $275,000, including a standby letter of credit facility of $15,000. The Revolver includes interest rate options of prime and Eurodollar. The agreement, which expires in 1999, requires the Company to meet specific covenants related to net worth, capitalization, fixed charges, capital expenditures, indebtedness and earnings.

Certain other notes also impose restrictions and financial covenants.

At February 1, 1997, maturities of senior debt for the next five years and thereafter, giving consideration to lenders' call privileges, were as follows:

             1997                                  $  12,515
             1998                                     35,010
             1999                                    185,524
             2000                                     10,192
             2001                                     23,304
             Thereafter                               22,780
                                                    --------
                                                   $ 289,325
                                                    =========

The Company made interest payments of $28,304, $29,516 and $20,494 during 1996, 1995 and 1994, respectively. Capitalized interest was $368, $285 and $467 during 1996, 1995 and 1994, respectively.

NOTE 8 - SUBORDINATED DEBT

Subordinated debt represents uncollateralized obligations subordinated in right of payment to all senior debt and was composed of the following:

                                                February 1,  February 3,
                                                  1997          1996
                                                -----------    ----------
Convertible debentures, interest
  at 4.75%, maturing November 2003                $   86,250     $   86,250
Notes, interest at 9.875%, maturing
  July 2003                                          125,000
Junior debentures, interest at 7.5%,
  maturing March 2004                                 14,517         14,255
                                                    --------      ---------
                                                   $ 225,767      $ 100,505
                                                   =========      =========

The subordinated convertible debentures are convertible into the Company's common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $42.70 per share. The debentures are redeemable for cash at the option of the Company at specified redemption prices.

Effective with the Parisian acquisition, the Company assumed the existing Parisian 9.875% subordinated notes. The notes are redeemable at the option of the Company, in whole or in part, after July 15, 1998, 1999 and 2000 at approximately 105%, 102.5% and 100% of face value, respectively. The notes contain certain covenants, the most restrictive of which limits indebtedness, dividends and transactions with Proffitt's and its other subsidiaries.

The 7.5% junior subordinated debentures were discounted at the date of issue to reflect their fair value and are being accreted to a face value of $17,500.

NOTE 9 - OPERATING LEASES

The Company is committed under long-term leases primarily for the rentals of retail stores. The leases generally provide for minimum annual rentals (including executory costs such as real estate taxes and insurance) and contingent rentals based on a percentage of sales in excess of stated amounts. Generally, the leases have primary terms ranging from 20 to 30 years and include renewal options ranging from 10 to 15 years.

At February 1, 1997, minimum rental commitments under operating leases with terms in excess of one year were as follows:

             1997                                 $   58,821
             1998                                     56,592
             1999                                     54,252
             2000                                     50,988
             2001                                     49,338
             Thereafter                              445,972
                                                   ---------
                                                   $ 715,963
                                                  ==========

Total rental expense for operating leases was $60,684, $50,609 and $47,857 during 1996, 1995 and 1994, respectively, including contingent rents of approximately $7,400, $5,600 and $4,800.

NOTE 10 - RETIREMENT AND SAVINGS PLAN

The Company sponsors various profit sharing and savings plans that cover substantially all full-time employees. Company contributions charged to expense under these plans, or similar predecessor plans, excluding the Herberger's employee stock ownership plan ("ESOP"; Note
12)for 1996, 1995 and 1994 were $735, $1,382 and $1,106, respectively.

As a part of a 1987 acquisition, Younkers assumed certain obligations under a frozen defined benefit pension plan. During 1996, the Company terminated the plan realizing non-cash expenses of $1,362.

NOTE 11 - SHAREHOLDERS' EQUITY

PREFERRED STOCK

On March 31, 1994, Proffitt's issued 600 shares of Series A Cumulative Convertible Exchangeable Preferred Stock in a private offering (10,000 total shares authorized). Net proceeds to the Company were approximately $28.9 million after offering expenses. Dividends were cumulative and were paid at $3.25 per annum per share. On June 28, 1996, the holder converted the preferred stock into 1,422 shares of common stock. The Company paid $3,032 to the holder of the preferred stock to induce early conversion.

The Company has available 33 shares of authorized, unissued Series B Preferred Stock.

COMMON STOCK

The Company has 100,000 shares of $.10 par value common shares authorized of which 28,016 and 23,206 shares were issued and outstanding at February 1, 1997 and February 3, 1996, respectively.

Each outstanding share of common stock has one preferred stock purchase right attached. The rights generally become exercisable ten days after an outside party acquires, or makes an offer for, 20% or more of the common stock. Each right entitles its holder to buy 1/100 share of Series C Junior Preferred Stock at an exercise price of $85. Once exercisable, if the Company is involved in a merger or other business combination or an outside party acquires 20% or more of the common stock, each right will be modified to entitle its holder (other than the acquiror) to purchase common stock of the acquiring company or, in certain circumstances, common stock of the Company having a market value of twice the exercise price of the right. The rights expire on March 28, 2005.

TREASURY STOCK

Previously, Herberger's was required to repurchase shares from inactive participants of the ESOP at fair value. Treasury stock transactions were accounted for under the cost method with gains or losses on transactions credited or charged to additional paid-in capital. Total shares purchased in 1996, 1995 and 1994 were 85, 179 and 164, respectively. In connection with the rescission of the put option on the ESOP shares (see Note 12), the Company retired all 6,897 shares of the Company's common stock held in treasury.

NOTE 12 - EMPLOYEE STOCK PLANS

ESOP

Herberger's sponsors an employee stock ownership plan ("ESOP") for the benefit of its employees. Contributions to the ESOP are made at the discretion of the Board of Directors and were $3,670, $3,418 and $3,103 in 1996, 1995 and 1994, respectively. At various times, the ESOP has purchased shares of the Company's common stock using the proceeds of ESOP loans (leveraged shares). These shares are initially held in a suspense account by the Plan Trustee (unallocated shares). As contributions are made and dividends are paid and the ESOP debt is repaid, leveraged shares are released from suspense and allocated to the accounts of participants, and the Company recognizes compensation expense. Dividends earned on all shares acquired prior to January 30, 1994 are recorded as a reduction of retained earnings, while dividends on unallocated shares acquired after January 30, 1994 are reflected as a reduction of compensationexpense. Dividends on ESOP shares used for debt service were $264, $226 and $130 in 1996, 1995 and 1994, respectively. For shares acquired after January 30, 1994, expense is recorded equal to the estimated fair value of shares allocated and those shares become outstanding for earnings per share computations. For all other shares, expense is recorded equal to the cost of the shares released. All shares acquired prior to January 30, 1994 are considered outstanding for earnings per share calculations. Total ESOP expense recognized was $4,130, $4,013 and $3,287 for 1996, 1995 and 1994, respectively, and compensation expense recognized in 1996 reflects the increase in value of Herberger's stock related to its merger with Proffitt's.

As of February 1, 1997, the number of shares held by the ESOP was as follows:

                                                  Number of Shares
                                            ---------------------------
                                            Allocated       Unallocated
                                           ---------         ----------
Shares acquired on or prior to
  January 30, 1994                            387                152
Shares acquired after January 30, 1994         68                332

Prior to the merger, Herberger's shares distributed from the ESOP could be put to Herberger's at fair value for cash under certain conditions. As such, the shares were carried at fair value and not reflected on the balance sheet in shareholders' equity. Effective with the merger, the put option was rescinded, and accordingly, the ESOP shares are reflected in shareholders' equity.

STOCK OPTIONS AND GRANTS

The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to or above fair value of the common shares at the date of the option grant, no compensation cost is recognized.

Had compensation cost for the two stock-based compensation plans been determined under the fair value method provided in SFAS No. 123 (using the Black-Scholes option-pricing model), the Company's net income
(loss) and earnings (loss) per share would have been reduced
(increased) to the pro forma amounts indicated below.

                                                     1996                        1995
                                           -------------------------- -------------------------
                                           As Reported     Pro forma   As Reported    Pro forma
                                           -----------    ----------   ----------     ----------
Net income (loss)                               $  37,399     $  35,756    $  (1,419)    $ (2,540)
Primary earnings (loss) per share               $    1.31     $    1.25    $   (0.15)    $  (0.19)
Fully diluted earnings (loss) per share         $    1.41     $    1.36    $   (0.15)    $  (0.19)


The assumptions for determining compensation costs under the fair value method included i) a risk-free interest rate based on zero-coupon governmental issues on each grant date with the maturity equal to the expected term of the option (6.84% and 5.74% for 1996 and 1995,respectively), ii) an expected term of five years, iii) an expected volatility of 37.1% and 39.9% for 1996 and 1995, respectively, and iv) no expected dividend yield.

The Company maintains stock option plans for the granting of options, stock appreciation rights and restricted shares to officers, key employees and Directors. At February 1, 1997 the Company has available for grant 350 shares of common stock. Options granted generally vest over a four-year period after issue and have an exercise term of ten years from the grant date. Restricted shares generally vest ten years after grant date with accelerated vesting if the Company meets certain performance objectives.

A summary of the stock option plans for 1996, 1995 and 1994 is presented below:
                                                        1996
                                                  ---------------------
                                                             Weighted-
                                                              Average
                                                             Exercise      1995         1994
                                               Shares         Price       Shares      Shares
                                              ----------     ---------   --------    ---------
Outstanding at beginning of year              1,840      $ 19.25       1,652         1,030
Granted                                         490        34.00         455           783
Converted in acquisition                        406        22.50
Exercised                                      (487)       19.67        (178)         (118)
Forfeited                                       (84)       25.00         (89)          (43)
                                            ---------    --------     --------      --------
Outstanding at end of year                    2,165      $ 22.88       1,840         1,652
                                            =========    ========     ========      ========
Options exercisable at year end               1,466      $ 20.76
                                            =========    ========
Weighted average fair value of
  options granted during the year            $ 12.62      $ 11.71
                                            =========    ========

Contemporaneous with the Parisian acquisition, outstanding Parisian stock options were converted into Proffitt's options.



The following table summarizes information about stock options outstanding at February 1, 1997:

                                          Options Outstanding            Options Exercisable
                                  -----------------------------------  -----------------------
                                              Weighted-
                                   Number     Average       Weighted-      Number   Weighted-
                                  OutstandingRemaining        Average   Exercisable  Average
Range of                             at     Contractual       Exercise      at       Exercise
Exercise Prices                     2/1/97  Life (years)       Price      2/1/97       Price
------------------                 --------- ----------     ---------    ---------   --------
$7.50 to $11.25                           266    5             $  9.40           266     $  9.40
$11.26 to $16.88                           39    6               12.00            39       12.00
$16.89 to $25.31                        1,374    7               23.26         1,015       22.97
$25.32 to $37.97                          467    8               29.64           142       28.30
$37.98 to $39.88                           19    9               39.88             4       39.88
                                      -------                 -------        -------   --------
                                        2,165                  $ 22.88         1,466     $ 20.76
                                      =======                ========        =======   ========

The Company also granted restricted stock awards of 129, 20 and 8 shares to certain employees in 1996, 1995 and 1994, respectively. The fair value of these awards on the dates of grants was $3,763, $499 and $120 for 1996, 1995 and 1994, respectively. During 1996, 1995 and
1994, compensation cost of $2,239, $449 and $120, respectively, has been recognized in connection with these awards.

STOCK PURCHASE PLAN

The stock purchase plan (the "Plan") provides that an aggregate of 350 shares of the Company's common stock is available for purchase. Under the Plan, an eligible employee may elect to participate by authorizing limited payroll deductions to be applied toward the purchase of common stock at a 15% discount to market value. Under the Plan, 14 and 13 shares of the Company's common stock were purchased by employees in 1996 and 1995, respectively. At January 31, 1997 the Plan has available 323 shares for future offerings.

NOTE 13 - RELATED PARTY TRANSACTIONS

In 1989, an unsecured $500 interest-free loan was made as a supplement to the Chairman of the Board and Chief Executive Officer's base compensation. The loan is due January 31, 1999.

During 1996, 1995 and 1994, the Company paid $796, $1,950 and $1,694 of preferred stock dividends and a $3,032 payment for early conversion of the preferred stock to an investment group in which a Director is a partner.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The fair values of cash and cash equivalents and short-term debt approximates cost due to theimmediate or short-term maturity of these instruments.

For variable rate notes that reprice frequently, fair value approximates carrying value. The fair value of fixed rate notes are estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk. As of February 1, 1997, the fair value of fixed rate notes approximated the carrying value.

The fair values of the 4.75% convertible debentures and the 9.875% notes are based on quoted market prices. For the junior debentures, the fair value is estimated using discounted cash flow analyses with interest rates currently offered for financial instruments with similar terms and credit risk.

The fair values of the Company's aforementioned financial instruments at February 1, 1997 were as follows:

                                              Carrying     Estimated
                                              Amount      Fair Value
                                             ----------    ----------
4.75% convertible debentures                     $  86,250    $  84,525
9.875% notes                                     $ 125,000    $ 127,500
7.5% junior debentures                           $  14,517    $  14,517

NOTE 15 - MERGER, RESTRUCTURING AND INTEGRATION COSTS

Merger, restructuring and integration costs incurred in 1996 and 1995 were as follows:

                                                                 1996
                                                                ----------
Merger transaction costs, principally investment
  banking, legal and other direct merger costs
  - Herberger's                                               $   2,649
Severance and related benefits - Herberger's                      3,129
Conversion and consolidation of information systems
  and administrative operations - Herberger's                     3,355
Abandonment of duplicate data processing equipment and
  software and other assets - Herberger's                           885
Termination of Younkers benefit plan                              1,362
Conversion and consolidation of management information
  systems - Younkers                                              4,549
                                                                --------
                                                              $  15,929
                                                               =========


                                                                      1995
                                                                   ---------
Merger transaction costs, principally investment
  banking, legal and other direct merger costs
  - Younkers                                                        $  8,778
Severance and related benefits - Younkers                              3,235
Abandonment of duplicate administrative office space
  and property and duplicate data processing equipment
  and software (including leases) - Younkers                           7,422
Other costs - Younkers                                                 1,387
                                                                   ---------
                                                                    $ 20,822
                                                                   =========


A reconciliation of the above charges to the amounts remaining unpaid at February 1, 1997 was as follows:

                                                  1996          1995
                                                 --------      -------
Merger, restructuring and integration
  charges                                          $ 15,929      $ 20,822
Amounts representing non-cash write-offs             (2,417)       (4,086)
Amounts paid in 1995                                               (1,636)
Amounts paid in 1996                                 (7,308)      (11,913)
                                                  ----------     ---------
Amounts unpaid at February 1, 1997                  $ 6,204      $  3,187
                                                  ==========     =========

The significant amount of charges remaining unpaid from 1995 relate principally to the lease payments related to the abandoned Younkers administrative office space.

NOTE 16 - HOSTILE TAKEOVER DEFENSE

In 1995, prior to the Proffitt's and Younkers merger, Younkers was subjected to a hostile takeover attempt by Carson Pirie Scott. In defending itself against this takeover attempt, Younkers incurred legal fees and investment banking advisory fees aggregating $3,182.

NOTE 17 - QUARTERLY FINANCIAL INFORMATION

In the following summary of quarterly financial information, all adjustments necessary for a fair presentation of each period were included.

                                                                   (Unaudited)
                                                    ----------------------------------------
                                                   First       Second         Third       Fourth
                                                  Quarter      Quarter        Quarter    Quarter
                                                 --------       --------     ---------    -------
Fiscal year ended February 1, 1997
  Net sales                                         $ 365,179     $ 343,359     $ 453,256  $ 727,985
  Gross margin                                      $ 127,978     $ 122,320     $ 162,789  $ 246,238
  Net income                                        $   6,308     $   3,533     $  12,141  $  15,417

  Primary earnings per common share                 $    0.25     $    0.01     $    0.47  $    0.54

  Fully diluted earnings per common share           $    0.25     $    0.14     $    0.45  $    0.53

  Primary - pro forma (a)                           $    0.25     $    0.14     $    0.47  $    0.54

Fiscal year ended February 3, 1996
  Net sales                                         $ 353,809     $ 351,419     $ 412,148  $ 543,680
  Gross margin                                      $ 123,080     $ 124,837     $ 146,098  $ 179,422
  Income (loss) before extraordinary item           $   3,125     $   2,866     $  10,130  $ (15,480)
  Net income (loss)                                 $   3,125     $   2,866     $  10,130  $ (17,540)

   Primary earnings (loss) per common share:
     Before extraordinary item                      $   0.11      $    0.10     $    0.42   $  (0.69)
     Extraordinary item                                                                     $  (0.09)
     Earnings (loss) per common share               $   0.11      $   0.10      $    0.42   $  (0.78)


(a) Pro forma amounts represent primary earnings per common share assuming the conversion of the preferred stock had occurred as of the beginning of the year.

In addition to the extraordinary loss on the early extinguishment of debt, the impairment of long-lived assets and the merger, restructuring and integration charges recorded in the fourth quarters of 1996 and 1995, the Company also revised certain estimates and recorded other charges related to Herberger's and Younkers in the fourth quarters of 1996 and 1995,respectively. In 1995, those charges were comprised principally of a strengthened provision for bad debts of $2,000, litigation of $5,000, conversion of leased shoe operations of $2,400, vendor chargebacks of $800 and depreciation of $700. In 1996, those charges were comprised principally of $1,000 of store closing and conversion costs and $1,700 to strengthen various accruals.

REPORT OF INDEPENDENT ACCOUNTANTS
Board of Directors
Proffitt's, Inc.

We have audited the accompanying consolidated balance sheets of Proffitt's, Inc. and Subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger with Younkers, Inc., which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of Younkers for the year ended January 28, 1995. Such statements reflect total revenues constituting 39.6% of the related consolidated totals in 1994. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Younkers, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proffitt's, Inc. and Subsidiaries as of February 1, 1997 and February 3, 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

Birmingham, Alabama
March 20, 1997

REPORT OF MANAGEMENT

The accompanying consolidated financial statements, including the notes thereto, and the other financial information presented in the Annual Report have been prepared by management. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgments. Management is responsible for the consolidated financial statements, as well as the other financial information in this Annual Report.

The Company maintains an effective system of internal accounting control. We believe that this system provides reasonable assurance that transactions are executed in accordance withmanagement authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify, and maintain accountability of assets. Reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

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



R. Brad Martin                          Douglas E. Coltharp
Chairman of the Board and               Executive Vice President and
Chief Executive Officer                 Chief Financial Officer

MARKET INFORMATION


The Company's Common Stock trades on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol PRFT. As of March 17, 1997, there were approximately 1,436 shareholders of record. Below is a summary of the high and low bid quotations for the Company's Common Stock for each quarterly period for the prior two years. The source of these quotations is the Monthly Statistical Report of the National Association of Securities Dealers, Inc. These quotations represent inter-dealer prices for actual transactions, without adjustment for retail markup, markdown, or commission.

The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements, and general business conditions. The Company declared no dividends to common shareholders in either 1996 or 1995.


                                                                   Fiscal Year Ended
                                    --------------------------------------
                                   February 1, 1997        February 3, 1996
                                   ----------------        ----------------
                                      Price Range           Price Range
                                     -------------          -------------
Quarter                             High        Low        High      Low
---------                         -------    -------     --------   ------
First                              33 3/4     23 1/2     26 1/2     20 3/4
Second                              40       31 1/2         33       24
Third                                42       35 1/2     34 1/4     23 1/8
Fourth                            42 3/4     32 5/8         29     21 1/2

DIRECTORS AND OFFICERS

PROFFITT'S, INC.
DIRECTORS

R. Brad Martin
Chairman of the Board of Directors and Chief Executive Officer of
Proffitt's, Inc.

Bernard E. Bernstein
Partner in the law firm of Bernstein, Stair & McAdams

Edmond D. Cicala
President of Edmond Enterprises, Inc. Retired Chairman and Chief
Executive Officer of the Goldsmith's Division of Federated Department
Stores

Ronald de Waal
Chairman of We International, B.V.

Gerard K. Donnelly
Chairman of Princeton Middletown Partners, Inc. Former President and Chief Executive Officer of H.C. Prange Company

Donald F. Dunn
Retired Senior Vice President of Allied Stores Corporation

W. Thomas Gould
Former Chairman and Chief Executive Officer of Younkers, Inc.

Michael S. Gross
Vice President of Apollo Capital Management, Inc.

Donald E. Hess
Chairman of the Parisian Division

G. David Hurd
Emeritus Chairman and retired Chief Executive Officer of The Principal Financial Group

Richard D. McRae
Former Chairman, President, and Chief Executive Officer of McRae s,
Inc.

C. Warren Neel
Dean of the College of Business Administration at the University of Tennessee, Knoxville

Harwell W. Proffitt
Former Chairman, President, and Chief Executive Officer of Proffitt's,
Inc.

Marguerite W. Sallee
President and Chief Executive Officer of CorporateFamily Solutions

Gerald Tsai, Jr.
Chairman, President, and Chief Executive Officer of Delta Life
Corporation

PROFFITT'S, INC.
OFFICERS

R. Brad Martin
Chairman of the Board of Directors and Chief Executive Officer

James A. Coggin
President and Chief Operating Officer

Robert M. Mosco
President and Chief Executive Officer Proffitt's Merchandising Group


David W. Baker
Senior Vice President of Operations

Julia A. Bentley
Senior Vice President of Investor Relations and Planning and Secretary

Douglas E. Coltharp
Executive Vice President and Chief Financial Officer

Peggy Eskenasi
Senior Vice President of Private Label and Brand Development

Fran U. Jose
Senior Vice President of Marketing and Visual

Brian J. Martin
Senior Vice President of Human Resources and Law General Counsel

Michael R. Molitor
Senior Vice President of Merchandise Planning and Analysis

James E. VanNoy
Senior Vice President of Management Information Systems

John J. White
Senior Vice President of Profit Improvement and Special Projects

Sharron Williams
Senior Vice President and Corporate General Merchandise Manager of
Cosmetics

Donald E. Wright
Senior Vice President of Finance and Accounting

PROFFITT'S DIVISION
OFFICERS

A. Coleman Piper
Executive Vice President of Stores

Don M. Alexander
Vice President of Sales Promotion

Linda Kerr
Vice President and General Merchandise Manager

Max W. Jones
Vice President and General Merchandise Manager

McRAE'S DIVISION
OFFICERS

Gary L. Howard
President and Chief Executive Officer

Robert Oliver
Executive Vice President of Stores

Thomas M. Ford
Vice President of Sales Promotion

Laurence J. Donoghue
Senior Vice President and General Merchandise Manager

H.R. Harvey
Vice President and General Merchandise Manager

Joseph A. Sherman
Vice President and General Merchandise Manager

YOUNKERS DIVISION
OFFICERS

Toni E. Browning
Senior Vice President of Stores

Robert H. Ferguson
Senior Vice President of Marketing and Sales Promotion

Ric L. Anderson
Vice President and General Merchandise Manager

Alan E. Miller
Senior Vice President and  General Merchandise Manager

John T. Parros
Senior Vice President and General Merchandise Manager

PARISIAN DIVISION
OFFICERS

Donald E. Hess
Chairman

William D. Cappiello
President and Chief Executive Officer

Howard R. Finkelstein
Executive Vice President of Merchandising

Jim W. Adams
Executive Vice President of Stores

Michael Green
Senior Vice President of Marketing

Ernest E. Brown
Vice President and General Merchandise Manager

W. Travis Saucer
Vice President and General Merchandise Manager

HERBERGER'S DIVISION
OFFICERS

Frank E. Kulp, III
President and Chief Executive Officer

John B. Brownson
Executive Vice President and Chief Operating Officer

Gary L. Pralle
Vice President of Stores

G. Stephen Lindgren
Vice President of Marketing

Mari J. Johnson
Vice President and General Merchandise Manager

William C. Lewis
Vice President and General Merchandise Manager

Joseph W. Thebert
Vice President and General Merchandise Manager

STORE LOCATIONS

PROFFITT'S STORES
GEORGIA
Dalton
Rome

KENTUCKY
Ashland
Elizabethtown

NORTH  CAROLINA
Asheville

TENNESSEE
Athens
Chattanooga (2)
Cleveland
Greeneville
Johnson City
Kingsport
Knoxville (2)
Maryville
Morristown
Oak Ridge

VIRGINIA
Bristol
West Virginia
Morgantown

McRAE'S STORES
ALABAMA
Birmingham (5)
Dothan
Florence
Gadsden
Huntsville (2)
Mobile
Montgomery
Selma
Tuscaloosa

FLORIDA
Mary Esther
Pensacola

LOUISIANA
Monroe

MISSISSIPPI
Columbus
Gautier
Greenville
Hattiesburg
Jackson (3)
Laurel
Meridian
Natchez
Tupelo
Vicksburg

YOUNKERS STORES
ILLINOIS
Moline

IOWA
Ames
Bettendorf
Cedar Falls
Cedar Rapids (2)
Davenport
Des Moines (4)
Dubuque
Fort Dodge
Iowa City
Marshalltown
Mason City
Sioux City (2)
West Burlington

MICHIGAN
Bay City
Holland
Marquette
Port Huron
Traverse City

MINNESOTA
Austin

NEBRASKA
Grand Island
Lincoln
Omaha (3)

SOUTH DAKOTA
Sioux Falls

WISCONSIN
Appleton
Eau Claire
Fond du Lac
Green Bay
Madison (2)
Manitowoc
Marinette
Marshfield
Milwaukee (2)
Racine
Sheboygan
Sturgeon Bay
Superior
Wausau
Wisconsin Rapids

PARISIAN STORES
ALABAMA
Birmingham (6)
Decatur
Dothan
Florence
Huntsville (2)
Mobile
Montgomery (2)
Tuscaloosa

FLORIDA
Jacksonville
Orlando
Pensacola
Tallahassee

GEORGIA
Atlanta (4)
Columbus
Macon
Savannah

INDIANA
Indianapolis (2)

MICHIGAN
Livonia

MISSISSIPPI
Tupelo

OHIO
Cincinnati (3)
Dayton

SOUTH CAROLINA
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Knoxville
Nashville

HERBERGER'S STORES
COLORADO
Grand Junction

ILLINOIS
Urbana

IOWA
Ottumwa
Waterloo

MINNESOTA
Albert Lea
Alexandria
Bemidji
Brainerd
Fergus Falls
Mankato
Minneapolis
Moorhead
New Ulm
St. Cloud
St. Paul
Stillwater

VIRGINIA
Willmar

MONTANA
Billings
Butte
Great Falls
Havre
Kalispell

NEBRASKA
Hastings
Kearney
Norfolk
North Platte
Scottsbluff

NORTH DAKOTA
Dickinson
Bismarck
Minot

SOUTH DAKOTA
Aberdeen
Rapid City
Watertown

WISCONSIN
Appleton
Beaver Dam
La Crosse
Rice Lake

WYOMING
Rock Springs


The regions of the United States in which we operate have outstanding growth potential.



SHAREHOLDER INFORMATION

SALES RELESE DATES FOR 1997

               Sales Period                         Release Date
               ------------                        --------------
           February 1997                               3/6/97
           March 1997                                 4/10/97
           April 1997                                  5/8/97
           May 1997                                    6/5/97
           June 1997                                  7/10/97
           July 1997                                   8/7/97
           August 1997                                 9/4/97
           September 1997                             10/9/97
           October 1997                               11/6/97
           November 1997                              12/4/97
           December 1997                               1/8/98
           January 1998                                2/5/98

EARNINGS RELEASE DATES FOR 1997

                  Quarter                           Release Date
               -------------                      --------------
           First                                      5/22/97
           Second                                     8/21/97
           Third                                     11/20/97
           Fourth                            To be determined

ANNUAL MEETING

The Annual Meeting of Shareholders of Proffitt's, Inc. will be held at 8:30 a.m., June 19, 1997, at Proffitt's West Town Mall Store, 7600 Kingston Pike, Knoxville, Tennessee 37919. Shareholders are cordially invited to attend.

INQUIRIES REGARDING YOUR STOCK HOLDINGS

Registered shareholders (shares held by you in your name) should address communications regarding address changes, lost certificates, and other administrative matters to the Company's Transfer Agent and
Registrar:

Union Planters National Bank
P.O. Box 387
Memphis, Tennessee 38147
(901) 580-5513 (telephone)
(901) 580-5411 (facsimile)

In all correspondence or telephone inquiries, please mention
Proffitt's, Inc., your name as printed on your stock certificate, your social security number, your address, and your phone number.

Beneficial shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

FINANCIAL AND OTHER INFORMATION

Copies of Proffitt's Form 10-K and 10-Q reports as filed with the SEC and quarterly shareholders' reports are available free of charge by contacting:

Investor Relations
Proffitt's, Inc.
P.O. Box 9388
Alcoa, Tennessee 37701
(423) 983-7000, ext. 410

Security analysts, portfolio managers, representatives of financial institutions, and other individuals with questions regarding
Proffitt's, Inc. are invited to contact:

Julia Bentley
Senior Vice President of Investor Relations
P.O. Box 9388
Alcoa, Tennessee 37701
(423) 981-6243 (telephone)
(423) 981-6336 (facsimile)

Financial results, corporate news, and other Company information are available on Proffitt's web site:

http://www.proffitts.com


CORPORATE INFORMATION

LEGAL COUNSEL
Sommer & Barnard, P.C.
Indianapolis, Indiana

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Birmingham, Alabama

PROFFITT'S DIVISION HOME OFFICES
115 North Calderwood
Alcoa, Tennessee 37701
(423) 983-7000

McRAE'S DIVISION HOME OFFICES
3455 Highway 80 West
Jackson, Mississippi 39209
(601) 968-4400

YOUNKERS DIVISION HOME OFFICES
701 Walnut Street
Des Moines, Iowa 50397
(515) 244-1112

PARISIAN DIVISION HOME OFFICES
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

HERBERGER'S DIVISION HOME OFFICES
600 Mall Germain
St. Cloud, Minnesota 56301
(320) 251-5351

X:\WPDATA\JAS\PROFFITT\SECURITI\10-K.497\EX-13-1.ASC