Form 10-K405, Exhibit 13
period 1998-01-31
PROFFITTS INC
filed 1998-05-01
CIK 812900

Proffitt's, Inc.
This is Living 1997 Annual Report


     Contents

     Report to Shareholders                                     1
     Financial Highlights                                       3
     Five-Year Financial Summary                               13
     Management's Discussion and Analysis                      14
     Consolidated Financial Statements                         23
     Notes to Consolidated Financial Statements                27
     Report of Independent Accountants                         51
     Report of Management                                      51
     Market Information                                        52
     Directors and Certain Officers                            53
     Store Locations                                           54
     Shareholder Information                                   56
     Corporate Information                                     57


To Our Partners

1997 was a great year for Proffitt's, Inc. We again posted record operating results, while continuing the integration process of our recent acquisitions. On January 31, 1998, our fiscal year end, we completed our merger with Carson Pirie Scott & Co. This transaction significantly extends our midwestern franchise, particularly in greater Chicago, Milwaukee, and central Illinois. Today, Proffitt's operates 237 stores in 24 states with over 40,000 dedicated associates on our team.

For 1997, we achieved our record operating results through solid comparable store sales growth, enhanced merchandising margins, and continued leverage on expenses. During the last five years, operating earnings per share have grown at a compound rate of over 20%.

During the year, we executed a comprehensive capital structure strategy that diversified our funding sources, lengthened the duration of our debt capital, and enhanced the overall liquidity, terms of availability, and pricing of our financing arrangements. This balance sheet restructuring, along with the completion of the Carson's transaction and our strong cash flow, significantly lowered the financial leverage of our Company. As a result, Moody's upgraded our corporate debt rating to investment grade level, and Standard & Poors issued an upgrade as well.

                                         Fiscal Year Ended
                                  1/31/98       2/1/97       2/3/96
                                      (in thousands, except per
                                          share amounts)

Net sales                           $3,544,656    $2,992,606    $2,744,868
Net income before non-
  routine charges*                  $  119,386    $   81,770    $   66,819
Diluted earnings per
  common share before
  non-routine charges*              $     1.33    $     0.95    $     0.83
Net income*                         $   72,082    $   67,080    $   64,942
Diluted earnings per
  common share*                     $     0.81    $     0.78    $     0.81
Diluted weighted average
  common shares                         91,086        84,334        83,330
Total assets                        $2,224,879    $2,085,719    $1,551,291
Shareholders' equity                $1,094,565    $  897,570    $  625,797

*Prior to extraordinary items.

In July 1997, Proffitt's, Inc. became listed on the New York Stock Exchange, and in October, we completed our first 2-for-1 stock split. Both of these actions demonstrated our confidence in the continued growth and bright future of our Company and increased our visibility in the financial and investment community. The stock split has enhanced the liquidity of and provided wider distribution for our shares.

The Proffitt's Merchandising Group is successfully leading the merchandising synergy process and facilitating the execution of our strategy to offer regional merchandise assortments to our customers, while enjoying "chain store" vendor relationships and economics.

We believe substantial opportunities remain to improve the Company's merchandising operations through enhancing relationships and partnerships with core vendors, benchmarking our operations and further developing focus businesses, expanding key brands, and expanding specialty brand assortments at Parisian.

While we will continue to emphasize premier national brands in our stores, we are excited about our new private brand program which will be introduced in the second half of 1998. Our goal remains to increase private brand penetration from our current 7% of total sales to approximately 12% of sales over the next two years. We expect this program to enhance merchandise margins; to create further differentiation from our competitors through unique, high quality product offerings; and to allow the Company to lower operating costs by bringing product development in house.

Expense leverage in 1997 resulted from the realization of targeted cost reductions and synergies related to our business combinations. We will continue to focus on other opportunities to improve productivity throughout the Company.

We remain on schedule in the synergies process with our Younkers, Parisian, and Herberger's transactions. During 1997, we achieved our targeted $20 million of cost savings related to these previous mergers and expect to achieve an incremental $9 million of savings in 1998. These cost reductions have traditionally come in several forms, such as through the elimination of duplicate corporate expenses, the realization of best practices, and the purchasing power of our increased scale.

     We have identified and expect to realize additional synergies of $10 million in 1998, $20 million in 1999, and $40 million in 2000 related to the Carson's transaction. These synergies are expected to come in the form of lower operating expenses as well as through increased revenues and enhanced merchandise margins.

     In May 1997, we introduced our proprietary credit card at Herberger's. Customer reception has been outstanding. All of the Company's proprietary credit cards are now issued by the National Bank of the Great Lakes, the credit card bank acquired in conjunction with the Carson's merger, which permits the Company to assess uniform finance charges and late fees in all states as well as eliminate certain duplicative costs of multi-state operations. We view our proprietary card program as an important marketing tool, and our focus remains to increase the penetration of proprietary charge sales while maintaining the quality of our credit portfolio.

In addition to growth through acquisition, the Company opened seven new units in 1997 and completed a number of renovation and expansion projects. Future internal growth plans call for an average of eight to ten new units annually. We opened a new Proffitt's store in Parkersburg, West Virginia in March 1998 and have plans to open a newly constructed Younkers store in Coralville, Iowa in July of this year. In March 1998, we also completed the acquisition of Brody's, a family-owned department store chain with six units in several attractive North Carolina markets. Four of these stores will be converted into Proffitt's stores in mid-1998, and the two smallest units will be closed. For 1998, we have additional renovations and expansions planned and are also exploring other new unit opportunities.

     We have consistently demonstrated that Proffitt's is a preferred partner for regional chains seeking affiliation, as these companies are attracted to our strong operating performance and our corporate culture. Each of the companies we have chosen as partners has a strong franchise identity and customer loyalty, healthy market share in markets contiguous or complementary to our own, and quality real estate. We remain positioned to take advantage of future growth opportunities.

Proffitt's
24 department stores in 6 southeastern states
2.2 million gross square feet
Founded in 1919

McRae's
31 department stores in 4 southeastern states
3.3 million gross square feet
Founded in 1902
Acquired March 31, 1994

Younkers
50 department stores in 7 midwestern states
4.9 million gross square feet
Founded in 1856
Acquired February 3, 1996

Parisian
40 specialty stores in 9 southeastern and midwestern states
4.4 million gross square feet
Founded in 1887
Acquired October 11, 1996

Herberger's
37 department stores in 10 midwestern states
2.3 million gross square feet
Founded in 1927
Acquired February 1, 1997

Carson Pirie Scott, Boston Store, and Bergner's
51 department stores and 4 free-standing furniture stores in 4 midwestern states
8.1 million gross square feet
Founded in 1889
Acquired January 31, 1998

Over the next five years, we believe Proffitt's can sustain its historical operating earnings per share growth rate. We can achieve this goal by successfully executing our strategy, which includes increasing sales and merchandise margins, further leveraging operating expenses, enhancing credit card operations, achieving our new unit goals, and prudently managing the balance sheet.

     We remain focused on meeting and exceeding the expectations of our customers, our shareholders, and our associates.

Sincerely,
/s/ R. Brad Martin
R. Brad Martin
Chairman of the Board and Chief Executive Officer
Proffitt's, Inc.

For a discussion of risk factors, refer to "Forward-Looking
Information" contained in Management's Discussion and Analysis on page 22 of this Annual Report.

What makes Proffitt's, Inc. one of the fastest growing fashion apparel and furnishings retailers in the country? Proffitt's People. Our sales and support associates in over 200 stores. Our corporate and distribution associations. Our vendors. And our customers. People make the difference at Proffitt's. We all share the same standards. We're committed to style, quality, service, and integrity. Living and working for values like these can lead only to success. It's no wonder we do so well and love doing it.

                                       52 Weeks     52 Weeks     52 Weeks    52 Weeks    52 Weeks
                                         Ended       Ended       Ended        Ended        Ended
                                        1/31/98      2/1/97      2/3/96       1/28/95     1/29/94
                                      ----------   ---------     --------    --------   ----------
Consolidated Income
  Statement Data
Net sales                              3,544,656    2,992,606   2,744,868    2,675,065   2,211,927
Costs and expenses
  Cost of sales                        2,296,262    1,952,896   1,811,622    1,755,361   1,446,967
  Selling, general and
    administrative expenses              832,738      717,593     664,784      641,202     540,395
  Other operating expenses               258,893      207,942     191,380      183,518     177,701
  Expenses related to
    attempted Younkers take-
    over                                                           10,017
  Settlement of reorganiz-
    ation payables                         (680)      (1,280)       (725)     (18,300)
  (Gains) losses from long-
    lived assets                           (134)        1,406    (36,058)
  Merger, restructuring and
    integration costs                     43,524       15,929      20,822
  Year 2000 expenses                       6,590
  ESOP expenses                            9,513        3,910       2,931        2,787       2,939
                                       ---------     --------   ---------    ---------   ---------
  Operating Income                        97,950       94,210      80,095      110,488      43,925

Other income (expense)
  Finance charge income, net              92,677       78,039      77,073       71,708      61,555
  Interest expense                      (55,077)     (42,666)    (47,363)     (40,910)    (25,383)
  Reorganization items                                                                   (219,857)
  Other income (expense), net              2,330     (11,780)       4,051        4,826       4,063
                                       ---------    ---------   ---------    ---------   ---------
  Income (loss) before provision
    for income taxes and
    extraordinary items and
    cumulative effect of changes
    in accounting methods                137,880      117,803     113,856      146,112   (135,697)


Provision for income taxes                64,798       50,723      48,914       58,112      34,432
                                       ---------    ---------   ---------   ----------   ---------

Income (loss) before extra-
  ordinary items and
  cumulative effect of
  changes in accounting
  methods                                 72,082       67,080      64,942       88,000   (170,129)
Extraordinary loss on debt,
  net of tax                             (9,345)                  (2,060)                  (1,088)
Extroardinary gain on
  reorganization, net of tax                                                               212,139
Cumulative effect of
  changes in accounting
  methods, net of tax                                                                     (12,090)
                                        --------    ---------   ---------    ---------  ----------
  Net income                              62,737       67,080      62,882       88,000      28,832
                                        ========     ========    ========     ========   =========

Basic earnings (loss) per
  common share before
  extraordinary items
  and cumulative effect                      .84          .81         .84         1.07      (2.14)

Basic earnings per common                    .73          .81         .81         1.07         .36
  share

Diluted earnings (loss) per
  common share before
  extraordinary items
  and cumulative effect                      .81          .78         .81         1.03      (2.14)

Diluted earnings per common
  share                                      .71          .78         .78         1.03         .36

Weighted average common shares
  Basic                                   85,532       77,724      75,111       80,309      79,665
  Diluted                                 91,086       84,334      83,330       88,106      79,665

Consolidated Balance Sheet Data
Working Capital                          697,891      684,647     574,469      665,772     704,553
Total assets                           2,224,879    2,085,719   1,551,291    1,632,461   1,300,800
Senior long-term debt,
  less current portion                   541,661      436,445     361,642      462,637     368,613
Subordinated debt                         10,964      225,767     100,505      100,269      86,250
Shareholders' equity                   1,094,565      897,570     625,797      606,099     508,023

Proffitt's, Inc. ("Proffitt's" or the "Company") is a leading regional department store company primarily offering moderate to better brand name fashion apparel, shoes, accessories, cosmetics, and decorative home furnishings. The Company's stores are principally anchor stores in leading regional or community malls. Proffitt's has experienced significant growth since 1994, primarily through a series of acquisitions.

     The Company currently operates a total of 237 stores under the following nameplates: Proffitt's (24 stores), McRae's (31 stores), Younkers (50 stores), Parisian (40 stores), Herberger's (37 stores), Carson Pirie Scott (30 stores), Boston Store (12 stores), and Bergner's (13 stores).

     The Company's major acquisitions are outlined below:

                                     Current Number                                  Date              Accounting
Name                 Headquarters     of Stores    Locations         Acquired     Treatment
-------               -----------     -----------  -----------      ----------    ----------
McRae's             Jackson, MS           31       Southeast          3/31/94       Purchase
Younkers            Des Moines, IA        50       Midwest            2/3/96        Pooling
Parisian            Birmingham, AL        40       Southeast/Midwest  10/11/96      Purchase
Herberger's         St. Cloud, MN         37       Midwest            2/1/97        Pooling
Carson Pirie Scott, Milwaukee, WI         55       Midwest            1/31/98       Pooling
 Boston Store,
 and Bergner's

     Merchandising, sales promotion, and certain store operating support functions are conducted in multiple locations. The Proffitt's Merchandising Group, headquartered in Birmingham, was formed in 1996 to ensure coordination of merchandise planning and execution for the Company while supporting the Company's strategy of merchandising with regional assortments. Certain back office administrative support functions for the Company, such as accounting, credit, store planning, and management information systems, are centralized.

     Income statement information for each year presented has been restated to reflect the Younkers, Herberger's, and Carson Pirie Scott ("Carson's") mergers, which were accounted for as poolings of interests. The operations of Parisian have been included in the income statement subsequent to the October 11, 1996 purchase date. The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Income, expressed as percentages of net sales.

                                                            52 Weeks     52 Weeks      52 Weeks
                                                              Ended       Ended        Ended
                                                             1/31/98      2/1/97       2/3/96
                                                            ("1997")     ("1996")      ("1995")
                                                            ---------   ---------    ---------
Net sales                                                     100.0%                    100.0%              100.0%
Costs and expenses
  Cost of sales                                                64.8         65.3         66.0
  Selling, general, and administrative expenses                23.5         24.0         24.2
  Other operating expenses                                      7.2          6.9          6.9
  Expenses related to attempted Younkers takeover                                         0.4
  (Gains) losses from long-lived assets                                      0.1         (1.3)
  Merger, restructuring, and integration costs                  1.2          0.5          0.8
  Year 2000 expenses                                            0.2
  ESOP expenses                                                 0.3          0.1          0.1
                                                            ---------   ---------    ---------
      Operating income                                          2.8          3.1          2.9

Other income (expense)
  Finance charge income, net                                    2.6          2.6          2.8
  Interest expense                                             (1.6)                     (1.4)          (1.7)
  Other income (expense), net                                   0.1         (0.4)                        0.1
                                                            ---------   ---------    ---------
  Income before provision for income taxes
    and extraordinary loss                                      3.9          3.9          4.1
  Provision for income taxes                                    1.9          1.7          1.8
                                                            ---------   ---------    ---------
  Income before extraordinary loss                              2.0          2.2          2.3
  Extraordinary loss (net of tax)                              (0.3)                                    (0.1)
                                                            ---------   ---------    ---------
  Net income                                                    1.7%                      2.2%           2.2%
                                                            =========   =========    =========

Net Sales

Total Company net sales increased by 18%, 9%, and 3% in 1997, 1996, and 1995, respectively. The 1997 increase primarily was due to a comparable store sales increase of 4% and incremental revenues generated from the full year inclusion of Parisian which was acquired in October 1996. The 1996 increase primarily was due to a comparable store sales increase of 3% and a partial year of revenues generated from Parisian. In 1995, comparable store sales increased 3%.

Gross Margins

Gross margins were 35.2%, 34.7%, and 34.0% in 1997, 1996, and 1995, respectively. The Company uses a full-cost method to account for inventories and cost of sales, which includes certain purchasing and distribution costs.

     The improvement in gross margin percent from 1995 to 1997 was a result of enhanced buying power with core vendors due to the Company's increased scale, benchmarking the Company's operations and further developing focus businesses, expanding key brands, and continued appropriate inventory management.

     Management believes the merchandising operations of the business can be further enhanced through continuation of the above actions as well as through the introduction of a new private brand program in its stores in fall 1998. While Proffitt's continues to emphasize premier national brands in its stores, management's goal is to drive private brand business from approximately 7% of total sales to approximately 12% of total sales by 2000.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses ("SG&A") were 23.5% of net sales in 1997, 24.0% of net sales in 1996, and 24.2% of net sales in 1995. The reduction of the SG&A percentage from 1995 to 1997 was due to increased economies of scale and the implementation of the synergies and cost savings programs associated with the Company's recent acquisitions.

     Management identified synergies and developed cost savings programs in conjunction with the Younkers, Parisian, Herberger's, and Carson's business combinations. The implementation of these synergies and programs reduced operating expenses by a total of $6 million in 1996 and $20 million in 1997. Incremental savings of approximately $15 million are planned in 1998. Cost reductions are being achieved through the elimination of duplicate corporate expenses, economies of scale, implementation of best practices, and consolidation of certain administrative support functions. These changes should deliver future additional leverage on expenses and will also contribute to the Company's competitive cost structure.

Other Operating Expenses

Other operating expenses were 7.2% of net sales in 1997, compared to 6.9% in both 1996 and 1995. The percent increase in 1997 over 1996 and 1995 levels primarily resulted from the addition of Parisian, which has historically had a higher operating expense structure.

Expenses Related to Attempted Takeover of Younkers

During 1995, the Company incurred expenses of approximately $10.0 million, or 0.4% of net sales, related to the attempted hostile takeover of Younkers by Carson's and Younkers' defense of such attempt.

(Gains) Losses from Long-Lived Assets

In March 1995, the Company sold eight Carson's stores (principally buildings and real estate) located in Minnesota ("Minnesota Stores") for net proceeds of $70.8 million. The assets sold had a carrying value of $9.5 million. In addition, the Company liquidated all inventory, fixtures, and accounts receivable related to the Minnesota Stores for net proceeds of approximately $30.0 million. After closing costs, a gain totaling $55.2 million was recorded in 1995.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted the provision of this new standard in the fourth quarter of 1995. As a result of adopting this new accounting standard and as a result of closing certain stores and warehouses, the Company incurred impairment charges totaling $19.1 million in 1995. Of the $19.1 million total, $15.9 million related to the write-down in carrying value of six store properties and $3.2 million related to the write-down of abandoned property.

     After recognition of the $55.2 million gain recorded from the Minnesota Stores, or 2.0% of net sales, and the impairment write-down of $19.1 million, or 0.7% of net sales, the Company realized a net gain on long-lived assets of $36.1 million, or 1.3% of net sales, in 1995.

Merger, Restructuring, and Integration Costs

In connection with the Company's mergers with Carson's, Herberger's, and Younkers and the acquisition of Parisian, the Company incurred certain costs to effect the transactions and other costs to restructure, integrate, and combine the operations of the companies.

     For 1997, these costs totaled $43.5 million, or 1.2% of net sales. The 1997 charges were comprised of: i) $13.8 million of Carson's merger transaction costs (principally investment banking, legal, and accounting fees and other direct merger costs); ii) $17.3 million of restructuring and integration charges associated with the Carson's merger related principally to such items as severance, the consolidation of administrative operations, and the write-off of duplicate assets; and iii) $12.4 million of continuing integration costs related to mergers and acquisitions over the prior two years.

     For 1996, these charges totaled $15.9 million, or 0.5% of net sales. The 1996 charges were comprised of: (i) $2.6 million of Herberger's merger transaction costs (principally investment banking, legal, and accounting fees and other direct merger costs);
(ii) $7.4 million of restructuring and integration charges associated with the Herberger's merger related principally to such items as severance, the consolidation of administrative operations, and the write-off of duplicate assets; and (iii) $5.9 million related to the continuing integration of the Younkers transaction.

     For 1995, these charges totaled $20.8 million, or 0.8% of net sales. The 1995 charges were comprised of: (i) $8.8 million of Younkers' merger transaction costs (principally investment banking, legal, and accounting fees and other direct merger costs) and (ii) $12.0 million of restructuring and integration charges associated with the Younkers merger related principally to such items as severance, the consolidation of administrative operations, and the write-off of duplicate assets.

     Management also expects to incur certain additional integration costs in 1998, primarily related to the integration of redundant and duplicative systems and assets accumulated through the series of acquisitions over the prior two years. These expenses are expected to total approximately $21 million to $27 million in 1998.

Year 2000 Expenses

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Based on a recent assessment, the Company determined that it will be required to modify or replace significant portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated.

     The Company has initiated formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to failure of those third parties to remediate their own Year 2000 Issue. The Company's total Year 2000 project cost and estimates to complete include the estimated costs and time associated with the effect of a third party's Year 2000 Issue, and are based on presently available information.

     The Company is utilizing both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. Proffitt's completed its assessment of the Year 2000 Issue and began systems modifications during 1997, resulting in charges of $6.6 million, or 0.2% of net sales, in 1997. The Company expects to incur additional Year 2000 charges in 1998 estimated at $5 million. The Company plans to complete the Year 2000 project by December 31, 1998.

     The costs of the project and the date on which the Company plans to complete the modifications are based on management's best estimates, which were derived utilizing assumptions of future events including the continued availability of certain resources, third party modification plans, and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

ESOP Expenses

Herberger's had an Employee Stock Ownership Plan ("ESOP"), which was terminated on December 31, 1997. Charges related to the ESOP totaled $9.5 million, or 0.3% of net sales, in 1997. Of this total, $7.9 million related to the termination of the plan. ESOP charges totaled $3.9 million, or 0.1% of net sales, and $2.9 million, or 0.1% of net sales, in 1996 and 1995, respectively.

Finance Charge Income, Net

Net finance charge income was 2.6% of net sales in both 1997 and 1996 and 2.8% of net sales in 1995.

     For 1997, gross finance charge income (before allocation of finance charges to the third party purchasers of accounts receivable (see "Liquidity")) increased to 3.2% of net sales from 3.1% in 1996 and 1995. This increase was primarily due to the successful May 1997 introduction of a proprietary charge card at Herberger's, as well as certain credit card term changes enacted in the fall of 1997.

     Effective February 1998, all of the Company's proprietary credit cards are issued by the National Bank of the Great Lakes (the "Bank"), the credit card bank acquired in conjunction with the Carson's merger (see "Liquidity"). The Bank is able to assess uniform finance charges (including late fees) in all twenty-four states of operation. This has positive implications for future finance charge income.

     The allocation of finance charges to the third party purchasers of accounts receivable totaled approximately $20.8 million, or 0.6% of net sales, in 1997; $16.0 million, or 0.5% of net sales, in 1996; and $8.8 million, or 0.3% of net sales, in 1995. Utilization of the Company's accounts receivable securitization programs increased each year presented (see "Liquidity") commensurate with the Company's growth in proprietary charge card sales.

Interest Expense

Total interest expense was $55.1 million, $42.7 million, and $47.4 million in 1997, 1996, and 1995, respectively. Interest expense as a percentage of net sales was 1.6% for 1997, 1.4% for 1996, and 1.7% for 1995. The increase in interest expense in 1997 over 1996 primarily was attributable to the full year effect of higher borrowings associated with the purchase of Parisian acquired in October 1996. The decrease in interest expense in 1996 over 1995 was attributable to less average borrowings under the Company's revolving credit facilities due to an increase in cash flow from operations and a reduction in short-term interest rates.

Other Income, Net

In 1996, the Company posted a loss of $10.5 million, or 0.4% of net sales, related to the write-down of County Seat Debentures (the "Debentures"). Carson's received the Debentures in 1993 when County Seat Holdings, Inc. exercised its option to exchange the Debentures for other securities that had been issued to Carson's as part of the sale price for Carson's 1989 divestiture of County Seat Stores, Inc., to a management-led buyout group.


Income Taxes

The effective tax rates differ from the normalized tax rates principally due to non-deductible goodwill, ESOP charges, and merger related costs.

Net Income

Net income before extraordinary loss on extinguishment of debt was $72.1 million in 1997, or 2.0% of net sales, $67.1 million in 1996, or 2.2% of net sales, and $64.9 million in 1995, or 2.4% of net sales. Prior to non-routine expenses related to hostile takeover defense; (gains) losses from long-lived assets; merger, restructuring, and integration costs; year 2000 expenses; and ESOP expenses, net income before extraordinary loss on extinguishment of debt totaled $119.4 million in 1997, or 3.4% of net sales, $81.8 million in 1996, or 2.7% of net sales, and $66.8 million in 1995, or 2.4% of net sales.

Extraordinary Item

During 1997, the Company restructured its balance sheet, including retiring approximately $113 million of 9-7/8% Parisian Senior Subordinated Notes due 2003, prepaying approximately $15 million of 11% of Junior Subordinated Notes, and replacing the Company's existing revolving credit and working capital facilities with a new revolving credit facility. As a result of this early extinguishment of debt, certain deferred costs associated with the debt facilities, such as loan origination costs, were written off. The aggregate loss of $15.5 million ($9.3 million net of income taxes) was recorded as an extraordinary item in 1997.

     In 1995, Younkers replaced its debt financing of accounts receivable with sales of ownership interests in its accounts receivable. In addition, Younkers canceled its $150 million revolving credit agreement. As a result of this early extinguishment of debt, certain deferred costs associated with the debt facilities, such as loan origination costs and a loss from an interest rate swap, were written off. This write-off of $3.4 million ($2.1 million net of income taxes) was recorded as an extraordinary item in 1995.

Inflation

Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its SG&A expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets.

Seasonality
The Company's business, like that of most retailers, is subject to seasonal influences, with a significant portion of net sales and net income realized during the fourth quarter of each year, which includes the Christmas selling season. In light of these patterns, SG&A expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last quarter of each year. The fourth quarter increases in working capital needs have typically been financed with internally generated funds, the sale of interests in accounts receivable, and borrowings under the Company's revolving credit facility. Generally, more than 30% of the Company's net sales and over 50% of net income are generated during the fourth quarter.

Liquidity and Capital Resources

Cash Flow

Proffitt's primary needs for liquidity are to acquire, renovate, or construct stores, and to provide working capital for new and existing stores.

     Net cash provided by operating activities was $185.9 million in 1997 and $136.2 million in 1996, principally representing net income before depreciation and amortization charges and changes in working capital needs.

     Net cash used in investing activities was $144.6 million in 1997, which related to capital expenditures of $167.8 million primarily for new store construction, store renovations, and systems enhancements, netted against the proceeds from the sale of assets of $23.2 million. Net cash used in investing activities was $227.0 million in 1996, of which $119.1 million was for the acquisition of Parisian and $113.9 million was related to new store construction, store renovations, systems enhancements, and other capital expenditures.

     Net cash used in financing activities for 1997 totaled $25.9 million, which was primarily due to payments of $224.1 million on long-term debt netted against proceeds from such debt of $175.5 million and proceeds from the issuance of stock and the sale of treasury stock of $15.8 million. Net cash provided by financing activities for 1996 totaled $41.2 million, which was primarily due to proceeds of $35.4 million from the issuance of stock and the sale of treasury stock and of $113.0 million from borrowings on long-term debt netted against payments on such debt of $52.4 million and repayments under the Company's receivable facilities of $35.6 million.

     The availability of net operating loss carry forwards and other tax benefits generated in prior years by Carson's will enable the Company to reduce its cash requirements for income tax payments in the next several years from that which would otherwise be payable.
Accounts Receivable Securitization: Younkers Master Trust Facility In June 1995, the Younkers Master Trust ("YMT") was established by Younkers Credit Corporation ("YCC"), a wholly-owned, special purpose subsidiary of the Company. YMT issued to third parties a total of $75 million of asset backed securities in two separate classes: (i) $67 million in principal amount of 6.43% Series 1995-1 Class A Certificates and (ii) $8 million in principal amount of 6.61% Series 1995-1 Class B Certificates. In July 1995, a second series of YMT was established ("Series 1995-2"). This Series 1995-2 Variable Funding Certificate was issued to an asset backed commercial paper based conduit in the aggregate principal amount of $50 million. The Series 1995-2 Variable Funding Certificate was issued to provide YMT with borrowing capacity based on commercial paper rates for seasonal and expansion-related growth in the underlying accounts receivable portfolio.

Accounts Receivable Securitization: Proffitt's Credit Card Master
Trust Facility

In April 1994, the Company (excluding Younkers) began selling an undivided interest in its accounts receivable. In January 1997, the Company, through its wholly-owned special purpose subsidiary, Proffitt's Credit Corporation ("PCC"), entered into an agreement to sell an undivided interest in the accounts receivable of the Proffitt's, McRae's, and Parisian stores. This agreement provided for the sales of receivables up to $300 million and contained certain covenants requiring the maintenance of various financial ratios. In May 1997, this agreement was modified to include the accounts receivable of Herberger's.

     In August 1997, the Company completed a restructuring of its credit card receivables (excluding Younkers). Proffitt's Credit Card Master Trust ("PCCMT") was formed by PCC and issued a total of $200 million in five-year term asset back securities in two separate classes (collectively, "Series 1997-2"): (i) $180 million in aggregate principal amount in AAA/Aaa rated Class A Certificates priced at 99.587% with a coupon of 6.50% and (ii) $20 million in aggregate principal amount in A/A1 rated Class B Certificates priced at 99.642% with a coupon of 6.69%. The proceeds of the Series 1997-2 Certificates were used to repay outstanding borrowings and to terminate the Company's previous securitization arrangement discussed above.

     Concurrent with the issuance of the Series 1997-2 Certificates, PCCMT issued to two co-purchasers, both of which are asset backed commercial paper based conduits, $125 million in aggregate principal amount in Series 1997-1 Variable Funding Certificate. In November 1997, the aggregate principal amount of the 1997-1 Variable Funding Certificate was increased to $150 million. The Series 1997-1 Variable Funding Certificate was issued to provide PCCMT with borrowing capacity based on commercial paper rates for seasonal and expansion-related growth in the underlying accounts receivable portfolio.

National Bank of the Great Lakes

On January 31, 1998, in connection with the Company's acquisition of Carson's, the Company acquired the Bank. Following that acquisition, on February 2, 1998, all of the Company's proprietary credit card agreements with customers, and the accounts related thereto, were contributed to the Bank pursuant to the terms of the Contribution Agreement, dated as of January 31, 1998, by and between the Company and the Bank. The accounts receivable generated by the Bank's credit card accounts maintained for customers of the Company's Younkers stores remain subject to the terms of the YMT, while the accounts receivable generated by the Bank's credit card accounts maintained for customers of the Company's Proffitt's, McRae's, Parisian, and Herberger's stores remain subject to the terms of PCCMT.

     Upon the acquisition of the Bank, the accounts receivable generated by the Bank's credit card accounts maintained for customers of the Company's Carson's, Boston Store, and Bergner's stores were sold to PCC and then transferred to PCCMT. To accommodate the increase in accounts receivable attributable to the addition of these accounts, the principal amount of the 1997-1 Variable Funding Certificate was increased to $400 million.

     As a result of the transactions discussed above, as of February 2, 1998, the Bank became the sole originator of the Company's proprietary credit card accounts maintained for customers of the Company and has sold 100% of the accounts receivable generated by these accounts to the Company's special purpose entities, PCC and YCC. PCC and YCC, in turn, will continue to sell these accounts receivable to PCCMT and YMT.

Capital Structure

During 1997, the Company implemented a comprehensive capital structure strategy designed to reduce the Company's level of secured indebtedness, to create a more appropriate fixed to floating interest rate balance, and to lengthen the duration of debt capital. The Company also enhanced the overall liquidity, terms of availability, and pricing of financing arrangements. In May 1997, Proffitt's issued $125 million of 8.125% Senior Unsecured Notes due 2004 ("Senior Notes"), which were primarily used to repay $64 million of mortgage debt and reduce borrowings under the Company's revolving credit facility. Also in May, Proffitt's repurchased $28.4 million of 9-7/8% Parisian Senior Subordinated Notes due 2003 ("Parisian Notes") and in January 1998, the Company retired approximately $85 million of the $97 million of remaining Parisian Notes through a cash tender offer. In October 1997, the Company called its $86.3 million 4-3/4% Convertible Subordinated Debentures, which were converted into 4.0 million shares of Company Common Stock. In January 1998, Proffitt's prepaid approximately $15 million of 11% of its Junior Subordinated Notes, which were originally issued in conjunction with the 1994 McRae's acquisition.

     In June 1997, the Company amended its unsecured revolving credit facility, raising the capacity to $400 million from $275 million, extending the maturity from three years to five, and obtaining more favorable pricing. The maximum amount outstanding under the Company's revolving credit facility during 1997 was $210.0 million. At that time, Proffitt's had unused availability on its facility of $92.8 million.

     In conjunction with the Carson's transaction, Proffitt's replaced its $400 million unsecured revolving credit facility and Carson's $125 million unsecured working capital facility with a $600 million unsecured revolving credit facility ("New Revolver"), again obtaining more favorable pricing and providing the Company with more flexibility under operating covenants. The New Revolver is with several banks and expires in 2003. The pricing on the New Revolver is a LIBOR- based rate. As of March 19, 1998, the LIBOR-based interest rate on the New Revolver was approximately 6.1%. As of March 19, 1998, the Company had borrowings totaling $100.2 million outstanding under the New Revolver and unused availability of $484.3 million.

     As of January 31, 1998, long-term debt consisted of $210 million outstanding on the Company's $400 million revolving credit facility, $125 million outstanding on Carson's $200 million receivables facility, $40 million of mortgage debt, $125 million of Senior Notes, $11 million of Parisian Notes, and $50 million of capital lease obligations. At January 31, 1998, total debt was 34% of total book capitalization, down from 43% at February 1, 1997. On February 2, 1998, Carson's, Boston Store, and Bergner's proprietary credit card receivables of approximately $270 million were sold to PCC (refer to previous discussion). PCC, in turn, transferred these receivables to PCCMT and received proceeds of $235 million which were used to repay $125 million outstanding under the Carson's receivables facility (which was then terminated), with the balance applied to the New Revolver balance. After giving effect to these transactions, total debt declined to 23% of capitalization at that date.

     Effective with the closing of the Carson's transaction, and based upon the Company's 1997 balance sheet restructuring and strong cash flow, both Moody's and Standard & Poors upgraded Proffitt's corporate debt ratings to Baa3 (investment grade) and BB+, respectively.

Capital Needs

Proffitt's estimates capital expenditures for 1998 will approximate $185 million, primarily for the construction of two new stores opening in 1998, initial construction related to eight to ten stores expected to open in 1999, several store expansions and renovations, and enhancements to management information systems.

     Proffitt's anticipates its capital expenditures and working capital requirements relating to planned new and existing stores will be funded through cash provided by operations and borrowings. Proffitt's expects to generate adequate cash flows from operating activities to sustain current levels of operations. Proffitt's maintains favorable banking relations and anticipates the necessary credit agreements will be extended or new agreements will be entered into in order to provide future borrowing requirements as needed. Proffitt's also believes it has access to a variety of other capital markets. The Company's goal is to continue to maintain a strong balance sheet and prudent leverage, which would not preclude an increase from current levels, while providing Proffitt's flexibility to capitalize on attractive opportunities for growth that enhances shareholder value.

Recent Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" The new standard changed the presentation and method in which earnings per share are computed and was effective for the Company's year ended January 31, 1998. The Company has restated all per share amounts consistent with SFAS No. 128.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires public business enterprises to report selected information about operating segments as well as establishes standards for related disclosures about products and services, geographic areas, and major customers. In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures About Pensions And Other Postretirement Benefits." SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures, and requires additional information on changes in the benefit obligations and fair values of plan assets. These standards are effective for the Company's year ending January 30, 1999, and the Company is currently in the process of ascertaining the impact these new standards will have on its financial statements for 1998 and prior periods.

Forward-Looking Information
This report contains "forward-looking" statements within the meaning of the federal securities laws. The forward-looking information presented in the letter to shareholders entitled "To Our Partners" contained on pages 1 through 11 of the Annual Report as well as the forward-looking statements contained throughout Management's Discussion and Analysis on pages 14 through 22 of the Annual Report are premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management's assumptions.

     The forward-looking information and statements are based on a series of projections and estimates and involve certain risks and uncertainties. Potential risks and uncertainties include such factors as the level of consumer spending for apparel and other merchandise carried by the Company, the competitive pricing environment within the department and specialty store industries, the effectiveness of planned advertising, marketing, and promotional campaigns, appropriate inventory management, realization of planned synergies, effective cost containment, and solution of year 2000 systems issues by the Company and its suppliers.

     When used in this report, words such as "believes,"
"estimates," "plans," "expects," "should," "may," "anticipates," and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

Consolidated Statements of Income
(in thousands, except per share amounts)
PROFFITT'S, INC. & Subsidiaries
                                                                          Year Ended
                                                                -------------------------------
                                                             January 31, February 1,   February 3,
                                                               1998         1997           1996
                                                             ---------    ----------    ----------
Net Sales                                                  $ 3,544,656   $ 2,992,606   $ 2,744,868

Costs and Expenses
  Cost of sales                                              2,296,262     1,952,896     1,811,622
  Selling, general and administrative expenses                 832,058       716,313       664,059
  Other operating expenses
    Property and equipment rentals                             109,868        81,709        71,232
    Depreciation and amortization                               65,301        56,558        54,405
    Taxes other than income taxes                               79,602        68,354        65,259
  Store pre-opening costs                                        4,122         1,321           484
  Year 2000 expenses                                             6,590
  ESOP expenses                                                  9,513         3,910         2,931
  (Gains) losses from long-lived assets                          (134)         1,406      (36,058)
  Merger, restructuring and integration costs                   43,524        15,929        20,822
  Expenses related to attempted takeover of Younkers                                        10,017
                                                             ---------     ---------    ----------
  Operating Income                                              97,950        94,210        80,095

Other Income (Expense)
  Finance charge income, net                                    92,677        78,039        77,073
  Interest expense                                            (55,077)      (42,666)      (47,363)
  Other income (expense), net                                    2,330      (11,780)         4,051
                                                             ---------     ---------    ----------
  Income before provision for income taxes and
    extraordinary loss                                         137,880       117,803       113,856
Provision for income taxes                                     65,798)                     50,723)             48,914)
                                                             ---------     ---------    ----------
  Income before extraordinary loss                             72,082)                     67,080)             64,942)

Extraordinary loss on early extinguishment of
  debt, net of tax                                             (9,345)                     (2,060)
                                                             ---------     ---------    ----------
  Net income                                                    62,737        67,080        62,882
Preferred stock dividends                                                        796         1,950
Payment for early conversion of preferred stock                                3,032
                                                             ---------     ---------    ----------
  Net income available to common shareholders                  $62,737       $63,252       $60,932
                                                             =========     =========     =========
Earnings per Common Share:
  Basic earnings per common share before
    extraordinary loss                                           $ .84         $ .81         $ .84
  Extraordinary loss                                             (.11)                       (.03)
                                                             ---------     ---------    ----------
  Basic earnings per common share after
    extraordinary loss                                             .73           .81           .81
                                                             =========     =========     =========
  Diluted earnings per common share before
    extraordinary loss                                             .81           .78           .81
  Extraordinary loss                                             (.10)                       (.03)
                                                             =========     =========     =========
  Diluted earnings per common share after
    extraordinary loss                                           $ .71         $ .78         $ .78
                                                             =========     =========     =========
  Weighted average common shares
    Basic                                                       85,532        77,724        75,111
    Diluted                                                     91,086        84,334        83,330


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets (in thousands)
PROFFITT'S, INC. & Subsidiaries

                                                               January 31,     February 1,
                                                                 1998             1997
                                                               -----------     -----------
Assets
Current Assets
  Cash and cash equivalents                                        $    39,396     $    24,000
  Trade accounts receivable                                            342,513         352,833
  Merchandise inventories                                              715,147         643,410
  Other current assets                                                  30,835          57,662
  Deferred income taxes                                                 23,970          16,305
                                                                     ---------       ---------
  Total Current Assets                                               1,151,861       1,094,210

Property and Equipment, net of depreciation                            765,881         682,262
Goodwill and Tradenames, net of amortization                           273,857         277,472
Other Assets                                                            33,280          31,775
                                                                     ---------       ---------
  Total Assets                                                     $ 2,224,879     $ 2,085,719


Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                                           $   150,154     $   174,612
  Accrued expenses                                                     210,921         158,551
  Accrued compensation and related items                                50,190          31,211
  Sales taxes payable                                                   34,105          29,820
  Current portion of long-term debt                                      8,600          15,369
                                                                     ---------       ---------
  Total Current Liabilities                                            453,970         409,563

Senior Debt                                                            541,661         436,445
Deferred Income Taxes                                                   18,002          21,021
Other Long-Term Liabilities                                            105,717          95,353
Subordinated Debt                                                       10,964         225,767
Commitments and Contingencies
Shareholders' Equity
  Common stock                                                           8,925           5,585
  Additional paid-in capital                                           682,224         561,251
  Retained earnings                                                    403,416         340,679
  Deferred ESOP compensation                                                           (9,778)
  Unamortized stock compensation                                                         (167)
                                                                     ---------       ---------
  Total Shareholders' Equity                                         1,094,565         897,570
                                                                     ---------       ---------
  Total Liabilities and Shareholders' Equity                       $ 2,224,879     $ 2,085,719
                                                                     =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity (in thousands, except per share amounts)
PROFFITT'S, INC. & Subsidiaries

                                                                                     Unamort-
                                             Add-                         Deferred   ized      Total
                                             tional                        ESOP      Stock     Share-
                     Preferred   Common    Paid-In   Retained    Treasury Compen-   Compen-    holders'
                       Stock      Stock    Capital   Earnings    Stock     sation     sation   Equity
                     --------    -------- ---------   --------  --------  ------------------  ---------
Balance at 1/28/95      $28,850     $6,085   $441,971  $163,580 $(33,639)              $(748)  $606,099
  Net income                                             62,882                                  62,882
  Issuance of
   common stock                         36      6,241                                             6,277
  Income tax benefits
   related to
   exercised stock
   options                                        731                                               731
  Purchases and
   retirements of
   stock                             (525)  (58,306)              (4,044)                      (62,875)
  Increase in stock
   held in ESOP                       (15)              (7,857)                                 (7,872)
  Preferred stock
   dividends                                            (1,950)                                 (1,950)
  Decrease in tax
   valuation allowance                         21,000                                            21,000
  Benefit claims
   settlement                                   2,000                                             2,000
  Unrealized gain on
   ESOP shares                                     45                                                45
  Unrealized gain on
   investments                                    211                                               211
  Stock compensation                                                                      295       295
  Common stock dividends
    $.28 per Herberger's share                          (1,046)                                 (1,046)
                      ---------   --------   --------  -------- ---------   -------- --------  --------
Balance at 2/3/96        28,850      5,581    413,893   215,609  (37,683)               (453)  625,797)
  Net income                                             67,080                                  67,080
  Issuance of common stock                        348   117,437                                 117,785
  Income tax benefits
   related to exercised
   stock options                                          4,633                                   4,633
  Purchases and retire-
   ments of stock                    (776)   (28,029)   (7,059)   21,481)                      (14,383)
  Sale of treasury stock                        8,809              16,202                        25,011
  Reclassification
   of ESOP stock                       290       (57)    69,907             $(9,778)             60,362
  Preferred stock dividends                               (796)                                   (796)
  Decrease in tax
   valuation allowance                         16,000                                            16,000
  Unrealized gain
   on investment                                (498)                                             (498)
  Stock compensation                              278                                     286       564
  Unrealized gain on
   ESOP shares                                    122                                               122
  Conversion of
   preferred stock     (28,850)        142     28,663   (3,032)                                 (3,077)
  Common stock dividends,
    $.28 per Herberger's
    share                                               (1,030)                                 (1,030)
                       --------   --------   --------   -------  --------   -------- --------  --------
Balance at 2/1/97                    5,585    561,251   340,679              (9,778)    (167)   897,570
  Net income                                             62,737                                  62,737
  Issuance of
   common stock                        112     17,438                                            17,550
  Income tax ben-
   efits related to
   exercised stock
   options                                      7,319                                             7,319
  2-for-1 stock split                3,070    (3,070)
  Purchases and retire-
   ments of stock                     (53)   (13,043)                                          (13,096)
  Decrease in tax
   valuation allowance                         16,000                                            16,000
  Unrealized gain
   on investments                                  10                                                10
  Stock compensation                     9      1,451                                     167     1,627
  Conversion of 4.75%
    subordinated
    debentures                         202     86,082                                            86,284
  Termination of ESOP                           8,786                          9,778             18,564
                        -------    -------   --------  --------  --------   -------- --------  --------
Balance at 1/31/98         $  -     $8,925   $682,224  $403,416     $  -       $  -    $  -  $1,094,565
                       ========    =======   ========  ========  ========   ======== ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)
PROFFITT'S, INC. & Subsidiaries

                                                                        Year Ended
                                                            -------------------------------------
                                                            January 31,  February 1,    February 3,
                                                              1998          1997          1996
                                                            -----------   ----------   ----------
Operating Activities
  Net income                                                  $ 62,737     $  67,080       $ 62,882
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Extraordinary loss on extinguishment of debt                 6,378                        3,433
    Depreciation and amortization                               65,301        56,558         54,405
    Deferred income taxes                                        5,412        31,628         17,960
    (Gains) losses from long-lived assets                        (134)         1,406       (36,058)
    ESOP expenses                                                8,786         1,481          1,363
    Loss on County Seat Debentures                                            10,525
    Settlement of reorganization payables                        (680)       (1,280)          (725)
    Changes in operating assets and liabilities:
      Trade accounts receivable                                 10,320      (32,014)         48,932
      Merchandise inventories                                 (71,737)         5,626          (678)
      Other current assets                                      27,704      (13,533)          (741)
      Accounts payable, accrued expenses and
        sales taxes payable                                     63,326         (126)          4,552
      Other                                                      8,451         8,860        (8,649)
                                                              --------      --------      ---------
  Net Cash Provided By Operating Activities                    185,864       136,211        146,676
                                                              --------      --------      ---------
Investing Activities
  Purchases of property and equipment, net                   (167,813)     (113,918)       (90,083)
  Proceeds from sale of assets                                  23,221         6,013         70,801
  Proceeds from sale of marketable securities                                                 5,653
  Acquisition of Parisian (1996)/Parks-Belk (1995)                         (119,070)       (10,483)
                                                              --------      --------      ---------
  Net Cash Used In Investing Activities                      (144,592)     (226,975)       (24,112)
                                                              --------      --------      ---------
Financing Activities
  Proceeds from long-term borrowings                           175,546       113,037         32,273
  Payments on long-term debt and capital lease
    obligations                                              (224,134)      (52,395)       (23,357)
  Net borrowings (repayments) under receivables
    facility                                                    11,392      (35,637)       (42,321)
  Proceeds from issuance of stock and sale of
    treasury stock                                              15,762        35,438          2,602
  Redemption of subordinated notes                                                         (57,000)
  Purchase of treasury stock                                  (13,096)      (14,383)        (5,874)
  ESOP loan repayment                                            9,778
  Payments to preferred and common shareholders                (1,124)       (4,858)        (3,139)
                                                              --------      --------      ---------
  Net Cash Provided By (Used In) Financing
    Activities                                                (25,876)        41,202       (96,816)
                                                              --------      --------      ---------
  Increase (Decrease) In Cash and Cash Equivalents              15,396      (49,562)         25,748

Cash and cash equivalents at beginning of year                  24,000        73,562         47,814
                                                              --------      --------      ---------
Cash and cash equivalents at end of year                      $ 39,396      $ 24,000       $ 73,562
                                                             =========     =========     ==========

Noncash investing and financing activities are further described in the accompanying notes.
The accompanying notes are an integral part of these consolidated financial statements.


Notes to Consolidated Financial Statements (in thousands, except per share amounts)
PROFFITT'S, INC. & Subsidiaries

Note 1 - Organization and Summary of Significant Accounting
Policies
Organization
Proffitt's, Inc. ("the Company") is a retail organization operating department stores under the store names of Proffitt's, McRae's, Younkers, Parisian, Herberger's, Carson Pirie Scott ("CPS"), Bergner's and Boston Store. The Company's fiscal year ends on the Saturday nearest January 31. Years 1997 and 1996 consisted of 52 weeks ended on January 31, 1998 and February 1, 1997, respectively. Year 1995 consisted of 53 weeks and ended on February 3, 1996. The financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

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

Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Cash of approximately $13,012 and $10,805 has been restricted by the accounts receivable securitization agreements facility at January 31, 1998 and February 1, 1997, respectively.

Trade Accounts Receivable

Trade accounts receivable represents an owned residual interest in two special purpose subsidiaries that own Proffitt's proprietary revolving charge accounts and a direct ownership of CPS's revolving charge accounts. In some cases, the account's terms provide for payments exceeding one year. In accordance with usual industry practice, such receivables are included in current assets. A portion of the finance charge income on these receivables is earned by financial institutions in connection with the sales of interests in accounts receivable (see Note 5). The allowance for doubtful accounts at January 31, 1998 and February 1, 1997 was $19,013 and $19,512, respectively.

Inventories

Inventories are stated at the lower of cost or market as determined by the retail inventory method using last-in, first-out (LIFO) costs for substantially all of the Company's inventory at January 31, 1998 and February 1, 1997. At January 31, 1998, the LIFO value of inventory exceeded market, and as a result, inventory was stated at the lower market amount. At February 1, 1997, the LIFO value of inventory approximated the first-in, first-out (FIFO) method value. Inventory costs include invoice cost, freight and certain purchasing and distribution costs.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Gains or losses on the sales of assets are recorded at disposal. At each balance sheet date, the Company evaluates recoverability of property and equipment based upon expectations of nondiscounted cash flows and operating income.

Goodwill and Tradenames

The Company has allocated substantially all the cost in excess of fair value of net tangible assets acquired in purchase transactions to goodwill and tradenames, which is being amortized on a straight-line method over 15 to 40 years. The Company recognized amortization charges of $7,622, $3,369 and $1,523 for 1997, 1996 and 1995, respectively. As of January 31, 1998, the accumulated amortization of intangible assets was $13,833. At each balance sheet date, the Company evaluates the recoverability of intangible assets based upon expectations of nondiscounted cash flows and operating income. Based upon its most recent analysis, the Company believes that no impairment of intangible assets exists at January 31, 1998.

Employee Stock Ownership Plans

Shares acquired after January 30, 1994 are accounted for in accordance with SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans." All other unreleased shares are accounted for in accordance with SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." See Note 13 for discussion of the Herberger's Employee Stock Ownership Plan ("ESOP") termination during 1997.

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

Leased Department Sales

The Company includes leased department sales as part of net sales. Leased department sales were $163,654, $153,124 and $163,304 for 1997, 1996 and 1995, respectively.

Store Pre-Opening Costs

Store pre-opening costs are expenses when incurred.

Advertising Costs

Advertising and sales promotion costs are expenses as incurred.
Advertising and sales promotion costs were $140,757, $114,027 and $105,919 for 1997, 1996 and 1995, respectively.

Income Taxes

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax rules and regulations.

Earnings Per Common Share

Basic earnings per common share (EPS) have been computed based on the weighted average number of common shares outstanding, after recognition of preferred stock dividends of $796 and $1,950 for 1996 and 1995, respectively, and a payment of $3,032 for early conversion of the preferred stock in 1996.

     During 1997, the Company converted $86,250 of convertible subordinated debentures into 4,040 (split adjusted - see Note 12) shares of common stock. Prior to conversion, the Company's convertible subordinated debentures were considered in diluted earnings per share when dilutive.

     Common stock issued upon the conversion of the preferred stock in 1996 and the convertible subordinated debentures in 1997 have been included in the weighted average number of shares outstanding subsequent to the date of conversion for computing basic earnings per share.

Computation Of Per Share Earnings

                                 For the                    For the                   For the
                               Year Ended                  Year Ended                 Year Ended
                                 1/31/98                    2/1/97                     2/3/96
                         -----------------------    ----------------------       ------------------
                                          Per                          Per                      Per
                                         Share                       Share                     Share
                        Income   Shares   Amount   Income    Shares   Amount   Income    Shares           Amount
                       -------- -------  --------  ---------------   -------  --------  ------ ------
Basic EPS
Income before
  extraordinary loss      $72,082  85,532     $.84   $63,252  77,724     $ .81  $62,992  75,111     $.84
Effect of Dilutive
  Securities
Stock Options                       2,941                      2,570                      1,335
Convertible
  subordinated
  debentures                1,708   2,613              2,500   4,040              2,500   4,040
Convertible
  preferred stock                                                                 1,950   2,844
                          ------- -------  -------   ------- -------   -------  ------- -------  -------
Diluted EPS
Income before
  extraordinary
  loss available
  to common
  shareholders plus
  assumed conver-
  sions                   $73,790  91,086     $.81   $65,752  84,334      $.78  $67,442  83,330     $.81
                          =======  ======   ======   ======= =======    ======  =======  ======   ======

New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." The new standard changed the presentation and method in which earnings per share are computed. The Company restated all per share amounts consistent with the new accounting pronouncement.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 requires public business enterprises to report selected information about operating segments as well as establishes standards for related disclosures about products and services, geographic areas, and major customers. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirements Benefits". SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures, and requires additional information on changes in the benefit obligations and fair values of plan assets. These standards are effective for the Company's year ending January 30, 1999 and the Company is currently in the process of ascertaining the impact the new standards will have on its financial statements for 1998 and prior periods.

Note 2 - Mergers with Carson Pirie Scott, Herberger's and Younkers

On January 31, 1998, Proffitt's, Inc. (Proffitt's) issued 27,565 shares of its common stock for all of the outstanding common stock of Carson Pirie Scott and Co. The merger has been accounted for as a pooling of interests and, accordingly, these consolidated financial statements have been restated for all periods to include the results of operations and financial position of CPS.


Separate results of the combined entities were as follows:

                                                    Year Ended
                                     -----------------------------------------
                                      1/31/98         2/1/97         2/3/96
                                     ---------      ---------       ----------
Revenue:
  Proffitt's                         $ 2,374,654    $ 1,889,779      $ 1,661,056
  Carson Pirie Scott                   1,170,002      1,102,827        1,083,812
                                      ----------      ---------       ----------
                                     $ 3,544,656    $ 2,992,606      $ 2,744,868
                                      ==========     ==========       ==========
Extraordinary item:
  Proffitt's                         $   (8,254)              0     $    (2,060)
  Carson Pirie Scott                     (1,091)
                                      ----------     ----------      -----------
                                     $   (9,345)              0     $    (2,060)
                                      ==========     ==========      ===========
Net income (loss):
  Proffitt's                         $    49,025     $   37,399     $    (1,419)
  Carson Pirie Scott                      13,712         29,681           64,301
                                      ----------     ----------       ----------
                                     $    62,737     $   67,080     $     62,882
                                      ==========      =========       ==========

CPS's financial statements have been restated to conform to Proffitt's accounting methods and to reflect certain reclassifications and eliminations changing previously reported income and shareholders' equity. Prior to the mergers of Proffitt's with Younkers, Inc. ("Younkers") and Proffitt's with CPS, CPS owned shares of Younkers common stock. CPS recorded an unrealized gain of $6,940 before income taxes of $2,776 at February 3, 1996. During 1996, CPS sold the shares for $31,094 and realized a gain of $14,892. The unrealized gain, the realized gain and the related income tax effect, which had been reflected in previous CPS financial statements, have been eliminated in the preparation of these financial statements.

     On February 1, 1997, Proffitt's issued 8,000 (split adjusted, see Note
12) shares of its common stock for all the outstanding common stock of G.R. Herberger's, Inc. ("Herberger's"). On February 3, 1996, Proffitt's issued 17,632 (split adjusted, see Note 12) shares of its common stock for all the outstanding common stock of Younkers. Both mergers were accounted for as poolings of interests, and accordingly, the consolidated financial statements were restated for all periods to include the results of operations and financial position of Herberger's and Younkers.

Note 3 - Acquisitions of Parisian, Parks-Belk and Brody Brothers

Parisian

On October 11, 1996, Proffitt's acquired Parisian, Inc. (:"Parisian"). The total purchase price of the Parisian transaction was approximately $224,000 (cash payments and transaction costs of $119,000, issuance of 5,894 shares of common stock valued at $101,000 and issuance of 812 replacement stock options valued at $4,000) plus the assumption of Parisian liabilities aggregating $293,000.

     The Parisian transaction was accounted for as a purchase and, accordingly, the financial results of the operations of Parisian have been included in the Company's results of operations since the acquisition date. The purchase price has been allocated to Parisian's tangible assets and liabilities based on their estimated fair values at the date of acquisition, with the remaining $229,000 allocated to its tradename and goodwill.

Parks-Belk

In April 1995, Proffitt's acquired the Parks-Belk Company. Consideration of less than $20,000 was paid in Proffitt's, Inc. common stock and cash. Three of the Parks-Belk locations were converted into Proffitt's stores, and one was permanently closed.

Brody Brothers

On March 6, 1998, subsequent to the Company's 1997 year-end, the Company acquired Brody Brothers Dry Goods Company, Inc. ("Brody's"), a department store company with six locations in North Carolina. The Brody's stores are expected to be converted into Proffitt's stores by mid 1998 and will be included in the Company's financial statements subsequent to the date of acquisition. Consideration of less than $20,000 was paid in cash.

Note 4 - Marketable Securities

Investments in marketable securities are carried as available-for-sale securities at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from income and are reported as a component of shareholders' equity until realized.

     CPS held $23,353 par value of 9% Junior Subordinated Exchange Debentures Due 2004 of County Seat Holdings, Inc. In 1996, CPS wrote down its entire interest in the County Seat Debentures and reflected such in other income (expense). In 1997, CPS sold its County Seat Debentures for an insignificant amount.

Note 5 - Accounts Receivable Securitization

The Company (exclusive of CPS prior to February 2, 1998 - see Note 8) sells an undivided interest in its accounts receivable through its subsidiaries, Proffitt's Credit Corporation ("PCC") and Younkers Credit Corporation ("YCC") (qualifying special purpose entities). The Company has the ability to sell securities in fixed or variable denominations with fixed or variable implicit discount rates. At January 31, 1998, the Company had available the following funding sources:

                                                       Average
                                          Amount      Implicit
                                      Outstanding      Discount    Expiration
   Entity       Funding Capacity         1/31/98       Rate          Date
----------------------------------------------------------------------------
     YCC   Fixed at $75,000               $  75,000    6.45%       June 2000
     YCC   Variable up to $50,000             6,000    Variable    July 2000
     PCC   Fixed at $200,000                200,000    6.50%       August 2002
     PCC   Variable up to $150,000          114,113    Variable    August 2002
----------------------------------------------------------------------------
                                          $ 395,113
=============================================================================

The variable arrangements are discounted based on commercial paper rates. At January 31, 1998, the weighted average variable rate was 6.1%. The various agreements contain covenants requiring the maintenance of certain financial ratios and receivables portfolio performance measures. The Company is obligated to repurchase receivables related to customer credits such as merchandise returns.

     Effective for 1998, the National Bank of the Great Lakes ("NBGL"), a wholly-owned national credit card bank subsidiary, will issue all credit cards and sell all accounts receivable generated by the credit cards to PCC and YCC. To accommodate the increase in accounts receivable attributable to the CPS stores, the PCC variable funding facility was increased to $400,000.

     The ownership interest transferred by PCC and YCC to the purchasers was $395,113 and $324,000 at January 31, 1998 and February 1, 1997, respectively. Finance charges earned by the purchasers were $20,825, $16,013 and $8,809 for 1997, 1996 and 1995, respectively.

Note 6 - Property and Equipment

A summary of property and equipment is as follows:

                                               January 31,     February 1,
                                                 1998             1997
                                               ----------     -----------
Land and land improvements                        $  74,585       $   70,051
Buildings                                           300,073          242,391
Leasehold improvements                              101,482          131,255
Fixtures and equipment                              549,957          402,176
Construction in progress                             13,094            8,242
                                                  1,039,191          854,115
Accumulated depreciation                          (273,310)        (193,200)
                                                 ----------      -----------
                                                    765,881          660,915
Stores held for sale, net of
   accumulated depreciation                                           21,347
                                                 ----------      -----------
                                                  $ 765,881       $  682,262
                                                 ==========      ===========

The Company realized gains of $134 and losses of $1,406 from asset sales, store sales or closings and impairment charges in 1997 and 1996, respectively.

     In March 1995, the Company sold eight CPS stores located in Minnesota (the "Minnesota Closed Stores") for net proceeds of $70,801. The assets sold had a carrying cost of $9,521. The Company separately liquidated all inventory, fixtures and accounts receivable related to the Minnesota Closed Stores. The Company recorded a gain on the sale of its Minnesota Closed Stores of $55,179, after closing costs, for the year ended February 3, 1996, which is included in (gains) losses from long-lived assets in the consolidated statements of income.

Note 7 - Income Taxes
The components of income tax expense are as follows:

                                                   Year Ended
                                      January 31, February 1,   February 3,
                                        1998         1997           1996
                                      ----------   ----------     ----------
Current:
  Federal                                $ 50,312     $ 14,247      $ 23,898
  State                                     4,286        4,848         5,683
                                        ---------    ---------     ---------
                                           54,598       19,095        29,581
Deferred:
  Federal                                   4,583       27,572        15,046
  State                                       829        4,056         2,914
                                        ---------    ---------     ---------
                                            5,412       31,628        17,960
                                        ---------    ---------     ---------
                                         $ 60,010     $ 50,723      $ 47,541
                                        =========    =========     =========

     The tax effect for extraordinary losses on early extinguishment of debt was $5,788 and $1,373 for years 1997 and 1995, respectively.

     Components of the net deferred tax asset or liability recognized in the consolidated balance sheets are as follows:

                                                January 31,   February 1,
                                                  1998           1997
                                                -----------   -----------
Current:
  Deferred tax assets:
    Trade accounts receivable                      $    7,486    $    7,275
    Accrued expenses                                   32,765        25,731
    NOL carryforwards                                   4,212         4,255
    Valuation allowance                               (6,155)        (8,086)
                                                    ---------    ----------
                                                       38,308         29,175
  Deferred tax liabilities:
    Inventory                                        (13,126)      (11,365)
    Other                                             (1,212)       (1,505)
                                                    ---------    ----------
                                                     (14,338)      (12,870)
                                                    ---------    ----------
  Net current deferred tax asset                    $  23,970     $  16,305
                                                    =========    ==========
Noncurrent:
  Deferred tax assets
    Capital leases                                  $  16,651     $  16,635
    Other long-term liabilities                        32,492        36,405
    Deferred compensation                               1,908         2,195
    NOL carryforwards                                  41,340        46,020
    Valuation allowance                              (41,251)      (56,481)
                                                    ---------     ---------
                                                       51,140        44,774
  Deferred tax liabilities:
    Property and equipment                           (49,857)      (45,040)
    Deferred gain                                     (6,491)       (6,620)
    Other assets                                     (12,794)      (12,930)
    Junior subordinated debentures                                  (1,205)
                                                    ---------    ----------
                                                     (69,142)      (65,795)
                                                    ---------    ----------
    Net non-current deferred tax liability          $(18,002)    $ (21,021)
                                                    =========    ==========


At January 31, 1998, the Company has $116,800 in federal and state tax net operating loss carryforwards related to CPS's pre-bankruptcy losses that will expire between 2003 and 2008. The future utilization of these carryforwards is restricted under federal income tax change-in-ownership rules and CPS's ability to generate sufficient taxable income.

     The valuation allowance attributable to CPS losses and tax basis differences was reduced by $16,000 for each of the years ended January 31, 1998 and February 1, 1997, based on management's reassessment of the realizability of the related deferred tax asset in future years. The tax benefit resulting from the reduction in the valuation allowance is credited directly to shareholders' equity.

     The Company believes it is more likely than not that the benefit of the net deferred tax assets will be realized.

     Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference are as follows:

                                           1997         1996        1995
                                          ---------    --------     --------
Statutory tax rate                           35.0%        35.0%        35.0%
State income taxes, net of
  federal benefit                             2.4          4.0          4.2
Nondeductible merger related costs            5.7          1.6          2.7
Amortization of goodwill                      2.1          1.1           .5
Non-deductible ESOP expenses                  3.6
Other items, net                               .1          1.4           .7
Effective tax rate                           48.9%        43.1%        43.1%


The Company made income tax payments, net of refunds received, of $9,894, $34,111 and $14,232 during 1997, 1996 and 1995, respectively.

Note 8 - Senior Debt

A summary of senior debt is as follows:

                                                January 31,    February 1,
                                                  1998            1997
                                                -----------     ------------
Revolving credit agreements                        $ 210,000       $ 154,437
CPS receivables facility, weighted average
  interest rate of 5.58% and 5.47%,
  respectively                                       125,000         113,511
Senior unsecured notes, 8.125%, maturing 2004        125,000
Real estate notes, mortgage notes and
  industrial revenue bonds                            39,865         133,324
Capital lease obligations                             50,396          50,542
                                                   ---------       ---------
                                                     550,261         451,814
Current portion                                      (8,600)        (15,369)
                                                   ---------       ---------
                                                   $ 541,661       $ 436,445
                                                   =========       =========

In conjunction with the acquisition of CPS, Proffitt's replaced its revolving credit agreement and CPS's revolver with a new $600,000 revolving credit facility (the "Credit Facility"). The Credit Facility is scheduled to expire in February 2003. Advances under the Credit Facility bear interest at variable rates and are unsecured. At January 31, 1998, the interest rate was 6.5%. The Credit Facility requires the Company to meet specific covenants related to net worth, leverage, fixed charges, and indebtedness. Previously unamortized debt issuance costs associated with the replaced revolver were written off and reflected in the extraordinary loss on early extinguishment of debt in 1997.

     Prior to the merger with Proffitt's, CPS financed its trade accounts receivable with a $200,000 facility ("Receivables Facility"). In connection with the merger, the Receivables Facility was terminated and the $125,000 outstanding balance under the Receivables Facility was repaid on February 2, 1998, with proceeds from the sale of receivables under the Company's receivables securitization agreements (see Note 5).

     Proceeds from the 1997 sale of 8.125% senior unsecured notes were used primarily to reduce subordinated debt, real estate notes and mortgage notes. The notes contain several covenants including limitations on indebtedness, transactions with affiliates, and disposition of assets.

     Effective with the February 3, 1996 Younkers merger, the Company replaced Younkers' debt collateralized by its trade accounts receivable with the sale of an undivided interest in its accounts receivable and canceled its revolving credit facility. As a result of this early extinguishment of debt, certain deferred debt costs aggregating $3,433 ($2,060 net of income taxes) were written off as an extraordinary item in 1995.

     At January 31, 1998, maturities of senior debt for the next five years and thereafter, giving consideration to lenders' call privileges, are as follows:

                                   Year                     Maturities
                                  --------                 ----------
                                   1998                         $8,600
                                   1999                          7,307
                                   2000                        129,085
                                   2001                          1,824
                                   2002                        230,509
                                 Thereafter                    172,936
                                ------------               -----------
                                                             $ 550,261
                                =============              ===========

The Company made interest payments net of capitalized interest of $54,838, $43,088 and $48,529 during 1997, 1996 and 1995, respectively.

Note 9 - Subordinated Debt

Subordinated debt represents uncollateralized obligations subordinated in right of payment to all senior debt and is composed of the following:

                                               January 31,     February 1,
                                                 1998             1997
                                               -----------     -----------
Convertible debentures, interest
  at 4.75%, maturing
  November 2003, converted into 4,040
    shares of Proffitt's common stock
    in October 1997                                               $ 86,250
Notes, interest at 9.875%, maturing
  July 2003                                       $ 10,964         125,000
Junior debentures, interest at 7.5%,
  maturing
  March 2004, prepaid in January 1998                               14,517
                                                 ---------       ---------
                                                  $ 10,964       $ 225,767
                                                 =========       =========

In October 1997, the convertible debentures were converted into 4,040 (split adjusted, see Note 12) shares of Proffitt's common stock. As a result of this conversion, certain deferred debt issue costs aggregating $600 ($400 net of tax) were written off as an extraordinary item.

     Effective with the Parisian acquisition, the Company assumed the existing Parisian 9.875% subordinated notes. The notes are redeemable at the option of the Company, in whole or in part, after July 15, 1998, 1999 and 2000 at approximately 105%, 102.5% and 100% of face value, respectively. In May and June 1997, the Company purchased approximately $28,400 of these notes which resulted in an extraordinary loss from the extinguishment of debt of approximately $1,100, net of tax. In January 1998, the Company made a cash tender offer at approximately 106% of face value for the remaining $96,600 in outstanding notes. This tender offer was accepted by 89% of the note holders, which left approximately $11,000 outstanding as of January 31, 1998. The January tender resulted in an extraordinary loss from the early extinguishment of debt of approximately $6,600, net of tax.

     The 7.5% junior subordinated debentures were discounted at the date of issue to reflect their fair value and were being accredit to a face value of $17,500 with an effective interest rate of 11%. In January 1998, the Company completed the prepayment of the junior subordinated debentures for the face value, which resulted in a net of tax charge of $1,600.

Note 10 - Leases

The Company is committed under long-term leases primarily for the rentals of retail stores and other properties. The leases generally provide for minimum annual rentals (including executory costs such as real estate taxes and insurance) and contingent rentals based on a percentage of sales in excess of stated amounts. Generally, the leases have primary terms ranging from 20 to 30 years and include renewal options ranging from 10 to 15 years.

     At January 31, 1998, future minimum rental commitments are as follows:

                                            Operating Leases  Capital Leases
                                          -----------------   ----------------
                         1998                  $    77,424        $   10,621
                         1999                       78,225            11,378
                         2000                       73,678            10,885
                         2001                       61,689             9,414
                         2002                       58,867             9,137
                       Thereafter                  466,679           101,906
                                                 ---------        ----------
                                                $  816,562         $ 153,341
                                                 =========        ==========
              Amount representing interest                         (102,945)
                                                ----------       -----------
                Capital lease obligations                         $   50,396
                                                 =========       ===========


Total rental expense for operating leases was $109,868, $81,709 and $71,232 during 1997, 1996 and 1995, respectively, including contingent rents of approximately $11,233, $10,182 and $8,488, respectively.

Note 11 - Employee Benefit Plans

The Company sponsors various profit sharing and savings plans that cover substantially all full-time employees. Company contributions charged to expense under these plans, or similar predecessor plans, for 1997, 1996 and 1995 were $4,047, $2,806 and $3,092, respectively.

Defined Benefit Plan

CPS sponsors a noncontributory defined benefit plan with the costs of such plan determined by an independent actuary. CPS's funding policy is to contribute annually to the plan an amount, which does not exceed the maximum amount that can be deducted for federal income tax purposes. The plan covers substantially all employees who have attained a minimum age and number of hours of employment.

     Net pension costs were:

                                                  Fiscal Year Ended
                                           1/31/98     2/1/97      2/3/96
                                          --------    --------- ---------
Service cost                                $ 4,805     $ 5,326     $ 4,535
Interest cost                                 9,445       9,012       8,651
Return on assets                           (24,211)    (17,144)    (26,029)
Net amortization and deferral                12,338       5,867      14,886
                                            -------     -------    --------
Net pension cost                           $  2,377     $ 3,061     $ 2,043
                                            =======     =======     =======

The following table sets forth the funded status of the defined benefit pension plan:

                                                 January 31,    February 1,
                                                   1998            1997
                                                 ----------      ----------
Actuarial present value of benefit obligation:
  Vested benefit obligation                        $ 128,755      $ 117,689
  Nonvested benefit obligation                         3,173          2,437
                                                    --------      ---------
Accumulated benefit obligation                       131,928        120,126
Excess of projected benefit obligation
  over accumulated benefit obligation                  6,292          5,489
                                                    --------      ---------
Projected benefit obligation                         138,220        125,615
Plan assets at fair value                            146,345        131,076
                                                    --------      ---------
Funded status                                          8,125          5,461
Unrecognized net gain                               (11,990)        (6,912)
Prior service cost not yet recognized in
  net periodic pension cost                            (196)          (233)
                                                    --------      ---------
Accrued pension cost classified in other
  liabilities                                     $  (4,061)     $  (1,684)
                                                    ========       ========
Discount rate                                          7.50%          7.75%
Expected long-term rate of return on assets            9.50%          9.25%
Average assumed rate of compensation increase          4.50%          4.75%
                                                    ========       ========

Approximately 64% of the plan assets are invested in marketable equity securities, with the remainder invested in bonds.

     The plan assets at January 31, 1998 and February 1, 1997 were based on a respective November 1 measurement date.

     As a part of a prior acquisition, Younkers assumed certain obligations under a frozen defined benefit pension plan. During 1996, the Company terminated the plan realizing non-cash expenses of $1,362.

Retiree Health Care Plans

CPS provides health care benefits for certain groups of CPS employees who retired before 1997. The plans were contributory with CPS providing a frozen annual credit of varying amounts per year of service. A $2.9 million curtailment gain was recognized for the year ended February 3, 1996. The annual expense is comprised principally of interest cost and is less than $1,000 annually.

     The liabilities for the unfunded plans reflected in the Company's consolidated balance sheets are as follows:

                                               January 31,   February 1,
                                                 1998           1997
                                               ----------     ----------
Accumulated postretirement benefit obligation
  Retirees                                       $ 10,530       $   9,619
  Fully eligible active plan participants                           1,031
                                                 ---------      ---------
                                                    10,530         10,650
Unrecognized gain                                    3,504          3,416
                                                 ---------      ---------
Accrued postretirement benefit cost
  classified in other liabilities                 $ 14,034       $ 14,066
                                                 =========      =========


Note 12 - Shareholders' Equity

Preferred Stock

On March 31, 1994, Proffitt's issued 600 shares of series A Cumulative Convertible Exchangeable Preferred Stock in a private offering (10,000 total shares authorized). Net proceeds to the Company were approximately $28,900 after offering expenses. Dividends were cumulative and were paid at $3.25 per annum per share. On June 28, 1996, the holder converted the preferred stock into 2,844 (split adjusted, see below) shares of Proffitt's common stock. The Company paid $3,032 to the holder of the preferred stock to induce early conversion.

Common Stock

The Company has 300,000 shares of $.10 par value common shares authorized of which 89,256 and 55,860 shares were issued and outstanding at January 31, 1998 and February 1, 1997, respectively.

     In August 1997, the Company's Board of Directors approved a 2-for-1 stock split of the outstanding shares of the Company's common stock. The split was effected in the form of a stock dividend; each shareholder received one additional share for each outstanding share of common stock held of record as of the close of business on October 15, 1997. The per share amounts presented in the Company's consolidated financial statements are reflective of the 2-for-1 stock split.

     Each outstanding share of common stock has one preferred stock purchase right attached. The rights generally become exercisable ten days after an outside party acquires, or makes an offer for, 20% or more of the common stock. Each right entitles its holder to buy 1/100 share of Series C Junior Preferred Stock at an exercise price of $85. Subsequent to year-end, the Company's Board of Directors approved an increase in the exercise price to $278 and an extension of the term of the rights to March 25, 2008. Once exercisable, if the Company is involved in a merger or other business combination or an outside party acquires 20% or more of the common stock, each right will be modified to entitle its holder (other than the acquired) to purchase common stock of the acquiring company or, in certain circumstances, common stock having a market value of twice the exercise price of the right.

Treasury Stock

Previously, Herberger's was required to repurchase shares from inactive participants of the ESOP at fair value. Treasury stock transactions were accounted for under the cost method with gains or losses on transactions credited or charged to additional paid-in-capital. Total shares purchased in 1997, 1996 and 1995 were 3, 170 and 358 (split adjusted), respectively. In connection with the rescission of the put option on the ESOP shares (see Note
13) the Company retired all 13,794 shares of the Company's common stock held in treasury.

     Prior to the merger with Proffitt's, CPS purchased and retired 700 and 905 common shares for $13,096 and $12,327 during the years ended January 31, 1998 and February 1, 1997.

Note 13 - Employee Stock Plans

ESOP

Herberger's sponsored an employee stock ownership plan for the benefit of its employees. Contributions to the ESOP were made at the discretion of the Board of Directors and were $0, $3,670 and $3,418 in 1997, 1996 and 1995, respectively. At various times, the ESOP purchased shares of the Company's common stock using the proceeds of ESOP loans. These shares were initially held in a suspense account by the Plan Trustee. As contributions were made and dividends were paid and the ESOP debt was repaid, shares were released from suspense and allocated to the accounts of participants and the Company recognized compensation expense. For shares acquired after January 30, 1994, ESOP expense was recorded equal to the estimated fair value of shares allocated and those shares became outstanding for earnings per share computations. For all other shares, ESOP expense was recorded equal to the cost of the shares released. All shares acquired prior to January 30, 1994 were considered outstanding for earnings per share calculations.

     Prior to the merger, Herberger's shares distributed from the ESOP could be put to Herberger's at fair value for cash under certain conditions. As such, the shares were carried at fair value and not reflected on the balance sheet in shareholders' equity. Effective with the merger, the put option was rescinded, and accordingly, the ESOP shares are reflected in shareholders' equity.

     During 1997, the ESOP was terminated. As a result, the Company received approximately $10,000 in cash representing payment of a $9,000 note receivable from the ESOP. All previously unallocated common shares of the Company held by the ESOP were allocated to the ESOP participants, resulting in a charge of $7,900 (primarily non-cash).

Stock Options and Grants

The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to or above fair value of the common shares at the date of the option grant, no compensation cost is recognized.

     Had compensation cost for the Company's stock-based compensation plans been determined under the fair value method, using the Black-Scholes option-pricing model, the Company's net income and earnings per share would have been reduced (increased) to the pro forma amounts indicated below.

                                January 31, 1998          February 1, 1997         February 3, 1996
                               -------------------       -------------------     --------------------
                             As Reported  Pro Forma  As Reported    Pro Forma As Reported   Pro Forma
                             ----------  ---------    ----------    ---------  ---------     ---------
Net income                      $ 62,737   $ 56,911       $ 67,080    $ 64,890    $ 62,882     $ 61,515
Basic earnings per
  common share                       .73        .67            .81         .79         .81          .79
Diluted earnings per
  common share                       .71        .64            .78         .75         .78          .77

The assumptions for determining compensation costs under the fair value method include i) a risk-free interest rate based on zero-coupon government issues on each grant date with the maturity equal to the expected term of the option (6.01%, 6.84% and 5.74% for 1997, 1996 and 1995, respectively), ii) an expected term of five years, iii) an expected volatility of 39.1%, 37.1% and 39.9% for 1997, 1996 and 1995, respectively, and iv) no expected dividend yield.

The Company maintains stock option plans for the granting of options, stock appreciation rights and restricted shares to officers, key employees and directors. At January 31, 1998 the Company has available for grant 2,832 shares of common stock. Options granted generally vest over a four-year period after issue and have an exercise term of ten years from the grant date. Restricted shares generally vest ten years after grant date with accelerated vesting at the discretion of the Company's Board of Directors if the Company meets certain performance objectives.
     A summary of the stock option plans for 1997, 1996 and 1995 is presented below:

                                         1997                     1996                   1995
                                  ---------------------  ---------------------    --------------------
                                              Weighted                Weighted                 Weighted
                                               Average                 Average                Average
                                              Exercise                Exercise                 Exercise
Range of Exercise Prices            Shares      Price        Shares    Price         Shares    Price
-------------------------         ---------  ---------     --------  ---------      ---------  --------
Outstanding at beginning of year      6,395      $ 10.31      5,666    $   8.69        5,188    $  8.06
Granted                               2,628        23.52      1,278       16.31        1,154      11.17
Converted in acquisition                                        812       11.25
Exercised                            (1,687)        9.41     (1,104)       9.45        (418)       7.64
Forfeited                              (298)       20.41       (257)      11.22        (258)       8.62
                                     -------    --------    --------   --------     --------    -------
Outstanding at end of year            7,038      $ 15.03      6,395     $ 10.31       5,666     $  8.69
                                     =======    ========    ========   ========     ========    =======
Options exercisable at year end       4,792      $ 11.46      4,324)    $  9.35       4,275     $  7.77
                                     =======    ========    ========   ========     ========    =======
Weighted average fair value of
  options granted during
  the year                          $ 11.07                  $ 7.55                  $ 6.37
                                    ========    ========    ========   ========     ========   ========

Contemporaneous with the Parisian acquisition, outstanding Parisian stock options were converted into Proffitt's options.

     The following table summarizes information about stock options outstanding at January 31, 1998:

                                          Options Outstanding               Options Exercisable
                                 -------------------------------------   ---------------------------
                                   Number       Weighted                     Number
                                 Outstanding    Average      Weighted    Exercisable        Weighted
                                    at         Remaining     Average         at             Average
Rage of                           Jan. 31,    Contractual    Exercise       Jan. 31,        Exercise
Exercise of Prices                 1998        (Years)        Price          1998            Price
------------------                --------     ---------    ---------      ----------        --------
$3.75 to $5.63                          219       3          $   4.68             219        $   4.68
$5.64 to $8.45                        1,005       6              5.90           1,005            5.90
$8.46 to $12.69                       2,673       6             11.47           2,437           11.37
$12.70 to $19.06                      1,915       8             17.68           1,010           16.89
$19.07 to $28.60                         44       9             20.39              22           20.84
$28.61 to $30.29                      1,182       10            28.66              99           27.70
                                    -------    -------        -------         -------        --------
                                      7,038                   $ 15.03           4,792         $ 11.46
                                    =======     ========      =======         =======        ========

The Company also granted restricted stock awards of 176, 258 and 40 shares to certain employees in 1997, 1996 and 1995, respectively. The fair value of these awards on the dates of grants was $4,600, $3,763 and $499 for 1997, 1996 and 1995, respectively. During 1997, 1996 and 1995, compensation cost of $5,700, $2,239 and $449, respectively, has been recognized in connection with these awards.

Stock Purchase Plan

The stock purchase plan (the "Plan") provides that an aggregate of 700 shares of the Company's common stock is available for purchase. Under the Plan, an eligible employee may elect to participate by authorizing limited payroll deductions to be applied toward the purchase of common stock at a 15% discount to market value. Under the Plan, 62 and 28 shares of the Company's common stock were purchased by employees in 1997 and 1996 respectively. At January 31, 1998, the Plan has available for future offerings 583 shares.

Note 14 - Commitments and Contingencies

In 1992, CPS commenced an adversary proceeding in the Bankruptcy Court against Bank One, Milwaukee, N.A. ("Bank One"). In the adversary proceeding, the Company alleges, among other things, that Bank One made an illegal setoff of $31,207 from the Company's Predecessor's account at Bank One in order to reimburse itself for a $31,207 payment Bank One made to Associated Merchandising Corporation ("AMC") under a letter of credit Bank One issued to AMC. In July 1995, the Bankruptcy Court granted the CPS motion for summary judgment in the amount of $37,565, plus costs, against Bank One. The Bankruptcy Court's ruling is currently being appealed by Bank One and the Company is appealing the Bankruptcy Court's denial of prejudgment interest. Bank One has asserted that the Company's recovery is subject to a 33% reduction in accordance with the distribution Bank One would receive as an unsecured creditor under the Plan of Reorganization. While the Company believes strongly in its causes of action, the ultimate outcome of this proceeding cannot be determined with certainty. In accordance with generally accepted accounting principles, no gain has been recognized in the accompanying consolidated financial statements.

     CPS and its subsidiaries emerged from Chapter 11 bankruptcy in 1993. The Company recognized $680, $1,280 and $725 in 1997, 1996 and 1995, respectively, to reflect the favorable resolution of claims. Management believes CPS has adequately provided for the resolution of all bankruptcy claims and other matters related to the Plan of Reorganization remaining at January 31, 1998.

     The Company is involved in several legal proceedings arising from its normal business activities, and reserves have been established where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

Note 15 - Related Party Transactions

In 1989, an unsecured $500 interest-free loan, due January 31, 1999, was made as a supplement to the Chairman of the Board and Chief Executive Officer's ("CEO") base compensation. During 1997, the Company agreed to forgive the loan in one-fifth increments over five years, providing that the CEO remains employed by the Company.

     During 1996 and 1995, the Company paid $796 and $1,950 of preferred stock dividends and a $3,032 payment for early conversion of the preferred stock to an investment group in which a Director is a partner.

Note 16 - Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     The fair values of cash and cash equivalents and short-term debt approximate cost due to the immediate or short-term maturity of these instruments.

     For variable rate notes that reprice frequently, fair value approximates carrying value. The fair value of fixed rate notes are estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk. As of January 31, 1998 and February 1, 1997, the fair value of fixed rate notes approximated the carrying value.

     The fair values of the 8.125% and 9.875% notes and the 4.75% convertible debentures are based on quoted market prices. For the junior debentures, the fair value is estimated using discounted cash flow analyses with interest rates offered for financial instruments with similar terms and credit risk.

     The fair values of the Company's aforementioned financial instruments at January 31, 1998 and February 1, 1997 were as follows:

                                    Carrying Amount        Estimated Fair Value
                                   ----------------       -------------------
January 31, 1998
  8.125% senior notes                    $ 125,000                $ 132,700
  9.875% notes                           $  10,964                $  11,731

February 1, 1997
  4.75% convertible debentures           $  86,250                $  84,525
  9.875% notes                           $ 125,000                $ 127,500
  7.5% junior debentures                 $  14,517                $  14,517

Note 17 - Merger, Restructuring and Integration Costs

Merger, restructuring and integration costs incurred in 1997, 1996 and 1995 (before income taxes) were as follows:


                                              1997      1996         1995
                                             -------- ---------     ----------
Related to current year's merger:
  Merger transaction costs, principally
    investment banking, legal and other
    direct merger costs                         $13,800    $ 2,649     $ 8,778
  Severance and related benefits                 11,100      3,129       3,235
  Conversion and consolidation of systems
    and administrative operations                            3,355
  Abandonment of duplicate data processing
    equipment and software and other assets       6,200        885       7,422
  Other                                                                  1,387
Related to all mergers and acquisitions:
  Termination of Younkers benefit plan                       1,362
  Conversion and consolidation of systems         2,600      4,549
  Termination of merchandise purchasing
    agreements                                    3,900
  Severance, relocation and other
    integration costs associated with
    all mergers and acquisitions                  5,924
                                                -------    -------    --------
                                               $ 43,524   $ 15,929    $ 20,822
                                                =======    =======     =======

A reconciliation of the above charges to the amounts remaining unpaid at January 31, 1998 was as follows:

                                              1997      1996         1995
                                             -------- ---------     ----------
Merger, restructuring and integration
  charges                                     $ 43,524    $15,929    $ 20,822
Amounts representing non-cash charges          (14,500)    (2,445)     (4,086)
Amounts paid in 1995                                                   (1,636)
Amounts paid in 1996                                       (7,308)    (11,913)
Amounts paid in 1997                            (7,111)    (5,434)       (776)
                                               --------   --------   ---------
Amounts unpaid at January 31, 1998            $ 21,913    $   770    $  2,411


Note 18 - Hostile Takeover Attempt

In 1995, prior to the Proffitt's and Younkers merger, Younkers was subjected to a hostile takeover attempt by CPS. In defending itself against this takeover attempt, Younkers incurred legal fees and investment banker advisory fees aggregating $3,182, while CPS's charges related to this takeover attempt totaled $6,835.

Note 19 - Year 2000

The Company has completed its assessment of the year 2000 effect on the Company's systems and began the necessary systems modifications during 1997, resulting in expense of approximately $6,600.

Note 20 - Quarterly Financial Information

In the following summary of quarterly financial information, all adjustments necessary for a fair presentation of each period were included.


                                                                    Year Ended
                                                  -----------------------------------------------
                                                        First       Second       Third       Fourth
                                                       Quarter     Quarter      Quarter     Quarter
                                                      ---------  ---------     --------    ---------
Fiscal year ended January 31, 1998
  Net sales                                              $784,504  $736,052     $873,974    $1,150,126
  Gross margin                                           $275,078  $263,608     $313,236      $396,472
  Income before extraordinary loss                        $13,213    $8,065      $15,968       $34,836
  Net income                                              $13,213    $6,945      $15,356       $27,223
Basic earnings per common share:
  Before extraordinary items                                $ .16     $ .09        $ .19         $ .39
  Extraordinary item                                                  $(.01)       $(.01)        $(.09)
  Earnings per common share                                 $ .16     $ .08        $ .18         $ .31
Diluted earnings per common share:
  Before extraordinary items                                $ .15     $ .09        $ .18         $ .38
  Extraordinary item                                                  $(.01)       $(.01)        $(.08)
  Earnings per common share                                 $ .15     $ .08        $ .17         $ .29
Fiscal year ended February 1, 1997
  Net sales                                              $601,948  $568,345     $719,494    $1,102,819
  Gross margin                                           $205,444  $200,764     $254,259      $379,243
  Net income                                               $5,730    $6,358     $ 10,997       $43,995
  Basic earnings per common share                           $ .07     $ .04        $ .14         $ .53
  Diluted earnings per common share                          $.07     $ .04        $ .14         $ .50

Note 21 - Condensed Consolidating Financial Information

The following tables present condensed consolidating financial information for 1997 and 1996 for: i) Proffitt's, Inc.; ii) on a combined basis, the guarantors of Proffitt's, Inc.'s Senior Notes (which are all of the wholly-owned subsidiaries of Proffitt's, Inc., except for PCC, YCC and NBGL; and iii) on a combined basis, PCC, YCC and NBGL, the only non-guarantor subsidiaries of the Senior Notes. The operations of the non-guarantor subsidiaries were not significant for 1995. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally, and unconditionally liable under the guarantees, and the Company believes the condensed consolidating financial statements are more meaningful in understanding the financial position of the guarantor subsidiaries.

     Proffitt's, Inc. is comprised of substantially all of the Proffitt's and Younkers stores and certain corporate management and financing functions. Borrowings and the related interest expense under Proffitt's, Inc. revolving credit facility are allocated to Proffitt's, Inc. and the guaranty subsidiaries under an informal lending arrangement. There are also management and royalty fee arrangements among Proffitt's, Inc. and the subsidiaries.

Condensed Consolidating Statements of Income (in thousands)
For the Year Ended January 31, 1998
PROFFITT'S, INC. & Subsidiaries

                                                                     Non-
                                                      Guarantor   Guarantor
                                      Proffitt's,     Subsid-      Subsid-      Elimin-     Consol-
                                        Inc.           iaries        iaries      ations       idated
                                       ---------     ----------    ----------   --------    ---------
Net Sales                             $ 746,896       $ 2,797,760                           $ 3,544,656
Costs and Expenses
  Cost of sales                         480,435         1,815,827                             2,296,262
  Selling, general and
    administrative expenses             156,787           645,637     $ 29,634                  832,058
  Other operating expenses               56,343           198,428                               254,771
  Store pre-opening costs                   412             3,710                                 4,122
  Merger, restructuring and
    integration costs                    11,500            32,024                                43,524
  (Gains) losses from long-lived
    assets                                   (8)             (126)                                 (134)
  Year 2000 expenses                        357             6,233                                 6,590
  ESOP expenses                                             9,513                                 9,513
                                       ---------         ---------    ---------   --------      --------
  Operating income (loss)                41,070            86,514      (29,634)                  97,950

Other Income (Expense)
  Finance charge income, net                                            92,677                   92,677
  Gain (loss) on sale of receivables     (4,627)          (13,881)      18,508
  Servicer fees                                            13,372      (13,372)
  Equity in earnings of subsidiaries     55,180            20,064               $ (75,244)
  Interest expense, net                 (10,612)          (29,529)     (14,936)                 (55,077)
  Other income (expense), net              (178)            2,279)         229                    2,330
                                       ---------         ---------     --------  ---------     ---------
  Income before provision for
    income taxes and extraordinary
    loss                                 80,833            78,819       53,472    (75,244)      137,880
Provision for income taxes               14,753            31,023       20,022                   65,798
                                       ---------         ---------     --------  ---------     ---------
 Net income before extraordinary
  loss                                   66,080            47,796       33,450    (75,244)       72,082
Extraordinary loss on early exting-
  uishment of debt, net of tax            3,343             6,002                                 9,345
                                       ---------         ---------     --------  ---------     ---------
  Net income                           $ 62,737           $41,794      $33,450   $(75,244)      $62,737
                                       =========          ========     ========   ========      ========

Condensed Consolidating Balance Sheets (in thousands)
For the Year Ended January 31, 1998
PROFFITT'S, INC. & Subsidiaries

                                                                   Non-
                                                    Guarantor   Guarantor
                                      Proffitt's,   Subsid-      Subsid-        Elimin-     Consol-
                                        Inc.         iaries        iaries        ations       idated
                                       ---------   ----------    ----------     --------    ---------
Assets
Current Assets
  Cash and cash equivalents              $15,405     $(6,255)       $30,246                    $39,396
  Trade accounts receivable                  113         273        342,127                    342,513
  Merchandise inventories                171,212     543,935                                   715,147
  Deferred income taxes                    6,797      12,871          4,302                     23,970
  Notes receivable from sale of
    receivables and intercompany
    borrowings                            30,715      90,293                   $(121,008)
  Other current assets                     6,777      24,051              7                     30,835
                                      ----------   ----------     ---------    ----------   ----------
  Total Current Assets                   231,019     665,168        376,682     (121,008)    1,151,861
Property and Equipment, net              186,266     579,615                                   765,881
Goodwill And Tradenames, net               7,340     266,517                                   273,857
Other Assets                               2,297      24,312          6,671                     33,280
Investment in and advances to
  subsidiaries                         1,109,362      18,346                  (1,127,708)
                                      ----------   ----------     ---------    ----------   ----------
  Total Assets                       $ 1,536,284 $ 1,553,958      $ 383,353  $(1,248,716)  $ 2,224,879
                                      ==========   ==========     =========   ===========   ==========

Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                 $39,713    $110,441                                  $150,154
  Accrued expenses and other
    current liabilities                   45,563     234,582       $15,071                     295,216
  Notes payable from purchase of
    receivables                                                    121,008     $(121,008)
  Current portion of long-term debt          452       8,148                                     8,600
                                     ----------- ------------   -----------  ------------ ------------
  Total Current Liabilities               85,728     353,171       136,079      (121,008)      453,970
Senior Debt                              336,545      80,116       125,000                     541,661
Deferred Income Taxes                      8,683       9,319                                    18,002
Other Long-Term Liabilities               10,763      94,954                                   105,717
Subordinated Debt                                     10,964                                    10,964
Investment by, and Advances from Parent            1,005,434       122,274    (1,127,708)
Shareholders' Equity                   1,094,565                                             1,094,565
                                     ----------- ------------   -----------  ------------ ------------
Total Liabilities and
  Shareholders' Equity              $ 1,536,284  $ 1,553,958     $ 383,353  $ (1,248,716)  $ 2,224,879
                                     =========== ============   ===========  ============ ============

Condensed Consolidating Statements of Cash Flows (in thousands)
For the Year Ended January 31, 1998
PROFFITT'S, INC. & Subsidiaries

                                                                   Non-
                                                    Guarantor   Guarantor
                                      Proffitt's,   Subsid-      Subsid-        Elimin-     Consol-
                                        Inc.         iaries        iaries        ations       idated
                                       ---------   ----------    ----------     --------    ---------
Operating Activities
Net income                             $ 62,737     $ 41,794      $ 33,450      $(75,244)     $62,737
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Equity in earnings of subsid-
    iaries                              (55,180)     (20,064)                     75,244
  Depreciation and amortization          12,874       52,427                                   65,301
  Deferred income taxes                     222        4,614           576                      5,412
  Extraordinary loss on exting-
    uishment of debt                      1,425        4,953                                    6,378
  (Gains) losses from long-lived
     assets                                  (8)        (126)                                    (134)
  Settlement of reorganization
    payables                                            (680)                                    (680)
  ESOP expense                                         8,786                                    8,786
  Changes in operating assets and
    liabilities, net                     52,575       (9,806)       (4,705)                    38,064
                                       ---------    ---------     ---------     ---------   ----------
  Net cash provided by operating
    activities                           74,645       81,898        29,321                    185,864

Investing Activities
  Purchases of property and
    equipment, net                      (13,349)    (154,464)                                (167,813)
  Proceeds from sale of assets           23,221                                                23,221
                                       ---------    ---------     ---------     ---------   ----------
  Net cash provided by (used in)
    investing activities                  9,872     (154,464)                                (144,592)

Financing Activities
  Inter-company borrowings             (226,093)     250,113       (24,020)
  Proceeds from long-term
    borrowings                          175,546                                               175,546
  Payments on long-term debt            (32,720)    (191,414)                                (224,134)
  Net borrowings under receivables
    facility                                                        11,392                     11,392
  Proceeds from issuance of stock        15,762                                                15,762
  Purchase of treasury stock            (13,096)                                              (13,096)
  ESOP loan repayment                                  9,778                                    9,778
  Payments to preferred and common
    shareholders                                      (1,124)                                  (1,124)
                                       ---------    ---------     ---------     ---------   ----------
  Net cash provided by (used in)
    financing activities                (80,601)      67,353       (12,628)                   (25,876)
  Increase (decrease) in cash and
    cash equivalents                      3,916       (5,213)       16,693                     15,396
  Cash and cash equivalents at
    beginning of period                  11,489       (1,042)       13,553                     24,000
                                       ---------    ---------     ---------     ---------   ----------
  Cash and cash equivalents at
    end of period                      $ 15,405    $  (6,255)     $ 30,246        $   -     $  39,396
                                       =========    =========    ==========     =========   ==========

Condensed Consolidating Statements of Income (in thousands)
For the Year Ended February 1, 1997
PROFFITT'S, INC. & Subsidiaries


                                                                   Non-
                                                    Guarantor   Guarantor
                                      Proffitt's,   Subsid-      Subsid-        Elimin-     Consol-
                                        Inc.         iaries        iaries        ations       idated
                                       ---------   ----------    ----------     --------    ---------
Net Sales                                $737,902    $2,254,704                              $ 2,992,606
Costs and Expenses
  Cost of sales                           461,117     1,491,779                                1,952,896
  Selling, general and administr-
    ative expenses                        172,219       529,003   $ 15,091                       716,313
  Other operating expenses                 57,026       149,595                                  206,621
  Store pre-opening costs                                 1,321                                    1,321
  Merger, restructuring and integr-
    ation costs                             8,729         7,200                                   15,929
  (Gains) losses from long-lived
    assets                                                1,406                                    1,406
  ESOP expenses                                           3,910                                    3,910
                                         ---------    ----------  ---------    ----------      ----------
  Operating income (loss)                  38,811        70,490    (15,091)                        94,210

Other Income (Expense)
  Finance charge income, net                8,500        12,691     56,848                        78,039
  Gain (loss) on sale of receivables       (2,475)                   2,475
  Servicer fees                                           6,749     (6,749)
  Equity in earnings of subsidiaries       41,432        11,431                 $(52,863)
  Interest expense, net                    (6,404)      (23,819)   (12,443)                      (42,666)
  Other income (expense), net               7,319       (19,186)        87                       (11,780)
                                         ---------    ----------  ---------    ----------      ----------
  Income before provision for income
    taxes                                  87,183        58,356     25,127       (52,863)        117,803

Provision for income taxes                 20,103        20,693      9,927                        50,723
                                         ---------    ----------  ---------    ----------      ----------
  Net income                              $67,080       $37,663    $15,200      $(52,863)        $67,080
                                        ==========    ==========  =========    ==========      ==========

Condensed Consolidating Balance Sheets (in thousands)
For the Year Ended February 1, 1997
PROFFITT'S, INC. & Subsidiaries

                                                                   Non-
                                                    Guarantor   Guarantor
                                      Proffitt's,   Subsid-      Subsid-        Elimin-     Consol-
                                        Inc.         iaries        iaries        ations       idated
                                       ---------   ----------    ----------     --------    ---------
Assets
Current Assets
  Cash and cash equivalents                $11,489      $(1,042)    $13,553                       $24,000
  Trade accounts receivable                    167           31     352,635                       352,833
  Merchandise inventories                  183,285      460,125                                   643,410
  Deferred income taxes                      7,814        4,492       3,999                        16,305
  Notes receivable from sale of
    receivables and intercompany
    borrowings                              15,518       99,516                $(115,034)
  Other current assets                      18,925       37,147       1,590                        57,662
                                          --------     ---------   --------    ----------      ----------
  Total Current Assets                     237,198      600,269     371,777     (115,034)       1,094,210
Property and Equipment, net                183,477      498,284         501                       682,262
Goodwill And Tradenames, net                 8,131      269,341                                   277,472
Other Assets                                 3,092       24,774       3,909                        31,775
Investment in and advances to
    subsidiaries                           728,152                              (728,152)
                                         ---------     ---------  ---------    ----------      ----------
  Total Assets                          $1,160,050   $1,392,668    $376,187    $(843,186)      $2,085,719
                                         =========     =========  =========    ==========      ==========

Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                   $34,418     $140,194                                  $174,612
  Accrued expenses and other current
    liabilities                             22,915      178,200 $   18,467                        219,582
  Notes payable from purchase of
    receivables                                                     115,034   $ (115,034)
  Current portion of long-term debt          4,686       10,683                                    15,369
                                         ---------     ---------  ---------    ----------       ---------
  Total Current Liabilities                 62,019      329,077     133,501     (115,034)         409,563
Senior Debt                                157,077      165,857     113,511                       436,445
Deferred Income Taxes                       10,090       10,931                                    21,021
Other Long-Term Liabilities                 18,777       76,576                                    95,353
Subordinated Debt                           14,517      211,250                                   225,767
Investment by, and Advances from Parent                 598,977     129,175     (728,152)
Shareholders' Equity                       897,570                                                897,570
                                       -----------    ----------  ---------    ----------     -----------
  Total Liabilities and
    Shareholders' Equity               $ 1,160,050  $ 1,392,668   $ 376,187   $ (843,186)     $ 2,085,719
                                        ==========    ==========  =========    ==========     ===========

Condensed Consolidating Statements of Cash Flows (in thousands)
For the Year Ended February 1, 1997
PROFFITT'S, INC. & Subsidiaries

                                                                   Non-
                                                    Guarantor   Guarantor
                                      Proffitt's,   Subsid-      Subsid-        Elimin-     Consol-
                                        Inc.         iaries        iaries        ations       idated
                                       ---------   ----------    ----------     --------    ---------
Operating Activities
Net income                               $ 67,080      $ 37,663   $ 15,200      $(52,863)        $67,080
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
  Equity in earnings of subsidiaries      (41,432)      (11,431)                  52,863
  Depreciation and amortization            14,123)       42,380         55                        56,558
  Deferred income taxes                     8,901        22,679         48                        31,628
  Loss on County Seat Debentures                         10,525                                   10,525
  (Gains) losses from long-lived assets                   1,406                                    1,406
  Settlement of reorganization payables                  (1,280)                                  (1,280)
  ESOP expense                                            1,481                                    1,481
  Changes in operating assets and liabil-
    ities, net                            (34,394)       14,491    (11,284                       (31,187)
                                         ---------     ---------  ---------    ----------      ----------
  Net cash provided by operating
    activities                             14,278       117,914      4,019                       136,211

Investing Activities
  Purchases of property and equip-
    ment, net                              (8,544)     (105,374)                                (113,918)
  Proceeds from sale of assets              5,410           603                                    6,013
  Acquisition of Parisian                              (119,070)                                (119,070)
                                         ---------     ---------  ---------    ----------      ----------
  Net cash used in investing
    activities                             (3,134)     (223,841)                                (226,975)

Financing Activities
  Inter-company borrowings               (121,314)       77,143     44,171
  Proceeds from long-term borrowings      113,037                                                113,037
  Payments on long-term debt              (19,727)      (32,668)                                 (52,395)
  Net borrowings under receivables
    facility                                                       (35,637)                      (35,637)
  Proceeds from issuance of stock          35,438                                                 35,438
  Purchase of treasury stock              (14,383)                                               (14,383)
  Payments to preferred and common
    shareholders                                         (4,858)                                  (4,858)
                                         ---------     ---------  ---------    ----------      ----------
  Net cash provided by (used in)
    financing activities                   (6,949)       39,617      8,534                        41,202
  Increase (decrease) in cash and
    cash equivalents                        4,195       (66,310)    12,553                      (49, 562)
  Cash and cash equivalents at begin-
    ning of period                          7,294        65,268      1,000                        73,562
                                         ---------     ---------  ---------    ----------      ----------
  Cash and cash equivalents at end
    of period                            $ 11,489       $(1,042)  $ 13,553        $   -        $  24,000
                                         =========     =========  =========     =========     ===========


Reports
Report of Independent Accountants

Board of Directors and Shareholders
Poffitt's, Inc.

We have audited the accompanying consolidated balance sheets of Proffitt's, Inc. and Subsidiaries of January 31, 1998 and February 1, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proffitt's, Inc. and Subsidiaries as of January 31, 1998 and February 1, 1997 and the consolidated results of their operations and their cash flows for each of the three years ended January 31, 1998, in conformity with generally accepted accounting principles.

/s/  Coopers & Lybrand L.L.P.
Birmingham, Alabama
March 19, 1998, except for Note 12,
as to which the date is March 26, 1998

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

     The Company maintains an effective system of internal accounting control. We believe that this system provides reasonable assurance that the transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, vary, and maintain accountability of assets. Reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

     The consolidated financial statements and related notes have been audited by independent certified public accountants. Management has made available to them all of the Company's financial records and related data and believes all representations made to them during their audits were valid and appropriate. Their report provides an independent opinion upon the fairness of the financial statements.

     The Audit Committee of the Board of Directors is composed of three independent Directors. The Committee is responsible for recommending the independent certified public accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal accounting control, and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee.

/s/ R. Brad Martin                      /s/ Douglas E. Coltharp
R. Brad Martin                          Douglas E. Coltharp
Chairman of the Board and               Executive Vice President
Chief Executive Officer                 and Chief Financial Officer

Market Information

Effective July 7, 1997, the Company's common stock began trading on the New York Stock Exchange under the symbol PFT. Until that time, the Company's stock was traded on the NSADAQ National Market tier of The NASDAQ Stock Market under the symbol PRFT. As of March 13, 1998, there were approximately 2,200 shareholders of record. The prices in the table below represent the high and low sales prices for the stock as reported by the New York Stock Exchange (beginning on July 7, 1997). The prices have been adjusted to reflect a 2-for-1 stock split effected in the form of a stock dividend in October 1997.

     The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of the circumstances then existing, including the earnings of the Company, its financial requirements, and general business condition. The Company declared no dividends to common shareholders in either 1997 or 1996.

                                         Fiscal Year Ended
                                --------------------------------
                               January 31, 1998    February 1, 1997
                                   Price Range        Price Range
                                ----------------  -----------------
Quarter                          High      Low       High      Low
                                 -----    -----      -----    -----
First                          $ 20.69   $ 15.63    $ 16.88  $ 11.75
Second                         $ 26.67   $ 18.88    $ 20.00  $ 15.75
Third                          $ 30.63   $ 24.88    $ 21.00  $ 17.75
Fourth                         $ 32.44   $ 25.00    $ 21.38  $ 16.31


Directors and Certain Officers

Proffitt's, Inc. Directors

R. Brad Martin
Chairman of the Board of
Directors and Chief Executive
Officer of Proffitt's, Inc.

Ronald de Waal
Vice Chairman of the Board of Directors
Chairman of We International, B.V.

Bernard E. Bernstein
Partner in the law firm of
Bernstein, Stair & McAdams

Stanton J. Bluestone
Chairman of
Carson Pirie Scott

John W. Burden, III
Retail Consultant
Retired Chairman and Chief Executive
Officer of Federated Department Stores, Inc.
and Allied Stores Corporation

Edmond D. Cicala
President of Edmond Enterprises, Inc.
Retired Chairman and Chief Executive Officer of the Goldsmith's Division of
Federated Department Stores

Gerard K. Donnelly
Chairman of Princeton
Middletown Partners, Inc.
Former President and Chief Executive Officer of H.C. Prange Company

Donald F. Dunn
Retired Senior Vice President of
Allied Stores Corporation

Julius W. Erving
President of The Erving Group, Inc.
and Executive Vice President of
the Orlando Magic

Michael S. Gross
Vice President of Apollo Capital
Management, L.P.

Donald E. Hess
Chairman of Parisian

G. David Hurd
Emeritus Chairman and retired
Chief Executive Officer of
The Principal Financial Group

C. Warren Neel
Dean of the College of Business Administration at the University of Tennessee, Knoxville

Marguerite W. Sallee
President and Chief Executive Officer
of CorporateFamily Solutions

Gerald Tsai, Jr.
Private Investor
Former Chairman, President,
and Chief Executive Officer of
Delta Life Corporation


R. Brad Martin
Chairman of the Board of Directors
and Chief Executive Officer

James A. Coggin
President and Chief Operating Officer

Robert M. Mosco
President and Chief Executive Officer
Proffitt's Merchandising Group

David W. Baker
Senior Vice President of Operations
and Logistics

Julia A. Bentley
Senior Vice President of Investor Relations and Communications and Secretary

R. Thomas Coan
Senior Vice President of
Human Resources

Douglas E. Coltharp
Executive Vice President and
Chief Financial Officer

Peggy Eskenasi
Senior Vice President of
Private Label and Brand Development

Mark A. Goldstein
Senior Vice President and
Chief Information Officer

Fran U. Jose
Senior Vice President of Marketing

Brian J. Martin
Executive Vice President of
Law and General Counsel

Jack C. Miller
Senior Vice President of Store
Planning, Construction, Maintenance, and Energy

Michael R. Molitor
Senior Vice President of
Merchandise Planning and Analysis

John T. Parros
Executive Vice President of Merchandising

Michael Rodgers
Senior Vice President of Credit

Daniel M. Sorvig
Senior Vice President
of Visual Merchandising

John J. White
Senior Vice President of Profit Improvement and Special Projects

Sharron Williams
Senior Vice President and
Corporate General Merchandise
Manager of Cosmetics

Donald E. Wright
Senior Vice President of
Finance and Accounting



Proffitt's Officers

Toni E. Browning
President and Chief Executive Officer

A. Coleman Piper
Executive Vice President of Stores
and Visual Merchandising

Don M. Alexander
Senior Vice President of Sales
Promotion and Marketing

Mark F. Fedyk
Senior Vice President and
General Merchandise Manager

McRae's Officers

Dawn H. Robertson
President and Chief Executive Officer

George Myers
Senior Vice President of Stores
and Visual Merchandising

Thomas M. Ford
Senior Vice President of Sales
Promotion and Marketing

H.R. Harvey
Senior Vice President and
General Merchandise Manager

Joseph A. Sherman
Senior Vice President and
General Merchandise Manager

Michael D. Sholtis
Senior Vice President and
General Merchandise Manager

Younkers Officers

Frank E. Kulp, III
President and Chief Executive Officer

Robert M. Daughton
Senior Vice President of Stores
and Visual Merchandising

Robert H. Ferguson
Senior Vice President of Sales
Promotion and Marketing

Ric L. Anderson
Senior Vice President and
General Merchandise Manager

Alan E. Miller
Senior Vice President and
General Merchandise Manager

Thomas E. Pavsek
Senior Vice President and
General Merchandise Manager

Ann L. Strug
Senior Vice President and
General Merchandise Manager

Parisian Officers

W. Travis Saucer
Executive Vice President of Merchandising






Jim W. Adams
Executive Vice President of Stores
and Visual Merchandising

Ernest E. Brown
Senior Vice President and
General Merchandise Manager

Carol L. Winter
Senior Vice President and
General Merchandise Manager

Herberger's Officers

Max W. Jones
President and Chief Executive Officer

John B. Brownson
Executive Vice President
and Chief Operating Officer

Gary L. Pralle
Senior Vice President of Stores
and Visual Merchandising

Laurence P. Stuart
Senior Vice President of Sales
Promotion and Marketing

J.T. Fanning
Senior Vice President and
General Merchandise Manager

Kenneth W. Shuler
Senior Vice President and
General Merchandise Manager

Joseph W. Thebert
Senior Vice President and
General Merchandise Manager

Carson Pirie Scott Officers

Stanton J. Bluestone
Chairman

Michael R. MacDonald
President and Chief Executive Officer

Anthony J. Buccina
Executive Vice President of Merchandising

Catherine A. Shaw
Executive Vice President of Stores
and Visual Merchandising

Edward P. Carroll, Jr.
Executive Vice President of Sales
Promotion and Marketing

Joyce M. Armeli
Senior Vice President and
General Merchandise Manager

Stuart M. Goldblatt
Senior Vice President and
General Merchandise Manager

David C. Harris
Senior Vice President and
General Merchandise Manager

Michael N. Nemoir
Senior Vice President and
General Merchandise Manager

Proffitt's Stores

GEORGIA
Dalton
Rome

KENTUCKY
Ashland
Elizabethtown

NORTH CAROLINA
Asheville
Goldsboro
Greenville
Kinston
Rocky Mount

TENNESSEE
Athens
Chattanooga (2)
Cleveland
Greeneville
Johnson City
Kingsport
Knoxville (2)
Maryville
Morristown
Oak Ridge

VIRGINIA
Bristol

WEST VIRGINIA
Morgantown
Parkersburg


McRae's Stores

ALABAMA
Birmingham (5)
Dothan
Florence
Gadsden
Huntsville (2)
Mobile
Montgomery
Selma
Tuscaloosa

FLORIDA
Mary Esther
Pensacola

LOUISIANA
Baton Rouge
Monroe

MISSISSIPPI
Biloxi
Columbus
Gautier
Greenville
Hattiesburg
Jackson (3)
Laurel
Meridian
Natchez
Tupelo
Vicksburg

Younkers Stores

ILLINOIS
Moline

IOWA
Ames
Bettendorf
Cedar Falls
Cedar Rapids (2)
Davenport
Des Moines (4)
Dubuque
Fort Dodge
lowa City
Marshalltown
Mason City
Sioux City (2)
Waterloo
West Burlington

MICHIGAN
Bay City
Holland
Marquette
Port Huron
Traverse City

MINNESOTA
Austin

NEBRASKA
Grand Island
Lincoln
Omaha (3)

SOUTH DAKOTA
Sioux Falls

WISCONSIN
Appleton (2)
Eau Claire
Fond du Lac
Green Bay
Madison (2)
Manitowoc
Marinette
Marshfield
Milwaukee (2)
Racine
Sheboygan
Sturgeon Bay
Superior
Wausau
Wisconsin Rapids




Parisian Stores

ALABAMA
Birmingham (5)
Decatur
Dothan
Florence
Huntsville (2)
Mobile
Montgomery (2)
Tuscaloosa

FLORIDA
Jacksonville
Orlando
Pensacola
Tallahassee

GEORGIA
Atlanta (5)
Columbus
Macon
Savannah

INDIANA
Indianapolis (2)

MICHIGAN
Livonia

MISSISSIPPI
Tupelo

OHIO
Cincinnati (3)
Dayton

SOUTH CAROLINA
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Knoxville
Nashville

Herberger's Stores

COLORADO
Grand Junction

ILLINOlS
Urbana

IOWA
Ottumwa

MINNESOTA
Albert Lea
Alexandria
Bemidji
Brainerd
Fergus Falls
Mankato
Minneapolis
Moorhead
New Ulm
St. Cloud
St. Paul
Stillwater
Virginia
Willmar

MONTANA
Billings
Butte
Great Falls
Havre
Kalispell

NEBRASKA
Hastings
Kearney
Norfolk
North Platte
Scottsbluff

NORTH DAKOTA
Dickinson
Bismarck
Minot

SOUTH DAKOTA
Aberdeen
Rapid City
Watertown

WISCONSIN
Beaver Dam
LaCrosse
Rice Lake

WYOMING
Rock Springs


Carson Pirie Scott Stores

ILLINOIS
Bourbonnais
Chicago (26)*

INDIANA
Michigan City
Merrillville

MINNESOTA
Rochester


Boston Stores
WISCONSIN
Brookfield*
Green Bay
Janesville
Madison (2)
Milwaukee (6)
Racine



Bergner's Stores
ILLINOIS
Bloomington
Champaign
Forsyth
Galesburg
Machesney
Pekin
Peoria
Peru
Quincy
Rockford (2)
Springfield
Sterling






This is Living . . .
             and growing stronger all the time

The regions of the United States in which we operate have outstanding growth potential.

Shareholder Information

Sales Release Dates for 1998
Sales Period                Release Date
February 1998                     3/5/98
March 1998                        4/9/98
April 1998                        5/7/98
May 1998                          6/4/98
June 1998                         7/9/98
July 1998                         8/6/98
August 1998                       9/3/98
September 1998                   10/8/98
October 1998                     11/5/98
November 1998                    12/3/98
December 1998                     1/7/99
January 1999                      2/4/99

Earnings Release Dates for 1998
Quarter                     Release Date
First                            5/19/98
Second                           8/18/98
Third                           11/17/98
Fourth                   To be announced

Annual Meeting
The Annual Meeting of Shareholders of Proffitt's, Inc. will be held at 8:30 a.m., June 10, 1998, at Proffitt's West Town Mall Store,
7600 Kingston Pike, Knoxville, Tennessee 37919. Shareholders are cordially invited to attend.

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

Security analysts, portfolio managers, representatives of financial institutions, and other individuals with questions regarding
Proffitt's, Inc. are invited to contact:
Julia Bentley
Senior Vice President of Investor Relations
P.O. Box 9388
Alcoa, Tennessee 37701
(423) 981-6243 (telephone)
(423) 981-6325 (facsimile)
bentley@misnet.com (e-mail)

Financial results, corporate news,
and other Company information are available on Proffitt's web site: http://www.proffitts.com


Corporate Information

Corporate Headquarters
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Proffitt's Home Office
115 North Calderwood
Alcoa, Tennessee 37701
(423) 983-7000

McRae's Home Office
3455 Highway 80 West
Jackson, Mississippi 39209
(601) 968-4400

Younkers Home Office
701 Walnut Street
Des Moines, Iowa 50397
(515) 244-1112

Parisian Home Office
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Herberger's Home Office
600 Mall Germain
St. Cloud, Minnesota 56301
(320) 251-5351

Carson Pirie Scott, Boston Store,
and Bergner's Home Office
331 West Wisconsin Avenue
Milwaukee, Wisconsin 53203
(414) 347-4141

Independent Accountants
Coopers & Lybrand L.L.P.
Birmingham, Alabama


X:\WPDATA\JAS\PROFFITT\SECURITI\10-K.598\EX-13-1.ASC