Form 10-K405, Exhibit 13
period 1999-01-30
SAKS INC
filed 1999-04-30
CIK 812900

                                                                   EXHIBIT 13.11

Saks Incorporated is one of the country's premier retail enterprises, operating 352 stores in 38 states, with over $6 billion in annual revenues, and more than 60,000 associates.
         The Company is well positioned to capitalize on a most promising future. With the retail authority of the Saks Fifth Avenue brand and the stability and strength of our core department store businesses and infrastructure, we believe the growth prospects of this company are extraordinary.


Saks Fifth Avenue Stores
         Full-Line                                                   43 stores
         Resort                                                       9 stores
         Main Street                                                  7 stores
Parisian Specialty Department Stores                                 44 stores
Traditional Department Stores
         Proffitt's                                                  31 stores
         McRae's                                                     29 stores
         Younkers                                                    52 stores
         Herberger's                                                 38 stores
         Carson Pirie Scott                                          30 stores
         Boston Store                                                12 stores
         Bergner's                                                   14 stores
Off 5th Stores                                                       42 stores
Bullock & Jones Men's Store                                            1 store

Contents
Financial Highlights                                                         1
Letter to Our Shareholders                                                   2
Five-Year Financial Summary                                                 13
Management's Discussion and Analysis                                        14
Consolidated Financial Statements                                           23
Notes to Consolidated Financial Statements                                  27
Report of Independent Accountants                                           57
Report of Management                                                        57
Market Information                                                          58
Directors and Certain Officers                                              59
Store Locations                                                             60
Shareholder Information                                                     62
Corporate Information                                                       63

                                                          FISCAL YEAR ENDED
                                                -------------------------------------
                                                January 30,  January 31,  February 1,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           1999         1998        1997
                                                ----------   ----------   -----------
Net sales                                       $6,219,893   $5,726,346   $4,926,862
Income before non-routine items                 $  153,525   $  166,222   $  109,364
Diluted earnings per common
     share before non-routine items             $     1.05   $     1.17   $     0.81
Income before extraordinary items               $   24,985   $  416,237   $   93,578
Diluted earnings per common share               $     0.17   $     2.86   $     0.70
     before extraordinary items
Diluted weighted average common shares             146,383      149,085      132,583
Total assets                                    $5,188,981   $4,270,253   $3,630,276
Shareholders' equity                            $2,007,575   $1,944,529   $1,397,934

Note: Non-routine items include extraordinary items, gains or losses from long-lived assets, merger and integration charges, year 2000 expenses, ESOP expenses and the 1997 recognition of a $294,846 deferred tax asset.

A Distinctive Approach
1998 was another great year in your Company's history. Excluding merger-related and other charges, we again posted record operating results while continuing the integration process of our recent acquisitions.
         The biggest news during 1998 was our September merger with Saks Holdings, Inc. and our corporate name change from Proffitt's, Inc. to Saks Incorporated. Saks Fifth Avenue holds a top-tier position in one of the most attractive and fastest growing segments in retailing, an undisputed reputation for style leadership and customer service and numerous brand extension opportunities. Our merger strategy is clear. We acquire companies at a fair value that have a strong franchise and customer loyalty, quality real estate in attractive markets, solid financial performance and meaningful synergy opportunities. The Saks Holdings transaction was consistent with that strategy.
         This merger combined two of the most compelling growth companies in retailing today. Our operating strength and support infrastructure are allowing Saks Fifth Avenue's management team to focus on merchandising, marketing and customer relationships. Our financial capacity will provide the resources to fund the extraordinary growth opportunities for this premier global brand.
         In our past transactions, we have successfully integrated the acquired companies as a result of a systematic process which includes retaining and incenting the key management personnel of the acquired company, maintaining the store identity and store level associates to assure the transaction is transparent to our customers, retaining the merchandising organization to tailor assortments to customer preferences, engaging in processes of benchmarking and best practices to improve performance across all operations and centralizing certain support functions to reduce the expense structure and improve efficiency and productivity. The same integration process is well underway for Saks Fifth Avenue. We continue to execute our merchandising synergy plans. We believe substantial opportunities remain to improve the Company's merchandising operations as we realize scale opportunities and purchasing power, improve merchandising execution and inventory management, recognize additional synergies in distribution and logistics and further intensify private brand offerings.
         We have demonstrated our ability to deliver substantial cost savings and other synergies as a part of our acquisition processes. We remain on schedule regarding the synergies process with our Younkers, Parisian, Herberger's and Carson Pirie Scott transactions. During 1998, we achieved our targeted $39 million of cost savings related to these previous mergers and expect to achieve an incremental $10 million of savings in 1999 and another $20 million in 2000. In conjunction with the Saks Holdings transaction, we realized approximately $12 million of cost synergies in 1998 and expect incremental synergies related to this merger of approximately $50 million to $60 million in 1999 and $13 million in 2000. We will continue to focus on other opportunities to improve productivity throughout our organization.
         We remain focused on the quality and size of our proprietary credit card portfolio, as we continue to benefit from the operating efficiencies and credit card term changes made possible by our national credit card bank.
         During the year, we further refined the Company's capital structure to strengthen the balance sheet. Our capital structure objectives are to maintain appropriate leverage, diversified funding sources, an appropriate fixed/floating interest rate mix and adequate liquidity to fund operations and expansion.
         1998 was a year of outstanding new unit growth. We acquired four stores from North Carolina-based Brody's and 15 former Mercantile stores from Dillard's, along with opening, expanding and remodeling additional properties. These activities added approximately 3.6 million square feet to our store base, an increase of 11 percent. This performance was double the rate of quality annual square footage growth we previously targeted. Our future internal growth plans call for an average of 12 to 15 new units annually. To date, we have commitments for 13 new stores in 1999, totaling 1.2 million square feet of space, and we continue to negotiate for other new unit, expansion and renovation opportunities that meet our stringent return criteria. Through the scale associated with our corporate store development activities and certain re-engineering processes, we intend to reduce the fixed investment associated with our new square footage growth. This will result in improved returns on these future investments, while maintaining the unique design and quality associated with our store brands.
         We have an exceptional ten-year record of shareholder value creation which ranks among the top performances of all American businesses. I believe we can maintain this relative performance in our core business through a relentless focus on improving returns and execution, while developing new distribution strategies to leverage the power of our franchises, our brands and our customer relationships.
          It is a fascinating time to be in the retail business.

Sincerely,
/s/ R. Brad Martin
Chairman of the Board and Chief Executive Officer
Saks Incorporated

Luxury stores 59
Speciality department stores 44
Traditional department stores 206
Particular attention to detail
Our stores exceed expectations, because we listen to our customers. Then we simply deliver more. We analyze information on customer preferences, purchasing patterns and lifestyle requirements. We know what works, on a market to market basis, as well as why and when.
         At each of our stores, we thoughtfully build and nurture long-term customer relationships. With a customer's initial store visit, our sales associates begin the clienteling process by tracking personal customer preferences. This process has become key to growing these valued relationships. We foster a culture of superior service, designed to personalize each customer encounter. Customers are greeted and thanked by name. Sales are followed with notes of appreciation.
         Individual communication with our customers also builds interest in new merchandise arrivals, special promotions and unique events like trunk shows, fashion shows and designer appearances. This communication increases store visits, creates additional transactions and strengthens customer loyalty.
         Building loyalty builds business. Our host of successful, value-added affinity programs, like SaksFirst, Parisian Platinum and Younkers Gold, are designed to reward customers for their loyalty to our stores.
         At Saks Incorporated, when it comes to our customers, details make the difference.

Individual Style
The store nameplates associated with Saks Incorporated--Saks Fifth Avenue, Parisian, Proffitt's, McRae's, Younkers, Herberger's, Carson Pirie Scott, Bergner's and Boston Store--have distinct and valuable identities as style leaders in their markets. Our customers look to us as early indicators of fashion trends. They count on our ability to address individual needs of style at every level. And because we tailor the merchandise assortments to meet the preferences and lifestyles of each customer group and each marketplace, our product assortments are as distinctive as our geographic reach.
         The global power of our name, our reputation, our focus on style and our attention to customer relationships have allowed Saks Incorporated to forge strong partner-ships with key vendors and prestigious designers. These valued partnerships enable us consistently to offer our customers a stylish array of exceptional merchandise, attractively priced.

Opportunities to Standout
Our style leadership and customer relationships provide a great foundation for developing additional opportunities for Saks Incorporated.
         Our proprietary brands are becoming increasingly important in our overall merchandise assortments. We have developed and introduced high quality product offerings which are ours exclusively. These brands will allow us to deliver exceptional value and style to our customers. Our private brands stand out in style that's ours alone. Another source for potential growth is our catalog businesses. With Folio and Bullock & Jones combined, we distributed 55 catalogs to nearly 30 million customers in 1998. We have in place the direct response infrastructure to expand this business in order to further leverage the power of our brands in this fast changing, out-of-store arena.
         Building on our direct response infrastructure, we are also in the early stages of developing our Internet strategies and applications, including business process improvements and more effective communication and marketing to customers. In addition, there are specific Internet-related retailing strategies that are appropriate for our Company. We believe that the long-term viability of an Internet-based retail concept will rely on the power of its brand. Because of the unique authority and global appeal of the Saks Fifth Avenue brand, developing electronic commerce opportunities is an important focus for Saks Incorporated.

Unique Properties
Saks Incorporated operates more than 35 million square feet of premium real estate across the country, including some of the most prestigious addresses in fashion retailing today.
         Our customers know our stores for their unique design elements. The lighting, fixturing, decor, aisle-width and special amenities in each of our stores provide an extraordinary and exciting shopping experience. Our distinct shopping environments beautifully showcase our outstanding merchandise assortments.
         Our strong balance sheet positions us to further fund new store growth. We see many opportunities to cultivate this growth across all of our store formats. New store locations, remodels and expansions are carefully selected and executed to assure that our stringent return criteria are achieved. We remain focused on increasing existing store productivity and improving the efficiency of every asset employed in this business. The orchestration of lighting, traffic patterns and visual presentation creates an environment that is both beautiful and accessible.

SAKS INCORPORATED & SUBSIDIARIES FIVE-YEAR FINANCIAL SUMMARY


                                              52 Weeks       52 Weeks       52 Weeks         53 Weeks       52 Weeks
                                               Ended           Ended         Ended            Ended           Ended
                                             January 30,    January 31,    February 1,      February 3,     January 29,
(In Thousands, Except Per share Amounts)        1999           1998           1997             1996           1995
                                             -----------    -----------    -----------      -----------     ------------
Consolidated Income Statement Data:
Net sales                                   $  6,219,893    $  5,726,346    $  4,926,862    $  4,422,107    $  4,085,595
Cost of sales                                  4,093,467       3,731,293       3,208,989       2,900,026       2,665,525
                                            ------------    ------------    ------------    ------------    ------------
  Gross margin                                21,126,426       1,995,053       1,717,873       1,522,081       1,420,070
Selling, general and administrative
   expenses                                    1,289,228       1,165,118       1,057,144         961,407         852,896
Other operating expenses                         498,733         444,276         367,247         330,634         317,585
Expenses related to attempted
   Younkers takeover                                                                              10,017
(Gains) losses from long-lived assets             61,785            (134)          1,406         (36,058)
Merger and integration charges                   111,307          36,524          16,929          64,237           2,000
Year 2000 expenses                                10,437           6,590
ESOP expenses                                                      9,513           3,910           2,931           2,787
                                            ------------    ------------    ------------    ------------    ------------
 Operating income                                154,936         333,166         271,237         188,913         244,802
 Other income (expense)
   Interest expense                             (110,971)       (113,685)       (114,881)       (141,725)       (117,065)
   Other income (expense), net                    22,201           2,330         (11,780)          4,051           4,826
                                            ------------    ------------    ------------    ------------    ------------
   Income before provision (benefit) for
     income taxes and extraordinary items         66,166         221,811         144,576          51,239         132,563
Provision (benefit) for income taxes              41,181        (194,426)         50,998          48,914          58,112
                                            ------------    ------------    ------------    ------------    ------------
 Income before extraordinary items                24,985         416,237          93,578           2,325          74,451
Extraordinary loss on early extinguish-
  ment of debt, net of taxes                     (25,881)        (11,323)        (12,746)         (8,051)           (535)
                                            ------------    ------------    ------------    ------------    ------------
   Net income (loss)                        $       (896)   $    404,914    $     80,832    $     (5,726)   $     73,916
                                            ============    ============    ============    ============    ============
Basic earnings (loss) per common share:
 Before extraordinary items                 $       0.17    $       3.03    $       0.72    $       0.00    $       0.62
 After extraordinary items                  $      (0.01)   $       2.94    $       0.62    $      (0.07)   $       0.62

Diluted earnings (loss) per common share:
 Before extraordinary items                 $      0.17    $      2.86     $      0.70      $      0.00     $      0.61
 After extraordinary items                  $     (0.01)   $      2.79     $      0.60      $     (0.07)    $      0.61

Weighted average common shares
 Basic                                          142,856        137,588         125,056          111,974         117,217
 Diluted                                        146,383        149,085         132,583          113,309         118,504

Consolidated Balance Sheet Data:
Working capital                             $   887,875    $ 1,096,359     $   951,752      $   710,468     $   777,444
Total assets                                $ 5,188,981    $ 4,270,253     $ 3,630,276      $ 2,899,565     $ 2,908,258
Senior long-term debt, less current
   portion                                  $ 2,110,395    $ 1,093,806     $   863,475      $ 1,256,349     $ 1,263,147
Subordinated debt                           $     4,252    $   286,964     $   501,767      $   150,505     $   150,269
Shareholders' equity                        $ 2,007,575    $ 1,944,529     $ 1,397,934      $   691,059     $   739,893

MANAGEMENT'S DISCUSSION AND ANALYSIS
Saks Incorporated (formerly Proffitt's, Inc. and hereinafter the "Company") is a national retailer currently operating 352 premier and traditional department stores under the following names: Saks Fifth Avenue (59 stores), Proffitt's (31 stores), McRae's (29 stores), Younkers (52 stores), Parisian (44 stores), Herberger's (38 stores), Carson Pirie Scott ("Carson's") (30 stores), Bergner's (14 stores), Boston Store (12 stores), Off 5th (42 stores), and Bullock & Jones (1 store). The Company also operates a direct mail business under the Folio and Bullock & Jones names.
         The Company has experienced significant growth since 1994, principally through a series of acquisitions. The Company's major acquisitions are outlined below:

                                                Number of
                                                 Stores                                                       Accounting
Name                          Headquarters      Acquired          Locations            Date Acquired          Treatment
-----------                   -------------     ---------        -----------           -------------        ------------
McRae's                        Jackson, MS         31             Southeast           March 31, 1994          Purchase
Younkers                     Des Moines, IA        50              Midwest           February 3, 1996          Pooling
Parisian                     Birmingham, AL        40         Southeast/Midwest      October 11, 1996         Purchase
Herberger's                   St. Cloud, MN        37              Midwest           February 1, 1997          Pooling
Carson Pirie Scott,           Milwaukee, WI        55              Midwest           January 31, 1998          Pooling
  Boston Store,
  and Bergner's
Saks Fifth Avenue and         New York, NY         95             National          September 17, 1998         Pooling
  Off 5th ("SFA")

Additionally, the Company has grown through the construction of new units as well as through the acquisition of store locations such as the purchase of 15 former Mercantile stores from Dillard's in late 1998.
         Merchandising, sales promotion and certain store operating support functions are conducted in multiple locations. Certain back office administrative support functions for the Company, such as accounting, credit administration, store planning and information technology, are centralized.
         Income statement information for each year presented has been restated to reflect the Younkers, Herberger's, Carson Pirie Scott, and SFA mergers, which were accounted for as poolings of interests. The operations of Parisian and the 15 stores purchased from Dillard's, which were accounted for using the purchase method of accounting, have been included in the income statements subsequent to their respective purchase dates. The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income, expressed as percentages of net sales (numbers may not total due to rounding):


                                                               52 Weeks                   52 Weeks                  52 Weeks
                                                                 Ended                      Ended                     Ended
                                                              January 30,                January 31,              February 1,
                                                             1999 ("1998")              1998 ("1997")             1997 ("1996")
                                                             ------------               ------------              ------------
Net sales                                                         100.0%                   100.0%                    100.0%
Cost of sales                                                      65.8                     65.2                      65.1
                                                               --------                   --------                  --------
  Gross margin                                                     34.2                     34.8                      34.9
Selling, general and
   administrative expenses                                         20.7                     20.3                      21.5
Other operating expenses                                            8.0                      7.7                       7.4
(Gains) losses from long-lived
   assets                                                           1.0
Merger and integration charges                                      1.8                      0.6                       0.3
Year 2000 expenses                                                  0.2                      0.1
ESOP expenses                                                                                0.2                       0.1
                                                               --------                   --------                  --------
  Operating income                                                  2.5                      5.8                       5.5
Other income (expense)
  Interest expense                                                 (1.8)                    (2.0)                     (2.3)
  Other income (expense), net                                       0.4                                               (0.2)
                                                               --------                   --------                  --------
  Income before provision
   (benefit) for income taxes
   and extraordinary items                                          1.1                      3.9                       2.9
Provision (benefit) for income taxes                                0.7                     (3.3)                      1.0
                                                               --------                   --------                  --------
  Income before extraordinary items                                 0.4                      7.3                       1.9
Extraordinary loss on early
  extinguishment of debt,
  net of taxes                                                     (0.4)                    (0.2)                     (0.3)
                                                               --------                   --------                  --------
Net income (loss)                                                   0.0%                     7.1%                      1.6%
                                                               ========                   ========                  ========

Net Sales
Total Company net sales increased by 9.0%, 16.0% and 11.0% in 1998, 1997 and 1996, respectively. The 1998 increase was primarily due to a comparable store sales increase of 4.0% and incremental revenues generated from new store additions during 1998 and 1997 including the third and fourth quarter sales from the 15 stores purchased from Dillard's. The 1997 increase was primarily due to a comparable store sales increase of 5.0% and new store additions during 1997, combined with the full year inclusion of Parisian which was acquired in October 1996. The 1996 increase was primarily due to a comparable store sales increase of 6.0%, new store additions during 1996 and 1995 and a partial year of revenues generated from the Parisian stores.

Gross Margins
Gross margins were 34.2%, 34.8% and 34.9% of net sales in 1998, 1997 and 1996, respectively. The Company's cost of sales includes certain purchasing and distribution costs.
         The decrease in gross margin percent from 1997 to 1998 was primarily due to markdowns associated with the aged and excessive quantities of inventory at SFA recognized contemporaneous with the SFA acquisition. These markdowns at SFA negatively affected gross margin by approximately 1.5% and were partially offset by margin improvement resulting from enhanced buying power with core vendors due to the Company's increased scale.
         The decrease in gross margin percent from 1996 to 1997 was primarily due to increased penetration in certain lower margin merchandise categories, sales shortfalls in bridge apparel in the spring of 1997 resulting in higher markdowns and higher inventory shortage and processing costs associated with a new SFA distribution center offset by enhanced buying power with core vendors due to the Company's increased scale, expansion of key brands and benchmarking of operations.
         Management believes the merchandising operations of the business can be further enhanced through continued execution of the Company's best practices and benchmarking process, more effective controls and disciplines, through the introduction of a new private brand program in its non-SFA stores, which began in the fall of 1998, and the expansion of existing private brand offerings in the SFA stores. While the Company anticipates that it will continue to emphasize premier national brands and exclusive designer labels in its stores, management's goal is to increase the private brand business from approximately 8.0% of sales to approximately 12.0% of sales by 2000.

Selling, General and Administrative Expenses
Selling, general and administrative expenses ("SG&A") were 20.7%, 20.3% and

21.5% of net sales in 1998, 1997 and 1996, respectively. The increase in the SG&A percentage from 1997 to 1998 was primarily due to SFA legal claims and self insurance liabilities, expenses related to real estate realignments and store closings and a $23.4 million loss recognized from conforming the delinquent accounts policies of SFA's proprietary credit card receivables to those of the Company.
         The reduction of the SG&A percentage from 1996 to 1997 was due to increased economies of scale and realization of synergies associated with the Company's acquisitions, targeted cost savings programs, increases in net finance charge income and implementation of cost reduction initiatives during 1997.
         Management identified synergies in conjunction with the Younkers, Parisian, Herberger's, Carson's and SFA business combinations. The implementation of these synergies reduced operating expenses by a total of $20.0 million in 1997 and $51.0 million in 1998. Incremental savings relating to these mergers of approximately $60.0 million are planned in 1999. Cost reductions are being achieved through the elimination of duplicate corporate expenses, economies of scale, implementation of best practices, and consolidation of certain administrative support functions. These changes are expected to deliver additional leverage on expenses in the future.
         Finance charge income and securitization gains derived from the Company's proprietary credit cards is included as a component of SG&A. Gross finance charge income (before allocation of finance charges to the third party purchasers of accounts receivable [see "Liquidity"]), was $261,500, $213,500 and $170,900 in 1998, 1997 and 1996, respectively. The increase since 1996 is due primarily to the increase in sales, the increase in the number of proprietary accounts, the increased utilization of the receivables securitization program and changes in certain credit card terms. The allocation of finance charges to the third party purchasers of accounts receivable totaled approximately $66,900 in 1998, $47,300 in 1997 and $40,700 in 1996. Utilization of the Company's accounts receivable securitization programs increased each year presented (see "Liquidity") commensurate with the Company's growth in proprietary credit card sales and the securitization of Carson's accounts receivable beginning in February 1998.
         Effective February 1998 (and September 1998 for SFA), all of the Company's proprietary credit cards are issued by National Bank of the Great Lakes (the "Bank"), a wholly owned subsidiary of the Company (see "Liquidity"). The Bank has the ability to assess uniform finance charges (including late fees) in all 38 states in which the Company operates.

Other Operating Expenses
Other operating expenses were 8.0%, 7.7% and 7.4% of net sales in 1998, 1997 and 1996, respectively. The increase in 1998 over 1997 was primarily due to the additional amortization of approximately $270.0 million in goodwill and intangibles recorded with the 1998 purchases of Brody Brothers Dry Goods Company, Inc. ("Brody's"), Bullock & Jones (a direct mail business and one retail store) and the 15 stores from Dillard's.

         In addition to the incremental goodwill and intangibles amortization, the 1998 rate was negatively affected by incremental depreciation expense and rental expense from 20 new stores opened and acquired in the third and fourth quarters of 1998.

(Gains) Losses from Long-Lived Assets
Losses from long-lived assets in 1998 of $61.8 million are principally comprised of the write-off of the carrying amount of several relocated or closed stores, costs associated with terminating certain new store projects which did not meet the Company's investment return criteria and impairment charges related to several abandoned or under-performing store locations and a distribution facility. These charges were primarily the result of the Company's review of the SFA real estate portfolio subsequent to the SFA merger.

Merger and Integration Charges
In connection with the Company's mergers with SFA, Carson's, Herberger's and Younkers and the acquisition of Parisian and the former Mercantile stores from Dillard's, the Company incurred certain costs to effect the transactions and other costs to integrate and combine the operations of the companies.
         For 1998, these costs totaled $111.3 million, or 1.8% of net sales. The 1998 costs were comprised of (1) $44.8 million of SFA merger transaction costs related principally to investment banking, legal and accounting fees, transfer taxes and other direct merger costs; (2) $42.4 million of integration charges associated with the SFA merger related principally to such items as severance, the consolidation of administrative operations and the write-off of redundant information technology systems and certain development projects; and (3) $24.1 million of continuing integration costs related to mergers and acquisitions from the prior two years, including the acquisition of the 15 Dillard's stores in the third and fourth fiscal quarters of 1998.
         For 1997, these costs totaled $36.5 million, or 0.6% of net sales. The 1997 charges were comprised of (1) $13.8 million of Carson's merger transaction costs related principally to investment banking, legal and accounting fees and other direct merger costs; (2) $17.3 million of integration charges associated with the Carson's merger related principally to such items as severance, the consolidation of administrative operations, and the write-off of duplicate assets; and (3) $12.4 million of continuing integration costs related to mergers and acquisitions from the prior two years offset by a $7.0 million decrease in the estimated costs to exit a SFA distribution facility.
         For 1996, these costs totaled $16.9 million, or 0.3% of net sales. The 1996 charges were comprised of (1) $2.6 million of Herberger's merger transaction costs related principally to investment banking, legal and accounting fees and other direct merger costs; (2) $7.4 million of integration charges associated with the Herberger's merger related principally to such items as severance, the consolidation of administrative operations, and the write-off of duplicate assets; (3) $5.9 million related to the continuing integration of Younkers' operations; and (4) $1.0 million relating to consulting and advisory fees paid to a shareholder of SFA.
         Management also expects to incur certain additional integration costs in 1999, primarily related to the integration of duplicate systems and assets accumulated through the series of acquisitions described above. These expenses are expected to total approximately $30.0 to $35.0 million.

Year 2000 Expenses
The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Some of the Company's computer programs that have date-sensitive software may potentially recognize a date using "00" as the year 1900 rather than the Year 2000 or may not recognize a date indicated as "00". This incorrect or lack of recognition could result in a system failure or miscalculations causing disruptions of operations, including among other things a temporary inability to process transactions, send invoices or engage in similar normal business activities.
         The Company's management has recognized the need to address the Y2K issue within its internal operational systems as well as with suppliers and other third parties. As with many other companies, a significant number of the Company's information systems have required and will require modification over the next year in order to render these systems Y2K compliant. The Company recognizes that failure to timely resolve internal Y2K issues could result in an inability of the Company to order merchandise, receive and distribute merchandise to its stores, pay for merchandise received (which could delay delivery of merchandise), process purchases and payments made with the Company's proprietary credit cards, and, in the worst case, sell merchandise and otherwise process its daily business for an indeterminate period of time (which could result in default or other events permitting the Company's lenders to terminate and/or accelerate the Company's credit and accounts receivable facilities), each of which could materially and adversely affect the Company's financial condition and results of operations. However, Company management believes these scenarios are unlikely based on the progress the Company has made in its Y2K compliance process.
         The Company is modifying or replacing significant portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company believes that with modifications to existing software, conversions to new software, and changes to non-information technology systems, the Y2K issue can be mitigated.
         The Company has initiated formal communications with its material merchandise suppliers, service suppliers, store landlords and shopping mall owners to determine the extent to which the Company is vulnerable to failure of those third parties to remediate their own Y2K issues. The Company believes that its program to identify supplier and other third party compliance efforts will minimize the Company's Y2K exposure. However, the Company cannot control the conduct of its suppliers and other third parties, and it is possible the Company will experience significant Y2K problems as a result of third party non-compliance. The Company is also addressing the Y2K issue with its non-information technology systems ("Non-IT"). Non-IT systems, include among other things security, fire prevention and climate control. The review of the Non-IT systems is ongoing, and a plan is in place for resolving Non-IT Y2K issues by mid-1999. The Company is in the process of developing Y2K contingency plans for its critical business processes; however, based on the Company's Y2K compliance efforts and project status to date, the Company does not expect to use these plans. The Company will continue to evaluate the need for contingency plans as the Y2K project continues and will develop and implement additional plans if such need is identified.
         The Company is utilizing both internal and external resources to reprogram, replace and test software for Y2K modifications. During 1997 and 1998, the Company substantially completed its assessment of the Y2K issue and began systems modifications, resulting in charges of $10.4 million in 1998, or 0.2% of net sales. During 1997, the Company incurred $6.6 million of Y2K related charges, or 0.1% of net sales. The Company expects to incur additional Y2K charges estimated to be $6.0 million in 1999. The Company is meeting its internal modification schedule and expects to complete compliance and testing of Y2K modifications by September 1999.
         The costs of the project and the date on which the Company plans to complete the modifications are based on management's best estimates, which were derived utilizing assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

ESOP Expenses
Herberger's had an Employee Stock Ownership Plan ("ESOP") which was terminated on December 31, 1997. Charges related to the ESOP totaled $9.5 million, or 0.2% of net sales, in 1997. Of this total, $7.9 million related to the termination of the plan. ESOP charges totaled $3.9 million, or 0.1% of net sales in 1996.

Interest Expense
Total interest expense was $111.0 million, $113.7 million and $114.9 million in 1998, 1997 and 1996, respectively. Interest expense as a percentage of net sales was 1.8%, 2.0% and 2.3% for 1998, 1997 and 1996, respectively. The decrease in interest expense in 1998 compared to 1997 was primarily the result of (1) exchanging high interest rate debt of SFA (REMIC certificates, SFA revolver) with lower interest rate debt of the Company; (2) replacing the Carson's accounts receivable debt facility with the Company's accounts receivable securitization program; and (3) lower interest rates on the Company's revolving credit facilities, offset by increased borrowing costs associated with the third and fourth quarter acquisition of 15 stores from Dillard's, increased capital and inventory investments throughout 1998 and the Company's election to issue long-term fixed rate securities in the public debt markets with the proceeds utilized to pay down outstandings under the revolving credit facility which was being assessed interest at short-term floating interest rates. The decrease in interest expense in 1997 compared to 1996 was primarily due to (1) the use of proceeds from SFA's May 1996 initial public offering (IPO) to repay outstanding indebtedness; (2) the use of proceeds from SFA's convertible notes offering in September 1996 to pay down higher cost debt; (3) improved cash flow from operations; and (4) lower interest rates on the revolving credit facilities, offset by increased borrowing costs associated with the October 1996 acquisition of Parisian and increased capital and inventory investments.

Other Income (Expense), Net
In 1998, the Company recorded other income of $22.2 million, or 0.4% of net sales, which is principally comprised of $42.5 million for the favorable settlement of pending litigation between Carson's and Bank One, Wisconsin related to the Carson's 1991 Chapter 11 bankruptcy filing, offset by charges of $17.4 million related to the termination of certain interest rate hedging agreements. In 1996, the Company recorded a loss of $10.5 million, or 0.2% of net sales, related to the write-down of the Carson's County Seat Debentures (the "Debentures"). Carson's received the Debentures in 1993 when County Seat Holdings, Inc. exercised its option to exchange the Debentures for other securities that had been issued to Carson's as part of the sale price for Carson's 1989 divestiture of County Seat Stores, Inc. to a management-led buyout group.

Income Taxes
In 1998, 1997 and 1996 the effective income tax rates differ from the statutory tax rates principally due to non-deductible goodwill amortization, ESOP charges, and merger related costs. In 1997, the Company recognized a $294.8 million deferred income tax benefit in the fourth quarter. The benefit reflects the elimination of the valuation allowance relating to the tax benefit of SFA's net operating loss carryforwards. The realization of this income tax benefit also enabled SFA to reduce goodwill by $34.5 million due to SFA recording certain assets and liabilities at their date of acquisition for financial reporting purposes which were not recognized for income tax purposes.

Income Before Extraordinary Items
Income before extraordinary loss on early extinguishment of debt was $25.0 million in 1998, or 0.4% of net sales, $416.2 million in 1997, or 7.3% of net sales and $93.6 million in 1996, or 1.9% of net sales.

Extraordinary Items
In 1998, primarily as a result of the SFA merger, the Company completed various balance sheet restructuring transactions that were designed to enhance liquidity, strengthen the Company's balance sheet and position the Company for future growth. These transactions included (1) the repurchase of the Company's $125.0 million, 8.125% senior notes, due 2004; (2) the replacement of the $600.0 million revolving credit facility with a $750.0 million five-year revolving credit facility and a $750.0 million 364 day revolving credit facility that includes a four-year term-out option; (3) the repurchase of approximately $272.0 million of the SFA 5.50% convertible subordinated notes; (4) the repayment and subsequent cancellation of the SFA revolving credit facility and some other property leases; and (5) the repurchase of $65.0 million of SFA REMIC certificates. As a result of these five transactions, the Company incurred an extraordinary loss on early extinguishment of debt of $25.9 million, net of income taxes. The Company replaced the majority of this cancelled debt with fixed term senior notes (see Liquidity and Capital Resources for discussion of debt issued in 1998). Subsequent to the fiscal year end, the Company prepaid the remaining $236.0 million in SFA REMIC certificates, which will result in an extraordinary loss in 1999 of approximately $9.5 million, net of income taxes.
         During 1997, the Company made certain modifications to its capital structure, including retiring approximately $114.0 million of 9.875% Parisian Senior Subordinated Notes due 2003, prepaying approximately $15.0 million of 11.0% Junior Subordinated Notes, prepaying certain mortgages and replacing the Company's existing revolving credit and working capital facilities with a new revolving credit facility. As a result of this early extinguishment of debt, certain deferred costs and premiums associated with the debt facilities, such as loan origination costs, were written off resulting in a loss of $11.3 million, net of income taxes.
         In 1996, the Company recognized $12.7 million of extraordinary charges, net of income taxes, associated with the prepayment of term borrowings under the SFA credit facility, the repayment of outstanding balances on the revolving credit portion of the SFA credit facility and the prepayment of certain mortgages.

Inflation and Deflation
Inflation and deflation affect the costs incurred by the Company in its purchase of merchandise and in certain components of its SG&A expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. The Company attempts to offset the effects of merchandise deflation through control of expenses.

Seasonality
The Company's business, like that of most retailers, is subject to seasonal influences, with a significant portion of net sales and net income realized during the fall season, which includes the Christmas selling season. In light of these patterns, SG&A expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last two quarters of each year. The fall season increases in working capital needs have typically been financed with internally generated funds, the sale of interests in accounts receivable and borrowings under the Company's revolving credit facilities. Generally, more than 30% of the Company's net sales and over 50% of net income are generated during the fourth quarter.

Liquidity and Capital Resources

Cash Flow
The Company's primary needs for liquidity are to acquire, renovate or construct new stores and to provide working capital for new and existing stores. The Company anticipates that cash generated from operating activities will be sufficient to meet its financial commitments and to capitalize on opportunities for future new store growth.
         Cash provided by operating activities was $522.9 million in 1998, $209.3 million in 1997 and $140.7 million in 1996. Cash provided by operating activities principally represented income before depreciation and amortization charges, the non-cash portion of extraordinary losses and losses from long-lived assets and changes in working capital. The increase from 1997 to 1998 was primarily related to the sale of the Carson's receivables in February 1998 into the Company's accounts receivable securitization facility.
         Cash used in investing activities was $943.7 million in 1998, $319.0 million in 1997 and $330.6 million in 1996. Cash used in investing activities principally consists of business acquisitions, construction of new stores and the renovation and expansion of existing stores. The increase in 1998 is primarily due to the acquisition of former Mercantile stores from Dillard's.
         Cash provided by financing activities for 1998, 1997 and 1996 totaled $402.6 million, $83.6 million, and $186.7 million, respectively. The increase from 1997 to 1998 is principally comprised of the issuance of $1.1 billion in senior notes and an increase in the Company's revolving credit facilities balance to fund (1) the acquisition of the 15 stores from Dillard's; (2) repayment of the Carson's $125.0 million receivables facility; (3) the repayment of the Company's $125.0 million, 8.125% senior notes; and (4) the repayment of $350.0 million of SFA convertible debenture and REMIC certificates (see Capital Structure discussion below). Cash provided by financing activities in 1996 was primarily due to proceeds of $457.5 million from the issuance of stock offset by repayments on the Company's credit and receivables facilities and long-term debt instruments.
         The availability of net operating loss carryforwards and other tax benefits generated in prior years by SFA and Carson's will enable the Company to reduce its cash requirements for income tax payments in the next several years.

National Bank of the Great Lakes
On January 31, 1998, in connection with the Company's acquisition of Carson's, the Company acquired National Bank of the Great Lakes (the "Bank"), which is a wholly owned subsidiary of the Company. Immediately after this acquisition, the Company contributed all of its proprietary credit card accounts and account balances to the Bank. As a result, the Bank became the sole owner of the Company's proprietary credit card accounts maintained for customers of the Company and sells 100% of the accounts receivable generated by these accounts to the Company's special purpose subsidiaries.

Accounts Receivable Securitization: Younkers Master Trust Facility
In 1995, the Younkers Master Trust ("YMT") was established by Younkers Credit Corporation ("YCC"), a wholly owned, special purpose subsidiary of the Company. YMT has issued to third parties a total of $75.0 million of asset-backed securities in two separate classes. On May 6, 1998 YCC was merged into Proffitt's Credit Corporation.

Accounts Receivable Securitization: Proffitt's Credit Card Master Trust Facility The Bank sells an undivided interest in its accounts receivable through a wholly owned special purpose subsidiary, Proffitt's Credit Corporation ("PCC") to Proffitt's Credit Card Master Trust ("PCCMT"). At January 31, 1998, the PCCMT funding capacity consisted of $221.0 million in fixed rate certificates and a variable funding certificate ("VFC") with a capacity of $150.0 million. During 1998, as a result of the initial sale of the Carson's proprietary credit card receivables into PCCMT, the merging of YCC with and into PCC, and the additional proprietary credit card sales from the Dillard's stores, PCCMT issued an additional $245.5 million in fixed rate asset backed securities and also increased the VFC to $300.0 million.

Accounts Receivable Securitization: Saks Master Trust facility
The Bank also sells an undivided interest in its accounts receivable through a second wholly owned special purpose subsidiary, Saks Finance Company ("SFC"), to Saks Master Trust ("SMT"). In 1996, the trust sold two series of certificates of beneficial interests with subordinated structures. The first series is a term series with a capacity of $413.0 million. The second series is a variable series with a maximum capacity of $118.0 million. In August 1998, SFC executed a new $397.0 million receivables securitization facility to finance the monthly accumulation of cash required to repay the previously issued and outstanding term series. The SFA outstanding term series matures in April and June of 1999. The Company intends to merge the SFA accounts receivable securitization program into the Company's existing accounts receivable securitization programs after the accumulation period is completed and the outstanding certificates are repaid.

Operating Lease Agreement
In June 1997, SFA entered into a $100.5 million operating lease agreement, which was used to finance qualified properties and related fixtures and leasehold improvements. Under this agreement, the lessor agreed to acquire and construct new store sites in order to lease them to SFA. SFA had guaranteed a residual value of approximately $19.0 million at January 31, 1998 and had approximately $77.5 million available under this lease agreement to fund capital expenditures. On September 17, 1998, the Company terminated the operating lease agreement, which resulted in the purchase of properties valued at approximately $30.0 million.

Capital Structure
During 1998, primarily resulting from the SFA merger and the acquisition of the stores from Dillard's, the Company implemented a comprehensive capital restructure designed to reduce the Company's level of secured indebtedness, create a more appropriate fixed to floating interest rate balance, lengthen the duration of debt capital and increase overall liquidity. The restructuring process included numerous capital transactions throughout 1998. In September 1998, the Company completed a tender offer for the $125.0 million, 8.125% senior notes, repurchased $65.0 million of the SFA REMIC certificates and replaced its $600.0 million revolving credit facility with two $750.0 million revolving credit facilities, with 364 day and five-year terms. In connection with the revolving credit facility restructuring, the Company terminated and repaid the SFA credit facility and the SFA real estate operating lease agreement. In November 1998, the Company issued $850.0 million in senior notes, which were comprised of $500.0 million, 8.25% notes, due 2008, and $350.0 million, 7.25% notes, due 2004, and repurchased $267.7 million of SFA's convertible subordinated notes, due 2006. In December 1998, the Company issued $250.0 million, 7.50% notes, due 2010.
         As of January 30, 1999, the Company's debt consisted of $608.0 million outstanding on its revolving credit facilities, $160.7 million of capital leases, $235.8 million of REMIC certificates, $17.1 million of mortgage debt and $1.1 billion in senior notes. On February 10, 1999, the Company prepaid all outstanding REMIC certificates. The prepayment terms of the REMIC certificates required the Company to fund an escrow account with $363.8 million on January 29, 1999. The escrow account was funded through the Company's revolving credit facility. The escrow funds exceeded the amount required to extinguish the debt, including prepayment premiums and accrued interest, by $115.0 million. This amount represented the $95.0 million face amount of certificates previously repurchased by the Company and related prepayment premiums and accrued interest, and was therefore returned to the Company and used to reduce amounts outstanding under the revolving credit facility. After adjusting the Company's debt for this transaction, the Company's total outstanding debt was $1.8 billion, representing a debt to total capitalization percentage of 47.0% and a $378.3 million increase over outstanding debt in 1997. This increase over 1997 is principally due to the Dillard's stores purchase as well as 1998 capital expenditures.

Capital Needs
The Company estimates capital expenditures for 1999 will approximate $425.0 million, primarily for the construction of new store openings in 1999, initial construction work on stores expected to open in 2000, several store expansions and renovations, enhancements to management information systems and regular maintenance capital expenditures.
         The Company anticipates its capital expenditures and working capital requirements relating to planned new and existing stores will be funded through cash provided by operations, ongoing sales of receivables under the securitization programs and additional borrowings. The Company expects to generate adequate cash flows from operating activities to sustain current levels of operations. The Company maintains favorable banking relations and anticipates that the necessary credit agreements will be extended or new agreements will be entered into in order to provide future borrowing requirements as needed. The Company also believes it has access to a variety of other capital markets.

Segment Reporting
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The objective of this statement is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates. The statement provides companies the opportunity to aggregate two or more operating segments into a single operating segment if the segments have similar characteristics. In applying SFAS No. 131, the Company identified three reportable segments, which are as follows: department stores, catalog, and furniture. The department store segment includes all department stores which the company operates as well as the Company's proprietary credit card operation. The Company's proprietary credit card operation is considered an integral component of the department store segment, as its primary purpose is to support and enhance this segment's retail operations. The catalog segment includes the Company's direct marketing catalogs of Folio and Bullock & Jones. The Company's furniture segment includes the Company's four free-standing furniture stores as well as furniture departments within existing department stores. The combined operations of the catalog and furniture segments represent less than three percent of the Company's total revenues, assets and operating profit. As a consequence, the results of operations of these two segments are not segregated, and thus the three identified segments are combined within the consolidated financial statements of the Company.

New Accounting Pronouncements
In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative financial instruments be recorded on the financial statements. SFAS No. 133 is effective for the Company in the first quarter of 2000, and the Company is in the process of ascertaining the impact this new standard will have on its financial statements.

Forward-Looking Information
This report contains "forward-looking" statements within the meaning of the federal securities laws. The forward-looking information and statements contained throughout Management's Discussion and Analysis are premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management's assumptions.
         The forward-looking information and statements are based on a series of projections and estimates that involve certain risks and uncertainties. Potential risks and uncertainties include such factors as the level of consumer spending for apparel and other merchandise carried by the Company; the competitive pricing environment within the department and specialty store industries; the effectiveness of planned advertising, marketing and promotional campaigns; appropriate inventory management; realization of planned synergies; effective cost containment; and solution of Year 2000 systems issues by the Company and its suppliers. For additional information regarding these and other risk factors, please refer to the Company's public filings with the Securities and Exchange Commission, which may be accessed via EDGAR through the Internet at www.sec.gov.
         When used in this report, words such as "believes," "estimates," "plans," "expects," "should," "may," "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any further disclosures management makes on related subjects in its reports with the Securities and Exchange Commission.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME


                                                                           YEAR ENDED
                                                           -----------------------------------------
                                                           January 30,    January 31,    February 1,
(In thousands, except per share amounts)                       1999          1998          1997
                                                           -----------    -----------    -----------
Net sales                                                  $ 6,219,893    $ 5,726,346    $ 4,926,862
Cost of sales                                                4,093,467      3,731,293      3,208,989
                                                           -----------    -----------    -----------
  Gross margin                                               2,126,426      1,995,053      1,717,873
Selling, general and administrative expenses                 1,289,228      1,165,118      1,057,144
Other operating expenses
  Property and equipment rentals                               181,966        157,018        114,714
  Depreciation and amortization                                155,361        136,119        123,533
  Taxes other than income taxes                                150,839        134,121        117,355
  Store pre-opening costs                                       10,567         17,018         11,645
(Gains) losses from long-lived assets                           61,785           (134)         1,406
Merger and integration charges                                 111,307         36,524         16,929
Year 2000 expenses                                              10,437          6,590
ESOP expenses                                                                   9,513          3,910
                                                           -----------    -----------    -----------
  Operating income                                             154,936        333,166        271,237
Other income (expense)
  Interest expense                                            (110,971)      (113,685)      (114,881)
  Other income (expense), net                                   22,201          2,330        (11,780)
                                                           -----------    -----------    -----------
  Income before provision (benefit) for income taxes
  and extraordinary items                                       66,166        221,811        144,576
Provision (benefit) for income taxes                            41,181       (194,426)        50,998
                                                           -----------    -----------    -----------
  Income before extraordinary items                             24,985        416,237         93,578
Extraordinary loss on early extinguishment of debt,
   net of taxes                                                (25,881)       (11,323)       (12,746)
                                                           -----------    -----------    -----------

  Net income (loss)                                               (896)       404,914         80,832
Preferred stock payments                                                                      (3,828)
                                                           -----------    -----------    -----------
  Net income (loss) available to common shareholders       $      (896)   $   404,914    $    77,004
                                                           -----------    -----------    -----------
Earnings per common share:
  Basic earnings per common share before extraordinary
    loss                                                   $      0.17    $      3.03    $      0.72
  Extraordinary loss                                             (0.18)         (0.09)         (0.10)
                                                           -----------    -----------    -----------
  Basic earnings (loss) per common share                   $     (0.01)   $      2.94    $      0.62
                                                           ===========    ===========    ===========
  Diluted earnings per common share before extraordinary
    loss                                                   $      0.17    $      2.86    $      0.70
  Extraordinary loss                                             (0.18)         (0.07)         (0.10)
                                                           -----------    -----------    -----------
  Diluted earnings (loss) per common share                 $     (0.01)   $      2.79    $      0.60
                                                           ===========    ===========    ===========
  Weighted average common shares
    Basic                                                      142,856        137,588        125,056
    Diluted                                                    146,383        149,085        132,583

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED BALANCE SHEETS


                                                January 30,    January 31,
(In thousands)                                     1999            1998
                                                -----------    -----------
Assets
Current Assets
  Cash and cash equivalents                     $    32,752    $    50,864
  Retained interest in accounts receivable          159,596        412,209
  Merchandise inventories                         1,406,182      1,244,682
  Other current assets                              110,426        111,621
  Deferred income taxes                              83,958         77,869
                                                -----------    -----------
  Total Current Assets                            1,792,914      1,897,245

Property and Equipment, net of depreciation       2,118,555      1,725,979
Goodwill and Intangibles, net of amortization       586,297        327,307
Deferred Income Taxes                               249,816        251,793
Cash Placed in Escrow for Debt Redemption           363,753
Other Assets                                         77,646         67,929
                                                -----------    -----------
  Total Assets                                  $ 5,188,981    $ 4,270,253
                                                ===========    ===========
Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                        $   360,388    $   333,794
  Accrued expenses                                  411,505        342,576
  Accrued compensation and related items             78,009         69,286
  Sales taxes payable                                39,614         42,172
  Current portion of long-term debt                  15,523         13,058
                                                -----------    -----------
  Total Current Liabilities                         905,039        800,886

Senior Debt                                       2,110,395      1,093,806
Other Long-Term Liabilities                         165,972        144,068
Subordinated Debt                                                  286,964
Shareholders' Equity
  Common stock                                       14,401         14,148
  Additional paid-in capital                      2,099,243      2,028,067
  Accumulated other comprehensive income             (7,487)
  Accumulated deficit                               (98,582)       (97,686)
                                                -----------    -----------
  Total Shareholders' Equity                      2,007,575      1,944,529
                                                -----------    -----------
  Total Liabilities and Shareholders' Equity    $ 5,188,981    $ 4,270,253
                                                ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                                            Total
                                                                         Additional        Accum-                          Share-
                                              Preferred       Common      Paid-In          ulated            Other         holders'
                                                Stock         Stock       Capital          Deficit         (Note 12)       Equity
                                              ---------       -------    ----------       ---------        --------       --------
Balance at February 3, 1996                   $  28,850       $ 9,271    $1,332,495       $(641,421)       $(38,136)      $691,059
  Net income                                                                                 80,832                         80,832
  Issuance of common stock                                      1,849       536,733                                        538,582
  Income tax benefits related to
    exercised stock options                                                   4,633                                          4,633
  Purchases and retirements of stock                             (776)      (27,973)         (7,060)         21,481        (14,328)
  Sale of treasury stock                                                      8,809                          16,202         25,011
  Reclassification of ESOP stock                                  290           (57)         69,907          (9,778)        60,362
  Preferred stock dividends                                                                    (796)                          (796)
  Decrease in tax valuation allowance                                        16,000                                         16,000
  Stock compensation                                                            278                             286            564
  Unrealized gain on ESOP shares                                                122                                            122
  Conversion of preferred stock                 (28,850)          142        28,663          (3,032)                        (3,077)
  Common stock dividends,
     $.28 per Herberger's share                                                              (1,030)                        (1,030)
                                                --------      -------     ----------      ---------        --------      ---------
Balance at February 1, 1997                           --       10,776     1,899,703        (502,600)         (9,945)     1,397,934
  Net income                                                                                404,914                        404,914
  Issuance of common stock                                        144        24,839                                         24,983
  Income tax benefits related to
    exercised stock options                                                   7,319                                          7,319
  2-for-1 stock split                                           3,070        (3,070)
  Purchases and retirements of stock                              (53)      (13,043)                                       (13,096)
  Decrease in tax valuation allowance                                        16,000                                         16,000
  Stock compensation                                                9         1,451                             167          1,627
  Conversion of 4.75% subordinated
    debentures                                                    202        86,082                                         86,284
  Termination of ESOP                                                         8,786                           9,778         18,564
                                                --------      -------     ----------      ---------        --------      ---------
  Balance at January 31, 1998                         --       14,148     2,028,067         (97,686)             --      1,944,529
  Net loss                                                                                     (896)                          (896)
  Minimum pension liability
    (net of taxes of $4,787 )                                                                                (7,487)        (7,487)
                                                --------      -------     ----------      ---------        --------      ---------
  Comprehensive income                                                                                                      (8,383)
                                                --------      -------     ----------      ---------        --------      ---------
  Issuance of common stock                                        228        37,481                                         37,709
  Income tax benefits related to
    exercised stock options                                                  16,444                                         16,444
  Decrease in tax valuation allowance                                        16,000                                         16,000
  Stock compensation                                               27         1,723                                          1,750
  Stock repurchase                                                 (2)         (472)                                          (474)
                                                --------      -------     ----------      ---------        --------     ----------
Balance at January 30, 1999                     $     --      $14,401     $2,099,243      $ (98,582)       $ (7,487)    $2,007,575
                                                ========      =======     ==========      =========        ========     ==========


The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    YEAR ENDED
                                                    -----------------------------------------
                                                     January 30,   January 31,    February 1,
(In thousands)                                          1999           1998           1997
                                                    -----------    -----------    -----------
Operating Activities
  Net income (loss)                                 $      (896)   $   404,914    $    80,832
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
    Extraordinary loss on extinguishment of debt         14,599          8,356         12,746
    Depreciation and amortization                       155,361        136,119        123,533
    Recognition of NOL carryforwards                                  (283,675)
    Deferred income taxes                                14,926         23,050         31,628
    Write-offs of long-lived assets, merger and
      integration items                                  79,617           (134)         1,406
    Loss on County Seat debentures                                                     10,525
    ESOP expenses                                                        8,786          1,481
    Restructuring items                                                   (800)           885
    Changes in operating assets and liabilities:
      Retained interest in accounts receivable          293,948        (18,327)       (38,706)
      Merchandise inventories                          (127,203)      (175,912)       (90,829)
      Other current assets                               (8,112)        27,704        (13,533)
      Accounts payable and accrued liabilities           97,302         99,352         18,831
      Other operating assets and liabilities              3,397        (20,128)         1,896
                                                    -----------    -----------    -----------
  Net Cash Provided By Operating Activities             522,939        209,305        140,695
                                                    -----------    -----------    -----------
Investing Activities
  Purchases of property and equipment, net             (421,062)      (346,876)      (247,814)
  Proceeds from sale of assets                            2,500         27,851         36,282
  Acquisitions of Dillard's stores, Brody's and
    Bullock & Jones                                    (525,117)
  Acquisition of Parisian                                                            (119,070)
                                                    -----------    -----------    -----------
  Net Cash Used In Investing Activities                (943,679)      (319,025)      (330,602)

                                                    -----------    -----------    -----------
Financing Activities
  Proceeds from long-term borrowings                  1,100,000        175,546        380,837
  Payments on long-term debt and capital lease
     obligations                                       (506,960)      (258,802)      (394,256)
  Cash placed in escrow for debt redemption            (363,753)
  Net borrowings (repayments) under credit and
    receivables facilities                              136,250        148,142       (237,457)
  Proceeds from issuance of stock                        37,565         23,185        457,532
  Purchase of treasury stock                               (474)       (13,096)       (14,383)
  ESOP loan repayment                                                    9,778
  Payments to preferred and common shareholders                         (1,124)        (4,858)
  Other                                                                                  (742)
                                                    -----------    -----------    -----------
  Net Cash Provided By Financing Activities             402,628         83,629        186,673
                                                    -----------    -----------    -----------
  Decrease In Cash and Cash Equivalents                 (18,112)       (26,091)        (3,234)
Cash and cash equivalents at beginning of year           50,864         76,955         80,189
                                                    -----------    -----------    -----------
Cash and cash equivalents at end of year            $    32,752    $    50,864    $    76,955
                                                    ===========    ===========    ===========


Noncash investing and financing activities are further described in the accompanying notes. The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

Saks Incorporated (formerly Proffitt's, Inc.) (the "Company"), is a national retailer operating department stores under the following names: Saks Fifth Avenue, Proffitt's, McRae's, Younkers, Parisian, Herberger's, Carson Pirie Scott ("Carson's"), Bergner's, Boston Store and Off 5th. The Company also operates a direct mail business under the Folio and Bullock & Jones names. On September 17, 1998, Saks Holdings, Inc. ("SFA") merged with and into a wholly owned subsidiary of Proffitt's, Inc. SFA was the holding company of Saks & Company which did business as Saks Fifth Avenue, Off 5th and Folio. In connection with the merger, Proffitt's, Inc. changed its corporate name to Saks Incorporated.
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
         In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported financial statements to conform with the financial statement presentation of the current period. These reclassifications have no effect on previously reported net income and shareholders' equity.
         The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. These consolidated financial statements have been restated to include the financial position and results of operations of SFA, which the Company acquired in 1998 and accounted for the acquisition under the pooling of interests method of accounting, as if SFA and the Company had operated as one entity since inception. See Note 3, Mergers and Acquisitions, for further discussion of this and other business combination transactions.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1998, 1997 and 1996 contain 52 weeks and ended on January 30, 1999, January 31, 1998 and February 1, 1997, respectively.

Net Sales
Net sales include sales of merchandise and services and sales of leased departments, net of returns and exclusive of sales tax. Retail sales are recorded on the accrual basis and profits on installment sales are recognized in full when the sales are recorded. Sales of leased departments were $259,615 in 1998, $255,365 in 1997 and $234,902 in 1996.

Cash and Cash Equivalents
Cash and cash equivalents consist of deposits with banks and financial institutions that have maturities, when purchased, of three months or less. Cash equivalents are stated at cost, which approximates fair value. On February 10, 1999, the Company prepaid approximately $236,000 of SFA real estate indebtedness ("REMIC certificates"). The prepayment requirements of the REMIC certificates required the Company to fund an escrow account with the REMIC certificates' payoff funds ten days prior to repurchase. The Company funded $363,753 into the escrow account on January 29, 1999. The escrow funds are classified as cash placed in escrow for debt redemption on the consolidated balance sheet. The amount funded to the escrow account differs from the amount prepaid due to the requirement to fund REMIC certificates owned by outside parties as well as $95,000 of REMIC certificates owned by the Company, prepayment premiums and accrued interest. The escrow account was relieved on February 10, 1999 with the prepayment of the REMIC certificates. Approximately $95,000 was refunded to the Company and the remaining funds satisfied accrued interest and the prepayment premiums.

Retained Interest in Accounts Receivable
The Company's credit card bank provides credit to and performs ongoing credit evaluations of its customers. Concentration of credit risk is limited because of the large number of customers and their dispersion throughout the United States and other countries.
         The Company's credit card bank sells its proprietary credit card receivables to multiple special purpose subsidiaries and trusts in exchange for certificates representing undivided interest in such receivables. Gains or losses on the sale of the receivables depends in part on the previous carrying amount of retained interests allocated in proportion to their fair values. The Company estimates fair value based on the present value of future cash flows expected under management's best estimates of assumptions including credit losses, payment rates and discount rates commensurate with the risks involved. Due to the short-term nature of the proprietary credit card portfolio, the carrying value of the Company's retained interest approximates fair value. The Company retains the servicing rights to all receivables sold to the special purpose subsidiaries and trusts.

Merchandise Inventories
Merchandise inventories are stated at the lower of cost (last-in, first-out ["LIFO"] for non-SFA inventories and the retail method for SFA inventories) or market and include freight and certain purchasing and distribution costs. A substantial portion of the Company's non-SFA inventory was determined using LIFO cost. At January 30, 1999 and January 31, 1998, the LIFO value of the non-SFA inventory exceeded market value, and as a result, inventory was stated at the lower market amount. At January 30, 1999 and January 31, 1998, SFA inventory was $554,678 and $529,535, respectively, and was determined using the retail method.
         Consignment merchandise on hand of $105,536 and $103,759 at January

30, 1999 and January 31, 1998, respectively, is not reflected in the consolidated balance sheets.

Advertising
Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized over the estimated life of the catalog. Direct response advertising amounts included in other current assets in the consolidated balance sheets at January 30, 1999 and January 31, 1998 were $5,451 and $5,145, respectively. All other advertising and sales promotion costs are expensed in the period incurred. Advertising expenses were $190,143, $192,154 and $166,927 in fiscal years 1998, 1997 and 1996, respectively.

Store Pre-Opening Costs
Store pre-opening costs are expensed when incurred.

Property and Equipment
Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over primarily 10 to 40 years while fixtures and equipment are depreciated over primarily 5 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or their related lease terms. Gains or losses on the sale of assets are recorded at disposal. Internally developed and purchased computer software is capitalized and amortized using the straight-line method over 5 to 15 years. Costs incurred for the Year 2000 assessment and resulting software modifications are expensed as incurred. The carrying value of property and equipment is periodically reviewed and adjusted by the Company whenever events or changes in circumstances indicate that the estimated fair value is less than the carrying amount. See Note 6 for fiscal 1998 adjustments to carrying values of property and equipment.

Goodwill and Intangibles
The Company has allocated the purchase price of purchase transactions first to identifiable tangible assets and liabilities based on estimates of their fair value, with the remainder allocated to goodwill and other intangible assets. Amortization of goodwill and intangibles is provided on a straight-line basis over the respective lives of the various intangible assets ranging from 10 to 40 years. In 1998, the Company completed three purchase transactions with resulting goodwill and intangibles additions. The Company's purchases of Brody Brothers Dry Goods (six department stores in North Carolina), Bullock & Jones (direct mail business and one retail store) and 15 store locations from Dillard's resulted in 1998 additions of approximately $270,000. In 1997, the Company recorded a net reduction of goodwill of $34,525 due to the recognition of the tax benefit generated from differences for financial statement purposes and income tax regulations in the recording of various assets and liabilities at acquisition. The Company recognized amortization expense of $11,601,

$10,064 and $6,075 in fiscal years 1998, 1997 and 1996, respectively. As of January 30, 1999 and January 31, 1998, the accumulated amortization of goodwill and intangible assets was $39,070 and $26,500, respectively.
         At each balance sheet date, the Company evaluates the recoverability of goodwill and intangible assets based upon utilization of the assets and expectations of related cash flows. Based upon its most recent analysis, the Company believes that no impairment of goodwill and intangibles exists at January 30, 1999.

Derivatives Policy
The Company uses financial derivatives only to reduce risk in conjunction with specific business transactions.
         The Company has purchased forward rate lock agreements and interest rate cap agreements to limit its exposure to adverse movements in interest rates related to planned debt issuances and floating rate debt costs associated with its various financing activities and accounts receivable securitization. In addition, the Company entered into interest rate swap agreements to fix a portion of the floating rate cost exposure related to the accounts receivable securitization. The financial institutions associated with these agreements are considered to be major, well-known institutions. In fiscal 1998, and as a result of the merger with SFA, the Company terminated two interest rate agreements. The interest rate agreements were (1) an interest rate hedging agreement which included an option feature related to the continuation of the SFA receivables securitization agreement and (2) an interest rate hedging agreement related to a planned long-term debt offering that was ultimately cancelled. As a result of terminating these two agreements, the Company recorded charges of $17,400, which are included in other income (expense) in the consolidated statements of income.

Employee Stock Ownership Plans
Shares acquired after January 30, 1994 were accounted for in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." All other unreleased shares were accounted for in accordance with SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." See Note 13 for discussion of the Herberger's Employee Stock Ownership Plan ("ESOP") termination during 1997.

Stock-Based Compensation
The Company records compensation expense for all stock-based compensation plans using the intrinsic value method. Compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date. Pro forma disclosures of net income and earnings per share are presented in Note 13, as if the fair value method had been applied.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Common Share
Basic earnings per common share ("EPS") have been computed based on the weighted average number of common shares outstanding, after recognition of preferred stock payments of $3,828 for 1996.
         The Company's 4.75% and 5.50% convertible subordinated debentures were considered in diluted earnings per share, when dilutive. In the fourth quarter of 1998, the Company repurchased with cash approximately $272,000 of SFA's 5.50% convertible subordinated notes and during 1997, the Company converted $86,250 of the 4.75% convertible subordinated debentures into 4,040 shares of common stock.
         Common stock issued upon the conversion of the preferred stock in 1996, and the convertible subordinated debentures in 1997 have been included in the weighted average number of shares outstanding subsequent to the date of conversion for computing basic earnings per share.

Computation of Per Share Earnings


                                                           FOR THE YEAR ENDED
                                                            JANUARY 30, 1999
                                           --------------------------------------
                                                                             Per
                                                                            Share
                                             Income         Shares         Amount
                                           ---------      ---------      ---------
BASIC EPS
Income before extraordinary loss             $24,985        142,856          $0.17

EFFECT OF DILUTIVE SECURITIES
Stock options                                                 3,527
Convertible subordinated notes/
  debentures
                                            --------       --------       --------
DILUTED EPS
Income before extraordinary loss avail-
  able to common shareholders plus
  assumed conversions                        $24,985        146,383         $0.17
                                            ========       ========        =======


                                                         FOR THE YEAR ENDED
                                                          JANUARY 31, 1998
                                                ----------------------------------------
                                                                                    Per
                                                                                   Share
                                                  Income        Shares            Amount
                                                ---------     ---------         ---------
BASIC EPS
Income before extraordinary loss                 $416,237       137,588             $3.03

EFFECT OF DILUTIVE SECURITIES
Stock options                                                     3,438
Convertible subordinated notes/
  debentures                                       10,664         8,059
                                                 --------      --------          --------
DILUTED EPS
Income before extraordinary loss available
  to common shareholders plus
  assumed conversions                            $426,901       149,085             $2.86
                                                 ========      ========           =======


                                                        FOR THE YEAR ENDED
                                                         FEBRUARY 1, 1997
                                                ------------------------------------
                                                                             Per
                                                                             Share
                                                  Income      Shares         Amount
                                                ---------   ---------      ---------
BASIC EPS
Income before extraordinary loss                  $89,750     125,056          $0.72

EFFECT OF DILUTIVE SECURITIES
Stock options                                                   3,487
Convertible subordinated notes/
  debentures                                        2,500       4,040
                                                 --------    --------       --------
DILUTED EPS
Income before extraordinary loss available
  to common shareholders plus
  assumed conversions                             $92,250     132,583          $0.70
                                                 ========    ========        =======


Segment Reporting
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The objective of this statement is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates. The statement provides companies the opportunity to aggregate two or more operating segments into a single operating segment if the segments have similar characteristics. In applying SFAS No. 131, the Company identified three reportable segments, which are as follows: department stores, catalog, and furniture. The department store segment includes all department stores which the company operates as well as the Company's proprietary credit card operation. The Company's proprietary credit card operation is considered an integral component of the department store segment, as its primary purpose is to support and enhance this segment's retail operations. The catalog segment includes the Company's direct marketing catalogs of Folio and Bullock & Jones. The Company's furniture segment includes the Company's four free-standing furniture stores as well as furniture departments within existing department stores. The combined operations of the catalog and furniture segments represent less than three percent of the Company's total revenues, assets and operating profit. As a consequence, the results of operations of these two segments are not segregated, and thus the three identified segments are combined within the consolidated financial statements of the Company.

New Accounting Pronouncements
In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative financial instruments be recorded on the financial statements. SFAS No. 133 is effective for the Company in the first quarter of 2000, and the Company is in the process of ascertaining the impact this new standard will have on its financial statements.
         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" in 1998. Components of the Company's comprehensive income for 1998 include the net loss of $896 and a minimum pension liability adjustment of $7,487, net of taxes, as presented in the consolidated statements of shareholders' equity. The Company had no components of comprehensive income in 1997 and 1996.

Note 3 - Mergers and Acquisitions
The Company has experienced significant growth since 1994, primarily through a series of acquisitions. The Company's significant acquisitions are outlined below:


                                           Date             Accounting       Shares       Purchase
         Acquired Company                Acquired            Treatment       Issued         Price
         -----------------             ------------        -------------    --------      ---------
              McRae's                 March 31, 1994         Purchase            872      $ 256,000
             Younkers                February 3, 1996         Pooling         17,632
             Parisian                October 11, 1996        Purchase          5,894      $ 517,000
            Herberger's              February 1, 1997         Pooling          8,000
        Carson Pirie Scott           January 31, 1998         Pooling         27,565
           Saks Holdings            September 17, 1998        Pooling         52,500


Additionally, the Company acquired 15 former Mercantile stores, including inventories and proprietary credit card accounts and receivables, from Dillard's in the third and fourth quarters of 1998 for the aggregate purchase price of $482,000.
         The following unaudited pro forma summary presents the consolidated results of operations as if the 15 stores purchased from Dillard's had occurred at the beginning of the periods presented. The summary is neither indicative of what would have occurred had the acquisition been made as of those dates nor indicative of results which may occur in the future.


                                                      Unaudited
                                            ------------------------------
                                                1998             1997
                                            -------------    -------------
Pro forma:
  Net sales                                 $   6,491,341    $   6,142,168
  Income before extraordinary items                23,070          414,162
  Net income (loss)                                (2,811)         402,839

Basic earnings (loss) per common share:
  Before extraordinary items                $        0.16    $        3.01
  After extraordinary items                 $       (0.02)   $        2.93
Diluted earnings (loss) per common share:
  Before extraordinary items                $        0.16    $        2.78
  After extraordinary items                 $       (0.02)   $        2.70


Separate results of the combined entities in the SFA pooling transaction were as follows:


                                    Year Ended
                      -----------------------------------------
                      January 30,    January 31,    February 1,
                          1999           1998           1997
                      -----------    -----------    -----------
Revenue:
  Proffitt's          $ 3,801,879    $ 3,544,656    $ 2,992,606
  SFA                   2,418,014      2,181,690      1,934,256
                      -----------    -----------    -----------
  Consolidated        $ 6,219,893    $ 5,726,346    $ 4,926,862
                      ===========    ===========    ===========
Extraordinary item:
  Proffitt's          $   (12,319)   $    (9,345)
  SFA                     (13,562)        (1,978)   $   (12,746)
                      -----------    -----------    -----------
Consolidated          $   (25,881)   $   (11,323)   $   (12,746)
                      ===========    ===========    ===========
Net income (loss):
  Proffitt's          $   116,227    $    62,737    $    67,080
  SFA                    (117,123)       342,177         13,752
                      -----------    -----------    -----------
  Consolidated        $      (896)   $   404,914    $    80,832
                      ===========    ===========    ===========


SFA's financial statements have been restated to conform to the Company's accounting methods and financial statement presentation which included changing SFA's previously reported income and shareholders' equity. SFA previously included certain store receiving costs in inventory, accrued certain estimated vendor rebates as receivables and deferred store preopening costs. The effect of the conformity restatement is to reduce previously reported net income by $1,627 in 1997 and $10,392 in 1996. Additionally, the Company has changed its presentation of net finance charge income to include such as a component of selling, general and administrative expenses with no effect on previously reported net income.

Note 4 - Marketable Securities Investments in marketable securities are carried as available-for-sale securities at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from income and are reported as a component of shareholders' equity until realized.
         Carson's held $23,353 par value of 9.0% Junior Subordinated Exchange Debentures due 2004 of County Seat Holdings, Inc. In 1996, Carson's wrote down its entire interest in the County Seat Debentures and reflected such in other income (expense). In 1997, Carson's sold its County Seat Debentures for an insignificant amount.

Note 5 - Accounts Receivable Securitizations
The Company has entered into agreements to securitize a majority of the proprietary credit card receivables of its credit card bank. The securitization of receivables involves the continual transfer of receivables with limited recourse from the Company's wholly owned special purpose subsidiaries to its credit card related trusts: Saks Master Trust ("SMT"), Proffitt's Credit Card Master Trust ("PCCMT") and Younkers Master Trust ("YMT") in exchange for cash and subordinated certificates representing undivided interests in the pool of receivables, and the subsequent issuance by the trusts of certificates of beneficial interest, also representing undivided interests in the pool of receivables, to investors.
         The Company has the ability to issue securities in fixed or variable denominations with fixed or variable implicit discount rates. At January 30, 1999, the Company had available the following funding sources:

                                                            Amount             Average
                                                          Outstanding          Implicit           Funding          Expiration
  Entity                   Funding Capacity             January 30, 1999      Discount Rate        Basis                Date
 --------                  -----------------            ----------------      -------------       -------         ----------------
    SMT                    Fixed at $413,000               $   367,829          Variable           Libor/CP       April, June 1999
    SMT                 Variable up to $118,000                 76,800          Variable             Libor           April 1999
    YMT                    Fixed at $75,000                     75,000            6.45%                               June 2000
   PCCMT                   Fixed at $466,500                   466,500            6.20%                              June 2001,
                                                                                                                     August 2002
   PCCMT                Variable up to $300,000                173,007          Variable              CP            November 1999
                                                          ------------
                                                           $ 1,159,136

At January 30, 1999, the weighted average variable rate for the commercial paper based facilities was 5.10%. The various agreements contain covenants requiring the maintenance of certain financial ratios and receivables portfolio performance measures. While the Company has no obligations to reimburse the trust or investors for credit losses, the Company is obligated to repurchase receivables related to customer credits such as merchandise returns and other receivables defects.
         Finance charges earned by the certificate investors were $66,930, $47,311 and $40,742 for 1998, 1997 and 1996, respectively. Net finance charge income included in selling, general and administrative expenses in the consolidated statements of income totaled $194,590 in 1998, $166,221 in 1997 and $130,178 in 1996. Gains on sales of accounts receivable included within net finance charge income were $36,400 and $15,000 in 1998 and 1997, respectively.
         The third party interest in the credit card related trusts was $1,159,136 and $842,394 at January 30, 1999 and January 31, 1998, respectively. The Company's retained interest was $159,596 and $412,209 at January 30, 1999 and January 31, 1998, respectively. In addition to these ownership interests transferred to the credit card related trusts, the Company entered into a stand alone facility to finance its acquisition of accounts receivable from the Dillard's stores. Under this facility, the Dillard's stores accounts receivable were purchased by Proffitt's Credit Corporation ("PCC"), one of the Company's special purpose subsidiaries and subsequently transferred to a third party commercial paper conduit. As of January 30, 1999, approximately $17,894 was outstanding under this facility. National Bank of the Great Lakes (the "Bank"), a wholly owned national credit card bank subsidiary, issues all proprietary credit cards to the Company's customers, extends all credit, and sells all accounts receivable generated by the credit cards to the Company's special purpose subsidiaries, PCC and SFA Finance Company ("SFC").

Note 6 - Property and Equipment
A summary of property and equipment is as follows:

                                January 30,    January 31,
                                   1999           1998
                                -----------    -----------
Land and land improvements      $   286,193    $   260,862
Buildings                         1,137,562        955,981
Leasehold improvements              193,849        155,643
Fixtures and equipment            1,020,443        823,769
Construction in progress            162,296         55,361
                                -----------    -----------
                                  2,800,343      2,251,616
Accumulated depreciation           (697,288)      (544,637)
                                -----------    -----------
                                  2,103,055      1,706,979
Property held for sale, net
  of accumulated depreciation        15,500         19,000
                                -----------    -----------
                                $ 2,118,555    $ 1,725,979
                                ===========    ===========

As a part of the Company's merger with SFA, the Company commenced a process to determine the ongoing utility and value of its existing information technology systems hardware and software. The valuation process included performing an inventory of the Company's in-process development projects and significant operating systems and hardware and determining the future use of the identified projects and systems. As a result, the Company wrote down its investment in capitalized information technology systems software and hardware by $23,000 in 1998. This charge, which is included in merger and integration charges in the consolidated statement of income, primarily represented the termination of SFA software development projects that were in process before SFA's merger with the Company.
         In 1998, primarily as a result of the merger with SFA, the Company reviewed the carrying value of several store locations not meeting the Company's minimum investment return criteria, closed and relocated stores, unused corporate office space and terminated planned store projects. This process resulted in an impairment charge comprised of: store closings/relocations, $28,900; termination of new store projects, $12,600; non-cash flowing store locations, $12,700; other miscellaneous assets, $1,800; and accrued closure costs of $6,000. Approximately $42,000 of this aggregate $62,000 charge was recognized in the fourth quarter.

Note 7 - Income Taxes
The components of income tax expense (benefit) are as follows:


                                         Year Ended
                        --------------------------------------------
                        January 30,     January 31,      February 1,
                           1999            1998             1997
                        -----------     -----------      -----------
Current:
  Federal                     $8,574       $51,562         $14,522
  State                        1,134         8,845           4,848
                             -------        -------         -------
                               9,708        60,407          19,370
Deferred:
  Federal                     14,724      (239,397)         27,572
  State                          202       (22,598)          4,056
                             -------        -------         -------
                              14,926      (261,995)         31,628
                             -------        -------         -------
  Total expense
   (benefit)                 $24,634     $(201,588)        $50,998
                           =========      =========       =========

The tax effect for extraordinary losses on early extinguishment of debt was a benefit of $16,547, $7,162, and $0 for fiscal years 1998, 1997 and 1996, respectively.
         Components of the net deferred tax asset or liability recognized in the consolidated balance sheets are as follows:


                                       January 30,  January 31,
                                         1999         1998
                                       ---------    ---------
Current:
  Deferred tax assets:
    Trade accounts receivable          $    --      $   6,123
    Accrued expenses                      56,844       49,198
    AMT credit                               800          704
    NOL carryforwards                     32,999       32,999
    Valuation allowance                   (6,155)      (6,155)
                                       ---------    ---------
                                          84,488       82,869
  Deferred tax liabilities:
    Inventory                               --         (3,788)
    Other                                   (530)      (1,212)
                                       ---------    ---------
                                            (530)      (5,000)
                                       ---------    ---------
    Net current deferred tax asset     $  83,958    $  77,869
                                       =========    =========
Non-current:
  Deferred tax assets:
    Capital leases                     $  20,567    $  19,205
    Other long-term liabilities           44,476       44,644
    Deferred compensation                  2,657        1,908
    NOL carryforwards                    294,906      291,552
    Valuation allowance                  (25,251)     (41,251)
                                       ---------    ---------
                                         337,355      316,058
Deferred tax liabilities:
  Property and equipment                 (53,387)     (40,134)
  Deferred gain                           (6,265)      (6,491)
  Other assets                           (27,887)     (17,640)
                                       ---------    ---------
                                         (87,539)     (64,265)
                                       ---------    ---------
  Net non-current deferred tax asset   $ 249,816    $ 251,793
                                       =========    =========


At January 30, 1999, the Company has $734,782 and $106,000 in federal and state tax net operating loss carryforwards related to losses incurred by

SFA and Carson's. The carryforwards will expire between 2003 and 2017. The future utilization of these carryforwards is restricted under federal income tax change-in-ownership rules and SFA's and Carson's ability to generate sufficient taxable income.
         The continued improvement in SFA's operating income in fiscal 1997, as well as estimates of SFA's future profitability, enabled the Company to recognize a $294,846 deferred tax asset in the fourth quarter of 1997. The benefit reflects the elimination of the valuation allowance relating to the tax benefit of SFA's net operating loss carryforwards. The realization of this tax benefit also enabled SFA to reduce goodwill by $34,525 due to SFA recording certain assets and liabilities at their date of acquisition for financial reporting purposes which were not recognized for income tax purposes.
         The valuation allowance attributable to Carson's losses and tax basis differences was reduced by $16,000 for each of the years ended January 30, 1999 and January 31, 1998, based on management's reassessment of the realizability of the related deferred tax asset in future years. The tax benefit resulting from the reduction in the valuation allowance is credited directly to shareholders' equity.
         The Company believes it is more likely than not that the benefit of the net deferred tax assets will be realized.

         Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference are as follows:


                                                1998         1997         1996
                                             ---------    ---------    ---------
Expected income taxes at 35%                 $   8,308    $  71,164    $  50,602
State income taxes, net of federal benefit         857        7,015        6,474
Nondeductible merger related costs              14,887        7,004        1,860
Amortization of goodwill                         3,100        3,475        1,308
Favorable settlement of tax examination         (3,000)
Recognition of NOL carryforward                            (294,846)     (10,880)
Non-deductible ESOP expenses                                  4,415        1,634
Other items, net                                   482          185
                                             ---------    ---------    ---------
Actual income taxes                          $  24,634    $(201,588)   $  50,998
                                             =========    =========    =========


The Company made income tax payments, net of refunds received, of $19,852, $12,664 and $34,172 during 1998, 1997 and 1996, respectively.

Note 8 - Senior Debt A summary of senior debt is as follows:

                                                   January 30,   January 31,
                                                      1999           1998
                                                  -----------    -----------
SFA real estate financing -- REMIC certificates   $   235,841    $   300,841
Revolving credit agreements                           608,000        346,750
Carson's receivables facility                                        125,000
Notes, 8.25%, maturing 2008                           500,000
Notes, 7.50%, maturing 2010                           250,000
Notes, 7.25%, maturing 2004                           350,000
Notes, 8.125%, maturing 2004                                         125,000
Real estate notes, mortgage notes and
  industrial revenue bonds                             17,144         39,865
Capital lease obligations                             160,681        169,408
                                                  -----------    -----------
                                                    2,121,666      1,106,864
Current portion                                       (11,271)       (13,058)
                                                  -----------    -----------
                                                  $ 2,110,395    $ 1,093,806
                                                  ===========    ===========


Real Estate Financing
In May 1995, SFA, through a subsidiary trust, completed a real estate financing aggregating $335,000 through the issuance of mortgage loans collateralized by intercompany leases. Mortgage certificates in the principal amount of $175,000 bore interest at variable rates based on three-month LIBOR, payable quarterly. The remaining $160,000 in certificates, which were subordinated to the other certificates, bore interest at annual fixed rates ranging from 8.98% to 12.36%, payable semiannually.
         In fiscal years 1995, 1996, 1997 and 1998, the Company repurchased $4,159, $15,000, $15,000 and $65,000, respectively, of its outstanding REMIC certificates. The Company recorded extraordinary charges of $2,951, $3,352 and $8,174 in fiscal years 1996, 1997 and 1998, respectively, associated with the repurchase premium and accelerated write-off of deferred financing costs related to these repurchases. On February 10, 1999, subsequent to the Company's 1998 fiscal year-end, the Company prepaid the remaining $235,841 in outstanding REMIC certificates. The Company's fiscal 1999 first quarter will reflect an extraordinary charge of approximately $9,500 associated with the prepayment premium and accelerated write-off of deferred financing costs related to this prepayment.

Revolving Credit Facilities
In 1998, the Company twice replaced its revolving credit agreement. The first occurred in conjunction with the Carson's merger in which the Company replaced its revolving credit agreement and Carson's revolver with a new $600,000 revolving credit facility. Previously unamortized debt issuance costs associated with the replaced revolver were written off and reflected in the extraordinary loss on early extinguishment of debt in 1998. The second replacement was made in conjunction with the SFA merger, in which the Company replaced its $600,000 revolving credit facility and the SFA credit facility with a $750,000 five-year term revolving credit facility, and a $750,000 364 day revolving credit facility (reduced to $500,000 in

March 1999) that includes a four-year term-out option. Previously unamortized debt issuance costs associated with the replaced revolver and SFA credit facility were written off and reflected in the extraordinary loss on early extinguishment of debt in 1998. Interest on the two remaining credit facilities is variable and the weighted average interest rate at January 30, 1999 was 5.76%.
         Prior to the merger with the Company, Carson's financed its credit card receivables with a $200,000 facility ("Receivables Facility"). In connection with the merger, the Receivables Facility was terminated and the $125,000 outstanding balance under the Receivables Facility was repaid on February 2, 1998 with proceeds from the sale of receivables under the Company's receivables securitization agreements (see Note 5).

Other Senior Debt
In connection with the SFA merger, the Company, in the third and fourth quarters of fiscal 1998, initiated a series of refinancing activities related to other senior debt designed to enhance liquidity, strengthen its balance sheet and position the Company for future growth. The refinancing activities included completing a tender offer for the $125,000, 8.125% notes resulting in an extraordinary charge on early extinguishment of debt of $11,625 and also issuing and selling $1,100,000 of unsecured notes with interest rates ranging from 7.25% to 8.25% and maturities ranging from 2004 to 2010. The Company utilized the revolving credit agreements to fund the repurchase of the 8.125% notes and utilized the proceeds from the $1,100,000 in unsecured notes to pay down the revolving credit agreements.
         On February 17, 1999, subsequent to the Company's fiscal year-end, the Company issued $200,000 in 7.375% notes, due 2019. The net proceeds of the notes were used to reduce outstanding amounts on the Company's revolving credit facilities.
         In May 1996, SFA completed an initial public offering with net proceeds of $417,769. The proceeds from the offering were primarily used to prepay term loan borrowings and outstanding revolving credit balances under SFA's existing credit facility. The Company recorded an extraordinary loss of $3,340 associated with the accelerated write-off of deferred financing costs related to these payments.

Maturities
At January 30, 1999, maturities of senior and subordinated debt for the next five years and thereafter, giving consideration to lenders' call privileges and the Company's option to term-out the revolving credit facility, are as follows:


          Year                           Maturities
        --------                        ------------
          1999                               $15,523
          2000                                 7,558
          2001                                 5,609
          2002                               240,938
          2003                               616,276

       Thereafter                          1,240,014
                                         -----------
                                          $2,125,918
                                         ===========


The Company made interest payments, net of capitalized interest, of $93,999, $97,745 and $94,848 during 1998, 1997 and 1996, respectively.

Note 9 - Subordinated Debt
Subordinated debt represents uncollateralized obligations subordinated in right of payment to all senior debt and is composed of the following:


                                                 January 30,     January 31,
                                                    1999              1998
                                                 ----------      -----------
Convertible debentures, interest at 5.50%            $4,252         $276,000
Notes, interest at 9.875%                                             10,964
                                                   --------        ---------
                                                     $4,252        $ 286,964
                                                   ========        =========


In September 1996, SFA issued $276,000 aggregate principal amount of 5.50% convertible debentures for net cash proceeds, after offering expenses and financing costs, of $267,500. During the fourth quarter of 1998, the Company repurchased $271,748 of the 5.50% convertible subordinated notes and expects to redeem the remaining notes in 1999. During 1998, the Company recorded an extraordinary loss of $6,175 relating to the accelerated write-off of deferred financing costs related to the prepayments.
         In October 1997, the Company converted its 4.75% convertible debentures into 4,040 shares of the Company's common stock. As a result of this conversion, certain deferred debt issuance costs aggregating $600 were written off as an extraordinary item.
         Effective with the Parisian acquisition, the Company assumed $125,000 of existing Parisian subordinated notes. In 1997, the Company purchased approximately 90% of these notes which resulted in an extraordinary loss from the extinguishment of debt of approximately $7,900. In July 1998, the remaining outstanding notes were repurchased.

Note 10 - Leases
The Company leases certain land and buildings under various non-cancelable capital and operating leases. The leases generally provide for contingent rentals based upon sales in excess of stated amounts and require the Company to pay real estate taxes, insurance and occupancy costs. Generally, the leases have primary terms ranging from 20 to 30 years and include renewal options ranging from 5 to 20 years.
         At January 30, 1999, future minimum rental commitments under capital leases and non-cancelable operating leases consisted of the following:

                              Operating Leases      Capital Leases
                                -------------        -------------
         1999                      $  122,339            $ 25,059
         2000                         117,961              25,151
         2001                         115,286              23,481
         2002                         112,975              22,784
         2003                         111,118              22,586
         Thereafter                   917,166             342,511
                                   ----------            ---------
                                   $1,496,845            $461,572
                                   ===========           ========
         Amounts representing interest                   (300,891)
                                                         --------
         Capital lease obligations                       $160,681
                                                         ========


Total rental expense for operating leases was $181,966, $157,018 and $114,714 during 1998, 1997 and 1996, respectively, including contingent rents of approximately $22,806, $20,733 and $17,762, respectively.
         In June 1997, SFA entered into a $100,500 operating lease agreement, which was used to finance qualified properties. Under the agreement, the lessor agreed to construct new store sites in order to lease them to the Company. At January 31, 1998, the Company guaranteed a residual value of approximately $18,869 and had approximately $77,500 available under the agreement to fund capital expenditures. On September 17, 1998, the Company terminated the operating lease agreement which resulted in the purchase of properties valued at approximately $30,000.
         The Company leases certain selling space within its stores to other specialty retailers under contingent rental agreements. Rental income related to these agreements was $12,633, $13,024 and $11,846, in 1998, 1997 and 1996,
respectively.
         During 1997 and 1996, the Company consummated the sale and sale-leaseback of certain property and equipment with proceeds of $4,630 and $30,269, respectively.

Note 11 - Employee Benefit Plans
Employee Savings Plans
The Company sponsors various qualified savings plans that cover substantially all full-time employees. Company contributions charged to expense under these plans, or similar predecessor plans, for 1998, 1997 and 1996 were $8,667, $6,509 and $5,133, respectively.

Defined Benefit Plans
The Company sponsors two noncontributory defined benefit pension plans for substantially all employees of Carson's and SFA. Benefits are principally based upon years of service and compensation prior to retirement. The Company generally funds pension costs currently, subject to regulatory funding limitations. In 1998, the SFA defined benefit plan was amended and converted to a cash balance plan.

                                             1998        1997        1996
                                           --------    --------    --------
Net periodic pension expense:
  Service cost                             $ 10,401    $ 10,652    $ 10,978
  Interest cost                              18,989      17,839      16,937
  Expected return on plan assets            (20,707)    (18,699)    (16,827)
  Net amortization and deferral of prior
   service costs                                 90         (61)         68
                                           --------    --------    --------
  Net pension expense                      $  8,773    $  9,731    $ 11,156
                                           ========    ========    ========



                                      January 30,  January 31,
                                         1999         1998
                                      ---------    ---------
Change in benefit obligation:
  Benefit obligation at beginning
    of year                           $ 265,753    $ 232,402
    Service cost                         10,401       10,652
    Interest cost                        18,989       17,839
    Plan amendment                        2,228
    Actuarial gain                       17,025       19,840
    Benefits paid                       (17,819)     (14,980)
                                      ---------    ---------
  Benefit obligation at end of year   $ 296,577    $ 265,753
                                      =========    =========



                                                        January 30,   January 31,
                                                           1999          1998
                                                        ---------     ---------
Change in plan assets:
  Fair value of plan assets at
    beginning of year                                   $ 230,422     $ 204,877
    Actual return on plan assets                           11,992        35,208
    Employer contributions                                 15,142         5,317
    Benefits paid                                         (17,819)      (14,980)
                                                        ---------     ---------
  Fair value of plan assets at end of year              $ 239,737     $ 230,422
                                                        =========     =========
Pension plans' funding status:
Accumulated benefit obligation                          $(282,041)    $(249,830)
Effect of projected salary increases                      (14,536)      (15,923)
                                                        ---------     ---------
Projected benefit obligation                             (296,577)     (265,753)
Fair value of plan assets                                 239,737       230,422
                                                        ---------     ---------
Funded status                                             (56,840)      (35,331)
Unrecognized actuarial loss (gain)                         17,843        (7,312)
Unrecognized prior service cost                             1,955          (173)

Contributions subsequent to
  measurement date                                          4,549           159
                                                        ---------     ---------
Accrued pension cost classified in
  other liabilities                                     $ (32,493)    $ (42,657)
                                                        =========     =========

Amounts recognized in the consolidated balance sheet:
Accrued benefit liability                               $ (46,890)    $ (42,657)
Intangible asset                                            2,123
Additional minimum pension liability
  (reflected in equity net of tax)                         12,274
                                                        ---------     ---------
Net amount recognized                                   $ (32,493)    $ (42,657)
                                                        =========     =========
Assumptions:
Discount rate                                                7.00%         7.39%
Expected long-term rate of return on assets                  9.50%         9.50%
Average assumed rate of compensation increase                3.66%         3.66%
Measurement date -- CPS plan                              11/1/98       11/1/97
Measurement date -- SFA plan                              11/1/98       1/31/98

Retiree Health Care Plans
The Company provides health care benefits for certain groups of employees who retired before 1997. The plans were contributory with the Company providing a frozen annual credit of varying amounts per year of service. The net annual expense and liabilities for the unfunded plans reflected in the Company's consolidated balance sheets are as follows:


                                    1998     1997     1996
                                    -----    -----    -----
Net periodic pension expense:
  Interest cost                     $ 749    $ 783    $ 815
  Net amortization of (gain) loss    (196)    (188)    (112)
                                    -----    -----    -----
  Net pension expense               $ 553    $ 595    $ 703
                                    =====    =====    =====


                                                  January 30,  January 31,
                                                     1999         1998
                                                  ----------   -----------
Change in benefit obligation:
  Benefit obligation at beginning of year         $ 10,530     $ 10,649
    Interest cost                                      749          783
    Actuarial gain                                  (1,186)        (282)
    Benefits paid                                     (690)        (620)
                                                  --------     --------
  Benefit obligation at end of year               $  9,403     $ 10,530
                                                  ========     ========

Plan funding status:
  Accumulated postretirement benefit obligation   $ (9,403)    $(10,530)
  Fair value of plan assets                           --           --
                                                  --------     --------
  Funded status                                     (9,403)     (10,530)
  Unrecognized actuarial loss (gain)                (4,644)      (3,653)
  Contributions subsequent to measurement date         181          149
                                                  --------     --------
  Accrued pension cost classified in other
    liabilities                                   $(13,866)    $(14,034)
                                                  ========     ========
Sensitivity Analysis:
  Effect of a 1.0% increase in health care
    cost trend assumption on total of service
    cost and interest cost components in 1998     $     37     $     37
  Effect on benefit obligations                   $    526     $    560
  Effect of a 1.0% decrease in health care
    cost trend assumption on total of service
    cost and interest cost components in 1998     $    (33)    $    (33)
  Effect on benefit obligation                    $   (473)    $   (504)

Assumptions:
  Discount rate                                       7.00%        7.50%
  Pre-medicare medical inflation                      7.00%        8.00%
  Post-medicare medical inflation                     6.25%        7.00%
  Ultimate medical inflation (2001)                   5.00%        5.00%
  Measurement date                                 11/1/98      11/1/97

Note 12 - Shareholders' Equity
Preferred Stock
In 1994, the Company issued 600 shares of series A Cumulative Convertible Exchangeable Preferred Stock in a private offering (10,000 total shares authorized). Net proceeds to the Company were approximately $28,900 after offering expenses. Dividends were cumulative and were paid at $3.25 per annum per share. On June 28, 1996, the holder converted the preferred stock into 2,844 shares of the Company's common stock. The Company paid $3,032 to the holder of the preferred stock to induce early conversion.

Common Stock
The Company has 500,000 shares of $.10 par value common shares authorized of which 142,856 and 141,461 shares were issued and outstanding at January 30, 1999 and January 31, 1998, respectively.
         In August 1997, the Company's Board of Directors approved a 2-for-1 stock split of the outstanding shares of the Company's common stock. The split was effected in the form of a stock dividend; each shareholder received one additional share for each outstanding share of common stock held of record as of the close of business on October 15, 1997. The per share amounts presented in the Company's consolidated financial statements are reflective of the 2-for-1 stock split.
         Each outstanding share of common stock has one preferred stock purchase right attached. The rights (which were revised in March 1998) generally become exercisable ten days after an outside party acquires, or makes an offer for, 20% or more of the common stock. Each right entitles its holder to buy 1/200 share of Series C Junior Preferred Stock at an exercise price of $278 per 1/100 of a share, subject to adjustment in certain cases. The rights expire in March 2008. Once exercisable, if the Company is involved in a merger or other business combination or an outside party acquires 20% or more of the common stock, each right will be modified to entitle its holder (other than the acquirer) to purchase common stock of the acquiring company or, in certain circumstances, common stock having a market value of twice the exercise price of the right.

Other
Previously, Herberger's was required to repurchase shares from inactive participants of its ESOP at fair value. Treasury stock transactions were accounted for under the cost method with gains or losses on transactions credited or charged to additional paid-in-capital. No shares were purchased in 1998, and 3 and 170 shares were purchased in 1997 and 1996, respectively. In connection with the rescission of the put option on the ESOP shares (see Note
13), the Company retired all 13,794 shares of the Company's common stock held in Treasury.
         Prior to the merger with the Company, Carson's purchased and retired 700 common shares for $13,096 during the year ended January 31, 1998.
         Information regarding other changes in shareholders' equity is summarized below:

                                                       Deferred       Unamortized         Other
                                      Treasury           ESOP            Stock         Comprehensive
                                        Stock        Compensation     Compensation         Income                  Total
                                      ---------      ------------     ------------     -------------             --------
Balance at February 3, 1996            $(37,683)       $     --         $   (453)         $   --                 $(38,136)
  Reclassification of ESOP stock                         (9,778)                                                   (9,778)
  Stock compensation                                                         286                                      286
  Purchase and retirement of stock       21,481                                                                    21,481
  Sale of treasury stock                 16,202                                                                    16,202
                                       ---------       ---------        ---------        ---------               ---------
Balance at February 1, 1997                 --           (9,778)            (167)             --                   (9,945)
  Stock compensation                                                         167                                      167
  Termination of ESOP                                     9,778                                                     9,778
                                       ---------       ---------        ---------        ---------               ---------
Balance at January 31, 1998                 --              --               --               --                      --
  Minimum pension liability                                                                (7,487)                 (7,487)
                                       ---------       ---------        ---------        ---------               ---------
Balance at January 30, 1999            $    --         $    --          $    --           $(7,487)               $ (7,487)
                                       =========       =========        =========        =========               =========

Note 13 - Employee Stock Plans
ESOP
Herberger's sponsored an employee stock ownership plan for the benefit of its employees. Contributions to the ESOP were made at the discretion of the Board of Directors and were $3,670 in 1996. At various times, the ESOP purchased shares of the Company's common stock using the proceeds of ESOP loans. These shares were initially held in a suspense account by the Plan trustee. As contributions were made and dividends were paid and the ESOP debt was repaid, shares were released from suspense and allocated to the accounts of participants, and the Company recognized compensation expense. For shares acquired after January 30, 1994, ESOP expense was recorded equal to the estimated fair value of shares allocated and those shares became outstanding for earnings per share computations. For all other shares, ESOP expense was recorded equal to the cost of the shares released. All shares acquired prior to January 30, 1994 were considered outstanding for earnings per share calculations.
         Prior to the merger, Herberger's shares distributed from the ESOP could be put to Herberger's at fair value for cash under certain conditions. As such, the shares were carried at fair value and not reflected on the balance sheet in shareholders' equity. Effective with the merger, the put option was rescinded, and accordingly, the ESOP shares are reflected in shareholders' equity.
         During 1997, the ESOP was terminated. As a result, the Company received approximately $10,000 in cash representing payment of a $9,000 note receivable from the ESOP. All previously unallocated common shares of the Company held by the ESOP were allocated to the ESOP participants, resulting in a primarily non-cash charge of $7,900.

Stock Options and Grants
The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to or above fair value of the common shares at the date of the option grant, no compensation cost is recognized.
         Had compensation cost for the Company's stock-based compensation plans been determined under the fair value method, using the Black-Scholes option-pricing model, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                  January 30, 1999                  January 31, 1998               February 1, 1997
                              ---------------------------        ------------------------       -----------------------
                              As Reported       Pro Forma        As Reported    Pro Forma       As Reported   Pro Forma
                              ----------       ----------        ----------    ----------       ----------    ----------
Net income (loss)                $ (896)       $(21,127)         $ 404,914      $395,237          $ 80,832     $ 73,041
Basic earnings (loss)
  per common share               $(0.01)       $  (0.15)         $    2.94      $   2.87          $   0.62     $   0.55
Diluted earnings (loss)
  per common share               $(0.01)       $  (0.14)         $    2.79      $   2.72          $   0.60     $   0.54


The four assumptions for determining compensation costs under the fair value method include (1) a risk-free interest rate based on zero-coupon government issues on each grant date with the maturity equal to the expected term of the option (5.22%, 6.22% and 6.15% for 1998, 1997 and 1996, respectively), (2) an expected term of five years, (3) an expected volatility of 32.7%, 39.7% and 34.4% for 1998, 1997 and 1996, respectively, and (4) no expected dividend yield.
         The Company maintains stock option plans for the granting of options, stock appreciation rights and restricted shares to officers, employees and directors. At January 30, 1999 the Company has available for grant 1,000 shares of common stock. Options granted generally vest over a four-year period after issue and have an exercise term of ten years from the grant date. Restricted shares generally vest ten years after grant date with accelerated vesting at the discretion of the Company's Board of Directors if the Company meets certain performance objectives.

A summary of the stock option plans for 1998, 1997 and 1996 is presented below:

                                                   1998                           1997                       1996
                                           ----------------------        -----------------------    ------------------------
                                                        Weighted                       Weighted                    Weighted
                                                         Average                        Average                     Average
Range of Exercise                                       Exercise                       Exercise                    Exercise
Price                                       Shares        Price          Shares          Price         Shares         Price
                                           --------     --------        --------      ---------       --------     ---------
Outstanding at beginning
  of year                                    9,567       $18.17           8,780         $ 14.07          6,859       $ 11.42
Granted                                      4,111        25.78           3,519           25.90          2,686         22.39
Converted in acquisition                                                                                   812         11.25
Exercised                                   (2,568)       14.06          (2,027)          11.37         (1,288)        11.46
Forfeited                                     (592)       27.41            (705)          25.27           (289)        12.81
                                           -------       ------         -------         -------         ------       -------
Outstanding at end of year                  10,518       $21.63           9,567         $ 18.17          8,780       $ 14.07
Options exercisable at year end            $ 4,885       $16.89           5,929         $ 13.88          5,115       $ 11.59
                                           -------       ------         -------         -------         ------       -------
Weighted average fair value of
  options granted during the
  year                                     $  9.83                      $ 10.80                         $ 6.46
                                           =======                      =======                         ======


The following table summarizes information about stock options outstanding at January 30, 1999:


                                             OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                               ----------------------------------------------         ------------------------------------
                                                     Weighted
                                   Number             Average      Weighted                Number                Weighted
                               Outstanding at        Remaining      Average            Exercisable at             Average
                                 January 30,        Contractual    Exercise             January 30,              Exercise
Range of Exercise Prices            1999           Life (Years)      Price                  1999                   Price
                               ------------        -----------     ---------           ---------------         -----------
$3.75 to $5.63                         89               2          $    4.67                    89              $    4.67
$5.64 to $8.45                        311               5               5.86                   311                   5.86
$8.46 to $12.69                     2,099               5              11.58                 1,953                  11.52
$12.70 to $19.06                    1,513               8              17.89                   923                  17.43
$19.07 to $28.60                    4,069              10              23.43                   805                  20.45
$28.61 to $42.91                    2,361               9              31.72                   782                  30.90
$42.92 to $48.78                       76               9              47.72                    22                  46.99
                                  -------                           --------               -------               --------
                                   10,518                           $  21.63                 4,885               $  16.89
                                  =======                           ========               =======               ========


The Company also granted restricted stock awards of 383, 176 and 298 shares to certain employees in 1998, 1997 and 1996, respectively. The fair value of these awards on the dates of grants was $7,284, $4,600 and $3,763 for 1998, 1997 and 1996, respectively. During 1998, 1997 and 1996, compensation cost of $2,870, $5,700 and $2,239, respectively, has been recognized in connection with these awards.

Stock Purchase Plan
The stock purchase plan (the "Plan") provides that an aggregate of 700 shares of the Company's common stock is available for purchase. Under the Plan, an eligible employee may elect to participate by authorizing limited payroll deductions to be applied toward the purchase of common stock at a 15.0% discount to market value. Under the Plan, 73 and 62 shares of the Company's common stock were purchased by employees in 1998 and 1997, respectively. At January 30, 1999, the Plan has available for future offerings 510 shares.

Note 14 - Commitments and Contingencies
Carson's and its subsidiaries emerged from Chapter 11 bankruptcy in 1993. The Company recognized $1,350, $680 and $1,280 in 1998, 1997 and 1996, respectively, to reflect the favorable resolution of claims. Management believes Carson's has adequately provided for the resolution of all bankruptcy claims and other matters related to the Plan of Reorganization remaining at January 30, 1999. In the fourth quarter of 1998, pending litigation between Carson's and Bank One, Wisconsin, related to the Chapter 11 bankruptcy filing was settled resulting in the Company receiving a settlement payment of $42,500, which is included in other income (expense) in the 1998 consolidated statement of income.
         The Company is involved in several legal proceedings arising from its normal business activities, and accruals for such claims have been established where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

Note 15 - Related Party Transactions
During 1996, the Company paid $796 of preferred stock dividends and a $3,032 payment for early conversion of the preferred stock to an investment group in which a Director is a partner.
         Prior to the merger of Proffitt's and SFA, a shareholder of SFA provided various consulting and advisory services to SFA under an agreement which expired in July 1996. The fees paid or payable for such services were approximately $1,000 in 1996.

Note 16 - Fair Values of Financial Instruments
The Company has entered into interest rate cap agreements to reduce the effect of increases in interest rates on real estate financing. The Company is also an indirect beneficiary of interest rate cap agreements relating to the accounts receivable securitization. At January 30, 1999, there were five interest rate cap agreements outstanding. Accordingly, the Company is entitled to receive from various financial institutions the amount, if any, by which the Company's interest payments on its debt are recorded as a reduction of interest expense.
         Two of the interest rate cap agreements serve to cap $175,000 of SFA's real estate financing at 9.70% through May 2002. Three of the interest rate cap agreements serve to cap a decreasing notional amount of the SFA receivables securitization at 10.0% through May 1999.
         The combined fair value of the Company's interest rate agreements were $0 and $124 as of January 30, 1999 and January 31, 1998, respectively.
         During 1996, SFA entered into a financial fixed-rate swap agreement, which was renegotiated in 1997. SFA used this interest rate swap solely as a risk management tool with an objective of managing the level of interest rate risk relating to its accounts receivable securitization. In 1998, as a result of SFA's merger with the Company and the planned 1999 merger of the SFA accounts receivable securitization with that of the Company's, the Company terminated the fixed rate swap agreement resulting in a charge of $7,900, which is included in other income (expense) in the 1998 consolidated statement of income.
         The fair values of the Company's cash and cash equivalents, retained interest in accounts receivable and accounts payable approximate their carrying amounts reported in the consolidated balance sheets, due to the immediate or short-term maturity of these instruments. For variable rate notes that reprice frequently, such as the revolving credit facilities, fair value approximates carrying value. The fair value of fixed rate real estate and mortgage notes is estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk, and as of January 30, 1999 and January 31, 1998 the fair value of these notes approximated the carrying value. The fair value of publicly-held REMIC certificates, notes and subordinated debentures is based on quoted market prices.
         The fair values of the Company's financial instruments other than the instruments considered short-term in nature at January 30, 1999 and January 31, 1998 were as follows:


                                            Carrying Amount           Estimated Fair Value
                                            ---------------           --------------------
January 30, 1999
  REMIC certificates                               $235,841                     $238,841
  8.25% senior notes                               $500,000                     $547,095
  7.25% senior notes                               $350,000                     $359,195
  7.50% senior notes                               $250,000                     $259,768
  5.50% convertible debentures                       $4,252                       $4,243

January 31, 1998
  REMIC certificates                               $300,841                     $315,700
  8.125% senior notes                              $125,000                     $132,700
  9.875% notes                                      $10,964                      $11,731
  5.50% convertible debentures                     $276,000                     $246,081

The fair value of the long-term debt and interest rate cap agreements were estimated based on quotes obtained from financial institutions for those or similar instruments or on the basis of quoted market prices.

Note 17 - Merger and Integration Charges
Merger and integration charges incurred in fiscal years 1998, 1997 and 1996 (before income taxes) were as follows:

                                                           1998          1997         1996
                                                         -------       -------       -------
Related to corresponding year's merger:
  Merger transaction costs, principally
    investment banking, legal and
    other direct merger costs                            $44,848       $13,800       $2,649
  Severance and related benefits                          11,096        11,100        3,129
  Conversion and consolidation of systems
    and administrative operations                          8,327                      3,355
  Abandonment and write-down of information
    technology software, hardware and other
    assets                                                23,000         6,200          885
Related to all other mergers and acquisitions:
  Termination of Younkers' benefit plan                                               1,362
  Conversion and consolidation of systems                 11,564         2,600        4,549
  Termination of merchandise purchasing
    agreements                                                           3,900
  Severance, relocation and other integration
    costs associated with all mergers and
    acquisitions and consulting fees                      12,472         5,924        1,000
Revisions to prior year estimates:
  1995 charges associated with exit of a
    SFA distribution center                                             (7,000)
                                                        --------       --------     --------
                                                        $111,307       $36,524      $16,929
                                                        ========       ========     ========


         A reconciliation of the aforementioned charges to the amounts of merger and integration costs remaining unpaid at the applicable balance sheet date is as follows:


                                                          1998           1997         1996
                                                        --------       --------     --------
Amounts unpaid at beginning of year
  related to prior merger and
  integration events                                    $ 25,994       $ 10,291     $ 16,000
Merger and integration charges                           111,307         43,524       16,929
Amounts paid                                             (76,728)       (13,321)     (20,221)
Amounts representing non-cash charges                    (28,622)       (14,500)      (2,417)
                                                        --------       --------     --------
Amounts unpaid at end of year                           $ 31,951       $ 25,994     $ 10,291
                                                        ========       ========     ========

The components of the aforementioned amounts unpaid are as follows:

                                                January 30,      January 31,
                                                  1999             1998
                                                ----------       ----------
Direct merger costs*                            $17,530          $ 5,750
Severance                                         6,638           12,795
Contractual obligations to be paid within
  one year of merger                              5,900
Contractual obligations with extended
  payment terms (such as rents for abandoned
  leases and payments on abandoned contracts)       348            4,500
Other (includes all merger and integration
  efforts)                                        1,535            2,949
                                                -------          -------
Totals                                          $31,951          $25,994
                                                =======          =======


*Principally consists of investment banker fees paid subsequent to year end.

Note 18 - Quarterly Financial Information (Unaudited)


                                                           First           Second           Third                 Fourth
                                                          Quarter          Quarter         Quarter                Quarter
                                                         ---------        ---------       ---------              ---------
Fiscal year ended January 30, 1999
  Net sales                                               $1,412,602       $1,283,744      $1,472,817             $2,050,730
  Gross margin                                            $  490,032       $  444,894      $  484,048             $  707,452
  Income (loss) before extraordinary loss                 $   28,124       $    2,982      $ (106,154)            $  100,033
  Net income (loss)                                       $   28,124       $    2,648      $ (127,710)            $   96,042
Basic earnings (loss) per common share:
  Before extraordinary items                              $     0.20       $     0.02      $    (0.74)            $     0.70
  After extraordinary items                               $     0.20       $     0.02      $    (0.89)            $     0.67
Diluted earnings (loss) per common share:
  Before extraordinary items                              $     0.19       $     0.02      $    (0.74)            $     0.68
  After extraordinary items                               $     0.19       $     0.02      $    (0.89)            $     0.65

Fiscal year ended January 31, 1998
  Net sales                                               $1,302,118       $1,188,351      $1,417,041             $1,818,836
  Gross margin                                            $  451,103       $  402,557      $  513,844             $  627,549
  Income (loss) before extraordinary loss                 $   25,198       $   (4,734)     $   39,606             $  356,167
  Net income (loss)                                       $   21,846       $   (5,854)     $   38,994             $  349,928
Basic earnings (loss) per common share:
  Before extraordinary items                              $     0.19       $    (0.03)     $     0.29             $     2.52
  After extraordinary items                               $     0.16       $    (0.04)     $     0.28             $     2.48
Diluted earnings (loss) per common share:
  Before extraordinary items                              $     0.18       $    (0.03)     $     0.28             $     2.38
  After extraordinary items                               $     0.16       $    (0.04)     $     0.27             $     2.34


Note 19 - Condensed Consolidating Financial Information
The following tables present condensed consolidating financial information for 1998, 1997 and 1996 for (1) Saks Incorporated; (2) on a combined basis, the guarantors of Saks Incorporated Senior Notes (which are all of the wholly owned subsidiaries of Saks Incorporated), except for PCC, YCC, NBGL, SFC and the REMIC subsidiaries and trusts; and (3) on a combined basis, PCC, YCC, NBGL, SFC and the REMIC subsidiaries and trusts, the only non-guarantor subsidiaries of the Senior Notes. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes the condensed consolidating financial statements are more meaningful in understanding the financial position of the guarantor subsidiaries. Saks Incorporated is comprised of substantially all of the Proffitt's and Younkers stores and certain corporate management and financing functions. Borrowings and the related interest expense under the Company's revolving credit facility are allocated to Saks Incorporated and the guaranty subsidiaries under an informal lending arrangement. There are also management and royalty fee arrangements among Saks Incorporated and the subsidiaries.
         On January 31, 1999, immediately following the Company's fiscal year end, the Company restructured its legal entity composition. This restructuring changed the composition of Saks Incorporated to include only the operations of a small group of corporate employees and all of the Company's long-term debt. The Proffitt's and Younkers stores, corporate management and financing functions previously included within the operations of Saks Incorporated were moved to guarantor subsidiary entities. On February 10, 1999 (subsequent to the 1998 year end), the Company prepaid the outstanding REMIC certificates that were held by the REMIC subsidiaries. The condensed financial statements presented do not reflect the restructured legal entity composition.

SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENTS OF INCOME For the Year Ended January 30, 1999


                                           Saks             Guarantor       Non-Guarantor
(dollars in thousands)                 Incorporated        Subsidiaries      Subsidiaries         Eliminations       Consolidated
                                       ------------        ------------     -------------         ------------       ------------
Net sales                                  $800,592          $5,419,301                                                 $6,219,893
Cost of sales                               494,355           3,599,112                                                  4,093,467
                                           --------          ----------          --------            ---------          ----------
  Gross margin                              306,237           1,820,189                                                  2,126,426
Selling, general and
  administrative expenses                   155,531           1,239,310          $ 88,977            $(194,590)          1,289,228
Other operating expenses                     59,597             469,700           (41,131)                                 488,166
Store pre-opening costs                       1,448               9,119                                                     10,567
Merger and integration costs                 31,952              79,355                                                    111,307
Losses from long-lived assets                   331              41,005            20,449                                   61,785
Year 2000 expenses                              884               9,553                                                     10,437
                                           --------          ----------          --------            ---------          ----------
Operating income (loss)                      56,494             (27,853)          (68,295)             194,590             154,936

Other income (expense)
  Finance charge income, net                                                      194,590             (194,590)
  Intercompany exchange fees                 (7,000)            (19,909)           26,909
  Intercompany servicer fees                                     30,412           (30,412)
  Equity in earnings of
    subsidiaries                             14,321              19,775                                (34,096)
  Interest expense, net                     (18,466)            (64,983)          (27,522)                                (110,971)
  Other income (expense), net               (11,536)             33,737                                                     22,201
                                           --------          ----------          --------            ---------          ----------
Income (loss) before provision
  (benefit) for income taxes
  and extraordinary item                     33,813             (28,821)           95,270              (34,096)             66,166
Provision (benefit) for income
  taxes                                      22,724             (15,389)           33,846                                   41,181
                                           --------          ----------          --------            ---------          ----------
  Income (loss) before
  extraordinary item                         11,089             (13,432)           61,424              (34,096)             24,985
Extraordinary item, net of taxes            (11,985)             (6,994)           (6,902)                                 (25,881)
                                           --------          ----------          --------            ---------          ----------
Net income (loss)                          $   (896)         $  (20,426)         $ 54,522            $ (34,096)         $     (896)
                                           ========          ==========          ========            =========          ==========

SAKS INCORPORATED & SUBSIDIARIES CONDENSED BALANCE SHEETS
As of January 30, 1999


                                             Saks           Guarantor     Non-guarantor
(dollars in thousands)                   Incorporated     Subsidiaries    Subsidiaries     Eliminations       Consolidated
                                         ------------     ------------    ------------     ------------       ------------
Assets
Current Assets
Cash and cash equivalents                $   20,366          $(26,751)        $ 39,137                             $32,752
  Retained interest in accounts
    receivable                                   54               220          159,322                             159,596
  Merchandise inventories                   221,585         1,184,597                                            1,406,182
  Deferred income taxes                      (3,217)           87,175                                               83,958
  Intercompany borrowings                    11,070                                           $(11,070)
  Other current assets                       19,471            90,810              145                             110,426
                                         ----------        ----------         --------      -----------          ----------
Total Current Assets                        269,329         1,336,051          198,604         (11,070)          1,792,914

Property and Equipment, net                 342,355         1,270,766          505,434                           2,118,555
Goodwill and Intangibles, net               125,717           460,580                                              586,297
Other Assets                                  1,196            55,592           20,858                              77,646
Deferred Income Taxes                                         249,816                                              249,816
Cash Placed in Escrow for
  Debt Redemption                                             363,753                                              363,753
Investment in and Advances
  to Subsidiaries                         3,112,552         1,350,621                       (4,463,173)
                                         ----------        ----------         --------      -----------          ----------
  Total Assets                           $3,851,149        $5,087,179         $724,896     $(4,474,243)          $5,188,981
                                         ==========        ==========         ========     ===========           ==========
Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                    $48,768          $311,620                                             $360,388
  Accrued expenses and other
   current liabilities                       39,118           452,000         $ 38,010                             529,128
  Intercompany borrowings                                                       11,070      $  (11,070)
  Current portion of long-term
    debt                                        452            15,071                                                15,523
                                         ----------        ----------         --------      -----------          ----------
Total Current Liabilities                    88,338           778,691           49,080          (11,070)            905,039

Senior Debt                               1,709,093           165,461          235,841                            2,110,395
Deferred income taxes                        18,893           (27,045)           8,152
Other Long-term Liabilities                  27,250           136,992            1,730                              165,972
Investment by and Advances
  from Parent                                               4,033,080          430,093       (4,463,173)
Shareholders' Equity                      2,007,575                                                               2,007,575
                                         ----------        ----------         --------      -----------          ----------
  Total Liabilities and
    Shareholders' Equity                 $3,851,149        $5,087,179         $724,896      $(4,474,243)         $5,188,981
                                         ==========        ==========         ========     ===========           ==========


SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW For the Year Ended January 30, 1999


                                            Saks             Guarantor       Non-guarantor
(dollars in thousands)                   Incorporated       Subsidiaries      Subsidiaries        Eliminations        Consolidated
                                         ------------       ------------      ------------        ------------        ------------
Operating Activities
Net income (loss)                        $      (896)         $  (20,426)       $   54,522          $(34,096)           $(896)
Adjustments to reconcile
  net income (loss) to net
  cash provided by operating
  activities:
  Equity in earnings of
    subsidiaries                             (14,321)            (19,775)                             34,096
  Depreciation and amortization               15,263             126,159            13,939                                155,361
  Deferred income taxes                       20,224             (19,897)           14,599                                 14,926
  Extraordinary loss on
    extinguishment of debt                                        14,599                                                   14,599
  Write-offs of long lived
    assets, merger and
    integration items                                             59,086            20,531                                 79,617
  Changes in operating assets
    and liabilities, net                     (15,373)                514           274,191                                259,332
                                         -----------          ----------        ----------                              ----------
  Net cash provided by
    operating activities                       4,897             140,260           377,782                                522,939

Investing Activities
  Purchases of property and
    equipment, net                           (48,277)           (327,785)          (45,000)                              (421,062)
  Proceeds from sale of assets                 2,500                                                                        2,500
  Acquisition of Dillard's
    stores, Brody's and Bullock
    & Jones                                 (248,196)           (276,921)                                                (525,117)
                                         -----------          ----------        ----------                              ----------
  Net cash used in investing
    activities                              (293,973)           (604,706)          (45,000)                              (943,679)

Financing activities
  Intercompany borrowings,
    contributions and
    distributions                         (1,212,694)          1,375,413          (162,719)
  Proceeds from long-term
    borrowings                             1,100,000                                                                     1,100,000
  Payments on long-term debt                 (10,320)           (450,661)          (45,979)                               (506,960)
  Net borrowings under credit
    and receivables facility                 398,000            (136,750)         (125,000)                                136,250
  Cash placed in escrow for
    debt redemption                                             (363,753)                                                 (363,753)
  Proceeds from issuance of
    stock                                     19,525              18,040                                                    37,565
Purchase of treasury stock                      (474)                                                                         (474)
                                         -----------          ----------        ----------                              ----------
  Net cash provided by (used in)
    financing activities                     294,037             442,289          (333,698)                                402,628
Decrease in cash and cash
  equivalents                                  4,961             (22,157)             (916)                                (18,112)
Cash and cash equivalents
  at beginning of period                      15,405              (4,594)           40,053                                  50,864
                                         -----------          ----------        ----------                              ----------
Cash and cash equivalents at
  end of period                          $    20,366          $  (26,751)       $   39,137                              $   32,752
                                         ===========          ==========        ==========                              ==========


SAKS INCORPORATED & SUBSIDIARIES CONDENSED STATEMENTS OF INCOME For the Year Ended January 31, 1998

                                            Saks             Guarantor       Non-guarantor
(dollars in thousands)                  Incorporated       Subsidiaries      Subsidiaries       Eliminations        Consolidated
                                        ------------       ------------      ------------       ------------        ------------
Net sales                                  $746,896         $4,979,450                                                $5,726,346
Cost of sales                               480,435          3,250,858                                                 3,731,293
                                           --------         ----------          --------          ---------           ----------
  Gross margin                              266,461          1,728,592                                                 1,995,053
Selling, general and
administrative expenses                     156,787          1,111,830          $ 62,722          $(166,221)           1,165,118
Other operating expenses                     56,343            405,979           (35,064)                                427,258
Store pre-opening costs                         412             16,606                                                    17,018
Merger and integration costs                 11,500             25,024                                                    36,524
(Gains) from long-lived assets                   (8)              (126)                                                     (134)
Year 2000 expenses                              357              6,233                                                     6,590
ESOP expenses                                                    9,513                                                     9,513
                                           --------         ----------          --------          ---------           ----------
  Operating income (loss)                    41,070            153,533           (27,658)           166,221              333,166

Other income (expense)
  Finance charge income, net                                                     166,221           (166,221)
  Intercompany exchange fees                 (4,627)           (20,503)           25,130
  Intercompany servicer fees                                    13,372           (13,372)
  Equity in earnings of
    subsidiaries                            397,357             58,804                             (456,161)
  Interest expense, net                     (10,612)           (59,373)          (43,700)                               (113,685)
  Other income (expense), net                  (178)             2,279               229                                   2,330
                                           --------         ----------          --------          ---------           ----------
Income before provision for
  income taxes and
  etraordinary item                         423,010            148,112           106,850           (456,161)             221,811
Provision (benefit) for income
  taxes                                      14,753           (242,283)           33,104                                (194,426)
                                           --------         ----------          --------          ---------           ----------
Income before extraordinary
  item                                      408,257            390,395            73,746           (456,161)             416,237
Extraordinary item, net of
  taxes                                      (3,343)            (6,424)           (1,556)                                (11,323)
                                           --------         ----------          --------          ---------           ----------
Net income                                 $404,914         $  383,971          $ 72,190          $(456,161)          $  404,914
                                           ========         ==========          ========          =========           ==========

SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING BALANCE SHEETS As Of January 31, 1998


                                                    Saks            Guarantor      Non-guarantor
(dollars in thousands)                          Incorporated      Subsidiaries     Subsidiaries       Eliminations     Consolidated
                                                ------------      ------------     ------------       ------------     ------------
Assets
Current Assets
  Cash and cash equivalents                        $15,405            $(4,594)          $40,053                             $50,864
  Retained interest in accounts
    receivable                                         113                273           411,823                             412,209
  Merchandise inventories                          171,212          1,073,470                                             1,244,682
  Deferred income taxes                              6,797             64,625             6,447                              77,869
  Intercompany borrowings                           30,715             90,293                           $(121,008)
  Other current assets                               6,777             98,292             6,552                             111,621
                                                ----------         ----------        ----------       -----------        ----------
Total Current Assets                               231,019          1,322,359           464,875          (121,008)        1,897,245

Property and Equipment, net                        186,266            953,642           586,071                           1,725,979
Goodwill and Intangibles, net                        7,340            319,967                                               327,307
Other Assets                                         2,297             39,731            25,901                              67,929
Deferred Income Taxes                               (8,683)           260,476                                               251,793
Investment in and Advances
  to Subsidiaries                                1,959,326          1,352,541                          (3,311,867)
                                                ----------         ----------        ----------       -----------        ----------
  Total Assets                                  $2,377,565         $4,248,716        $1,076,847       $(3,432,875)       $4,270,253
Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                           $39,713           $294,081                                              $333,794
  Accrued expenses and other
    current liabilities                             45,563            380,800           $27,671                             454,034
  Intercompany borrowings                                                               121,008         $(121,008)
  Current portion of long-term
    debt                                               452             12,606                                                13,058
                                                ----------         ----------        ----------       -----------        ----------
Total Current Liabilities                           85,728            687,487           148,679          (121,008)          800,886

Senior Debt                                        336,545            331,420           425,841                           1,093,806
Other Long-term Liabilities                         10,763            131,476             1,829                             144,068
Subordinated Debt                                                     286,964                                               286,964
Investment by and Advances
  from Parent                                                       2,811,369           500,498        (3,311,867)
Shareholders' Equity                             1,944,529                                                                1,944,529
                                                ----------         ----------        ----------       -----------        ----------
  Total Liabilities and
    Shareholders' Equity                        $2,377,565         $4,248,716        $1,076,847       $(3,432,875)       $4,270,253
                                                ==========         ==========        ==========       ===========        ==========

SAKS INCORPORATED & SUBSIDIARIES CONDENSED STATEMENTS OF CASH FLOW For the Year Ended January 31, 1998


                                           Saks              Guarantor     Non-guarantor
(dollars in thousands)                 Incorporated        Subsidiaries    Subsidiaries     Eliminations     Consolidated
                                       ------------        ------------    ------------     ------------     -----------
Net income                               $404,914             $383,971         $72,190        $(456,161)        $404,914
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Equity in earnings of
    subsidiaries                         (397,357)             (58,804)                         456,161
  Depreciation and
    amortization                           12,874              103,240          20,005                           136,119
  Deferred income taxes                       222               24,397          (1,569)                           23,050
  Recognition of NOL
    carry-forwards                                            (283,675)                                         (283,675)
  Extraordinary loss on
    extinguishment of debt                  1,425                5,375           1,556                             8,356
  (Gains) from long-lived assets               (8)                (126)                                             (134)
  ESOP expenses                                                  8,786                                             8,786
  Restructuring items                                             (800)                                             (800)
  Changes in operating assets
    and liabilities, net                   52,575             (124,864)        (15,022)                          (87,311)
                                         --------             --------         -------        ---------         --------
  Net cash provided by
    operating activities                   74,645               57,500          77,160                           209,305

Investing Activities
  Purchases of property and
   equipment, net                         (13,349)            (253,807)        (79,720)                         (346,876)
  Proceeds from sale of assets             23,221                4,630                                            27,851
                                         --------             --------         -------        ---------         --------
  Net cash provided by (used in)
    investing activities                    9,872             (249,177)        (79,720)                         (319,025)

Financing Activities
  Intercompany borrowings,
    contributions and
    distributions                        (226,093)             184,610           41,483
  Proceeds from long-term
    borrowings                            175,546                                                                175,546
  Payments on long-term debt              (32,720)            (196,082)        (30,000)                         (258,802)
  Net borrowings under credit
   and receivables facility                                    136,750          11,392                           148,142
  Proceeds from issuance of
    stock                                  15,762                7,423                                            23,185
  Purchase of treasury stock              (13,096)                                                               (13,096)
  ESOP loan repayment                                            9,778                                             9,778
  Payments to preferred and
    common shareholders                                         (1,124)                                           (1,124)
                                         --------             --------         -------        ---------         --------
  Net cash provided by (used in)
    financing activities                  (80,601)             141,355          22,875                            83,629
Increase (decrease) in cash and
  cash equivalents                          3,916              (50,322)         20,315                           (26,091)
Cash and cash equivalents at
  beginning of period                      11,489               45,728          19,738                            76,955
                                         --------             --------         -------        ---------         --------
Cash and cash equivalents at
  end of period                           $15,405              $(4,594)        $40,053                           $50,864
                                          =======              =======         =======        =========          =======

SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENTS OF INCOME For the Year Ended February 1, 1997


                                            Saks             Guarantor      Non-guarantor
(dollars in thousands)                  Incorporated       Subsidiaries     Subsidiaries        Eliminations      Consolidated
                                        ------------       ------------     ------------        ------------      ------------
Net sales                                 $737,902          $4,188,960                                              $4,926,862
Cost of sales                              461,117           2,747,872                                               3,208,989
                                          --------          ----------         --------           ---------         ----------
  Gross margin                             276,785           1,441,088                                               1,717,873
Selling, general and
  administrative expenses                  172,219             976,472         $ 38,631           $(130,178)         1,057,144
Other operating expenses                    57,026             333,599          (35,023)                               355,602
Store pre-opening costs                                         11,645                                                  11,645
Merger and integration costs                 8,729               8,200                                                  16,929
Year 2000 expenses                                               1,406                                                   1,406
ESOP expenses                                                    3,910                                                   3,910
                                          --------          ----------         --------           ---------         ----------
  Operating income (loss)                   38,811             105,856           (3,608)            130,178            271,237

Other income (expense)
  Finance charge income, net                 8,500              12,691          108,987            (130,178)
  Intercompany exchange fees                (2,475)            (18,550)          21,025
  Intercompany servicer fees                                     6,749           (6,749)

  Equity in earnings of
   subsidiaries                             55,584              58,868                             (114,052)
  Interest expense, net                     (6,404)            (63,323)         (45,154)                              (114,881)
  Other income (expense), net                7,319             (19,186)              87                                (11,780)
                                          --------          ----------         --------           ---------         ----------
Income before provision for
  income taxes and
  extraordinary item                       100,935              83,105           74,588            (114,052)           144,576
Provision for income taxes                  20,103              20,968            9,927                                 50,998
                                          --------          ----------         --------           ---------         ----------
Income before extraordinary item            80,832              62,137           64,661            (114,052)            93,578
Extraordinary item, net of taxes                               (10,722)          (2,024)                               (12,746)
                                          --------          ----------         --------           ---------         ----------
Net income                                $ 80,832          $   51,415          $62,637           $(114,052)        $   80,832
                                          ========          ==========          =======           =========         ==========

SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW For the Year Ended February 1, 1997


                                                   Saks           Guarantor         Non-guarantor
(dollars in thousands)                         Incorporated     Subsidiaries        Subsidiaries      Eliminations    Consolidated
                                               ------------     ------------        ------------      ------------    ------------
Operating Activities
Net income                                      $  80,832         $  51,415           $  62,637         $(114,052)       $  80,832
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Equity in earnings of
    subsidiaries                                  (55,184)          (58,868)                              114,052
  Depreciation and
    amortization                                   14,123            89,545              19,865                            123,533
  Deferred income taxes                             8,901            22,679                  48                             31,628
  Extraordinary loss on
    extinguishment of debt                                           10,722               2,024                             12,746
  Losses on County Seat Debentures                                   10,525                                                 10,525
  Losses from long-lived assets                                       1,406                                                  1,406
  ESOP expenses                                                       1,481                                                  1,481
  Restructuring items                                                   885                                                    885
  Changes in operating assets
    and liabilities, net                          (34,394)          (61,574)            (26,373)                          (122,341)
                                                ---------         ---------           ---------         ---------        ---------
    Net cash provided by operating
      activities                                   14,278            68,216              58,201                            140,695

Investing Activities
  Purchases of property and
    equipment, net                                 (8,544)         (226,102)            (13,168)                          (247,814)
  Proceeds from sale of assets                      5,410            30,872                                                 36,282
  Acquisition of Parisian                                          (119,070)                                              (119,070)
                                                ---------         ---------           ---------         ---------        ---------
    Net cash used in investing
      activities                                   (3,134)         (314,300)            (13,168)                          (330,602)

Financing Activities
  Intercompany borrowings,
    contributions and distributions              (121,314)          125,880              (4,566)
  Proceeds from long-term
    borrowings                                    113,037           267,800                                                380,837
  Payments on long-term debt                      (19,727)         (370,370)             (4,159)                          (394,256)
  Net borrowings under credit
     and receivables facility                                      (201,820)            (35,637)                          (237,457)
  Proceeds from issuance of
     stock                                         35,438            422,094                                               457,532
  Purchase of treasury stock                      (14,383)                                                                 (14,383)
  ESOP loan repayment                                                  (742)                                                  (742)
  Payments to preferred and
    common shareholders                                              (4,858)                                                (4,858)
                                                ---------         ---------           ---------         ---------        ---------
    Net cash provided by(used
      in) financing activities                     (6,949)          237,984             (44,362)                           186,673
Increase (decrease) in cash and
  cash equivalents                                  4,195            (8,100)                671                             (3,234)
Cash and cash equivalents at
  beginning of period                               7,294            53,828              19,067                             80,189
                                                ---------         ---------           ---------         ---------        ---------
Cash and cash equivalents at
  end of period                                 $  11,489         $  45,728           $  19,738                           $ 76,955
                                                =========         =========           =========         =========        =========


Report of Independent Accountants

To the Board of Directors and Shareholders
Saks Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Saks Incorporated and Subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
March 16, 1999


Report of Management

The accompanying consolidated financial statements, including the notes thereto, and the other financial information presented in the Annual Report have been prepared by management. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgments. Management is responsible for the consolidated financial statements, as well as the other financial information in this Annual Report.
         The Company maintains an effective system of internal accounting control. We believe that this system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. Reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.
         The consolidated financial statements and related notes have been audited by independent certified public accountants. Management has made available to them all of the Company's financial records and related data and believes all representations made to them during their audits were valid and appropriate. Their report provides an independent opinion upon the fairness of the financial statements.
         The Audit Committee of the Board of Directors is composed of four independent Directors. The Committee is responsible for recommending the independent certified public accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal accounting control and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee.


/s/ R. Brad Martin                      /s/ Douglas E. Coltharp

R. Brad Martin                             Douglas E. Coltharp
Chairman of the Board and            Executive Vice President and
Chief Executive Officer                   Chief Financial Officer

Effective July 7, 1997, the Company's common stock began trading on the New York Stock Exchange under the symbol PFT. Until that time, the Company's stock was traded on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol PRFT. Effective September 18, 1998, the Company changed its corporate name from Proffitt's, Inc. to Saks Incorporated and its New York Stock Exchange Symbol from PFT to SKS. As of March 15, 1999, there were approximately 2,600 shareholders of record. The prices in the table below represent the high and low sales prices for the stock as reported by the New York Stock Exchange (beginning on July 7, 1997) and by the National Association of Securities Dealers, Inc. (prior to July 7, 1997). The prices have been adjusted to reflect a 2-for-1 stock split effected in the form of a stock dividend in October 1997.
         The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements and general business conditions. The Company declared no dividends to common shareholders in either 1998 or 1997.


                                         FISCAL YEAR ENDED
                           ----------------------------------------------
                             January 30, 1999           January 31, 1998
                              Price Range               Price Range
                           --------------------      --------------------
Quarter                     High          Low         High          Low
---------                  -------      -------      ------       -------
First                      $ 40.75      $ 29.38      $ 20.69      $ 15.63
Second                     $ 44.44      $ 29.00      $ 26.67      $ 18.88
Third                      $ 34.50      $ 16.38      $ 30.63      $ 24.88
Fourth                     $ 36.94      $ 22.13      $ 32.44      $ 25.00

Board of Directors

R. Brad Martin
Chairman of the Board and
Chief Executive Officer of
Saks Incorporated

Ronald de Waal
Vice Chairman of the Board;
Chairman of We International, B.V.

Bernard E. Bernstein
Partner in the law firm of
Bernstein, Stair & McAdams LLP

Stanton J. Bluestone
Retired Chairman and
Chief Executive Officer of
Carson Pirie Scott & Co.

John W. Burden
Retail Consultant;
Retired Chairman and CEO of Federated Department Stores and Allied Stores Corporation

Edmond D. Cicala
President of Edmond Enterprises, Inc.;
Retired Chairman of the Goldsmith's
Division of Federated Department Stores

James A. Coggin
President and Chief Administrative
Officer of Saks Incorporated

Julius W. Erving
President of The Erving Group;
Executive Vice President of the
Orlando Magic

Michael S. Gross
Vice President of Apollo Capital Management, L.P.

Donald E. Hess
Chairman Emeritus of Parisian;
Chief Executive Officer of
Southwood Partners

G. David Hurd
Emeritus Chairman and retired
Chief Executive Officer of
Principal Financial Group

Philip B. Miller
Chairman and Chief Executive Officer
of Saks Fifth Avenue

Robert M. Mosco
President of Merchandising and
Chief Operating Officer
of Saks Incorporated

C. Warren Neel
Dean of the College of Business
at the University of Tennessee

Charles J. Philippin
Member of the Management

Committee of Investcorp

Stephen I. Sadove
President Bristol-Myers
Squibb Co. Worldwide Beauty Care
and Nutritionals

Marguerite W. Sallee
Chief Executive Officer of
Bright Horizons Family Solutions

Gerald Tsai, Jr.
Private Investor

Certain Corporate Officers

R. Brad Martin
Chairman of the Board and
Chief Executive Officer

James A. Coggin
President and Chief
Administrative Officer

Robert M. Mosco
President of Merchandising and
Chief Operating Officer

Douglas E. Coltharp
Executive Vice President and
Chief Financial Officer

Brian J. Martin
Executive Vice President of Law
and General Counsel

Dan C. Smith
Executive Vice President and
Chief Information Officer


Store Officers

Toni E. Browning
President and Chief Executive
Officer of Proffitt's

Christina Johnson
Vice Chairman of Saks Fifth Avenue

Max W. Jones
President and Chief Executive
Officer of Herberger's

Frank E. Kulp, III

President and Chief Executive
Officer of Younkers

Michael R. MacDonald
President and Chief Executive
Officer of Carson Pirie Scott

Philip B. Miller
Chairman and Chief Executive
Officer of Saks Fifth Avenue

W. Travis Saucer
President and Chief Executive
Officer of McRae's

John T. Wyatt
President and Chief Executive
Officer of Parisian

SAKS FIFTH AVENUE
FULL-LINE STORES

ARIZONA
Phoenix

CALIFORNIA
Beverly Hills
Costa Mesa
San Diego
San Francisco

COLORADO
Denver

CONNECTICUT
Stamford

FLORIDA
Bal Harbor
Boca Raton
Ft. Lauderdale
Orlando
Palm Beach Gardens
South Miami
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago
Oakbrook
Old Orchard

LOUISIANA
New Orleans

MARYLAND
Chevy Chase

MASSACHUSETTS
Boston

MICHIGAN
Dearborn
Troy

MINNESOTA
Minneapolis

MISSOURI
Frontenac
Kansas City

NEVADA
Las Vegas

NEW JERSEY
Hackensack
Short Hills

NEW YORK
Garden City
Huntington
New York City
White Plains

OHIO
Beachwood
Cincinnati

OREGON
Portland

PENNSYLVANIA
Bala Cynwyd
Pittsburgh

TEXAS
Dallas
Houston (2)
San Antonio

VIRGINIA
McLean

SAKS FIFTH AVENUE
RESORT STORES

CALIFORNIA
Carmel
Palm Springs
Palm Desert

FLORIDA
Ft. Myers
Naples
Palm Beach
Sarasota

NEW YORK
Southampton

SOUTH CAROLINA
Hilton Head

SAKS FIFTH AVENUE
MAIN STREET STORES

CALIFORNIA
La Jolla
Pasadena
Santa Barbara

CONNECTICUT
Greenwich

OKLAHOMA
Tulsa

SOUTH CAROLINA
Charleston

TEXAS
Austin

PARISIAN STORES

ALABAMA
Birmingham (5)
Decatur
Dothan
Florence
Huntsville (2)
Mobile
Montgomery (2)
Tuscaloosa

FLORIDA
Jacksonville
Orlando (4)
Pensacola
Tallahassee

GEORGIA
Atlanta (5)
Columbus
Macon
Savannah

INDIANA
Indianapolis (2)

LOUISIANA
Baton Rouge (2)
Lafayette

MICHIGAN
Livonia

MISSISSIPPI
Tupelo

OHIO
Cincinnati (2)
Dayton

SOUTH CAROLINA
Columbia (2)

TENNESSEE
Chattanooga
Knoxville
Nashville

PROFFITT'S STORES

GEORGIA
Dalton
Rome

KENTUCKY
Ashland
Elizabethtown

NORTH CAROLINA
Asheville
Goldsboro
Greenville
Kinston
Rocky Mount

SOUTH CAROLINA
Greenville
Spartanburg

TENNESSEE
Athens
Chattanooga (2)
Cleveland
Greeneville
Johnson City
Kingsport

Nashville (5)
Oak Ridge

VIRGINIA
Bristol

WEST VIRGINIA
Morgantown
Parkersburg

MCRAE'S STORES

ALABAMA
Birmingham (5)
Dothan
Gadsden
Huntsville (2)
Mobile
Selma
Tuscaloosa

FLORIDA
Mary Esther
Pensacola

LOUISIANA
Baton Rouge
Monroe

MISSISSIPPI
Biloxi
Columbus
Gautier
Greenville
Hattiesburg
Jackson (3)
Laurel
Meridian
Natchez
Tupelo
Vicksburg

YOUNKERS STORES

ILLINOIS
Moline

IOWA
Ames
Bettendorf
Cedar Falls
Cedar Rapids (2)
Davenport
Des Moines (4)
Dubuque
Fort Dodge
Iowa City (2)
Marshalltown
Mason City
Sioux City (2)
Waterloo
West Burlington

MICHIGAN
Bay City
Holland
Marquette
Port Huron
Traverse City

MINNESOTA
Austin
Duluth

NEBRASKA
Grand Island
Lincoln
Omaha (3)

SOUTH DAKOTA
Sioux Falls

WISCONSIN
Appleton (2)
Eau Claire
Fond du Lac
Green Bay
Madison (2)
Manitowoc
Marinette
Marshfield
Milwaukee (2)
Racine
Sheboygan
Sturgeon Bay
Superior
Wausau
Wisconsin Rapids

HERBERGER'S STORES

COLORADO
Grand Junction

IOWA
Ottumwa

MINNESOTA
Albert Lea
Alexandria
Bemidji
Brainerd

Wausau
Wisconsin Rapids

HERBERGER'S STORES

COLORADO
Grand Junction

IOWA
Ottumwa

MINNESOTA
Albert Lea
Alexandria
Bemidji
Brainerd

Fergus Falls
Mankato
Minneapolis
Moorhead
New Ulm
St. Cloud
St. Paul
Stillwater
Virginia
Willmar

MONTANA
Billings
Butte
Great Falls
Havre
Kalispell
Missoula

NEBRASKA
Hastings
Kearney
Norfolk
North Platte
Scottsbluff

NORTH DAKOTA
Dickinson
Bismarck
Fargo
Minot

SOUTH DAKOTA
Aberdeen
Rapid City
Watertown

WISCONSIN
Beaver Dam
LaCrosse
Rice Lake

WYOMING
Rock Springs

CARSON PIRIE
SCOTT STORES

ILLINOIS
Aurora (2)
Bloomingdale
Bourbonnais
Calumet City
Chicago (3)
Chicago Ridge
Dundee
Evergreen Park
Hammond
Joliet
Lincolnwood
Lombard (2)
Matteson
Mount Prospect
Norridge
North Riverside
Orland Park
Schaumburg
St. Charles
Vernon Hills
Waukegan
Wilmette (2)

INDIANA
Michigan City
Merrillville

MINNESOTA
Rochester

BOSTON STORES

WISCONSIN
Brookfield (2)

Green Bay
Janesville
Madison (2)
Milwaukee (5)
Racine

BERGNER'S STORES

ILLINOIS
Bloomington
Champaign
Forsyth
Galesburg
Machesney Park
Pekin
Peoria
Peru
Quincy
Rockford (2)
Springfield
Sterling
Urbana

OFF 5TH STORES

ARIZONA
Tempe
Tucson

CALIFORNIA
Anaheim
Cabazon
Camarillo
Folsom
Milpitas
Ontario
Petaluma
San Diego

COLORADO
Castle Rock

CONNECTICUT
Clinton

FLORIDA
Ellenton
Orlando
Sunrise

GEORGIA
Dawsonville

HAWAII
Waipahu

ILLINOIS
Gurnee Mills
Schaumburg

MASSACHUSETTS
Worcester
Wrentham

MICHIGAN
Auburn
Dearborn

MINNESOTA
Minneapolis

NEVADA
Las Vegas

NEW JERSEY
Paramus

NEW YORK
Niagara Falls
Riverhead
Westbury
Central Valley

NORTH CAROLINA
Morrisville

OHIO
Aurora

PENNSYLVANIA
Philadelphia (2)
Grove City

SOUTH CAROLINA
Myrtle Beach

TENNESSEE
Nashville

TEXAS
Grapevine
Stafford
San Marcos

VIRGINIA
Leesburg
Woodbridge

Sales Release Dates for 1999

Sales Period                                               Release Date
February 1999                                                    3/4/99
March 1999                                                       4/8/99
April 1999                                                       5/6/99
May 1999                                                         6/3/99
June 1999                                                        7/8/99
July 1999                                                        8/5/99
August 1999                                                      9/2/99
September 1999                                                  10/7/99
October 1999                                                    11/4/99
November 1999                                                   12/2/99
December 1999                                                    1/6/00
January 2000                                                     2/4/00

Earnings Release Dates for 1999
Quarter                                                    Release Date
First                                                           5/18/99
Second                                                          8/17/99
Third                                                          11/16/99
Fourth                                                  To be announced

Annual Meeting
The Annual Meeting of Shareholders of Saks Incorporated will be held at 8:30 a.m., June 16, 1999, at Proffitt's Foothills Mall Store (store for women), 173 Foothills Mall, Maryville, Tennessee 37801. Shareholders are cordially invited to attend.

Inquiries Regarding Your Stock Holdings
Registered shareholders (shares held by you in your name) should address communications regarding address changes, lost certificates and other administrative matters to the Company's Transfer Agent and Registrar:

Union Planters National Bank
P.O. Box 387
Memphis, Tennessee 38147
(901) 580-5513 (telephone)
(901) 580-5411 (facsimile)

In all correspondence or telephone inquiries, please mention Saks

Incorporated, your name as printed on your stock certificate, your Social Security number, your address and your phone number.

Beneficial shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Financial and Other Information
Copies of financial documents and other company information such as Saks Incorporated's Form 10-K and 10-Q reports as filed with the SEC are available free of charge by contacting:

Investor Relations
Saks Incorporated
P.O. Box 9388
Alcoa, Tennessee 37701
(423) 981-6342

Security analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Saks Incorporated are invited to contact:

Julia Bentley
Senior Vice President of Investor
Relations and Communications
P.O. Box 9388
Alcoa, Tennessee 37701
(423) 981-6243 (telephone)
(423) 981-6325 (facsimile)
jbentley@saksinc.com (e-mail)

Financial results, corporate news and other Company information are available on Saks Incorporated's web site: http://www.saksincorporated.com

Corporate Headquarters
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Saks Fifth Avenue Headquarters
12 East 49th Street
New York, New York 10017
(212) 940-4048

Parisian Headquarters
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Proffitt's Headquarters
115 North Calderwood
Alcoa, Tennessee 37701
(423) 983-7000

McRae's Headquarters
3455 Highway 80 West
Jackson, Mississippi 39209
(601) 968-4400

Younkers Headquarters
701 Walnut Street
Des Moines, Iowa 50397
(515) 244-1112

Herberger's Headquarters
600 Mall Germain
St. Cloud, Minnesota 56301
(320) 251-5351

Carson Pirie Scott, Boston Store
and Bergner's Headquarters
331 West Wisconsin Avenue
Milwaukee, Wisconsin 53203
(414) 347-4141

Independent Accountants
PriceWaterhouseCoopers LLP
Birmingham, Alabama

 1999 Saks Incorporated