Form 10-K, Exhibit 13
period 2000-01-30
SAKS INC
filed 2000-04-27
CIK 812900

EXHIBIT 13.1

       [Title Page]

                        1999 Annual Report


                               SAKS
                           INCORPORATED


                      Fashioning the Future

       [Table of Contents]

     2    Financial Highlights

     3    Letter to Our Shareholders

     17   Five-Year Financial Summary

     18   Management's Discussion and Analysis

     27   Consolidated Financial Statements

     31   Notes to Consolidated Financial Statements

     59   Report of Independent Accountants

     59   Report of Management

     60   Market Information

     61   Directors and Certain Officers

     63   Store Locations

     64   Shareholder Information

     65   Corporate Information

                      Fashioning the Future

Saks Incorporated is one of the country's premier retail enterprises, operating 359 stores in 39 states, with over $6.4 billion in annual revenues and nearly 60,000 associates. The Company operates 61 Saks Fifth Avenue stores, 43 Parisian specialty department stores, 209 traditional department stores and 46 Off 5th outlet stores. The Company made substantial progress on its key strategic initiatives in 1999 and enters 2000 with a strategy intensely focused on improving its operations and shareholder value.

                       FINANCIAL HIGHLIGHTS

                               SAKS
                           INCORPORATED

                       financial highlights

                                                           Fiscal Year Ended
-----------------------------------------------------------------------------------------
(in thousands, except                       January 29,       January 30,       January 31,
per share amounts)                             2000               1999             1998
-----------------------------------------------------------------------------------------
Net Sales                                   $6,423,819        $5,955,242       $5,508,728

Income before non-routine items               $230,132          $153,525         $166,222

Diluted earnings per common
  share before non-routine items                 $1.58             $1.05            $1.17

Income before extraordinary items             $198,904           $24,985         $416,237

Diluted earnings per common share
  before extraordinary items                     $1.36             $0.17            $2.86

Diluted weighted average common share          146,056           146,383          149,085

Total assets                                $5,098,952        $5,188,981       $4,270,253

Shareholders' equity                        $2,208,343        $2,007,575       $1,944,529

Note: Non-routine items include extraordinary items, gains or losses from long-lived assets, merger and integration charges, year 2000 expenses, ESOP expenses and the 1997 recognition of a $294,846 deferred tax asset.

                    LETTER TO OUR SHAREHOLDERS

                     moving the program ahead

1999 was a transition year in which we failed to achieve our planned earnings growth but one during which we made substantial progress on a number of strategic initiatives including:
       *  meeting our synergy and cost rationalization goals,
       *  reorganizing and strengthening the management team at Saks
          Fifth Avenue,
       *  strengthening inventory management and controls at Saks
          Fifth Avenue,
       * streamlining the corporate organizational structure in the traditional department store business,
       *  executing numerous systems conversions and enhancements,
       * finalizing the planned consolidation of our southern distribution facilities,
       * continuing to intensify private brand merchandise in the department stores and at Saks Fifth Avenue,
       *  strengthening vendor partnerships,
       * developing the team and infrastructure for the roll-out of saksfifthavenue.com,
       * redesigning the prototype Saks Fifth Avenue store, reducing future store fixed investment and
       * establishing stringent return criteria for each of our assets, resulting in the closings of certain unproductive stores.

Even though we accomplished much, we did not achieve our plan for earnings growth primarily due to a shortfall in sales in our traditional department stores and merchandise margin performance at Saks Fifth Avenue.

With this year of transition behind us, we believe that the Company has laid the foundation for quality growth in our operating performance. We have the strategies and the team in place to generate a compound annual growth rate in operating earnings over the next three years of 12% to 15%.
The drivers of this performance will be:
       * average comparable store sales growth of 3% or greater per year,
       * average new square footage growth of approximately 1% to 3% per year,
       *  improvement in gross margin rate,
       *  leverage on selling, general and administrative expenses and
       * reduced interest expense through de-leveraging the balance sheet.

During this time frame, we expect to generate a substantial amount of free cash, which can be used to repurchase shares and reduce debt.

We enter 2000 with a very focused strategy. Four key priorities will improve operations and create value. Priorities for 2000 are to:
       * generate strong comparable store sales growth in the traditional department store business,
       * improve the return on inventory investment and increase the profitability of Saks Fifth Avenue,
       *  reduce corporate and home office overhead and
       *  effectively launch saksfifthavenue.com.

                   creating a brighter outlook

During 1999, performance in the traditional department stores was disappointing. While we experienced consumer acceptance of a number of our merchandising initiatives, this was not sufficient to offset a general slowdown in the traditional department store sector during the year.

We are committed to generating strong comparable store sales growth in our traditional department store business through merchandising, service and marketing initiatives.

Our merchandise assortments will reflect key item intensification. Our product strategy will be increasingly lifestyle-focused and will reflect merchandise from global, national, specialty and proprietary branded sources. We will assert our style authority and drive clarity in our offerings. Merchandise will be distributed more efficiently by store through enhanced planning processes.

We will make changes in our service model within our stores to improve productivity and service quality. Our Company will make physical alterations in certain stores to elevate the service impression and speed transactions. We will reduce tasks and change selling support activities pursuant to the recommendations of our strategic planning process completed in 1999.

We will also heighten our focus on relationship marketing to our most loyal customers. We continue to invest in the generation of new proprietary credit card holders and will strengthen our customer loyalty programs across our franchises. The growth of these programs will facilitate an enhanced lifetime contribution from these customers and add to the value of our customer base.

The department store industry has relied so heavily in recent years on scale and technology benefits to drive its earnings growth that we have often failed to adequately innovate and experiment. While the department store format is a resilient one, as demonstrated through many retail and economic cycles, we must do a better job of creating compelling reasons for customers to shop with us. As an industry, we have too much sameness in our product and assortments. We are committed to recapturing the imagination of the consumer through innovative product, an enhanced service proposition and substantially differentiated marketing.

The recent reorganization of our department store group was designed to facilitate the execution of these strategies, and our incentive compensation for department store management will be based principally upon top-line growth.

                     building on brand power

Our solid sales performance in the Saks Fifth Avenue stores in 1999 was a reflection of strong customer response to well-executed merchandising and marketing initiatives. However, our gross margin performance was unsatisfactory due to markdowns in excess of planned levels.

We began the year 2000 with comparable store inventory up very modestly over last year's levels at Saks Fifth Avenue and the processes, controls and management in place to execute to our standards for improved inventory turnover and gross margin contribution.
We have made meaningful progress in refining the inventory assortments at Saks Fifth Avenue, which includes more closely aligning the level of inventory investment with sales plans within each segment of business, responding to increased demand for elegant casual apparel offerings, increasing the breadth of our proprietary brand offerings and distorting growth in higher margin rate businesses. In addition, we have strengthened alliances with core resources in order to develop and execute profitable future business relationships. We will continue to focus on each of these initiatives going forward.

Given the sales productivity and the brand power associated with Saks Fifth Avenue, we believe that this part of our business has the potential to generate substantially higher revenues and merchandise margins than are being produced today.

                       reshaping strengths

We continue to realize the targeted cost reductions and synergies related to each of our business combinations. Through the end of 1999, we achieved total synergies of approximately $115 million.

In July of last year, we completed the integration of the Saks Fifth Avenue proprietary credit card administration, which was previously handled by a third party, into our corporate operation. This successful conversion represents one of our largest sources of synergies related to the Saks Holdings acquisition.

In mid-1999, we announced the planned 2001 consolidation of our three southern distribution facilities currently serving the Proffitt's, McRae's and Parisian stores into a new, state-of-the-art facility to be located in Steele, Alabama. This streamlining of our distribution systems will produce annual savings of approximately $10 million beginning in 2001.

In February of this year, the Company announced its plans to merge the merchandising, advertising/marketing and sales support functions of the McRae's division into the Proffitt's home offices and the Herberger's division into the Carson Pirie Scott home offices. We also will close the Herberger's distribution facility in St. Cloud, Minnesota and will transfer these functions to the Carson Pirie Scott distribution center in Rockford, Illinois. These consolidations will reduce total operating expenses in excess of
$15 million annually, beginning in 2001.

The divisional consolidations are targeted at leveraging key managers in the areas of merchandising, marketing and store administration, creating a more efficient cost structure and enhancing execution through streamlined decision making. We believe this is the appropriate organizational structure that will permit us to best operate our existing business and to further position the Company to achieve our growth plans.

Over the past several years, our corporate staff has been highly focused on merger and acquisition consolidation activities that allowed us to recognize significant savings. As we enter 2000, our corporate team will be focused on delivering productivity gains and increased operating efficiencies from our core businesses. These productivity gains, coupled with the effective execution of the divisional consolidations, will permit us to meaningfully reduce our administrative overhead.

                               SAKS
                              FIFTH
                              AVENUE
                        [copy of webpage]
                     bringing luxury on-line

We have a very focused strategy for value creation with Saks Direct, principally through our launch of saksfifthavenue.com scheduled for the summer of 2000. We have assembled a separate management team with extensive experience in merchandising, marketing and information technology to execute this initiative.

Research indicates that we own the dominant worldwide luxury brand in retailing and that our target customer has a high propensity to shop and spend on-line. We expect to capture a meaningful share of the growing, underserved and fragmented on-line luxury retail market. saksfifthavenue.com will leverage existing Saks Fifth Avenue assets, including our brand equity, valuable relationships with our vendors and customers, and marketing resources.
In addition, our existing catalog fulfillment operations housed in Aberdeen, Maryland are being upgraded to support the expanded Direct business.

We believe that there are substantial growth opportunities associated with saksfifthavenue.com and that this can be a business with sales and profitability greater than that contributed by our Saks Fifth Avenue New York store within five years.

saksfifthavenue.com will offer a broad selection of Saks Fifth Avenue merchandise as well as complementary new product offerings, best-in-class service integrated with Saks Fifth Avenue stores, a highly personalized, user-customizable shopping experience and the opportunity for millions of on-line shoppers, not proximate to a store location, to experience shopping at Saks Fifth Avenue. At launch, we expect to offer more than 10,000 SKUs of premier luxury goods on our site and to expand that number to nearly 100,000 by mid-2001.

The Saks Direct business will include our existing catalog business (Folio and Bullock & Jones) as well as our E-commerce initiatives. Because of the distinctions of our direct sales channel and in order to avoid distracting management from the operations of our core business, Saks Direct will operate essentially as an independent unit.
Saks Direct will maintain its own staff in key areas such as merchandising, marketing, information technology and order fulfillment. Certain administrative services will be purchased from other Saks Incorporated units on a fee-for-service basis. Saks Direct will also remit a 5% royalty payment to Saks Incorporated based on net sales for the use of certain brand names.

                    locating new opportunities

During 1999, the Company added a total of 15 new stores
(including two replacement stores), expanded 7 stores and closed
5 underperforming units, representing net square footage growth of approximately 3%, or about 1.0 million additional feet, to the Company's store base.

For 2000, we have very modest growth plans for six new stores and two Saks Fifth Avenue Men's Stores, representing a total of approximately 520,000 square feet. We opened a new Saks Fifth Avenue Men's Store in Portland, Oregon in March, a Saks Fifth Avenue store in Highland Park, Illinois in April and Off 5th stores in Olathe, Kansas and Nashville, Tennessee in March and April, respectively.
A Saks Fifth Avenue store in Ft. Worth, Texas, a Parisian store in Charleston, South Carolina and a Carson Pirie Scott store in Schaumburg, Illinois -- as well as one more free-standing Saks Fifth Avenue Men's Store in Chevy Chase, Maryland -- will open later this year.

We are focusing on opening more stores in non-traditional locations -- lifestyle centers -- apart from the regional mall. We currently operate seven of these, have three more under devel-opment and have plans to announce more. The design of these stores and of the departments within the stores is constantly evolving and is intended to modernize the impression and experience of our customers.

Through the leadership of our corporate store planning team and our increased scale, we have redesigned the prototype Saks Fifth Avenue store and reduced the fixed investment associated with square footage growth in these units by an average of 20%. Our Dallas and Boca Raton stores opened in fall 1999 and our 2000 openings are examples of this new prototype design. These new units have been met with outstanding customer acceptance.

Last fall, we announced a licensing agreement to open a 57,000 square foot Saks Fifth Avenue store in The Kingdom Centre, located in Riyadh, Saudi Arabia in 2001. We are delighted to prepare for the Company's first global expansion and will explore the possibility of additional international units over time.

The Company closed four underperforming units in February and March 2000 (two Younkers stores, one Boston Store and the San Francisco Bullock & Jones store), representing approximately 500,000 square feet. We will continue to review our store portfolio in the ordinary course of business to determine if additional unit closings or conversions are appropriate. The planned openings and closings will net no additional square footage to the Company's store base in 2000.

                      investing in tomorrow

During 1999, the Board authorized a share repurchase of five million shares, or about 3.5% of our common stock outstanding. Through the end of March 2000 we purchased a total of 3.7 million shares under this plan. The cash flow generation of our enterprise and our recent stock price performance allowed us to make a very attractive investment in our own Company.

The depressed valuation of our Company masks the very substantial progress that was made in 1999. However, we understand that our failure to increase earnings at our targeted level has severely penalized us in the market. In addition, the department store industry is trading at its lowest multiples of value in 15 years. We clearly are disappointed in the stock price, but we believe that executing the initiatives I have outlined should lead to a more appropriate valuation for this Company.

1999 was a year of transition for our Company.
We have laid the foundation for quality operating earnings growth of 12% to 15% over the next three years. While effectively executing the integration of Saks Fifth Avenue into our corporation and delivering the expected savings related to this integration, we failed to deliver on the comparable store sales growth plan in our department store business and to generate the improved earnings contribution expected from Saks Fifth Avenue. Those are the two principal reasons we failed to generate our planned earnings growth in 1999.
I am confident we now have the strategies and team in place to meet our objectives and regain our operating momentum in 2000.

Sincerely

/s/ R. Brad Martin
R. Brad Martin
Chairman of the Board and Chief Executive Officer
Saks Incorporated


This letter contains "forward-looking" information within the definition of the Federal securities laws. For a discussion of risk factors, refer to "Forward-Looking Information" contained in Management's Discussion and Analysis appearing on page 18 of this annual report.

[Blank page]

   SAKS INCORPORATED & SUBSIDIARIES FIVE-YEAR FINANCIAL SUMMARY

                                52 Weeks      52 Weeks        52 Weeks       52 Weeks        53 Weeks
                                  Ended        Ended            Ended         Ended          Ended
(In thousands, except          January 29,   January 30,     January 31,    February 1,     February 3,
 per share amounts)               2000         1999             1998          1997           1996
-----------------------------------------------------------------------------------------------------------
Consolidated Income Statement Data:
Net sales                       $6,423,819    $5,955,242      $5,508,728     $4,719,787      $4,240,585
Cost of sales                    4,022,522     3,788,794       3,477,770      3,001,914       2,718,504
-----------------------------------------------------------------------------------------------------------
    Gross margin                 2,401,297     2,166,448       2,030,958      1,717,873       1,522,081
Selling, general and
  administrative expenses        1,355,295     1,329,250       1,201,023      1,057,144         961,407
Other operating expenses           535,670       498,733         444,276        367,247         330,634
(Gains) losses from long-
  lived assets                      12,547        61,785            (134)         1,406         (36,058)
Merger and integration
  charges                           35,660       111,307          36,524         16,929          64,237
Year 2000 expenses                   5,917        10,437           6,590
ESOP expenses                                                      9,513          3,910           2,931
Expenses related to attempted
  Younkers takeover                                                                              10,017
-----------------------------------------------------------------------------------------------------------
    Operating income               456,208       154,936         333,166        271,237         188,913
Interest expense                  (138,968)     (110,971)       (113,685)      (114,881)       (141,725)
Other income (expense), net            140        22,201           2,330        (11,780)          4,051
-----------------------------------------------------------------------------------------------------------
    Income before provision
     (benefit) for income
     taxes and extraordinary
     items                         317,380        66,166         221,811        144,576          51,239
Provision (benefit) for
  income taxes                     118,476        41,181        (194,426)        50,998          48,914
-----------------------------------------------------------------------------------------------------------
Income before extraordinary
  items                            198,904        24,985         416,237         93,578           2,325
Extraordinary loss on early
  extinguishment of debt,
  net of taxes                      (9,261)      (25,881)        (11,323)       (12,746)         (8,051)
-----------------------------------------------------------------------------------------------------------
Net income                        $189,643         $(896)       $404,914        $80,832         $(5,726)
===========================================================================================================

Basic earnings per common share:
  Before extraordinary items         $1.38         $0.17           $3.03          $0.72           $0.00
  After extraordinary items          $1.32        $(0.01)          $2.94          $0.62          $(0.07)

Diluted earnings per common share:
  Before extraordinary items         $1.36         $0.17           $2.86          $0.70           $0.00
  After extraordinary items          $1.30        $(0.01)          $2.79          $0.60          $(0.07)

Weighted average common shares:
  Basic                            144,174       142,856         137,588        125,056         111,974
  Diluted                          146,056       146,383         149,085        132,583         113,309

Consolidated Balance Sheet Data:
Working capital                 $1,110,796      $887,875      $1,096,359       $951,752        $710,468
Total assets                    $5,098,952    $5,188,981      $4,270,253     $3,630,276      $2,899,565
Long-term debt, less
  current portion               $1,966,802    $2,110,395      $1,093,806       $863,475      $1,256,349
Subordinated debt                   $-----        $4,252        $286,964       $501,767        $150,505
Shareholders' equity            $2,208,343    $2,007,575      $1,944,529     $1,397,934        $691,059

               MANAGEMENT'S DISCUSSION AND ANALYSIS

Saks Incorporated (hereinafter the "Company") is a national retailer currently operating 359 premier and traditional department stores under the following names: Saks Fifth Avenue (61 stores), Proffitt's (31 stores), McRae's (30 stores), Younkers (51 stores), Parisian (43 stores), Herberger's (40 stores), Carson Pirie Scott ("Carson's") (32 stores), Bergner's (14 stores), Boston Store (11 stores), and Off 5th (46 stores). The Company also operates Saks Direct, which includes the Folio and Bullock & Jones catalogs.

The Company has experienced significant growth since 1994, principally through a series of acquisitions. The Company's major acquisitions are outlined below:

                                  Number of                                           Accounting
Name              Headquarters  Stores Acquired  Locations         Date Acquired       Treatment
----------------------------------------------------------------------------------------------------
McRae's             Jackson, MS       31          Southeast        March 31, 1994       Purchase
Younkers            Des Moines, IA    50           Midwest       February 3, 1996       Pooling
Parisian            Birmingham, AL    40      Southeast/Midwest   October 11, 1996      Purchase
Herberger's         St. Cloud, MN     37           Midwest       February 1, 1997       Pooling
Carson Pirie Scott, Milwaukee, WI     55           Midwest         January 31, 1998     Pooling
  Boston Store,
  and Bergner's
Saks Fifth Avenue  New York, NY       95          National      September 17, 1998      Pooling
 and Off 5th ("SFA")

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

Income statement information for each year presented has been restated to include the financial results of operations of all acquisitions which the Company accounted for under the pooling of interests method of accounting as if the acquired entity and the Company had operated as one since inception. The operations of acquisitions which were accounted for using the purchase method of accounting have been included in the income statements subsequent to their respective purchase dates. The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income, expressed as percentages of net sales (numbers may not total due to rounding):

                                         52 Weeks Ended       52 Weeks Ended        52 Weeks Ended
                                           January 29,          January 30,         January 31,
                                          2000 ("1999")       1999 ("1998")          1998 ("1997")
-------------------------------------------------------------------------------------------------
Net sales                                     100.0%               100.0%               100.0%
Cost of sales                                  62.6                 63.6                 63.1
-------------------------------------------------------------------------------------------------
    Gross margin                               37.4                 36.4                 36.9
Selling, general and
  administrative expenses                      21.1                 22.3                 21.8
Other operating expenses                        8.3                  8.4                  8.1
(Gains) losses from long-lived
  assets                                        0.2                  1.0                  0.0
Merger and integration charges                  0.6                  1.9                  0.7
Year 2000 expenses                              0.1                  0.2                  0.1
ESOP expenses                                    --                   --                  0.2
-------------------------------------------------------------------------------------------------
    Operating income                            7.1                  2.6                  6.0

Interest expense                               (2.2)                (1.9)                (2.1)
Other income (expense), net                     0.0                  0.4                  0.0
-------------------------------------------------------------------------------------------------
  Income before provision (benefit)
   for income taxes and extra-
   ordinary items                               4.9                  1.1                  4.0
Provision (benefit) for income taxes            1.8                  0.7                 (3.5)
-------------------------------------------------------------------------------------------------
  Income before extraordinary items             3.1                  0.4                  7.6
Extraordinary loss on early
  extinguishment of debt, net
  of taxes                                     (0.1)                (0.4)                (0.2)
-------------------------------------------------------------------------------------------------
Net income                                      3.0%                 0.0%                 7.4%
=================================================================================================

Net Sales

Sales, as previously reported in prior years, have been restated to exclude sales from leased departments and other sales with no effect on previously reported gross margin, operating income, net income, shareholders' equity or cash flows. Restated sales amounts represent only owned department sales and leased department commissions. Net sales increased by 7.9%, 8.1% and 16.7% in 1999, 1998 and 1997, respectively. The 1999 increase was primarily due to a comparable store sales increase of 2.6% and incremental revenues generated from new store additions and the 15 former Mercantile stores. The 1998 increase was due to a comparable store sales increase of 3.4% and new store additions during 1998 including the third and fourth quarter sales from the 15 former Mercantile stores. The 1997 increase was primarily due to a comparable store sales increase of 5.0% and new store additions during 1997, combined with the full year inclusion of Parisian which was acquired in October 1996.

Gross Margins

Gross margins were 37.4%, 36.4% and 36.9% of net sales in 1999, 1998 and 1997, respectively. The Company's cost of sales includes certain buying and distribution costs.
The increase in gross margin percent from 1998 to 1999 was primarily due to fewer markdowns taken in 1999 compared to those taken in 1998 related to aged and excessive quantities of inventory at SFA, recognized contemporaneously with the SFA acquisition. The reduced markdown activity was partially offset by a disproportionate amount of sales in the last two weeks of December 1999 and during January 2000, when the promotional and clearance activity was at its highest. The negative effect of the SFA markdowns taken in 1998 was partially offset by realized cost reductions resulting from enhanced buying power with core vendors, resulting in a slight decrease in margin from 1997 to 1998.

Management believes the merchandising operations of the business can be further enhanced through more effective controls and disciplines, through further intensification of its private brand program in both the SFA and department stores, and through distorting growth in higher margin rate businesses. While the Company anticipates that it will continue to emphasize premier national brands and exclusive designer labels in its stores, management's goal is to meaningfully increase the private brand business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") were 21.1%, 22.3% and 21.8% of net sales in 1999, 1998 and 1997, respectively. The decrease in 1999 to 21.1% from 22.3% in 1998 was primarily due to the absence in 1999 of charges related to SFA self insurance liabilities, real estate realignments and store closings, and conformity of delinquent accounts policies of SFA's proprietary credit card receivables to those of the Company, recognized in 1998 contemporaneously with the SFA acquisition. In addition, the Company realized synergies in 1999 which were partially offset by lower gains on the sale of proprietary credit card receivables. The increase in the SG&A percentage from 1997 to 1998 was primarily due to the aforementioned SFA charges recognized contemporaneously with the SFA acquisition.

Management identified synergies in conjunction with the Younkers, Parisian, Herberger's, Carson's and SFA business combinations. The implementation of these synergies reduced operating expenses by a total of approximately $20.0 million in 1997, $51.0 million in 1998, and $115.0 million in 1999. Cost reductions were achieved through the elimination of duplicate corporate expenses, economies of scale, implementation of best practices, and consolidation of certain administrative support functions.

Finance charge income and securitization gains derived from the Company's proprietary credit cards are included as a component of SG&A. Gross finance charge income (before allocation of finance charges to the third party purchasers of accounts receivable; see "Liquidity"), was $266.4 million, $261.5 million, and $213.5 million in 1999, 1998 and 1997, respectively. The increase since 1997 is due primarily to gains from the securitizations, the increase in sales, the increase in the number of proprietary accounts, and changes in certain credit card terms. The allocation of finance charges to the third party purchasers of accounts receivable totaled approximately $65.2 million in 1999, $66.9 million in 1998, and $47.3 million in 1997. Utilization of the Company's accounts receivable securitization programs increased each year presented (see "Liquidity") commensurate with the Company's growth in proprietary credit card sales and the securitization of Carson's accounts receivable beginning in February 1998.

Other Operating Expenses

Other operating expenses were 8.3%, 8.4% and 8.1% of net sales in 1999, 1998 and 1997, respectively. The increase in 1999 and 1998 over 1997 was primarily due to the additional amortization associated with the goodwill and intangibles recorded with the 1998 purchases of Brody Brothers Dry Goods Company, Inc. ("Brody's"), Bullock & Jones (a direct mail business and one retail store) and the 15 former Mercantile stores from Dillard's.

In addition to the incremental goodwill and intangibles amortization, the 1998 rate was negatively affected by incremental depreciation expense and rental expense from 20 new stores opened and acquired in the third and fourth quarters of 1998.

(Gains) Losses from Long-Lived Assets

Losses from long-lived assets in 1999 and 1998 of $12.5 and $61.8 million, respectively, were principally comprised of the write-off of the carrying amounts of relocated or closed stores, costs associated with terminating certain new store projects which did not meet the Company's investment return criteria and impairment charges related to abandoned or under-performing store locations. The 1998 charges were higher than the 1999 charges primarily as a result of the Company's review of the SFA real estate portfolio subsequent to the SFA merger.

Merger and Integration Charges

In connection with the Company's mergers with SFA, Carson's, Herberger's and Younkers and the acquisition of Parisian and the 15 former Mercantile stores, the Company incurred certain costs to effect the transactions and other costs to integrate and combine the operations of the companies.

For 1999, these costs totaled $35.7 million, or 0.6% of net sales. The 1999 charges were primarily comprised of (1) integration costs of which $27.4 million related to systems conversions, (2) $11.5 million related to severance and other benefits, and (3) a reduction in the 1998 estimated charges of $4.3 million.

For 1998, merger and integration costs totaled $111.3 million, or 1.9% of net sales. The 1998 costs were comprised of (1) $44.8 million of SFA merger transaction costs related principally to investment banking, legal and accounting fees, transfer taxes and other direct merger costs; (2) $42.4 million of integration charges associated with the SFA merger related principally to such items as severance, the consolidation of administrative operations and the write-off of redundant information technology systems and certain development projects; and (3) $24.1 million of continuing integration costs related to mergers and acquisitions from the prior two years, including the acquisition of the 15 former Mercantile stores in the third and fourth fiscal quarters of 1998.

For 1997, merger and integration costs totaled $36.5 million, or 0.7% of net sales. The 1997 charges were comprised of (1) $13.8 million of Carson's merger transaction costs related principally to investment banking, legal and accounting fees and other direct merger costs; (2) $17.3 million of integration charges associated with the Carson's merger related principally to such items as severance, the consolidation of administrative operations, and the write-off of duplicate assets; and (3) $12.4 million of continuing integration costs related to mergers and acquisitions from the prior two years offset by a $7.0 million decrease in the estimated costs to exit a SFA distribution facility.

Year 2000 Expenses

The Company incurred costs of $5.9, $10.4 and $6.6 million in 1999, 1998 and 1997, respectively, related to the required system upgrades, replacements and modifications to prepare for the year 2000 to prevent systems failure or business interruption. The Company also incurred costs to ensure compliance among suppliers and other third parties with which the Company conducts business transactions. The Company emphasized compliance on its critical business systems and developed the proper contingency plans for the year 2000 in the event of systems failure.

The Company experienced no system delays or interruptions on or after January 1, 2000 that related to non-compliance of systems within the Company or any of its suppliers or other third parties. Furthermore, the Company does not anticipate any non-compliance issues in the future that would result in a significant cost to the Company or delay to the business.

ESOP Expenses

Herberger's had an Employee Stock Ownership Plan ("ESOP") which was terminated on December 31, 1997. Charges related to the ESOP totaled $9.5 million, or 0.2% of net sales, in 1997. Of this total, $7.9 million related to the termination of the plan.

Interest Expense

Total interest expense was $139.0 million, $111.0 million and $113.7 million in 1999, 1998 and 1997, respectively. Interest expense as a percentage of net sales was 2.2%, 1.9% and 2.1% for 1999, 1998 and 1997, respectively. The increase in interest expense in 1999 compared to 1998 was due to (1) higher average levels of borrowing throughout the year due to debt increases required to fund the acquisition of the 15 former Mercantile stores, capital expenditures and working capital and (2) higher average borrowing rates due to more long-term fixed rate debt versus short-term variable rate debt. The decrease in interest expense in 1998 compared to 1997 was primarily the result of (1) exchanging high interest rate debt of SFA (REMIC certificates, SFA revolver) with lower interest rate debt of the Company; (2) replacing the Carson's accounts receivable debt facility with the Company's accounts receivable securitization program; and (3) lower interest rates on the Company's revolving credit facilities. These decreases in interest expense were offset by increased borrowing costs associated with the third and fourth quarter acquisition of the 15 former Mercantile stores, increased capital and inventory investments throughout 1998 and the Company's election to issue long-term fixed rate securities in the public debt markets with the proceeds utilized to pay down outstanding borrowings under the revolving credit facility which was being assessed interest at short-term floating interest rates.

Other Income (Expense), Net

In 1998, the Company recorded other income of $22.2 million, or 0.4% of net sales, which was principally comprised of $42.5 million for the favorable settlement of pending litigation between Carson's and Bank One, Wisconsin related to Carson's 1991 Chapter 11 bankruptcy filing, offset by charges of $17.4 million related to the termination of certain interest rate hedging agreements.

Income Taxes

In 1999, 1998 and 1997, the effective income tax rates differ from the statutory tax rates principally due to non-deductible goodwill amortization, ESOP charges and merger related costs. In 1997, the Company recognized a $294.8 million deferred income tax benefit in the fourth quarter. The benefit reflects the elimination of the valuation allowance relating to the tax benefit of SFA's net operating loss carryforwards. The realization of this income tax benefit also enabled SFA to reduce goodwill by $34.5 million due to SFA recording certain assets and liabilities at their date of acquisition for financial reporting purposes which were not recognized for income tax purposes.

Income Before Extraordinary Items

Income before extraordinary loss on early extinguishment of debt was $198.9 million in 1999, or 3.1% of net sales, $25.0 million in 1998, or 0.4% of net sales, and $416.2 million in 1997, or 7.6% of net sales.

Extraordinary Items

In 1999, the Company prepaid the remaining $236.0 million in SFA
REMIC certificates, which resulted in an extraordinary loss of approximately $9.3 million, net of taxes.

In 1998, primarily as a result of the SFA merger, the Company completed various balance sheet restructuring transactions that were designed to enhance liquidity, strengthen the Company's balance sheet and position the Company for future growth. These transactions included (1) the repurchase of the Company's $125.0 million, 8.125% senior notes, due 2004; (2) the replacement of the $600.0 million revolving credit facility with a $750.0 million five-year revolving credit facility and a $750.0 million 364 day revolving credit facility that included a four-year term-out option; (3) the repurchase of approximately $272.0 million of the SFA 5.50% convertible subordinated notes; (4) the repayment and subsequent cancellation of the SFA revolving credit facility and some other property leases; and (5) the repurchase of the $65.0 million of SFA REMIC certificates. As a result of these five transactions, the Company incurred an extraordinary loss on early extinguishment of debt of $25.9 million, net of taxes. The Company replaced the majority of this cancelled debt with fixed term senior notes (see "Liquidity and Capital Resources" for discussion of debt issued in 1998).

During 1997, the Company made certain modifications to its capital structure, including retiring approximately $114.0 million of 9.875% Parisian Senior Subordinated Notes due 2003, prepaying approximately $15.0 million of 11.0% Junior Subordinated Notes, prepaying certain mortgages and replacing the Company's existing revolving credit and working capital facilities with a new revolving credit facility. As a result of this early extinguishment of debt, certain costs were written off resulting in a loss of $11.3 million, net of taxes.

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

Liquidity and Capital Resources

CASH FLOW
The Company's primary needs for liquidity are to acquire, renovate or construct new stores and to provide working capital for new and existing stores. The Company anticipates that cash generated from operating activities, ongoing sales of receivables under the securitization programs, and additional borrowings will be sufficient to meet its financial commitments and to capitalize on opportunities for future new store growth.

Cash provided by operating activities was $209.7 million in 1999, $522.9 million in 1998 and $209.3 million in 1997. Cash provided by operating activities principally represented income before depreciation and amortization charges, the non-cash portion of extra-ordinary losses and losses from long-lived assets and changes in working capital. The increase from 1997 to 1998 and decrease from 1998 to 1999 was primarily related to the sale of the Carson's receivables in February 1998 into the Company's accounts receivable securitization facility.

Cash used in investing activities was $407.8 million in 1999, $943.7 million in 1998 and $319.0 million in 1997. Cash used in investing activities principally consists of business acquisitions, construction of new stores and the renovation and expansion of existing stores. The increase in 1998 was primarily due to the acquisition of former Mercantile stores from Dillard's in October and December 1998.

Cash provided by financing activities for 1999, 1998 and 1997 totaled $184.9 million, $402.6 million and $83.6 million, respectively. The increase from 1997 to 1998 and decrease from 1998 to 1999 was principally comprised of the 1998 issuance of $1.1 billion in senior notes and an increase in the Company's revolving credit facilities balance to fund (1) the 1998 acquisition of the 15 former Mercantile stores; (2) the 1998 repayment of the Carson's $125.0 million receivables facility;
(3) the 1998 repayment of the Company's $125.0 million, 8.125% senior notes; (4) the repayment of $114.0 million of SFA convertible debentures; and (5) the repayment of $236.0 million of REMIC certificates (see "Capital Structure" discussion below).

The availability of net operating loss carryforwards and other tax benefits generated in prior years by SFA and Carson's will enable the Company to reduce its cash requirements for income tax payments in the next several years.

NATIONAL BANK OF THE GREAT LAKES
On January 31, 1998, in connection with the Company's acquisition of Carson's, the Company acquired National Bank of the Great Lakes (the "Bank"), which is a wholly owned subsidiary of the Company. Immediately after this acquisition, the Company contributed all of its proprietary credit card accounts and account balances to the Bank. As a result, the Bank became the sole owner of the Company's proprietary credit card accounts maintained for customers of the Company and also sells 100% of the accounts receivable generated by these accounts to the Company's special purpose subsidiaries.

Effective September 1998, all of the Company's proprietary credit cards are issued by the Bank. The Bank has the ability to assess uniform finance charges (including late fees) for all of the Bank's credit card customers.

ACCOUNTS RECEIVABLE SECURITIZATION
All accounts receivable generated by the Company's proprietary credit cards are sold to wholly owned special purpose subsidiaries of the Company. The special purpose subsidiaries transfer the receivables, with limited recourse, to either a credit card related trust or a bank conduit facility in exchange for cash and subordinated certificates representing undivided interests in the pool of receivables. These facilities subsequently issue certificates of beneficial interest, also representing undivided interests in the pool of receivables, to investors. At January 29, 2000, the funding capacity consisted of approximately $1.3 billion of which $897.2 million were fixed rate certificates and $400.0 million were variable rate certificates.

CAPITAL STRUCTURE
As of January 29, 2000, the Company's total debt outstanding consisted of $159.0 million outstanding on its revolving credit facilities, $155.1 million outstanding under various capital leases, $10.5 million of mortgage debt and $1.65 billion in senior notes with maturities ranging from 2004 to 2019. Total indebtedness of $1,974.6 million represented a debt to total capitalization percentage of 47.2% and a decrease of $151.3 million from total debt outstanding in 1998. After adjusting 1998 debt for the REMIC repurchase transaction, total long-term debt increased $199.9 million. This increase of $199.9 million was used primarily to fund capital expenditures related to new stores, renovations and expansions. During 1999, the Company issued $200 million in 7.375% senior notes that mature in 2019 and $350 million in 7.0% senior notes that mature in 2004. Proceeds of both were used to refinance borrowings under the Company's revolving credit facilities.

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

During 1998, primarily resulting from the SFA merger and the acquisition of the stores from Dillard's, the Company implemented a comprehensive capital restructure program designed to reduce the Company's level of secured indebtedness, create a more appropriate fixed to floating interest rate balance, lengthen the duration of debt capital and increase overall liquidity. The restructuring process included numerous capital transactions throughout 1998. In September 1998, the Company completed a tender offer for the $125.0 million, 8.125% senior notes, repurchased $65.0 million of the SFA REMIC certificates and replaced its $600.0 million revolving credit facility with two $750.0 million revolving credit facilities, with 364 days and five-year terms. In connection with the revolving credit facility restructuring, the Company terminated and repaid the SFA credit facility and the SFA real estate operating lease agreement. In November 1998, the Company issued $850.0 million in senior notes, which were comprised of $500.0 million, 8.25% notes, due 2008, and $350.0 million, 7.25% notes, due 2004, and repurchased $267.7 million of SFA's convertible subordinated notes, due 2006. In December 1998, the Company issued $250.0 million, 7.50% notes, due 2010.

CAPITAL NEEDS
The Company estimates capital expenditures for 2000 will approximate $325 million, primarily for the construction of new store openings in 2000, initial construction work on stores expected to open in 2001, several store expansions and renovations, construction of the Company's new southern distribution facility, enhancements to management information systems and regular maintenance capital expenditures.

The Company anticipates its capital expenditures and working capital requirements relating to planned new and existing stores will be funded through cash provided by operations, ongoing sales of receivables under the securitization programs and additional borrowings. The Company expects to generate adequate cash flows from operating activities to sustain current levels of operations. The Company maintains favorable banking relations and anticipates that the necessary credit agreements will be extended or new agreements will be entered into in order to provide future borrowing requirements as needed. The Company also believes it has access to a variety of capital markets.

SHARE REPURCHASE PROGRAM
In August 1999, the Company authorized a share repurchase plan of up to five million shares. Through January 29, 2000, the Company had repurchased 2,004 shares for an aggregate amount of $33.3 million. Through March 31, 2000, the Company had purchased an additional 1,711 shares for an aggregate amount of $20.5 million. The Company anticipates completing the program during fiscal 2000.

DISTRIBUTION FACILITIES AND DIVISIONAL CONSOLIDATION
In June 1999, the Company announced the consolidation of its three southern distribution facilities currently serving the Proffitt's, McRae's and Parisian stores into a new state-of-the-art facility to be located in Steele, Alabama. This facility is expected to cost approximately $30 million and should be completed by fall of 2000 and fully operational by mid-year 2001.

Subsequent to year end, the Company announced plans to merge the merchandising, advertising, marketing and sales support functions of its McRae's division into the Proffitt's division and its Herberger's division into the Carson division. Charges relating to these consolidations will include severance, relocation, system conversions and property write-offs and are expected to total approximately $10 million after tax in 2000, the majority of which will be a cash charge.

Segment Reporting

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The objective of this statement is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates. The statement provides companies the opportunity to aggregate two or more operating segments into a single operating segment if the segments have similar characteristics. In applying SFAS No. 131, the Company identified three reportable segments, which are as follows: department stores, furniture and direct business. The department store segment includes all department stores which the Company operates as well as the Company's proprietary credit card operation. The Company's proprietary credit card operation is considered an integral component of the department store segment, as its primary purpose is to support and enhance this segment's retail operations. The Company's furniture segment includes the Company's five free-standing furniture stores as well as furniture departments within existing department stores. The direct business includes the Company's direct marketing catalogs of Folio and Bullock & Jones and all electronic commerce business in connection with the development of the Company's new retail website, saksfifthavenue.com. The combined operations of the furniture and direct business segments represent less than three percent of the Company's total revenues, assets and operating profit. As a consequence, the results of operations of these two segments are not segregated, and thus the three identified segments are combined within the consolidated financial statements of the Company. The Company anticipates that the direct business will become a more significant segment when the Company launches the saksfifthavenue.com website and will be disclosed separately from department stores in Fiscal 2000.

New Accounting Pronouncements


In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amended the effective date provisions of SFAS No. 133. The new statement defers application of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Thus, SFAS No. 133 will be effective for the Company in the first quarter of fiscal year 2001, and the Company is in the process of ascertaining the effect this new standard will have on its financial statements.

Forward-Looking Information

Certain information presented in this report addresses future results or expectations and is considered "forward-looking" information within the definition of the Federal securities laws. Forward-looking statements can be identified through the use of words such as "may," "will," "intend," "plan," "project," "expect," "anticipate," "should," "would," "believe," "estimate," "contemplate," "possible," and "point." The forward-looking information is premised on many factors. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management's assumptions.

The forward-looking information and statements are based on a series of projections and estimates and involve certain risks and uncertainties. Potential risks and uncertainties include such factors as: the level of consumer spending for apparel and other merchandise carried by the Company and its ability to respond quickly to consumer trends; adequate and stable sources of merchandise; the competitive pricing environment within the department and specialty store industries as well as other retail channels; favorable customer response to planned changes in customer service formats; the effectiveness of planned advertising, marketing and promotional campaigns; favorable customer response to increased relationship marketing efforts and the Company's proprietary credit card loyalty programs; appropriate inventory management; effective and timely execution of home office consolidations; reduction of corporate overhead; effective operations of the Company's national bank's credit card operations; changes in interest rates; and a successful launch of saksfifthavenue.com. For additional information regarding these and other risk factors, please refer to the Company's public filings with the Securities and Exchange Commission which may be accessed via EDGAR through the Internet at www.sec.gov.

Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

          SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED
                       STATEMENTS OF INCOME

                                                                 Year Ended
----------------------------------------------------------------------------------------------------
                                                 January 29,      January 30,            January 31,
(In thousands, except per share amounts)            2000              1999                  1998
----------------------------------------------------------------------------------------------------
Net Sales                                        $6,423,819        $5,955,242            $5,508,728
Cost of sales                                     4,022,522         3,788,794             3,477,770
----------------------------------------------------------------------------------------------------
Gross margin                                      2,401,297         2,166,448             2,030,958

Selling, general and administrative
  expenses                                        1,355,295         1,329,250             1,201,023
Other operating expenses
  Property and equipment rentals                    187,829           181,966               157,018
  Depreciation and amortization                     178,775           155,361               136,119
  Taxes other than income taxes                     155,724           150,839               134,121
  Store pre-opening costs                            13,342            10,567                17,018
(Gains) losses from long-lived assets                12,547            61,785                  (134)
Merger and integration charges                       35,660           111,307                36,524
Year 2000 expenses                                    5,917            10,437                 6,590
ESOP expenses                                           ---               ---                 9,513
----------------------------------------------------------------------------------------------------
    Operating Income                                456,208           154,936               333,166

Interest expense                                   (138,968)         (110,971)             (113,685)
Other income (expense), net                             140            22,201                 2,330
----------------------------------------------------------------------------------------------------
  Income before Provision (Benefit) for Income
    Taxes and Extraordinary Items                   317,380            66,166               221,811
Provision (benefit) for income taxes                118,476            41,181              (194,426)
----------------------------------------------------------------------------------------------------
    Income before Extraordinary Items               198,904            24,985               416,237
Extraordinary loss on early extinguishment
  of debt, net of taxes                              (9,261)          (25,881)              (11,323)
----------------------------------------------------------------------------------------------------
Net Income                                         $189,643             $(896)             $404,914
====================================================================================================

Earnings per common share:
  Basic earnings per common share before
    extraordinary loss                                $1.38             $0.17                 $3.03
  Extraordinary loss                                  (0.06)            (0.18)                (0.09)
----------------------------------------------------------------------------------------------------
  Basic earnings per common share                     $1.32            $(0.01)                $2.94
====================================================================================================

  Diluted earnings per common share
    before extraordinary loss                         $1.36             $0.17                 $2.86
  Extraordinary loss                                  (0.06)            (0.18)                (0.07)
----------------------------------------------------------------------------------------------------
  Diluted earnings per common share                   $1.30            $(0.01)                $2.79
====================================================================================================

Weighted average common shares
  Basic                                             144,174           142,856               137,588
  Diluted                                           146,056           146,383               149,085

The accompanying notes are an integral part of these consolidated financial statements.

          SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED
                          BALANCE SHEETS

                                                             January 29,        January 30,
(In thousands)                                                 2000                1999
------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                                   $19,560             $32,752
  Retained interest in accounts receivable                    202,134             159,596
  Merchandise inventories                                   1,487,783           1,390,279
  Other current assets                                        122,983             126,329
  Deferred income taxes                                        62,198              83,958
------------------------------------------------------------------------------------------
  Total Current Assets                                      1,894,658           1,792,914

Property and Equipment, net of depreciation                 2,350,543           2,111,965
Goodwill and Intangibles, net of amortization                 578,001             592,887
Deferred Income Taxes                                         213,204             249,816
Cash Placed in Escrow for Debt Redemption                        ---              363,753
Other Assets                                                   62,546              77,646
------------------------------------------------------------------------------------------
  Total Assets                                             $5,098,952           $5,188,981
==========================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                                     $235,967            $360,388
  Accrued expenses                                            436,478             411,505
  Accrued compensation and related items                       57,259              78,009
  Sales taxes payable                                          46,387              39,614
  Current portion of long-term debt                             7,771              15,523
------------------------------------------------------------------------------------------
Total Current Liabilities                                     783,862             905,039

Long-Term Debt                                              1,966,802           2,110,395

Other Long-Term Liabilities                                   139,945             165,972

Commitments and Contingencies

Shareholders' Equity
  Common stock                                                 14,281              14,401
  Additional paid-in capital                                2,103,001           2,099,243
  Accumulated other comprehensive loss                           ---               (7,487)
  Retained earnings (accumulated deficit)                      91,061             (98,582)
------------------------------------------------------------------------------------------
  Total Shareholders' Equity                                2,208,343           2,007,575
------------------------------------------------------------------------------------------
  Total Liabilities and Shareholders' Equity               $5,098,952          $5,188,981
==========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

          SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED
          STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                   Retained
                                                      Additional    Earnings                  Total
                                           Common      Paid-in    (Accumulated            Shareholders'
(In thousands)                              Stock      Capital      Deficit)     Other        Equity
--------------------------------------------------------------------------------------------------------
Balance at February 1, 1997                $10,776    $1,899,703   $(502,600)   $(9,945)    $1,397,934
  Net income                                                         404,914                   404,914
  Issuance of common stock                     144        24,839                                24,983
  Income tax benefits related to
    exercised stock options                                7,319                                 7,319
  Decrease in tax valuation allowance                     16,000                                16,000
  Stock compensation                             9         1,451                    167          1,627
  Purchases and retirements of stock           (53)      (13,043)                              (13,096)
  Conversion of 4.75% subordinated
    debentures                                 202        86,082                                86,284
  2-for-1 split                              3,070        (3,070)                                 ---
  Termination of ESOP                                      8,786                  9,778         18,564
----------------------------------------------------------------------------------------------------

Balance at January 31, 1998                 14,148     2,028,067     (97,686)      ---       1,944,529
  Net loss                                                              (896)                     (896)
  Change in minimum pension liability                                            (7,487)        (7,487)
----------------------------------------------------------------------------------------------------
    Comprehensive Income                                                                        (8,383)
----------------------------------------------------------------------------------------------------
Issuance of common stock                       228        37,481                                37,709
  Income tax benefits related to
    exercised stock options                               16,444                                16,444
  Decrease in tax valuation allowance                     16,000                                16,000
  Stock compensation                            27         1,723                                 1,750
  Purchases and retirements of stock            (2)         (472)                                 (474)
----------------------------------------------------------------------------------------------------

Balance at January 30, 1999                 14,401     2,099,243     (98,582)    (7,487)     2,007,575
  Net income                                                         189,643                   189,643
  Change in minimum pension liability                                             7,487          7,487
----------------------------------------------------------------------------------------------------

    Comprehensive Income                                                                       197,130
----------------------------------------------------------------------------------------------------

  Issuance of common stock                      44        10,166                                10,210
  Income tax benefits related to
    exercised stock options                                4,942                                 4,942
  Decrease in tax valuation allowance                     16,000                                16,000
  Stock compensation                            36         5,766                                 5,802
  Purchases and retirements of stock          (200)      (33,116)                              (33,316)
----------------------------------------------------------------------------------------------------
Balance at January 29, 2000                $14,281    $2,103,001     $91,061        $---    $2,208,343
====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

          SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED
                     STATEMENTS OF CASH FLOWS

                                                                     Year Ended
---------------------------------------------------------------------------------------------------
                                                 January 29,          January 30,     January 31,
(In thousands)                                      2000                 1999           1998
---------------------------------------------------------------------------------------------------
Operating Activities
  Net income (loss)                                $189,643             $(896)        $404,914
  Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
    Extraordinary loss on extinguishment
      of debt                                         7,310            14,599            8,356
    Depreciation and amortization                   178,775           155,361          136,119
    Recognition of NOL carryforwards                    ---               ---         (294,846)
    Deferred income taxes                            69,595            14,926           32,851
    (Gains) losses on long-lived assets
      and merger and integration items               12,547            79,617             (134)
    ESOP expenses                                       ---               ---            8,786
    Restructuring items                                 ---               ---             (800)
    Changes in operating assets and liabilities:
      Retained interest in accounts
         receivable                                 (42,538)          293,948          (18,327)
      Merchandise inventories                      (101,848)         (127,203)        (175,912)
      Other current assets                            3,346            (8,112)          27,704
      Accounts payable and accrued
         liabilities                               (108,395)           97,302           99,352
      Other operating assets and
         liabilities                                  1,313             3,397          (18,758)
--------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities           209,748           522,939          209,305
--------------------------------------------------------------------------------------------------

Investing Activities
  Purchases of property and equipment              (430,348)         (421,062)        (346,876)
  Proceeds from sale of assets                       22,514             2,500          27,851
  Acquisitions of Mercantile stores,
    Brody's and Bullock & Jones                        ---           (525,117)            ---
--------------------------------------------------------------------------------------------------
  Net Cash Used in Investing Activities            (407,834)         (943,679)        (319,025)
--------------------------------------------------------------------------------------------------

Financing Activities
  Proceeds from long-term borrowings                550,000         1,100,000          175,546
  Payment of REMIC certificates                    (235,841)              ---              ---
  Payments on long-term debt and capital
    lease obligations                               (16,504)         (506,960)        (258,802)
  Change in cash placed in escrow for
    debt redemption                                 363,753          (363,753)             ---
  Net borrowings (repayments) under
    credit and receivables facilities              (449,000)          136,250          148,142
  Proceeds from issuance of stock                     5,802            37,565           23,185
  Purchases and retirements of common
     stock                                          (33,316)             (474)         (13,096)
  ESOP loan repayment                                   ---               ---            9,778
  Payments to shareholders                              ---               ---           (1,124)
---------------------------------------------------------------------------------------------------
  Net Cash Provided by Financing
    Activities                                      184,894           402,628          83,629
---------------------------------------------------------------------------------------------------
Decrease in Cash and Cash Equivalents               (13,192)          (18,112)         (26,091)
Cash and Cash Equivalents at Beginning
  of Year                                            32,752            50,864           76,955
---------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year            $19,560           $32,752          $50,864
===================================================================================================

Non-cash investing and financing activities are further described in the accompanying notes.

The accompanying notes are an integral part of these consolidated financial statements.

      SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
             (In Thousands, Except Per Share Amounts)

Note.1.
Organization

Saks Incorporated (the "Company") is a national retailer operating department stores under the following names: Saks Fifth Avenue, Proffitt's, McRae's, Younkers, Parisian, Herberger's, Carson Pirie Scott ("Carson's"), Bergner's, Boston Store and Off 5th. The Company also operates Saks Direct, which includes the Folio and Bullock & Jones catalogs.

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

In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported financial statements to conform with the financial statement presentation of the current period. These reclassifications have no effect on previously reported net income, shareholders' equity or cash flows.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. These consolidated financial statements have been restated to include the financial position and results of operations of all acquisitions that the Company accounted for under the pooling of interests method of accounting as if the acquired entity and the Company had operated as one entity since inception. For acquisitions accounted for under the purchase method of accounting, the consolidated financial statements include the financial position and results of operations subsequent to their respective purchase dates. See Note 3, Mergers and Acquisitions, for further discussion of business combination transactions.

Note.2.
Summary of Significant Accounting Policies

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 1999, 1998, and 1997 contain 52 weeks and ended on January 29, 2000, January 30, 1999 and January 31, 1998, respectively.

NET SALES
Net sales include sales of merchandise and services, net of returns and exclusive of sales tax. Sales, as previously reported in prior years, have been restated to exclude leased departments and other sales with no impact on previously reported gross margin, operating income, net income, shareholders' equity or cash flows. Restated sales amounts represent only owned department sales and leased department commissions. Sales of leased departments were $244,806 in 1999, $259,615 in 1998 and $255,425 in 1997. Revenues from leased departments were $36,665, $38,348 and $37,806 in 1999, 1998 and 1997, respectively, and are included in net sales.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of deposits with banks and financial institutions that have maturities, when purchased, of three months or less. Cash equivalents are stated at cost, which approximates fair value. On February 10, 1999, the Company prepaid the remaining $236,000 of SFA real estate indebtedness ("REMIC certificates") for which the Company funded $363,753 into an escrow account on January 29, 1999. The escrow funds are classified as cash placed in escrow for debt redemption on the consolidated balance sheet. The amount funded to the escrow account differs from the amount prepaid due to the requirement to fund REMIC certificates owned by outside parties as well as approximately $95,000 of REMIC certificates owned by the Company, prepayment premiums and accrued interest. When the escrow account was relieved on February 10, 1999 with the prepayment of the REMIC certificates, approximately $95,000 was refunded to the Company and the remaining funds satisfied accrued interest and the prepayment premiums.

RETAINED INTEREST IN ACCOUNTS RECEIVABLE
The Company's credit card bank, National Bank of the Great Lakes, provides credit to and performs ongoing credit evaluations of its customers. Concentration of credit risk is limited because of the large number of customers and their dispersion throughout the United States and other countries.

The Company's credit card bank sells its credit card receivables to wholly owned special purpose subsidiaries of the Company. Gains or losses on the sale of the receivables depend in part on the previous carrying amount of retained interests allocated in proportion to their fair values. The Company estimates fair value based on the present value of future cash flows expected under management's best estimates of assumptions including finance charge income, credit losses, payment rates and discount rates commensurate with the risks involved. Due to the short-term nature of the proprietary credit card portfolio, the carrying value of the Company's retained interest approximates fair value. The Company retains the servicing rights to all receivables sold to the special purpose subsidiaries and trusts.

MERCHANDISE INVENTORIES
At January 29, 2000, merchandise inventories are stated at the lower of cost or market (retail last-in, first-out ["LIFO"] for all inventories except direct mail inventories which are presented under the FIFO cost method) and include freight and certain buying and distribution costs. At January 30, 1999, merchandise inventories were stated at the lower of cost or market (retail LIFO for non-SFA inventories and retail FIFO for SFA inventories). The change in method of accounting for SFA inventories had no effect on 1999 net income. At January 29, 2000 and January 30, 1999, the LIFO value of inventories exceeded market value, and as a result inventory was stated at the lower market amount. At January 29, 2000 and January 30, 1999, non-LIFO inventories were $27,893 and $554,678, respectively.

Consignment merchandise on hand of $87,384 and $105,536 at January 29, 2000 and January 30, 1999, respectively, is not reflected in the consolidated balance sheets.

ADVERTISING
Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized over the estimated life of the catalog. Direct response advertising amounts included in other current assets in the consolidated balance sheets at January 29, 2000 and January 30, 1999 were $15,403 and $5,451, respectively. All other advertising and sales promotion costs are expensed in the period incurred. Advertising expenses were $212,045, $190,143 and $192,154 in 1999, 1998 and
1997, respectively.

STORE PRE-OPENING COSTS
Store pre-opening costs are expensed when incurred.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements primarily are depreciated over 20 to 40 years while fixtures and equipment primarily are depreciated over 5 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or their related lease terms. Gains or losses on the sale of assets are recorded at disposal. Costs incurred for the development of internal computer software are capitalized and amortized using the straight-line method over 3 to 7 years. Costs incurred in the discovery and post-implementation stages of obtaining internal computer software are expensed as incurred except when capitalization is required. Costs incurred for the Year 2000 assessment and resulting software modifications were expensed as incurred. The carrying value of property and equipment is periodically reviewed and adjusted by the Company whenever events or changes in circumstances indicate that the estimated fair value is less than the carrying amount.

GOODWILL AND INTANGIBLES
The Company has allocated the purchase price of purchase transactions first to identifiable tangible assets and liabilities based on estimates of their fair value, with the remainder allocated to intangible assets and goodwill. Amortization of goodwill and intangibles is provided on a straight-line basis over the respective lives of the various intangible assets ranging from 5 to 40 years. In 1998, the Company completed three purchase transactions with resulting goodwill and intangibles additions. The Company's purchases of Brody Brothers Dry Goods (six department stores in North Carolina), Bullock & Jones and 15 former Mercantile store locations from Dillard's resulted in 1998 goodwill and intangible additions of approximately $270,000. In 1997, the Company recorded a net reduction of goodwill of $34,525 due to the recognition of the tax benefit generated from differences for financial statement purposes and income tax regulations in the recording of various assets and liabilities at acquisition. The Company recognized amortization expense of $17,593, $11,601 and $10,064 in 1999, 1998 and 1997, respectively. As of January 29, 2000 and January 30, 1999, the accumulated amortization of goodwill and intangible assets was $56,663 and $39,070, respectively.

At each balance sheet date or as changes in circumstances arise, the Company evaluates the recoverability of goodwill and intangible assets based upon utilization of the assets and expectations of related cash flows. Based upon its most recent analysis, the Company believes that no impairment of remaining goodwill and intangibles exists at January 29, 2000. In 1999, the Company recorded charges of $6,000, related to dispositions and impairments of goodwill and intangibles which are included in (gains) losses from long-lived assets in the statement of income.

DERIVATIVES POLICY
The Company uses financial derivatives only to manage risk in conjunction with specific business transactions.

The Company participates in interest rate cap agreements to limit its exposure to adverse movements in interest rates related to planned debt issuances and floating rate debt costs associated with its various financing activities and accounts receivable securitization. In March 2000, the Company terminated these agreements. Additionally, the Company has entered into interest rate swap agreements to convert a portion of its fixed rate senior notes to variable rate debt. The financial institutions associated with these agreements are considered to be major, well-known institutions. In 1998, and as a result of the merger with SFA, the Company terminated two interest rate agreements. As a result of terminating these two agreements, the Company recorded charges of $17,400 in 1998, which are included in other income (expense) in the consolidated statements of income.

STOCK-BASED COMPENSATION AND EMPLOYEE STOCK OWNERSHIP PLANS
The Company records compensation expense for all stock-based compensation plans using the intrinsic value method. Compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the option on the measurement date. Pro forma disclosures of net income and earnings per share are presented in Note 11, as if the fair value method had been applied.

INCOME TAXES
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE
Basic earnings per share ("EPS") have been computed based on the weighted average number of common shares outstanding.

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

                                                       1999
---------------------------------------------------------------------------
                                                                     Per
                                                                    Share
                                           Income        Shares     Amount
---------------------------------------------------------------------------
Basic EPS
Income before
  extraordinary loss                        $198,904      144,174     $1.38

Effect of Dilutive Securities
Stock options                                               1,882
---------------------------------------------------------------------------
Diluted EPS
Income before
  extraordinary loss                        $198,904      146,056     $1.36
===========================================================================



                                                       1998
---------------------------------------------------------------------------
                                                                     Per
                                                                    Share
                                           Income        Shares     Amount
---------------------------------------------------------------------------
Basic EPS
Income before
  extraordinary loss                         $24,985      142,856     $0.17

Effect of Dilutive Securities
Stock options                                               3,527
---------------------------------------------------------------------------
Diluted EPS
Income before
  extraordinary loss                         $24,985      146,383     $0.17
===========================================================================


                                                       1997
---------------------------------------------------------------------------
                                                                     Per
                                                                    Share
                                           Income        Shares     Amount
---------------------------------------------------------------------------
Basic EPS
Income before
  extraordinary loss                        $416,237      137,588     $3.03

Effect of Dilutive Securities
Stock options                                               3,438
Convertible subordinated
  notes/debentures                            10,664        8,059
---------------------------------------------------------------------------
Diluted EPS
Income before
  extraordinary loss                        $426,901      149,085     $2.86
===========================================================================

SEGMENT REPORTING
The Company has identified three reportable segments of business activity, which are as follows: department stores, furniture and the direct response business. The department store segment includes all department stores which the Company operates as well as the Company's proprietary credit card operation. The Company's proprietary credit card operation is considered an integral component of the department store segment, as its primary purpose is to support and enhance this segment's retail operations. The Company's furniture segment includes the Company's five free-standing furniture stores as well as furniture departments within existing department stores. The direct response business includes the Company's direct marketing catalogs of Folio and Bullock & Jones and all electronic commerce business in connection with the development of the Company's new retail website, saksfifthavenue.com. The combined operations of the furniture and direct response business segments represent less than three percent of the Company's total revenues, assets and operating profit. As a consequence, the results of operations of these two segments are not segregated, and thus three identified segments are combined within the consolidated financial statements of the Company.

COMPREHENSIVE INCOME
Components of the Company's comprehensive income for 1999 include net income of $189,643 and the adjustment to relieve the minimum pension liability adjustment of $7,487, net of taxes. Components of the Company's comprehensive income for 1998 include the net loss of $896 and a minimum pension liability adjustment of $7,487, net of taxes, as presented in the consolidated statements of shareholders' equity. The Company had no components of comprehensive income in 1997.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date provisions of SFAS No. 133 for the Company to the first quarter of 2001. The Company is in the process of ascertaining the effect that this new standard will have on its financial statements.

Note.3.
Mergers and Acquisitions

The Company has experienced significant growth since 1994, primarily through a series of acquisitions. The Company's significant acquisitions are outlined below:

                                       Date             Accounting      Shares     Purchase
        Acquired Company             Acquired          Treatment        Issued       Price
-----------------------------------------------------------------------------------------------
       McRae's                 March 31, 1994           Purchase          872     $  256,000
       Younkers                February 3, 1996         Pooling        17,632
       Parisian                October 11, 1996         Purchase        5,894     $  517,000
       Herberger's             February 1, 1997         Pooling         8,000
       Carson Pirie Scott      January 31, 1998         Pooling        27,565
       Saks Holdings           September 17, 1998       Pooling        52,500

Additionally, the Company acquired 15 former Mercantile stores, including inventories and proprietary credit card accounts and receivables, from Dillard's in the third and fourth quarters of 1998 for the aggregate purchase price of $482,000.

Note.4.
Accounts Receivable Securitizations

National Bank of the Great Lakes ("the Bank"), a wholly owned credit card bank, issues all proprietary credit cards to the Company's customers and makes all credit card loans. The Company and the Bank have entered into agreements to securitize a majority of the credit card receivables, which the Bank sells to the Company's special purpose subsidiaries. The securitization of receivables involves the continual transfer of receivables with limited recourse from the Company's wholly owned special purpose subsidiaries to either a credit card related trust or a bank conduit facility in exchange for cash and subordinated certificates representing undivided interests in the pool of receivables. These facilities subsequently issue certificates of beneficial interest, also representing undivided interests in the pool of receivables, to investors. The third party interest in the credit card related trusts was $1,167,975 and $1,159,136 at January 29, 2000 and January 30, 1999, respectively.

The Company has the ability to issue securities in fixed or variable denominations with fixed or variable implicit discount rates. At January 29, 2000, the Company had available the following funding sources:

                          Amount Outstanding    Average Implicit  Funding
     Funding Capacity      January 29, 2000       Discount Rate    Basis       Expiration Date
------------------------------------------------------------------------------------------------
Fixed at $75,000              $75,000                 6.45%                     June 2000

Fixed at $421,500             421,500                 6.25%                     June 2001,
                                                                                August 2002

Fixed at $400,675             400,675               Variable      LIBOR         June 2001,
                                                                                July 2002,
                                                                                August 2002

Variable up to $300,000       206,950               Variable         CP         June 2000

Variable up to $100,000        63,850               Variable         CP         June 2000
------------------------------------------------------------------------------------------------
                              $1,167,975
================================================================================================

At January 29, 2000 and January 30, 1999, the weighted average variable rates for the commercial paper based facilities were 6.30% and 5.10%, respectively. The various agreements contain covenants requiring the maintenance of certain financial ratios and receivables portfolio performance measures. While the Company has no obligations to reimburse the trust or investors for credit losses, the Company is obligated to repurchase receivables related to customer credits such as merchandise returns and other receivables defects.

Finance charges earned by the certificate investors were $65,156, $66,930 and $47,311 for 1999, 1998 and 1997, respectively. Net finance charge income included in selling, general and administrative expenses in the consolidated statements of income totaled $201,214 in 1999, $194,590 in 1998 and $166,221 in 1997.
Gains on sales of accounts receivable included within net finance charge income were $19,500, $36,400 and $15,000 in 1999, 1998 and
1997 respectively.

Note.5.
Property and Equipment

A summary of property and equipment is as follows:

                                              January 29,   January 30,
                                                2000           1999
-----------------------------------------------------------------------
Land and land improvements                      $286,678      $286,193
Buildings                                      1,167,946     1,137,562
Leasehold improvements                           327,371       187,259
Fixtures and equipment                         1,163,135     1,020,443
Construction in progress                         169,392       162,296
-----------------------------------------------------------------------
                                               3,114,522     2,793,753
Accumulated depreciation                        (763,979)     (697,288)
-----------------------------------------------------------------------
                                               2,350,543     2,096,465
Property held for sale, net of
  accumulated depreciation                           ---        15,500
-----------------------------------------------------------------------
                                              $2,350,543    $2,111,965
=======================================================================

At each balance sheet date and as changes in circumstances arise, the Company evaluates the recoverability of its property and equipment based upon the utilization of the assets and expected future cash flows. For 1999, the Company recognized a $4,800 impairment charge that is included in (gains) losses from long-lived assets in the accompanying income statements. In 1998, primarily as a result of the merger with SFA, the Company reviewed the carrying value of several store locations not meeting the Company's minimum investment return criteria, closed and relocated stores and unused corporate office space and terminated planned store projects. This process resulted in an impairment charge comprised of: store closings/relocations, $28,900; termination of new store projects, $12,600; non-cash flow generating store locations, $12,700; other miscellaneous assets, $1,800; and accrued closure costs of $6,000. Approximately $42,000 of this aggregate $62,000 charge was recognized in the fourth quarter of 1998. Based upon its most recent analysis, the Company believes that no additional impairment of property and equipment exists at January 29, 2000.

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

Note.6.
Income Taxes

The components of income tax provision (benefit) are as follows:

                                        1999        1998        1997
----------------------------------------------------------------------
Current:
  Federal                             $42,278       $8,574     $51,562
  State                                   678        1,134       8,845
----------------------------------------------------------------------
                                       42,956        9,708      60,407
Deferred:
  Federal                              61,035       14,724    (239,397)
  State                                 8,560          202     (22,598)
----------------------------------------------------------------------
                                       69,595       14,926    (261,995)
----------------------------------------------------------------------
  Total provision (benefit)          $112,551      $24,634   $(201,588)
======================================================================

The tax effect for extraordinary losses on early extinguishment of debt was a benefit of $5,925, $16,547 and $7,162 for 1999, 1998 and 1997, respectively.

Components of the net deferred tax asset or liability recognized in the consolidated balance sheets are as follows:

                                              January 29,     January 30,
                                                2000             1999
-------------------------------------------------------------------------
Current:
  Deferred tax assets:
    Accrued expenses                           $56,199         $56,844
    AMT credit                                   2,695             800
    NOL carryforwards                           32,999          32,999
    Valuation allowance                         (6,155)         (6,155)
-------------------------------------------------------------------------
                                                85,738          84,488
  Deferred tax liabilities:
    Trade accounts receivable                  (11,015)           ---
    Inventory                                  (11,938)           ---
    Other                                         (587)           (530)
-------------------------------------------------------------------------
                                               (23,540)           (530)
-------------------------------------------------------------------------
  Net current deferred tax asset               $62,198         $83,958
=========================================================================
Non-current:
  Deferred tax assets:
    Capital leases                             $20,588         $20,567
    Other long-term liabilities                 43,687          47,133
    NOL carryforwards                          281,643         294,906
    Valuation allowance                         (9,251)        (25,251)
-------------------------------------------------------------------------
                                               336,667         337,355
  Deferred tax liabilities:
    Property and equipment                     (91,754)        (59,652)
    Other assets                               (31,709)        (27,887)
-------------------------------------------------------------------------
                                              (123,463)        (87,539)
-------------------------------------------------------------------------
 Net non-current deferred tax asset           $213,204        $249,816
=========================================================================

At January 29, 2000, the Company had $806,774 in federal and state tax net operating loss carryforwards related to losses incurred by SFA and Carson's. The carryforwards will expire between 2006 and 2018. The future utilization of these carryforwards is restricted under federal income tax change-in-ownership rules.

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

The valuation allowance attributable to Carson's losses and tax basis differences was reduced by $16,000 for each of the years 1999, 1998 and 1997, based on management's reassessment of the realizability of the related deferred tax asset in future years. The tax benefit resulting from the reduction in the valuation allowance is credited directly to shareholders' equity.

The Company believes it is more likely than not that the benefit of the net deferred tax assets will be realized.

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference are as follows:

                                      1999       1998         1997
--------------------------------------------------------------------
Expected income taxes at 35%        $105,768     $8,308     $71,164
State income taxes, net of
  federal benefit                      6,100        857       7,015
Nondeductible merger related
  costs                               (1,837)    14,887       7,004
Amortization of goodwill               3,656      3,100       3,475
Favorable settlement of tax
  examination                           ---      (3,000)       ---
Recognition of NOL carryforward         ---        ---     (294,846)
Non-deductible ESOP expenses            ---        ---        4,415
Other items, net                      (1,136)       482         185
--------------------------------------------------------------------
Provision (benefit) for income
  taxes                             $112,551    $24,634   $(201,588)

The Company received net tax refunds of $14,007 in 1999 and made income tax payments, net of refunds received, of $19,852 and $12,664 during 1998 and 1997, respectively.

Note.7.
Long-Term Debt

A summary of long-term debt is as follows:

                                   January 29,       January 30,
                                     2000               1999
-----------------------------------------------------------------
Revolving credit agreements        $159,000          $608,000
Notes 8.25%, maturing 2008          500,000           500,000
Notes 7.50%, maturing 2010          250,000           250,000
Notes 7.25%, maturing 2004          350,000           350,000
Notes 7.00%, maturing 2004          350,000              ---
Notes 7.375% maturing 2019          200,000              ---
SFA real estate financing
  -- REMIC certificates               ---             235,841
Real estate notes, mortgage notes
  and industrial revenue bonds       10,523            17,144
Capital lease obligations           155,050           160,681
-----------------------------------------------------------------
                                  1,974,573         2,121,666
Current portion                      (7,771)          (11,271)
-----------------------------------------------------------------
                                 $1,966,802        $2,110,395
=================================================================

REVOLVING CREDIT FACILITIES
In conjunction with the Carson's and SFA mergers, the Company replaced its revolving credit agreement with new variable rate revolving credit facilities. Previously unamortized debt issuance costs associated with the replaced revolvers were written off and reflected in the extraordinary loss on early extinguishment of debt in 1998. At January 29, 2000, the Company maintains a $750,000 revolving credit facility which expires in September 2003 and a $250,000 364 day revolving credit facility that includes a four-year term-out option exercisable in August 2000.

At January 29, 2000, $833,966 was available to borrow under its existing credit facilities. Of the available amount, $583,966 expires in 2003 and $250,000 expires in August 2000. Interest on the two facilities remained variable at January 29, 2000 and the weighted average interest rate at January 29, 2000 was 6.1%.

SENIOR NOTES
In 1999, the Company sold $350,000 of uncollateralized 7.0% notes which mature in 2004 and $200,000 of uncollateralized 7.375% notes which mature in 2019. The net proceeds of the notes were used to reduce outstanding amounts on the Company's revolving credit facilities, which had been used to fund the purchase of the 15 former Mercantile stores and the repurchase of SFA convertible debentures.

In connection with the 1998 SFA merger, the Company completed a tender offer for the $125,000, 8.125% notes resulting in an extraordinary charge on early extinguishment of debt of $11,625 and sold $1,100,000 of uncollateralized notes with interest rates ranging from 7.25% to 8.25% and maturities ranging from 2004 to 2010.

REAL ESTATE FINANCING
In May 1995, SFA, through a subsidiary trust, completed a real estate financing aggregating $335,000 through the issuance of mortgage loans collateralized by intercompany leases. Mortgage certificates in the principal amount of $175,000 bore interest at variable rates based on three-month LIBOR, payable quarterly. The remaining $160,000 in certificates, which were subordinated to the other certificates, bore interest at annual fixed rates ranging from 8.98% to 12.36%, payable semi-annually.

The Company repurchased approximately $95,000 of its outstanding REMIC certificates and recorded extraordinary charges of $3,352 and $8,174 in 1997 and 1998, respectively, associated with the repurchase premium and accelerated write-off of deferred financing costs related to these repurchases. In the first quarter of fiscal 1999, the Company prepaid the remaining $235,841 in outstanding REMIC certificates and reflected an extraordinary charge of $9,261 associated with the prepayment premium and accelerated write-off of deferred financing costs related to this prepayment.

SUBORDINATED DEBT
In September 1996, SFA issued $276,000 aggregate principal amount of 5.50% convertible debentures for net cash proceeds, after offering expenses and financing costs, of $267,500. During the fourth quarter of 1998, the Company repurchased $271,748 of the 5.50% convertible subordinated notes and redeemed the remaining $4,252 of notes in 1999, which was reflected in the current portion of long-term debt at January 30, 1999. During 1998, the Company recorded an extraordinary loss of $6,175 relating to the accelerated write-off of deferred financing costs related to the prepayments.

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

MATURITIES
At January 29, 2000, maturities of long-term debt for the next five years and thereafter, giving consideration to lenders' call privileges are as follows:

                               Year              Maturities
-----------------------------------------------------------------
                               2000                 $7,771
                               2001                  5,870
                               2002                  5,231
                               2003                164,310
                               2004                711,684
                               Thereafter        1,079,707
-----------------------------------------------------------------
                                                $1,974,573
=================================================================

The Company made interest payments, net of capitalized interest, of $143,701, $93,999 and $97,745 during 1999, 1998 and 1997, respectively.

Note.8.
Leases

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

At January 29, 2000, future minimum rental commitments under capital leases and non-cancelable operating leases consisted of the following:

             Year               Operating Leases      Capital Leases
     -----------------------------------------------------------------
             2000                   $111,411             $24,973
             2001                    109,826              23,428
             2002                    108,368              22,731
             2003                    106,486              22,533
             2004                    102,248              22,653
             Thereafter              860,303             315,474
     -----------------------------------------------------------------
                                  $1,398,642            $431,792
     =================================================================
     Amounts representing interest                      (276,742)
     -----------------------------------------------------------------
     Capital lease obligations                          $155,050
     =================================================================

Total rental expense for operating leases was $187,829, $181,966 and $157,018 during 1999, 1998 and 1997, respectively, including contingent rents of approximately $20,983, $22,806 and $20,733, respectively.

Note.9.
Employee Benefit Plans

EMPLOYEE SAVINGS PLANS
The Company sponsors various qualified savings plans that cover substantially all full-time employees. Company contributions charged to expense under these plans, or similar predecessor plans, for 1999, 1998 and 1997 were $9,536, $8,667 and $6,509, respectively.

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

The components of net periodic pension expense are as follows:

                                           1999      1998       1997
-----------------------------------------------------------------------
Net periodic pension expense:
  Service cost                           $11,584   $10,401    $10,652
  Interest cost                           19,318    18,989     17,839
  Expected return on plan assets         (21,393)  (20,707)   (18,699)
  Net amortization and deferral
    of prior service costs                   293        90        (61)
-----------------------------------------------------------------------
  Net pension expense                     $9,802    $8,773     $9,731
=======================================================================

                                                                      January 29,    January 30,
                                                                        2000            1999
--------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                            $296,577         $265,753
    Service cost                                                       11,584           10,401
    Interest cost                                                      19,318           18,989
    Plan amendment                                                        219            2,228
    Actuarial (gain) loss                                             (28,877)          17,025
    Benefits paid                                                     (27,523)         (17,819)
--------------------------------------------------------------------------------------------------
    Benefit obligation at end of year                                $271,298         $296,577
==================================================================================================
Change in plan assets:
  Fair value of plan assets at beginning of year                     $239,737         $230,422
    Actual return on plan assets                                       36,172           11,992
    Employer contributions                                              6,897           15,142
    Benefits paid                                                     (27,523)         (17,819)
--------------------------------------------------------------------------------------------------
    Fair value of plan assets at end of year                         $255,283         $239,737
==================================================================================================
Pension plans' funding status:
  Accumulated benefit obligation                                    $(252,209)       $(282,041)
  Effect of projected salary increases                                (19,089)         (14,536)
--------------------------------------------------------------------------------------------------
Projected benefit obligation                                         (271,298)        (296,577)
Fair value of plan assets                                             255,283          239,737
--------------------------------------------------------------------------------------------------
Funded status                                                         (16,015)         (56,840)
Unrecognized actuarial (gain) loss                                    (27,519)          17,843
Unrecognized prior service cost                                         2,059            1,955
Contributions subsequent to measurement date                            2,073            4,549
--------------------------------------------------------------------------------------------------
Accrued pension cost classified in other liabilities                 $(39,402)        $(32,493)
==================================================================================================
Amounts recognized in the consolidated balance sheet:
  Accrued benefit liability                                          $(39,683)        $(46,890)
  Intangible asset                                                        281            2,123
  Additional minimum pension liability (reflected in
     equity net of tax)                                                 ---             12,274
--------------------------------------------------------------------------------------------------
Net amount recognized                                                $(39,402)        $(32,493)
==================================================================================================
Assumptions:
  Discount rate                                                          8.00%            7.00%
  Expected long-term rate of return on assets                            9.50%            9.50%
  Average assumed rate of compensation increase                          3.66%            3.66%
  Measurement date                                                     11/1/99          11/1/98

RETIREE HEALTH CARE PLANS
The Company provides health care benefits for certain groups of employees who retired before 1997. The plans were contributory with the Company providing a frozen annual credit of varying amounts based on years of service. The net annual expense and liabilities for the unfunded plans reflected in the Company's consolidated balance sheets are as follows:

                                                                     January 29,      January 30,
                                                                        2000              1999
--------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                              $9,403          $10,530
  Interest cost                                                           625              749
  Actuarial gain                                                         (566)          (1,186)
  Benefits paid                                                          (583)            (690)
--------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                                    $8,879           $9,403
==================================================================================================
Plan funding status:
  Accumulated post-retirement benefit obligation                      $(8,879)         $(9,403)
  Fair value of plan assets                                              ---              ---
--------------------------------------------------------------------------------------------------
  Funded status                                                        (8,879)          (9,403)
  Unrecognized actuarial gain                                          (4,887)          (4,644)
  Contributions subsequent to measurement date                             62              181
--------------------------------------------------------------------------------------------------
  Accrued pension cost classified in other liabilities               $(13,704)        $(13,866)
==================================================================================================
Sensitivity analysis:
  Effect of a 1.0% increase in health care cost trend
    assumption on total service cost and interest cost
    components                                                            $37              $37
  Effect on benefit obligation                                           $536             $526

  Effect of a 1.0% decrease in health care cost trend
    assumption on total service cost and interest cost
    components                                                           $(33)            $(33)
  Effect on benefit obligation                                          $(484)           $(473)

Assumptions:
  Discount rate                                                          8.00%            7.00%
  Pre-Medicare medical inflation                                         7.00%            7.00%
  Post-Medicare medical inflation                                        7.00%            6.25%
  Ultimate medical inflation (2001)                                      5.25%            5.00%
  Measurement date                                                     11/1/99          11/1/98

Note.10.
Shareholders' Equity

PREFERRED STOCK
The Company has 10,000 shares of $10 par value Series A Preferred
Stock authorized and no shares issued and outstanding at January
29, 2000 or January 30, 1999.

COMMON STOCK
The Company has 500,000 shares of $0.10 par value common shares authorized of which 143,043 and 144,272 shares were issued and outstanding at January 29, 2000 and January 30, 1999, respectively.

In July 1999, the Company authorized a share repurchase program for up to five million shares. At January 29, 2000, the Company had repurchased 2,004 shares under the program for an aggregate amount of $33,316.

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

OTHER
Previously, Herberger's was required to repurchase shares from inactive participants of its ESOP at fair value. Treasury stock transactions were accounted for under the cost method with gains or losses on transactions credited or charged to additional paid-in capital. No shares were purchased in 1999 and 1998 and 3 shares were purchased in 1997. In connection with the rescission of the put option on the ESOP shares (see Note 11), the Company retired all 13,794 shares of the Company's common stock held in Treasury.

Note.11.
Employee Stock Plans

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

STOCK OPTIONS AND GRANTS
The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to fair value of the common shares at the date of the
option grant, no compensation cost is recognized. Had
compensation cost for the Company's stock-based compensation plans been determined under the fair value method, using the
Black-Scholes option-pricing model, the Company's net income and earnings per share would have been reduced to the pro forma
amounts indicated below.
                                                          1999
--------------------------------------------------------------------------
                                                 As Reported   Pro Forma
--------------------------------------------------------------------------
Net income                                        $189,643      $169,804
Basic earnings per common share                      $1.32         $1.18
Diluted earnings per common share                    $1.30         $1.16



                                                            1998
--------------------------------------------------------------------------
                                                  As Reported   Pro Forma
--------------------------------------------------------------------------
Net income (loss)                                    $(896)     $(21,127)
Basic earnings (loss) per common share              $(0.01)       $(0.15)
Diluted earnings (loss) per common share            $(0.01)       $(0.14)



                                                             1997
--------------------------------------------------------------------------
                                                  As Reported   Pro Forma
--------------------------------------------------------------------------
Net income                                        $404,914      $395,237
Basic earnings per common share                      $2.94         $2.87
Diluted earnings per common share                    $2.79         $2.72

The four assumptions for determining compensation costs under the fair value method include (1) a risk-free interest rate based on zero-coupon government issues on each grant date with the maturity equal to the expected term of the option (5.84%, 5.22% and 6.22% for 1999, 1998 and 1997, respectively), (2) an expected term of five years, (3) an expected volatility of 46.2%, 32.7% and 39.7% for 1999, 1998 and 1997, respectively, and (4) no expected dividend yield.

The Company maintains stock option plans for the granting of options, stock appreciation rights and restricted shares to officers, employees and directors. At January 29, 2000 and January 30, 1999 the Company had available for grant 9,554 and 7,353 shares of common stock, respectively. Options granted generally vest over a four-year period after issue and have an exercise term of ten years from the grant date. Restricted shares generally vest three to ten years after grant date with accelerated vesting at the discretion of the Company's Board of Directors if the Company meets certain performance objectives.

A summary of the stock option plans for 1999, 1998 and 1997 is presented below:

                                      1999                       1998                      1997
------------------------------------------------------------------------------------------------------------
-
                                           Weighted                   Weighted                  Weighted
                                           Average                    Average                   Average
                                Shares  Exercise Price    Shares    Exercise Price   Shares   Exercise Price
------------------------------------------------------------------------------------------------------------
-
Outstanding at beginning
  of year                      10,518       $21.63        9,567         $18.17      8,780        $14.07
Granted                         2,549        24.13        4,111          25.78      3,519         25.90
Exercised                        (353)       16.30       (2,568)         14.06     (2,027)        11.37
Forfeited                        (822)       27.54         (592)         27.41       (705)        25.27
------------------------------------------------------------------------------------------------------------
Outstanding at end of
  year                         11,892       $21.92       10,518         $21.63      9,567        $18.17
Options exercisable at
  year end                      5,191       $18.94        4,885         $16.89      5,929        $13.88
------------------------------------------------------------------------------------------------------------
Weighted average fair value
  of options granted during
  the year                                  $13.60                       $9.83                   $10.80
============================================================================================================

The following table summarizes information about stock options outstanding at January 29, 2000:

                                             Options Outstanding               Options Exercisable
----------------------------------------------------------------------------------------------------
                                                 Weighted
                                   Number        Average          Weighted      Number         Weighted
                               Outstanding at    Remaining        Average    Exercisable at    Average
                                 January 29,     Contractual      Exercise     January 29,     Exercise
Range of Exercise Prices           2000          Life (Years)     Price          2000          Price
----------------------------------------------------------------------------------------------------
$3.75 to $5.63                         88               1           $4.68          88           $4.68
$5.64 to $8.45                        273               4            5.89         273            5.89
$8.46 to $12.69                     1,503               4           11.59       1,465           11.57
$12.70 to $18.69                    1,422               8           16.02         635           16.53
$18.70 to $28.05                    6,455               8           22.99       1,696           20.91
$28.06 to $42.09                    2,086               8           32.10         998           31.76
$42.10 to $48.78                       65               7           47.54          36           47.10
----------------------------------------------------------------------------------------------------
                                   11,892                          $21.92       5,191          $18.94
====================================================================================================

The Company also granted restricted stock awards of 84, 383 and 176 shares to certain employees in 1999, 1998 and 1997, respectively. The fair value of these awards on the dates of grants was $1,891, $7,284 and $4,600 for 1999, 1998 and 1997,
respectively. During 1999, 1998 and 1997, compensation cost of $7,736, $2,870 and $5,700, respectively, has been recognized in connection with these awards.

STOCK PURCHASE PLAN
The stock purchase plan (the "Plan") provides that an aggregate of 700 shares of the Company's common stock is available for purchase. Under the Plan, an eligible employee may elect to participate by authorizing limited payroll deductions to be applied toward the purchase of common stock at a 15.0% discount to market value. Under the Plan, 228, 73 and 62 shares of the Company's common stock were purchased by employees in 1999, 1998 and 1997 respectively. At January 29, 2000, the Plan has available for future offerings 282 shares.

Note.12.
Commitments and Contingencies

Carson's and its subsidiaries emerged from Chapter 11 bankruptcy in 1993. The Company recognized $200, $1,350 and $680 in 1999, 1998 and 1997, respectively, to reflect the favorable resolution of claims. Management believes Carson's has adequately provided for the resolution of all bankruptcy claims and other matters related to the Plan of Reorganization remaining at January 29, 2000. In 1998, pending litigation between Carson's and Bank One, Wisconsin, related to the Chapter 11 bankruptcy filing, was settled resulting in the Company receiving a settlement payment of $42,500, which is included in other income (expense) in the 1998 consolidated statement of operations.

The Company is involved in several legal proceedings arising from its normal business activities, and accruals for such claims have been established where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

Note.13.
Fair Values of Financial Instruments

The Company has entered into three interest rate cap agreements to reduce the effect of increases in interest rates on real estate financing and the accounts receivable securitization. At January 29, 2000, these interest rate cap agreements remain outstanding while the debt and accounts receivable securitization have been replaced. One interest rate cap agreement serves to cap $18,300 at 8.25% through December 2000. The other two interest rate cap agreements serve to cap $175,000 at 9.70% through May 2002. These two interest rate cap agreements were terminated in March 2000. The combined fair value of these interest rate cap agreements at January 29, 2000 was $132.

The Company also had two interest rate swap agreements outstanding at January 29, 2000 which have a notional amount of $350,000 related to the July 1999 issuance of the 7.0% senior notes. The agreements swap the fixed 7.0% rate for a variable rate at the three month LIBOR rate plus 71 basis points, 6.75% at January 29, 2000 and mature in 2004. The combined fair value of the Company's interest rate swap agreements represent a liability of $13,692 as of January 29, 2000.

The fair values of the Company's cash and cash equivalents, retained interest in accounts receivable and accounts payable approximate their carrying amounts reported in the consolidated balance sheets, due to the immediate or short-term maturity of these instruments. For variable rate notes that reprice frequently, such as the revolving credit facilities, fair value approximates carrying value. The fair value of fixed rate real estate and mortgage notes is estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk, and as of January 29, 2000 and January 30, 1999 the fair value of these notes approximated the carrying value. The fair value of publicly-held REMIC certificates, notes and subordinated debentures is based on quoted market prices.

The fair values of the Company's financial instruments other than the instruments considered short-term in nature at January 29, 2000 and January 30, 1999 were as follows:

                                Carrying Amount   Estimated Fair Value
-----------------------------------------------------------------
January 29, 2000
  7.375% senior notes                  $200,000              $176,390
  8.25% senior notes                   $500,000              $486,270
  7.25% senior notes                   $350,000              $332,745
  7.50% senior notes                   $250,000              $226,748
  7.00% senior notes                   $350,000              $330,725

January 30, 1999
  REMIC certificates                   $235,841              $238,841
  8.25% senior notes                   $500,000              $547,095
  7.25% senior notes                   $350,000              $359,195
  7.50% senior notes                   $250,000              $259,768
  5.50% convertible debentures           $4,252                $4,243

The fair values of the long-term debt interest rate swap agreements and interest rate cap agreements were estimated based on quotes obtained from financial institutions for those or similar instruments or on the basis of quoted market prices.

Note.14.
Merger and Integration Charges

Merger and integration charges incurred in 1999, 1998 and 1997
(before income taxes) were as follows:

                                                                1999           1998          1997
---------------------------------------------------------------------------------------------------
Merger transaction costs, principally
  investment banking, legal and other direct
  merger costs                                                   $981        $44,848      $13,800
Severance and related benefits                                 11,517         23,568       17,024
Conversion and consolidation of systems and
  administrative operations                                    27,412         19,891        2,600
Abandonment and write-down of information technology
  software, hardware and other assets                             ---         23,000        6,200
Termination of merchandise purchasing agreements                  ---            ---        3,900
Revisions to prior year estimates                              (4,250)           ---       (7,000)
---------------------------------------------------------------------------------------------------
                                                              $35,660       $111,307      $36,524
===================================================================================================

A reconciliation of the aforementioned charges to the amounts of merger and integration costs remaining unpaid at the applicable balance sheet date is as follows:

                                                January 29,   January 30,
                                                   2000           1999
-------------------------------------------------------------------------
Amounts unpaid at beginning of year              $31,951         $25,994
Merger and integration charges                    35,660         111,307
Amounts paid                                     (51,180)        (76,728)
Amounts representing non-cash charges             (2,855)        (28,622)
-------------------------------------------------------------------------
Amounts unpaid at end of year                    $13,576         $31,951
=========================================================================

The components of the aforementioned amounts unpaid are as
follows:
                                                January 29,   January 30,
                                                   2000           1999
--------------------------------------------------------------------------
Direct merger costs                                $5,558         $17,530
Severance                                           6,874           6,638
Contractual obligations to be paid
  within one year of merger                           ---           5,900
Contractual obligations with extended
  payment terms (such as rents for
  abandoned leases and payments on
  abandoned contracts)                                248             348
Other                                                 896           1,535
--------------------------------------------------------------------------
Totals                                            $13,576         $31,951
==========================================================================

Note.15.
Quarterly Financial Information (Unaudited)

Summarized quarterly financial information, including sales restatement data, is as follows:


                                                  First        Second       Third        Fourth
                                                  Quarter      Quarter      Quarter      Quarter
--------------------------------------------------------------------------------------------------
Fiscal year ended January 29, 2000
  Total sales, as reported                      $1,544,521   $1,426,535    $1,599,171  $2,131,987
  Leased department and other sales
    (net of commissions)                           (83,694)     (48,049)      (51,695)    (94,957)
--------------------------------------------------------------------------------------------------
  Total sales, as restated                       1,460,827    1,378,486     1,547,476   2,037,030
  Gross margin                                     550,128      513,926       586,810     750,433
  Income before extraordinary items                 33,735       18,819        25,900     120,450
  Net income                                        24,474       18,819        25,900     120,450
Basic earnings per common share:
  Before extraordinary items                         $0.23        $0.13         $0.18       $0.84
  After extraordinary items                          $0.17        $0.13         $0.18       $0.84
Diluted earnings per common share:
  Before extraordinary items                         $0.23        $0.13         $0.18       $0.84
  After extraordinary items                          $0.17        $0.13         $0.18       $0.84


                                                   First        Second       Third        Fourth
                                                  Quarter      Quarter      Quarter      Quarter
---------------------------------------------------------------------------------------------------
Fiscal year ended January 30, 1999
  Total sales, as reported                      $1,412,602   $1,283,744    $1,472,817  $2,050,730
  Leased department and other sales
    (net of commissions)                           (79,212)     (46,897)      (50,834)    (87,708)
---------------------------------------------------------------------------------------------------
  Total sales, as restated                       1,333,390    1,236,847     1,421,983   1,963,022
  Gross margin                                     490,032      444,894       484,048     707,452
  Income (loss) before extraordinary
    items                                           28,124        2,982      (106,154)    100,033
  Net income (loss)                                 28,124        2,648      (127,710)     96,042
Basic earnings per common share:
  Before extraordinary items                         $0.20        $0.02        $(0.74)      $0.70
  After extraordinary items                          $0.20        $0.02        $(0.89)      $0.67
Diluted earnings per common share:
  Before extraordinary items                         $0.19        $0.02        $(0.74)      $0.68
  After extraordinary items                          $0.19        $0.02        $(0.89)      $0.65

Note.16.
Condensed Consolidating Financial Information

The following tables present condensed consolidating financial information for 1999, 1998 and 1997 for (1) Saks Incorporated;
(2) on a combined basis, the guarantors of Saks Incorporated Senior Notes (which are all of the wholly owned subsidiaries of Saks Incorporated except for special purpose subsidiaries, REMIC subsidiaries and trusts, and the Bank); and (3) on a combined basis, the Company's special purpose subsidiaries, REMIC subsidiaries and trusts, and the Bank, which collectively represent the only non-guarantor subsidiaries of the Senior Notes. Effective January 29, 2000, the REMIC subsidiaries and trusts were dissolved leaving the special purpose subsidiaries and the Bank as the only non-guarantor subsidiaries at January 29, 2000. The operations of the REMIC entities, however, are included in the 1999 results of operations. The condensed consolidating financial statements presented for 1999, 1998 and 1997 reflect the respective legal entity compositions at the respective dates. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes the condensed consolidating financial statements are more meaningful in understanding the financial position of the guarantor subsidiaries. Borrowings and the related interest expense under the Company's revolving credit facility are allocated to Saks Incorporated and the guaranty subsidiaries under an informal lending arrangement. There are also management and royalty fee arrangements among Saks Incorporated and the subsidiaries. At January 29, 2000, Saks Incorporated was comprised of a majority of the Company's long-term debt and the operations of a small group of corporate employees.

     SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                       STATEMENTS OF INCOME
                (for Year Ended January 29, 2000)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Net Sales                                     $6,423,819                                    $6,423,819
Cost of sales                                  4,022,522                                     4,022,522
----------------------------------------------------------------------------------------------------
  Gross Margin                                 2,401,297                                     2,401,297
Selling, general and
  administrative expenses          $9,752      1,454,498        $92,259      $(201,214)      1,355,295
Other operating expenses            1,605        561,851        (41,128)                       522,328
Store pre-opening costs                           13,342                                        13,342
Merger and integration charges                    35,660                                        35,660
Losses from long-lived assets                     12,547                                        12,547
Year 2000 expenses                                 5,917                                         5,917
----------------------------------------------------------------------------------------------------
  Operating Income (Loss)         (11,357)       317,482        (51,131)       201,214         456,208

Other income (expense)
  Finance charge income, net                                    201,214       (201,214)
  Intercompany exchange fees                     (36,712)        36,712
  Intercompany servicer fees                      41,076        (41,076)
  Equity in earnings of
    subsidiaries                  278,964         25,581                      (304,545)
  Interest expense, net          (130,422)        (8,546)                                     (138,968)
  Other income (expense),
    net                                              140                                           140
----------------------------------------------------------------------------------------------------
Income before Provision for
  Income Taxes and Extra-
  ordinary Items                  137,185        339,021        145,719       (304,545)        317,380
Provision (benefit) for
  income taxes                    (52,458)       117,310         53,624                        118,476
----------------------------------------------------------------------------------------------------
Income before Extraordinary
  Items                           189,643        221,711         92,095       (304,545)        198,904
Extraordinary items, net
  of taxes                                                       (9,261)                        (9,261)
----------------------------------------------------------------------------------------------------
Net Income (Loss)                $189,643       $221,711        $82,834      $(304,545)       $189,643
====================================================================================================

                      SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                                           BALANCE SHEETS
                                      (As of January 29, 2000)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                      $(3,049)       $22,609                        $19,560
  Retained interest in
    accounts receivable                                         202,134                        202,134
  Merchandise inventories                      1,487,783                                     1,487,783
  Deferred income taxes                           67,238         (5,040)                        62,198
  Intercompany borrowings         $27,659         23,883          7,636       $(59,178)
  Other current assets                           122,941             42                        122,983
----------------------------------------------------------------------------------------------------
Total Current Assets               27,659      1,698,796        227,381        (59,178)      1,894,658

Property and Equipment, Net                    2,350,543                                     2,350,543
Goodwill and Intangibles, Net                    578,001                                       578,001
Other Assets                                      56,657          5,889                         62,546
Deferred Income Taxes                            213,204                                       213,204
Investment in and Advances
  to Subsidiaries               4,023,830         93,042                    (4,116,872)
----------------------------------------------------------------------------------------------------
  Total Assets                 $4,051,489     $4,990,243       $233,270    $(4,176,050)     $5,098,952
====================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable                        $235,967                                      $235,967
  Accrued expenses and other
    current liabilities           $22,769        512,130         $5,225                        540,124
  Intercompany borrowings                          7,636         51,542       $(59,178)
  Current portion of
    long-term debt                                 7,771                                         7,771
----------------------------------------------------------------------------------------------------
Total Current Liabilities          22,769        763,504         56,767        (59,178)        783,862

Long-Term debt                  1,809,000        157,802                                     1,966,802
Other Long-Term Liabilities        11,377        128,568                                       139,945
Investment by and Advances
  from Parent                                  3,940,369        176,503     (4,116,872)
Shareholders' Equity            2,208,343                                                    2,208,343
----------------------------------------------------------------------------------------------------
  Total Liabilities and
    Shareholders' Equity       $4,051,489      $4,990,243      $233,270    $(4,176,050)     $5,098,952
====================================================================================================

                      SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                                      STATEMENTS OF CASH FLOWS
                                 (for Year Ended January 29, 2000)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Operating Activities
Net income                       $189,643       $221,711        $82,834      $(304,545)       $189,643
Adjustments to reconcile
net income to net cash
provided by (used) in
operating activities:
  Equity in earnings of
    subsidiaries                 (278,964)       (25,581)                      304,545
  Extraordinary loss on early
    extinguishment of debt                                        7,310                          7,310
  Depreciation and amortization                  164,835         13,940                        178,775
  Deferred income taxes                           72,707         (3,112)                        69,595
  Losses from long-lived assets                   12,547                                        12,547
  Changes in operating assets
    and liabilities, net                        (185,867)       (62,255)                      (248,122)
----------------------------------------------------------------------------------------------------
  Net Cash Provided by (Used in)
    Operating Activities          (89,321)       260,352         38,717                       209,748

Investing Activities
  Purchases of property
    and equipment                               (369,496)       (60,852)                      (430,348)
  Proceeds from the sale
    of assets                                     22,514                                        22,514
----------------------------------------------------------------------------------------------------
  Net Cash Used in
    Investing Activities                        (346,982)       (60,852)                      (407,834)

Financing Activities
  Inter-company borrowings         (4,531)      (236,917)       241,448
  Proceeds from long-term
    borrowings                    550,000                                                      550,000
  Payments on long-term debt                     (16,504)                                      (16,504)
  Net repayments under credit
    and receivables
    facilities                   (449,000)                                                    (449,000)
  Repurchase and retirement
    of common stock               (33,316)                                                     (33,316)
  Release of cash held in
    escrow for debt redemption                   363,753                                       363,753
  Payment of REMICs                                            (235,841)                      (235,841)
  Proceeds from issuance of
     stock                          5,802                                                        5,802
----------------------------------------------------------------------------------------------------
  Net Cash Provided by
    Financing Activities            68,955       110,332          5,607                        184,894

Increase (Decrease) in Cash and
  Cash Equivalents                (20,366)        23,702        (16,528)                       (13,192)
Cash and Cash Equivalents
  at Beginning of Period           20,366        (26,751)        39,137                         32,752
----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents
  at End of Period                     $0        $(3,049)       $22,609                        $19,560
====================================================================================================

                      SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                                        STATEMENTS OF INCOME
                               (for the Year Ended January 30, 1999)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Net Sales                        $800,592     $5,154,650                                    $5,955,242
Cost of sales                     494,355      3,294,439                                     3,788,794
----------------------------------------------------------------------------------------------------
Gross Margin                      306,237      1,860,211                                     2,166,448
Selling, general and
  administrative expenses         155,531      1,279,332        $88,977      $(194,590)      1,329,250
Other operating expenses           59,597        469,700        (41,131)                       488,166
Store pre-opening costs             1,448          9,119                                        10,567
Merger and integration charges     31,952         79,355                                       111,307
Losses from long-lived assets         331         41,005         20,449                         61,785
Year 2000 expenses                    884          9,553                                        10,437
----------------------------------------------------------------------------------------------------
Operating Income (Loss)            56,494        (27,853)       (68,295)       194,590         154,936

Other income (expense)
  Finance charge income, net                                    194,590       (194,590)
  Intercompany exchange fees       (7,000)       (19,909)        26,909
  Intercompany servicer fees                      30,412        (30,412)
  Equity in earnings of
    subsidiaries                   14,321         19,775                       (34,096)
  Interest expense, net           (18,466)       (64,983)       (27,522)                      (110,971)
  Other income (expense),
    net                           (11,536)        33,737                                        22,201
----------------------------------------------------------------------------------------------------
Income (Loss) before Provision
  (Benefit) for Income Taxes
   and Extraordinary Items         33,813        (28,821)        95,270        (34,096)         66,166
Provision (benefit) for income
  taxes                            22,724        (15,389)        33,846                         41,181
----------------------------------------------------------------------------------------------------
Income (Loss) before
  Extraordinary Items              11,089        (13,432)        61,424        (34,096)         24,985
Extraordinary items, net
  of taxes                        (11,985)        (6,994)        (6,902)                       (25,881)
----------------------------------------------------------------------------------------------------
Net Income (Loss)                   $(896)      $(20,426)       $54,522       $(34,096)          $(896)
====================================================================================================

                      SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                                           BALANCE SHEETS
                                      (As of January 30, 1999)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents       $20,366       $(26,751)        $39,137                       $32,752
  Retained interest in
    accounts receivable                54            220         159,322                       159,596
  Merchandise inventories         221,585      1,168,694                                     1,390,279
  Deferred income taxes            (3,217)        87,175                                        83,958
  Intercompany borrowings          11,070                                     $(11,070)
  Other current assets             19,471        106,713             145                       126,329
----------------------------------------------------------------------------------------------------
Total Current Assets              269,329      1,336,051         198,604       (11,070)      1,792,914


Property and Equipment, Net       342,355      1,264,176         505,434                     2,111,965
Goodwill and Intangibles,
  Net                             125,717        467,170                                       592,887
Other Assets                        1,196         55,592          20,858                        77,646
Deferred Income Taxes                            249,816                                       249,816
Cash Placed in Escrow for
  Debt Redemption                                363,753                                       363,753
Investment in and Advances
  to Subsidiaries               3,112,552      1,350,621                    (4,463,173)
----------------------------------------------------------------------------------------------------
    Total Assets               $3,851,149     $5,087,179        $724,896   $(4,474,243)     $5,188,981
====================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
  Trade accounts payable          $48,768       $311,620                                      $360,388
  Accrued expenses and other
    current liabilities            39,118        452,000        $38,010                        529,128
  Intercompany borrowings                                        11,070       $(11,070)
  Current portion of long-
    term debt                         452         15,071                                        15,523
----------------------------------------------------------------------------------------------------
Total Current Liabilities          88,338        778,691         49,080        (11,070)        905,039

Long-Term Debt                  1,709,093        165,461        235,841                      2,110,395
Deferred Income Taxes              18,893        (27,045)         8,152
Other Long-Term Liabilities        27,250        136,992          1,730                        165,972
Investment by and Advances
  from Parent                                  4,033,080        430,093     (4,463,173)
Shareholders' Equity            2,007,575                                                    2,007,575
----------------------------------------------------------------------------------------------------
  Total Liabilities and
    Shareholders' Equity       $3,851,149     $5,087,179       $724,896    $(4,474,243)     $5,188,981
====================================================================================================

                      SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                                      STATEMENTS OF CASH FLOWS
                               (for the Year Ended January 30, 1999)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                   $(896)      $(20,426)       $54,522       $(34,096)          $(896)
Adjustments to reconcile net
income (loss) to net cash
provided by operating activities:
  Equity in earnings of
    subsidiaries                  (14,321)       (19,775)                       34,096
  Depreciation and
    amortization                   15,263        126,159         13,939                        155,361
  Deferred income taxes            20,224        (19,897)        14,599                         14,926
  Extraordinary loss on
    extinguishment of debt                        14,599                                        14,599
  Losses from long-lived
    assets and merger and
    integration items                             59,086         20,531                         79,617
  Changes in operating assets
    and liabilities, net          (15,373)           514        274,191                        259,332
----------------------------------------------------------------------------------------------------
  Net Cash Provided by
  Operating Activities              4,897        140,260        377,782                        522,939

Investing Activities
  Purchases of property
    and equipment                 (48,277)      (327,785)       (45,000)                      (421,062)
  Proceeds from sale of
    assets                          2,500                                                        2,500
  Acquisition of Dillard's
    stores, Brody's and
    Bullock & Jones              (248,196)      (276,921)                                     (525,117)
----------------------------------------------------------------------------------------------------
  Net Cash Used in Investing
    Activities                   (293,973)      (604,706)       (45,000)                      (943,679)

Financing Activities
  Intercompany borrowings      (1,212,694)     1,375,413       (162,719)
  Proceeds from long-term
    borrowings                  1,100,000                                                    1,100,000
  Payments on long-term debt      (10,320)      (450,661)       (45,979)                      (506,960)
  Net borrowings under credit
    and receivables
    facilities                    398,000       (136,750)      (125,000)                       136,250
  Cash placed in escrow for
    debt redemption                             (363,753)                                     (363,753)
  Proceeds from issuance of
    stock                          19,525         18,040                                        37,565
  Repurchase and retirement
    of common stock                  (474)                                                        (474)
----------------------------------------------------------------------------------------------------
  Net Cash Provided by (Used in)
   Financing Activities           294,037        442,289       (333,698)                       402,628
Increase (Decrease) in Cash
  and Cash Equivalents              4,961        (22,157)          (916)                       (18,112)
Cash and Cash Equivalents
  at Beginning of Period           15,405         (4,594)        40,053                         50,864
----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents
  at End of Period                $20,366       $(26,751)        $39,137                       $32,752
====================================================================================================

                      SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                                        STATEMENTS OF INCOME
                               (for the Year Ended January 31, 1998)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Net Sales                        $746,896     $4,761,832                                    $5,508,728
Cost of sales                     480,435      2,997,335                                     3,477,770
----------------------------------------------------------------------------------------------------
  Gross Margin                    266,461      1,764,497                                     2,030,958
Selling, general and
  administrative expenses         156,787      1,147,735        $62,722      $(166,221)      1,201,023
Other operating expenses           56,343        405,979        (35,064)                       427,258
Store pre-opening costs               412         16,606                                        17,018
Merger and integration charges     11,500         25,024                                        36,524
(Gains) from long-lived assets         (8)          (126)                                         (134)
Year 2000 expenses                    357          6,233                                         6,590
ESOP expenses                                      9,513                                         9,513
----------------------------------------------------------------------------------------------------
    Operating Income (Loss)        41,070        153,533        (27,658)       166,221         333,166

Other income (expense)
  Finance charge income, net                                    166,221       (166,221)
  Intercompany exchange fees       (4,627)       (20,503)        25,130
  Intercompany servicer fees                      13,372        (13,372)
  Equity in earnings of
    subsidiaries                  397,357         58,804                      (456,161)
  Interest expense, net           (10,612)       (59,373)       (43,700)                      (113,685)
  Other income (expense),
    net                              (178)         2,279            229                          2,330
----------------------------------------------------------------------------------------------------
Income before Provision for
  Income Taxes and Extra-
  ordinary Items                  423,010        148,112        106,850       (456,161)        221,811
Provision (benefit) for
  income taxes                     14,753       (242,283)        33,104                       (194,426)
----------------------------------------------------------------------------------------------------
Income before Extraordinary
  Items                           408,257        390,395         73,746       (456,161)        416,237
Extraordinary items, net
  of taxes                         (3,343)        (6,424)        (1,556)                       (11,323)
----------------------------------------------------------------------------------------------------
Net Income                       $404,914       $383,971        $72,190      $(456,161)       $404,914
====================================================================================================

                      SAKS INCORPORATED & SUBSIDIARIES CONDENSED CONSOLIDATING
                                      STATEMENTS OF CASH FLOWS
                               (for the Year Ended January 31, 1998)

                                 Saks        Guarantor     Non-Guarantor
(Dollars In Thousands)        Incorporated  Subsidiaries   Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------
Operating Activities
Net income                       $404,914       $383,971        $72,190      $(456,161)       $404,914
Adjustments to reconcile net
income to net cash provided
by operating activities:
  Equity in earnings of
    subsidiaries                 (397,357)       (58,804)                      456,161
  Depreciation and
    amortization                   12,874        103,240         20,005                        136,119
  Deferred income taxes               222         34,198         (1,569)                        32,851
  Recognition of NOL carry-
    forwards                                    (294,846)                                     (294,846)
  Extraordinary loss on
    extinguishment of debt          1,425          5,375          1,556                          8,356
  (Gains) from long-lived
    assets                             (8)          (126)                                         (134)
  ESOP expenses                                    8,786                                         8,786
  Restructuring items                               (800)                                         (800)
  Changes in operating assets
    and liabilities, net           52,575       (123,494)       (15,022)                       (85,941)
----------------------------------------------------------------------------------------------------
    Net Cash Provided by
      Operating Activities         74,645         57,500         77,160                        209,305

Investing Activities
  Purchases of property and
    equipment                     (13,349)      (253,807)       (79,720)                      (346,876)
  Proceeds from sale of
    assets                         23,221          4,630                                        27,851
----------------------------------------------------------------------------------------------------
  Net Cash Provided by (Used in)
    Investing Activities            9,872       (249,177)       (79,720)                      (319,025)

Financing Activities
  Intercompany borrowings        (226,093)       184,610         41,483
  Proceeds from long-term
    borrowings                    175,546                                                      175,546
  Payments on long-term debt      (32,720)      (196,082)       (30,000)                      (258,802)
  Net borrowings under credit
    and receivables facilities                   136,750         11,392                        148,142
  Proceeds from issuance of
     stock                         15,762          7,423                                        23,185
  Repurchase and retirement
    of common stock               (13,096)                                                     (13,096)
  ESOP loan repayment                              9,778                                         9,778
  Payments to shareholders                        (1,124)                                       (1,124)
----------------------------------------------------------------------------------------------------
  Net Cash Provided by (Used in)
    Financing Activities          (80,601)       141,355         22,875                         83,629
Increase (Decrease) in Cash
  and Cash Equivalents              3,916        (50,322)        20,315                        (26,091)
Cash and Cash Equivalents
  at Beginning of Period           11,489         45,728         19,738                         76,955
----------------------------------------------------------------------------------------------------
Cash and Cash Equivalents
  at End of Period                $15,405        $(4,594)       $40,053                        $50,864
====================================================================================================

                             REPORTS

Report of Independent Accountants

To the Board of Directors and Shareholders
Saks Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Saks Incorporated and Subsidiaries as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ending January 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
March 14, 2000

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

                        MARKET INFORMATION

Effective September 18, 1998, the Company changed its corporate name from Proffitt's, Inc. to Saks Incorporated and its New York Stock Exchange Symbol from PFT to SKS. As of March 15, 2000, there were approximately 2,600 shareholders of record. The prices in the table below represent the high and low sales prices for the stock as reported by the New York Stock Exchange.

The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements and general business conditions. The Company declared no dividends to common shareholders in either 1999 or 1998.

                                          Fiscal Year Ended
-----------------------------------------------------------------
                              January 29, 2000      January 30, 1999
                                  Price Range          Price Range
-----------------------------------------------------------------
Quarter                         High      Low          High    Low
-----------------------------------------------------------------
First                        $ 39.50    $ 23.13     $ 40.75  $ 29.38
Second                       $ 30.69    $ 22.56     $ 44.44  $ 29.00
Third                        $ 24.75    $ 14.63     $ 34.50  $ 16.38
Fourth                       $ 18.88    $ 13.69     $ 36.94  $ 22.13

                  DIRECTORS AND CERTAIN OFFICERS

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

Philip B. Miller
Chairman of Saks Fifth Avenue

Robert M. Mosco
President of Merchandising and
Chief Operating Officer of
Saks Incorporated


C. Warren Neel
Dean of the College of Business
at the University of Tennessee

Charles J. Philippin
Member of the Management
Committee of Investcorp

Stephen I. Sadove
President Bristol-Myers Squibb Co.
Worldwide Beauty Care and
Nutritionals

Marguerite W. Sallee
Chairman and Chief Executive Officer
of Frontline Group, Inc.

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

James A. Coggin
President and Chief
Administrative Officer

Robert M. Mosco
President of Merchandising and
Chief Operating Officer

Douglas E. Coltharp
Executive Vice President and
Chief Financial Officer

Brian J. Martin
Executive Vice President of Law
and General Counsel



Store Officers

Toni E. BrowNing
President and Chief Executive
Officer of Proffitt's

ANTHONY J. BUCCINA
President of Carson Pirie Scott

Christina Johnson
President and Chief Executive Officer
of Saks Fifth Avenue

Max W. Jones
President and Chief Executive
Officer of Herberger's

Frank E. Kulp, III
President and Chief Executive
Officer of Younkers

Michael R. MacDonald
President of the Northern Department
Stores Group and Chairman and Chief
Executive Officer of Carson Pirie Scott

Philip B. Miller
Chairman of Saks Fifth Avenue

W. Travis Saucer
President and Chief Executive
Officer of Parisian
                      positioning for growth

                         STORE LOCATIONS

Saks Fifth Avenue Stores

ARIZONA
Phoenix

CALIFORNIA
Beverly Hills
Carmel
Costa Mesa
La Jolla
Mission Viejo
Palm Desert
Palm Springs
Palos Verdes
Pasadena
San Diego
San Francisco
Santa Barbara

COLORADO
Denver

CONNECTICUT
Greenwich
Stamford

FLORIDA
Bal Harbor
Boca Raton
Ft. Lauderdale
Ft. Myers
Naples
Orlando
Palm Beach
Palm Beach Gardens
Sarasota
South Miami
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago
Highland Park
Oakbrook
Old Orchard

LOUISIANA
New Orleans

MARYLAND
Chevy Chase

MASSACHUSETTS
Boston

MICHIGAN
Dearborn
Troy

MINNESOTA
Minneapolis

MISSOURI
Frontenac
Kansas City

NEVADA
Las Vegas

NEW JERSEY
Hackensack
Short Hills

NEW YORK
Garden City
Huntington
New York City
Southampton
White Plains

OHIO
Beachwood
Cincinnati

OKLAHOMA
Tulsa

OREGON
Portland

PENNSYLVANIA
Bala Cynwyd
Pittsburgh

SOUTH CAROLINA
Charleston
Hilton Head

TEXAS
Austin
Dallas
Houston
San Antonio

VIRGINIA
McLean

Parisian Stores

ALABAMA
Birmingham (5)
Decatur
Dothan
Florence
Huntsville (2)
Mobile
Montgomery (2)
Tuscaloosa

FLORIDA
Jacksonville
Orlando (4)
Pensacola
Tallahassee

GEORGIA
Atlanta (6)
Columbus
Macon
Savannah

INDIANA
Indianapolis (2)

LOUISIANA
Baton Rouge
Lafayette

MICHIGAN
Livonia

MISSISSIPPI
Tupelo

OHIO
Cincinnati
Dayton

SOUTH CAROLINA
Columbia (2)

TENNESSEE
Chattanooga
Knoxville
Nashville

Proffitt's Stores

GEORGIA
Dalton
Rome

KENTUCKY
Ashland
Elizabethtown

NORTH CAROLINA
Asheville
Goldsboro
Greenville
Kinston
Rocky Mount

SOUTH CAROLINA
Greenville
Spartanburg

TENNESSEE
Athens
Chattanooga (2)
Cleveland
Greeneville
Johnson City
Kingsport
Knoxville (2)
Maryville
Morristown
Nashville (5)
Oak Ridge

VIRGINIA
Bristol

WEST VIRGINIA
Morgantown
Parkersburg


Mcrae's stores

ALABAMA
Birmingham (4)
Dothan
Gadsden
Huntsville (2)
Mobile
Selma
Tuscaloosa

FLORIDA
Mary Esther
Pensacola

LOUISIANA
Baton Rouge (2)
Monroe

MISSISSIPPI
Biloxi
Columbus
Gautier
Greenville
Hattiesburg
Jackson (3)
Laurel
McComb
Meridian
Natchez
Tupelo
Vicksburg

Younkers Stores

ILLINOIS
Moline

IOWA
Ames
Bettendorf
Cedar Falls
Cedar Rapids (2)
Coralville
Davenport
Des Moines (4)
Dubuque
Fort Dodge
Iowa City
Marshalltown
Mason City
Sioux City (2)
Waterloo
West Burlington

MICHIGAN
Bay City
Grandville
Holland
Marquette
Port Huron
Traverse City

MINNESOTA
Austin
Duluth

NEBRASKA
Grand Island
Lincoln
Omaha (3)

SOUTH DAKOTA
Sioux Falls

WISCONSIN
Appleton (2)
Eau Claire
Fond du Lac
Green Bay
Madison (2)
Manitowoc
Marinette
Marshfield
Racine
Sheboygan
Sturgeon Bay
Superior
Wausau
Wisconsin Rapids

Herberger's Stores

COLORADO
Grand Junction

IOWA
Ottumwa

MINNESOTA
Albert Lea
Alexandria
Bemidji
Bloomington
Brainerd
Fergus Falls
Mankato
Minneapolis
Moorhead
New Ulm
Roseville
St. Cloud
St. Paul
Stillwater
Virginia
Willmar

MONTANA
Billings
Butte
Great Falls
Havre
Kalispell
Missoula

NEBRASKA
Hastings
Kearney
Norfolk
North Platte
Scottsbluff

NORTH DAKOTA
Bismarck
Dickinson
Fargo
Minot

SOUTH DAKOTA
Aberdeen
Rapid City
Watertown

WISCONSIN
Beaver Dam
LaCrosse
Rice Lake

WYOMING
Rock Springs

Carson Pirie Scott Stores

ILLINOIS
Aurora (2)
Bloomingdale
Bourbonnais
Calumet City
Chicago (3)
Chicago Ridge
Dundee
Evergreen Park
Hammond
Joliet
Lincolnwood
Lombard (2)
Matteson
Mount Prospect
Naperville (2)
Norridge
North Riverside
Orland Park
Schaumburg
St. Charles
Vernon Hills
Waukegan
Wilmette (2)

INDIANA
Merrillville
Michigan City

MINNESOTA
Rochester

Boston Stores

Wisconsin
Brookfield (2)
Janesville
Madison (2)
Milwaukee (5)
Racine

Bergner's Stores

ILLINOIS
Bloomington
Champaign
Forsyth
Galesburg
Machesney Park
Pekin
Peoria
Peru
Quincy
Rockford (2)
Springfield
Sterling
Urbana

Off 5th Stores

ARIZONA
Tempe
Tucson

CALIFORNIA
Anaheim
Cabazon
Camarillo
Folsom
Milpitas
Ontario
Petaluma
San Diego

COLORADO
Castle Rock

CONNECTICUT
Clinton

FLORIDA
Ellenton
Orlando
Sunrise

GEORGIA
Dawsonville

HAWAII
Waipahu

ILLINOIS
Gurnee
Schaumburg

KANSAS
Olathe

MASSACHUSETTS
Worcester
Wrentham

MICHIGAN
Auburn
Dearborn

MINNESOTA
Minneapolis

NEVADA
Las Vegas

NEW JERSEY
Elizabeth
Paramus

NEW YORK
Central Valley
Niagara Falls
Riverhead
Westbury

NORTH CAROLINA
Concord
Morrisville

OHIO
Aurora

PENNSYLVANIA
Grove City
Philadelphia

SOUTH CAROLINA
Myrtle Beach

TENNESSEE
Nashville (2)

TEXAS
Grapevine
Katy
San Marcos
Stafford

VIRGINIA
Leesburg
Woodbridge

                     SHAREHOLDER INFORMATION

Sales Release Dates for 2000
Sales Period                     Release Date
February 2000                          3/2/00
March 2000                             4/6/00
April 2000                             5/4/00
May 2000                               6/1/00
June 2000                              7/6/00
July 2000                              8/3/00
August 2000                           8/31/00
September 2000                        10/5/00
October 2000                          11/2/00
November 2000                        11/30/00
December 2000                          1/4/01
January 2001                           2/8/01

Earnings Release Dates for 2000
Quarter                          Release Date
First                                 5/16/00
Second                                8/15/00
Third                                11/14/00
Fourth                        To be announced

Annual Meeting

The Annual Meeting of Shareholders of Saks Incorporated will be held at 8:30 a.m. local time, June 21, 2000, at The Dixon
Gallery and Gardens,  4339 Park Avenue, Memphis, Tennessee 38117.
Shareholders are cordially invited to attend.

Inquiries Regarding Your Stock Holdings

Registered shareholders (shares held by you in your name) should address communications regarding address changes, lost certificates and other administrative matters to the Company's
Transfer Agent and Registrar:

Union Planters Bank, NA
7650 Magna Drive
Belleville, Illinois 62223
(618) 239-4451 (telephone)
(618) 239-4750 ext. 4451 (facsimile)

In all correspondence or telephone inquiries, please mention Saks
Incorporated, your name as printed on your stock certificate, your Social Security number, your address and your phone number.

Beneficial shareholders (shares held by you in the name of your broker or other nominee) should direct communications on all administrative matters to your nominee owner.

Financial and Other Information
Copies of financial documents and other company information such as Saks Incorporated's Form 10-K and 10-Q reports as filed with the SEC are available free of charge by contacting:

Investor Relations
Saks Incorporated
P.O. Box 9388
Alcoa, Tennessee 37701
(865) 981-9541

Security analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Saks Incorporated are invited to contact:

Julia Bentley
Senior Vice President of Investor
Relations and Communications
P.O. Box 9388
Alcoa, Tennessee 37701
(865) 981-6243 (telephone)
(865) 981-6325 (facsimile)
julia_bentley@saksinc.com (e-mail)

Financial results, corporate news and other Company information are available on Saks Incorporated's web site:
http://www.saksincorporated.com.

Corporate Headquarters
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Saks Fifth Avenue Headquarters
12 East 49th Street
New York, New York 10017
(212) 940-4048

Parisian Headquarters
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Proffitt's Headquarters
115 North Calderwood Street
Alcoa, Tennessee 37701
(865) 983-7000

McRae's Headquarters
3455 Highway 80 West
Jackson, Mississippi 39209
(601) 968-4400

Younkers Headquarters
701 Walnut Street
Des Moines, Iowa 50397
(515) 244-1112

Herberger's Headquarters
600 Mall Germain
St. Cloud, Minnesota 56301
(320) 251-5351

Carson Pirie Scott, Boston Store
and Bergner's Headquarters
331 West Wisconsin Avenue
Milwaukee, Wisconsin 53203
(414) 347-4141

Independent Accountants
PricewaterhouseCoopers LLP
Birmingham, Alabama

  2000 Saks Incorporated


       [Back cover page]

                               SAKS
                           INCORPORATED