Form 10-K, Exhibit 13
period 2001-02-03
SAKS INC
filed 2001-05-01
CIK 812900

Two Thousand Annual Report
Saks Fifth Avenue Enterprises Saks Department Store Group

2        Financial Highlights
3        Letter to Our Shareholders
6        Saks Fifth Avenue Enterprises
20      Saks Department Store Group
33      Five-Year Financial Summary
34      Management's Discussion and Analysis
43      Consolidated Financial Statements
47      Notes to Consolidated Financial Statements
73      Report of Independent Accountants
73      Report of Management
74      Market Information
75      Directors and Certain Officers
76      Store Locations
78      Shareholder Information
79      Corporate Information

Distinctions In Style Style is ever-changing. It's current. And timeless. Individual. And far-reaching. Saks Incorporated is well-positioned to identify and take advantage of the distinctions.

2          FINANCIAL HIGHLIGHTS

          Saks Incorporated Financial Highlights

Year Ended

(in thousands, except per share amounts)	February 3, 2001	January 29, 2000	January 30, 1999
Net sales	$ 6,581,236	$ 6,434,167	$ 5,963,813
Income before non-routine items	$ 132,699	$ 230,132	$ 153,525
Diluted earnings per common share before non-routine items	$ 0.93	$ 1.58	$ 1.05
Income before extraordinary items	$ 75,216	$ 198,904	$ 24,985
Diluted earnings per common share before extraordinary items	$ 0.53	$ 1.36	$ 0.17
Diluted weighted average common shares	142,718	146,056	146,383
Total assets	$ 5,050,611	$ 5,098,952	$ 5,188,981
Shareholders' equity	$ 2,293,829	$ 2,208,343	$ 2,007,575

                        Note:  Non-routine items include extraordinary items, losses from long-lived assets, integration charges, and year 2000 expenses

3        LETTER TO OUR SHAREHOLDERS

To Our Shareholders

In the midst of a generally difficult retail environment, the operating performance of Saks Incorporated during 2000 fell below last year's levels and below the standards we expect from this organization. While I am disappointed with our 2000 results, I can report to you that we have taken the decisive actions necessary to regain the operating momentum of this business and again assume our historic position as a leader in value creation in the retail industry.

During the first part of 2000, sales at our traditional department store business (Saks Department Store Group or DSG) were substantially below planned levels. A comparable store sales decline of 4.3% during the first half of the year led to an overstocked position in this business. The resulting markdowns necessary to clear the excess inventory, combined with the sales shortfall, led to a substantial decline in the year-over-year contribution of Saks DSG through the first three quarters of the year.

By contrast, the operating performance of our Saks Fifth Avenue businesses during the first three quarters of the year was substantially improved from the prior year's levels. Comparable store sales increased by 6.5% for the first nine months, and the operating contribution of our Saks Fifth Avenue businesses met our plans. However, along with the increase in volatility in the U.S. financial markets in the fall of 2000, our Saks Fifth Avenue business slowed. Fourth quarter comparable store sales declined by 3.4%, and, as a result, the fourth quarter earnings contribution of our Saks Fifth Avenue full-line stores was below prior year's levels. This decline, combined with difficult sales trends at our Saks Off 5th stores and the costs associated with our saks.com launch and related catalog integration, led to lower earnings contribution from this business.

While we reacted aggressively to these sales trends with reductions in inventory purchases, capital spending and general expenses, we could not sufficiently offset these negative factors and, therefore, posted disappointing earnings for the full year.

In July of 2000, faced with a difficult trading environment in the traditional department store segment and with premium valuations being accorded luxury enterprises, the Board of Directors of Saks Incorporated determined it would be in the

4        LETTER TO OUR SHAREHOLDERS

best interests of the shareholders to spin off its Saks Fifth Avenue--related businesses into a separate, publicly-owned company. This business was to be named Saks Fifth Avenue Enterprises (SFAE).

The objective of this action was to focus the operations of two distinct businesses -- each with its own management and value-creation formula. Each would report financial information permitting investors to evaluate and value the businesses accordingly.  Our Board believed that this action would permit the focus necessary to revitalize our traditional department store business, which after a decade of outstanding growth, was facing a challenging operating environment. The Board also believed that having substantially and permanently improved the Saks Fifth Avenue-related businesses since the acquisition of Saks Holdings, this new structure would permit us to accelerate the growth opportunities inherent in the Saks Fifth Avenue--related businesses.

After the July announcement, as a result of the decisive operating actions taken at our DSG business during the summer and early fall of 2000, we enjoyed substantially improved momentum in this business during the fourth quarter of 2000. As I previously outlined, however, the operating contribution of the Saks Fifth Avenue--related businesses declined during the fourth quarter of the year. Concurrent with these performance dynamics, equity investors narrowed the valuations between the traditional department store and luxury retail sectors. These market changes, combined with our ability to deliver the improvements in focus through organizational and personnel changes, led the Board to determine that it was in the best interests of our shareholders to terminate the proposed spin-off of the SFAE-related businesses. Our corporate planning related to this matter has led to substantially improved organizational processes  which I will outline later in this report. I am confident that these enhancements will contribute greatly to our ability to meet the value-creation objectives for Saks Incorporated.

Saks Incorporated has now been reorganized along the lines of its two principal business segments--the Saks Department Store Group (DSG) and Saks Fifth Avenue Enterprises (SFAE). These two business segments are supported by a central services group, Saks Support Group (SSG).

George Jones was named President and CEO of DSG effective March 1, 2001. George has enjoyed an outstanding career in retail and brings a wealth of executive experience to this important role. Each of our department store operating divisions, along with the corporate marketing and private-brand functions of DSG, now report to George.

5        LETTER TO OUR SHAREHOLDERS

Christina Johnson has been named President and CEO of SFAE. While continuing to lead the Saks Fifth Avenue full-line business, Tina now has the responsibility for our Saks Off 5th and Saks Direct businesses. This action further integrates the offerings of our multiple channels while more effectively leveraging the infrastructure of the SFAE operations.

Certain of the Company's sales support services are now housed under the umbrella of SSG, led by Jim Coggin, President and Chief Administrative Officer of the Corporation. SSG will provide high-value, efficient services to each of our  business segments, with the associated costs allocated to DSG and SFAE respectively.

In conjunction with these organizational changes, we will begin reporting the operating performance of our two business segments as part of our quarterly and annual reporting process to our investors. This will permit investors to appraise the performance of each of the business segments of Saks Incorporated.

In the next section of this report, I will share with you more detail on the strategies and activities of each of our business segments.

After a decade of dynamic growth, Saks Incorporated had a tough year. We recognized the problems and issues and have dealt with them forcefully. We have reorganized the corporation to drive improved focus and execution and have the leadership in place to see that this occurs. Our financial condition is very sound, and our team is extremely motivated and energized.

We are substantial investors in this Company in addition to being the managers the assets of our investing partners. We know that the year ahead still holds some major challenges with an unsettled economic environment. However, in spite of these challenging circumstances, you will see a return to the high-quality performance standards we all expect from this outstanding business.

Thank you for your support.

/s/ R. Brad Martin

R. Brad Martin
Chairman of the Board and Chief Executive Officer
Saks Incorporated

This letter and the SFAE and DSG information on pages 6 through 31 of this report contain "forward-looking" information within the definition of the Federal securities laws. For a discussion of risk factors, refer to "Forward-Looking Information" contained in Management's Discussion and Analysis appearing on page 42 of this annual report.

Saks Fifth Avenue Enterprises
                 Ultimate Style

 8        SAKS FIFTH AVENUE ENTERPRISES

Saks Fifth Avenue Enterprises
            The Destination for Style Around the World

Saks Fifth Avenue is the most recognized luxury brand worldwide and the foremost authority on luxury and style. Saks Fifth Avenue Enterprises, or SFAE, consists of Saks Fifth Avenue stores, Off 5th Saks Fifth Avenue Outlet stores and Saks Direct.

There are 62 geographically diverse Saks Fifth Avenue luxury department stores, in 23 states, with 6.4 million square feet of premium real estate, including the owned flagship store in New York City. There are 50 Saks Off 5th fashion outlet stores, in 23 states, with 1.3 million square feet of space located in upscale mixed-use and off-price outlet centers. Saks Direct consists of our catalog business as well as saks.com

SFAE is a much stronger business as a result of actions we have taken since our acquisition of Saks Holdings in September 1998. These actions include:

  Improved management focus.  Reorganizing and strengthening our management team.
  New inventory control standards.  Ensuring better returns on working capital.
  Improved efficiency and productivity.  Implementing process improvements in nearly every support function of the business including credit, distribution, logistics, information technology and purchasing.
  Enhanced store design, real estate and capital expenditure processes. Reducing capital investment in new stores as a result of reengineering processes, meaningfully lowering occupancy costs due to improved real estate acquisition and negotiation practices, closing unproductive stores and implementing rigid standards for approval of capital expenditures.

                                                                                     Saks Fifth Avenue Enterprises

Saks Fifth Avenue Enterprises
                    Ultimate Style

Saks Fifth Avenue Enterprises
                    Ultimate Style

Saks Fifth Avenue Enterprises
                    Ultimate Style

Saks Fifth Avenue Enterprises
                    Ultimate Style

Saks Fifth Avenue Enterprises
                    Ultimate Style

15        SAKS FIFTH AVENUE ENTERPRISES

                                                                                                     Saks Fifth Avenue

                                                                                  Ultimate Style

                                                                                                      Off 5th
                                                                                                      Saks Fifth Avenue
                                                                                                      Outlet

                                                                                                      Saks Direct

16 SAKS FIFTH AVENUE ENTERPRISES

Saks Fifth Avenue Full-Line Stores
A Luxurious Experience

Our goal is to capture an increasing share of spending by the luxury customer. Through extensive research with existing loyal customers we intend to retain as well as new customers we wish to attract, we have developed responsive marketing, merchandising, customer service and store environment strategies.

We have updated the merchandising and marketing profile to appeal to both our core customers and younger, affluent customers. We have successfully repositioned the marketing strategy through the fall 2000 introduction of the Live A Little campaign. We continue to strengthen our core designer offerings and add modern, new designers. Merchandise is increasingly lifestyle focused with store assortments based more on customer buying patterns than on store volume. We have refined and re-launched Saks Fifth Avenue's proprietary brand program.

The very successful Fifth Avenue Club and Saks First loyalty program are our hallmarks of service. Our research indicates there are also opportunities to improve "accessibility" within our stores, so we are designing and implementing training programs to ensure that we offer the most approachable, attentive and friendly service in the industry.

Additionally, we are testing a new prototype store design that is more modern and inviting. Our new design includes warmer colors, distinctive music and lighting, shopper-friendly department adjacencies, eye-catching visuals, "living room" waiting areas within departments and other unique and innovative amenities.

17       SAKS FIFTH AVENUE ENTERPRISES

We have
successfully
repositioned our
marketing strategy
through the
Live A Little
advertising
campaign.

In 2000, the Company added new Saks Fifth Avenue full-line stores in Highland Park, Illinois and Hurst, Texas and Saks Fifth Avenue Men's Stores in Portland, Oregon and Chevy Chase, Maryland.

For 2001, the Company will open new Saks Fifth Avenue stores in Birmingham, Alabama and Columbus, Ohio and our first international licensed operation in Riyadh, Saudi Arabia. The success of the Riyadh store could lead to other international expansion and licensing opportunities.

18 SAKS FIFTH AVENUE ENTERPRISES Off 5th Saks Fifth Avenue Outlet Where Upscale Gets Savvy
Saks Off 5th is the leading retailer of off- price, upscale merchandise in the United States. This business has attractive economic returns due to high sales productivity, lower operating costs, favorable lease economics and attractive inventory purchase prices. We have strategies in place to grow market share of this business, which include expanding our assortments of key items and the testing and implementation of radio marketing to build public awareness, traffic and volume.	During 2000, we opened new Saks Off 5th stores in Olathe, Kansas and Nashville, Tennessee. Our 2001 store expansion plans include new Saks Off 5th stores in Cincinnati, Ohio; Atlanta, Georgia and Miami, Florida.
19 SAKS FIFTH AVENUE ENTERPRISES Saks Direct Virtual Style. Virtual Saks.
We launched saks.com   in September 2000 to parallel the Saks Fifth Avenue shopping experience. saks.com  is fast becoming an effective merchandising and marketing tool, as well as a new channel to extend the geographic and demographic reach of the Saks Fifth Avenue brand.

During its initial months of operation, our order size averaged over $300. Cross-channel opportunities abound, from optimizing business partnerships to driving Saks Fifth Avenue promotions and events on the site.

During the start-up year of 2000, we invested significantly in site development and infrastructure to build the foundation for this value-creating channel of distribution. With our foundation now established, during the first half of 2001 we are further integrating the Saks Fifth Avenue catalog and saks.com operations with those of the core Saks Fifth Avenue business. The loss in our e-commerce business totaled $.14 per share for 2000, and we expect this number to decline substantially in 2001.

                                         SAKS DEPARTMENT STORE GROUP
                                                                             Real-Life Style

22          SAKS DEPARTMENT STORE GROUP

 Saks Department Store Group
        Defining Style Across the Country

Saks Department Store Group, or DSG, is a leading branded department store operator in the Southeast, Midwest and Great Plains markets, holding the number one or number two market share in approximately 90% of our trade areas.

We operate 243 stores, in 24 states, with 26.8 million square feet of high-quality, well-positioned real estate. Our nameplates--Proffitt's, McRae's, Younkers, Parisian, Herberger's, Carson Pirie Scott, Bergner's and Boston Store--offer upper-moderate to better branded and proprietary branded apparel, cosmetics, shoes, accessories and decorative home furnishings. These regional franchises carry tremendous brand equity with established customer relationships and a broad customer base.

                                                                                 SAKS DEPARTMENT STORE GROUP

SAKS DEPARTMENT STORE GROUP

SAKS DEPARTMENT STORE GROUP
        Real Life Style

                                                                 SAKS DEPARTMENT STORE GROUP
                                                                                                   Real Life Style

SAKS DEPARTMENT STORE GROUP
                     Real Life Style

                                                                             SAKS DEPARTMENT STORE GROUP
                                                                                                   Real Life Style

SAKS DEPARTMENT STORE GROUP
                         Real Life Style

29        SAKS DEPARTMENT STORE GROUP

                                                                                                  Parisian

                                                                                                  Proffitt's

                                                                              ; Real-Life Style

                                                                                                  McRae's

                                                                                                  Younker's

                                                                                                  Herberger's

                                                                                                  Carson Pirie Scott

                                                                                                  Boston Store

                                                                                                  Bergner's

30 SAKS DEPARTMENT STORE GROUP Saks Department Store Group Regaining Momentum
In the second half of 2000, we began
implementing the decisive actions necessary
to regain operating momentum at DSG.
Implementation and refinement of these
initiatives continue today. Specifically, we
have made substantial progress toward:

*   Improved merchandising.  Refocusing
     merchandise content on key items and
     products geared toward our traditional
     customer base; collaborating with our
     vendor partners to better meet our
     customers' expectations; developing
     profitable relationships with new vendors;
     refining assortments by store based on
     customer research and analysis of
     shopping patterns; enhancing our private
     brands; and continuing to emphasize
     inventory controls and improved execution.
 *  Enhanced marketing.  Focusing efforts in
     support of key items; leveraging customer
     databases with increased direct mail and
     enhanced loyalty programs; and increasing
     our customer relationship marketing.
*  Improved customer service.  Better
     matching staffing needs by department,
     ranging from personalized service in areas
     requiring more consultation to fast
     transaction processing in areas oriented

    toward self-selection; and installing new
    customer service centers in nearly 100
    stores.
*  Strengthened management focus.
    Consolidating McRae's home offices into
    Proffitt's headquarters and Herberger's
    home offices into Carson Pirie Scott
    headquarters and placing previously
    centralized merchandising staff into the
    operating divisions, creating a more
    efficient cost structure; leveraging key
    managers in merchandising, marketing
    and store administration; and
    streamlining decision making.

As a result of these initiatives, DSG
generated positive comparable store
sales growth and improved year-over-year
operating performance in the fourth quarter
of 2000. Through the continued execution of
these strategies, we are positioned to
achieve our objectives at DSG in 2001.

We have completed construction on our new state-of-the-art distribution center located in Steele, Alabama. The consolidation of three existing distribution facilities into this center will be completed during spring 2001 and will generate cost savings of approximately $10 million annually, beginning in 2002.

31 SAKS DEPARTMENT STORE GROUP Saks Department Store Group Right Time. Right Place.
In 2000, the Company added a new Parisian store in Charleston, South Carolina and a new Carson Pirie Scott store in Schaumburg, Illinois and closed five under performing units.

Consistent with our strategy of rationalizing our store base and asset base in a fashion that creates a higher growth, higher margin, value-creating business, in March 2001 the  Company sold nine DSG stores and related assets to The May Department Stores Company. The stores totaled approximately 1.7 million square feet and included five Proffitt's stores in Nashville, Tennessee; three Parisian stores in Baton Rouge and Lafayette, Louisiana and Orlando, Florida; and one McRae's store in Baton Rouge.

The cash purchase price, including the working capital assets, totaled approximately $307 million.

The price obtained for these assets demonstrates the substantial value embedded in the DSG portfolio. The Company will use proceeds from the sale to reduce debt and to repurchase equity. The $31 million after tax loss on disposition of the assets, primarily related to the non-cash impairment of goodwill, was recorded in the fourth quarter of 2000. This loss is expected to be significantly offset by the gain on there purchase of the Company's debt securities with the proceeds, although such gains will be realized in 2001.

The Company will open two new traditional department stores in fall 2001--a Parisian store in Atlanta, Georgia and a Younkers store in Muskegon, Michigan.

33          SAKS INCORPORATED & SUBSIDIARIES FIVE-YEAR FINANCIAL SUMMARY

(In thousands, except per share amounts)	February 3, 2001	January 29, 2000	January 30, 1999	January 31, 1998	February 1, 1997

Consolidated Income Statement Data:
Net Sales	$ 6,581,236	$ 6,434,167	$ 5,963,813	$ 5,515,675	$ 4,726,766
Cost of sales	4,211,707	4,028,779	3,794,340	3,481,831	3,006,287

Gross margin	2,369,529	2,405,388	2,169,473	2,033,844	1,720,479
Selling, general and administrative expenses	1,433,357	1,359,386	1,332,275	1,203,909	1,059,750
Other operating expenses	580,853	535,670	498,733	444,276	367,247
Losses from long-lived assets	73,572	12,547	61,785	(134)	1,406
Integration charges	19,886	35,660	111,307	36,524	16,929
Year 2000 expenses	--	5,917	10,437	6,590	--
ESOP expenses	--	--	--	9,513	3,910

Operating Income	261,861	456,208	154,936	333,166	271,237
Interest expense	(149,995)	(138,968)	(110,971)	(113,685)	(114,881)
Other income (expense), net	3,733	140	22,201	2,330	(11,780)

Income before Provision (Benefit) for Income Taxes and Extraordinary Items	115,599	317,380	66,166	221,811	144,576
Provision (benefit) for income taxes	40,383	118,476	41,181	(194,426)	50,998

Income before Extraordinary Items	75,216	198,904	24,985	416,237	93,578
Extraordinary loss on early extinguishment of
debt, net of taxes	--	(9,261)	(25,881)	(11,323)	(12,746)

Net Income	$ 75,216	$ 189,643	$ (896)	$ 404,914	$ 80,832

Basic earnings per common share:
Before extraordinary items	$ 0.53	$ 1.38	$ 0.17	$ 3.03	$ 0.72
After extraordinary items	$ 0.53	$ 1.32	$ (0.01)	$ 2.94	$ 0.62
Diluted earnings per common share:
Before extraordinary items	$ 0.53	$ 1.36	$ 0.17	$ 2.86	$ 0.70
After extraordinary items	$ 0.53	$ 1.30	$ (0.01)	$ 2.79	$ 0.60
Weighted average common shares
Basic	141,656	144,174	142,856	137,588	125,056
Diluted	142,718	146,056	146,383	149,085	132,583

Consolidated Balance Sheet Data:
Working capital	$ 1,085,956	$ 1,110,796	$ 887,875	$ 1,096,359	$ 951,752
Total assets	$ 5,050,611	$ 5,098,952	$ 5,188,981	$ 4,270,253	$ 3,630,276
Long-term debt, less current portion	$ 1,801,657	$ 1,966,802	$ 2,110,395	$ 1,093,806	$ 863,475
Subordinated debt	$ --	$ --	$ 4,252	$ 286,964	$ 501,767
Shareholders' equity	$ 2,293,829	$ 2,208,343	$ 2,007,575	$ 1,944,529	$ 1,397,934

34          MANAGEMENT'S DISCUSSION AND ANALYSIS

Saks Incorporated (hereinafter the "Company") is a national retailer currently operating 355 premier, traditional and off-price department stores. The Company operates Saks Fifth Avenue Enterprises ("SFAE"), which consists of 62 Saks Fifth Avenue stores,50 Saks Off 5th stores, and Saks Direct, which includes the Folio and Bullock & Jones catalogs and the operations of saks.com. The Company also operates the Saks Department Store Group ("DSG"), which consists of 26 Proffitt's stores, 29 McRae's stores,50 Younkers stores, 40 Parisian stores, 40 Herberger's stores, 33 Carson Pirie Scott stores, 14 Bergner's stores and 11 Boston Stores.

Between 1994 and 1998, the Company experienced significant growth, principally through a series of acquisitions. The Company's major acquisitions are outlined below:

Name	Headquarters	Number of States Acquired	Locations	Date Acquired	Accounting Treatment

McRae's	Jackson, MS	31	Southeast	March 31, 1994	Purchase
Younkers	Des Moines, IA	50	Midwest	February 3, 1996	Pooling
Parisian	Birmingham, AL	40	Southeast/Midwest	October 11, 1996	Purchase
Herberger's	St. Cloud, MN	37	Midwest	February 1, 1997	Pooling
Carson Pirie Scott, Boston Store, and Bergner"s ("Carson's")	Milwaukee, WI	55	Midwest	January 31, 1998	Pooling
Saks Fifth Avenue and Off 5th ("SFA")	New York, NY	95	National	September 17, 1998	Pooling

The Company has also expanded its store base through the construction of new units as well as through the acquisition of select store locations, such as the purchase of 15 former Mercantile stores from Dillard's in late 1998.

At February 3, 2001, the Company had entered into an agreement to sell nine of the former Mercantile Stores to The May Department Stores Company for an aggregate purchase price of approximately $307 million. The transaction, including the sale of real and personal property, along with certain related merchandise inventory and customer accounts receivable, was consummated on March 16, 2001.

Merchandising, sales promotion and certain store operating support functions are conducted in multiple locations. Certain back office administrative support functions for the Company, such as accounting, credit administration, store planning and information technology, are centralized.

35          MANAGEMENT'S DISCUSSION AND ANALYSIS

Income statement information for each year presented has been restated to include the financial results of operations of all acquisitions which the Company accounted for under the pooling of interests method of accounting as if the acquired entity and the Company had operated as one since inception. The operations of acquisitions, which were accounted for using the purchase method of accounting, have been included in the income statements subsequent to their respective purchase dates. The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income, expressed as percentages of net sales (numbers may not total due to rounding):

February 3, 2001 ("2000")	January 29, 2000 ("1999")	January 30, 1999 ("1998")

Net sales	100.0%	100.0%	100.0%
Cost of sales	64.0	62.6	63.6

Gross margin	36.0	37.4	36.4
Selling, general and administrative expenses	21.8	21.1	22.3
Other operating expenses	8.8	8.3	8.4
Losses from long-lived assets	1.1	0.2	1.0
Integration charges	0.3	0.6	1.9
Year 2000 expenses	0.0	0.1	0.2

Operating income	4.0	7.1	2.6
Interest expense	(2.3)	(2.2)	(1.9)
Other income (expense), net	0.1	0.0	0.4

Income before provision for income taxes and extraordinary items	1.8	4.9	1.1
Provision for income taxes	0.6	1.8	0.7

Income before extraordinary items	1.1	3.1	0.4
Extraordinary loss on early extinguishment of debt, net of taxes	0.0	(0.1)	(0.4)

Net income	1.1%	2.9%	0.0%

Net sales and cost of sales, as previously reported in prior years, have been restated to include the revenues and the costs related to the shipping and handling of merchandise sold, with no effect on previously reported operating income, net income, shareholders' equity or cash flows. The Company had previously included revenues and costs for shipping and handling in selling, general and administrative expenses.

 36        MANAGEMENT'S DISCUSSION AND ANALYSIS

FISCAL YEAR ENDED FEBRUARY 3, 2001 COMPARED TO FISCAL YEAR ENDED JANUARY 29, 2000

Net Sales
Net sales for 2000 include 53 weeks of sales versus 52 weeks in 1999.

Net sales increased 2.3% in 2000 over 1999 primarily due to sales resulting from the 53rd week, incremental sales generated from new store additions, offset partially by the loss of sales from closed stores, and a comparable stores sales increase of 0.2%.

Net sales for DSG were $3,909.1 million in 2000 compared to $3,928.9 million in 1999, a total sales decrease of 0.5%, principally attributable  to a comparable stores sales decrease for the 52 weeks ended January 27, 2001 of 1.8%. Net sales for SFAE were $2,672.2 million in 2000 compared to $2,505.2 million in 1999, a total sales increase of 6.6%, principally attributable to a comparable stores sales increase  for the 52 weeks ended January 27, 2001 of 5.0% and incremental sales from new stores.

Gross Margin
Gross margin as a percentage of net sales was 36.0% in 2000 compared to 37.4% in 1999. The decrease in gross margin percent from 1999 to 2000 was primarily attributable to markdowns associated with the general weakness in the DSG segment and the extraordinary markdowns taken to clear excess spring and summer apparel inventories in DSG.

Selling, General and Administrative Expenses
Selling, general and administrative expenses ("SG&A") as a percentage of net sales were 21.8% in 2000 compared to 21.1% in 1999. The increase in 2000 from 1999 was primarily due to 1) expenses of $21.3 million associated with launching saks.com without a corresponding increase in sales, 2) the inability to reduce operating expenses commensurate with the comparable  store sales decline in DSG during the first three quarters of the year and with the comparable store sales decline in SFAE during the fourth quarter of the year, offset partially by 3) an increase in finance charge income on proprietary credit cards as a result of terms changes initiated in late 1999. Included in SG&A expenses in 2000 were expenses totaling $6.7 million ($4.1 million net of taxes) associated with the terminated proposal to spin-off SFAE and revisions to 1999 charges associated with store closings.

Other Operating Expenses
Other operating expenses as a percentage of net sales were 8.8% in 2000 compared to 8.3% in 1999. The increase was primarily due to 1) increased depreciation and rental expenses associated with the remodel and expansion of comparable stores without a corresponding increase in comparable store sales, 2) depreciation and rental expenses associated with new stores without a corresponding increase in new store sales and 3) increased depreciation resulting from infrastructure capital spending (principally information technology systems).

Certain Items

INTEGRATION CHARGES
The Company incurred certain costs to integrate and combine the operations of acquired companies. The 2000 charges were primarily comprised of severance benefits and systems conversions related to the consolidation of the McRae's and Herberger's operating divisions and three distribution centers. The 1999 charges were primarily comprised of systems conversion costs and severance benefits related to redundant systems and administrative operations associated with the SFA and Carson's acquisitions.

LOSSES FROM LONG-LIVED ASSETS
Losses from long-lived assets in 2000 of $73.6 million were primarily comprised of the non-cash impairment of goodwill associated with the pending sale of nine former Mercantile stores and, to a lesser extent, impairments on abandoned software and under-performing store assets. Losses from long-lived assets in 1999 of $12.5 million were principally comprised of the write-off of the carrying amounts of relocated or closed stores.

37          MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR 2000 EXPENSES
Prior to January 1, 2000, the Company incurred costs related to required system upgrades, replacements and modifications to prepare for the year 2000. The Company experienced no significant system delays or interruptions on or after January 1, 2000.

Operating Income
Operating income decreased from $456.2 million in 1999 to $261.9 million in 2000 primarily due to 1) an increase in markdown activity resulting from the general weakness in DSG, 2) the excessive markdowns required to clear excess spring and summer apparel inventories in DSG, 3) the expenses associated with launching saks.com, 4) increased occupancy costs without a corresponding increase in sales, 5) the impairment of goodwill associated with the pending sale of the nine former Mercantile stores, partially offset by 6) lower integration charges and the absence of Year 2000 expenses.

Interest Expense
Interest expense as a percentage of net sales increased to 2.3% in 2000 from 2.2% in 1999. The increase was due principally to higher average borrowing rates on floating rate debt and higher average debt levels.

Income Taxes
In 2000, the effective income tax rate differed from the federal statutory tax rate due to state income taxes and nondeductible goodwill amortization, offset by the favorable effect of the disposal of a real estate investment ($4.1 million). In 1999, the effective income tax rate differed from the statutory tax rates principally due to state income taxes and nondeductible goodwill amortization. The change in year-over-year effective tax rates was primarily attributable to the favorable effect of the real estate investment disposition.

Extraordinary Items
The extraordinary item in 1999 related to the prepayment of $236 million in REMIC certificates, which resulted in an extraordinary loss from early extinguishment of debt. The loss was comprised of the write-off of unamortized deferred debt issuance costs.

Net Income
Net income in 2000 decreased to $75.2 million from $189.6 million in 1999 primarily due to the decline in operating income.

FISCAL YEAR ENDED JANUARY 29, 2000 COMPARED TO FISCAL YEAR ENDED JANUARY 30, 1999

Net Sales
Net sales increased 7.9% in 1999 over 1998 primarily due to a comparable stores sales increase of 2.6% and incremental sales generated from new store additions, offset partially by the loss of sales from closed stores.

Net sales for DSG were $3,928.9 million in 1999 compared to $3,647.4 million in 1998, a total sales increase of 7.7%, principally attributable to a comparable stores sales increase of 1.5% and incremental sales from new stores. Net sales for SFAE were $2,505.2 million in 1999 compared to $2,316.4 million in 1998, a total sales increase of 8.2%, principally attributable to a comparable stores sales increase of 4.7% and incremental sales from new stores.

Gross Margin
Gross margin as a percentage of net sales was 37.4% in 1999 compared to 36.4% in 1998. The increase in gross margin percent from 1998 to 1999 was primarily attributable to the effect of the markdowns taken in 1998 related to aged and excessive quantities of inventory recognized contemporaneous with the SFA acquisition.

38          MANAGEMENT'S DISCUSSION AND ANALYSIS

Selling, General and Administrative Expenses
SG&A as a percentage of net sales was 21.1% in 1999 compared to 22.3% in 1998. The decrease in 1999 from 1998 was primarily due to merger related charges incurred in 1998 in connection with the SFA acquisition. Those charges consisted of increased reserves for legal claims and self insurance liabilities, expenses related to real estate realignments and store closings, and a loss recognized from conforming SFA's policies for delinquent proprietary credit card accounts to those of the Company.

Other Operating Expenses
Other operating expenses as a percentage of net sales were 8.3% in 1999 compared to 8.4% in 1998. The decrease in other operating expenses percentage was primarily attributable to the excess of the growth in sales percentage over the percentage growth in expense. This favorable benefit was principally due to leveraging the comparable store sales increase over a relatively fixed expense base.

Certain Items

INTEGRATION CHARGES
In connection with its acquisitions, the Company incurred certain costs to effect the transactions and costs to integrate and combine certain operations. The 1999 charges were primarily comprised of systems conversion costs and severance benefits related to redundant systems and administrative operations. The 1998 charges were related principally to the SFA acquisition and consisted of investment banking, legal and accounting fees, transfer taxes and other direct merger costs and integration charges such as severance, the consolidation of administrative operations and the write-off of redundant information technology systems and certain development projects.

LOSSES FROM LONG-LIVED ASSETS
Losses from long-lived assets in 1999 of $12.5 million were principally comprised of the write-off of the carrying amounts of relocated or closed stores. The 1999 charges were less than the 1998 charges of $61.8 million primarily as a result of the charges taken in 1998 contemporaneous with the Company's review of the SFA real estate portfolio immediately prior to and subsequent to the acquisition.

YEAR 2000 EXPENSES
The Company incurred costs in 1999 and 1998 related to required system upgrades, replacements and modifications to prepare for the year 2000.

Operating Income
Operating income increased from $154.9 million in 1998 to $456.2 million in 1999 primarily due to 1) an increase in comparable store sales and new store sales, 2) the absence of markdowns taken in 1998 related to aged and excessive quantities of inventory recognized contemporaneous with the SFA acquisition, 3) the absence of charges taken in 1998 related to increased liabilities, real estate alignments, store closings and changes in delinquent proprietary credit card policies, 4) a decrease in integration costs and 5) the absence of merger charges taken in 1998 resulting from the SFA acquisition.

Other Income (Expense), Net
Other income in 1998 consisted of gains recorded from the favorable settlement of litigation, partially offset by charges related to the termination of certain interest rate hedging agreements.

Interest Expense
Interest expense as a percentage of net sales increased to 2.2% in 1999 from 1.9% in 1998. The increase was due to higher average levels of borrowings due to funding capital expenditures and working capital related to new stores and higher average borrowing rates due to more fixed versus variable rate debt.

39          MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes
In 1999, the effective income tax rate differed from the federal statutory tax rate principally due to state income taxes and nondeductible goodwill amortization. The change in the 1999 tax rate from the 1998 rate was attributable to nondeductible merger costs reflected in the 1998 rate.

Extraordinary Items
The extraordinary item in 1999 related to the prepayment of $236 million in REMIC certificates, which resulted in an extraordinary loss from early extinguishment of debt. The loss was principally comprised of the write-off of unamortized deferred debt issuance costs. The 1998 extraordinary item related to the early extinguishment of several debt instruments that occurred contemporaneous with the SFA merger and were designed to enhance liquidity, strengthen the balance sheet and position the Company for future growth. These transactions included 1) the repurchase of approximately $272.0 million of 5.5% convertible subordinated notes, 2) the repayment and subsequent cancellation of a revolving credit facility and certain property leases and 3) the repurchase of $65.0 million of REMIC certificates.

Net Income
Net income in 1999 increased to a $189.6 million profit from a $0.9 million loss in 1998 due to the improvement in operating income and fewer extinguishment of debt charges, partially offset by incremental interest expense.

Liquidity and Capital Resources

CASH FLOW
The primary needs for liquidity are to acquire or construct new stores, renovate and expand existing stores and to provide working capital for new and existing stores. The Company anticipates that cash generated from operating activities and borrowings under its revolving credit agreement and accounts receivable securitization will be sufficient to meet its financial commitments and to capitalize on opportunities for future growth.

Cash provided by operating activities was $485.5 million in 2000, $209.7 million in 1999, and $522.9 million in 1998. Cash provided by operating activities principally represents income before depreciation and amortization charges, losses from long-lived assets and changes in working capital. The increase in 2000 from 1999 was related to a lower investment in working capital. The decrease in 1999 from 1998 was primarily related to the favorable effect of the sale of Carson's proprietary credit card receivables on 1998 cash flows.

Cash used in investing activities was $248.7 million in 2000, $407.8 million in 1999, and $943.7 million in 1998. Cash used in investing activities principally consists of construction of new stores, renovation and expansion of existing stores and business acquisitions. The decrease in 2000 from 1999 was due to lower capital spending on new store openings, expansions and remodels. The decrease in 1999 from 1998 was due to the 1998 acquisitions of the former Mercantile stores from Dillard's, the Brody's stores and Bullock & Jones.

Cash provided by (used in) financing activities for 2000, 1999 and 1998 totaled $(191.6) million, $184.9 million and $402.6 million, respectively. The change from 1999 to 2000 was due primarily to increased operating cash flow and lower capital spending which allowed for the reduction of debt. The change from 1998 to 1999 was due to the 1998 issuance of $1.1 billion in senior notes and an increase in revolving credit facilities to fund 1) the acquisition of the former Mercantile stores from Dillard's, 2) the repayment of the Carson's receivables facility, 3) the repayment of the Company's senior notes, 4) the repayment of SFA convertible debentures and 5) the repayment of REMIC certificates.

The availability of net operating loss carry forwards and other tax benefits generated in prior years by SFA and Carson's will enable the Company to reduce its cash requirements for income tax payments in the next several years.

40          MANAGEMENT'S DISCUSSION AND ANALYSIS

ACCOUNTS RECEIVABLE SECURITIZATION
All accounts receivable are generated by proprietary credit cards that are issued by National Bank of the Great Lakes, the Company's wholly owned subsidiary (the "Bank"), and are sold to wholly owned special purpose subsidiaries of the Company. The special purpose entities transfer the receivables, with limited recourse, to either a credit card related trust or a bank conduit  facility in exchange for cash and subordinated certificates representing undivided interests in the pool of receivables. The trust also issues certificates of beneficial interest, which represent an undivided interest in the pool of receivables, to investors. At February 3, 2001 the funding capacity consisted of approximately $1.3 billion of which $422 million were fixed rate certificates and $921 million were variable rate certificates. In 2001, securitization facilities totaling approximately $765 million of the $1.3 billion will mature. The Company anticipates issuing new certificates or establishing new conduit facilities that will be sufficient to maintain funding of accounts receivable under terms similar to those currently in place.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The guidance in SFAS No. 140 supercedes SFAS No. 125. Under SFAS No. 125, the Company's securitization transactions are accounted for as sales of receivables. SFAS No. 140 requires additional disclosures relating to securitized financial assets and retained interests in securitized financial assets for fiscal years ending after December 15, 2000. These disclosures are included in Note 4 to the consolidated financial statements. In addition, SFAS No. 140 changes the requirements for an entity to be a qualifying special purpose entity and modifies under what conditions a transferor has retained effective control over transferred assets. The updated rules for transfers of financial assets are effective for transfers occurring after March 31, 2001. Early adoption of the new rules is not allowed.

Unless the Company modifies its existing securitization structure, SFAS No. 140 will result in the reinstatement of previously sold accounts receivable and the establishment of a liability for secured borrowings. The Company believes it will be successful in amending its current securitization structure so as to retain accounting for the securitization as a sale of receivables.

CAPITAL STRUCTURE
As of February 3, 2001, the Company's total debt outstanding consisted of $148.7 million outstanding on various capital leases, $8.6 million in mortgage debt and $1.65 billion in senior notes with maturities ranging from 2004 to 2019. Total indebtedness of $1,807.3 million represented a debt to total capitalization percentage of 44.1% and a decrease of $167.3 million from total debt outstanding at January 29, 2000. The reduction in debt was principally in the amounts owed under the revolving credit agreement and was the result of a lower investment in working capital and reduced capital expenditures.

As of January 29, 2000, the Company's total debt consisted of $159.0 million outstanding on its revolving credit agreement, $155.1 million outstanding on its capital leases, $10.5 million of mortgage debt, and $1.65 billion in senior notes. During 1999, the Company issued $200 million in 7.375% senior notes that mature in 2019 and $350 million in 7.0% senior notes that mature in 2004. Proceeds of both issuances were used to refinance borrowings under the Company's revolving credit agreement.

In July 1999, the Company authorized a share repurchase program for up to five million shares. During 1999, the Company repurchased 2.004 million shares under the program for an aggregate amount of $33.3 million. During 2000, the Company repurchased  an additional 2.041 million shares for an aggregate purchase price of $25.0 million, leaving 0.955 million shares available under the program at February 3, 2001. In March 2001, the Company authorized an additional repurchase program of five million shares.

In March 2001, the Company completed the sale of nine former Mercantile stores to The May Department Stores Company  for an aggregate purchase price of approximately $307 million. The Company anticipates using the proceeds to repurchase both equity and debt; based on current conditions, the Company anticipates recording a gain on the extinguishment  of debt.

CASH BALANCES
At February 3, 2001 and January 29, 2000, the Company maintained cash and cash equivalent balances of $64.7 million and $19.6 million, respectively. These amounts primarily consist of cash received in payment of credit card balances that remain in transit from our lock box bank accounts, cash receipts related to sales near month end and cash maintained in the stores to facilitate sales transactions.

41          MANAGEMENT'S DISCUSSION AND ANALYSIS

CAPITAL NEEDS
The Company estimates capital expenditures for 2001 will approximate $300 million, primarily for the construction of new stores opening in 2001, initial construction work on stores expected to open in 2002, store expansions and renovations, enhancements to management information systems and regular maintenance capital expenditures.

The Company anticipates that working capital requirements relating to planned new and existing stores and capital expenditures will be funded through cash provided by operations, borrowings under its revolving credit agreement, ongoing sales of receivables under the securitization programs and proceeds from the sale of the nine former Mercantile stores that are not used to fund equity and debt repurchases. The Company maintains favorable banking relations and anticipates that the necessary credit agreements will be extended or new agreements will be entered into in order to provide future borrowing requirements as needed. The Company also believes it has access to a variety of capital markets. At February 3, 2001, the Company had $750 million available to borrow under its revolving credit agreement.

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

Seasonality
The Company's business, like that of most retailers, is subject to seasonal influences, with a significant portion of net sales and net income realized during the fall season, which includes the Christmas selling season. In light of these patterns, SG&A expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last two quarters of each year. The increases in working capital needs during the fall season have typically been financed with internally generated funds, ongoing sales of receivables under the securitization programs and borrowings under the revolving credit agreement. Generally, more than 30% of the Company's net sales and over 50% of net income are generated during the fourth quarter.

Segment Reporting
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The objective of this statement is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates. Prior to 2001, the Company operated three segments which are as follows: department stores, furniture and Saks Direct. The combined operations of the furniture and direct business segments represented less than three percent of the Company's total revenues, assets and operating profit. Accordingly, the results of operations of these two segments were not separately presented. Consistent with its reorganization announced in February 2001, the Company identified three reportable segments: SFAE stores, Saks Direct and DSG. It is expected that Saks Direct will continue to represent less than three percent of the Company's total revenues, assets and operating profit. As the reorganization is effected, the Company will begin disclosing more detailed separate financial information for two segments, SFAE, including the Saks Direct segment, and DSG, in the first quarter of fiscal 2001, including comparative historical financial information.

New Accounting Pronouncements
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, will be effective for the Company in the first quarter of fiscal 2001. The FASB issued FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25," in March 2000. These new standards will not have a material effect on the Company's consolidated financial statements.

42          MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Information
Certain information presented in this report addresses future results or expectations and is considered "forward-looking" information within the definition of the Federal securities laws. Forward-looking statements can be identified through the use of words such as "may," "will," "intend," "plan," "project," "expect," "anticipate," "should," "would," "believe," "estimate," "contemplate," "possible," "attempts," "seeks" and "point." The forward-looking information is premised on many factors.  Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management's assumptions.

The forward-looking information and statements are based on a series of projections and estimates that involve risks and uncertainties. Potential risks and uncertainties include such factors as: the level of consumer spending for apparel and other merchandise carried by the Company and its ability to respond quickly to consumer trends; adequate and stable sources of merchandise; the competitive pricing environment within the department and specialty store industries as well as other retail channels; favorable customer response to planned changes in customer service formats; the effectiveness of planned advertising, marketing and promotional campaigns; favorable customer response to increased relationship marketing efforts and proprietary credit card loyalty programs; appropriate inventory management; reduction of corporate overhead; effective operations of the Bank's credit card operations; and changes in interest  rates. For additional information regarding these and other risk factors, please refer to Exhibit 99.1 of the Company's Form 10-K filing with the Securities and Exchange Commission, which may be accessed via EDGAR through the Internet at www.sec.gov.

The Company undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any further disclosures the Company makes on related subjects in its reports with the Securities and Exchange Commission and in its press releases.

Quantitative and Qualitative Disclosures About Market Risk
The Company's exposure to market risk primarily arises from changes in interest rates. The effects of changes in interest rates on earnings generally have been small relative to other factors that also affect earnings, such as sales and operating margins. The Company seeks to manage exposure to adverse interest rate changes through its normal operating and financing activities and, if appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as part of an overall risk management program in order to manage the costs and risks associated with various financial exposures. The Company does not enter into derivative instruments for trading purposes, as clearly defined in its risk management policies.

43          SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
Year Ended

(In thousands, except per share amounts)	February 3, 2001	January 29, 2000	January 30, 1999

Net Sales	$ 6,581,236	$ 6,434,167	$ 5,963,813
Cost of sales	4,211,707	4,028,779	3,794,340

Gross margin	2,369,529	2,405,388	2,169,473

Selling, general and administrative expenses	1,433,357	1,359,386	1,332,275
Other operating expenses
Property and equipment rentals	196,813	187,829	181,966
Depreciation and amortization	214,099	178,775	155,361
Taxes other than income taxes	163,745	155,724	150,839
Store pre-opening costs	6,196	13,342	10,567
Losses from long-lived assets	73,572	12,547	61,785
Integration charges	19,886	35,660	111,307
Year 2000 expenses	--	5,917	10,437

Operating Income	261,861	456,208	154,936
Interest expense	(149,995)	(138,968)	(110,971)
Other income (expense), net	3,733	140	22,201

Income before Provision for Income Taxes and Extraordinary Items	115,599	317,380	66,166
Provision for income taxes	40,383	118,476	41,181

Income before Extraordinary Items	75,216	198,904	24,985
Extraordinary loss on early extinguishment of debt, net of taxes	--	(9,261)	(25,881)

Net Income	$ 75,216	$ 189,643	$ (896)

Earnings per common share:
Basic earnings per common share before extraordinary loss	$ 0.53	$ 1.38	$ 0.17
Extraordinary loss	--	(0.06)	(0.18)

Basic earnings per common share	$ 0.53	$ 1.32	$ (0.01)

Diluted earnings per common share before extraordinary loss	$ 0.53	$ 1.36	$ 0.17
Extraordinary loss	--	(0.06)	(0.18)

Diluted earnings per common share	$ 0.53	$ 1.30	$ (0.01)

Weighted average common shares
Basic	141,656	144,174	142,856
Diluted	142,718	146,056	146,383

The accompanying notes are an integral part of these consolidated financial statements.

44           SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

(In thousands)	February 3, 2001	January 29, 2000

Assets
Current Assets
Cash and cash equivalents	$ 64,660	$ 19,560
Retained interest in accounts receivable	193,258	202,134
Merchandise inventories	1,522,203	1,487,783
Other current assets	96,929	122,983
Deferred income taxes	39,188	62,198

Total Current Assets	1,916,238	1,894,658
Property and Equipment, net of depreciation	2,390,850	2,350,543
Goodwill and Intangibles, net of amortization	511,333	578,001
Deferred Income Taxes	178,118	213,204
Other Assets	54,072	62,546

Total Assets	$ 5,050,611	$ 5,098,952

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$ 319,537	$ 235,967
Accrued expenses	400,235	436,478
Accrued compensation and related items	59,975	57,259
Sales taxes payable	44,885	46,387
Current portion of long-term debt	5,650	7,771

Total Current Liabilities	830,282	783,862
Long-Term Debt	1,801,657	1,966,802
Other Long-Term Liabilities	124,843	139,945
Commitments and Contingencies
Shareholders' Equity
Common stock	14,313	14,281
Additional paid-in capital	2,115,091	2,103,001
Accumulated other comprehensive loss	(1,852)	--
Retained earnings	166,277	91,061

Total Shareholders' Equity	2,293,829	2,208,343

Total Liabilities and Shareholders' Equity	$ 5,050,611	$ 5,098,952

 The accompanying notes are an integral part of these consolidated financial statements.

45          SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Other	Total Shareholders' Equity

Balance at January 31, 1998	$ 14,148	$ 2,028,067	$ (97,686)	$ --	$ 1,944,529
Net loss			(896)		(896)
Change in minimum pension liability				(7,487)	(7,487)
Comprehensive income					(8,383)
Issuance of common stock	255	39,204			39,459
Income tax benefits related to employee stock plans		16,444			16,444
Decrease in tax valuation allowance		16,000			16,000
Repurchase of common stock	(2)	(472)			(474)

Balance at January 30, 1999	14,401	2,099,243	(98,582)	(7,487)	2,007,575
Net income			189,643		189,643
Change in minimum pension liability				7,487	7,487
Comprehensive income					197,130
Issuance of common stock	80	15,932			16,012
Income tax benefits related to employee stock plans		4,942			4,942
Decrease in tax valuation allowance		16,000			16,000
Repurchase of common stock	(200)	(33,116)			(33,316)

Balance at January 29, 2000	14,281	2,103,001	91,061	--	2,208,343
Net income			75,216		75,216
Change in minimum pension liability				(1,852)	(1,852)
Comprehensive income					73,364
Issuance of common stock	172	17,296			17,468
Income tax expense related to employee stock plans		(1,323)			(1,323)
Decrease in tax valuation allowance		15,405			15,405
Net activity under deferred compensation plans	64	5,518			5,582
Repurchase of common stock	(204)	(24,806)			(25,010)

Balance at February 3, 2001	$ 14,313	$ 2,115,091	$ 166,277	$ (1,852)	$ 2,293,829

 The accompanying notes are an integral part of these consolidated financial statements.

46           SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended

(In thousands)	February 3, 2001	January 29, 2000	January 30, 1999

Operating Activities
Net income	$75,216	$ 189,643	$ (896)
Adjustments to reconcile net income to net cash provided by operating activities:
Extraordinary loss on extinguishment of debt	--	7,310	14,599
Depreciation and amortization	214,099	178,775	155,361
Provision for employee deferred compensation	5,582	7,736	2,870
Deferred income taxes	73,671	69,595	14,926
Losses from long-lived assets and integration items	73,572	12,547	79,617
Changes in operating assets and liabilities:
Retained interest in accounts receivable	4,491	(42,538)	293,948
Merchandise inventories	(29,428)	(101,848)	(127,203)
Other current assets	14,234	3,346	(8,112)
Accounts payable and accrued liabilities	48,063	(108,395)	97,302
Other operating assets and liabilities	5,952	(6,423)	527

Net Cash Provided by Operating Activities	485,452	209,748	522,939

Investing Activities Purchases of property and equipment	(274,852)	(430,348)	(421,062)
Proceeds from sale of assets	26,107	22,514	2,500
Acquisitions of operating stores	--	--	(525,117)

Net Cash Used in Investing Activities	(248,745)	(407,834)	(943,679)

Financing Activities Payments on long-term debt and capital lease obligations	(8,267)	(16,504)	(506,960)
Net borrowings (repayments) under revolving credit agreement	(159,000)	(449,000)	136,250
Purchases and retirements of common stock	(25,010)	(33,316)	(474)
Proceeds from issuance of stock	670	5,802	37,565
Proceeds from long-term borrowings	--	550,000	1,100,000
Payment of REMIC certificates	--	(235,841)	--
Change in cash placed in escrow for debt redemption	--	363,753	(363,753)

Net Cash (Used in) Provided by Financing Activities	(191,607)	184,894	402,628

Increase (Decrease) in Cash and Cash Equivalents	45,100	(13,192)	(18,112)
Cash and Cash Equivalents at Beginning of Year	19,560	32,752	50,864

Cash and Cash Equivalents at End of Year	$64,660	$ 19,560	$32,752

Non-cash investing and financing activities are further described in the accompanying notes.
The accompanying notes are an integral part of these consolidated financial statements.

47      SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (In thousands, except per share amounts)

Note.1.
Organization

Saks Incorporated (hereinafter together with its subsidiaries the "Company") is a national retailer currently operating premier, traditional and off-price department stores.  The Company operates Saks Fifth Avenue Enterprises ("SFAE"), which consists of Saks Fifth Avenue stores, Saks Off 5th stores, and Saks Direct, which includes the Folio and Bullock & Jones catalogs and the operations of saks.com.  The Company also operates the Saks Department Store Group ("DSG"), which consists of Proffitt's, McRae's, Younkers, Parisian, Herberger's, Carson Pirie Scott ("Carson's"), Bergner's and Boston Stores.

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

Note. 2.
Summary of Significant Accounting Policies

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to January 31. Fiscal year 2000 contained 53 weeks and ended on February 3, 2001. Fiscal years 1999 and 1998 contained 52 weeks and ended on January 29, 2000 and January 30, 1999, respectively.

NET SALES
Net sales include sales of merchandise, net of returns and exclusive of sales taxes, commissions from leased departments and shipping and handling revenues related to merchandise sold. In 1999, in response to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, the Company changed its method of recording leased department sales to reflect only the commissions related to such sales. As a result of the issuance of EITF 00-10, net sales and cost of sales, as previously reported in prior years, have been restated to include revenues and expenses from shipping and handling of merchandise sold with no effect on previously reported operating income, net income, shareholders' equity or cash flows. The Company had previously included revenues and expenses from shipping and handling in selling, general and administrative expenses.

Revenues from shipping and handling included in net sales were $10,597 in 2000, $10,348 in 1999 and $8,571 in 1998. Commissions from leased departments included in net sales were $41,260, $36,665 and $38,348 in 2000, 1999 and 1998, respectively. Leased department sales were $277,050 in 2000, $244,806 in 1999 and $259,615 in 1998 and were excluded from net sales.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents primarily consist of cash on hand in the stores and deposits with banks and financial institutions that have maturities, when purchased, of three months or less. Cash equivalents are stated at cost, which approximates fair value.

RETAINED INTEREST IN ACCOUNTS RECEIVABLE
National Bank of the Great Lakes (the "Bank"), a wholly owned subsidiary, provides credit to and performs ongoing credit evaluations of certain customers of the Company's stores and direct business. Concentration of credit risk is limited because of the large number of customers and their dispersion throughout the United States and other countries.

The Bank sells its credit card receivables to wholly owned special purpose subsidiaries of the Company. Gains or losses on the sale of the receivables depend in part on the cost of receivables sold in proportion to their estimated fair values. The Company estimates fair value based on the present value of expected future cash flows determined using management's best estimates of assumptions including portfolio yield, credit losses, payment rates and the weighted average cost of funding. The carrying value of the Company's retained interest approximates fair value. The Company retains the servicing rights to all receivables sold to the special purpose subsidiaries and trusts.

48          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of SFAS No. 125." It revises criteria for accounting for securitizations (effective for reporting periods beginning after March 31, 2001) and introduces new disclosures.

The new disclosures are presented in Note 4 of these financial statements. Compliance with the revised accounting criteria is not expected to have a material effect on the Company's financial position or results of operations.

MERCHANDISE INVENTORIES AND COST OF SALES
At February 3, 2001 and January 29, 2000, merchandise inventories are valued by the retail method and are stated at the lower of cost (last-in, first-out ["LIFO"]), or market and include freight and certain buying and distribution costs. At February 3, 2001 and January 29, 2000, the LIFO value of inventories exceeded market value and, as a result, inventory was stated at the lower market amount.

Consignment merchandise on hand of $99,737 and $87,384 at February 3, 2001 and January 29, 2000, respectively, is not reflected in the consolidated balance sheets.

ADVERTISING
Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized over the estimated life of the catalog. Direct response advertising amounts included in other current assets in the consolidated balance sheets at February 3, 2001 and January 29, 2000 were $7,951 and $15,403, respectively. All other advertising and sales promotion costs are expensed in the period incurred. Advertising expenses were $222,020, $220,303 and $198,617 in 2000, 1999 and 1998, respectively.

STORE PRE-OPENING COSTS
Store pre-opening costs are expensed when incurred.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 20 to 40 years while fixtures and equipment primarily are depreciated over 5 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or their related lease terms. Gains or losses on the sale of assets are recorded at disposal. Costs incurred in the discovery and post-implementation stages of obtaining internal computer software are expensed as incurred.  Costs incurred for the development of internal computer software are capitalized and amortized using the straight-line method over 3 to 7 years. At each balance sheet date and as changes in circumstances arise, the Company evaluates there cover ability of its property and equipment based upon the utilization of the assets and expected future cash flows.

GOODWILL AND INTANGIBLES
The Company has allocated the purchase price of purchase transactions first to identifiable tangible assets and liabilities based on estimates of their fair value, with the remainder allocated to intangible assets and goodwill. Amortization of goodwill and intangibles is provided on a straight-line basis over the respective lives of the various intangible assets ranging from 5 to 40 years. The Company recognized amortization expense of $19,659, $17,593 and $11,601 in 2000, 1999 and 1998, respectively. As of February 3, 2001 and January 29, 2000, the accumulated amortization of goodwill and intangible assets was $76,322 and $56,663, respectively.

At each balance sheet date or as changes in circumstances arise, the Company evaluates the recoverability of goodwill and intangible assets based upon utilization of the assets and expectations of related cash flows. In 2000 and 1999, the Company recorded charges of $42,000 and $6,000, respectively, related to dispositions and impairments of goodwill and intangibles which are included in losses from long-lived assets in the consolidated statements of income. The 2000 charges primarily relate to the impairment of goodwill associated with the sale of the nine former Mercantile stores, which was consummated on March 16, 2001, and the 1999 charges relate to a store closing. Based upon its most recent analysis, the Company believes that no other impairment of remaining goodwill and intangibles exists at February 3, 2001.

49          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (In thousands, except per share amounts)

DERIVATIVES POLICY
The Company uses financial derivatives only to manage its costs and risks in conjunction with specific business transactions.

At February 3, 2001, the Company maintains one interest rate swap agreement used to convert a portion of its fixed rate senior notes to variable rate debt. The financial institution associated with this agreement is considered to be a major, well-known institution.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, will be effective for the Company in the first quarter of fiscal year 2001. This new standard will not have a material effect on the Company's financial statements.

STOCK-BASED COMPENSATION PLANS
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

EARNINGS PER SHARE
Basic earnings per share ("EPS") have been computed based on the weighted average number of common shares outstanding. The Company's 5.50% convertible subordinated debentures were considered in diluted earnings per share, when dilutive. In the fourth quarter of 1998, the Company repurchased these 5.50% convertible subordinated debentures with cash for $272,000.

2000	1999	1998

Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount

Basic EPS -- Income before extraordinary items	$ 75,216	141,656	$ 0.53	$ 198,904	144,174	$ 1.38	$ 24,985	142,856	$ 0.17
Effect of dilutive stock options		1,062			1,882			3,527

Diluted EPS -- Income before extraordinary items	$ 75,216	142,718	$ 0.53	$ 198,904	146,056	$ 1.36	$ 24,985	146,383	$ 0.17

50          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

SEGMENT REPORTING
In June 1997, the Financial Accounting Standards Board ("FASB') issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The objective of this statement is to provide users of financial statements information about the different types of business activities in which a company engages and the different economic environments in which it operates. Prior to 2001, the Company operated three segments which are as follows: department stores, furniture and Saks Direct. The combined operations of the furniture and direct business segments represented less than three percent of the Company's total revenues, assets and operating profit. Accordingly, the results of operations of these two segments were not separately presented. Consistent with its reorganization announced in February 2001, the Company identified three reportable segments: SFAE stores, Saks Direct and DSG. It is expected that Saks Direct will continue to represent less than three percent of the Company's total revenues, assets and operating profit. As the reorganization is effected, the Company will begin disclosing more detailed separate financial information for two segments, SFAE, including the Saks direct segment, and DSG, in the first quarter of fiscal 2001, including comparative historical financial information. Sales information for SFAE and DSG is provided in Note 15.

COMPREHENSIVE INCOME
Components of the Company's comprehensive income for 2000, as presented in the consolidated statements of shareholders equity, include net income of $75,216 and a minimum pension liability adjustment of $(1,852), net of taxes. Components of the Company's comprehensive income for 1999 include net income of $189,643 and the adjustment to relieve the minimum pension liability adjustment of $7,487, net of taxes. Components of the Company's comprehensive income for fiscal year 1998 include the net loss of $896 and a minimum pension liability adjustment of $(7,487), net of taxes.

Note. 3.
Mergers, Acquisitions and Dispositions

The Company has experienced significant growth since 1994, primarily through a series of acquisitions. In September 1998, the Company acquired Saks Holdings ("SFA") by issuing 52.5 million shares. The acquisition was accounted for using the pooling of interest method.

The Company acquired 15 former Mercantile stores, including inventories and proprietary credit card accounts and receivables, from Dillard's in the third and fourth quarters of 1998 for the aggregate purchase price of $482,000. At February 3, 2001, the Company had entered into an agreement to sell nine of the former Mercantile Stores to The May Department Stores Company for an aggregate purchase price of approximately $307,000. A pre-tax loss of approximately $51,000 is expected from the sale, comprised primarily of a goodwill impairment. The transaction, including the sale of real and personal property, along with certain related merchandise inventory and customer accounts receivable, was consummated on March 16, 2001.

Note.4.
Accounts Receivable Securitizations

The Bank is a wholly owned national credit card bank subsidiary and issues all proprietary credit cards to certain of the Company's customers and makes all credit card loans. The securitization of receivables involves the continual transfer of receivables from the Bank to wholly owned special purpose subsidiaries and then with limited recourse to either a credit card related trust or a bank conduit facility in exchange for cash and subordinated certificates representing undivided interests in the pool of receivables. These facilities subsequently issue certificates of beneficial interest, also representing undivided interests in the pool of receivables, to investors.

51          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL
              STATEMENTS (In thousands, except per share amounts)

The Company has the ability to issue certificates of beneficial interest in fixed or variable denominations with fixed or variable implicit discount rates. At February 3, 2001, the Company had available the following funding sources:

Funding Capacity	Amount Outstanding at February 3, 2001	Expiration Date

Fixed at $421,500	$ 421,500	June 2001, August 2002
Fixed at $400,675	400,675	June 2001, July 2002, August 2002
Variable up to $465,000	344,000	June 2001
Variable up to $55,000	45,850	Expired March 2001

$ 1,212,025

The various agreements contain covenants requiring the maintenance of certain financial ratios and receivables portfolio performance measures. While the Company has no obligations to reimburse the trust or investors for credit losses, the Company is obligated to repurchase receivables related to customer credits such as merchandise returns and other receivables defects.

Gains from the sale of receivables are included in selling, general and administrative expenses. Gains are equal to the excess of the fair value of the receivables sold over the carrying amount of the receivables generated from the sale of merchandise. Implicit in the gains is the finance charge income generated by the outstanding receivables, the portion of finance charge income retained by the certificate investors, credit losses and servicing costs. Finance charge income totaled $269,812 in 2000, $246,870 in 1999 and $225,120 in 1998. Finance charges earned by the certificate investors were $77,119, $65,156 and $66,930 for 2000, 1999 and 1998, respectively. Gains on sales of accounts receivable also included $6,972, $19,500 and $36,400 in 2000, 1999 and 1998, respectively, representing the year-over-year increase in the fair value of the sold receivables. The fair value of sold receivables is influenced by changes in the amount of securitized receivables and the estimated future portfolio yield assumptions.

The Company's assumptions in measuring the retained interests in accounts receivable as of and for the period ended February 3,2001 and the sensitivity of the fair value to immediate 10% and 20% adverse changes in those assumptions are as follows:

Assumption	Fair Value Impact of 10% Adverse Change	Fair Value Impact of 20% Adverse Change

Weighted average interest rates applied to credit card balances	21.6%	$ (1.6)	$ (3.3)
Weighted average payment rate	18.0%	$ (7.0)	$ (13.1)
Credit losses expected from February 3, 2001 receivables portfolio	3.3%	$ (4.4)	$ (8.9)
Weighted average cost of funding	6.1%	$ (1.9)	$ (3.8)

These sensitivities are hypothetical and should be used with caution. The effect of an adverse change in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; changes in one factor may result in changes in another, which might alter the reported sensitivities.

52          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

The table below presents information about the Company's total credit card receivables, delinquencies and net write-offs of these receivables, the third party interests in the credit card related trusts and the fair value of the retained interest in the securitized credit card receivables as of February 3, 2001.

February 3, 2001

Total credit card receivables portfolio	$1,376,704
Outstanding delinquencies	$37,637
Outstanding delinquencies percentage	2.73%
Net write-offs in total credit card receivables portfolio for the year then ended	$81,446
Third party interest in credit card related trusts	$1,212,025
Fair value of retained interests in securitized credit card receivables	$193,258

The table below summarizes cash flow movements between the credit card trusts and the Company for 2000.

Proceeds from new securitizations	$137,053
Trust principal payments on previous securitizations	$(93,000)
Proceeds from collections reinvested in previous securitizations	$3,185,769
Interest received on retained interests	$2,251
Interest paid to third party interests in credit card related trusts	$78,293

Note.5.
Property and Equipment

A summary of property and equipment is as follows:

February 3, 2001	January 29, 2000

Land and land improvements	$ 290,298	$ 286,678
Buildings	1,020,455	928,964
Leasehold improvements	587,368	564,697
Fixtures and equipment	1,375,069	1,164,788
Construction in progress	38,083	169,395

	3,311,273	3,114,522
Accumulated depreciation	(922,403)	(763,979)

	2,388,870	2,350,543
Property held for sale, net of accumulated depreciation	1,980	--

$ 2,390,850	$ 2,350,543

53          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

For 2000 and 1999, the Company recognized charges of $22,000 and $4,800, respectively, that are included in losses from long-lived assets in the accompanying consolidated statements of income and relate primarily to the impairment of abandoned or under performing assets. In 1998, primarily as a result of the merger with SFA, the Company reviewed the carrying value of several store locations not meeting the Company's minimum investment return criteria, closed and relocated stores, unused corporate office space and terminated planned store projects. This process resulted in an impairment charge comprised of: store closings/relocations, $28,900; termination of new store projects, $12,600; non-cash flow generating store locations, $12,700; other miscellaneous assets, $1,800; and accrued closure costs of $6,000. Based upon its most recent analyses at February 3, 2001,the Company believes that no additional impairment of property and equipment exists.

Note.6.
Income Taxes

The compenents of income tax expense are as follows:

2000	1999	1998

Current:
Federal	$ (34,871)	$ 42,278	$ 8,574
State	1,583	678	1,134

	(33,288)	42,956	9,708
Deferred:
Federal	73,833	61,035	14,724
State	(162)	8,560	202

73,671	69,595	14,926

Total expense	$ 40,383	$ 112,551	$ 24,634

The tax effect for extraordinary losses on early extinguishment of debt was a benefit of $5,925 and $16,547 for 1999 and 1998, respectively.

54          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Components of the net deferred tax asset or liability recognized in the consolidated balance sheets are as follows:

February 3, 2001	January 29, 2000

Current:
Deferred tax assets:
Accrued expenses	$ 50,627	$ 56,199
AMT credit	3,329	2,695
NOL carry forwards	32,999	32,999
Valuation allowance	--	(6,155)

	86,955	85,738
Deferred tax liabilities:
Retained interest in accounts receivable	(18,959)	(11,015)
Inventory	(27,443)	(11,938)
Other	(1,365)	(587)

(47,767)	(23,540)

Net current deferred tax asset	$ 39,188	$ 62,198

Non-current:
Deferred tax assets:
Capital leases	$ 20,696	$ 20,588
Other long-term liabilities	33,609	43,687
NOL carry forwards	248,486	281,643
Valuation allowance	--	(9,251)

	302,791	336,667
Deferred tax liabilities:
Property and equipment	(91,259)	(91,754)
Other assets	(33,414)	(31,709)

(124,673)	(123,463)

Net non-current deferred tax asset	$ 178,118	$ 213,204

At February 3, 2001, the Company had approximately $697,000 in federal and state tax net operating loss carry forwards related to losses incurred by SFA and Carson's. The carry forwards will expire between 2004 and 2018. The future utilization of these carry forwards is restricted under federal income tax change-in-ownership rules.

The valuation allowance attributable to Carson's losses and tax basis differences was reduced by $15,405 for 2000 and $16,000 for each of 1999 and 1998, based on management's reassessment of the realizability of the related deferred tax asset in future years. The tax benefit resulting from the reduction in the valuation allowance is credited directly to shareholders' equity.

The Company believes it is more likely than not that the benefit of the net deferred tax assets will be realized.

55          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference are as follows:

2000	1999	1998

Expected income taxes at 35%	$ 40,460	$ 105,768	$ 8,308
State income taxes, net of federal benefit	2,848	6,100	857
Nondeductible merger related costs	(1,694)	(1,837)	14,887
Amortization of nondeductible goodwill	3,755	3,656	3,100
Favorable settlement of tax examination	--	--	(3,000)
Other items, net (includes nontaxable gain in 2000)	(4,986)	(1,136)	482

Provision for income taxes	$ 40,383	$ 112,551	$ 24,634

The Company made income tax payments, net of refunds received, of $4,691 and $19,852 during 2000 and 1998, respectively and received net tax refunds of $14,007 in 1999.

Note. 7.
Long-Term Debt

A summary of long-term debt is as follows:

February 3, 2001	January 29, 2000

Notes 8.25%, maturing 2008	$ 500,000	$ 500,000
Notes 7.50%, maturing 2010	250,000	250,000
Notes 7.25%, maturing 2004	350,000	350,000
Notes 7.00%, maturing 2004	350,000	350,000
Notes 7.375%, maturing 2019	200,000	200,000
Revolving credit agreement	--	159,000
Real estate notes, mortgage notes and industrial revenue bonds	8,632	10,523
Capital lease obligations	148,675	155,050

	1,807,307	1,974,573
Current portion	(5,650)	(7,771)

$ 1,801,657	$ 1,966,802

REVOLVING CREDIT AGREEMENT
The Company has a revolving credit agreement with a syndicate of banks providing for borrowings of up to $750,000 subject to certain terms and conditions, including but not limited to, compliance with various financial and non-financial covenants. Financial covenants include the requirement to maintain a minimum net worth, a minimum fixed charge ratio and a maximum leverage ratio. No amounts were outstanding on the Company's revolving credit agreement, and the Company remains in compliance with the financial covenants at February 3, 2001. The agreement expires in September 2003 and $750,000 was available to borrow at February 3, 2001. Interest is based on a variable rate, and the weighted  average interest rate for 2000 was 6.80%.

SENIOR NOTES
In 1999, the Company sold $350,000 of uncollateralized 7.0% notes which mature in 2004 and $200,000 of uncollateralized 7.375% notes, which mature in 2019. The net proceeds from the notes were used to reduce outstanding amounts on the Company's revolving credit facilities, which had been used to fund the purchase of the 15 former Mercantile stores and the repurchase of SFA convertible debentures.

56         SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (In thousands, except per share amounts)

MERGER REFINANCING ACTIVITIES
In connection with the 1998 SFA acquisition, the Company completed a tender offer for the $125,000, 8.125% notes resulting in an after-tax extraordinary loss on early extinguishment of debt of $11,625 and sold $1,100,000 of uncollateralized notes with interest rates ranging from 7.25% to 8.25% and maturities ranging from 2004 to 2010.

The Company repurchased approximately $95,000 of its outstanding REMIC certificates and recorded after-tax extraordinary loss of $8,174 in 1998 associated with the repurchase premium and accelerated write-off of deferred financing costs related to these repurchases. In the first quarter 1999, the Company prepaid the remaining $235,841 in outstanding REMIC certificates and reflected an after-tax extraordinary loss of $9,261 associated with the prepayment premium and accelerated write-off of deferred financing costs related to this prepayment.

During 1998, the Company repurchased $271,748 of SFA's 5.50% convertible subordinated notes and redeemed the remaining $4,252 of notes in 1999. The Company recorded an after-tax extraordinary loss of $6,082 in 1998 relating to the accelerated write-off of deferred financing costs associated with the prepayments.

MATURITIES
At February 3, 2001, maturities of senior and subordinated debt for the next five years and thereafter, giving consideration to lenders' call privileges and the Company's option to term-out the revolving credit facility, are as follows:

Year	Maturities

2001	$ 5,650
2002	5,230
2003	5,310
2004	711,683
2005	4,941
Thereafter	1,074,493

$ 1,807,307

The Company made interest payments, net of capitalized interest, of $156,730, $143,708 and $93,999 during 2000, 1999 and1998, respectively.

In March 2001, the Company completed the sale of nine former Mercantile stores for approximately $307,000. The Company anticipates using a portion of the proceeds to repurchase debt and, based on current conditions, anticipates recording a gain on the extinguishment of debt.

Note. 8.
Commitments and Contingencies

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

57          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

At February 3, 2001, future minimum rental commitments under capital leases and non-cancelable operating leases consisted of the following:

Year	Operating Leases	Capital Leases

2001	$ 112,161	$ 23,936
2002	111,312	23,239
2003	109,825	23,041
2004	105,556	23,161
2005	101,773	19,585
Thereafter	738,723	293,539

$ 1,279,350	$ 406,501

Amounts representing interest	(257,826)

Capital lease obligations	$ 148,675

Total rental expense for operating leases was $196,813, $187,829 and $181,966 during 2000, 1999 and 1998, respectively, including contingent rents of $27,466, $20,983 and $22,806, respectively.

The Company is involved in several legal proceedings arising from its normal business activities, and accruals for such claims have been established where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

Note.9.
Employee Benefit Plans

EMPLOYEE SAVINGS PLANS
The Company sponsors various qualified savings plans that cover substantially all full-time employees. Company contributions charged to expense under these plans, or similar predecessor plans, for 2000, 1999 and 1998 were $9,512, $9,536 and $8,667, respectively.

DEFINED BENEFIT PLANS
The Company sponsors two noncontributory defined benefit pension plans for many employees of Carson's and SFA. Benefits are principally based upon years of service and compensation prior to retirement. The Company generally funds pension costs currently, subject to regulatory funding limitations. In 1998, the SFA defined benefit plan was amended and converted to a cash balance plan.

2000	1999	1998

Net periodic pension expense:
Service cost	$ 12,476	$ 11,584	$ 10,401
Interest cost	20,895	19,318	18,989
Expected return on plan assets	(22,906)	(21,393)	(20,707)
Net amortization and deferral of prior service costs	(541)	293	90

Net pension expense	$ 9,924	$ 9,802	$ 8,773

58          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

February 3, 2001	January 29, 2000

Change in benefit obligation:
Benefit obligation at beginning of year	$ 271,298	$ 296,577
Service cost	12,476	11,584
Interest cost	20,895	19,318
Plan amendment	79	219
Actuarial loss (gain)	9,255	(28,877)
Benefits paid	(22,963)	(27,523)

Benefit obligation at end of year	$ 291,040	$ 271,298

Change in plan assets:
Fair value of plan assets at beginning of year	$ 255,283	$ 239,737
Actual return on plan assets	18,368	36,172
Employer contributions	16,651	6,897
Benefits paid	(22,963)	(27,523)

Fair value of plan assets at end of year	$ 267,339	$ 255,283

Pension plans' funding status:
Accumulated benefit obligation	$ (268,762)	$ (252,209)
Effect of projected salary increases	(22,278)	(19,089)

Projected benefit obligation	(291,040)	(271,298)
Fair value of plan assets	267,339	255,283

Funded status	(23,701)	(16,015)
Unrecognized actuarial (gain) loss	(12,950)	(27,519)
Unrecognized prior service cost	1,944	2,059
Contributions subsequent to measurement date	174	2,073

Accrued pension cost classified in other liabilities	$ (34,533)	$ (39,402)

Amounts recognized in the consolidated balance sheet:
Accrued benefit liability	$ (39,419)	$ (39,683)
Intangible asset	1,849	281
Additional minimum pension liability (reflected in equity net of tax)	3,037	--

Net amount recognized	$ (34,533)	$ (39,402)

Assumptions:
Discount rate	8.00%	8.00%
Expected long-term rate of return on assets	9.50%	9.50%
Average assumed rate of compensation increase	4.50%	3.66%
Measurement date	11/1/00	11/1/99

59          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

RETIREE HEALTH CARE PLANS
The Company provides health care benefits for certain groups of employees who retired before 1997. The plans were contributory with the Company providing a frozen annual credit of varying amounts per year of service. The net annual expense and liabilities for the unfunded plans reflected in the Company's consolidated balance sheets are as follows:

February 3, 2001	January 29, 2000

Change in benefit obligation:
Benefit obligation at beginning of year	$ 8,879	$ 9,403
Interest cost	673	625
Actuarial gain	(2,166)	(566)
Benefits paid	(373)	(583)

Benefit obligation at end of year	$ 7 ,013	$ 8,879

Plan funding status:
Accumulated post-retirement benefit obligation	$ (7,013)	$ (8,879)
Fair value of plan assets	--	--

Funded status	(7,013)	(8,879)
Unrecognized actuarial gain	(6,762)	(4,887)
Contributions subsequent to measurement date	195	62

Accrued pension cost classified in other liabilities	$ (13,580)	$ (13,704)

Sensitivity analysis:
Effect of a 1.0% increase in health care cost trend assumption on total service cost and interest cost components	$ 40	$ 37
Effect on benefit obligation	$ 339	$ 536
Effect of a 1.0% decrease in health care cost trend assumption on total service cost and interest cost components	$ (36)	$ (33)
Effect on benefit obligation	$ (308)	$ (484)

Assumptions:
Discount rate	8.00%	8.00%
Pre-Medicare medical inflation	6.00%	7.00%
Post-Medicare medical inflation	6.00%	7.00%
Ultimate medical inflation	5.25%	5.25%
Measurement date	11/1/00	11/1/99

60          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Note.10.
Shareholders' Equity

PREFERRED STOCK
The Company has 10,000 shares of Series A Cumulative Convertible Exchangeable Preferred Stock authorized and no shares issued and outstanding at February 3, 2001 or January 29, 2000.

COMMON STOCK
The Company has 500,000 shares of $.10 par value common shares authorized of which 141,897 and 143,043 shares were issued and outstanding at February 3, 2001 and January 29, 2000, respectively.

In July 1999, the Company authorized a share repurchase program for up to five million shares. During 1999, the Company repurchased 2,004 shares under the program for an aggregate amount of $33,316. During 2000, the Company repurchased an additional 2,041 shares for an aggregate purchase price of $25,010, leaving 955 shares available for repurchase at February 3,2001. In March of 2001, the Company authorized an additional share repurchase program of five million shares.

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

During 2000, the Company began presenting the unearned restricted stock grants issued under its deferred equity compensation program as a component of shareholders' equity. The Company had previously presented the unearned restricted stock grants as a component of other long-term liabilities. Included in the 2000 issuance of common stock in the consolidated statements of shareholders' equity is $11,685 related to this reclassification. Current year net activity under the deferred compensation plans reflected in the consolidated statements of shareholders' equity.

Note.11.
Employee Stock Plans

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

2000	1999	1998

As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net income (loss)	$ 75,216	$ 55,805	$ 189,643	$ 177,343	$ (896)	$ (13,439)
Basic earnings (loss) per common share	$ 0.53	$ 0.39	$ 1.32	$ 1.23	$ (0.01)	$ (0.09)
Diluted earnings (loss) per common share	$ 0.53	$ 0.39	$ 1.30	$ 1.21	$ (0.01)	$ (0.09)

The four assumptions for determining compensation costs under the fair value method include 1) a risk-free interest rate based on zero-coupon government issues on each grant date with the maturity equal to the expected term of the option (6.17%, 5.84%and 5.22% for 2000, 1999 and 1998, respectively), 2) an expected term of seven years, 3) an expected volatility of 45.7%, 46.2%and 32.7% for 2000, 1999 and 1998, respectively and 4) no expected dividend yield.

61          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except per share amounts)

The Company maintains stock option plans for the granting of options, stock appreciation rights and restricted shares to officers, employees and directors. At February 3, 2001 and January 29, 2000, the Company had available for grant 7,044 and 9,554 shares of common stock, respectively. Options granted generally vest over a four-year period after issue and have an exercise term of seven to ten years from the grant date. Restricted shares generally vest three to ten years after grant date with accelerated vesting at the discretion of the Company's Board of Directors if the Company meets certain performance objectives.

A summary of the stock option plans for 2000, 1999 and 1998 is presented below:

2000	1999	1998

Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	11,892	$ 21.92	10,518	$ 21.63	9,567	$ 18.17
Granted	14,964	10.35	2,549	24.13	4,111	25.78
Exercised	(76)	7.54	(353)	16.30	(2,568)	14.06
Forfeited	(1,686)	19.69	(822)	27.54	(592)	27.41

Outstanding at end of year	25,094	$ 15.20	11,892	$ 21.92	10,518	$ 21.63
Options exercisable at year end	7,780	$ 20.42	5,191	$ 18.94	4,885	$ 16.89

Weighted average fair value of options granted during the year	$ 5.88	$ 13.60	$ 9.83

 The following table summarizes information about stock options outstanding at February 3, 2001:

Options Outstanding	Options Exercisable

Range of Exercise Prices	Number Outstanding at February 3, 2001	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at February 3, 2001	Weighted Average Exercise Price

$3.75 to $5.63	67	1	$ 4.78	67	$ 4.78
$5.64 to $8.45	270	3	5.87	270	5.87
$8.46 to $12.69	15,673	9	10.40	1,596	11.48
$12.70 to $18.69	1,389	7	15.83	916	16.15
$18.70 to $28.05	4,546	7	21.40	2,966	21.02
$28.06 to $42.09	3,085	7	30.53	1,913	30.86
$42.10 to $48.78	64	6	47.45	52	47.14

25,094	$ 15.20	7,780	$ 20.42

The Company also granted restricted stock awards of 790, 84 and 383 shares to certain employees in 2000, 1999 and 1998, respectively. The fair value of these awards on the dates of grants was $8,877, $1,891 and $7,284 for 2000, 1999 and 1998, respectively. During 2000, 1999 and 1998, compensation cost of $5,582, $7,736 and $2,870, respectively, has been recognized in connection with these awards.

STOCK PURCHASE PLAN
The stock purchase plan (the "Plan") provides that an aggregate of 700 shares of the Company's common stock is available for purchase. Under the Plan, an eligible employee may elect to participate by authorizing limited payroll deductions to be applied toward the purchase of common stock at a 15.0% discount to market value. Under the Plan, 221 shares ($1.9 million), 228 shares ($2.7 million) and 73 shares ($1.8 million) of the Company's common stock were purchased by employees in 2000,1999 and 1998, respectively. At February 3, 2001, the Plan has available for future offerings 61 shares.

62          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Note.12.
Fair Values of Financial Instruments

The Company had one interest rate swap agreement outstanding at February 3, 2001 which has a notional amount of $175,000 related to the July 1999 issuance of the 7.0% senior notes. The agreement swapped the fixed 7.0% coupon to a variable rate based on three month LIBOR and matures in 2004. The weighted average rate for 2000 was 7.16%. The fair value of this interest rate swap agreement was $4,415 as of February 3, 2001.

The fair values of the Company's cash and cash equivalents, retained interest in accounts receivable and accounts payable approximate their carrying amounts reported in the consolidated balance sheets, due to the immediate or short-term maturity of these instruments. For variable rate notes that reprice frequently, such as the revolving credit facilities, fair value approximates carrying value. The fair value of fixed rate real estate and mortgage notes is estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk, and as of February 3, 2001 and January 29, 2000 the fair value of these notes approximated the carrying value.

The fair values of the Company's financial instruments other than the instruments considered short-term in nature at February 3, 2001 and January 29, 2000 were as follows:

Carrying Amount	Estimated Fair Value

February 3, 2001
7.375% senior notes	$ 200,000	$ 130,000
8.25% senior notes	$ 500,000	$ 415,000
7.25% senior notes	$ 350,000	$ 301,000
7.50% senior notes	$ 250,000	$ 200,000
7.00% senior notes	$ 350,000	$ 301,000
January 29, 2000
7.375% senior notes	$ 200,000	$ 176,000
8.25% senior notes	$ 500,000	$ 486,000
7.25% senior notes	$ 350,000	$ 333,000
7.50% senior notes	$ 250,000	$ 227,000
7.00% senior notes	$ 350,000	$ 331,000

The fair values of the long-term debt and interest rate swap agreement were estimated based on quotes obtained from financial institutions for those or similar instruments or on the basis of quoted market prices.

Note.13.
Integration Charges

Integration charges incurred in 2000, 1999 and 1998 (before income taxes) were as follows:

2000	1999	1998

Severance and related benefits	$ 14,818	$ 11,517	$ 23,568
Conversion and consolidation of systems and administrative operations	9,987	27,412	19,891
Merger transaction costs, principally investment banking, legal and other direct merger costs	--	981	44,848
Abandonment and write-down of information technology software, hardware and other assets	--	--	23,000
Revisions to prior year estimates	(4,919)	(4,250)	--

$ 19,886	$ 35,660	$ 111,307

 63         SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

A reconciliation of the aforementioned charges to the amounts of integration costs remaining unpaid at the applicable balance sheet date is as follows:

February 3, 2001	January 29, 2000

Amounts unpaid at beginning of year	$ 13,576	$ 31,951
Integration charges	19,886	35,660
Amounts paid	(21,250)	(51,180)
Amounts representing non-cash charges	(7,059)	(2,855)

Amounts unpaid at end of year	$ 5,153	$ 13,576

The components of the aforementioned amounts unpaid are as follows:

February 3, 2001	January 29, 2000

Severance	$4,340	$ 6,874
Direct merger costs	--	5,558
Contractual obligations with extended payment terms (such as rents for abandoned leases and payments on abandoned contracts)	--	248
Other	813	896

Totals	$5,153	$13,576

Note.14.
Quarterly Financial Information (Unaudited)

Summarized quarterly financial information, including restated sales and gross margin, is as follows:

First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal year ended February 3, 2001
Total sales, as restated	$ 1,500,818	$ 1,389,169	$ 1,567,796	$ 2,123,453
Gross margin, as restated	552,550	496,090	564,101	756,788
Net income	33,855	(5,787)	(8,149)	55,297
Basic earnings per common share	$ 0.24	$ (0.04)	$ (0.06)	$ 0.39
Diluted earnings per common share	$ 0.24	$ (0.04)	$ (0.06)	$ 0.39

Total shipping and handling revenues for each of the four quarters in 2000 were $2,920, $2,342, $2,088 and $3,247, respectively. Total shipping and handling costs for each of the four quarters were $1,463, $1,346, $1,378 and $3,030, respectively.

64          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal year ended January 29, 2000
Total sales, as restated	$ 1,463,333	$ 1,380,997	$ 1,549,820	$ 2,040,017
Gross margin, as restated	551,111	514,802	587,998	751,477
Income before extraordinary items	33,735	18,819	25,900	120,450
Net income	24,474	18,819	25,900	120,450
Basic earnings per common share:
Before extraordinary items	$ 0.23	$ 0.13	$ 0.18	$ 0.84
After extraordinary items	$ 0.17	$ 0.13	$ 0.18	$ 0.84
Diluted earnings per common share:
Before extraordinary items	$ 0.23	$ 0.13	$ 0.18	$ 0.84
After extraordinary items	$ 0.17	$ 0.13	$ 0.18	$ 0.84

Total shipping and handling revenues for each of the four quarters in 1999 were $2,506, $2,511, $2,344 and $2,987, respectively. Total shipping and handling costs for each of the four quarters were $1,523, $1,635, $1,156 and $1,943, respectively.

Note.15 .
Consolidating Financial Information

Net sales for DSG and SFAE were as follows:

2000	1999	1998

DSG	$ 3,909,082	$ 3,928,926	$ 3,647,439
SFAE	2,672,154	2,505,241	2,316,374

Total	$ 6,581,236	$ 6,434,167	$ 5,963,813

The following tables present condensed consolidating financial information for 2000, 1999 and 1998 for: 1) Saks Incorporated, 2) on a combined basis, the guarantors of Saks Incorporated's Senior Notes (representing all subsidiaries of Saks Incorporated except for special purpose subsidiaries, the Bank and immaterial subsidiaries) and 3) on a combined basis, the Company's special purpose subsidiaries, the Bank and immaterial subsidiaries, which collectively represent the only subsidiaries of the Company that are not guarantors of the Senior Notes. The condensed consolidating financial statements presented as of and for the years ended February 3, 2001, January 29, 2000 and January 30, 1999 reflect the legal entity compositions at the respective dates. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes the condensed consolidating financial statements are more meaningful in understanding the financial position of the guarantor subsidiaries. Borrowings and the related interest expense under the Company's revolving credit facility are allocated to Saks Incorporated and the guarantor subsidiaries under an intercompany revolving credit arrangement. There are also management and royalty fee arrangements among Saks Incorporated and the subsidiaries. At February 3, 2001, Saks Incorporated was the sole obligor for a majority of the Company's long-term debt, owned one store location and maintained a small group of corporate employees.

65          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Condensed Consolidating Statements of Income for the Year Ended February 3, 2001

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net Sales	$ 15,073	$ 6,560,410	$ 5,753	$ 6,581,236
Cost of sales	9,845	4,190,606	11,256	4,211,707

Gross Margin	5,228	2,369,804	(5,503)		2,369,529
Selling, general and administrative expenses	11,841	1,524,483	96,698	$ (199,665)	1,433,357
Other operating expenses	3,632	568,736	2,289		574,657
Store pre-opening costs		6,196			6,196
Integration costs		19,886			19,886
Losses from long-lived assets		64,134	9,438		73,572

Operating Income (Loss)	(10,245)	186,369	(113,928)	199,665	261,861
Other income (expense)
Finance charge income, net			199,665	(199,665)
Intercompany exchange fees		(37,964)	37,964
Intercompany servicer fees		42,500	(42,500)
Equity in earnings of subsidiaries	174,959	17,797		(192,756)
Interest expense	(138,130)	(9,226)	(2,639)		(149,995)
Other income (expense), net	3,733	3,733

Income before Provision (Benefit) for Income Taxes	26,584	203,209	78,562	(192,756)	115,599
Provision (benefit) for income taxes	(48,632)	62,958	26,057		40,383

Net Income	$ 75,216	$ 140,251	$ 52,505	$ (192,756)	$ 75,216

66          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Condensed Consolidating Balance Sheets as of February 3, 2001

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Assets Current Assets
Cash and cash equivalents	$ 40,000	$ (3,152)	$ 27,812		$ 64,660
Retained interest in accounts receivable			193,258		193,258
Merchandise inventories	3,356	1,512,982	5,865		1,522,203
Intercompany borrowings		30,272	48,100	$ (78,372)
Other current assets		95,875	1,054		96,929
Deferred income taxes		52,782	(13,594)		39,188

Total Current Assets	43,356	1,688,759	262,495	(78,372)	1,916,238

Property and Equipment, net	8,702	2,375,716	6,432		2,390,850
Goodwill and Intangibles, net		511,333			511,333
Deferred Income Taxes		178,118			178,118
Other Assets	17,782	32,763	3,527		54,072
Investment in and Advances to Subsidiaries	3,899,921	114,783		(4,014,704)

Total Assets	$3,969,761	$4,901,472	$272,454	$ (4,093,076)	$5,050,611

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$ 1,007	$ 316,425	$ 2,105		$ 319,537
Accrued expenses and other current liabilities	22,296	479,021	3,778		505,095
Intercompany borrowings	2,029	46,071	30,272	$ (78,372)
Current portion of long-term debt		5,650			5,650

Total Current Liabilities	25,332	847,167	36,155	(78,372)	830,282

Long-Term Debt	1,650,000	151,657			1,801,657
Other Long-Term Liabilities	600	124,243			124,843
Investment by and Advances from Parent		3,778,405	236,299	(4,014,704)
Shareholders' Equity	2,293,829				2,293,829

Total Liabilities and Shareholders' Equity	$ 3,969,761	$ 4,901,472	$ 272,454	$ (4,093,076)	$ 5,050,611

 67          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Condensed Consolidating Statements of Cash Flows for the Year Ended February 3, 2001

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Operating Activities
Net income	$ 75,216	$ 140,251	$ 52,505	$ (192,756)	$ 75,216
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Equity in earnings of subsidiaries	(174,959)	(17,797)		192,756
Depreciation and amortization	1,003	211,866	1,230		214,099
Provision for employee deferred compensation	5,582				5,582
Deferred income taxes		65,117	8,554		73,671
Losses from long-lived assets		64,134	9,438		73,572
Changes in operating assets and liabilities, net	(31,381)	69,674	5,019		43,312

Net Cash (Used in) Provided by Operating Activities	(124,539)	533,245	76,746	485,452

Investing Activities
Purchases of property and equipment		(258,476)	(16,376)	(274,852)
Proceeds from sale of assets		26,107		26,107

Net Cash Used in Investing Activities		(232,369)	(16,376)	(248,745)

Financing Activities
Intercompany borrowings	347,879	(292,712)	(55,167)
Payments on long-term debt		(8,267)		(8,267)
Net repayments under revolving credit agreement	(159,000)			(159,000)
Proceeds from issuance of stock	670			670
Purchases and retirements of common stock	(25,010)			(25,010)

Net Cash Provided by (Used in) Financing Activities	164,539	(300,979)	(55,167)	(191,607)

Increase (Decrease) in Cash and
Cash Equivalents	40,000	(103)	5,203	45,100
Cash and Cash Equivalents at Beginning of Year	--	(3,049)	22,609	19,560

Cash and Cash Equivalents at End of Year	$ 40,000	$ (3,152)	$ 27,812	$ 64,660

68        SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (In thousands, except per share amounts)

Condensed Consolidating Statements of Income for the Year Ended January 29, 2000

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net Sales	$ 6,434,167	$ 6,434,167
Cost of sales	4,028,779	4,028,779

Gross Margin		2,405,388			2,405,388
Selling, general and administrative expenses	$ 9,752	1,458,589	$ 92,259	$ (201,214)	1,359,386
Other operating expenses	1,605	561,851	(41,128)		522,328
Store pre-opening costs		13,342			13,342
Integration costs		35,660			35,660
Losses from long-lived assets		12,547			12,547
Year 2000 expenses		5,917			5,917

Operating Income (Loss)	(11,357)	317,482	(51,131)	201,214	456,208

Other income (expense)
Finance charge income, net			201,214	(201,214)
Intercompany exchange fees		(36,712)	36,712
Intercompany servicer fees		41,076	(41,076)
Equity in earnings of subsidiaries	278,964	25,581		(304,545)
Interest expense	(130,422)	(8,546)			(138,968)
Other income (expense), net		140			140

Income before Provision (Benefit) for Income Taxes and Extraordinary Items	137,185	339,021	145,719	(304,545)	317,380
Provision (benefit) for income taxes	(52,458)	117,310	53,624		118,476

Income before Extraordinary Items	189,643	221,711	92,095	(304,545)	198,904
Extraordinary items, net of taxes			(9,261)		(9,261)

Net Income	$ 189,643	$ 221,711	$ 82,834	$ (304,545)	$ 189,643

69          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Condensed Consolidating Balance Sheets as of January 29, 2000

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Assets Current Assets
Cash and cash equivalents		$ (3,049)	$ 22,609		$ 19,560
Retained interest in accounts receivable			202,134		202,134
Merchandise inventories		1,487,783			1,487,783
Intercompany borrowings	$ 27,659	23,883	7,636	$ (59,178)
Other current assets		122,941	42		122,983
Deferred income taxes		67,238	(5,040)		62,198

Total Current Assets	27,659	1,698,796	227,381	(59,178)	1,894,658
Property and Equipment, net		2,350,543			2,350,543
Goodwill and Intangibles, net		578,001			578,001
Deferred Income Taxes		213,204			213,204
Other Assets		56,657	5,889		62,546
Investment in and Advances to Subsidiaries	4,023,830	93,042		(4,116,872)

Total Assets	$4,051,489	$4,990,243	$ 233,270	$ (4,176,050)	$ 5,098,952

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		$ 235,967			$ 235,967
Accrued expenses and other current liabilities	$ 22,769	512,130	$ 5,225		540,124
Intercompany borrowings		7,636	51,542	$ (59,178)
Current portion of long-term debt		7,771			7,771

Total Current Liabilities	22,769	763,504	56,767	(59,178)	783,862
Long-Term Debt	1,809,000	157,802			1,966,802
Other Long-Term Liabilities	11,377	128,568			139,945
Investment by and Advances from Parent		3,940,369	176,503	(4,116,872)
Shareholders' Equity	2,208,343				2,208,343

Total Liabilities and Shareholders' Equity	$ 4,051,489	$ 4,990,243	$ 233,270	$ (4,176,050)	$ 5,098,952

70          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Condensed Consolidating Statements of Cash Flows for the Year Ended January 29, 2000

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Operating Activities
Net income	$ 189,643	$ 221,711	$ 82,834	$ (304,545)	$ 189,643
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(278,964)	(25,581)		304,545
Extraordinary loss on extinguishment of debt			7,310		7,310
Depreciation and amortization		164,835	13,940		178,775
Provision for employee deferred compensation	7,736				7,736
Deferred income taxes		72,707	(3,112)		69,595
Losses from long-lived assets		12,547			12,547
Changes in operating assets and liabilities, net	(15,873)	(177,730)	(62,255)		(255,858)

Net Cash (Used in) Provided by Operating Activities	(97,458)	268,489	38,717	209,748

Investing Activities
Purchases of property and equipment		(369,496)	(60,852)	(430,348)
Proceeds from the sale of assets		22,514		22,514

Net Cash Used in Investing Activities		(346,982)	(60,852)	(407,834)

Financing Activities
Intercompany borrowings	3,606	(245,054)	241,448
Proceeds from long-term borrowings	550,000			550,000
Payments on long-term debt		(16,504)		(16,504)
Net repayments under revolving credit agreement	(449,000)			(449,000)
Change in cash placed in escrow for debt redemption		363,753		363,753
Payment of REMIC certificates			(235,841)	(235,841)
Proceeds from issuance of stock	5,802			5,802
Purchases and retirements of common stock	(33,316)			(33,316)

Net Cash Provided by Financing Activities	77,092	102,195	5,607	184,894
(Decrease) Increase in Cash and Cash Equivalents	(20,366)	23,702	(16,528)	(13,192)
Cash and Cash Equivalents at Beginning of Year	20,366	(26,751)	39,137	32,752

Cash and Cash Equivalents at End of Year	$ --	$ (3,049)	$ 22,609	$ 19,560

71          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Condensed Consolidating Statements of Income for the Year Ended January 30, 1999

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net Sales	$ 800,592	$ 5,163,221	$ 5,963,813
Cost of sales	494,355	3,299,985	3,794,340

Gross Margin	306,237	1,863,236			2,169,473
Selling, general and administrative expenses	155,531	1,282,357	$ 88,977	$ (194,590)	1,332,275
Other operating expenses	59,597	469,700	(41,131)		488,166
Store pre-opening costs	1,448	9,119			10,567
Integration costs	31,952	79,355			111,307
Losses from long-lived assets	331	41,005	20,449		61,785
Year 2000 expenses	884	9,553			10,437

Operating Income (Loss)	56,494	(27,853)	(68,295)	194,590	154,936

Other income (expense)
Finance charge income, net			194,590	(194,590)
Intercompany exchange fees	(7,000)	(19,909)	26,909
Intercompany servicer fees		30,412	(30,412)
Equity in earnings of subsidiaries	14,321	19,775		(34,096)
Interest expense	(18,466)	(64,983)	(27,522)		(110,971)
Other income (expense), net	(11,536)	33,737			22,201

Income (Loss) before Provision (Benefit) for Income Taxes and Extraordinary Items	33,813	(28,821)	95,270	(34,096)	66,166
Provision (benefit) for income taxes	22,724	(15,389)	33,846		41,181

Income (Loss) before Extraordinary Items	11,089	(13,432)	61,424	(34,096)	24,985
Extraordinary items, net of taxes	(11,985)	(6,994)	(6,902)		(25,881)

Net Income (Loss)	$ (896)	$ (20,426)	$ 54,522	$ (34,096)	$ (896)

72          SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (In thousands, except per share amounts)

Condensed Consolidating Statements of Cash Flows for the Year Ended January 30, 1999

Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Operating Activities
Net Income (loss)	$ (896)	$ (20,426)	$ 54,522	$ 34,096	$ (896)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Equity in earnings of subsidiaries	(14,321)	(19,775)		34,096
Extraordinary loss on extinguishments of debt		14,599			14,599
Depreciation and amortization	15,263	126,159	13,939		155,361
Provision for employee deferred compensation	2,870				2,870
Deferred income taxes	20,224	(19,897)	14,599		14,926
Losses from long-lived assets and
integration items		59,086	20,531		79,617
Changes in operating assets and liabilities, net	(18,243)	514	274,191		256,462

Net Cash Provided by Operating Activities	4,897	140,260	377,782	522,939

Investing Activities
Purchases of property and equipment	(48,277)	(327,785)	(45,000)	(421,062)
Proceeds from sale of assets	2,500			2,500
Acquisition of operating stores	(248,196)	(276,921)		(525,117)

Net Cash Used in Investing Activities	(293,973)	(604,706)	(45,000)	(943,679)

Financing Activities
Intercompany borrowings	(1,212,694)	1,375,413	(162,719)
Proceeds from long-term borrowings	1,100,000			1,100,000
Payments on long-term debt	(10,320)	(450,661)	(45,979)	(506,960)
Net borrowings under revolving credit agreement	398,000	(136,750)	(125,000)	136,250
Change in cash placed in escrow
for debt redemption		(363,753)		(363,753)
Proceeds from issuance of stock	19,525	18,040		37,565
Purchases and retirements of common stock	(474)			(474)

Net Cash Provided by (Used in)
Financing Activities	294,037	442,289	(333,698)	402,628
Increase (Decrease) in Cash and
Cash Equivalents	4,961	(22,157)	(916)	(18,112)
Cash and Cash Equivalents
at Beginning of Year	15,405	(4,594)	40,053	50,864

Cash and Cash Equivalents at End of Year	$ 20,366	$ (26,751)	$ 39,137	$ 32,752

73          REPORTS

Report of Independent Accountants

To the Board of Directors and Shareholders Saks Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Saks Incorporated and subsidiaries at February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a  test basis,  evidence supporting the amounts and  disclosures in the financial statements, assessing  the accounting principles used and significant  estimates made by management, and evaluating  the overall financial statement presentation. We  believe that our audits provide a reasonable basis  for our opinion.

/s/ PricewaterhouseCoopers, LLP
Birmingham, Alabama
March 13, 2001

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

The Audit Committee of the Board of Directors is composed of  five independent Directors. The Committee is responsible for recommending the independent certified public accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal accounting control and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee.

/s/ R. Brad Martin Chairman of the Board and Chief Executive Officer	/s/ Douglas E. Coltharp Executive Vice President and Chief Financial Officer

 74          MARKET INFORMATION

The Company's common stock trades on the New York Stock Exchange under the Symbol SKS. As of March 15, 2001,  there were approximately 2,600 shareholders of record. The prices in the table below represent the high and low sales prices for the stock as reported by the New York Stock Exchange.

The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements and general business conditions. The Company declared no dividends to common shareholders in either 2000 or 1999.

Fiscal Year Ended

February 3, 2001 Price Range	January 29, 2000 Price Range

Quarter	High	Low	High	Low

First	$15.06	$10.56	$39.50	$23.13
Second	$12.56	$10.00	$30.69	$22.56
Third	$10.75	$8.75	$24.75	$14.63
Fourth	$14.23	$7.63	$18.88	$13.69

75          DIRECTORS AND CERTAIN OFFICERS

Board of Directors

R. BRAD MARTIN
Chairman of the Board and
Chief Executive Officer of
Saks Incorporated

RONALD DE WAAL
Vice Chairman of the Board;
Chairman of We International, B.V.

BERNARD E. BERNSTEIN
Partner in the law firm of
Bernstein, Stair & McAdams LLP

STANTON J. BLUESTONE
Retired Chairman and
Chief Executive Officer of
Carson Pirie Scott & Co.

JOHN W. BURDEN
Retail Consultant;
Retired Chairman and Chief Executive
Officer of Federated Department Stores
and Allied Stores Corporation

JAMES A. COGGIN
President and Chief Administrative
Officer of Saks Incorporated

JULIUS W. ERVING
President of The Erving Group;
Executive Vice President of RDV Sports/
Orlando Magic

MICHAEL S. GROSS
Vice President of Apollo Capital
Management, L.P.

DONALD E. HESS
Chairman Emeritus of Parisian;
Chief Executive Officer of
Southwood Partners

G. DAVID HURD
Emeritus Chairman and retired
Chief Executive Officer of
Principal Financial Group

GEORGE L. JONES
President and Chief Executive
Officer of Saks Department
Store Group

PHILIP B. MILLER
Chairman of Saks Fifth Avenue

C. WARREN NEEL
Commissioner of Finance
and Administration for the
State of Tennessee

STEPHEN I. SADOVE
President of Bristol-Myers Squibb
Beauty Care

MARGUERITE W. SALLEE
Chairman and Chief Executive Officer
of Frontline Group, Inc.

CHRISTOPHER J. STADLER
Managing Partner of Investcorp, S.A.

GERALD TSAI, JR.
Private Investor

Director Emeritus

EDMOND D. CICALA
President of Edmond Enterprises, Inc.;
Retired Chairman of the
Goldsmith's Division of Federated
Department Stores

Certain Corporate Officers

R. BRAD MARTIN Chairman of the Board and Chief Executive Officer JAMES A. COGGIN President and Chief Administrative Officer DOUGLAS E. COLTHARP Executive Vice President and Chief Financial Officer	CHRISTINA JOHNSON
President and Chief Executive Officer of
Saks Fifth Avenue Enterprises

GEORGE L. JONES
President and Chief Executive Officer of Saks Department Store Group

BRIAN J. MARTIN
Executive Vice President of  Law
and General Counsel

Store Officers

TONI E. BROWNING
President and Chief Executive
Officer of Proffitt's/McRae's

ANTHONY J. BUCCINA
President of Carson Pirie Scott & Co.

FRANK E. KULP, III
President and Chief Executive
Officer of Younkers

MICHAEL R. MACDONALD
President of the Northern Department
Stores Group and Chairman and Chief
Executive Officer of Carson Pirie Scott & Co.

W. TRAVIS SAUCER
President and Chief Executive
Officer of Parisian

RONALD B. COVIN
President of Off 5th Saks
Fifth Avenue Outlet

 76          STORE LOCATIONS

SAKS FIFTH AVENUE
STORES

ARIZONA
Phoenix

CALIFORNIA
Beverly Hills
Carmel
Costa Mesa
La Jolla
Mission Viejo
Palm Desert
Palm Springs
Palos Verdes
Pasadena
San Diego
San Francisco
Santa Barbara

COLORADO
Denver

CONNECTICUT
Greenwich
Stamford

FLORIDA
Bal Harbor
Boca Raton
Ft. Lauderdale
Ft. Myers
Naples
Orlando
Palm Beach
Palm Beach Gardens
Sarasota
South Miami
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago
Highland Park
Oakbrook
Old Orchard

LOUISIANA
New Orleans

MARYLAND
Chevy Chase

MASSACHUSETTS
Boston

MICHIGAN
Dearborn
Troy

MINNESOTA
Minneapolis

MISSOURI
Frontenac
Kansas City

NEVADA
Las Vegas

NEW JERSEY
Hackensack
Short Hills

NEW YORK
Garden City
Huntington
New York City
Southampton
White Plains

OHIO
Beachwood
Cincinnati

OKLAHOMA
Tulsa

OREGON
Portland

PENNSYLVANIA
Bala Cynwyd
Pittsburgh

SOUTH CAROLINA
Charleston
Hilton Head

TEXAS
Austin
Dallas
Houston
Hurst
San Antonio

VIRGINIA
McLean

OFF 5TH STORES

ARIZONA
Tempe
Tucson

CALIFORNIA
Anaheim
Cabazon
Camarillo
Folsom
Milpitas
Ontario
Petaluma
San Diego

COLORADO
Castle Rock

CONNECTICUT
Clinton

FLORIDA
Ellenton
Miami
Naples
Orlando
Sunrise

GEORGIA
Dawsonville

HAWAII
Waipahu

ILLINOIS
Gurnee
Schaumburg

KANSAS
Olathe

MARYLAND
Baltimore

MASSACHUSETTS
Worcester
Wrentham

MICHIGAN
Auburn
Dearborn

MINNESOTA
Minneapolis

NEVADA
Las Vegas

NEW JERSEY
Elizabeth
Paramus

NEW YORK
Central Valley
Niagara Falls
Riverhead
Westbury

NORTH CAROLINA
Concord
Morrisville

OHIO
Aurora
Cincinnati

PENNSYLVANIA
Grove City
Philadelphia

SOUTH CAROLINA
Myrtle Beach

TENNESSEE
Nashville (2)

TEXAS
Grapevine
Katy
San Marcos
Stafford

VIRGINIA
Leesburg
Woodbridge

77          STORE LOCATIONS

Saks Department Store Group

PARISIAN STORES

ALABAMA
Birmingham (5)
Decatur
Dothan
Florence
Huntsville (2)
Mobile
Montgomery (2)
Tuscaloosa

FLORIDA
Jacksonville
Orlando (2)
Pensacola
Tallahassee

GEORGIA
Atlanta (6)
Columbus
Macon
Savannah

INDIANA
Indianapolis (2)

MICHIGAN
Livonia

MISSISSIPPI
Tupelo

OHIO
Cincinnati
Dayton

SOUTH CAROLINA
Charleston
Columbia (2)

TENNESSEE
Chattanooga
Knoxville
Nashville

PROFFITT'S STORES

GEORGIA
Dalton
Rome

KENTUCKY
Ashland
Elizabethtown

NORTH CAROLINA
Asheville
Goldsboro
Greenville
Kinston
Rocky Mount

SOUTH CAROLINA
Greenville
Spartanburg

TENNESSEE
Athens
Chattanooga (2)
Cleveland
Greeneville
Johnson City
Kingsport
Knoxville (2)
Maryville
Morristown
Oak Ridge

VIRGINIA
Bristol

WEST VIRGINIA
Morgantown
Parkersburg

McRAE'S STORES

ALABAMA
Birmingham (4)
Dothan
Gadsden
Huntsville (2)
Mobile
Selma
Tuscaloosa

FLORIDA
Mary Esther
Pensacola

LOUISIANA
Baton Rouge
Monroe

MISSISSIPPI
Biloxi
Columbus
Gautier
Greenville
Hattiesburg
Jackson (3)
Laurel
McComb
Meridian
Natchez
Tupelo
Vicksburg

YOUNKERS STORES

ILLINOIS
Moline

IOWA
Ames
Cedar Falls
Cedar Rapids (2)
Coralville
Davenport
Des Moines (4)
Dubuque
Fort Dodge
Iowa City
Marshalltown
Mason City
Sioux City (2)
Waterloo
West Burlington

MICHIGAN
Bay City
Grandville
Holland
Marquette
Port Huron
Traverse City

MINNESOTA
Austin
Duluth

NEBRASKA
Grand Island
Lincoln
Omaha (3)

SOUTH DAKOTA
Sioux Falls

WISCONSIN
Appleton (2)
Eau Claire
Fond du Lac
Green Bay
Madison (2)
Manitowoc
Marinette
Marshfield
Racine
Sheboygan
Sturgeon Bay
Superior
Wausau
Wisconsin Rapids

HERBERGER'S
STORES

COLORADO
Grand Junction

IOWA
Ottumwa

MINNESOTA
Albert Lea
Alexandria
Bemidji
Bloomington
Brainerd
Fergus Falls
Mankato
Minneapolis
Moorhead
New Ulm
Roseville
St. Cloud
St. Paul
Stillwater
Virginia
Willmar

MONTANA
Billings
Butte
Great Falls
Havre
Kalispell
Missoula

NEBRASKA
Hastings
Kearney
Norfolk
North Platte
Scottsbluff

NORTH DAKOTA
Bismarck
Dickinson
Fargo
Minot

SOUTH DAKOTA
Aberdeen
Rapid City
Watertown

WISCONSIN
Beaver Dam
LaCrosse
Rice Lake

WYOMING
Rock Springs

CARSON PIRIE
SCOTT STORES

ILLINOIS
Aurora (2)
Bloomingdale
Bourbonnais
Calumet City
Chicago (3)
Chicago Ridge
Dundee
Evergreen Park
Hammond
Joliet
Lincolnwood
Lombard (2)
Matteson
Mount Prospect
Naperville (2)
Norridge
North Riverside
Orland Park
Schaumburg (2)
St. Charles
Vernon Hills
Waukegan
Wilmette (2)

INDIANA
Merrillville
Michigan City

MINNESOTA
Rochester

BOSTON STORES

WISCONSIN
Brookfield (2)
Janesville
Madison (2)
Milwaukee (5)
Racine

BERGNER'S  STORES

ILLINOIS
Bloomington
Champaign
Forsyth
Galesburg
Machesney Park
Pekin
Peoria
Peru
Quincy
Rockford (2)
Springfield
Sterling
Urbana

78          SHAREHOLDER INFORMATION

Sales Release Dates for 2001

Sales Period               Release Date
February 2001                       3/8/01
March 2001                          4/12/01
April 2001                             5/10/01
May 2001                               6/7/01
June 2001                            7/12/01
July 2001                               8/9/01
August 2001                           9/6/01
September 2001                 10/11/01
October 2001                       11/8/01
November 2001                   12/6/01
December 2001                   1/10/02
January 2002                        2/7/02

Earnings Release Dates for 2001

Quarter                       Release Date
First                                      5/22/01
Second                                8/21/01
Third                                  11/20/01
Fourth                 To be announced

Annual Meeting

The Annual Meeting of Shareholders of Saks Incorporated will be held at 8:30 a.m. Eastern Time, Wednesday, June 13, 2001, at the Willard Inter-Continental Hotel, 1401 Pennsylvania Avenue NW, Washington, DC 20004.  Shareholders are cordially invited to attend.

Inquiries Regarding Your Stock
Holdings

Registered shareholders (shares held by you in your name) should address communications regarding address changes, lost certificates and other administrative matters to the Company's  Transfer Agent and Registrar:

Union Planters Bank, NA7650 Magna Drive
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

Financial and Other Information
Copies of financial documents and other company information such as Saks Incorporated's Form 10-K and 10-Q reports as filed with the SEC are available free of charge by contacting:

Investor Relations
Saks Incorporated
P.O. Box 9388
Alcoa, Tennessee 37701
(865) 981-9541

Security analysts portfolio managers,  representatives of financial institutions and other individuals with questions regarding Saks Incorporated are invited to contact:

Julia Bentley
Senior Vice President of Investor
Relations and Communications
P.O. Box 9388
Alcoa, Tennessee 37701
(865) 981-6243 (telephone)
(865) 981-6325 (facsimile)
julia_bentley@saksinc.com (e-mail)

Financial results, corporate news and other Company information are available on Saks Incorporated's web site: www.saksincorporated.com.

79          CORPORATE INFORMATION

Corporate Headquarters:

750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Saks Fifth Avenue Enterprises
Headquarters:

12 East 49th Street
New York, New York 10017
(212) 940-4048

Saks Department Store Group
Headquarters:

Parisian
750 Lakeshore Parkway
Birmingham, Alabama 35211
(205) 940-4000

Proffitt's and McRae's
115 North Calderwood Street
Alcoa, Tennessee 37701
(865) 983-7000

Younkers
701 Walnut Street
Des Moines, Iowa 50397
(515) 244-1112

Carson Pirie Scott, Boston Store,
Bergner's and Herberger's
331 West Wisconsin Avenue
Milwaukee, Wisconsin 53203
(414) 347-4141

Independent Accountants

PricewaterhouseCoopers LLP
Birmingham, Alabama

Copyright 2001 Saks Incorporated