Form 10-K, Exhibit 13
period 2002-02-02
SAKS INC
filed 2002-04-25
CIK 812900

                    2001                  ANNUAL             REPORT

2	Financial Highlights
3	Letter to Our Shareholders
10	Saks Department Store Group
14	Saks Fifth Avenue Enterprises
20	Five-Year Financial Summary
21	Management's Discussion and Analysis
33	Consolidated Financial Statements
37	Notes to Consolidated Financial Statements
65	Report of Independent Accountants
65	Report of Management
66	Market Information
67	Directors and Certain Officers
68	Store Locations
70	Shareholder Information
71	Corporate Information

FINANCIAL HIGHLIGHTS

Saks Incorporated Financial Highlights

	Year Ended

	February 2,	February 3,	January 29,
(In Thousands, except per share amounts)	2002	2001	2000

Net sales	$6,070,568	$6,581,236	$6,434,167
Income before certain items	$23,868	$132,710	$239,050
Diluted earnings per common
share before certain items	$0.17	$0.93	$1.64
Net income	$322	$75,216	$189,643
Diluted earnings per common share	$0.00	$0.53	$1.30
Diluted weighted average common shares	141,988	142,718	146,056
Total assets	$4,595,521	$5,050,611	$5,098,952
Shareholders’ equity	$2,271,437	$2,293,829	$2,208,343

Note: Certain items consist of those items that are considered to be non-recurring, infrequent or unusual in nature, such as integration costs, losses from long-lived assets, reorganization charges, store closings and gains (losses) from debt extinguishments as detailed in Note 13 to the consolidated financial statements.

LETTER TO OUR SHAREHOLDERS

2001 overview
to our shareholders

This past year was extremely challenging for our Company and our industry. The retail environment has been the most difficult in decades, affected by a general slowdown in the economy and compounded by the aftermath of the September 11th tragedy, particularly for our Saks Fifth Avenue business. The result was an operating income performance that declined from what we posted in 2000. This decline was caused by a sales shortfall and the gross margin impact of actions taken to clear inventory to appropriately position the Company to begin 2002. During the year, we took aggressive measures to control operating expenses, but they only partially offset the shortfall in revenues and decline in gross margin rate. We are extremely disappointed in these results and are committed to regain business momentum and resume our position as a value-creator in the retail industry.

Despite the disappointing business results, excellent progress was made against a number of important objectives during 2001. This has provided a foundation for a sense of enthusiasm and confidence entering 2002.

insight                                    focus                                     vision

LETTER TO OUR SHAREHOLDERS

Last year’s major accomplishments included:

A reorganized operating structure. A strengthened management team.

In early 2001, the Company was organized into two principal segments, Saks Department Store Group (SDSG) and Saks Fifth Avenue Enterprises (SFAE), each with its unique market position and value-creating strategies. Saks Support Group (SSG) was established as the central services organization that provides cost-efficient back office support to the two segments. In the first quarter of 2001, we began publicly reporting the operating performance of the two business segments, enabling the investment community to receive information on each business in order to measure performance.

George Jones joined the Company in March 2001 as President and Chief Executive Officer of SDSG, and Steve Sadove joined the Company as Vice Chairman in January 2002. Steve has taken responsibility for the Company’s strategic and operating plans, performance management, and the identification and cultivation of brand extensions and new business opportunities. Both George and Steve bring valuable and unique experiences and perspectives to the Company.

strategic

LETTER TO OUR SHAREHOLDERS

Enhanced productivity. Reduced costs.

During 2001, we improved efficiency through systems enhancements and infrastructure changes that effectively controlled operating expenses. Our cost-saving initiatives, combined with the benefit related to the disposition of underproductive assets, contributed to a year-over-year decline in selling, general, and administrative expenses of approximately $40 million. We achieved this reduction while enhancing customer service levels within our stores.

In spring 2001, we opened a new 180,000 square foot state-of-the-art distribution center in Steele, Alabama, which replaced three separate distribution facilities. It serves the Company’s Proffitt’s, McRae’s, and Parisian stores. In addition to cost savings, this new facility has made our distribution process more efficient, accelerating the flow of merchandise into our stores.

The reorganization of the Saks Direct business (which included the Folio and Bullock & Jones catalogs and saks.com) with that of the core Saks Fifth Avenue store business was completed in February 2002. We are now able to leverage the Saks Fifth Avenue brand, our store-based inventory, and our central organization through the use of direct mail and e-commerce selling. This provides a more cohesive, consistent customer experience across all channels while improving inventory productivity and lowering operating expenses.

innovative                               committed                           confident

LETTER TO OUR SHAREHOLDERS

A meaningfully improved asset base.

We have taken actions to increase returns on invested capital (ROIC).

During 2001, we carefully controlled capital expenditures. Net capital expenditures totaled approximately $190 million, after proceeds from asset sales (excluding the May Company transaction described below), a reduction of nearly $60 million from net capital spending in 2000. We opened new Saks Fifth Avenue stores in Birmingham, Alabama and Columbus, Ohio; new Parisian stores in Atlanta, Georgia and Huntsville, Alabama (replacement store); and a new Younkers store in Muskegon, Michigan. We also opened new Off 5th stores in Cincinnati, Ohio; Miami, Florida; and Atlanta, Georgia. We expect these new stores to generate financial returns consistent with our investment standards. Saks has invested more than $1.3 billion in capital in the business since the beginning of 1998. Our store base is in excellent condition; therefore, capital spending is planned at moderate levels for the foreseeable future.

In March 2001, we sold nine SDSG stores and related assets to The May Department Stores Company for approximately $308 million. The sale of these non-core stores occurred pursuant to a strategy of rationalizing our asset base in a fashion that creates a higher growth, higher margin department store business. During 2001, we closed underproductive Saks Fifth Avenue stores in Palm Springs, California; White Plains, New York; and Dearborn, Michigan and a Younkers store in Appleton, Wisconsin. In March 2002, we closed a Bergner’s store in Urbana, Illinois. In each case, the interests of our Company and our customers were best served by closing these units and focusing resources on nearby productive stores.

planning                             results                                   execution

LETTER TO OUR SHAREHOLDERS

A substantially strengthened balance sheet.

In 2001, we lowered long-term debt by approximately $445 million to $1.36 billion, in spite of difficult operating conditions. This represents a 25% reduction in debt and resulted in a total-debt-to-total-capitalization ratio of approximately 37.5% as of February 2, 2002. The debt reduction resulted from the sale of non-core assets and free cash flow generated from operations.

We secured a new five-year, $700 million revolving credit facility, which replaced an existing facility maturing in 2003. The fiscal year-end balance sheet reflected zero borrowings on this facility and approximately $100 million of cash on hand.

Throughout the course of the year, through open-market repurchases and an exchange offer, we also reduced the balance of our senior notes maturing in 2004 from $700 million to $167 million. As a result of these collective actions, our balance sheet is properly structured to support the execution of our operating and strategic plans.

Through conservative planning and careful execution, we successfully achieved our year-end inventory objectives with regard to both level and composition, ending the fiscal year with consolidated comparable store inventories down approximately 10% from last year’s levels.

opportunity

LETTER TO OUR SHAREHOLDERS

                          looking ahead

While our macroeconomic outlook for 2002 remains cautious, we expect to generate substantial improvement in the operations of each of our business segments.

As we begin the year, we are focused both on improving our financial performance and on executing the strategic positioning of each of our businesses.

  At SDSG, the Company’s traditional department stores are delivering on their promise to be “the best place to shop in your hometown.” Within SDSG, Parisian’s position is refined as a “special” department store with a higher mix of unique and better merchandise.

  At SFAE, our Saks Fifth Avenue stores offer “the most inviting luxury shopping experience.” Our Off 5th stores provide customers an opportunity to buy Saks Fifth Avenue merchandise for a “gem of a deal.”

Our value-creating focus is to increase the return on invested capital of the Company. Our three-year target for ROIC is to exceed 15%, starting from the depressed level of 10% in 2001. During 2001, we made substantial progress on the invested capital component of this equation, but the difficult operating environment led to a reduction in operating income, lowering ROIC from prior years.

LETTER TO OUR SHAREHOLDERS

Our future improvement in ROIC will be driven by:

  Comparable store sales growth--The implementation of focused strategies to gain market share at each of our businesses, combined with improving economic conditions, will fuel sustainable comparable store sales growth in the low-to-mid-single digits range. In addition, revenues will also grow from new square footage expansion averaging 1% to 2% per year.

  Expanded Operating Margins--Gross margin expansion attributable to executing our merchandising strategies, disciplined inventory management, and technology investments, along with incremental operating expense efficiencies, will drive improved operating margins.

  Reduced Levels of Capital Spending--As a result of the recent investments in the modernization of our store base at both businesses and the integration and upgrade of our central infrastructure, our future capital expenditures will be principally focused on enhancing comparable store sales, improving inventory turnover, and reducing operating expenses.

In spite of the extraordinary challenges faced in 2001, we managed the Company in a manner that strengthened our competitive position, significantly improved our balance sheet, and positioned our company for increasing profitability. As we enter a new year, we have the team and strategies in place to regain momentum and substantially improve our financial performance in 2002 and beyond. More detail on our strategies is provided on the following pages.

John Burden, David Hurd, Philip Miller, and Gerald Tsai, Jr. are retiring from our Board of Directors in June of this year. Each has made important contributions to Saks Incorporated, and we are grateful for their dedicated service.

We look forward to 2002 and restoring our position as a value-creation leader in our industry. Thank you for your support.

R. Brad Martin Chairman and Chief Executive Officer	Stephen I. Sadove Vice Chairman

This letter and the SDSG and SFAE information on pages 10 through 19 of this report contain “forward-looking” information within the definition of the Federal securities laws. For a discussion of risk factors, please refer to “Forward-Looking Information” contained in Management’s Discussion and Analysis appearing on page 32 of this annual report.

SAKS DEPARTMENT STORE GROUP

f o c u s

saks department store group

Saks Department Store Group, SDSG, is a branded department store business operating in the Southeast, Midwest, and Great Plains markets, trading under the nameplates of Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s, and Boston Store.

SDSG holds the number one or number two department store market share in approximately 90% of our trade areas. We operate 243 stores in 24 states, with 26.6 million square feet of high quality, well-positioned real estate.

Our traditional department stores provide a distinctive shopping experience in each of our markets. We consistently offer a wide selection of unique and limited distribution merchandise as well as competitively priced national brands, all tailored to the lifestyle needs of our hometown customers. Our customers experience an innovative and convenient shopping environment with friendly, knowledgeable, and helpful staff when visiting our stores. The combination of our merchandise and service makes SDSG a favorite place to shop in each hometown we serve.

                “the best place to shop
                                       in your hometown”

SAKS DEPARTMENT STORE GROUP

friendly

Our focused merchandising strategy is to:

  Provide our customers authoritative assortments in key franchise businesses, including cosmetics, women’s shoes, women’s special sizes, women’s better sportswear, social occasion dressing, and gifts;

  Emphasize key items, presenting our customers with meaningful quantities and floor presentations of suggested “must have” selections; and

  Differentiate our offerings through exclusive merchandise from core vendors, assortments from unique and emerging suppliers, and our own proprietary brands, including our new exclusive Laura Ashley brand in women’s apparel and accessories.

We have revitalized the shopping experience by making our stores friendlier and easier to shop. Our customers experience:

  One-on-one personalized service in nine areas of our stores--cosmetics, shoes, women’s better sportswear, women’s special size sportswear, men’s tailored clothing, men’s better sportswear, intimate apparel, china, and furniture--where our customers expect a high level of personal service. These departments offer clienteling programs and dedicated wrapstands and are staffed by associates with extensive product training.

  Fast, friendly, and efficient service in the remaining departments of the stores. These areas feature innovative, centralized customer service centers and are staffed with friendly, knowledgeable sales associates delivering efficient transactions.

SAKS DEPARTMENT STORE GROUP

distinctive

Parisian is a “special” department store with a stylish store design, a superior level of personalized service, and a balanced assortment of better-priced brands and unique products.

Future new square footage growth for the traditional department stores will primarily occur in and around existing markets. Our 2002 traditional department store openings include: McRae’s in Jackson, Mississippi; Younkers in Eau Claire, Wisconsin (replacement store) and Lansing, Michigan; and Herberger’s in Rochester, Minnesota (replacement store). Parisian has the ability to grow beyond its natural geographic boundaries as evidenced by the planned new store opening of Rochester Hills, Michigan, scheduled to open in the fall of 2002.

SAKS FIFTH AVENUE ENTERPRISES

f o c u s

saks fifth avenue enterprises

Saks Fifth Avenue Enterprises consists of 61 Saks Fifth Avenue luxury department stores, operating in 24 states with 6.3 million square feet of space, and 52 Saks Off 5th stores, operating in 23 states with 1.4 million square feet.

Saks Fifth Avenue is the most powerful name in luxury retailing. As a major emporium for world-class luxury brands in the United States, Saks Fifth Avenue is an authority on “style.”

Our stores target consumers who wish to enjoy an inviting luxury shopping experience. We deliver on this proposition of inviting luxury with merchandise, marketing, and service strategies tailored to specific market opportunities and customer preferences.

Saks Fifth Avenue is the headquarters for women’s luxury apparel, offered in three distinct price ranges--Designer, Gold Range, and Bridge. Our core customers cross-shop each of these important categories.

“the most inviting
           luxury shopping experience”

SAKS FIFTH AVENUE ENTERPRISES

inviting

Our stores carry powerful assortments of both international and American Designer apparel. We offer a combination of merchandise from established core resources, comprising approximately 50% of Designer sales, with the balance of our assortment from emerging and/or exclusive resources. We are the market leader in the American Designer category.

In the late 1990s, we developed the “Gold Range” category to meet the demand for Designer-level quality and sensibility at “near Designer” price points. Positioned in price between Bridge and Designer product, Gold Range merchandise is a key point of differentiation for Saks. The entry price point at Saks Fifth Avenue is Bridge apparel, where our focus is on core vendors as well as introducing new, narrowly distributed suppliers. These Bridge selections complement our Designer and Gold Range merchandise offerings well. We are the American headquarters for Gold Range and Bridge product and the leading distributor in this country for many Gold Range and Bridge brands.

Important points of differentiation in our women’s assortment include:

  Salon Z--our women’s large size business. We are the preeminent retailer of large-size luxury apparel in the United States. This category has limited competition.

  Contemporary women’s apparel, which attracts a newer, younger customer to the Saks experience. This is one of our most rapidly growing businesses.

  Proprietary brands, which comprise approximately 6% of our revenues and include the Saks Fifth Avenue Collection, SFA Real Clothes, and 5/48.

SAKS FIFTH AVENUE ENTERPRISES

luxury

Saks’ style is clearly evident in the cosmetic and fragrance business. Seventy percent of our volume is generated from narrowly distributed brands, ensuring competitive differentiation. Saks Fifth Avenue has an unparalleled position within the cosmetic industry--we are the principal launch store for prestige fragrance and beauty lines in America. Our New York store is the single largest point of distribution for cosmetics in North America. No other U.S. retailer has an array of offerings or sales productivity comparable to that of the Saks Fifth Avenue New York store’s cosmetics department.

We are also the luxury leader in leather goods, including footwear and handbags, offering a dominant assortment, congruent with our apparel selections and balanced among Designer, Gold Range, and Bridge.

Saks Fifth Avenue is one of the leading purveyors of fine jewelry in the United States. Our selection of fine jewelry demonstrates our commitment to luxury. The recently renovated and expanded jewelry area in the New York flagship store is one of the largest fine jewelry stores in the country and is home to several prestigious vendor shops.

We have numerous other opportunities to extend our style authority. For example, we are growing the home and gift area to meet the increased demand for this product category from our core customers. Last fall, we completed Home Shop expansions in the New York flagship store, our Chicago store, and our Tyson’s Corner location in metropolitan Washington, D.C. Other stores slated for Home Shops in 2002 include Las Vegas, Houston, and Beverly Hills. An automated gift registry program will be piloted in the New York City flagship store in fall 2002, and we are intensifying our corporate gift programs. We are also prudently extending our brand. For example, in spring 2002 we

SAKS FIFTH AVENUE ENTERPRISES

attentive

launched Saks Fifth Avenue eyewear. These products are distributed in our stores as well as in upscale eyewear retail outlets across the country.

We do not believe that luxury shopping need be aloof or imposing. At Saks Fifth Avenue, our goal is to deliver an inviting, customer-focused shopping experience. This inviting atmosphere is reflected in:

  Well-trained, approachable, friendly, attentive staff, measured and compensated based upon customer satisfaction. We have enhanced training programs, increased our focus on product knowledge, and revised pay structures.

  Outstanding physical facilities that are comfortable, open, well lit, and convenient to shop. In the last five years, nearly 80% of the Saks Fifth Avenue store base has been newly constructed or renovated, consistent with this direction.

  Accommodating policies and practices that are as customer-friendly to return transactions as they are to sales transactions. This is a substantial competitive advantage for Saks Fifth Avenue versus certain Designer boutiques and other specialty stores.

Our marketing strategy and use of technology further support Saks Fifth Avenue’s inviting luxury positioning. Our inventory is fully integrated, allowing customers to select the same merchandise whether visiting stores, reviewing catalogs, or shopping on-line. Our sophisticated customer relationship management system, through advanced modeling and data warehousing, provides insight into detailed customer transaction data. Our advanced point-of-service clienteling system allows associates to

SAKS FIFTH AVENUE ENTERPRISES

prestige

have frequent one-on-one interactions with our best customers. Other technology innovations, such as size reporting and analysis and inventory allocation by store, are being enhanced within the next twelve months. These improvements will augment our ability to ensure the right product is in the right store, increasing both customer satisfaction and ROIC.

Our value creation focus is to improve returns on invested capital. Saks Fifth Avenue has received substantial capital investment in the recent past, some of which has not to date generated appropriate productivity. Our focus is to improve the productivity of the capital employed in the business through higher comparable store sales, continued pruning of unproductive capacity, improved inventory turnover, and higher gross margins.

Planned new Saks Fifth Avenue stores include: Las Vegas, Nevada in 2002 (replacement store); Richmond, Virginia in 2003; and Plano, Texas in 2005.

Saks Off 5th--Where Customers Find Saks Fifth Avenue Merchandise for a “Gem of a Deal”

Off 5th is the premier luxury off-price retailer in the United States. These stores are an integral part of the SFAE strategy with approximately 25% of their sales generated from Saks Fifth Avenue stores’ merchandise, permitting efficient liquidation of Saks’ clearance goods. Off 5th also distributes luxury brands purchased directly for the stores. These stores produce attractive economic returns due to high sales productivity and low operating and occupancy costs. We will open one new Off 5th store in Denver, Colorado this year.

SAKS INCORPORATED & SUBSIDIARIES FIVE-YEAR FINANCIAL SUMMARY

	February 2,	February 3,	January 29,	January 30,	January 31,
(In Thousands, except per share amounts)	2002	2001	2000	1999	1998

Consolidated Income Statement Data:
Net sales	$6,070,568	$6,581,236	$6,434,167	$5,963,813	$5,515,675
Cost of sales	3,960,129	4,211,707	4,028,779	3,794,340	3,481,831

Gross margin	2,110,439	2,369,529	2,405,388	2,169,473	2,033,844
Selling, general and administrative expenses	1,389,287	1,433,357	1,359,386	1,332,275	1,203,909
Other operating expenses	582,623	580,853	535,670	498,733	444,276
Losses from long-lived assets	32,621	73,572	12,547	61,785	(134)
Integration charges	1,539	19,886	35,660	111,307	36,524
Year 2000 expenses	--	--	5,917	10,437	6,590
ESOP expenses	--	--	--	--	9,513

Operating Income	104,369	261,861	456,208	154,936	333,166
Interest expense	(131,039)	(149,995)	(138,968)	(110,971)	(113,685)
Other income (expense), net	1,083	3,733	140	22,201	2,330

Income before Income Taxes
and Extraordinary Items	(25,587)	115,599	317,380	66,166	221,811
Provision (benefit) for income taxes	(9,851)	40,383	118,476	41,181	(194,426)

Income before Extraordinary Items	(15,736)	75,216	198,904	24,985	416,237
Extraordinary gain (loss) on early
extinguishment of debt, net of taxes	16,058	--	(9,261)	(25,881)	(11,323)

Net Income	$322	$75,216	$189,643	$(896)	$404,914

Basic earnings per common share:
Before extraordinary items	$(0.11)	$0.53	$1.38	$0.17	$3.03
After extraordinary items	$0.00	$0.53	$1.32	$(0.01)	$2.94

Diluted earnings per common share:
Before extraordinary items	$(0.11)	$0.53	$1.36	$0.17	$2.86
After extraordinary items	$0.00	$0.53	$1.30	$(0.01)	$2.79

Weighted average common shares:
Basic	141,988	141,656	144,174	142,856	137,588
Diluted	141,988	142,718	146,056	146,383	149,085

Consolidated Balance Sheet Data:
Working capital	$983,151	$1,085,956	$1,110,976	$887,875	$1,096,359
Total assets	$4,595,521	$5,050,611	$5,098,952	$5,188,981	$4,270,253
Long-term debt, less current portion	$1,356,580	$1,801,657	$1,966,802	$2,114,647	$1,380,770
Shareholders’ equity	$2,271,437	$2,293,829	$2,208,343	$2,007,575	$1,944,529

MANAGEMENT’S DISCUSSION AND ANALYSIS

Saks Incorporated (hereinafter the “Company”) is a national retailer currently operating through subsidiaries 356 luxury and traditional department stores. The Company operates the Saks Department Store Group (“SDSG”), which consists of 243 traditional department stores under the names of Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s and Boston Store. The Company also operates Saks Fifth Avenue Enterprises (“SFAE”), which consists of 61 luxury Saks Fifth Avenue stores and 52 Saks Off 5th stores.

Since 1994, the Company has experienced significant growth principally through a series of acquisitions, the construction of new units and through the acquisition of select store locations. The Company’s major acquisitions are outlined below:

		Number of			Accounting
Name	Headquarters	Stores Acquired	Locations	Date Acquired	Treatment

McRae’s	Jackson, MS	31	Southeast	March 31, 1994	Purchase

Younkers	Des Moines, IA	50	Midwest	February 3, 1996	Pooling

Parisian	Birmingham, AL	40	Southeast/Midwest	October 11, 1996	Purchase

Herberger’s	St. Cloud, MN	37	Midwest	February 1, 1997	Pooling

Carson Pirie Scott	Milwaukee, WI	55	Midwest	January 31, 1998	Pooling
(“Carson’s”)

Saks Fifth Avenue (“SFA”)	New York, NY	95	National	September 17, 1998	Pooling

The following table sets forth, for the periods indicated, selected items from the Company’s consolidated statements of income, expressed as percentages of net sales (numbers may not total due to rounding):

	February 2,	February 3,	January 29,
	2002 (“2001”)	2001 (“2000”)	2000 (“1999”)

Net sales	100.0%	100.0%	100.0%
Cost of sales	65.2	64.0	62.6

Gross margin	34.8	36.0	37.4
Selling, general and administrative expenses	22.9	21.8	21.1
Other operating expenses	9.6	8.8	8.3
Losses from long-lived assets	0.5	1.1	0.2
Integration charges	0.0	0.3	0.6
Year 2000 expenses	0.0	0.0	0.1

Operating income	1.7	4.0	7.1
Interest expense	(2.2)	(2.3)	(2.2)
Other income (expense), net	0.0	0.1	0.0

Income before income taxes and extraordinary items	(0.4)	1.8	4.9
Provision (benefit) for income taxes	(0.2)	0.6	1.8

Income before extraordinary items	(0.3)	1.1	3.1
Extraordinary gain (loss) on early extinguishment of debt, net of taxes	0.3	0.0	(0.1)

Net income	0.0%	1.1%	2.9%

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL YEAR ENDED FEBRUARY 2, 2002 COMPARED TO FISCAL YEAR ENDED FEBRUARY 3, 2001

Management’s Discussion of Operations

Operating income decreased to $104.4 million in 2001 from $261.9 million in 2000. The decrease in operating income of $157.5 million was attributable to a decrease in SDSG’s operating income of $54.5 million, a decrease in SFAE’s operating income of $138.5 million and charges associated with the reorganization of Saks Direct (SFAE’s catalog and e-commerce operations), partially offset by less integration costs and fewer charges from the impairment or disposition of stores.

The decrease in operating income at SDSG was due to a 2.1% decrease in comparable store sales and the corresponding reduction in gross margin and the effect of the sale or closure of underproductive stores. The decrease in operating income at SFAE resulted from the 7.8% decrease in comparable store sales and the corresponding reduction in gross margin. During 2001, both segments took aggressive actions to control operating expenses; however, these actions only partially offset the effect of the comparable store sales decline. Fiscal year 2001 included 52 weeks while fiscal year 2000 included 53 weeks, which is consistent with the retail calendar. The year-over-year effect of the incremental week on operating income was minimal.

The 2001 charges associated with the reorganization of Saks Direct, several store closings, the impairment of several stores and other expense reduction efforts aggregated $64.1 million. Charges primarily associated with the reorganization of the Saks Direct business consisted of goodwill, property and equipment, inventory write-downs and employee severance costs. Charges associated with store closings and store impairments were lower in 2001 principally due to charges of $50.9 million in 2000 related to nine SDSG stores sold to the May Department Stores Company.

Net Sales

Net sales decreased 7.8% in 2001 over 2000 primarily due to a comparable store sales decrease of 4.5%, consisting of a 2.1% decrease at SDSG and a 7.8% decrease at SFAE. The decline in comparable store sales was primarily attributable to the weakness in the luxury goods sector, the events surrounding September 11th and general recessionary economic conditions. Additionally, year-over-year sales were less due to the sale or closure of underproductive stores and the sales from the 53rd week in 2000 of $83.8 million, partially offset by sales generated from new store additions.

Gross Margin

Gross margin decreased $259.1 million to $2,110.4 million in 2001. The decrease was attributable to the negative comparable store sales, the sale or closure of underproductive stores and the 53rd week in 2000, partially offset by new store additions.

Gross margin as a percentage of net sales was 34.8% in 2001 compared to 36.0% in 2000. The decrease in gross margin percent in 2001 was primarily attributable to markdowns taken to clear inventory, principally at SFAE. These markdowns were principally due to the weakness in the luxury sector and the events surrounding September 11th and markdowns associated with the reorganization of Saks Direct and store closings (of $13.7 million).

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) decreased $44.1 million to $1,389.3 million in 2001 due to the absence of expenses associated with the sale or closure of underproductive stores, decreased operating expenses for Saks Direct and the effect of the 53rd week in 2000. These decreases were partially offset by an increase in expenses associated with new store additions and $16.3 million in certain items related to the reorganization of Saks Direct and other expense reduction initiatives. Comparable store SG&A expenses remained relatively constant as reductions in media spending were offset by increased maintenance, insurance and other employee costs.

SG&A as a percentage of net sales increased to 22.9% in 2001 from 21.8% in 2000. The rate increase reflected the inability to reduce operating expenses commensurate with the comparable store sales decline at both SDSG and SFAE.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Operating Expenses

Other operating expenses in 2001 were relatively constant with 2000 as increased depreciation and rental expenses associated with the remodel and expansion of comparable stores and increased infrastructure capital spending (principally information technology) were offset by the decreased depreciation, goodwill amortization and rent associated with disposed stores.

Other operating expenses as a percentage of net sales were 9.6% in 2001 compared to 8.8% in 2000. The increase was primarily due to (1) the inability to leverage increased depreciation and rental expenses during a period of comparable store sales decline and (2) the inability to reduce non-store rent and depreciation commensurate with the loss of sales associated with disposed stores.

Integration Charges

The Company incurred certain costs to integrate and combine the operations of previously acquired companies. The 2001 and 2000 charges were primarily comprised of severance benefits, relocation and systems conversions related to the consolidation of the McRae’s and Herberger’s operating divisions into Proffitt’s and Carson’s, respectively, and consolidation of three SDSG southern distribution centers.

Losses From Long-Lived Assets

Losses from long-lived assets in 2001 of $32.6 million were comprised of the non-cash write-off of goodwill, property and equipment related to Saks Direct totaling $22.6 million and the impairment or closure of underproductive stores of $10.0 million. Losses from long-lived assets in 2000 of $73.6 million were primarily comprised of the non-cash write-off of goodwill associated with the sale of nine SDSG stores to the May Department Stores Company and, to a lesser extent, impairments on abandoned software and underproductive stores.

Interest Expense

Interest expense declined to $131.0 million in 2001 from $150.0 million in 2000 and as a percentage of net sales decreased to 2.2% in 2001 from 2.3% in 2000. The decrease was due principally to lower average borrowing rates on floating rate debt and lower average debt levels.

Income Taxes

For 2001, the effective income tax rate differs from the federal statutory tax rate due to state income taxes and non-deductible goodwill amortization. In 2000, the effective income tax rate differs from the federal statutory tax rate due to state income taxes and nondeductible goodwill amortization, offset by the favorable effect of the disposal of a real estate investment ($4.1 million). The change in year-over-year effective income tax rates was due to the favorable effect of the real estate disposition in 2000.

Extraordinary Items

The extraordinary gain in 2001 related primarily to the repurchase of senior notes at a discount to the carrying value.

Net Income

Net income in 2001 decreased to $0.3 million from $75.2 million in 2000 primarily due to the decline in operating income, partially offset by lower interest expense and a gain on early extinguishment of debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL YEAR ENDED FEBRUARY 3, 2001 COMPARED TO FISCAL YEAR ENDED JANUARY 29, 2000

Management’s Discussion of Operations

Operating income decreased to $261.9 million in 2000 from $456.2 million in 1999. The decline in operating income of $194.3 was attributable to a decline in operating income at SDSG of $139.6 million, a decline in operating income at SFAE of $28.7 million and increased losses from long-lived assets, principally resulting from store impairments and disposals.

The decrease in operating income at SDSG was due to a 1.8% decrease in comparable store sales and an increase in markdown activity to clear inventories. The decline in operating income at SFAE was due primarily to expenses associated with the launch of saks.com, the Company’s e-commerce web site, partially offset by the addition of operating income resulting from a 5.0% increase in comparable store sales. The contribution of the 53rd week in 2000 was not sufficient to offset the decline in operating income at both SDSG and SFAE.

The 2000 charges associated with the sale of nine SDSG stores to The May Department Stores Company, the consolidation of the McRae’s and Herberger’s operating divisions into Proffitt’s and Carson’s, respectively, and the closure or impairment of store locations aggregated $100.2 million.

Net Sales

Net sales increased 2.3% in 2000 over 1999 primarily due to sales resulting from the 53rd week, incremental sales generated from new store additions and a comparable store sales increase of 0.2%, offset partially by the loss of sales from closed stores. Comparable store sales decreased 1.8% at SDSG and increased 5.0% at SFAE.

Gross Margin

Gross margin decreased $35.9 million to $2,369.5 million in 2000 and as a percentage of net sales was 36.0% in 2000 compared to 37.4% in 1999. The decrease in gross margin percentage from 1999 to 2000 was primarily attributable to markdowns associated with weaker than anticipated sales and the markdowns taken to clear inventories at SDSG.

Selling, General and Administrative Expenses

SG&A increased $74.0 million to $1,433.3 million in 2000 and as a percentage of net sales was 21.8% in 2000 compared to 21.1% in 1999. The increase in 2000 from 1999 was primarily due to (1) the expenses associated with launching saks.com of $21.3 million without a corresponding increase in sales, (2) the inability to reduce operating expenses commensurate with the comparable store sales decline in SDSG during the first three quarters of the year and with the comparable store sales decline in SFAE during the fourth quarter of the year, partially offset by (3) an increase in finance charge income on proprietary credit cards as a result of term changes initiated in late 1999. Included in SG&A in 2000 were certain items totaling $6.7 million associated with the terminated proposal to spin-off SFAE and revisions to 1999 charges associated with store closings.

Other Operating Expenses

Other operating expenses as a percentage of net sales were 8.8% in 2000 compared to 8.3% in 1999. The increase was primarily due to (1) increased depreciation and rental expenses associated with the remodel and expansion of comparable stores without a corresponding increase in comparable store sales, (2) depreciation and rental expenses associated with new stores and (3) increased depreciation resulting from infrastructure capital spending (principally information technology systems).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Integration Charges

The Company incurred certain costs to integrate and combine the operations of acquired companies. The 2000 charges were primarily comprised of severance benefits and systems conversions related to the consolidation of the McRae’s and Herberger’s operating divisions and three SDSG southern distribution centers. The 1999 charges were primarily comprised of systems conversion costs and severance benefits related to redundant systems and administrative operations associated with the SFA and Carson’s acquisitions.

Losses From Long-Lived Assets

Losses from long-lived assets in 2000 of $73.6 million were primarily comprised of the changes associated with the sale of nine SDSG stores and, to a lesser extent, impairments on abandoned software and underperforming stores. Losses from long-lived assets in 1999 of $12.5 million were principally comprised of the impairment of the carrying amounts of relocated or closed stores.

Year 2000 Expenses

Prior to January 1, 2000, the Company incurred costs related to required system upgrades, replacements and modifications to prepare for the year 2000. The Company experienced no significant system delays or interruptions on or after January 1, 2000.

Interest Expense

Interest expense increased to $150.0 million in 2000 from $139.0 million in 1999 and as a percentage of net sales increased to 2.3% in 2000 from 2.2% in 1999. The increase was due principally to higher average borrowing rates on floating rate debt and higher average debt levels.

Income Taxes

In 2000, the effective income tax rate differed from the federal statutory tax rate due to state income taxes and non-deductible goodwill amortization, offset by the favorable effect of the disposal of a real estate investment ($4.1 million). In 1999, the effective income tax rate differed from the statutory tax rates principally due to state income taxes and nondeductible goodwill amortization. The change in year-over-year effective tax rates was primarily attributable to the favorable effect of the real estate investment disposition.

Extraordinary Items

The extraordinary item in 1999 related to the prepayment of $235.8 million in SFA’s real estate mortgage debt, which resulted in an extraordinary loss from early extinguishment of debt. The loss was comprised of the write-off of unamortized deferred debt issuance costs.

Net Income

Net income in 2000 decreased to $75.2 million from $189.6 million in 1999, primarily due to the decline in operating income.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

CASH FLOW

The primary needs for cash are to acquire or construct new stores, renovate and expand existing stores, to provide working capital for new and existing stores and to source debt. The Company anticipates that cash generated from operating activities, borrowings under its revolving credit agreement and maintaining a proprietary credit card securitization program will be sufficient to meet its financial commitments and provide opportunities for future growth.

Cash provided by operating activities was $374.0 million in 2001, $485.5 million in 2000 and $209.7 million in 1999. Cash provided by operating activities principally represents income before depreciation and amortization charges, losses from long-lived assets and changes in working capital. The decrease in 2001 from 2000 was related to a reduction in operating cash flow attributable to the year-over-year earnings decline and was partially offset by a reduction in invested working capital, principally through managing inventory levels down. The increase in 2000 from 1999 was related to a lower investment in working capital.

Cash provided by (used in) investing activities was $85.6 million in 2001, $(248.7) million in 2000 and $(407.8) million in 1999. Cash used in investing activities principally consists of construction of new stores and renovation and expansion of existing stores and investments in support areas (e.g., technology, distribution centers, e-commerce infrastructure). The change from “net cash used” in 2000 to “net cash provided” in 2001 was attributable to the $308.0 million of proceeds ($275.5 million after the repurchase of sold receivables) from the sale of nine SDSG stores in early 2001 and from a $55.0 million decrease in capital spending. While capital expenditures for new stores, remodels and expansions were relatively constant in 2001, the Company significantly decreased the capital expended for distribution centers, e-commerce and other non-store areas. The decrease in 2000 from 1999 was due to lower capital spending on new store openings, expansions and remodels.

Cash (used in) provided by financing activities was $(425.1) million in 2001, $(191.6) in 2000 and $184.9 in 1999. The change from 2000 to 2001 was attributable primarily to the use of the cash received from the sale of the nine SDSG stores to pay down debt. The change from 1999 to 2000 was due primarily to the use of increased operating cash flow and lower capital spending to pay down debt.

CASH BALANCES

At February 2, 2002 and February 3, 2001, the Company maintained cash and cash equivalent balances of $99.1 million and $64.7 million, respectively. These amounts consisted principally of invested cash and approximately $30 million of store operating cash.

CAPITAL STRUCTURE

The Company’s capital and financing structure is comprised of senior unsecured notes, a revolving credit agreement, the sale of beneficial interest in the Company’s proprietary credit card receivables, capital and operating leases and real estate mortgage financing. The contractual cash obligations at February 2, 2002 associated with this capital and financing structure are illustrated in the following table:

	Payments Due by Period (excluding interest)

						After
(Dollars in Millions)	2002	2003	2004	2005	2006	2006	Total

Senior unsecured notes	$--	$--	$167	$--	$--	$1,043	$1,210
Revolving credit agreement	--	--	--	--	--	--	--
Capital leases	4	4	6	5	5	120	144
Operating leases	132	130	125	118	107	713	1,325
Real estate mortgages	1	1	6	--	--	--	8

Total contractual cash obligations	$137	$135	$304	$123	$112	$1,876	$2,687

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s other principal commercial commitments are comprised of the guarantee of $20 million residual value of leased transportation equipment, short-term merchandise purchase commitments, short-term construction commitments, common area maintenance costs and contingent rent payments. Substantially all of the Company’s merchandise purchase commitments are cancelable several weeks prior to a date that precedes the vendor’s scheduled shipment date.

PROPRIETARY CREDIT CARDS RECEIVABLE SECURITIZATION

The Company’s proprietary credit cards are issued by National Bank of the Great Lakes (“NBGL”), a wholly owned subsidiary of the Company. Receivables generated from the sale of merchandise on these credit cards are sold by NBGL to another wholly owned subsidiary, Saks Credit Corporation (“SCC”). SCC transfers the receivables to a trust and sells certificates representing an undivided beneficial interest in the pool of receivables held in the trust to third-party investors. The certificates have maturity dates and represent an ownership in the cash generated by the credit card receivables. The Company retains an interest in the receivables held in the trust, which is subordinate to the sold certificates in its rights to the cash flows of the receivables held in the trust.

At February 2, 2002, the trust held credit card receivables aggregating $1,295.6 million, while certificates of ownership aggregating $1,147.7 million were sold to third-party investors. Prior to maturity of the certificates, the Company has access to the cash generated by the receivables net of allocations of cash to investors representing a portion of finance charge income. Upon maturity, the certificate owners receive a pro-rata portion of all cash generated by the pool of receivables until which time the ownership interest is satisfied, after which the Company receives cash generated to recover its residual ownership interest in the pool of receivables. During the period from July through November 2002, certificates sold to investors representing $713.5 million of the outstanding certificates at February 2, 2002 will mature. The Company anticipates that selling new certificates to investors will be sufficient to maintain funding of proprietary credit card receivables under terms similar to those currently in place.

CAPITAL NEEDS

The Company estimates capital expenditures for 2002 will approximate $150 to $175 million, primarily for the construction of new stores opening in 2002, initial construction work on stores expected to open in 2003, store expansions and renovations, enhancements to management information systems and regular maintenance capital expenditures.

The Company anticipates that working capital requirements related to new and existing stores and capital expenditures will be funded through cash provided by operations, the revolving credit agreement, and ongoing sales of receivables under the securitization programs. Maximum availability under the revolving credit agreement is $700 million. There is no debt rating trigger. During periods in which availability under the agreement exceeds $100 million, the Company is not subject to financial covenants. If and when availability under the agreement decreases to less than $100 million, the Company will be subject to a minimum fixed charge coverage ratio of 1 to 1. During 2001, weighted average borrowings and letters of credit issued under this credit agreement and its predecessor agreement were $131.8 million. The highest amount outstanding under the agreement during 2001 was $385.6 million. The Company expects to generate adequate cash flows from operating activities combined with borrowings under its revolving credit agreement in order to sustain its current levels of operations.

The most significant requirement for new or replacement financing in 2002 is the accounts receivable securitization program. During 2002, certificates representing $713.5 million in sold receivables (at February 2, 2002) and $891.7 million of maximum availability will mature. Management believes that the Company’s near term financial risk is minimal with respect to the maturing certificates, as customer payments on credit card account balances will serve to pay off the certificates. The Company will need to replace the maturing certificates with new certificates to fund receivables generated on sales following the maturity of the existing certificates. The Company anticipates that it will be successful in issuing new certificates in the public market and in the bank conduit market. The Company does expect that the portion of finance charge income retained by the certificate holders will increase over current levels. However, the Company does not believe the increase will significantly affect cash flows or operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

The Company’s critical accounting policies are discussed in the notes to the consolidated financial statements. Certain judgments and estimates utilized in implementing these accounting policies are likewise discussed in each of the notes to the consolidated financial statements. The following discussion aggregates the judgments and uncertainties affecting the application of these policies and the likelihood that materially different amounts would be reported under varying conditions and assumptions.

Revenue Recognition. Sales and the related gross margin are recorded at the time our customers provide a satisfactory form of payment and take ownership of the merchandise. There are minimal accounting judgments and uncertainties affecting the application of this policy. The Company estimates the amount of goods that will be returned for a refund and reduces sales and gross margin by that amount. However, given that approximately 15% of merchandise sold is later returned and that the vast majority of merchandise returns are effected within a matter of days of the selling transaction, the risk of the Company realizing a materially different amount for sales and gross margin than reported in the consolidated financial statements is minimal.

Cost of Sales and Inventory Valuation. The Company’s inventory is stated at the lower of LIFO cost or market using the retail method. Under the retail method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased with a charge to cost of sales contemporaneous with the lowering of the retail value of the inventory on the sales floor through the use of markdowns. Hence, earnings are negatively impacted as the merchandise is being devalued with markdowns prior to the sale of the merchandise. The areas requiring significant management judgment include (1) setting the original retail value for the merchandise held for sale, (2) recognizing merchandise for which the customer’s perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value, and (3) estimating the shrinkage that has occurred through theft during the period between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include (1) setting original retail values for merchandise held for sale at too high a level, (2) failure to identify a decline in perceived value of inventories and process the appropriate retail value markdowns, and (3) overly optimistic or overly conservative shrinkage estimates. The Company believes it has the appropriate merchandise valuation and pricing controls in place to minimize the risk that its inventory values would be materially under or overvalued.

Credit Card Income and Expenses. The carrying value of the Company’s retained interest in credit card receivables requires a substantial amount of management judgment and estimates. At the time credit card receivables are sold to third-party investors through the securitization program, generally accepted accounting principles require that the Company recognize a gain or loss equal to the excess of the estimated fair value of the consideration to be received from the individual interest sold over the cost of the receivables sold. As the receivables are collected, the estimated gains and losses are reconciled to the actual gains and losses. Given that the Company generates credit card receivables of approximately $3 billion per year and average outstanding sold receivables are generally $1.0 billion to $1.2 billion, a substantial majority of the annual estimated credit gains and losses have been reconciled to actual gains and losses. Only that portion of the gains and losses attributable to the outstanding securitized portfolio at year end remains subject to estimating risk. At February 2, 2002, the net gain recognized within the “Retained Interest in Accounts Receivable” asset was $37.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Determining the fair value of the consideration to be received from the individual interest sold includes estimates of the following amounts associated with the sold portfolio: (1) the gross finance charge income to be generated by the portfolio which requires estimates of payment rates, (2) the portion of the finance charge income to be retained by the third-party investors, (3) bad debts, (4) cost of servicing the portfolio and (5) assumed cash flow discount rates. The notes to the consolidated financial statements reflect the critical estimates and assumptions utilized during the two most recent fiscal years. Items that were considered in making judgments and preparing estimates and factors that can lead to variations in the consolidated financial results are as follows:

  Finance charge income is billed at a contractual rate monthly and warrants little judgment or estimates. The expected credit card customer payment rate is based on historical payment rates weighted to recent payment rate trends. To the extent credit card customers pay off their balances sooner than estimated, this net gain is reduced. Conversely, should the credit card customers pay off balances over a longer period of time, the net gain is increased.

  The portion of finance charge income to be retained by the third-party investors is estimated using the fixed interest rates in place and estimated floating interest rates over the estimated life of the portfolio. To the extent floating interest rates increase beyond the increase imbedded in the estimates, the net gain will be reduced. To the extent floating interest rates do not increase to the level imbedded in the estimates, the net gain will be increased.

  Bad debts expected from the sold portfolio are based on historical write-off rates, weighted to recent write-off trends and increased or decreased to reflect management’s outlook for trends to develop over the next 12 to 24 months. To the extent there are positive or negative factors on the credit card customers’ ability or intent to pay off the outstanding balance (e.g. unemployment rates, level of consumer debt, bankruptcy legislation), the actual bad debt to be realized could exceed or be less than the amount estimated. Bad debts in excess of those imbedded in the estimates reduce the net gain. Conversely, bad debts less than those imbedded increase the net gain.

  Delinquent accounts are written off automatically after the passage of seven months without receiving a monthly payment equal to 80% of the minimum contractual payment. Minimum monthly contractual payments range from 5% to 10%. Accounts are written off sooner in the event of customer bankruptcy, customer death or fraud.

  The cost of servicing the portfolio is estimated using our historical operating costs. This estimate is subject to minimal risk of deviation.

  The assumed cash flow discount rates are based on the weighted average cost of debt and are subject to typical interest rate volatility in the debt markets.

The most sensitive assumptions in calculating the gain on sold receivables are the credit card customers’ payment rate, the estimate for bad debts and the assumed cash flow discount rates.

Depreciation and Recoverability of Capital Assets. Approximately 57% of the Company’s assets at February 2, 2002 are represented by investments in Property and Equipment and Goodwill and Intangible Assets. Determining appropriate depreciable lives and reasonable assumptions for use in evaluating the carrying value of capital assets requires judgments and estimates.

  The Company utilizes the straight-line depreciation method and a variety of depreciable lives. Land is not depreciated. Buildings and improvements are depreciated over 20 to 40 years. Store fixtures are depreciated over 10 years.
  Equipment utilized in stores (e.g., escalators) and in support areas (e.g., distribution centers, technology) and fixtures in support areas are depreciated over 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or their related lease terms, generally ranging from 10 to 20 years. Internally generated computer software is amortized over 3 to 10 years. Generally, no estimated salvage value at the end of the useful life of the assets is considered.

MANAGEMENT’S DISCUSSION AND ANALYSIS

  To the extent the Company remodels or otherwise replaces or disposes of property and equipment prior to the end of their assigned depreciable lives, the Company could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is being realized. The Company reassesses the depreciable lives in an effort to reduce the risk of significant losses or gains at disposition and utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans.

  Recoverability of the carrying value of store assets is assessed upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing) and absent certain events, annually. The recoverability assessment requires judgment and estimates for future store generated cash flows. The underlying estimates for cash flows include estimates for future sales, gross margin rates, inflation and store expense increases and decreases. During 2001, the Company recorded $7.3 million in impairment charges associated with stores in which the estimated cash flows would not recover the carrying value of the store assets. There are other stores in which current cash flows are not adequate to recover the carrying value of the store assets. However, the Company believes that estimated sales growth and gross margin improvement will enhance the cash flows of these stores such that the carrying value of the store assets will be recovered. Generally these stores were recently opened and require a two to five year period to develop the customer base to attain the required cash flows. To the extent management’s estimates for sales growth and gross margin improvement are not realized, future annual assessments could result in impairment charges.

Income Taxes. The majority of the Company’s deferred tax assets at February 2, 2002 consists of net operating loss carryforwards that will expire between 2005 and 2018. The Company believes that it will be profitable during the periods 2002 through 2018, allowing it to sufficiently utilize the benefit of the net operating loss carryforwards.

The Company is routinely under audit by federal, state or local authorities in the areas of income taxes and the remittance of sales and use taxes. These audits include questioning the timing and amount of deductions, the allocation of income among various tax jurisdictions and compliance with federal, state and local tax laws. In evaluating the exposure associated with various tax filing positions, the Company often accrues charges for probable exposures. Based on annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period may be materially impacted. At February 2, 2002, two of the Company’s four open tax years were undergoing examination by the Internal Revenue Service.

Inflation and Deflation

Inflation and deflation affect the costs incurred by the Company in its purchase of merchandise and in certain components of its SG&A expenses. The Company attempts to offset the effects of inflation, which has occurred in recent years in SG&A expenses, through price increases and control of expenses, although the Company’s ability to increase prices is limited by competitive factors in its markets. The Company attempts to offset the effects of merchandise deflation, which has occurred in recent years, through control of expenses.

Seasonality

The Company’s business, like that of most retailers, is subject to seasonal influences, with a significant portion of net sales and net income realized during the fall season, which includes the fourth quarter Christmas selling season. In light of these patterns, SG&A expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last two quarters of each year. The increases in working capital needs during the fall season have typically been financed with cash flow from operations, borrowings under the Company’s revolving credit agreement and cash provided from maintaining a proprietary credit card securitization program. Generally, more than 30% of the Company’s net sales and more than 50% of net income are generated during the fourth fiscal quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

New Accounting Pronouncements

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, became effective for the Company in the first quarter of 2001. Under SFAS 133, all derivative instruments are recognized in the balance sheet at fair value, and changes in fair value of the effective portion of cash flow hedges are included in other comprehensive income as a component of shareholders’ equity. Changes in the fair value of the non cash flow hedges and the ineffective portion of cash flow hedges are recognized immediately in earnings. The adoption of this standard had no material impact on the Company’s financial position or results of operations.

SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of SFAS No. 125,” became effective for the Company in the first quarter of 2001. The standard introduced disclosures, which the Company adopted in 2000 and are presented in Note 3 of the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which replaced APB Opinion No. 16 and disallowed the future use of the pooling-of-interests method of accounting for business combinations. This standard is effective for all business combinations occurring after June 30, 2001.

In June 2001, the FASB also issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which superseded APB Opinion No. 17 and revised the financial accounting and reporting for goodwill and intangible assets. Among the revisions and guidance set forth in SFAS No. 142 are the discontinuation of the amortization of goodwill and certain intangible assets, periodic testing (at least annually) for the impairment of goodwill and intangible assets at the reporting unit level, and additional financial statement disclosures. This standard will be effective for the Company in the first quarter of 2002. The Company anticipates a one-time charge of approximately $46 million, before and after income taxes, in the first quarter of 2002 related to the goodwill of SFAE. This charge is reflective of the cumulative effect of adopting the accounting principle following sequential periods of poor operating income and reduced market values for luxury retailers. Additionally, annual amortization charges of goodwill of approximately $13 million will cease.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaced SFAS No. 121 and replaced certain provisions of APB Opinion No. 30. This standard reemphasizes significant issues addressed by SFAS 121 related to the recognition and measurement of the impairment of long-lived assets, whether held and used or to be disposed of by sale. This standard also extends the provisions of APB 30 regarding the reporting of discontinued operations, separate from continuing operations, to include “a component of an entity” that has either been disposed or is held for sale. This standard will be effective for the Company in the first quarter of 2002. The Company is in the process of determining the impact that this standard will have on its consolidated financial statements. It is not expected that the standard will have a significant impact on the consolidated financial position or results from operations. However, the standard may affect the presentation of income and expenses associated with closed or disposed stores.

Related Party Transactions

During 2001, the Company engaged the services of a law firm and an energy management consulting firm, each of whose principals include family members of certain executive officers. Fees paid to these firms were at market rates and aggregated approximately $0.4 million in 2001. The Company leases one store location from a partnership in which one of the Company’s Directors serves as the 1.5% general partner. Rents associated with this store are approximately $0.7 million annually. The Company has also loaned amounts aggregating less than $2 million to certain executive officers as a component of the Company’s compensation programs. The Company does not believe these services, fees and loans are material to the consolidated financial position or results from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Information

Certain information presented in this report addresses future results or expectations and is considered “forward-looking” information within the definition of the Federal securities laws. Forward-looking statements can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” “attempts,” “seeks” and “point.” The forward-looking information is premised on many factors. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.

The forward-looking information and statements are based on a series of projections and estimates that involve risks and uncertainties. Potential risks and uncertainties include such factors as: the level of consumer spending for apparel and other merchandise carried by the Company and its ability to respond quickly to consumer trends; adequate and stable sources of merchandise; the competitive pricing environment within the department and specialty store industries as well as other retail channels; favorable customer response to planned changes in customer service formats; the effectiveness of planned advertising, marketing and promotional campaigns; favorable customer response to increased relationship marketing efforts and proprietary credit card loyalty programs; appropriate inventory management; reduction of corporate overhead; effective operations of NBGL’s credit card operations; and changes in interest rates. For additional information regarding these and other risk factors, please refer to Exhibit 99.1 of the Company’s Form 10-K for the year ended February 2, 2002 filed with the Securities and Exchange Commission, which may be accessed via EDGAR through the Internet at www.sec.gov.

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

Quantitative and Qualitative Disclosures About Market Risk

The Company’s exposure to market risk primarily arises from changes in interest rates. The effects of changes in interest rates on earnings generally have been small relative to other factors that also affect earnings, such as sales and operating margins. The Company seeks to manage exposure to adverse interest rate changes through its normal operating and financing activities and, if appropriate, through the use of derivative financial instruments. Although the Company maintains no derivative financial instruments at February 2, 2002, such instruments can be used as part of an overall risk management program in order to manage the costs and risks associated with various financial exposures. The Company does not enter into derivative instruments for trading purposes, as clearly defined in its risk management policies.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME

	Year Ended

	February 2,	February 3,	January 29,
(In Thousands, except per share amounts)	2002	2001	2000

Net Sales	$6,070,568	$6,581,236	$6,434,167
Cost of sales	3,960,129	4,211,707	4,028,779

Gross margin	2,110,439	2,369,529	2,405,388
Selling, general and administrative expenses	1,389,287	1,433,357	1,359,386
Other operating expenses
Property and equipment rentals	200,932	196,813	187,829
Depreciation and amortization	219,773	214,099	178,775
Taxes other than income taxes	156,788	163,745	155,724
Store pre-opening costs	5,130	6,196	13,342
Losses from long-lived assets	32,621	73,572	12,547
Integration charges	1,539	19,886	35,660
Year 2000 expenses	--	--	5,917

Operating Income	104,369	261,861	456,208
Interest expense	(131,039)	(149,995)	(138,968)
Other income (expense), net	1,083	3,733	140

Income before Income Taxes and Extraordinary Items	(25,587)	115,599	317,380
Provision (benefit) for income taxes	(9,851)	40,383	118,476

Income before Extraordinary Items	(15,736)	75,216	198,904
Extraordinary gain (loss) on early extinguishment of debt, net of taxes	16,058	--	(9,261)

Net Income	$322	$75,216	$189,643

Earnings per common share:
Basic earnings per common share before extraordinary items	$(0.11)	$0.53	$1.38
Extraordinary gain (loss)	0.11	--	(0.06)

Basic earnings per common share	$0.00	$0.53	$1.32

Diluted earnings per common share before extraordinary items	$(0.11)	$0.53	$1.36
Extraordinary gain (loss)	0.11	--	(0.06)

Diluted earnings per common share	$0.00	$0.53	$1.30

Weighted average common shares:
Basic	141,988	141,656	144,174
Diluted	141,988	142,718	146,056

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	February 2,	February 3,
(In Thousands)	2002	2001

Assets
Current Assets
Cash and cash equivalents	$99,102	$64,660
Retained interest in accounts receivable	239,420	220,809
Merchandise inventories	1,295,878	1,522,203
Other current assets	74,960	69,378
Deferred income taxes, net	60,569	39,188

Total Current Assets	1,769,929	1,916,238

Property and Equipment, net of depreciation	2,246,818	2,390,850
Goodwill and Intangibles, net of amortization	360,580	511,333
Deferred Income Taxes, net	173,077	178,118
Other Assets	45,117	54,072

Total Assets	$4,595,521	$5,050,611

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$282,750	$319,537
Accrued expenses	386,600	400,235
Accrued compensation and related items	65,083	59,975
Sales taxes payable	47,284	44,885
Current portion of long-term debt	5,061	5,650

Total Current Liabilities	786,778	830,282

Long-Term Debt	1,356,580	1,801,657
Other Long-Term Liabilities	180,726	124,843

Commitments and Contingencies

Shareholders’ Equity
Common stock	14,399	14,313
Additional paid-in capital	2,119,343	2,115,091
Accumulated other comprehensive loss	(28,904)	(1,852)
Retained earnings	166,599	166,277

Total Shareholders’ Equity	2,271,437	2,293,829

Total Liabilities and Shareholders’ Equity	$4,595,521	$5,050,611

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity

Balance at January 30, 1999	144,010	$14,401	$2,099,243	$(98,582)	$(7,487)	$2,007,575
Net income				189,643		189,643
Change in minimum pension liability					7,487	7,487

Comprehensive income						197,130
Issuance of common stock	809	80	15,932			16,012
Income tax benefits related to
employee stock plans			4,942			4,942
Decrease in tax valuation allowance			16,000			16,000
Repurchase of common stock	(2,004)	(200)	(33,116)			(33,316)

Balance at January 29, 2000	142,815	14,281	2,103,001	91,061	--	2,208,343
Net income				75,216		75,216
Change in minimum pension liability					(1,852)	(1,852)

Comprehensive income						73,364
Issuance of common stock	1,715	172	17,296			17,468
Income tax expense related to
employee stock plans			(1,323)			(1,323)
Decrease in tax valuation allowance			15,405			15,405
Net activity under stock	644	64	5,518			5,582
compensation plans
Repurchase of common stock	(2,041)	(204)	(24,806)			(25,010)

Balance at February 3, 2001	143,133	14,313	2,115,091	166,277	(1,852)	2,293,829
Net income				322		322
Change in minimum pension liability					(27,052)	(27,052)

Comprehensive income (loss)						(26,730)
Issuance of common stock	524	52	3,329			3,381
Income tax expense related to
employee stock plans			(1,639)			(1,639)
Net activity under stock
compensation plans	792	80	6,102			6,182
Repurchase of common stock	(460)	(46)	(3,540)			(3,586)

Balance at February 2, 2002	143,989	$14,399	$2,119,343	$166,599	$(28,904)	$2,271,437

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended

	February 2,	February 3,	January 29,
(In Thousands)	2002	2001	200

Operating Activities
Net income	$322	$75,216	$189,643
Adjustments to reconcile net income to net cash
provided by operating activities:
Extraordinary (gain) loss on extinguishment of debt	(16,058)	--	7,310
Depreciation and amortization	219,773	214,099	178,775
Provision for employee stock compensation	6,182	5,582	7,736
Deferred income taxes	1,065	73,671	69,595
Losses from long-lived assets	32,621	73,572	12,547
Changes in operating assets and liabilities:
Retained interest in accounts receivable	(18,611)	4,491	(42,538)
Merchandise inventories	189,266	(29,428)	(101,848)
Other current assets	(26,811)	14,234	3,346
Accounts payable and accrued liabilities	(41,881)	48,063	(108,395)
Other operating assets and liabilities	28,104	5,952	(6,423)

Net Cash Provided by Operating Activities	373,972	485,452	209,748

Investing Activities
Purchases of property and equipment	(219,838)	(274,852)	(430,348)
Proceeds from sale of stores and property and equipment	305,441	26,107	22,514

Net Cash Provided by (Used in) Investing Activities	85,603	(248,745)	(407,834)

Financing Activities
Payments on long-term debt	(422,829)	(8,267)	(252,345)
Net borrowings (repayments) under revolving credit agreement	--	(159,000)	(449,000)
Proceeds from long-term debt	--	--	550,000
Change in cash held in escrow for debt redemption	--	--	363,753
Purchases and retirements of common stock	(3,586)	(25,010)	(33,316)
Proceeds from issuance of stock	1,282	670	5,802

Net Cash (Used in) Provided by Financing Activities	(425,133)	(191,607)	184,894

Increase (Decrease) in Cash and Cash Equivalents	34,442	45,100	(13,192)
Cash and Cash Equivalents at Beginning of Year	64,660	19,560	32,752

Cash and Cash Equivalents at End of Year	$99,102	$64,660	$19,560

Non-cash investing and financing activities are further described in the accompanying notes. The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

Note 1. Organization

Saks Incorporated (hereinafter the “Company”) is a national retailer currently operating through subsidiaries luxury and traditional department stores. The Company operates the Saks Department Store Group (“SDSG”), which consists of stores operated under the following nameplates: Proffitt’s, McRae’s, Younkers, Parisian, Herberger’s, Carson Pirie Scott (“Carson’s”), Bergner’s and Boston Store. The Company also operates Saks Fifth Avenue Enterprises (“SFAE”), which consists of Saks Fifth Avenue stores and Saks Off 5th stores.

Note 2 . Summary of Significant Accounting Policies

GENERAL

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

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated.

In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported consolidated financial statements to conform to the presentation in the current period. These reclassifications have no effect on previously reported total assets, shareholders’ equity, net income or cash flows.

The Company‘s fiscal year ends on the Saturday closest to January 31. Fiscal year 2001 (“2001”) contained 52 weeks and ended on February 2, 2002. Fiscal year 2000 (“2000”) contained 53 weeks and ended on February 3, 2001. Fiscal year 1999 (“1999”) contained 52 weeks and ended on January 29, 2000.

NET SALES

Net sales include sales of merchandise (net of returns and exclusive of sales taxes), commissions from leased departments and shipping and handling revenues related to merchandise sold.

Revenues from shipping and handling included in net sales were $8,572 in 2001, $10,597 in 2000 and $10,348 in 1999. Commissions from leased departments were $40,988, $41,260 and $36,665 in 2001, 2000 and 1999, respectively. Leased department sales were $276,164 in 2001, $277,050 in 2000 and $244,806 in 1999 and were excluded from net sales.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily consists of cash on hand in the stores, deposits with banks and investments with banks and financial institutions that have original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value. Restricted cash associated with the accounts receivable securitization program is included in “Retained Interest in Accounts Receivable.” This restricted cash is comprised of lockbox receipts of proprietary credit card payments and finance charge collections held in a trust.

RETAINED INTEREST IN ACCOUNTS RECEIVABLE

Receivables generated from the sale of merchandise using the Company’s proprietary credit cards are securitized through the sale of an undivided interest to third-party investors for a portion of the receivables portfolio. A gain or loss is recorded equal to the excess or deficiency of the estimated fair value of the consideration to be received over the cost of the receivables sold. The Company estimates fair value based on the present value of expected future cash flows determined using management‘s best estimates of portfolio yield, credit losses, payment rates and the weighted average cost of funding. The carrying value of the Company‘s retained interest approximates fair value, and the Company retains the servicing rights to all receivables sold.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

MERCHANDISE INVENTORIES AND COST OF SALES

Merchandise inventories are valued by the retail method and are stated at the lower of cost (last-in, first-out [“LIFO”]) or market and include freight and certain buying and distribution costs. The Company also takes markdowns related to slow moving inventory, ensuring the appropriate inventory valuation. At February 2, 2002 and February 3, 2001, the LIFO value of inventories exceeded market value and, as a result, inventory was stated at the lower market amount.

Consignment merchandise on hand of $110,567 and $99,737 at February 2, 2002 and February 3, 2001, respectively, is not reflected in the consolidated balance sheets.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses are comprised principally of the costs related to employee compensation and benefits in the selling and administrative support areas, advertising, certain store and headquarters occupancy, operating and maintenance costs (exclusive of rent, depreciation, and property taxes), insurance programs, telecommunications, and other operating expenses not specifically categorized elsewhere in the consolidated statements of income. The Company receives allowances from merchandise vendors in conjunction with incentive compensation programs for employees who sell the vendors’ merchandise. These allowances are netted against the related compensation expense.

Direct response advertising relates primarily to the production and distribution of merchandise catalogs and is amortized over the estimated life of the catalog, which generally does not exceed eight weeks. Unamortized direct response advertising amounts included in other current assets in the consolidated balance sheets at February 2, 2002 and February 3, 2001 were $3,268 and $7,951, respectively. All other advertising and sales promotion costs are expensed in the period incurred.

Consistent with industry practice, the Company and certain of its merchandise vendors jointly produce and distribute print and television media. Gross expenditures for such advertising is reduced by the portion funded by the vendor, and the net advertising expense is included in selling, general and administrative expenses. Net advertising expenses were $195,765, $222,020 and $220,303 in 2001, 2000 and 1999, respectively.

STORE PRE-OPENING COSTS

Store pre-opening costs primarily consist of payroll and related media costs incurred in connection with new store openings and are expensed when incurred.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost less accumulated depreciation. Capital expenditures are reduced when the Company receives cash and allowances from merchandise vendors to fund the construction of vendor shops and cash from developers to fund building improvements. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 20 to 40 years while fixtures and equipment are primarily depreciated over 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or their related lease terms, generally ranging from 10 to 20 years. Costs incurred for the development of internal computer software are capitalized and amortized using the straight-line method over 3 to 10 years. Costs incurred in the discovery and post-implementation stages of obtaining internal computer software are expensed as incurred.

At each balance sheet date and as changes in circumstances arise, the Company evaluates the recoverability of its property and equipment based upon the utilization of the assets and expected future cash flows in accordance with SFAS No. 121, “Impairment of Long-lived Assets.” Write-downs associated with the evaluation and any gains or losses on the sale of assets recorded at the time of disposition are reflected in “Losses from Long-lived Assets.”

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

GOODWILL AND INTANGIBLES

The Company has allocated the purchase price of purchase transactions first to identifiable tangible assets and liabilities based on estimates of their fair value, with the remainder allocated to intangible assets and goodwill. Amortization of goodwill and intangibles is provided on a straight-line basis over the estimated useful lives of the various intangible assets ranging from 5 to 40 years. The Company recognized amortization expense of $13,084, $19,659, and $17,593 in 2001, 2000, and 1999, respectively. As of February 2, 2002 and February 3, 2001, the accumulated amortization of goodwill and intangible assets was $74,529 and $76,322, respectively.

At each balance sheet date or as changes in circumstances arise, the Company evaluates the recoverability of goodwill and intangible assets based upon utilization of the assets and expected future cash flows. In 2001 and 2000, the Company recorded charges of approximately $18,000 and $42,000, respectively, related to dispositions and impairments of goodwill and intangibles which are included in “Losses from Long-Lived Assets” in the consolidated statements of income. The 2001 charges primarily relate to the write-off of Saks Direct goodwill and intangible assets resulting from the reorganization of that business. The 2000 charges primarily relate to the write-down of goodwill associated with the sale of nine SDSG stores.

In the first quarter of 2002, the Company will adopt SFAS No. 142, “Goodwill and Other Intangible Assets,” which revised the financial accounting and reporting for goodwill and intangible assets. The Company will have two reporting units, SDSG and SFAE, for purposes of measuring recoverability of goodwill. The Company anticipates a one-time charge of approximately $46,000 related to the goodwill of SFAE and representing the cumulative effect of adopting the accounting standard.

DERIVATIVES

The Company uses financial derivatives only to manage its costs and risks in conjunction with specific business transactions.

Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” all derivative instruments are recognized on the balance sheet at fair value, and changes in fair value of the effective portion of cash flow hedges are included in other comprehensive income as a component of shareholders’ equity. Changes in the fair value of the non cash flow hedges and the ineffective portion of cash-flow hedges are recognized immediately in earnings. This standard became effective in the first quarter of 2001, and the adoption of this standard had no material impact on the Company’s financial position or results of operations.

There were no derivative instruments held by the Company at February 2, 2002. However, during 2001, the Company entered into a commodity management agreement with Enron Energy Services that served to hedge certain of the Company’s exposures to energy price volatility. Upon Enron’s bankruptcy filing in the fourth quarter of 2001, the Company terminated the agreement.

At February 3, 2001, the Company maintained one interest rate swap agreement used to convert a portion of its fixed rate senior notes to variable rate debt. During 2001, the Company terminated this agreement in conjunction with the retirement of the underlying debt.

STOCK-BASED COMPENSATION PLANS

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method. Compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. Pro forma disclosures of net income and earnings per share are presented in Note 10, as if the fair value method had been applied.

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

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

EARNINGS PER SHARE

Basic earnings per share (“EPS”) have been computed based on the weighted average number of common shares outstanding.

		2001			2000			1999

			Per			Per			Per
	Income		Share			Share			Share
	(Loss)	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount

Basic EPS –
Income (loss) before
extraordinary items	$(15,736)	141,988	$(0.11)	$75,216	141,656	$0.53	$198,904	144,174	$1.38

Effect of dilutive stock
options		--			1,062			1,882

Diluted EPS –
Income (loss) before
extraordinary items	$(15,736)	141,988	$(0.11)	$75,216	142,718	$0.53	$198,904	146,056	$1.36

The Company had 2,510 of dilutive shares for 2001 that were not included in the computation of EPS because the Company had an operating loss.

Additionally, the Company had 27,051, 14,910 and 9,181 options to purchase shares of common stock outstanding at 2001, 2000 and 1999, respectively, that were not included in the computation of diluted EPS because the exercise price of the options was greater than the market price of the common shares. At February 2, 2002, these options had exercise prices ranging from $9.21 to $48.78 per share. If the market price becomes greater than the exercise price, these options will be dilutive and the treasury stock method will be applied to determine the number of dilutive shares.

Note 3. Accounts Receivable Securitizations

The Company’s proprietary credit cards are issued by National Bank of the Great Lakes (“NBGL”), a wholly owned subsidiary. Receivables generated from the sale of merchandise on these credit cards are sold by NBGL to another wholly owned subsidiary, Saks Credit Corporation (“SCC”). SCC transfers the receivables to a trust and sells certificates representing an undivided beneficial interest in the pool of receivables held in the trust to third-party investors. While the certificates effectively represent an ownership in a stated amount of cash generated by the credit card receivables, the Company has access to the cash generated by the receivables, prior to maturity, after allocating cash to investors representing a portion of finance charge income. The certificates mature at the dates indicated in the following table subject to certain terms and conditions. The most significant terms and conditions include: a limitation on sold certificates (approximately 85% to 90% of the pool of receivables), a minimum net yield on the portfolio, a minimum customer payment rate and, for the variable certificate only, a minimum fixed charge ratio of 1 to 1 if and when availability under the Company’s revolving credit agreement decreases to less than $100 million. Noncompliance with the terms and conditions could result in acceleration of the maturity dates. Upon maturity, the certificate owners receive a pro-rata portion of all cash generated by the pool of receivables until which time the ownership interest is satisfied, after which the Company receives cash generated to recover its residual ownership interest. The Company’s and the certificate holders’ owned interest in the receivables at February 2, 2002 and February 3, 2001, are as follows:

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

	February 2,	February 3,
	2002	2001

Amount of receivables securitized	$1,295,608	$1,365,269
Amounts sold to third-party investors	(1,147,731)	(1,212,032)

Retained interest in amount of receivables securitized	147,877	153,237
Restricted cash associated with securitization	34,482	27,551
Fair value of retained interest in amounts sold to third-party investors	37,728	31,123
Receivables not securitized	19,333	8,898

Retained interest in accounts receivable	$239,420	$220,809

The Company has the ability to issue certificates of beneficial interest in fixed or variable denominations with fixed or variable implicit discount rates. At February 2, 2002, the Company had available the following funding sources:

	Amount
	Outstanding	Average
	February 2,	Outstanding	Maturity
Funding Capacity	2002	During 2001	Date

Fixed amount	$355,675	$355,675	July 2002
Fixed amount	180,000	180,000	August 2002
Fixed amount	41,000	41,000	September 2002
Fixed amount	434,250	434,250	July 2006
Variable amount up to $315,000	136,806	187,431	November 2002

	$1,147,731	$1,198,356

While the Company has no obligations to reimburse the trust or investors for credit losses, the Company is obligated to repurchase receivables related to customer credits such as merchandise returns and other receivables defects.

Income, losses and expenses associated with the credit card receivables are included in selling, general and administrative expenses. For 2001, 2000 and 1999, these amounts are as follows:

	2001	2000	1999

Finance charge income and fees	$268,005	$269,812	$246,914
Securitization gains	6,247	6,972	19,456
Finance charge income and fees retained by certificate holders	(52,020)	(77,119)	(65,156)

Bad debt expense:
Write-offs, net of recoveries, including fraud	(81,957)	(81,451)	(69,656)
Change in the allowance for bad debts	3,560	13,197	4,248

	(78,397)	(68,254)	(65,408)
Net credit card contribution before operating and marketing expenses,
overhead and other financing costs	$143,835	$131,411	$135,806

Gains are recorded at the time of the sale equal to the excess of the fair value of the receivables sold over the cost of the receivables sold. Cash associated with the gains is realized as the underlying credit card receivables are paid down.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

The Company’s assumptions in measuring the retained interests in accounts receivable as of and for the year ended February 2, 2002 and the sensitivity of the fair value to immediate 10% and 20% adverse changes in those assumptions are as follows:

		Fair Value	Fair Value
		Impact of	Impact of
		10% Adverse	20% Adverse
	Assumption	Change	Change

Weighted average interest rates applied to credit card balances	21.1%	$(11.4)	$(23.0)
Weighted average payment rate	14.4%	$(7.3)	$(13.6)
Credit losses expected from the February 2, 2002 principal
amount of receivables sold	3.4%	$(4.2)	$(8.5)
Weighted average cost of funding	4.2%	$(2.0)	$(3.9)

These sensitivities are hypothetical and should be used with caution. The effect of an adverse change in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might alter the reported sensitivities. Outstanding delinquencies associated with principal amounts of securitized receivables were $38,623 or 2.9% and $37,637 or 2.7% at February 2, 2002 and February 3, 2001, respectively.

The table below summarizes cash flow movements between the credit card trusts and the Company for 2001 and 2000.

	2001	2000

Net proceeds from new securitizations	$434,250	$137,053
Proceeds from collections reinvested in previous securitizations	$3,064,844	$3,185,769
Trust principal payments on previous securitizations	$(498,552)	$(93,000)
Interest received on retained interests	$931	$2,251
Interest paid to third-party interests in credit card related trusts	$54,130	$78,293

While the Company’s store locations are distributed across 39 states, there are concentrations of related credit card receivables in certain geographic areas as illustrated below:

Gross
Receivables

Illinois	16.8%
Alabama	11.3%
Mississippi	6.1%
Wisconsin	5.8%
Florida	5.8%
New York	5.3%
California	5.0%
Other states, individually less than 5%	43.9%

100.0%

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

Note 4. Property and Equipment
A summary of property and equipment is as follows:

	February 2,	February 3,
	2002	2001

Land and land improvements	$271,686	$290,298
Buildings	997,353	1,020,455
Leasehold improvements	594,733	587,368
Fixtures and equipment	1,385,548	1,375,069
Construction in progress	34,565	38,083

	3,283,885	3,311,273
Accumulated depreciation	(1,037,067)	(922,403)

	2,246,818	2,388,870
Property held for sale, net of accumulated depreciation	--	1,980

	$2,246,818	$2,390,850

For 2001 and 2000, the Company recognized charges related to property and equipment of approximately $15,000 and $31,000, respectively, that are included in losses from long-lived assets in the accompanying consolidated statements of income. The 2001 charges primarily relate to the write-off of fixed assets associated with the reorganization of Saks Direct and impairment charges taken on underproductive or closed store locations. The 2000 charges relate to impairment charges on computer software and underproductive stores. These underproductive stores, at both SDSG and SFAE, had estimated future cash flows that were not in excess of their carrying values.

During March 2001, the Company completed the sale of nine SDSG stores to the May Department Stores Company for an aggregate purchase price of approximately $308,000. The transaction included the sale of real and personal property, along with certain merchandise inventory and customer accounts receivable. Based upon its most recent analyses at February 2, 2002, the Company believes that no additional impairment of property and equipment currently exists, other than that which has been reflected in the consolidated statements of income.

In the first quarter of 2002, the Company will adopt SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” which replaced SFAS No. 121, and replaced certain provisions of APB Opinion No. 30. This standard reemphasizes significant issues addressed by SFAS 121 related to the recognition and measurement of the impairment of long-lived assets, whether held and used or to be disposed of by sale. This standard also extends the provisions of APB 30 regarding the reporting of discontinued operations, separate from continuing operations, to include “a component of an entity” that has either been disposed or is held for sale. This standard will be effective for the Company in the first quarter of 2002. The Company is in the process of ascertaining the impact that this standard will have on its consolidated financial statements. It is not expected that the standard will have a significant impact on assets, shareholders’ equity or net income. However, the standard may impact the presentation of income and expenses associated with closed or disposed stores.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except per share amounts)

Note 5. Income Taxes
The components of income tax expense are as follows:
	2001	2000	1999

Current:
Federal	$(2,672)	$(34,871)	$42,278
State	1,808	1,583	678

	(864)	(33,288)	42,956
Deferred:
Federal	7,289	73,833	61,035
State	(6,224)	(162)	8,560

	1,065	73,671	69,595

Total expense	$201	$40,383	$112,551

The tax effect for extraordinary gains and losses on early extinguishment of debt was a provision of $10,052 for 2001 and a benefit of $5,925 for 1999.

Components of the net deferred tax asset or liability recognized in the consolidated balance sheets are as follows:

	February 2,	February 3,
	2002	2001

Current:
Deferred tax assets:
Accrued expenses	$47,492	$50,627
AMT credit	5,794	3,329
NOL carryforwards	32,999	32,999
Deferred tax liabilities:
Retained interest in accounts receivable	(21,804)	(18,959)
Inventory	(3,912)	(27,443)
Other	--	(1,365)

Net current deferred tax asset	$60,569	$39,188

Non-current:
Deferred tax assets:
Capital leases	$23,076	$20,696
Other long-term liabilities	73,998	33,609
NOL carryforwards	225,298	248,486
Deferred tax liabilities:
Property and equipment	(139,937)	(91,259)
Other assets	(9,358)	(33,414)

Net noncurrent deferred tax asset	$173,077	$178,118

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

At February 2, 2002, the Company had $622,503 and $1,010,460 of federal and state tax net operating loss carryforwards (“NOLs”), respectively. The carryforwards will expire between 2005 and 2018. The future utilization of the federal carry-forwards is restricted under federal income tax change-in-ownership rules. The Company believes it will be profitable during periods from 2002 through 2018 sufficiently to utilize the benefit of the NOLs, and it is more likely than not that the benefit of the net deferred tax assets will be realized.

A valuation allowance attributable to Carson‘s losses and tax basis differences was reduced by $15,405 for 2000 and $16,000 for 1999, based on management‘s reassessment of the realizability of the related deferred tax asset in future years. The tax benefit resulting from the reduction in the valuation allowance was credited directly to shareholders‘ equity given that the NOLs relate to Carson’s 1991 bankruptcy.

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference are as follows:

	2001	2000	1999

Expected income taxes at 35%	$183	$40,460	$105,768
State income taxes, net of federal benefit	(3,829)	2,848	6,100
Nondeductible merger related costs	--	(1,694)	(1,837)
Amortization of nondeductible goodwill	3,297	3,755	3,656
Other items, net (includes nontaxable gain in 2000)	550	(4,986)	(1,136)

Provision for income taxes	$201	$40,383	$112,551

The Company made income tax payments, net of refunds received, of $319 and $4,691 during 2001 and 2000, respectively, and received net tax refunds of $14,007 in 1999.

Note 6. Long-Term Debt
A summary of long-term debt is as follows:
	February 2,	February 3,
	2002	2001

Notes 7.25%, maturing 2004	$73,613	$350,000
Notes 7.00%, maturing 2004	93,286	350,000
Notes 8.25%, maturing 2008	451,550	500,000
Notes 7.50%, maturing 2010	250,000	250,000
Notes 9.875%, maturing 2011	141,557	--
Notes 7.375%, maturing 2019	200,000	200,000
Revolving credit agreement	--	--
Real estate and mortgage notes	7,819	8,632
Capital lease obligations	143,816	148,675

	1,361,641	1,807,307
Current portion	(5,061)	(5,650)

	$1,356,580	$1,801,657

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

REVOLVING CREDIT AGREEMENT

During 2001, the Company replaced its $750,000 revolving credit agreement scheduled to mature in September 2003 with a new revolving credit agreement providing for borrowings and issuance of letters of credit up to $700,000 that will mature in November 2006. Borrowings under the new agreement are secured by substantially all of the Company’s merchandise inventories and the capital stock of most of the Company’s subsidiaries. Borrowings are limited to the lower of $700,000 or a prescribed percentage of eligible inventories. At February 2, 2002 the carrying amount of inventories securing the credit agreement was $1,202,206, and the prescribed percentage of eligible inventories exceeded the $700,000 credit limit by $117,456.

During periods in which availability under the agreement exceeds $100,000, the Company is not subject to financial covenants. If and when availability under the agreement decreases to less than $100,000, the Company will be subject to a minimum fixed charge coverage ratio of 1 to 1. There is no debt rating trigger. During 2001, weighted average borrowings and letters of credit issued under this credit agreement and its predecessor were $131,815. The highest amount outstanding under the agreement during 2001 was $385,648 in October 2001 and was principally related to the funding of seasonal working capital needs. Borrowings bear interest at LIBOR plus a percentage ranging from 2.00% to 3.00% or at a bank’s base rate plus a percentage ranging from .50% to 1.50%.

The Company routinely issues stand-by and documentary letters of credit for purposes of securing foreign sourced merchandise, certain equipment leases, certain insurance programs and other contingent liabilities. Outstanding letters of credit serve to reduce availability under the revolving line of credit. During 2001, the maximum amount of letters of credit outstanding at any time was approximately $71,000 (and $46,000 outstanding at February 2, 2002).

SENIOR NOTES

The Company had $1,210,006 of outstanding senior unsecured notes at February 2, 2002. There are no financial covenants associated with these notes, and there are no debt rating triggers. The notes restrict incurring secured debt to (1) the financing associated with proprietary credit card receivables and the $700,000 revolving credit agreement and (2) debt that could be placed on certain property and equipment acquired since 1998.

Certain of the proceeds from the sale of the nine SDSG store locations in March 2001 were used to repurchase $298,410 of senior notes during 2001. The senior notes were repurchased at a discount to the carrying value resulting in an extraordinary gain on extinguishment of debt of $14,417 (net of taxes). During 2001, the Company also exchanged $141,584 of cash and $141,557 of new 9.875% Notes due 2011 for $283,141 of the 2004 Notes. The Company realized a $2,022 (net of taxes) extraordinary gain on this early extinguishment of debt resulting from the termination of an interest rate swap agreement.

OTHER ITEMS

During 1999 and in connection with the 1998 acquisition of Saks Holdings, Inc., the Company completed a repurchase of $235,841 in real estate mortgage debt and reflected an after-tax extraordinary loss of $9,261 associated with the write-off of deferred financing costs.

At February 2, 2002, maturities of long-term debt for the next five years and thereafter are as follows:

Year	Maturities

2002	$5,061
2003	5,310
2004	178,582
2005	5,087
2006	4,788
Thereafter	1,162,813

$1,361,641

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

The Company made interest payments of $130,053, $156,730 and $143,708, of which $4,757, $12,507 and $14,832 was capitalized during 2001, 2000 and 1999, respectively.

Note 7. Commitments and Contingencies

The Company leases certain property and equipment under various non-cancelable capital and operating leases. The leases provide for monthly fixed amount rentals or contingent rentals based upon sales in excess of stated amounts and normally require the Company to pay real estate taxes, insurance, common area maintenance costs and other occupancy costs. Generally, the leases have primary terms ranging from 20 to 30 years and include renewal options ranging from 5 to 20 years.

At February 2, 2002, future minimum rental commitments under capital leases and non-cancelable operating leases consisted of the following:

	Operating	Capital
	Leases	Leases

2002	$131,596	$23,239
2003	129,710	23,041
2004	124,872	23,161
2005	117,835	19,585
2006	107,282	18,871
Thereafter	713,211	274,671

	$1,324,506	$382,568

Amounts representing interest		(238,752)

Capital lease obligations		143,816

Total rental expense for operating leases was $200,932, $196,813 and $187,829 during 2001, 2000 and 1999, respectively, including contingent rents of $24,722, $27,466 and $20,983, respectively, and common area maintenance costs of $25,815, $23,718 and $22,804, respectively.

The Company maintains two operating leases for transportation equipment that provide for a guaranteed residual value aggregating $20,000 upon expiration of the leases in 2004. Management believes that the risk of a material loss on these leases is remote.

The Company has no commitments that are tied to the value of Saks Incorporated’s common stock. The Company has one agreement related to providing security to support prior years’ workers’ compensation obligations, which could require posting a letter of credit for $22,000 upon a reduction in debt ratings.

The Company purchases merchandise under purchase commitments and enters contractual commitments with real estate developers and construction companies for new store construction and store remodeling in the normal course of business. Commitments for purchasing merchandise generally do not extend beyond six months and may be cancelable several weeks prior to the vendor shipping the merchandise. Contractual commitments for the construction and remodeling of stores are typical lump sum or cost plus construction contracts.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

The Company is involved in several legal proceedings arising from its normal business activities, and reserves for such claims have been established where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the Company‘s consolidated financial condition, results of operations or liquidity. The Company is routinely under audit by federal, state or local authorities in the areas of income taxes and the remittance of sales and use taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company often accrues charges for probable exposures. Based on annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period may be materially impacted. At February 2, 2002, two of the Company’s four open tax years were undergoing examination by the Internal Revenue Service.

Note 8. Employee Benefit Plans

EMPLOYEE SAVINGS PLANS

The Company sponsors various qualified savings plans that cover substantially all full-time employees. Company contributions charged to expense under these plans, or similar predecessor plans, for 2001, 2000 and 1999 were $9,800, $9,512 and $9,536, respectively. At February 2, 2002, total invested assets related to the employee savings plans was $466,919, of which approximately 3% was invested in the Company’s stock at the discretion of the participating employees.

DEFINED BENEFIT PLANS

The Company sponsors defined benefit pension plans for many employees of Carson‘s and SFAE. Benefits are principally based upon years of service and compensation prior to retirement. The Company generally funds pension costs currently, subject to regulatory funding limitations.

The components of net periodic pension expense are as follows:

	2001	2000	1999

Net periodic pension expense:
Service cost	$12,992	$12,476	$11,584
Interest cost	22,424	20,895	19,318
Expected return on plan assets	(24,144)	(22,906)	(21,393)
Net amortization and deferral of prior service costs	(542)	(541)	293

Net pension expense	$10,730	$9,924	$9,802

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except per share amounts)

	February 2,	February 3,
	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	$291,040	$271,298
Service cost	12,992	12,476
Interest cost	22,424	20,895
Plan amendment		79
Actuarial loss	26,852	9,255
Benefits paid	(21,129)	(22,963)

Benefit obligation at end of year	$332,179	$291,040

Change in plan assets:
Fair value of plan assets at beginning of year	$267,339	$255,283
Actual return on plan assets	(30,944)	18,368
Employer contributions	1,585	16,651
Benefits paid	(21,129)	(22,963)

Fair value of plan assets at end of year	$216,851	$267,339

Pension plans’ funding status:
Accumulated benefit obligation	$(307,296)	$(268,762)
Effect of projected salary increases	(24,883)	(22,278)

Projected benefit obligation	(332,179)	(291,040)
Fair value of plan assets	216,851	267,339

Funded status	(115,328)	(23,701)
Unrecognized actuarial (gain loss	69,584	(12,950)
Unrecognized prior service cost	1,829	1,944
Contributions subsequent to measure date	2,163	174

Accrued pension cost classified in other liabilities	$(41,752)	$(34,533)

Amounts recognized in the consolidated balance sheet:
Accrued benefit liability	$(90,848)	$(39,419)
Intangible asset	1,713	1,849
Additional minimum pension liability (reflected in shareholders’ equity, net of tax)	47,383	3,037

Net amount recognized	$(41,752)	$(34,533)

Assumptions:
Discount rate, at end of period	7.25%	8.00%
Expected long-term rate of return on assets, for periods ended
February 2, 2002 and February 3, 2001	9.50%	9.50%
Average assumed rate of compensation increase	4.00%	4.50%
Measurement date	11/1/01	11/1/00

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

RETIREE HEALTH CARE PLANS

The Company provides health care benefits for certain groups of employees who retired before 1997. The plans were contributory with the Company providing a frozen annual credit of varying amounts per year of service. The net annual expense and liabilities for the unfunded plans reflected in the Company‘s consolidated balance sheets are as follows:

	February 2,	February 3,
	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	$7,013	$8,879
Interest cost	529	673
Actuarial (gain) loss	675	(2,166)
Benefits paid	(639)	(373)

Benefit obligation at end of year	$7,578	$7,013

Plan funding status:
Accumulated post-retirement benefit obligation	$(7,578)	$(7,013)
Fair value of plan assets	--	--

Funded status	(7,578)	(7,013)
Unrecognized actuarial gain	(5,566)	(6,762)
Contributions subsequent to measurement date	146	195

Accrued pension cost classified in other liabilities	$(12,998)	$(13,580)

Sensitivity analysis:
Effect of a 1.0% increase in health care cost trend assumption on
total service cost and interest cost components	$27	$40
Effect on benefit obligations	$427	$339

Effect of a 1.0% decrease in health care cost trend assumption on
total service cost and interest cost components	$(25)	$(36)
Effect on benefit obligation	$(388)	$(308)

Assumptions:
Discount rate	7.25%	8.00%
Pre-Medicare medical inflation	10.00%	6.00%
Post-Medicare medical inflation	10.00%	6.00%
Ultimate medical inflation	5.50%	5.25%
Measurement date	11/1/01	11/1/00

Note 9. Shareholders’ Equity

PREFERRED STOCK

The Company has 10,000 shares of Series A Cumulative Convertible Exchangeable Preferred Stock authorized and no shares issued and outstanding at February 2, 2002 or February 3, 2001.

COMMON STOCK

The Company has 500,000 shares of $.10 par value common shares authorized of which 143,989 and 143,133 shares were issued and outstanding at February 2, 2002 and February 3, 2001, respectively.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

In 1999 and 2001, the Company authorized share repurchase programs, each of which allowed for repurchases of up to five million of the Company’s common shares. During 2001, 2000 and 1999, the Company repurchased 460, 2,041 and 2,004 shares under the program for an aggregate amount of $3,586, $25,010 and $33,316, respectively. There were 5,495 shares available for repurchase at February 2, 2002.

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

During 2000, the Company began presenting the unearned restricted stock grants issued under its stock compensation programs as a component of shareholders’ equity. The Company had previously presented the unearned restricted stock grants as a component of other long-term liabilities. Included in the 2000 issuance of common stock in the consolidated statement of changes in shareholders’ equity is approximately $11,685 related to this reclassification.

Note 10. Employee Stock Plans

STOCK OPTIONS AND GRANTS

The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is generally equal to fair value of the common shares at the date of the option grant, no compensation cost is recognized. Had compensation cost for the Company‘s stock-based compensation plans been determined under the fair value method, using the Black-Scholes option-pricing model, the Company‘s net income and earnings per share would have been reduced to the pro forma amounts indicated below.

	2001		2000		1999

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net income (loss)	$322	$(26,873)	$75,216	$55,805	$189,643	$177,343
Basic earnings (loss) per common share	$0.00	$(0.19)	$0.53	$0.39	$1.32	$1.23
Diluted earnings (loss) per common share	$0.00	$(0.19)	$0.53	$0.39	$1.30	$1.21

The four assumptions for determining compensation costs under the fair value method include (1) a risk-free interest rate based on zero-coupon government issues on each grant date with the maturity equal to the expected term of the option (4.85%, 6.17% and 5.84% for 2001, 2000 and 1999, respectively), (2) an expected term of seven years, (3) an expected volatility of 45.7%, 45.7% and 46.2% for 2001, 2000 and 1999, respectively, and (4) no expected dividend yield. The Black-Scholes option-pricing model does not include the inability to sell or transfer options, vesting requirements and a reduced exercise period upon termination of employment--all of which would reduce the fair value of the options.

The Company maintains stock option plans for the granting of options, stock appreciation rights and restricted shares to officers, employees and directors. At February 2, 2002 and February 3, 2001, the Company had available for grant 3,291 and 7,044 shares of common stock, respectively. Options granted generally vest over a four-year period after issue and have an exercise term of seven to ten years from the grant date. Restricted shares generally vest three to ten years after the grant date with accelerated vesting at the discretion of the Company‘s Board of Directors.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

A summary of the stock option plans for 2001, 2000 and 1999 is presented below:

	2001		2000		1999

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	25,094	$15.20	11,892	$21.92	10,518	$21.63
Granted	4,707	11.18	14,964	10.35	2,549	24.13
Exercised	(267)	8.75	(76)	7.54	(353)	16.30
Forfeited	(1,932)	15.24	(1,686)	19.69	(822)	27.54

Outstanding at end of year	27,602	$14.57	25,094	$15.20	11,892	$21.92
Options exercisable at year end	14,303	$16.94	7,780	$20.42	5,191	$18.94

Weighted average fair value of
options granted during the year	$6.11		$5.88		$13.60

The following table summarizes information about stock options outstanding at February 2, 2002

	Options Outstanding			Options Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
	February 2,	Contractual	Exercise	February 2,	Exercise
Range of Exercise Prices	2002	Life (Years)	Price	2002	Price

$5.64 to $8.45	333	3	$6.09	265	$5.87
$8.46 to $12.69	18,769	8	10.58	7,099	10.65
$12.70 to $18.69	1,281	6	15.71	984	16.01
$18.70 to $28.05	4,326	6	21.27	3,620	21.09
$28.06 to $42.09	2,829	6	30.59	2,271	30.85
$42.10 to $63.15	64	5	47.45	64	47.45

	27,602		$14.57	14,303	$16.94

The Company also granted restricted stock awards of 900, 790 and 84 shares to certain employees in 2001, 2000 and 1999, respectively. The fair value of these awards on the dates of grants was $9,621, $8,877 and $1,891 for 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, compensation cost of $6,182, $5,582 and $7,736, respectively, has been recognized in connection with these awards. The Company has committed to make additional grants of stock aggregating up to 500,000 shares upon the Company’s share value attaining certain appreciated values (ranging from $17.57 to $29.30) prior to May 31, 2006.

STOCK PURCHASE PLAN

The stock purchase plan provides that an aggregate of 700 shares of the Company‘s common stock is available for purchase. Under the stock purchase plan, an eligible employee may elect to participate by authorizing limited payroll deductions to be applied toward the purchase of common stock at a 15.0% discount to market value. Under the stock purchase plan, 123 ($0.9 million), 221 ($1.9 million) and 228 ($2.7 million) shares of the Company‘s common stock were purchased by employees in 2001, 2000 and 1999, respectively. At February 2, 2002, the stock purchase plan had no shares available for future offerings; however, in March 2002, the Board of Directors authorized 750 additional shares available for purchase, subject to shareholder approval.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

Note 11. Fair Values of Financial Instruments

The fair values of the Company‘s cash and cash equivalents, retained interest in accounts receivable and accounts payable approximate their carrying amounts reported in the consolidated balance sheets, due to the immediate or short-term maturity of these instruments. For variable rate notes that reprice frequently, such as the revolving credit agreement, fair value approximates carrying value. The fair value of fixed rate real estate and mortgage notes is estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk, and as of February 2, 2002 and February 3, 2001 the fair value of these notes approximated the carrying value.

The Company had one interest rate swap agreement outstanding at February 3, 2001 which had a notional amount of $175,000 related to the July 1999 issuance of the 7.0% senior notes. The agreement swapped the fixed 7.0% coupon to a variable rate based on three month LIBOR and matured in 2004. During the first quarter of 2001, this agreement was terminated in conjunction with the retirement of the underlying debt.

The fair values of the Company‘s financial instruments other than the instruments considered short-term in nature at February 2, 2002 and February 3, 2001 were as follows:

	Carrying Amount	Estimated Fair Value

February 2, 2002
7.375% senior notes	$200,000	$136,000
8.25% senior notes	$451,550	$388,300
9.875% senior notes	$141,557	$127,400
7.25% senior notes	$73,613	$69,900
7.50% senior notes	$250,000	$197,500
7.00% senior notes	$93,286	$88,600

February 3, 2001
7.375% senior notes	$200,000	$130,000
8.25% senior notes	$500,000	$415,000
7.25% senior notes	$350,000	$301,000
7.50% senior notes	$250,000	$200,000
7.00% senior notes	$350,000	$301,000

The fair values of the long-term debt and interest rate swap agreement were estimated based on quotes obtained from financial institutions for those or similar instruments or on the basis of quoted market prices.

Note 12. Integration Charges

Integration charges incurred in 2001, 2000 and 1999 (before income taxes) were as follows:

	2001	2000	1999

Severance and related benefits	$415	$14,818	$11,517
Conversion and consolidation of systems and administrative operations	1,124	9,987	27,412
Merger transaction costs, principally investment banking, legal
and other direct merger costs	--	--	981
Revisions to prior year estimates	--	(4,919)	(4,250)

	$1,539	$19,886	$35,660

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

A reconciliation of the aforementioned charges to the amounts of integration costs remaining unpaid at the applicable balance sheet date is as follows:

	2001	2000

Amounts unpaid at beginning of year	$5,153	$13,576
Integration charges	1,539	19,886
Amounts paid	(2,335)	(21,250)
Amounts representing non-cash charges	(1,511)	(7,059)

Amounts unpaid at end of year, principally severance (to be paid through 2004)	$2,846	$5,153

Note 13. Segment Information
	Year Ended

	February 2,	February 3,	January 29,
	2002	2001	2000

Net Sales:
Saks Department Stores Group	$3,621,819	$3,909,268	$3,928,926
Saks Fifth Avenue Enterprises	2,448,749	2,671,968	2,505,241

	$6,070,568	$6,581,236	$6,434,167

Operating Income, before certain items:
Saks Department Stores Group	$222,910	$277,397	$417,030
Saks Fifth Avenue Enterprises	(22,744)	115,730	144,455
Other	(31,691)	(31,081)	(36,998)
Certain items, net	(64,106)	(100,185)	(68,279)

	$104,369	$261,861	$456,208

Depreciation and Amortization:
Saks Department Stores Group	$117,919	$117,881	$99,042
Saks Fifth Avenue Enterprises	99,196	94,152	78,096
Other	2,658	2,066	1,637

	$219,773	$214,099	$178,775

Total Assets:
Saks Department Stores Group	$2,202,762	$2,568,095	$2,722,185
Saks Fifth Avenue Enterprises	1,852,648	2,018,990	1,933,172
Other	540,111	463,526	443,595

	$4,595,521	$5,050,611	$5,098,952

Capital Expenditures:
Saks Department Stores Group	$67,723	$78,379	$176,995
Saks Fifth Avenue Enterprises	87,503	99,775	172,974
Other	64,612	96,698	80,379

	$219,838	$274,852	$430,348

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

“Operating Income” for the segments includes revenue, cost of sales, direct selling, general, and administrative expenses, other direct operating expenses for the respective segment and an allocation of certain operating expenses, including depreciation, shared by the two segments. “Other” consists of the assets, revenue and expenses associated with the corporate offices, certain accounting, finance, human resource, and information technology activities and other items managed on a company-wide basis. “Certain items” consist of those items that are considered to be non-recurring, infrequent or unusual and are not charged to the segments. During 2001, 2000 and 1999, certain items were comprised of the following:

	2001	2000	1999

Losses from long-lived assets	$(32,621)	$(73,572)	$(12,547)
Integration charges	(1,539)	(19,886)	(35,660)
Reorganization charges	(20,049)	(7,652)	--
Charges associated with closed stores	(9,897)	925	(14,155)
Year 2000 expenses	--	--	(5,917)

Effect of Certain Items on Operating Income	(64,106)	(100,185)	(68,279)

Extraordinary gain (loss) on extinguishment of debt	26,110	--	(15,182)

Total Certain Items, before income taxes	(37,996)	(100,185)	(83,461)

Tax benefit from real estate investment	--	4,120	--
Tax effect of certain items	14,450	38,571	34,054

Total Certain Items, net of income taxes	$(23,546)	$(57,494)	$(49,407)

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

Note 14. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information, including sales and gross margin restatement data, is as follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Fiscal year ended February 2, 2002
Total sales	$1,464,350	$1,270,708	$1,423,551	$1,911,959
Gross margin	546,561	422,418	498,237	643,223
Net income (loss)	26,498	(58,389)	(21,753)	53,966
Basic earnings (loss) per common share,
before extraordinary items	$0.11	$(0.44)	$(0.17)	$0.38
after extraordinary items	$0.19	$(0.41)	$(0.15)	$0.38
Diluted earnings (loss) per common share,
before extraordinary items	$0.11	$(0.44)	$(0.17)	$0.38
after extraordinary items	$0.18	$(0.41)	$(0.15)	$0.37

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Fiscal year ended February 3, 2001
Total sales	$1,500,818	$1,389,169	$1,567,796	$2,123,453
Gross margin	552,550	496,090	564,101	756,788
Net income (loss)	33,855	(5,787)	(8,149)	55,297
Basic earnings (loss) per common share,
before extraordinary items	$0.24	$(0.04)	$(0.06)	$0.39
after extraordinary items	$0.24	$(0.04)	$(0.06)	$0.39
Diluted earnings (loss) per common share,
before extraordinary items	$0.24	$(0.04)	$(0.06)	$0.39
after extraordinary items	$0.24	$(0.04)	$(0.06)	$0.39

Note 15. Condensed Consolidating Financial Information

The following tables present condensed consolidating financial information for 2001, 2000 and 1999 for: (1) Saks Incorporated; (2) on a combined basis, the guarantors of Saks Incorporated’s Senior Notes (which are all of the subsidiaries of Saks Incorporated except for NBGL, the subsidiaries associated with the Company’s proprietary credit card securitization program and other immaterial subsidiaries); and (3) on a combined basis, NBGL, the subsidiaries associated with the Company’s proprietary credit card securitization program, and other immaterial subsidiaries, which collectively represent the only subsidiaries of the Company that are not guarantors of the Senior Notes. The condensed consolidating financial statements presented as of and for the years ended February 2, 2002, February 3, 2001 and January 29, 2000 reflect the legal entity compositions at the respective dates. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes the condensed consolidating financial statements are more meaningful in understanding the financial position of the guarantor subsidiaries. Borrowings and the related interest expense under the Company’s revolving credit agreement are allocated to Saks Incorporated and the guarantor subsidiaries under an intercompany revolving credit arrangement. There are also management and royalty fee arrangements among Saks Incorporated and the subsidiaries. At February 2, 2002, Saks Incorporated was the sole obligor for a majority of the Company’s long-term debt, owned one store location and maintained a small group of corporate employees.

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME FOR THE YEAR ENDED FEBRUARY 2, 2002

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net Sales	$16,185	$6,043,677	$10,706		$6,070,568
Cost of sales	10,193	3,936,928	13,008		3,960,129

Gross Margin	5,992	2,106,749	(2,302)		2,110,439
Selling, general and administrative expenses	10,806	1,498,493	102,220	$(222,232)	1,389,287
Other operating expenses	3,734	572,085	1,674		577,493
Store pre-opening costs		5,130			5,130
Integration costs		1,539			1,539
Losses from long-lived assets		32,621			32,621

Operating Income (Loss)	(8,548)	(3,119)	(106,196)	222,232	104,369

Other Income (Expense)
Finance charge income, net			222,232	(222,232)
Intercompany exchange fees		(42,826)	42,826
Intercompany servicer fees		49,407	(49,407)
Equity in earnings of subsidiaries	52,808	45,021		(97,829)
Interest expense	(105,772)	(22,127)	(3,140)		(131,039)
Other income (expense), net	(68)	1,151			1,083

Income (Loss) before Provision (Benefit)
for Income Taxes and Extraordinary Items	(61,580)	27,507	106,315	(97,829)	(25,587)
Provision (benefit) for income taxes	(45,844)	(6,480)	42,473		(9,851)

Income (loss) before extraordinary items	(15,736)	33,987	63,842	(97,829)	(15,736)
Extraordinary items, net of taxes	16,058				16,058

Net Income	$322	$33,987	$63,842	$(97,829)	$322

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEETS AS OF FEBRUARY 2, 2002

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Assets
Current Assets
Cash and cash equivalents	$67,000	$26,631	$5,471		$99,102
Retained interest in accounts receivable			239,420		239,420
Merchandise inventories	3,349	1,292,529			1,295,878
Intercompany borrowings		2,880	30,286	$(33,166)
Other current assets		74,960			74,960
Deferred income taxes, net		75,283	(14,714)		60,569

Total Current Assets	70,349	1,472,283	260,463	(33,166)	1,769,929

Property and Equipment, net	7,804	2,239,014			2,246,818
Goodwill and Intangibles, net		360,580			360,580
Deferred Income Taxes, net		173,077			173,077
Other Assets	15,207	26,163	3,747		45,117
Investment in and Advances to Subsidiaries	3,417,119	166,107		(3,583,226)

Total Assets	$3,510,479	$4,437,224	$264,210	$(3,616,392)	$4,595,521

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$1,005	$281,745			$282,750
Accrued expenses and other current liabilities	21,979	476,933	$55		498,967
Intercompany borrowings	5,490	24,796	2,880	$(33,166)
Current portion of long-term debt		5,061			5,061

Total Current Liabilities	28,474	788,535	2,935	(33,166)	786,778

Long-Term Debt	1,210,006	146,574			1,356,580
Other Long-Term Liabilities	562	180,164			180,726
Investment by and Advances from Parent		3,321,951	261,275	(3,583,226)
Shareholders’ Equity	2,271,437				2,271,437

Total Liabilities and
Shareholders’ Equity	$3,510,479	$4,437,224	$264,210	$(3,616,392)	$4,595,521

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED FEBRUARY 2, 2002

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating Activities
Net income	$322	$33,987	$63,842	$(97,829)	$322
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Equity in earnings of subsidiaries	(52,808)	(45,021)		97,829
Depreciation and amortization	1,035	218,043	695		219,773
Provision for employee stock compensation	6,182				6,182
Deferred income taxes		(55)	1,120		1,065
Extraordinary gain on extinguishment of debt	(16,058)				(16,058)
Losses from long-lived assets		32,621			32,621
Changes in operating assets and liabilities, net	(8,016)	155,383	(17,300)		130,067

Net Cash (Used in) Provided by
Operating Activities	(69,343)	394,958	48,357		373,972

Investing Activities
Purchases of property and equipment		(217,153)	(2,685)		(219,838)
Proceeds from sale of assets		305,441			305,441

Net Cash Provided by (Used in)
Investing Activities		88,288	(2,685)		85,603

Financing Activities
Intercompany borrowings	515,805	(447,792)	(68,013)
Payments on long-term debt	(417,158)	(5,671)			(422,829)
Proceeds from issuance of stock	1,282				1,282
Purchases and retirements of common stock	(3,586)				(3,586)

Net Cash Provided by (Used in)
Financing Activities	96,343	(453,463)	(68,013)		(425,133)

Increase (Decrease) in Cash and
Cash Equivalents	27,000	29,783	(22,341)		34,442
Cash and Cash Equivalents
at Beginning of Year	40,000	(3,152)	27,812		64,660

Cash and Cash Equivalents at End of Year	$67,000	$26,631	$5,471		$99,102

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME FOR THE YEAR ENDED FEBRUARY 3, 2001

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net Sales	$15,073	$6,560,410	$5,753		$6,581,236
Cost of sales	9,845	4,190,606	11,256		4,211,707

Gross Margin	5,228	2,369,804	(5,503)		2,369,529
Selling, general and administrative expenses	11,841	1,524,483	96,698	$(199,665)	1,433,357
Other operating expenses	3,632	568,736	2,289		574,657
Store pre-opening costs		6,196			6,196
Integration costs		19,886			19,886
Losses from long-lived assets		64,134	9,438		73,572

Operating Income (Loss)	(10,245)	186,369	(113,928)	199,665	261,861

Other Income (Expense)
Finance charge income, net			199,665	(199,665)
Intercompany exchange fees		(37,964)	37,964
Intercompany servicer fees		42,500	(42,500)
Equity in earnings of subsidiaries	174,959	17,797		(192,756)
Interest expense	(138,130)	(9,226)	(2,639)		(149,995)
Other income (expense), net		3,733			3,733

Income before Provision (Benefit)
for Income Taxes	26,584	203,209	78,562	(192,756)	115,599
Provision (benefit) for income taxes	(48,632)	62,958	26,057		40,383

Net Income	$75,216	$140,251	$52,505	$(192,756)	$75,216

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEETS AS OF FEBRUARY 3, 2001

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Assets
Current Assets
Cash and cash equivalents	$40,000	$(3,152)	$27,812		$64,660
Retained interest in accounts receivable			220,809		220,809
Merchandise inventories	3,356	1,512,982	5,865		1,522,203
Intercompany borrowings		30,272	48,100	$(78,372)
Other current assets		95,875	(26,497)		69,378
Deferred income taxes, net		52,782	(13,594)		39,188

Total Current Assets	43,356	1,688,759	262,495	(78,372)	1,916,238

Property and Equipment, net	8,702	2,375,716	6,432		2,390,850
Goodwill and Intangibles, net		511,333			511,333
Deferred Income Taxes, net		178,118			178,118
Other Assets	17,782	32,763	3,527		54,072
Investment in and Advances to Subsidiaries	3,899,921	114,783		(4,014,704)

Total Assets	$3,969,761	$4,901,472	$272,454	$(4,093,076)	$5,050,611

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$1,007	$316,425	$2,105		$319,537
Accrued expenses and other current liabilities	22,296	479,021	3,778		505,095
Intercompany borrowings	2,029	46,071	30,272	$(78,372)
Current portion of long-term debt		5,650			5,650

Total Current Liabilities	25,332	847,167	36,155	(78,372)	830,282

Long-Term Debt	1,650,000	151,657			1,801,657
Other Long-Term Liabilities	600	124,243			124,843
Investment by and Advances from Parent		3,778,405	236,299	(4,014,704)
Shareholders’ Equity	2,293,829				2,293,829

Total Liabilities and
Shareholders’ Equity	$3,969,761	$4,901,472	$272,454	$(4,093,076)	$5,050,611

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED FEBRUARY 3, 2001

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating Activities
Net income	$75,216	$140,251	$52,505	$(192,756)	$75,216
Adjustments to reconcile net income (loss)
to net cash (used in) provided by operating
activities:
Equity in earnings of subsidiaries	(174,959)	(17,797)		192,756
Depreciation and amortization	1,003	211,866	1,230		214,099
Provision for employee stock compensation	5,582				5,582
Deferred income taxes		65,117	8,554		73,671
Losses from long-lived assets		64,134	9,438		73,572
Changes in operating assets and liabilities, net	(31,381)	69,674	5,019		43,312

Net Cash (Used in) Provided by
Operating Activities	(124,539)	533,245	76,746		485,452

Investing Activities
Purchases of property and equipment		(258,476)	(16,376)		(274,852)
Proceeds from sale of assets		26,107			26,107

Net Cash Used in Investing Activities		(232,369)	(16,376)		(248,745)

Financing Activities
Intercompany borrowings	347,879	(292,712)	(55,167)
Payments on long-term debt		(8,267)			(8,267)
Net repayments under revolving credit
agreement	(159,000)				(159,000)
Proceeds from issuance of stock	670				670
Purchases and retirements of common stock	(25,010)				(25,010)

Net Cash Provided by (Used in)
Financing Activities	164,539	(300,979)	(55,167)		(191,607)

Increase (Decrease) in Cash and
Cash Equivalents	40,000	(103)	5,203		45,100
Cash and Cash Equivalents
at Beginning of Year	--	(3,049)	22,609		19,560

Cash and Cash Equivalents at End of Year	$40,000	$(3,152)	$27,812		$64,660

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME FOR THE YEAR ENDED JANUARY 29, 2000

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net Sales		$6,434,167			$6,434,167
Cost of sales		4,028,779			4,028,779

Gross Margin		2,405,388			2,405,388
Selling, general and administrative expenses	$9,752	1,458,589	$92,259	$(201,214)	1,359,386
Other operating expenses	1,605	561,851	(41,128)		522,328
Store pre-opening costs		13,342			13,342
Integration costs		35,660			35,660
Losses from long-lived assets		12,547			12,547
Year 2000 expenses		5,917			5,917

Operating Income (Loss)	(11,357)	317,482	(51,131)	201,214	456,208

Other Income (Expense)
Finance charge income, net			201,214	(201,214)
Intercompany exchange fees		(36,712)	36,712
Intercompany servicer fees		41,076	(41,076)
Equity in earnings of subsidiaries	278,964	25,581		(304,545)
Interest expense	(130,422)	(8,546)			(138,968)
Other income (expense), net		140			140

Income before Provision (Benefit) for
Income Taxes and Extraordinary Items	137,185	339,021	145,719	(304,545)	317,380
Provision (benefit) for income taxes	(52,458)	117,310	53,624		118,476

Income before extraordinary items	189,643	221,711	92,095	(304,545)	198,904
Extraordinary items, net of taxes			(9,261)		(9,261)

Net Income	$189,643	$221,711	$82,834	$(304,545)	$189,643

SAKS INCORPORATED & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JANUARY 29, 2000

	Saks	Guarantor	Non-Guarantor
	Incorporated	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating Activities
Net income	$189,643	$221,711	$82,834	$(304,545)	$189,643
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in earnings of subsidiaries	(278,964)	(25,581)		304,545
Depreciation and amortization		164,835	13,940		178,775
Provision for employee deferred compensation	7,736				7,736
Deferred income taxes		72,707	(3,112)		69,595
Extraordinary loss on extinguishment of debt			7,310		7,310
Losses from long-lived assets		12,547			12,547
Changes in operating assets and liabilities, net	(15,873)	(177,730)	(62,255)		(255,858)

Net Cash (Used in) Provided by
Operating Activities	(97,458)	268,489	38,717		209,748

Investing Activities
Purchases of property and equipment		(369,496)	(60,852)		(430,348)
Proceeds from the sale of assets		22,514			22,514

Net Cash Used in Investing Activities		(346,982)	(60,852)		(407,834)

Financing Activities
Intercompany borrowings	3,606	(245,054)	241,448
Proceeds from long-term borrowings	550,000				550,000
Payments on long-term debt		(16,504)	(235,841)		(252,345)
Net repayments under revolving
credit agreement	(449,000)				(449,000)
Change in cash placed in escrow
for debt redemption		363,753			363,753
Proceeds from issuance of stock	5,802				5,802
Purchases and retirements of common stock	(33,316)				(33,316)

Net Cash Provided by
Financing Activities	77,092	102,195	5,607		184,894

(Decrease) Increase in Cash and
Cash Equivalents	(20,366)	23,702	(16,528)		(13,192)
Cash and Cash Equivalents
at Beginning of Year	20,366	(26,751)	39,137		32,752

Cash and Cash Equivalents at End of Year	$--	$(3,049)	$22,609		$19,560

REPORTS

Report of Independent Accountants

To the Board of Directors and Shareholders of Saks Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Saks Incorporated and subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 7, 2002

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

     The consolidated financial statements and related notes have been audited by independent certified public accountants. Management has made available to them all of the Company’s financial records and related data and believes all representations made to them during their audits were valid and appropriate. Their report provides an independent opinion upon the fairness of the financial statements.

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

R. Brad Martin Chairman of the Board and Executive Executive Officer	Douglas E. Coltharp Vice President and Chief

MARKET INFORMATION

The Company’s common stock trades on the New York Stock Exchange under the Symbol SKS. As of March 15, 2002, there were approximately 2,500 shareholders of record. The prices in the table below represent the high and low sales prices for the stock as reported by the New York Stock Exchange.

The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements and general business conditions. The Company declared no dividends to common shareholders in either 2001 or 2000.

	Fiscal Year Ended

	February 2, 2002 Price Range		February 3, 2001 Price Range

Quarter	High	Low	High	Low

First	$13.95	$10.90	$15.06	$10.56
Second	$13.20	$9.60	$12.56	$10.00
Third	$10.94	$4.60	$10.75	$8.75
Fourth	$10.38	$6.59	$14.23	$7.63

DIRECTORS AND CERTAIN OFFICERS

Board of Directors

R. BRAD MARTIN
Chairman of the Board and
Chief Executive Officer of
Saks Incorporated

RONALD DE WAAL
Vice Chairman of the Board;
Chairman of We International, B.V.

BERNARD E. BERNSTEIN
Senior Partner in the law firm of
Bernstein, Stair & McAdams LLP

STANTON J. BLUESTONE
Retired Chairman and
Chief Executive Officer of
Carson Pirie Scott & Co.

JOHN W. BURDEN
Retail Consultant;
Retired Chairman and Chief Executive
Officer of Federated Department
Stores and Allied Stores Corporation

JAMES A. COGGIN
President and Chief Administrative
Officer of Saks Incorporated

JULIUS W. ERVING
President of The Erving Group;
Executive Vice President of
RDV Sports/Orlando Magic

MICHAEL E. HESS
Chairman Emeritus of Parisian;
Chief Executive Officer of
Southwood Partners

G. DAVID HURD
Emeritus Chairman and retired
Chief Executive Officer of
Principal Financial Group

GEORGE L. JONES
President and Chief Executive
Officer of Saks Department
Store Group

PHILIP B. MILLER
Retired Chairman of
Saks Fifth Avenue

C. WARREN NEEL
Commissioner of Finance
and Administration for the
State of Tennessee

STEPHEN I. SADOVE
Vice Chairman of
Saks Incorporated

MARGUERITE W. SALLEE
President and Chief Executive
Officer of The Brown Schools

CHRISTOPHER J. STADLER
Managing Partner of
Investcorp. S.A.

GERALD TSAI, JR.
Private Investor

Certain Corporate Officers

R. BRAD MARTIN
Chairman of the Board and
Chief Executive Officer of
Saks Incorporated

STEPHEN I. SADOVE
Vice Chairman of
Saks Incorporated

JAMES A. COGGIN
President and Chief Administrative
Officer of Saks Incorporated

R. THOMAS COAN Executive Vice President of Human Resources DOUGLAS E. COLTHARP Executive Vice President and Chief Financial Officer	BRIAN J. MARTIN Executive Vice President of Law and General Counsel DONALD E. WRIGHT Executive Vice President of Finance and Chief Account Officer

Business Unit and Store Officers

CHRISTINA JOHNSON President and Chief Executive Officer of Saks Fifth Avenue Enterprises GEORGE L. JONES President and Chief Executive Officer of Saks Department Store Group	TONI E. BROWNING President and Chief Executive Officer of Proffit's/McRae's ANTHONY J. BUCCINA President of Carson Pirie Scott & Co. FRANK E. KULP, III President and Chief Executive Officer of Younkers	MICHAEL R. MACDONALD
President of the Northern
Department Stores Group and
Chairman and Chief Executive
Officer of Carson Pirie Scott & Co.

ROBERT P. GRUEN
President and Chief Executive
Officer of Parisian

STORE LOCATIONS

Saks Fifth Avenue Enterprises

SAKS FIFTH AVENUE STORES

ALABAMA
Birmingham

ARIZONA
Phoenix

CALIFORNIA
Beverly Hills
Carmel
Costa Mesa
La Jolla
Mission Viejo
Palm Desert
Palos Verdes
Pasadena
San Diego
San Francisco
Santa Barbara

COLORADO
Denver

CONNECTICUT
Greenwich
Stamford

FLORIDA
Bal Harbor
Boca Raton
Ft. Lauderdale
Ft. Myers
Naples
Orlando
Palm Beach
Palm Beach Gardens
Sarasota
South Miami
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago
Highland Park
Oakbrook
Old Orchard

LOUISIANA
New Orleans

MARYLAND
Chevy Chase

MASSACHUSETTS
Boston

MICHIGAN
Troy

MINNESOTA
Minneapolis

MISSOURI
St. Louis Kansas City

NEVADA
Las Vegas

NEW JERSEY
Hackensack Short Hills

NEW YORK
Garden City
Huntington
New York City
Southampton

OHIO
Beachwood
Cincinnati
Columbus

OKLAHOMA
Tulsa

OREGON
Portland

PENNSYLVANIA
Bala Cynwyd
Pittsburgh

SOUTH CAROLINA
Charleston
Hilton Head

TEXAS
Austin
Dallas
Houston
Hurst
San Antonio

VIRGINIA
McLean

OFF 5TH STORES

ARIZONA
Tempe
Tucson

CALIFORNIA
Anaheim
Cabazon
Camarillo
Folsom
Milpitas
Ontario
Petaluma
San Diego

COLORADO
Castle Rock

CONNECTICUT
Clinton

FLORIDA
Ellenton
Miami
Naples
Orlando
Sunrise

GEORGIA
Dawsonville
Lawrenceville

HAWAII
Waipahu

ILLINOIS
Gurnee
Schaumburg

KANSAS
Olathe

MARYLAND
Baltimore

MASSACHUSETTS
Worcester
Wrentham

MICHIGAN
Auburn Hills
Dearborn (2)

MINNESOTA
Minneapolis

NEVADA
Las Vegas

NEW JERSEY
Elizabeth
Paramus

NEW YORK
Central Valley
Niagara Falls
Riverhead
Westbury

NORTH CAROLINA
Concord
Morrisville

OHIO
Aurora
Cincinnati

PENNSYLVANIA
Grove City
Philadelphia

SOUTH CAROLINA
Myrtle Beach

TENNESSEE
Nashville (2)

TEXAS
Grapevine
Katy
San Marcos
Stafford

VIRGINIA
Leesburg
Woodbridge

STORE LOCATIONS

Saks Department Store Group

PARISIAN STORES

ALABAMA
Birmingham (5)
Decatur
Dothan
Florence
Huntsville (2)
Mobile
Montgomery (2)
Tuscaloosa

FLORIDA
Jacksonville
Orlando (2)
Pensacola
Tallahassee

GEORGIA
Atlanta (7)
Columbus
Macon
Savannah

INDIANA
Indianapolis (2)

MICHIGAN
Livonia

MISSISSIPPI
Tupelo

OHIO
Cincinnati
Dayton

SOUTH CAROLINA
Charleston
Columbia (2)

TENNESSEE
Chattanooga
Knoxville
Nashville

PROFFITT'S STORES

GEORGIA
Dalton
Rome

KENTUCKY
Ashland
Elizabethtown

NORTH CAROLINA
Asheville
Goldsboro
Greenville
Kinston
Rocky Mount

SOUTH CAROLINA
Greenville
Spartanburg

TENNESSEE
Athens
Chattanooga (2)
Cleveland
Greeneville
Johnson City
Kingsport
Knoxville (2)
Maryville
Morristown
Oak Ridge

VIRGINIA
Bristol

WEST VIRGINIA
Morgantown
Parkerburg

McRAE'S STORES

ALABAMA
Birmingham (4)
Dothan
Gadsden
Hunstville
Mobile
Selma
Tuscaloosa

FLORIDA
Mary Esther
Pensacola

LOUISIANA
Baton Rouge
Monroe

MISSISSIPPI
Biloxi
Columbus
Gautier
Greenville
Hattiesburg
Jackson (4)
Laurel
McComb
Meridian
Natchez
Tupelo
Vicksburg

YOUNKER'S STORES

ILLINOIS
Moline

IOWA
Ames
Cedar Falls
Cedar Rapids (2)
Coralville
Davenport
Des Moines (4)
Dubuque
Fort Dodge
Iowa City
Marshalltown
Mason City
Sioux City (2)
Waterloo
West Burlington

MICHIGAN
Bay City
Grandville
Holland
Marquette
Muskegon
Port Huron
Traverse City

MINNESOTA
Austin
Duluth

NEBRASKA
Grand Island
Lincoln
Omaha (3)

SOUTH DAKOTA
Sioux Falls

WISCONSIN
Appleton
Eau Claire
Fond du Lac
Green Bay
Madison (2)
Manitowoc
Marinette
Marshfield
Racine
Sheboygan
Sturgeon Bay
Superior
Wausau
Wisconsin Rapids

HERBERGER’S STORES

COLORADO
Grand Junction

IOWA
Ottumwa

MINNESOTA
Albert Lea
Alexandria
Bemidji
Bloomington
Brainerd
Fergus Falls
Mankato
Minneapolis
Moorhead
New Ulm
Roseville
St. Cloud
St. Paul
Stillwater
Virginia
Willmar

MONTANA
Billings
Butte
Great Falls
Havre
Kalispell
Missoula

NEBRASKA
Hastings
Kearney
Norfolk
North Platte
Scottsbluff

NORTH DAKOTA
Bismarck
Dickinson
Fargo
Minot

SOUTH DAKOTA
Aberdeen
Rapid City
Watertown

WISCONSIN
Beaver Dam
LaCrosse
Rice Lake

WYOMING
Rock Springs

CARSON PIRIE SCOTT STORES

ILLINOIS
Aurora (3)
Bloomingdale
Bourbonnais
Calumet City
Chicago (3)
Chicago Ridge
Dundee
Evergreen Park
Hammond
Joliet
Lincolnwood
Lombard (2)
Matteson
Mount Prospect
Naperville
Norridge
North Riverside
Orland Park
St. Charles
Schaumburg (2)
Vernon Hills
Waukegan
Wilmette (2)

INDIANA
Merrillville
Michigan City

MINNESOTA
Rochester

BOSTON STORES

WISCONSIN
Brookfield (2)
Janesville
Madison (2)
Milwaukee (5)
Racine

BERGNER’S STORES

ILLINOIS
Bloomington
Champaign
Forsyth
Galesburg
Machesney Park
Pekin
Peoria
Peru
Quincy
Rockford (2)
Springfield
Sterling

SHAREHOLDER INFORMATION

Sales Release Dates for 2002

Sales Period February 2002 March 2002 April 2002 May 2002 June 2002 July 2002 August 2002 September 2002 October 2002 November 2002 December 2002 January 2003	Release Date 3/7/02 4/11/02 5/9/02 6/6/02 7/11/02 8/8/02 9/5/02 10/10/02 11/7/02 12/5/02 1/9/03 2/6/03

Send certificates for transfer and address changes to:

Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, New York 10286

In all correspondence or telephone inquiries, please mention Saks Incorporated, your name as printed on your stock certificate, your Social Security number, your address and your phone number.

Beneficial shareholders (shares held by you in the name of your broker or other nominee) should direct communications on all administrative matters to your nominee owner.

Financial and Other Information

Copies of financial documents and other company information such as Saks Incorporated’s Form 10-K and 10-Q reports as filed with the SEC are available free of charge by contacting:

Investor Relations Saks Incorporated
P.O. Box 9388
Alcoa, Tennessee 37701
(865) 981-9541

Security analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Saks Incorporated are invited to contact:

Julia Bentley

Senior Vice President of Investor Relations
    and Communications
P.O. Box 9388

Alcoa, Tennessee 37701
(865) 981-6243 (telephone)
(865) 981-6325 (facsimile)
 julia_bentley@saksinc.com (e-mail)

Financial results, corporate news and other Company information are available on Saks Incorporated’s web site: www.saksincorporated.com.

Earnings Release Dates for 2002
Quarter First Second Third Fourth	Release Date 5/21/02 8/20/02 11/19/02 To be announced

Annual Meeting

The Annual Meeting of Shareholders of Saks Incorporated will be held at 8:30 a.m. Central Time, Wednesday, June 19, 2002, at The Peninsula Chicago, 108 Superior at North Michigan Avenue, Chicago, Illinois 60611. Shareholders are cordially invited to attend.

Inquiries Regarding Your Stock Holdings

Registered shareholders (shares held by you in your name) should address communications to the Company’s Transfer Agent and Registrar:

The Bank of New York
(800) 524-4458 (telephone)
shareowner-svcs@bankofny.com (e-mail)
www.stockbny.com (web site)

Address shareholder inquiries to:

Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286

CORPORATE INFORMATION

Corporate Headquarters:
750 Lakeshore Parkway
Birmingham, Alabama  35211
(205) 940-4048

Saks Fifth Avenue Enterprises
Headquarters:
12 East 49th Street
New York, New York  10017
(212) 940-4048

Saks Department Store Group
Headquarters:

PARISIAN
750 Lakeshore Parkway
Birmingham, Alabama  35211
(205) 940-4000

PROFITT'S AND McRAE'S
115 North Calderwood Street
Alcoa, Tennesee  37701
(865) 983-7000

YOUNKERS
701 Walnut Street
Des Moines, Iowa  50397
(515) 244-1112

CARSON PIRIE SCOTT, BOSTON STORE,
BERNER'S AND HERBERGER'S
311 West Wisconsin Avenue
Milwaukee, Wisconsin 53203
(414) 347-4141

Independent Accountants
PricewaterhouseCoopers LLP
Birmingham, Alabama

Copyright 2002 Saks Incorporated