Form 10-K, Exhibit 13
period 2003-02-01
SAKS INC
filed 2003-04-30
CIK 812900

Exhibit 13.1

2 0 0 2   A N N U A L   R E P O R T

SAKS

INCORPORATED

Intent. On Strategy.

2002

Intent. On Strategy.

F I N A N C I A L   H I G H L I G H T S

SAKS INCORPORATED FINANCIAL HIGHLIGHTS

	Year Ended

(In Thousands, except per share amounts)	February 1, 2003	February 2, 2002	February 3, 2001

Net Sales	$5,911,122	$6,070,568	$6,581,236
Income Before Accounting Change	$69,837	$322	$75,216
Diluted Earnings Per Common Share Before Accounting Change	$0.48	$0.00	$0.53
Diluted Weighted Average Common Shares	146,707	144,498	142,718
Total Assets	$4,579,356	$4,595,521	$5,050,611
Shareholders’ Equity	$2,267,272	$2,271,437	$2,293,829

Management excludes certain items from its view of ongoing core operations. Below is a summary of these items and their effect on net income.
Income Before Certain Items	$90,416	$23,868	$132,710
Diluted Earnings Per Common Share Before Certain Items	$0.62	$0.17	$0.93

Certain Items:
Losses from long-lived assets	$19,547	$32,621	$73,572
Integration charges	9,981	1,539	19,886
Reorganization charges	763	20,049	7,652
Gains on extinguishment of debt	(709)	(26,110)	—
Other	2,820	9,897	(925)

Total certain items, before income taxes	32,402	37,996	100,185
Tax benefit from real estate investment	—	—	(4,120)
Tax effect of certain items	(11,823)	(14,450)	(38,571)

Total Certain Items	$20,579	$23,546	$57,494

L E T T E R T O O U R S H A R E H O L D E R S Intent. On Strategy.

TO OUR SHAREHOLDERS

During the past year, Saks achieved gains in operating profits and return on invested capital in an extremely difficult retail environment. Earnings per share increased from the depressed 2001 level to $.48 in 2002 despite a comparable store sales decrease of 1.4%. Profit improvement was the result of increased merchandise margins and a reduction in operating expenses. During the year, we generated $276 million in cash flow from operations.

IMPROVED OPERATING PERFORMANCE

L E T T E R   T O   O U R   S H A R E H O L D E R S

Intent. On Strategy.

RETURNS ON INVESTED CAPITAL*

We manage Saks Incorporated and report the results of the Company in two business segments, Saks Department Store Group (SDSG) and Saks Fifth Avenue Enterprises (SFAE).

SDSG’s 2002 operating income declined from the 2001 level by 12% to $197 million. Comparable store sales decreased 1.6%. The entire decline in operating income occurred in the fourth quarter of the year when holiday selling did not materialize at planned levels. While these results were disappointing, SDSG did execute a number of important strategic merchandising and service initiatives in 2002 to ensure that our SDSG stores are indeed “the best place to shop in your hometown.” We will update you on a number of these initiatives later in this report.

Consistent with our focus on productivity and efficiency, we consolidated the home office of our Younkers department store division into our Carson Pirie Scott Milwaukee headquarters at the end of the fiscal year. Beginning in 2003, this action will save approximately $12 million of pre-tax expense annually.

LE T T E R  T O   O U R   S H A R E H O L D E R S

                            Intent. On Strategy.

                A STRONGER BALANCE SHEET

At SFAE, 2002 operating income climbed by nearly $125 million to $101.5 million from the depressed post–September 11th levels of 2001. This occurred through a substantial improvement in merchandise margins resulting from disciplined inventory control and lower operating expenses. SFAE made strategic advancements in merchandising, customer service, store operations, and marketing strategies in 2002, all designed to deliver to our customers “the most inviting luxury shopping experience.” Details are outlined later in this report as well.

We made strategic investments and achieved important objectives during the year which will position Saks Incorporated for long-term growth. In 2002, we:

•      Strengthened our balance sheet. During 2002, we lowered our total debt to $1.33 billion in spite of the difficult external environment. Over the past two years, we have reduced debt by nearly $500 million and our year-end debt-to-capitalization ratio to 37%. We ended the year with more than $200 million in cash and no outstanding debt on our $700 million revolving credit facility. Through careful management, we were able to finish the year with comparable store inventories essentially unchanged from prior year levels.

L E T T E R   T O   O U R   S H A R E H O L D E R S

Intent. On Strategy.

SAKS FIFTH AVENUE LAS VEGAS

•      We further enhanced our store base. During the year, we opened four new stores and four replacement stores while closing four underproductive units. Our store base is in excellent condition. We improved productivity and reduced costs.

•      We reduced Selling, General, and Administrative SG&A expenses by $58 million in 2002 through the integration of our Saks Direct business and diligent expense management, in spite of an environment of rising health care and insurance costs.

•      We invested in strategic systems improvements. We completed the installation of common merchandising systems, web-enablement tools, and logistics systems, all designed to improve productivity.

ENHANCED STORE BASE

L E T T E R T O O U R S H A R E H O L D E R S Intent. On Strategy.

During the 2002 calendar year, our stock price increased by 20% reflecting the quality of our assets and improved operating results. Subsequent to calendar year-end, the share price has fallen substantially, along with those of many other general merchandise retailers, as our outlook for 2003 is very cautious given the volatility of the financial markets, higher oil prices, general economic weakness, and geopolitical concerns. We have built our short-term business plans to reflect this difficult environment and will continue with a conservative operating bias until we see more robust general conditions. While managing very carefully in the short-term, we will continue to make the strategic investments and operating transformations necessary to respond to the longer-term opportunities in this business. We will continue to be innovative in our product offerings and service strategies while remaining steadfastly focused on delivering within SDSG on our promise to be “the best place to shop in your hometown” and at SFAE to deliver on the promise of being “the most inviting luxury shopping experience.” We intend to do so while generating free cash flow and continued improvement in returns on invested capital.

We welcome any suggestions you might have to help us to do so. Thank you for your interest and your investment.

R. Brad Martin	Stephen I. Sadove
Chairman and Chief Executive Officer	Vice Chairman

STEADFASTLY FOCUSED

L E T T E R   T O   O U R   S H A R E H O L D E R S

Intent. On Strategy.

SAKS DEPARTMENT STORE GROUP

SDSG operates 241 department stores in 24 states with 26.5 million square feet under the nameplates of Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s, and Boston Store. We are the “hometown” store with the number one or number two department store market share in approximately 90% of our trade areas. We are delivering on our promise to be “the best place to shop in your hometown” through the execution of our merchandising and service strategies.

Our merchandising strategy is focused on franchise businesses, key items, and product differentiation.

•	Our franchise businesses—cosmetics, women’s shoes, women’s sportswear, women’s special sizes, social occasion dressing, and gifts—are clearly becoming “top of mind” when our customers shop. These categories generated comparable store sales increases in 2002 and comprised one-third of our department store revenues.

•	Our key item strategy is delivered with authoritative presentations of “must-have” selections in meaningful quantities on our sales floor, supported by compelling fixturing and signing. Revenues from key items exceeded 13% of total sales in 2002, up from 11% in 2001.

THE BEST PLACE TO SHOP IN YOUR HOMETOWN

L E T T E R   T O   O U R   S H A R E H O L D E R S

Intent. On Strategy.

JANE SEYMOUR HOME PRODUCTS RUFF HEWN WOMEN’S APPAREL

•   We progressed in product differentiation, increasing our sales from differentiated products (including private brands) to over 23% of sales in 2002 from 17% in 2001. Our existing twelve proprietary brands, including Relativity in women’s, Consensus in men’s, and LivingQuarters in home, continue to gain momentum. Our exclusive Laura Ashley private brand women’s apparel merchandise debuted in July 2002, and we acquired the exclusive license for Ruff Hewn men’s and women’s apparel and Jane Seymour home products and children’s apparel during the year. These unique offerings will be introduced into SDSG stores in the second half of 2003.

Consistent with this strategic direction of differentiation, we announced our planned partnership with FAO, Inc. to add FAO Schwarz, The Right Start, and/or Zany Brainy Kids boutiques in the majority of our department stores beginning in the second half of 2003. These brands are synonymous with high-quality toys and educational and developmental products for children, and this merchandise will be an attractive category expansion for our stores. Additionally, we anticipate the placement of seasonal Zany Brainy Kids and FAO Express shops in most SDSG stores for the 2003 holidays.

FAO SCHWARZ BOUTIQUES

FOCUSED MERCHANDISING AND SERVICE STRATEGIES

L E T T E R   T O   O U R   S H A R E H O L D E R S

Intent. On Strategy.

We continued to improve the shopping experience for our customers and in 2002 implemented various innovative service features in our stores, including:

•      High-visibility directional signing in all SDSG stores.

•      A “Wrap-it Express” program in all stores where customers can leave their packages and receive a specific time their gifts will be wrapped and ready, allowing customers to continue shopping. In select stores, customers are notified by a personal pager that their packages are wrapped and ready.

•      “Comfort zones” and “living room” areas in over 60 stores.

•      Headsets in the high-traffic shoe departments of over 50 stores, allowing sales associates to remain on the selling floor while stockroom attendants deliver requested shoes to the floor.

•      A myriad of other features in key stores ranging from valet parking to personal shoppers to fitting room technology.

As we enter 2003, we will:

•      Continue to strengthen our franchise businesses, expand key items to over 14% of revenues, and increase differentiated product to over 26% of sales.

•      Enhance the customers’ shopping experience through the implementation of in-store service initiatives to additional stores and improved training programs.

•      Demonstrate our local focus through more “hometown” marketing initiatives and an increased emphasis on customer relationship management as a sustainable competitive advantage.

SDSG COMFORT ZONES
LOCAL FOCUS AND “HOMETOWN” MARKETING

L E T T E R   T O   O U R   S H A R E H O L D E R S

Intent. On Strategy.

SAKS FIFTH AVENUE ENTERPRISES

SFAE operates 60 Saks Fifth Avenue luxury department stores in 24 states with 6.3 million square feet of space, and 53 Saks Off 5th stores in 23 states with 1.4 million square feet.

Saks Fifth Avenue is the most powerful name in luxury retailing, and as an emporium for world-class luxury brands, we are an authority on “style.” The mission of Saks Fifth Avenue is to be “the most inviting luxury shopping experience.” We provide our customers “inviting luxury” with differentiated merchandise and special service strategies.

In merchandising, we have identified certain focus categories including contemporary women’s sportswear, “Gold Range” women’s apparel, fine jewelry, footwear, and handbags. These businesses generated mid-single digit comparable store sales growth in 2002, resulting from our differentiated luxury assortments and marketing efforts. Our renovated New York flagship store clearly reflects our commitment to these growth businesses.

SAKS FIFTH AVENUE

NEW YORK CITY

THE MOST INVITING LUXURY SHOPPING EXPERIENCE

L E T T E R   T O   O U R   S H A R E H O L D E R S

Intent. On Strategy.

SAKS.COM ON-LINE SHOPPING ONE-ON-ONE BRIDAL REGISTRY SFA COMFORT ZONE SEATING CORPORTATE GIFT CATALOG

We enhanced our marketing and improved the customer experience in 2002. Customer satisfaction continually improved throughout the year as evidenced by the scores from our independent monitoring service. In 2002, we:

•   IntegratedSaks Direct into the Saks Fifth Avenue organization, resulting in a more consistent customer experience across multiple channels.

•   Strengthenedhiring and training procedures to ensure that customers are offered the “inviting luxury” experience they expect.

•   Introducedour one-on-one bridal registry in the New York flagship store.

•   Introducedvarious distinctive service initiatives, including concierge services, “one-on-one” walk-in personal shopping, and multiple seating/comfort zones in our new Saks Fifth Avenue store in Las Vegas. This store serves as the prototype for our innovative service initiatives.

•   Launchedour “Make It Your Own” marketing campaign, designed to reinforce our positioning of “inviting luxury.”

•   Launchedour Saks Fifth Avenue corporate gift program and catalog.

•   Strengthenedour strategic affiliations with world-class partners including Mercedes-Benz, Ritz-Carlton, Continental Airlines, and American Express.

IMPROVED CUSTOMER EXPERIENCE

L E T T E R T O O U R S H A R E H O L D E R S Intent. On Strategy.

In 2003, we will:

•    Continueto increase the sales penetration of our focus businesses through our differentiated merchandise offerings supported by service, store design, visual elements, and marketing. We also will continue to add unique merchandise from additional exclusive vendors.

•    Furtherenhance the store experience by implementing key service initiatives found in the Las Vegas prototype store into other stores, incorporating our bridal registry into additional stores, launching our nationwide on-line Saks Fifth Avenue gift registry, and adding new in-store product categories to create excitement.

L E T T E R T O O U R S H A R E H O L D E R S Intent. On Strategy.

In 2003, we will heighten our emphasis on customer relationship management (CRM), which will foster engagement, repeat visits, and loyalty through marketing and clienteling efforts. Through sophisticated segmentation of our customer database, we are able to create relevant and motivating marketing and communications strategies to discrete groups of similar customers. Clienteling ensures our associates are the “personal connection” between our customers and SFA. Our CRM strategies provide sales associates with training to better understand and identify different customer segments and their potential needs, as well as with tools and incentives at point-of-service personalized to specific customers. In 2003, we will also continue to strengthen our SaksFirst loyalty program and our strategic third-party alliances and to develop our corporate gift business.

The Saks Off 5th business has been repositioned to ensure that we deliver on our commitment to offer a selection of Saks Fifth Avenue products for a “gem of a deal.” By upgrading the merchandise mix to a higher designer penetration and prominently displaying and signing merchandise direct from Saks Fifth Avenue, the operating contribution of this business substantially improved during 2002. In 2003, we will continue to upgrade the merchandise mix, improve customer service, and execute our key item gift strategy.

HEIGHTENED EMPHASIS ON CRM

L E T T E R T O O U R S H A R E H O L D E R S Intent. On Strategy.

LOOKING AHEAD

Our real estate strategy remains focused on entering certain strategic markets and enhancing our position in existing core markets. Consistent with that focus, we plan to open six new units in 2003, totaling nearly 650,000 square feet. We will add a Bergner’s replacement store in Peoria, Illinois; a second Younkers unit in the Lansing, Michigan market; an additional Younkers store in the metropolitan Green Bay, Wisconsin area; Saks Fifth Avenue stores in Richmond, Virginia and Indianapolis, Indiana; and an Off 5th store in St. Louis, Missouri.

We are continuing to enhance merchandising systems, such as size allocation by store and markdown optimization, and service technology including customer relationship management and improved point-of-service clienteling. We believe these advanced tools will contribute to improved sales and merchandise margins in the future.

We are confident that we have the merchandising and service strategies in place at both SDSG and SFAE to further differentiate from our competitors, generate increased customer traffic, create a more exciting and appealing shopping experience, and enhance store productivity.

This letter and the SDSG and SFAE information on pages 3 through 17 of this report contain “forward-looking” information within the definition of the Federal securities laws. For a discussion of risk factors, please refer to “Forward-Looking Information” contained in Management’s Discussion and Analysis appearing on page 35 of this annual report.

SAKS INCORPORATED & SUBSIDIARIES

FIVE-YEAR FINANCIAL SUMMARY

(In Thousands, except per share amounts)	February 1, 2003	February 2, 2002	February 3, 2001	January 29, 2000	January 30, 1999

CONSOLIDATED INCOME STATEMENT DATA:
Net sales	$5,911,122	$6,070,568	$6,581,236	$6,434,167	$5,963,813

Cost of sales (excluding depreciation and amortization)	3,739,247	3,960,129	4,211,707	4,028,779	3,794,340

Gross margin	2,171,875	2,110,439	2,369,529	2,405,388	2,169,473
Selling, general and administrative expenses	1,331,137	1,389,287	1,433,357	1,359,386	1,332,275
Other operating expenses	578,111	582,623	580,853	535,670	498,733
Losses from long-lived assets	19,547	32,621	73,572	12,547	61,785
Integration and year 2000 charges	9,981	1,539	19,886	41,577	121,744

OPERATING INCOME	233,099	104,369	261,861	456,208	154,936
Interest expense	(124,052)	(131,039)	(149,995)	(138,968)	(110,971)
Gain (loss) on extinguishment of debt	709	26,110	—	(15,182)	(42,369)
Other income (expense), net	229	1,083	3,733	140	22,201

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	109,985	523	115,599	302,198	23,797
Provision for income taxes	40,148	201	40,383	112,555	24,693

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	69,837	322	75,216	189,643	(896)
Cumulative effect of a change in accounting principle, net of taxes	(45,593)	—	—	—	—

NET INCOME	$24,244	$322	$75,216	$189,643	$(896)

Basic earnings per common share:
Before cumulative effect of accounting change	$0.49	$0.00	$0.53	$1.32	$(0.01)
After cumulative effect of accounting change	$0.17	$0.00	$0.53	$1.32	$(0.01)
Diluted earnings per common share:
Before cumulative effect of accounting change	$0.48	$0.00	$0.53	$1.30	$(0.01)
After cumulative effect of accounting change	$0.17	$0.00	$0.53	$1.30	$(0.01)
Weighted average common shares:
Basic	142,750	141,988	141,656	144,174	142,856
Diluted	146,707	144,498	142,718	146,056	146,383
CONSOLIDATED BALANCE SHEET DATA:
Working capital	$1,123,833	$983,151	$1,085,956	$1,110,976	$887,875
Total assets	$4,579,356	$4,595,521	$5,050,611	$5,098,952	$5,188,981
Long-term debt, less current portion	$1,327,381	$1,356,580	$1,801,657	$1,966,802	$2,114,647
Shareholders’ equity	$2,267,272	$2,271,437	$2,293,829	$2,208,343	$2,007,575

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

Saks Incorporated (hereinafter the “Company”) is a national retailer currently operating, through subsidiaries, 354 traditional and luxury department stores. The Company operates the Saks Department Store Group (“SDSG”), which consists of 241 traditional department stores under the names of Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s and Boston Store. The Company also operates Saks Fifth Avenue Enterprises (“SFAE”), which consists of 60 luxury Saks Fifth Avenue stores and 53 Saks Off 5th stores.

Since 1994, the Company has experienced significant growth principally through a series of acquisitions, the construction of new units and through the acquisition of select store locations.

Name	Headquarters	Number of Stores Acquired	Locations	Date Acquired	Accounting Treatment

McRae’s	Jackson, MS	31	Southeast	March 31, 1994	Purchase
Younkers	Des Moines, IA	50	Midwest	February 3, 1996	Pooling
Parisian	Birmingham, AL	40	Southeast/Midwest	October 11, 1996	Purchase
Herberger’s	St. Cloud, MN	37	Midwest	February 1, 1997	Pooling
Carson Pirie Scott (“Carson’s”)	Milwaukee, WI	55	Midwest	January 31, 1998	Pooling
Saks Fifth Avenue	New York, NY	95	National	September 17, 1998	Pooling

The following table sets forth, for the periods indicated, selected items from the Company’s consolidated statements of income, expressed as percentages of net sales (numbers may not total due to rounding):

	Year Ended

	February 1, 2003 (“2002”)	February 2, 2002 (“2001”)	February 3, 2001 (“2000”)

Net sales	100.0%	100.0%	100.0%
Cost of sales (excluding depreciation and amortization)	63.3	65.2	64.0

Gross margin	36.7	34.8	36.0
Selling, general and administrative expenses	22.5	22.9	21.8
Other operating expenses	9.8	9.6	8.8
Losses from long-lived assets	0.3	0.5	1.1
Integration charges	0.2	0.0	0.3

Operating income	3.9	1.7	4.0
Interest expense	(2.1)	(2.2)	(2.3)
Gain on extinguishment of debt	0.0	0.4	0.0
Other income expense, net	0.0	0.0	0.1

Income before income taxes and cumulative effect of accounting change	1.9	0.0	1.8
Provision for income taxes	0.7	0.0	0.6

Income before cumulative effect of accounting change	1.2	0.0	1.1
Cumulative effect of a change in accounting principle, net of taxes	(0.8)	0.0	0.0

Net income	0.4%	0.0%	1.1%

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

FISCAL YEAR ENDED FEBRUARY 1, 2003 COMPARED TO FISCAL YEAR ENDED FEBRUARY 2, 2002

MANAGEMENT’S DISCUSSION OF OPERATIONS

Operating income increased to $233.1 million in 2002 from $104.4 million in 2001. The increase in operating income of $128.7 million was largely attributable to an increase in SFAE’s operating income of $124.2 million, the absence of charges associated with the reorganization of Saks Direct (SFAE’s catalog and e-commerce operations) of $35.1 million in 2001 and a decrease of $9.0 million in charges associated with store closings and dispositions. These improvements were partially offset by a decrease in SDSG’s operating income of $25.7 million and $13.9 million of charges associated with the consolidation of the Younkers home office into Carson’s.

The decrease in operating income at SDSG was primarily due to a 1.6% decrease in comparable store sales, which contributed to a $17.3 million reduction in gross margin. Increased insurance and retirement expenses of $10.6 million and increased store selling payroll of $9.3 million were partially offset by decreased amortization expense of $10.2 million. Although comparable store sales at SFAE declined 1.1%, significantly lower levels of merchandise allowed for a significant reduction in markdowns and contributed to an $82.5 million improvement in gross margin. SFAE’s store operating expenses were reduced by $18.3 million, and the reorganization of Saks Direct contributed to a year-over-year improvement of approximately $30 million in operating contribution.

The 2002 charges associated with the Younkers consolidation, store closings and impairments and other expense reduction efforts aggregated $33.1 million. Charges associated with the consolidation of Younkers totaled $13.9 million, which consisted primarily of property write-downs and employee severance costs. An additional $15.6 million of property write-downs were associated with the impairment and closure of underproductive stores, and $3.6 million of other charges related primarily to other expense reduction efforts.

The Company believes that current economic conditions and geopolitical risks create an environment of uncertainty making the forecasting of near-term operating results particularly difficult. However, based on prevailing trends and conditions, management believes that there may be a decline in 2003 comparable store sales in the low-single digits, accompanied by continued improvements in the gross margin rate driven by enhanced merchandise mix, inventory control and benefits related to the Younkers consolidation.

NET SALES

Net sales decreased $159.4 million or 2.6% in 2002 over 2001. Approximately one-half of the decrease was due to a consolidated comparable store sales decrease of 1.4%, consisting of a 1.6% decrease at SDSG and a 1.1% decrease at SFAE. The decline in comparable store sales was primarily attributable to a poor fourth quarter holiday selling season as a result of continued geopolitical and economic uncertainty. In addition to the comparable store sales decrease, year-over-year sales were approximately $58 million less due to the sale or closure of underproductive stores and approximately $80 million less due to the cessation of SFAE’s catalog operations. These decreases were partially offset by sales generated from new store additions of $62.5 million.

GROSS MARGIN

Gross margin increased $61.4 million or 2.9% in 2002 over 2001. Approximately $65 million of the improvement was in comparable stores and was the result of fewer year-over-year markdowns, particularly at SFAE. Approximately $23 million of margin contribution related to new stores. These increases were partially offset by the loss of approximately $10 million in margin from the reorganization of the Saks Direct operations and the loss of $16.5 million in margin from the sale or closure of stores.

Gross margin as a percentage of net sales was 36.7% in 2002 compared to 34.8% in 2001. The increase in gross margin percent in 2002 was attributable to the decline in year-over-year markdowns taken to clear inventory, principally at SFAE. The 2001 markdowns were due to the weakness in the luxury sector, particularly following September 11th, in addition to markdowns associated with the reorganization of Saks Direct and store closings. Amounts received from vendors as partial reimbursement for excessive markdowns in 2002 were proportionate to the amounts realized in 2001 and did not materially alter the year-over-year improvement in gross margin as a percentage of net sales.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (“SG&A”) decreased $58.2 million or 4.2% in 2002 over 2001, due primarily to a reduction of approximately $40 million in operating expenses related to the reorganization of the Saks Direct business. Additionally, comparable store expense reductions of approximately $2 million were achieved in spite of an $11.9 million increase in insurance and retirement expenses. There was also a year-over-year decline of $12.7 million in severance costs and other certain items, principally related to fewer reorganization and other expense reduction initiatives. Amounts received from vendors in conjunction with compensation programs and cooperative advertising were consistent with the related gross compensation and cooperative advertising expenditures and therefore had no impact on SG&A expense, in dollars or as a percentage of net sales. Amounts received from vendors related to compensation programs were $76.1 million and $67.7 million in 2002 and 2001, respectively. Amounts received from vendors related to cooperative advertising programs were $78.4 million and $85.4 million in 2002 and 2001, respectively.

SG&A as a percentage of net sales decreased to 22.5% in 2002 from 22.9% in 2001. The rate decrease reflected the effect of targeted expense reduction initiatives in excess of the decline in sales.

OTHER OPERATING EXPENSES

Other operating expenses in 2002 decreased slightly from 2001 as the discontinuation of $12.7 million of goodwill amortization was partially offset by $8.2 million of expense increases, principally related to increased depreciation and rental expenses associated with the remodel and expansion of comparable stores and infrastructure capital spending.

Other operating expenses as a percentage of net sales were 9.8% in 2002 compared to 9.6% in 2001. The increase was primarily due to (1) the inability to leverage increased depreciation and rental expenses during a period of comparable store sales decline and (2) the inability to reduce non-store rent and depreciation commensurate with the loss of sales associated with disposed stores and the discontinued catalog operations.

INTEGRATION CHARGES

The Company incurred certain costs to integrate and combine its operations to further enhance the efficiency of back office functions and processes. These charges are primarily comprised of severance benefits, relocation and systems conversion costs. The 2002 charges of $10.0 million related to the consolidation of Younkers into Carson’s. The 2001 charges of $1.5 million related to costs incurred to complete the consolidation of three SDSG southern distribution centers.

LOSSES FROM LONG-LIVED ASSETS

Losses from long-lived assets in 2002 of $19.5 million were comprised of the impairment or closure of underproductive stores totaling $15.6 million and $3.9 million of property write-downs associated with the Younkers consolidation. Losses from long-lived assets of $32.6 million in 2001 consisted of the write-off of goodwill and property and equipment related to Saks Direct of $22.6 million and the impairment or closure of underproductive stores of $10.0 million.

INTEREST EXPENSE

Interest expense declined to $124.1 million in 2002 from $131.0 million in 2001 and as a percentage of net sales decreased to 2.1% in 2002 from 2.2% in 2001. The decrease was due principally to lower average borrowing rates on floating rate debt and lower average debt levels.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

GAIN ON EXTINGUISHMENT OF DEBT

The gain on extinguishment of debt in 2002 related primarily to the recognition of gains related to the prior termination of a related interest rate swap agreement that resulted from the repurchase of senior notes. The 2001 gain was primarily the result of the repurchase of senior notes at a discount to the carrying value.

INCOME TAXES

For 2002 and 2001, the effective income tax rate differs from the federal statutory tax rate due to state income taxes and non-deductible goodwill amortization. The decline in the effective income tax rate was attributable to the discontinuation of non-deductible goodwill amortization and the favorable conclusion to a number of state tax examinations, partially offset by increasing the valuation allowance against deferred income tax assets. Management anticipates that income tax rates in future years will approximate the 2002 rate of 36.5%.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

The cumulative effect of a change in accounting principle is the result of the 2002 adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” in which the Company recorded a non-cash charge of $45.6 million for the write-off of non-deductible SFAE goodwill.

NET INCOME

Net income in 2002 improved to $24.2 million from $0.3 million in 2001 primarily due to the improvement in operating income and the decline in interest expense, partially offset by lower gains on debt extinguishment and the 2002 cumulative effect of accounting change.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

FISCAL YEAR ENDED FEBRUARY 2, 2002 COMPARED TO FISCAL YEAR ENDED FEBRUARY 3, 2001

MANAGEMENT’S DISCUSSION OF OPERATIONS

Operating income decreased to $104.4 million in 2001 from $261.9 million in 2000. The decrease in operating income of $157.5 million was attributable to a decrease in SDSG’s operating income of $54.5 million, a decrease in SFAE’s operating income of $138.5 million and $35.1 million in charges associated with the reorganization of Saks Direct, partially offset by a decrease in integration costs of $18.3 million and a decrease in charges from the impairment or disposition of stores totaling $52.8 million.

The decrease in operating income at SDSG was due to a 2.1% decrease in comparable store sales, which contributed to an $11.8 million reduction in gross margin, and the effect of the sale or closure of underproductive stores totaling $16.4 million. The decrease in operating income at SFAE resulted principally from a 7.8% decrease in comparable store sales, which contributed significantly to a $126.6 million reduction in gross margin. During 2001, both segments took aggressive actions to control operating expenses; however, these actions only partially offset the effect of the comparable store sales decline. Fiscal year 2001 included 52 weeks while fiscal year 2000 included 53 weeks, which is consistent with the retail calendar. The year-over-year effect of the incremental week on operating income was minimal.

The 2001 charges associated with the reorganization of Saks Direct, several store closings, the impairment of several stores and other expense reduction efforts aggregated $64.1 million. Charges associated with the reorganization of the Saks Direct business totaling $35.1 million consisted of a write-down of goodwill, property and equipment and inventory in addition to employee severance costs. Charges associated with store closings and store impairments of $19.9 million were lower in 2001 principally due to charges of $50.9 million in 2000 related to nine SDSG stores sold to the May Department Stores Company. Charges associated with other reorganization and expense reduction efforts of $9.2 million consisted principally of employee severance costs.

NET SALES

Net sales decreased 7.8% in 2001 over 2000 primarily due to a comparable store sales decrease of 4.5%, consisting of a 2.1% decrease at SDSG and a 7.8% decrease at SFAE. The decline in comparable store sales was primarily attributable to the weakness in the luxury goods sector, particularly following the events of September 11th, and the effects of general recessionary economic conditions. Additionally, year-over-year sales were $194.5 million less due to the sale or closure of underproductive stores and $83.8 million less due to the sales from the 53rd week in 2000, partially offset by sales generated from new store additions of $64.5 million.

GROSS MARGIN

Gross margin decreased $259.1 million to $2,110.4 million in 2001. A decrease of $170.2 million was attributable to the negative comparable store sales and related markdowns, the effect of the sale or closure of underproductive stores of $77.3 million, and the 53rd week in 2000, partially offset by new store additions of $20.0 million.

Gross margin as a percentage of net sales was 34.8% in 2001 compared to 36.0% in 2000. The decrease in gross margin percent in 2001 was primarily attributable to markdowns taken to clear inventory, principally at SFAE. These markdowns were principally due to the weakness in the luxury sector, particularly following the events of September 11th, and included markdowns associated with the reorganization of Saks Direct and store closings of ($13.7 million). Amounts received from vendors as partial reimbursement for excessive markdowns were proportionate to the amount of excessive markdowns realized in 2001 and 2000 and did not materially alter the year-over-year decline in gross margin as a percentage of net sales.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A decreased $44.1 million to $1,389.3 million in 2001 due to the absence of expenses associated with the sale or closure of underproductive stores totaling $44.5 million, decreased operating expenses of $24.7 million related to Saks Direct and the effect of the 53rd week in 2000. These decreases were partially offset by an increase in expenses associated with new store additions of $14.3 million and $16.3 million in other items, primarily related to the reorganization of Saks Direct and other expense reduction initiatives. Comparable store SG&A expenses increased $7.0 million, which is relatively constant as a percent of sales (0.1%). Reductions in media spending were offset by increased maintenance, insurance and other employee costs. Amounts received from vendors in conjunction with compensation programs and cooperative advertising were consistent with the related gross compensation and cooperative advertising expenditures and therefore had no impact on SG&A expense or SG&A expense as a percentage of net sales. Amounts received from vendors related to compensation programs were $67.7 million and $56.8 million in 2001 and 2000, respectively. Amounts received from vendors related to cooperative advertising programs were $85.4 million and $101.6 million in 2001 and 2000, respectively.

SG&A as a percentage of net sales increased to 22.9% in 2001 from 21.8% in 2000. The rate increase reflected the inability to reduce operating expenses commensurate with the comparable store sales decline at both SDSG and SFAE.

OTHER OPERATING EXPENSES

Other operating expenses in 2001 were relatively constant with 2000 as increased depreciation and rental expenses associated with the remodel and expansion of comparable stores and increased infrastructure capital (spending principally information technology) of $16.1 million were offset by the decreased depreciation, goodwill amortization and rent associated with disposed stores and reduced property taxes totaling $14.4 million.

Other operating expenses as a percentage of net sales were 9.6% in 2001 compared to 8.8% in 2000. The increase was primarily due to (1) the inability to leverage increased depreciation and rental expenses during a period of comparable store sales decline and (2) the inability to reduce non-store rent and depreciation commensurate with the loss of sales associated with disposed stores.

INTEGRATION CHARGES

The Company incurred certain costs to integrate and combine the operations of previously acquired companies. The 2001 charges of $1.5 million and the 2000 charges of $19.9 million were primarily comprised of severance benefits, relocation and systems conversions related to the consolidation of the McRae’s and Herberger’s operating divisions into Proffitt’s and Carson’s, respectively, and the consolidation of three SDSG southern distribution centers.

LOSSES FROM LONG-LIVED ASSETS

Losses from long-lived assets in 2001 of $32.6 million were comprised of the non-cash write-off of goodwill and property and equipment related to Saks Direct totaling $22.6 million and the impairment or closure of underproductive stores of $10.0 million. Losses from long-lived assets in 2000 of $73.6 million were primarily comprised of the non-cash write-off of goodwill associated with the sale of nine SDSG stores to the May Department Stores Company and, to a lesser extent, impairments on abandoned software and underproductive stores.

INTEREST EXPENSE

Interest expense declined to $131.0 million in 2001 from $150.0 million in 2000 and as a percentage of net sales decreased to 2.2% in 2001 from 2.3% in 2000. The decrease was due principally to lower average borrowing rates on floating rate debt and lower average debt levels.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

GAIN ON EXTINGUISHMENT OF DEBT

The gain on extinguishment of debt in 2001 related primarily to the repurchase of senior notes at a discount to the carrying value.

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

NET INCOME

Net income in 2001 decreased to $0.3 million from $75.2 million in 2000 primarily due to the decline in operating income, partially offset by lower interest expense and a gain on extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

The primary needs for cash are to acquire or construct new stores, renovate and expand existing stores, provide working capital for new and existing stores and service debt. The Company anticipates that cash generated from operating activities, borrowings under its revolving credit agreement and maintaining a proprietary credit card securitization program (until the closing of the transaction with Household Bank (SB), N.A. discussed in “Proprietary Credit Card Receivables Securitization”) will be sufficient to meet its financial commitments and provide opportunities for future growth.

Cash provided by operating activities was $276.3 million in 2002, $374.0 million in 2001 and $485.5 million in 2000. Cash provided by operating activities principally represents income before depreciation and amortization charges and losses from long-lived assets and also includes changes in working capital. The decrease in 2002 from 2001 was primarily due to an increase in invested working capital, resulting from depressed 2001 inventory levels and the use of operating cash to fund pensions. The decrease in 2001 from 2000 was related to a reduction in operating cash flow attributable to the year-over-year earnings decline and was partially offset by a reduction in invested working capital, principally through managing inventory levels down.

Cash provided by used in investing activities was $(139.9) million in 2002, $85.6 million in 2001 and $(248.7) million in 2000. Cash used in investing activities principally consists of construction of new stores and renovation and expansion of existing stores and investments in support areas (e.g. technology, distribution centers, e-business infrastructure). The “net cash provided” in 2001 was largely attributable to $308.0 million of proceeds ($275.5 million after the repurchase of sold receivables) from the sale of nine SDSG stores in early 2001. Additionally, there was a $77.5 million decrease in capital spending from 2001 to 2002. While capital expenditures for distributions centers, e-business and other non-store areas were relatively constant in 2002, the Company significantly decreased the capital expended for new stores, remodels and expansions.

Cash used in financing activities was $(25.9) million in 2002, $(425.1) million in 2001 and $(191.6) million in 2000. The decrease in 2002 from 2001 and the increase in 2001 from 2000 were both attributable primarily to the use of the cash received from the sale of the nine SDSG stores to pay down debt in 2001.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

CASH BALANCES AND LIQUIDITY

The Company’s primary sources of short-term liquidity are comprised of cash on hand and availability under its $700 million revolving credit facility. At February 1, 2003 and February 2, 2002, the Company maintained cash and cash equivalent balances of $209.6 million and $99.1 million, respectively. These amounts consisted principally of invested cash and approximately $30 million of store operating cash. At February 1, 2003 the Company’s utilization of its capacity under the $700 million revolving credit facility consisted of $106.0 million in unfunded letters of credit leaving unutilized availability under the facility of $594.0 million. The amount of cash on hand and borrowings under the facility are influenced by a number of factors, including sales, retained accounts receivable, inventory levels, vendor terms, the level of capital expenditures, cash requirements related to financing instruments, and the Company’s tax payment obligations, among others.

Another source of liquidity for the Company has been the securitization of proprietary credit card receivables generated by National Bank of the Great Lakes (“NBGL”), the Company’s national credit card bank subsidiary, in the asset-backed securitization market. At February 1, 2003, the Company had $1,080.2 million of receivables sold, $434.3 million of which represents a fixed amount series due to mature in 2006, and $645.9 million of which represents outstanding amounts under committed bank-sponsored conduit programs maturing in April 2003. The bank-sponsored conduit programs provide for funding of up to $865 million of receivables, which can be amortized with customer payments at any time. The Company has announced that it and NBGL will sell the Company’s proprietary credit card program to Household Bank (SB), N.A., which will eliminate the need for the securitization facility. If the consummation of that transaction is delayed or does not occur, the Company will continue to utilize the securitization facility to extend the funding under its bank-sponsored conduits or sell new asset-backed instruments, which is discussed in the following capital structure discussion under the heading “Proprietary Credit Cards Receivable Securitization.”

CAPITAL STRUCTURE

The Company’s capital and financing structure is comprised of a revolving credit agreement, senior unsecured notes, the sale of beneficial interests in a trust that owns NBGL’s proprietary credit card receivables, capital and operating leases and real estate mortgage financing.

At February 1, 2003, the Company maintained a $700 million senior revolving credit facility maturing in 2006, which is secured by eligible inventory, the capital stock of all material subsidiaries, and certain intangibles. Borrowings are limited to a prescribed percentage of eligible inventories. There are no debt ratings-based provisions in the facility. The facility includes a fixed-charge coverage ratio requirement of 1:1 that the Company is subject to only if availability under the facility becomes less than $100 million. The facility contains default provisions that are typical for this type of financing, including a provision that would trigger a default of the facility if a default were to occur in another instrument resulting in the acceleration of principal of more than  $20 million in that other instrument.

The Company had $1,185.8 million of unsecured senior notes outstanding as of February 1, 2003 comprised of six separate series having maturities ranging from 2004 to 2019. The terms of each senior note call for all principal to be repaid at maturity. The senior notes have substantially identical terms except for the maturity dates and the interest coupons payable to investors. Each senior note contains limitations on the amount of secured indebtedness the Company may incur. During 2002, the Company used cash from operations to repurchase $24.3 million in senior notes. During 2001, certain of the proceeds from the sale of the nine SDSG store locations in March 2001 were used to repurchase $298.4 million of senior notes. During 2001, the Company also exchanged $141.6 million of cash and $141.6 million of new 9.875% notes due 2011 for $283.1 million of the 2004 notes.

At February 1, 2003 the Company had $135 million in capitalized leases covering various properties and pieces of equipment. The terms of the capitalized leases provide the lessor with a security interest in the asset being leased and require the Company to make periodic lease payments, aggregating between $4 million and $7 million per year.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

The contractual cash obligations at February 1, 2003 associated with this capital and financing structure are illustrated in the following table:

	Payments Due by Period (excluding interest)

	2003	2004	2005	2006	2007	After 2007	Total

	(Dollars in Millions)
Senior unsecured notes	$—	$143	$—	$—	$—	$1,043	$1,186
Revolving credit agreement	—	—	—	—	—	—	—
Capital leases	4	5	5	5	7	113	139
Operating leases	140	132	125	115	105	669	1,286
Real estate mortgages	1	5	1	—	—	—	7
Other licensing fees	4	4	4	4	4	—	20

Total contractual cash obligations	$149	$289	$135	$124	$116	$1,825	$2,638

The Company’s other principal commercial commitments are comprised of the guarantee of $20 million residual value of leased transportation equipment expiring in 2003, pension funding obligations, short-term merchandise purchase commitments, short-term construction commitments, common area maintenance costs and contingent rent payments. Substantially all of the Company’s merchandise purchase commitments are cancelable several weeks prior to a date that precedes the vendor’s scheduled shipment date.

The Company is obligated to fund two cash balance pension plans. At November 1, 2002 (the most recent measurement date), the projected benefit obligation of these plans was $346.4 million, and the fair value of the pension plans’ assets was $195.9 million resulting in an underfunded status of $150.5 million. During January 2003, the Company voluntarily contributed approximately $47 million to the plans to reduce the underfunding and expects no further contributions in 2003. While the Company’s contributions exceed the minimum funding requirements under ERISA and IRS rules and regulations, the significant decrease in the U.S. stock market during recent years contributed substantially to the underfunded status. This increased funding coupled with a recovery in the U.S. stock market should begin to contribute to correcting the funded status of the plans. To the extent the U.S. stock market does not recover or continues to deteriorate, the Company’s cash funding requirements will increase. The Company expects to generate adequate cash flows from operating activities combined with borrowings under its revolving credit agreement in order to meet the pension funding requirements.

PROPRIETARY CREDIT CARDS RECEIVABLE SECURITIZATION

The Company’s proprietary credit cards are issued by NBGL, a wholly owned subsidiary of the Company. Receivables generated from the sale of merchandise on these credit cards are sold by NBGL to another wholly owned subsidiary, Saks Credit Corporation (“SCC”). SCC transfers the receivables to a trust, Saks Credit Card Master Trust (“SCCMT”), which sells to third-party investors, certificates representing an undivided beneficial interest in the pool of receivables held in SCCMT. The certificates have maturity dates and represent an ownership in the cash generated by the credit card receivables. The Company retains an interest in the receivables held in SCCMT, which interest is subordinate to the rights of the third-party investors to the cash flows of the receivables held in SCCMT.

At February 1, 2003, SCCMT held credit card receivables aggregating $1,270.8 million, while certificates of ownership aggregating $1,080.2 million had been sold to third-party investors. Prior to maturity of the certificates, the Company has access to the cash generated by the receivables net of allocations of cash to investors representing the coupon interest rate on their beneficial interests. Upon maturity, the third-party investors are repaid in full with cash collections of payments made by customers, after which the Company will receive all remaining cash to recover its residual ownership interest in the pool of receivables.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

During 2002, the Company and Household Bank (SB), N.A. (“Household”), an affiliate of Household International, entered into an agreement pursuant to which Household and its affiliates will acquire all of the Company’s proprietary credit card business, consisting of the proprietary credit card accounts owned by NBGL and the Company’s ownership interest in the assets of SCCMT. On March 31, 2003, the transaction was approved by the U.S. Comptroller of the Currency subject to certain conditions. The principal condition is for the Company and NBGL to enter into consent orders that require the Company and NBGL to implement and monitor policies and procedures to ensure compliance with the provisions of the Bank Secrecy Act. It is expected that the transaction will close in April 2003. Any of the parties to the transaction may terminate the agreement if the transaction has not been consummated by August 15, 2003, unless such date is otherwise extended by mutual agreement.

As part of the transaction, for a term of ten years following the closing and pursuant to a program agreement, Household will establish and own proprietary credit card accounts for customers of the Company’s operating subsidiaries. Household will retain the benefits and risks associated with the ownership of the accounts, will receive the finance charge income and incur the bad debts associated with those accounts, and will pay a portion of the finance charge income to the Company. During the ten-year term, pursuant to a servicing agreement, the Company will continue to provide key customer service functions, including new account opening, transaction authorization, billing adjustments and customer inquiries, and will receive compensation from Household for these services.

At the closing of the transaction, the Company will receive an amount in cash equal to the difference of (1) the sum of 100% of the outstanding accounts receivable balances, a premium, the value of investments held in securitization accounts, the value of miscellaneous consumable inventory, minus (2) the outstanding principal balance, together with unpaid accrued interest, of specified certificates issued by SCCMT held by public investors, which certificates will be assumed by Household at the closing. The Company plans to use a portion of the cash received at closing to repay amounts due under the SCCMT certificates and related obligations held at the time of the closing by bank-sponsored commercial paper conduit investors, which certificates and obligations will not be assumed by Household. After deducting these repayment amounts and transaction fees and expenses, the Company expects that its net cash proceeds resulting from the transaction at closing will total approximately $300 million. After allocating the cash proceeds to the sold accounts, the program agreement and the servicing agreement, the Company expects to realize a gain of less than $10 million in 2003. The cash proceeds allocated to the ongoing program agreement and to the servicing agreement will be reflected in income over the lives of the agreements.

The Company anticipates utilizing the approximate $300 million in net proceeds to repurchase common stock, reduce debt and to make strategic investments in its core business. With the exception of depreciation expense, all components of the credit operation have been included in the SG&A line item of the income statement (e.g. finance charge income plus securitization gains, less interest cost on the sold receivables, less bad debt expense and less credit administration expenses). The inclusion of the credit operation has historically generated a positive financial contribution, resulting in a net decrease to the SG&A line item. Upon the consummation of the Household transaction, the components of the credit operation will continue to be included in SG&A (e.g. program compensation plus servicing compensation, less servicing expenses). The credit operations are expected to continue producing a positive financial contribution and net reduction to SG&A, but to a lesser degree than historically. Therefore, SG&A is expected to increase after closing. A portion of this increase will be offset by lower interest expense attributable to the planned debt reduction as well as the contribution of any strategic investments made with the net proceeds from closing.

Prior to the closing of the Household transaction, the Company will continue to obtain funding through its existing accounts receivable securitization program. The certificates held by the bank-sponsored commercial paper conduit investors mature on April 15, 2003. If the Company is not able to close the transaction with Household by April 15, 2003, then the Company believes that it will be able to successfully extend the current funding availability with the bank-sponsored conduits or refinance the maturing certificates in the asset-backed securitization market. However, to extend availability of the conduits, the Company would be required to obtain an extension of the maturity of the SCCMT certificates held by the bank-sponsored commercial paper conduit investors to arrange for, negotiate the terms of and implement the refinancing. Should the Company choose to refinance maturing certificates in the asset-backed securitization market, it is expected that the refinancing would take place

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

over a three to six-month period, during which customer payments on receivables would be utilized to pay down the certificate holders’ ownership interest. During this period, the Company believes that it would have sufficient cash on hand and availability under its revolving credit agreement to fund working capital needs. Any refinancing of these certificates could be subject to higher pricing or more restrictive terms than those carried by the outstanding certificates. The Company believes that it will be successful in meeting the capital needs of the Company by either obtaining the extensions on the bank-sponsored conduits or selling sufficient replacement certificates into the asset-backed securities market.

CAPITAL NEEDS

The Company estimates capital expenditures for 2003 will approximate $200 million, primarily for the construction of new stores opening in 2003, initial construction work on stores expected to open in 2004, store expansions and renovations, enhancements to management information systems and replacement capital expenditures.

The Company anticipates that working capital requirements related to new and existing stores and capital expenditures will be funded through cash provided by operations and the revolving credit agreement. Maximum availability under the revolving credit agreement is $700 million. There is no debt rating trigger. During periods in which availability under the agreement exceeds $100 million, the Company is not subject to financial covenants. If availability under the agreement were to decrease to less than $100 million, the Company would be subject to a minimum fixed charge coverage ratio of 1 to 1. During 2002, weighted average borrowings and letters of credit issued under this credit agreement were $123.5 million. The highest amount of borrowings and letters of credit outstanding under the agreement during 2002 was $235.4 million. The Company expects to generate adequate cash flows from operating activities combined with borrowings under its revolving credit agreement in order to sustain its current levels of operations.

Until the Household transaction is consummated, the most significant requirement for new or replacement financing in 2003 is the accounts receivable securitization program. On April 15, 2003, certificates representing $645.9 million in sold receivables (at February 1, 2003) and availability of up to $865 million under bank sponsored conduits will mature. As discussed under the previous heading, “Proprietary Credit Cards Receivable Securitization,” management believes that the Company’s near-term financial risk is minimal with respect to the maturing certificates as the Company believes that it will be able to successfully extend its existing bank-sponsored conduits or refinance the maturing certificates in the asset-backed securitization market. Factors that affect the Company’s ability to sell new certificates include continued high quality in the receivables portfolio and the capacity of the U.S. securitization markets. The Company does expect that the coupon interest rate of the certificate holders will increase over current levels. However, the Company does not believe the increase will significantly affect cash flows or operating results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s critical accounting policies and estimates are discussed in the notes to the consolidated financial statements. Certain judgments and estimates utilized in implementing these accounting policies are likewise discussed in each of the notes to the consolidated financial statements. The following discussion aggregates the judgments and uncertainties affecting the application of these policies and estimates and the likelihood that materially different amounts would be reported under varying conditions and assumptions.

Revenue Recognition. Sales and the related gross margin are recorded at the time customers provide a satisfactory form of payment and take ownership of the merchandise or direct its shipment. There are minimal accounting judgments and uncertainties affecting the application of this policy. The Company estimates the amount of goods that will be returned for a refund and reduces sales and gross margin by that amount. However, given that approximately 15% of merchandise sold is later returned and that the vast majority of merchandise returns are affected within a matter of days of the selling transaction, the risk of the Company realizing a materially different amount for sales and gross margin than reported in the consolidated financial statements is minimal.

Cost of Sales and Inventory Valuation. The Company’s inventory is stated at the lower of LIFO cost or market using the retail method. Under the retail method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased with a charge to Cost of Sales contemporaneous with the lowering of the retail value of the

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

inventory on the sales floor through the use of markdowns. Hence, earnings are negatively impacted as the merchandise is being devalued with markdowns prior to the sale of the merchandise. The areas requiring significant management judgment include (1) setting the original retail value for the merchandise held for sale, (2) recognizing merchandise for which the customer’s perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value and (3) estimating the shrinkage that has occurred through theft during the period between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include (1) setting original retail values for merchandise held for sale at too high a level, (2) failure to identify a decline in perceived value of inventories and process the appropriate retail value markdowns and (3) overly optimistic or overly conservative shrinkage estimates. The Company believes it has the appropriate merchandise valuation and pricing controls in place to minimize the risk that its inventory values would be materially undervalued or overvalued.

Credit Card Income and Expenses. The carrying value of the Company’s retained interest in credit card receivables requires a substantial amount of management judgment and estimates. At the time credit card receivables are sold to third-party investors through the securitization program, generally accepted accounting principles require that the Company recognize a gain or loss equal to the excess of the estimated fair value of the consideration to be received from the credit card receivables sold over their cost. As the receivables are collected, the estimated gains and losses are reconciled to the actual gains and losses. Given that the Company generates credit card receivables of approximately $3 billion per year and average outstanding sold receivables are generally $1.0 billion to $1.2 billion, a substantial majority of the annual estimated credit gains and losses have been reconciled to actual gains and losses. Only that portion of the gains and losses attributable to the outstanding securitized portfolio at year end remains subject to estimating risk. At February 1, 2003, the net gain recognized within the “Retained Interest in Accounts Receivable” asset was $48.2 million.

Determining the fair value of the consideration to be received from the credit card receivables sold includes estimates of the following associated amounts: (1) the gross finance charge income to be generated by the receivables that requires estimates of payment rates, (2) the coupon interest rate due to the third-party investors, (3) bad debts, (4) cost of servicing the receivables and (5) assumed cash flow discount rates. The notes to the consolidated financial statements reflect the critical estimates and assumptions utilized during the two most recent fiscal years. Items that were considered in making judgments and preparing estimates and factors that can lead to variations in the consolidated financial results are as follows:

•	Finance charge income is billed at a contractual rate monthly and warrants little judgment or estimates. The expected credit card customer payment rate is based on historical payment rates weighted to recent payment rate trends. To the extent credit card customers pay off their balances sooner than estimated, this net gain is reduced. Conversely, should the credit card customers pay off balances over a longer period of time, the net gain is increased.

•	The future coupon interest rate due to the third-party investors is estimated using the fixed interest rates in place and estimated floating interest rates over the estimated life of the receivables. To the extent floating interest rates increase beyond the increase embedded in the estimates, the net gain will be reduced. To the extent floating interest rates do not increase to the level embedded in the estimates, the net gain will be increased.

•	Bad debts expected from the sold receivables are based on historical write-off rates, weighted to recent write-off trends and increased or decreased to reflect management’s outlook for trends to develop over the next 12 to 24 months. To the extent there are positive or negative factors on the credit card customers’ ability or intent to pay off the outstanding balance (e.g. unemployment rates, level of consumer debt, bankruptcy legislation), the actual bad debt to be realized could exceed or be less than the amount estimated. Bad debts in excess of those embedded in the estimates reduce the net gain. Conversely, bad debts less than those embedded increase the net gain.

•	Delinquent credit card accounts are written off automatically after the passage of seven months without receiving a monthly payment equal to 80% of the minimum contractual payment. Minimum monthly contractual payments range from 5% to 10%. Accounts are written off sooner in the event of customer bankruptcy, customer death or fraud.

•	The cost of servicing the receivables is estimated using our historical operating costs. This estimate is subject to minimal risk of deviation.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

•	The assumed cash flow discount rates are based on the weighted average cost of debt and are subject to typical interest rate volatility in the debt markets.

The most sensitive assumptions in calculating the gain on sold credit card receivables are the credit card customers’ payment rate, the estimate for bad debts and the assumed cash flow discount rates.

The following table represents the Company’s assumptions in measuring the fair value of retained interests in accounts receivable in 2002, 2001 and 2000:

	2002	2001	2000

Weighted average interest rates applied to credit card balances	21.6%	21.6%	21.6%
Weighted average payment rate	14.4%	14.4%	18.0%
Credit losses expected from the principal amount of receivables sold	3.3%	3.4%	3.3%
Weighted average cost of funding	2.8%	4.2%	6.1%

Depreciation and Recoverability of Capital Assets. Over one-half of the Company’s assets at February 1, 2003 are represented by investments in Property and Equipment and Goodwill and Intangible Assets. Determining appropriate depreciable lives and reasonable assumptions for use in evaluating the carrying value of capital assets requires judgments and estimates.

•	The Company utilizes the straight-line depreciation method and a variety of depreciable lives. Land is not depreciated. Buildings and improvements are depreciated over 20 to 40 years. Store fixtures are depreciated over 10 years. Equipment utilized in stores (e.g. escalators) and in support areas (e.g. distribution centers, technology) and fixtures in support areas are depreciated over 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or their related lease terms, generally ranging from 10 to 20 years. Internally generated computer software is amortized over 3 to 10 years. Generally, no estimated salvage value at the end of the useful life of the assets is considered.

•	To the extent the Company remodels or otherwise replaces or disposes of property and equipment prior to the end of their assigned depreciable lives, the Company could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is being realized. The Company reassesses the depreciable lives in an effort to reduce the risk of significant losses or gains at disposition and utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans.

•	Recoverability of the carrying value of store assets is assessed upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing) and absent certain events, annually. The recoverability assessment requires judgment and estimates for future store generated cash flows. The underlying estimates for cash flows include estimates for future sales, gross margin rates, inflation and store expense increases and decreases. During 2002, the Company recorded $11.0 million in impairment charges associated with stores in which the estimated discounted cash flows would be less than the carrying value of the store assets. There are other stores in which current cash flows are not adequate to recover the carrying value of the store assets. However, the Company believes that estimated sales growth and gross margin improvement will enhance the cash flows of these stores such that the carrying value of the store assets will be recovered. Generally these stores were recently opened and require a two to five-year period to develop the customer base to attain the required cash flows. To the extent management’s estimates for sales growth and gross margin improvement are not realized, future annual assessments could result in impairment charges.

•	Recoverability of goodwill and intangible assets is assessed annually and upon the occurrence of certain events. The recoverability assessment requires management to make judgements and estimates regarding the fair values of its defined reporting units, SDSG and SFAE. The fair values of these units are determined using estimated future cash flows including growth assumptions for future sales, gross margin rates, the effects of inflation and other estimates. To the extent that management’s estimates are not realized, future assessments could result in impairment charges.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

Income Taxes. The majority of the Company’s deferred tax assets at February 1, 2003 consist of federal net operating loss carryforwards that will expire between 2004 and 2018. At February 1, 2003, the Company believes that it will be profitable during the periods 2003 through 2018, allowing it to sufficiently utilize the carrying value of the benefit of the federal net operating loss carryforwards. During 2002, the Company concluded a number of state tax examinations, many of which had addressed corporate organization changes that had occurred over the previous five years in conjunction with the Company’s multiple acquisitions. As a result of these examinations, the Company decreased the tax benefit associated with the state net operating loss carryforwards of certain taxing jurisdictions, reduced the deferred state tax rate associated with the Company’s tax basis differences, and reduced the liability representing exposures associated with various state tax positions. To the extent management’s estimates of future taxable income by jurisdiction is greater than or less than management’s current estimates, future increases or decreases in the benefit of net operating loss carryforwards could occur.

The Company is routinely under audit by federal, state or local authorities in the areas of income taxes and the remittance of sales and use taxes. These audits include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and local tax laws. In evaluating the exposure associated with various tax filing positions, the Company often accrues charges for probable exposures. During 2002, the Company concluded a number of state tax examinations with favorable results. Therefore, during the annual evaluation of tax positions for 2002, the Company decreased the amount previously accrued for probable exposures. At February 1, 2003, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period could be materially affected. At February 1, 2003, two of the Company’s five open tax years were undergoing examination by the Internal Revenue Service.

Pension Plans. Pension expense is based on information provided by outside actuarial firms that use assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually. The pension plans are valued annually on November 1. The projected unit credit method is utilized in recognizing the pension liabilities.

Pension assumptions are based upon management’s best estimates, after consulting with outside investment advisors and actuaries, as of the annual measurement date.

•	The assumed discount rate utilized is based upon the Aa corporate bond yield as of the measurement date. The discount rate is utilized principally in calculating the Company’s pension obligation, which is represented by the Accumulated Benefit Obligation (ABO) and the Projected Benefit Obligation (PBO) and in calculating net pension expense. At November 1, 2002, the discount rate was 6.75%. To the extent the discount rate increases or decreases, the Company’s ABO is decreased or increased, accordingly. The estimated effect of a 0.25% change in the discount rate is $7.5 million on the ABO and $0.8 million on pension expense. To the extent the ABO increases, the after-tax effect of such increase serves to reduce Other Comprehensive Income and Shareholders’ Equity.

•	The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. It is the Company’s policy to invest approximately 60% to 65% of the pension fund assets in equities and 35% to 40% in fixed income securities. This expected average long-term rate of return on assets is based principally on the counsel of the Company’s outside investment advisors. This rate is utilized principally in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year’s annual pension expense is not affected. Rather this gain reduces future pension expense over a period of approximately 15 to 20 years. To the extent the actual rate of return on assets is less than the assumed rate, that year’s annual pension expense is likewise not affected. Rather this loss increases pension expense over approximately 15 to 20 years. During 2002, the Company utilized 9.0% as the expected long-term rate of return on assets and expects to lower the expected long-term rate of return on assets to 8.5% in 2003, which is expected to increase the annual pension expense approximately $1 million.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

•	The assumed average rate of compensation increases is the average annual compensation increase expected over the remaining employment periods for the participating employees. This rate is estimated to be 4% for the periods following November 1, 2002 and is utilized principally in calculating the PBO and annual pension expense. The estimated effect of a 0.25% change in the assumed rate of compensation increases would not be material to the PBO or annual pension expense.

•	At November 1, 2002, the Company had unrecognized pension expense of $121.8 million related to the expected return on assets exceeding actual investment returns; actual compensation increases exceeding assumed average rate of compensation; plan amendments; contributions subsequent to the measurement date and other differences between underlying actuarial assumptions and actual results. This delayed recognition of expense is incorporated into the $150.5 million underfunded status of the plans at November 1, 2002.

INFLATION AND DEFLATION

Inflation and deflation affect the costs incurred by the Company in its purchase of merchandise and in certain components of its SG&A expenses. The Company attempts to offset the effects of inflation, which has occurred in recent years in SG&A, through price increases and control of expenses, although the Company’s ability to increase prices is limited by competitive factors in its markets. The Company attempts to offset the effects of merchandise deflation, which has occurred in recent years, through control of expenses.

SEASONALITY

The Company’s business, like that of most retailers, is subject to seasonal influences, with a significant portion of net sales and net income realized during the fall season, which includes the fourth quarter holiday selling season. In light of these patterns, SG&A expenses are typically higher as a percentage of net sales during the first three quarters of each year, and working capital needs are greater in the last two quarters of each year. The increases in working capital needs during the fall season have typically been financed with cash flow from operations, borrowings under the Company’s revolving credit agreement and cash provided from maintaining a proprietary credit cards securitization program. Generally, more than 30% of the Company’s net sales and more than 75% of net income are generated during the fourth fiscal quarter.

NEW ACCOUNTING PRONOUNCEMENTS

During 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which superseded APB Opinion No. 17 and revised the financial accounting and reporting for goodwill and intangible assets. Among the revisions and guidance set forth in SFAS No. 142 are the discontinuation of the amortization of goodwill and certain intangible assets, periodic testing (at least annually) for the impairment of goodwill and intangible assets at the reporting unit level and additional financial statement disclosures. The adoption of this standard resulted in a non-cash charge of $45.6 million for the write-off of non-deductible SFAE goodwill.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” became effective in 2002. This standard emphasizes and resolves certain issues related to the recognition and measurement of the impairment of long-lived assets, whether held and used or to be disposed of by sale. This standard also extends the reporting of discontinued operations, separate from continuing operations, to include “a component of an entity” that has either been disposed of or is held for sale. It is not expected that this standard will have a significant effect on the Company’s consolidated financial position or results of operations; however, the standard may affect the presentation of income and expenses associated with closed or disposed stores.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

During 2002, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which addresses a variety of accounting practices, including the discontinuation of classifying gains and losses from the extinguishment of debt as “extraordinary items.” The Company has made reclassifications within previously issued income statements to include gains and losses on the early extinguishment of debt in income before income taxes. These reclassifications had no effect on previously reported net income.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. During the third quarter 2002, the Company elected to early adopt this standard as encouraged by the FASB, effective as of the beginning of the year with no effect on prior quarters in 2002. The adoption of this standard had the effect of recognizing costs (principally severance and retention costs) associated with the Younkers consolidation over the period beginning with the consolidation announcement in October 2002 and ending with the severance payments in 2003, as opposed to expensing substantially all of the severance upon announcement in the third fiscal quarter ended November 2, 2002. Thus, costs to complete the Younkers consolidation will be expensed in the first and second quarters of 2003, as opposed to during 2002 under the previous accounting standards.

In August 2002, the Company announced that beginning in 2003, it expected to begin expensing its employee stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Subsequent to this announcement, in December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123,” which provides alternative methods of transition for the voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company anticipates that beginning in the first fiscal quarter of 2003, all future employee stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted. This is consistent with the “prospective method” as defined in SFAS No. 148. It is not expected that this accounting change will have a significant effect on the Company’s financial position or results of operations. Assuming the value and number of option grants remain similar to 2002 levels, the 2003 expense would be approximately $0.02 per share and would grow to approximately $0.05 per share in 2006.

During 2002, FASB Interpretation No. 45 (“FIN 45”) was issued, which provided accounting and disclosure requirements for the issuance of certain types of guarantees, and FIN 46 was issued, which provided guidance on the identification of and financial reporting for, entities over which control is achieved through means other than voting rights, also known as variable-interest entities. Also, during 2002, EITF Issue No. 02-16 was issued, which addresses the accounting by a customer (including a reseller) for certain consideration received from a vendor. Management does not believe that any of these pronouncements will have a significant effect on the Company’s consolidated financial position or results of operations.

RELATED PARTY TRANSACTIONS

During 2002, the Company engaged the services of a law firm, one of whose principals includes a family member of certain executive officers. Fees paid to this firm were at market rates and aggregated approximately $0.1 million in 2002. The Company has also loaned amounts aggregating approximately $1 million to executive officers as a component of the Company’s compensation programs. The Company does not believe these services, fees and loans are material to the consolidated financial position or results from operations.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

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

The forward-looking information and statements are based on a series of projections and estimates that involve risks and uncertainties. Potential risks and uncertainties include such factors as: the level of consumer spending for apparel and other merchandise carried by the Company and its ability to respond quickly to consumer trends; adequate and stable sources of merchandise; the competitive pricing environment within the department and specialty store industries as well as other retail channels; the effectiveness of planned advertising, marketing and promotional campaigns; favorable customer response to increased relationship marketing efforts and proprietary credit card loyalty programs; appropriate inventory management; effective operations of NBGL’s credit card operations; the closing of the proposed Household transaction; and changes in interest rates. For additional information regarding these and other risk factors, please refer to Exhibit 99.1 of the Company’s Form 10-K for the year ended February 1, 2003 filed with the Securities and Exchange Commission, which may be accessed via EDGAR through the Internet at www.sec.gov.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s exposure to market risk primarily arises from changes in interest rates and the U.S. equity, securitization and bond markets. The effects of changes in interest rates on earnings generally have been small relative to other factors that also affect earnings, such as sales and operating margins. The Company seeks to manage exposure to adverse interest rate changes through its normal operating and financing activities and, if appropriate, through the use of derivative financial instruments. Although the Company maintains no derivative financial instruments at February 1, 2003, such instruments are used as part of an overall risk management program in order to manage the costs and risks associated with various financial exposures. The Company does not enter into derivative instruments for trading purposes, as clearly defined in its risk management policies.

During February 2003 and subsequent to year-end, the Company entered an interest rate swap agreement for a notional amount of $75 million related to its 8.25% senior notes maturing 2008. The agreement swaps the fixed 8.25% coupon rate to a variable rate based on the one-month LIBOR rate and matures in 2008.

The effects of changes in the U.S. equity and bond markets serve to increase or decrease the value of pension plan assets, resulting in increased or decreased cash funding by the Company. The Company seeks to manage exposure to adverse equity and bond returns by maintaining diversified mutual fund investment portfolios and utilizing professional managers. The Company maintains no derivative financial instruments as a part of the investment risk management program.

M A N A G E M E N T’ S   D I S C U S S I O N   A N D   A N A L Y S I S

The Company’s assumptions in measuring the retained interests in accounts receivable as of and for the period ended February 1, 2003 and the sensitivity of the fair value to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Assumption	Fair Value Impact of 10% Adverse Change	Fair Value Impact of 20% Adverse Change

Weighted average interest rates applied to credit card balances	21.6%	$(11.4)	$(23.1)
Weighted average payment rate	14.4%	$(7.2)	$(13.5)
Credit losses expected from the February 1, 2003 principal amount of receivables sold	3.3%	$(4.0)	$(8.0)
Weighted average cost of funding	2.8%	$(1.2)	$(2.5)

These sensitivities are hypothetical and should be used with caution. The effect of an adverse change in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might alter the reported sensitivities.

SAKS INCORPORATED & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended

(In Thousands, except per share amounts)	February 1, 2003	February 2, 2002	February 3, 2001

NET SALES	$5,911,122	$6,070,568	$6,581,236
Cost of sales (excluding depreciation and amortization)	3,739,247	3,960,129	4,211,707

Gross margin	2,171,875	2,110,439	2,369,529
Selling, general and administrative expenses	1,331,137	1,389,287	1,433,357
Other operating expenses
Property and equipment rentals	203,636	200,932	196,813
Depreciation and amortization	216,022	219,773	214,099
Taxes other than income taxes	153,834	156,788	163,745
Store pre-opening costs	4,619	5,130	6,196
Losses from long-lived assets	19,547	32,621	73,572
Integration charges	9,981	1,539	19,886

OPERATING INCOME	233,099	104,369	261,861
Interest expense	(124,052)	(131,039)	(149,995)
Gain on extinguishment of debt	709	26,110	—
Other income (expense), net	229	1,083	3,733

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	109,985	523	115,599
Provision for income taxes	40,148	201	40,383

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	69,837	322	75,216
Cumulative effect of a change in accounting principle, net of taxes	(45,593)	—	—

NET INCOME	$24,244	$322	$75,216

Earnings per common share:
Basic earnings per common share before cumulative effect of accounting change	$0.49	$0.00	$0.53
Cumulative effect of accounting change	(0.32)	—	—

Basic earnings per common share	$0.17	$0.00	$0.53

Diluted earnings per common share before cumulative effect of accounting change	$0.48	$0.00	$0.53
Cumulative effect of accounting change	(0.32)	—	—

Diluted earnings per common share	$0.17	$0.00	$0.53

Weighted average common shares:
Basic	142,750	141,988	141,656
Diluted	146,707	144,498	142,718

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)	February 1, 2003	February 2, 2002

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$209,568	$99,102
Retained interest in accounts receivable	267,062	239,420
Merchandise inventories	1,306,667	1,295,878
Other current assets	93,422	74,960
Deferred income taxes, net	41,806	60,569

TOTAL CURRENT ASSETS	1,918,525	1,769,929

PROPERTY AND EQUIPMENT, NET OF DEPRECIATION	2,143,105	2,246,818
GOODWILL AND INTANGIBLES, NET OF AMORTIZATION	316,430	363,528
DEFERRED INCOME TAXES, NET	148,805	173,077
OTHER ASSETS	52,491	42,169

TOTAL ASSETS	$4,579,356	$4,595,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$273,989	$238,818
Accrued expenses	416,024	444,146
Accrued compensation and related items	55,049	51,469
Sales taxes payable	44,849	47,284
Current portion of long-term debt	4,781	5,061

TOTAL CURRENT LIABILITIES	794,692	786,778

LONG-TERM DEBT	1,327,381	1,356,580
OTHER LONG-TERM LIABILITIES	190,011	180,726

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock	14,496	14,399
Additional paid-in capital	2,131,091	2,119,343
Accumulated other comprehensive loss	(69,158)	(28,904)
Retained earnings	190,843	166,599

TOTAL SHAREHOLDERS’ EQUITY	2,267,272	2,271,437

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,579,356	$4,595,521

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity

BALANCE AT JANUARY 29, 2000	142,815	$14,281	$2,103,001	$91,061		$2,208,343
Net income				75,216		75,216
Change in minimum pension liability					$(1,852)	(1,852)

Comprehensive income						73,364
Issuance of common stock	1,715	172	17,296			17,468
Income tax expense related to employee stock plans			(1,323)			(1,323)
Decrease in tax valuation allowance			15,405			15,405
Net activity under stock compensation plans	644	64	5,518			5,582
Repurchase of common stock	(2,041)	(204)	(24,806)			(25,010)

BALANCE AT FEBRUARY 3, 2001	143,133	14,313	2,115,091	166,277	(1,852)	2,293,829
Net income				322		322
Change in minimum pension liability					(27,052)	(27,052)

Comprehensive income (loss)						(26,730)
Issuance of common stock	524	52	3,329			3,381
Income tax expense related to employee stock plans			(1,639)			(1,639)
Net activity under stock compensation plans	792	80	6,102			6,182
Repurchase of common stock	(460)	(46)	(3,540)			(3,586)

BALANCE AT FEBRUARY 2, 2002	143,989	14,399	2,119,343	166,599	(28,904)	2,271,437
Net income				24,244		24,244
Change in minimum pension liability					(40,254)	(40,254)

Comprehensive income (loss)						(16,010)
Issuance of common stock	1,336	132	10,433			10,565
Income tax benefits related to employee stock plans			1,178			1,178
Net activity under stock compensation plans	335	35	7,178			7,213
Repurchase of common stock	(700)	(70)	(7,041)			(7,111)

BALANCE AT FEBRUARY 1, 2003	144,960	$14,496	$2,131,091	$190,843	$(69,158)	$2,267,272

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended

(In Thousands)	February 1, 2003	February 2, 2002	February 3, 2001

OPERATING ACTIVITIES
Net income	$24,244	$322	$75,216
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on extinguishment of debt	(709)	(26,110)	—
Cumulative effect of accounting change	45,593	—	—
Depreciation and amortization	216,022	219,773	214,099
Provision for employee stock compensation	7,213	6,182	5,582
Deferred income taxes	40,368	1,065	73,671
Losses from long-lived assets	19,547	32,621	73,572
Changes in operating assets and liabilities:
Retained interest in accounts receivable	(27,642)	(18,611)	4,491
Merchandise inventories	(10,789)	(189,266)	(29,428)
Other current assets	(18,462)	(26,811)	14,234
Accounts payable and accrued liabilities	34,869	(31,829)	48,063
Other operating assets and liabilities	(53,953)	28,104	5,952

NET CASH PROVIDED BY OPERATING ACTIVITIES	276,301	373,972	485,452

INVESTING ACTIVITIES
Purchases of property and equipment	(142,355)	(219,838)	(274,852)
Proceeds from sale of stores and property and equipment	2,434	305,441	26,107

NET CASH PROVIDED BY USED IN INVESTING ACTIVITIES	(139,921)	85,603	(248,745)

FINANCING ACTIVITIES
Payments on long-term debt	(29,393)	(422,829)	(8,267)
Net borrowings (repayments) under revolving credit agreement	—	—	(159,000)
Purchases and retirements of common stock	(7,111)	(3,586)	(25,010)
Proceeds from issuance of stock	10,590	1,282	670

NET CASH USED IN FINANCING ACTIVITIES	(25,914)	(425,133)	(191,607)

INCREASE IN CASH AND CASH EQUIVALENTS	110,466	34,442	45,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	99,102	64,660	19,560

CASH AND CASH EQUIVALENTS AT END OF YEAR	$209,568	$99,102	$64,660

Non-cash investing and financing activities are further described in the accompanying notes.

The accompanying notes are an integral part of these consolidated financial statements.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 ORGANIZATION

Saks Incorporated (hereinafter the “Company”) is a national retailer currently operating, through subsidiaries, traditional and luxury department stores. The Company operates the Saks Department Store Group (“SDSG”), which consists of stores operated under the following nameplates: Proffitt’s, McRae’s, Younkers, Parisian, Herberger’s, Carson Pirie Scott (“Carson’s”), Bergner’s and Boston Stores. The Company also operates Saks Fifth Avenue Enterprises (“SFAE”), which consists of Saks Fifth Avenue stores and Saks Off 5th stores.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported consolidated financial statements to conform to the presentation in the current period. Additionally, in accordance with SFAS No. 145, the Company reclassified its gains from extinguishment of debt from “extraordinary items” to a component of “income before income taxes.” These reclassifications have no effect on previously reported total assets, shareholders’ equity, net income or cash flows.

The Company’s fiscal year ends on the Saturday closest to January 31. Fiscal year 2002 (“2002”) contained 52 weeks and ended on February 1, 2003. Fiscal year 2001 (“2001”) contained 52 weeks and ended on February 2, 2002. Fiscal year 2000 (“2000”) contained 53 weeks and ended on February 3, 2001.

NET SALES

Net sales include sales of merchandise (net of returns and exclusive of sales taxes), commissions from leased departments and shipping and handling revenues related to merchandise sold. Net sales are recognized at the time customers provide a satisfactory form of payment and take ownership of the merchandise or direct its shipment.

Revenues from shipping and handling included in net sales were $2,357 in 2002, $8,572 in 2001 and $10,597 in 2000. Commissions from leased departments were $42,203, $40,988 and $41,260 in 2002, 2001 and 2000, respectively. Leased department sales were $290,098 in 2002, $276,164 in 2001 and $277,050 in 2000 and were excluded from net sales.

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

RETAINED INTEREST IN ACCOUNTS RECEIVABLE

Receivables generated from the sale of merchandise using proprietary credit cards issued by National Bank of the Great Lakes “NBGL”, the Company’s wholly owned subsidiary, are securitized through the sale of undivided interests to third-party investors for a portion of the receivables portfolio. A gain or loss is recorded equal to the excess or deficiency of the estimated fair value of the consideration to be received over the cost of the receivables sold. The Company estimates fair value based on the present value of expected future cash flows determined using management’s best estimates of portfolio yield, credit losses, payment rates and the weighted average cost of funding. The carrying value of the Company’s retained interest approximates fair value, and the Company retains the servicing rights to all receivables sold.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

MERCHANDISE INVENTORIES AND COST OF SALES

Merchandise inventories are valued by the retail method and are stated at the lower of cost (last-in, first-out “LIFO”) or market and include freight and certain buying and distribution costs. The Company also takes markdowns related to slow moving inventory, ensuring the appropriate inventory valuation. At February 1, 2003 and February 2, 2002, the LIFO value of inventories exceeded market value and, as a result, inventory was stated at the lower market amount.

Consignment merchandise on hand of $112,435 and $110,567 at February 1, 2003 and February 2, 2002, respectively, is not reflected in the consolidated balance sheets.

Consistent with industry business practice, the Company receives reimbursement from certain vendors for excessive markdowns related to the vendor’s merchandise. These reimbursements are included in cost of sales in the fiscal period in which the markdowns are incurred.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (“SG&A”) are comprised principally of the costs related to employee compensation and benefits in the selling and administrative support areas, advertising, certain store and headquarters occupancy, operating and maintenance costs (exclusive of rent, depreciation, and property taxes), insurance programs, telecommunications, and other operating expenses not specifically categorized elsewhere in the consolidated statements of income. The Company receives allowances from merchandise vendors in conjunction with incentive compensation programs for employees who sell the vendors’ merchandise. These allowances are netted against the related compensation expense. Amounts received from vendors related to compensation programs were $76,052, $67,731 and $56,769 in 2002, 2001 and 2000, respectively.

Consistent with industry practice, the Company and certain of its merchandise vendors jointly produce and distribute print and television media. Gross expenditures for such advertising is reduced by the portion funded by the vendor, and the net advertising expense is included in SG&A. Amounts received from vendors related to these cooperative advertising programs were $78,355, $85,388 and $101,558 in 2002, 2001 and 2000, respectively. Net advertising expenses were $185,431, $195,765 and $222,020 in 2002, 2001 and 2000, respectively.

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

GOODWILL AND INTANGIBLES

The Company has allocated the purchase price of previous purchase transactions to identifiable tangible assets and liabilities based on estimates of their fair values, with the remainder allocated to goodwill and intangible assets. During 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which required the discontinuation of goodwill amortization and set parameters for the periodic testing (at least annually) for the impairment of goodwill and intangible assets. SFAS No. 142 required the Company to establish reporting units for testing goodwill recoverability, whereby estimates of fair value of the reporting units are compared to their respective carrying values to determine any impairment of goodwill. The Company established two reporting units, SDSG and SFAE, for purposes of measuring recoverability. Commensurate with

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

adopting the standard in 2002, the Company performed recoverability tests and determined all of the SFAE non-deductible goodwill of $45,593 to be impaired, which is reflected in the consolidated statements of income as the cumulative effect of adopting the standard. At February 1, 2003, the fair value of the SDSG reporting unit exceeded the carrying amount of its assets and goodwill. Amortization of the remaining amortizable intangible assets is provided on the straight-line basis over the estimated useful lives of the assets, ranging from 10 to 15 years.

Prior to 2002, the Company also performed annual assessments of goodwill recoverability based on comparing the carrying amount of the assets to their respective fair values. Fair value was estimated based upon the utilization of the assets and the expected future cash flows. In 2001 and 2000, the Company recorded charges of approximately $18,000 and $42,000, respectively, related to dispositions and impairments of goodwill and intangibles, which are included in “Losses from Long-Lived Assets” in the consolidated statements of income. The 2001 charges primarily relate to the write-off of Saks Direct goodwill and intangible assets resulting from the reorganization of that business. The 2000 charges primarily relate to the write-down of goodwill associated with the sale of nine SDSG stores.

DERIVATIVES

The Company uses financial derivatives only to manage its costs and risks in conjunction with specific business transactions. All derivative instruments are recognized on the balance sheet at fair value. Changes in fair value of the effective portion of cash flow hedges are included in other comprehensive income as a component of shareholders’ equity. Changes in the fair value of certain non-cash flow hedges and the ineffective portion of cash flow hedges are recognized immediately in earnings.

There were no derivative instruments held by the Company at February 1, 2003 or February 2, 2002. However, during 2001, the Company entered into a commodity management agreement with Enron Energy Services that served to hedge certain of the Company’s exposures to energy price volatility. Upon Enron’s bankruptcy filing in the fourth quarter of 2001, the Company terminated the agreement.

Subsequent to year-end in February 2003, the Company entered an interest rate swap agreement for a notional amount of $75,000 related to its 8.25% senior notes maturing 2008. The agreement swaps the fixed 8.25% coupon rate to a variable rate based on the one-month LIBOR rate and matures in 2008.

STOCK-BASED COMPENSATION PLANS

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method. Compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. In 2003, the Company will begin expensing the fair value of stock option grants over the vesting period in accordance with the “prospective method” as defined in SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.”

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Under the intrinsic value method, as the option exercise price is generally equal to fair value of the common shares at the date of the option grant, no compensation cost is recognized. Had compensation cost for the Company’s stock-based compensation plans been determined under the fair value method, using the Black-Scholes option-pricing model, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below.

	2002	2001	2000

Net income as reported	$24,244	$322	$75,216
Add: Stock-based employee compensation expense included in net income, net of related tax effects	7,213	6,182	5,582
Deduct: Total stock-based employee compensation expense determined under the fair value method for awards	(24,899)	(33,377)	(24,993)
Pro forma net income(loss)	$(6,558)	$(26,873)	$55,805
Basic earnings (loss) per common share
As reported	$0.17	$0.00	$0.53
Pro forma	$(0.05)	$(0.19)	$0.39
Diluted earnings(loss) per common share
As reported	$0.17	$0.00	$0.53
Pro forma	$(0.04)	$(0.19)	$0.39

The four assumptions for determining compensation costs under the fair value method include (1) a risk-free interest rate based on zero-coupon government issues on each grant date with the maturity equal to the expected term of the option (3.70%, 4.85% and 6.17% for 2002, 2001 and 2000, respectively), (2) an expected term of five years, (3) an expected volatility of 48.8%, 45.7% and 45.7% for 2002, 2001 and 2000, respectively, and (4) no expected dividend yield. The Black-Scholes option-pricing model does not include the inability to sell or transfer options, vesting requirements and a reduced exercise period upon termination of employment – all of which would reduce the fair value of the options.

PENSION PLANS

Pension expense is based on information provided by outside actuarial firms that use assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually. The Company’s funding policy provides that payments to the pension trusts shall be at least equal to the minimum funding requirement of the Employee Retirement Income Security Act of 1974. The Company may also provide additional payments from time to time, not to exceed the maximum tax-deductible limitation.

The pension plans are valued annually on November 1. The projected unit credit method is utilized in recognizing the pension liabilities.

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

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

EARNINGS PER SHARE

Basic earnings per share (“EPS”) have been computed based on the weighted average number of common shares outstanding.

	2002			2001			2000

	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount

Basic EPS –
Income before cumulative effect of accounting change	$69,837	142,750	$0.49	$322	141,988	$0.00	$75,216	141,656	$0.53
Effect of dilutive stock options	—	3,957	(0.01)	—	2,510	—	—	1,062	—

Diluted EPS –
Income before cumulative effect of accounting change	$69,837	146,707	$0.48	$322	144,498	$0.00	$75,216	142,718	$0.53

Additionally, the Company had 14,909, 27,051 and 14,910 options to purchase shares of common stock outstanding at 2002, 2001 and 2000, respectively, that were not included in the computation of diluted EPS because the exercise price of the options was greater than the market price of the common shares. At February 1, 2003, these options had exercise prices ranging from $11.43 to $48.78 per share. If the market price becomes greater than the exercise price, these options will be dilutive and the treasury stock method will be applied to determine the number of dilutive shares.

NOTE 3 ACCOUNTS RECEIVABLE SECURITIZATIONS

Asset securitization is the process whereby proprietary credit card receivable balances are converted into securities generally referred to as asset-backed securities. The securitization of credit card receivables is accomplished primarily through public and private issuances of these asset-backed securities. Asset securitization removes credit card receivables from the consolidated balance sheet through the sale of the securities.

The Company’s proprietary credit cards are issued by NBGL. Receivables generated from the sale of merchandise on these credit cards are sold by NBGL to another wholly owned subsidiary, Saks Credit Corporation (“SCC”). SCC transfers, conveys and assigns all its rights and interests in the receivables, including its interests in proceeds, to a trust, Saks Credit Card Master Trust (“SCCMT”). SCCMT was formed pursuant to the Master Pooling and Services Agreement by and among Saks Incorporated as Servicer, Saks Credit Corporation as Transferor and Wells Fargo Bank as Trustee. SCCMT maintains no indebtedness. As Servicer, the Company is responsible for administering the credit card program, including the collection and application of funds with respect to SCCMT. The Trustee ensures that such servicing and administration is conducted in accordance with the Master Pooling and Services Agreement. Certificates representing undivided beneficial interests in the pool of receivables held in SCCMT are issued to third-party investors, proceeds from which are remitted by SCCMT back to SCC as consideration for its conveyance of receivables to SCCMT. SCC retains an interest in SCCMT that is subordinate to the rights of third-party investors to cash flows from receivables and repayment. The amount of receivables representing certificates sold to third-party investors are accounted for as having been sold, and the subordinated interest of SCC is recorded as an asset under “Retained Interest in Accounts Receivable” on the Company’s consolidated balance sheet.

Prior to maturity, third-party investors are paid a coupon rate of interest on the balance of certificates issued. Interest is paid from cash held in SCCMT representing collections of principal and finance charge income payments on accounts by customers. On a monthly basis, after all such interest has been paid to the third-party investors, SCC is entitled to any residual cash collected for such month. Prior to maturity of the certificates, the Company has access to the cash generated by the receivables net of allocations of cash to investors representing the coupon interest rate on their beneficial interests. Upon maturity, the certificate owners are repaid in full with cash collections of payments made by customers, after which the Company will receive all remaining cash to recover its residual ownership interest in the pool of receivables.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

During 2002, the Company and Household Bank (SB), N.A. (“Household”), an affiliate of Household International, entered into an agreement pursuant to which Household and its affiliates will acquire all of the Company’s proprietary credit card business, consisting of the proprietary credit card accounts owned by NBGL and the Company’s ownership interest in the assets of SCCMT. On March 31, 2003, the transaction was approved by the U.S. Comptroller of the Currency subject to certain conditions. The principal condition is for the Company and NBGL to enter into consent orders that require the Company and NBGL to implement and monitor policies and procedures to ensure compliance with the provisions of the Bank Secrecy Act. It is expected that the transaction will close in April 2003. Any of the parties to the transaction may terminate the agreement if the transaction has not been consummated by August 15, 2003, unless such date is otherwise extended by mutual agreement.

As part of the transaction, for a term of ten years following the closing and pursuant to a program agreement, Household will establish and own proprietary credit card accounts for customers of the Company’s operating subsidiaries. Household will retain the benefits and risks associated with the ownership of the accounts, will receive the finance charge income and incur the bad debts associated with those accounts, and will pay a portion of the finance charge income to the Company. During the ten-year term, pursuant to a servicing agreement, the Company will continue to provide key customer service functions, including new account opening, transaction authorization, billing adjustments and customer inquiries, and will receive compensation from Household for these services.

At the closing of the transaction, the Company will receive an amount in cash equal to the difference of (1) the sum of 100% of the outstanding accounts receivable balances, a premium, the value of investments held in securitization accounts and the value of miscellaneous consumable inventory, minus (2) the outstanding principal balance, together with unpaid accrued interest, of specified certificates issued by SCCMT held by public investors, which certificates will be assumed by Household at the closing. The Company plans to use a portion of the cash received at closing to repay amounts due under the SCCMT certificates and related obligations held at the time of the closing by bank-sponsored commercial paper conduit investors, which certificates and obligations will not be assumed by Household. After deducting these repayment amounts and transaction fees and expenses, the Company expects that its net cash proceeds resulting from the transaction at closing will total approximately $300 million. After allocating the cash proceeds to the sold accounts, the program agreement and the servicing agreement, the Company does not expect to realize a significant gain. The cash proceeds allocated to the ongoing program agreement and to the servicing agreement will be reflected in income over the lives of the agreements. During 2002, the Company incurred $1.5 million of pre-tax charges related to this transaction, primarily associated with professional and other transaction fees. These charges were included in SG&A.

With the exception of depreciation expense, all components of the credit operation have been included in the SG&A line item of the income statement (e.g. finance charge income plus securitization gains, less interest cost on the sold receivables, less bad debt expense and less credit administration expenses). Upon the consummation of the Household transaction, the components of the credit operation will continue to be included in SG&A (e.g. program compensation plus servicing compensation, less servicing expenses).

Prior to the closing of the Household transaction, the Company will continue to obtain funding through its existing accounts receivable securitization program. The certificates held by the bank-sponsored commercial paper conduit investors mature on April 15, 2003. If the Company is not able to close the transaction with Household by April 15, 2003, then the Company believes that it will be able to successfully extend the current funding availability with the bank-sponsored conduits or refinance the maturing certificates in the asset-backed securitization market. However, to extend availability of the conduits, the Company would be required to obtain an extension of the maturity of the SCCMT certificates held by the bank-sponsored commercial paper conduit investors to arrange for, negotiate the terms of, and implement the refinancing. Should the Company choose to refinance maturing certificates in the asset-backed securitization market, it is expected that the refinancing would take place over a three to six-month period, during which customer payments on receivables would be utilized to pay down the certificate holders’ ownership interest. During this period, the Company believes that it would have sufficient cash on hand and availability under its revolving credit agreement to fund working capital needs. Any refinancing of these certificates could be subject to higher pricing or more restrictive terms than those carried by the outstanding certificates. The Company believes that it will be successful in meeting the capital needs of the Company by either obtaining the extensions on the bank-sponsored conduits or selling sufficient replacement certificates into the asset-backed securities market.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The certificates outstanding at February 1, 2003 mature at the dates indicated in the following tables and are subject to certain terms and conditions. The most significant terms and conditions include: a limitation on sold certificates (approximately 85% to 90% of the pool of receivables), a minimum net yield on the portfolio (net yield is defined as the quotient of gross finance charges collected from customers, minus a servicing fee paid to the Company, minus the amount of defaulted receivables, minus the amount of interest paid to third-party investors; divided by the outstanding principal balance of certificates issued by SCCMT; all stated on an annualized basis), a minimum customer payment rate and, for the variable certificate only, a minimum fixed charge ratio of 1 to 1 if and when availability under the Company’s revolving credit agreement decreases to less than $100,000. The fixed charge coverage ratio and availability requirement contained in the agreements governing the variable funding certificates is identical to the requirement contained in the Company’s revolving credit agreement. This provision relates to the Company and its financial condition as Servicer under the Master Pooling and Servicing Agreement.

Noncompliance with the terms and conditions could result in acceleration of the maturity dates. Upon maturity, the certificate owners are repaid with cash collections of principal payments made by customers until such time their ownership interests are satisfied, after which the Company receives all such cash to recover its residual ownership interest. Maturity dates for securitization instruments are determined based on (1) the minimum and maximum maturities as established by investors in the market for similar instruments; and (2) the aggregate level of receivables expected to be held by SCCMT and the timing and magnitude of the related cash flows. Historically, all maturing securitization instruments have been successfully renewed or refinanced on acceptable terms.

The Company’s and the certificate holders’ owned interest in the receivables at February 1, 2003 and February 2, 2002, was as follows:

	February 1, 2003	February 2, 2002

Amount of receivables securitized	$1,255,910	$1,295,608
Amounts sold to third-party investors	(1,080,156)	(1,147,731)

Retained interest in amount of receivables securitized	175,754	147,877
Restricted cash associated with securitization	28,136	34,482
Fair value of retained interest in amounts sold to third-party investors	48,234	37,728
Receivables not securitized	14,938	19,333

Retained interest in accounts receivable	$267,062	$239,420

The Company has the ability to issue certificates of beneficial interest in fixed or variable denominations with fixed or variable implicit discount rates. At February 1, 2003, the Company had available the following funding sources:

Funding Capacity	Amount Outstanding February 1, 2003	Average Outstanding During 2002	Maturity Date

Fixed amount	$434,250	$434,250	July 2006
Variable amount up to $ 550,500	516,151	417,421	April 2003
Variable amount up to $ 315,000	129,755	79,477	April 2003

	$1,080,156	$931,148

While the Company has no obligations to reimburse the trust or investors for credit losses, the Company is obligated to repurchase receivables related to customer credits such as merchandise returns and other receivables defects.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Income, losses and expenses associated with the credit card receivables are included in SG&A. For 2002, 2001 and 2000, these amounts were as follows:

	2002	2001	2000

Finance charge income and fees	$250,570	$268,005	$269,812
Securitization gains	8,586	6,247	6,972
Finance charge income and fees retained by certificate holders	(30,700)	(52,020)	(77,119)
Bad debt expense:
Write-offs, net of recoveries, including fraud	(89,269)	(81,957)	(81,451)
Change in the allowance for bad debts	6,971	3,560	13,197

	82,298	78,397	68,254
Net credit card contribution before operating and marketing expenses, overhead and other financing costs	$146,158	$143,835	$131,411

Finance charge income and fees retained by certificate holders represent the coupon interest rate on the principal balances of the SCCMT certificates held by the certificate holders. Gains are recorded at the time of the sale equal to the excess of the estimated fair value of the receivables sold over the cost of the receivables sold. Cash associated with the gains is realized as the underlying credit card receivables are paid down.

The Company’s assumptions in measuring the retained interests in accounts receivable as of and for the year ended February 1, 2003 and the sensitivity of the fair value to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Assumption	Fair Value Impact of 10% Adverse Change	Fair Value Impact of 20% Adverse Change

Weighted average interest rates applied to credit card balances	21.6%	$(11.4)	$(23.1)
Weighted average payment rate	14.4%	$(7.2)	$(13.5)
Credit losses expected from the February 1, 2003 principal amount of receivables sold	3.3%	$(4.0)	$(8.0)
Weighted average cost of funding	2.8%	$(1.2)	$(2.5)

These sensitivities are hypothetical and should be used with caution. The effect of an adverse change in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might alter the reported sensitivities. Outstanding delinquencies associated with principal amounts of securitized receivables were $33,606 or 2.7% and $38,623 or 3.0% at February 1, 2003 and February 2, 2002, respectively.

The table below summarizes cash flow movements between the credit card trusts and the Company for 2002 and 2001:

	2002	2001

Net proceeds from new securitizations	$516,150	$434,250
Proceeds from collections reinvested in previous securitizations	$2,924,288	$3,064,844
Trust principal payments on previous securitizations	$(583,725)	$(498,552)
Interest received on retained interests	$263	$931
Interest paid to third-party interests in credit card related trusts	$32,383	$54,130

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

While the Company’s store locations are distributed across 39 states, there are concentrations of related credit card receivables in certain geographic areas as illustrated below:

Gross Receivables

Illinois	16.8%
Alabama	11.2%
Mississippi	6.2%
Wisconsin	5.8%
Florida	5.7%
New York	5.1%
Other states, individually less than 5%	49.2%

100.0%

NOTE 4 PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	February 1, 2003	February 2, 2002

Land and land improvements	$274,460	$271,686
Buildings	1,028,299	997,353
Leasehold improvements	589,864	594,733
Fixtures and equipment	1,447,677	1,385,548
Construction in progress	13,783	34,565

	3,354,083	3,283,885
Accumulated depreciation	(1,210,978)	(1,037,067)

	$2,143,105	$2,246,818

For 2002 and 2001, the Company recognized charges related to property and equipment of approximately $19,000 and $15,000, respectively, that are included in Losses from Long-Lived Assets in the accompanying consolidated statements of income. The 2002 charges largely related to the impairment of underproductive or closed store locations and, to a lesser extent, the write-down of fixed assets associated with the Younkers consolidation into Carson. The 2001 charges primarily relate to the write-off of fixed assets associated with the reorganization of Saks Direct and impairment charges taken on underproductive or closed store locations. These underproductive stores, at both SDSG and SFAE, had estimated future cash flows that were not in excess of their carrying book values. Based upon its most recent analyses at February 1, 2003, the Company believes that no additional impairment of property and equipment currently exists, other than that which has been reflected in the consolidated statements of income.

During 2001, the Company completed the sale of nine SDSG stores to the May Department Stores Company for an aggregate purchase price of approximately $308,000. The transaction included the sale of real and personal property, along with certain merchandise inventory and customer accounts receivable.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaced SFAS No. 121 and replaced certain provisions of APB Opinion No. 30, became effective in 2002. This standard reemphasizes significant issues addressed by SFAS 121 related to the recognition and measurement of the impairment of long-lived assets, whether held and used or to be disposed of by sale. This standard also extends the provisions of APB 30 regarding the reporting of discontinued operations, separate from continuing operations, to include “a component of an entity” that has either been disposed of or is held for sale. It is not expected that this standard will have a significant effect on the Company’s consolidated financial position or results of operations. However, the standard may impact the presentation of income and expenses associated with closed or disposed stores.

NOTE 5 GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No. 142, “Goodwill and Other Intangible Assets,” became effective for the Company in 2002. The standard revised the financial accounting to require the discontinuation of the amortization of goodwill and certain intangible assets, and the requirement of periodic testing (at least annually) for the impairment of goodwill. The standard required a goodwill impairment test as of the adoption date.

Consistent with its reportable operating segments, the Company identified its reporting units to be SDSG and SFAE. The fair value of these reporting units was estimated using the expected present value of associated future cash flows and market values of related businesses, where appropriate. The Company completed its impairment test during the first quarter of 2002 and determined that all of the $45,593 of non-deductible goodwill recorded within the SFAE reporting unit was impaired. This impairment was the result of sequential periods of decreased operating profit and generally reduced market values for luxury retailers. Accordingly, the Company recognized a charge for the cumulative effect of adopting the accounting standard as shown in the accompanying consolidated statements of income.

The changes in the carrying amounts of goodwill for 2002 and the components of other amortizable assets at February 1, 2003 were as follows:

	SDSG	SFAE	Consolidated

Goodwill balance at February 2, 2002	$308,522	$45,593	$354,115
Cumulative effect of adopting SFAS No. 142	—	(45,593)	(45,593)

Goodwill balance at February 1, 2003	308,522	—	308,522
Other amortizable intangible assets:
Carrying amount of credit card base and customer lists	8,115	14,595	22,710
Accumulated amortization	(2,191)	(12,611)	(14,802)

Other amortizable intangible assets, net	5,924	1,984	7,908

Total goodwill and intangibles at February 1, 2003	$314,446	$1,984	$316,430

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company reassessed the lives of its amortizable intangible assets in connection with the adoption of the standard, which resulted in no changes to the useful lives. The components of amortization expense for 2002 and the related estimated amortization expense for the next five fiscal years are as follows:

	Credit Card Base	Customer Lists	Total Amortization

Actual and estimated aggregate amortization expense:
2002 actual	$541	$964	$1,505
2003 estimated	$541	$964	$1,505
2004 estimated	$541	$876	$1,417
2005 estimated	$541	$27	$568
2006 estimated	$541	$27	$568
2007 estimated	$541	$27	$568

The following table presents the income and related earnings per share data adjusted for the effect of the change in goodwill amortization.

	2002	2001	2000

Reported income before accounting change	$69,837	$322	$75,216
Add back: goodwill amortization	—	13,084	19,569

Adjusted income before accounting change	$69,837	$13,406	$94,785

Reported net income	$24,244	$322	$75,216
Add back: goodwill amortization	—	13,084	19,569

Adjusted net income	$24,244	$13,406	$94,785

Basic earnings per common share:
Reported income before accounting change	$0.49	$0.00	$0.53
Add back: goodwill amortization	—	0.09	0.14

Adjusted income before accounting change	$0.49	$0.09	$0.67

Reported net income	$0.17	$0.00	$0.53
Goodwill amortization	—	0.09	0.14

Adjusted net income	$0.17	$0.09	$0.67

Diluted earnings per common share:
Reported income before accounting change	$0.48	$0.00	$0.53
Add back: goodwill amortization	—	0.09	0.14

Adjusted income before accounting change	$0.48	$0.09	$0.67

Reported net income	$0.17	$0.00	$0.53
Goodwill amortization	—	0.09	0.14

Adjusted net income	$0.17	$0.09	$0.67

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 INCOME TAXES

The components of income tax expense were as follows:

	2002	2001	2000

Current:
Federal	$(395)	$(2,672)	$(34,871)
State	175	1,808	1,583

Deferred:	(220)	(864)	(33,288)
Federal	40,196	7,289	73,833
State	172	(6,224)	(162)

	40,368	1,065	73,671

Total expense	$40,148	$201	$40,383

Components of the net deferred tax asset or liability recognized in the consolidated balance sheets were as follows:

	February 1, 2003	February 2, 2002

Current:
Deferred tax assets:
Accrued expenses	$45,605	$47,492
AMT credit	3,518	5,794
NOL carryforwards	29,614	32,999
Deferred tax liabilities:
Retained interest in accounts receivable	(24,440)	(21,804)
Inventory	(12,491)	(3,912)

Net current deferred tax asset	$41,806	$60,569

Non-current:
Deferred tax assets:
Capital leases	$24,118	$23,076
Other long-term liabilities	73,674	73,998
NOL carryforwards	205,398	232,166
Valuation allowance	(24,931)	(6,868)
Deferred tax liabilities:
Property and equipment	(122,523)	(139,937)
Other assets	(6,931)	(9,358)

Net non-current deferred tax asset	$148,805	$173,077

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

At February 1, 2003, the Company had $636,957 of federal tax net operating loss carryforwards (“NOLs”). During 2002, the Company recorded a full valuation allowance against its state tax NOL carryforwards. The carryforwards will expire between 2004 and 2018. The future utilization of the federal carryforwards is restricted under federal income tax change-in-ownership rules. The Company believes it will be profitable during periods from 2003 through 2018 sufficiently to utilize the benefit of the NOLs, after considering the valuation allowance, and it is more likely than not that the benefit of the net deferred tax assets will be realized.

The valuation allowance attributable to Carson’s federal losses and tax basis differences was reduced by $15,405 for 2000, based on management’s reassessment of the realizability of the related deferred tax asset in future years. The tax benefit resulting from the reduction in the valuation allowance was credited directly to Shareholders’ Equity.

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

	2002	2001	2000

Expected income taxes at 35%	$22,533	$183	$40,460
State income taxes, net of federal benefit	455	(3,829)	2,848
Non-deductible goodwill	15,957	3,297	3,755
Effect of concluding state tax examinations, net	23	—	—
Non-deductible merger related costs	—	—	(1,694)
Other items, net (includes nontaxable gain in 2000)	1,180	550	(4,986)

Provision for income taxes	$40,148	$201	$40,383

During 2002, the Company favorably concluded a number of state tax examinations, many of which had addressed corporate organization changes that had occurred over the previous five years in conjunction with the Company’s multiple acquisitions. The effect of the favorable conclusion to the state examinations and the related corporate organization changes was to reduce the asset representing the future utilization of state net operating loss carryforwards ($20,123), to reduce the deferred tax rate representing the state tax benefit of tax basis differences ($17,700), and to reduce the liability representing exposures associated with various state and federal tax positions ($37,800).

The Company made income tax payments, net of refunds received, of $1,134, $319 and $4,691 during 2002, 2001 and 2000, respectively.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 7 LONG-TERM DEBT

A summary of long-term debt is as follows:

	February 1, 2003	February 2, 2002

Notes 7.25%, maturing 2004	$70,363	$73,613
Notes 7.00%, maturing 2004	72,286	93,286
Notes 8.25%, maturing 2008	451,550	451,550
Notes 7.50%, maturing 2010	250,000	250,000
Notes 9.875%, maturing 2011	141,557	141,557
Notes 7.375%, maturing 2019	200,000	200,000
Revolving credit agreement	—	—
Real estate and mortgage	7,168	7,819
Capital lease obligations	139,238	143,816

	1,332,162	1,361,641
Current portion	(4,781)	(5,061)

	$1,327,381	$1,356,580

REVOLVING CREDIT AGREEMENT

At February 1, 2003, the Company had in place a $700,000 revolving credit agreement that will mature in November 2006. Borrowings under the agreement are secured by substantially all of the Company’s merchandise inventories and the capital stock of most of the Company’s subsidiaries. Borrowings are limited to a prescribed percentage of eligible inventories. At February 1, 2003 the carrying amount of inventories securing the credit agreement was $1,202,437, and the prescribed percentage of eligible inventories exceeded the $700,000 credit limit by $105,036.

During periods in which availability under the agreement exceeds $100,000, the Company is not subject to financial covenants. If and when availability under the agreement decreases to less than $100,000, the Company will be subject to a minimum fixed charge coverage ratio of 1 to 1. There is no debt rating trigger. During 2002, weighted average borrowings and letters of credit issued under this credit agreement were $123,510. The highest amount of borrowings and letters of credit outstanding under the agreement during 2002 was $235,380 in November 2002, principally related to the funding of seasonal working capital needs. Borrowings bear interest at LIBOR plus a percentage ranging from 2.00% to 3.00% or at a bank’s base rate plus a percentage ranging from .50% to 1.50%.

The Company routinely issues stand-by and documentary letters of credit for purposes of securing foreign sourced merchandise, certain equipment leases, certain insurance programs and other contingent liabilities. Outstanding letters of credit serve to reduce availability under the revolving line of credit. During 2002, the maximum amount of letters of credit outstanding at any time was approximately $130,000 (and $106,000 was outstanding at February 1, 2003).

SENIOR NOTES

The Company had $1,185,756 of outstanding senior unsecured notes at February 1, 2003. There are no financial covenants associated with these notes, and there are no debt rating triggers. The notes restrict incurring secured debt to (1) the financing associated with proprietary credit card receivables and the $700,000 revolving credit agreement and (2) debt that could be placed on certain property and equipment acquired since 1998.

During 2002, the Company used cash from operations to repurchase $24,250 in senior notes. This repurchase resulted in a gain on extinguishment of debt of $709 associated with the prior termination of a related interest rate swap agreement. During 2001, certain of the proceeds from the sale of the nine SDSG store locations in March 2001 were used to repurchase $298,410 of senior notes. The senior notes were repurchased at a discount to the carrying value resulting in a gain on extinguishment of debt of $22,836. During 2001, the Company also exchanged $141,584 of cash and $141,557 of new 9.875% Notes due 2011 for $283,141 of the 2004 Notes. The Company realized a $3,274 gain on this extinguishment of debt resulting from the termination of an interest rate swap agreement.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

MATURITIES

At February 1, 2003, maturities of long-term debt for the next five years and thereafter are as follows:

Year	Maturities

2003	$4,781
2004	152,889
2005	5,127
2006	5,434
2007	7,795
Thereafter	1,156,136

$1,332,162

The Company made interest payments of $119,979, $130,053 and $156,730, of which $2,897, $4,757 and $12,507 was capitalized during 2002, 2001 and 2000, respectively.

NOTE 8 COMMITMENTS AND CONTINGENCIES

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

At February 1, 2003, future minimum rental commitments under capital leases and non-cancelable operating leases consisted of the following:

	Operating Leases	Capital Leases

2003	$139,724	$23,041
2004	132,139	23,161
2005	125,156	19,585
2006	114,791	18,871
2007	105,060	23,097
Thereafter	669,499	251,574

	1,286,369	359,329

Amounts representing interest		(220,091)

Capital lease obligations		$139,238

Total rental expense for operating leases was $203,636, $200,932 and $196,813 during 2002, 2001 and 2000, respectively, including contingent rents of $22,838, $24,722 and $27,466, respectively, and common area maintenance costs of $26,075, $26,019 and $23,718, respectively.

The Company maintains two operating leases for transportation equipment that provide for a guaranteed residual value aggregating $20,000 upon expiration of the leases in 2003.

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

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company maintains certain licensing agreements related to some of its private brand merchandise and information technology software. These agreements have terms that generally do not exceed five years. Annual commitments for these agreements are approximately $4,000.

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

The Company is involved in several legal proceedings arising from its normal business activities, and reserves for such claims have been established where appropriate. Management believes that none of these legal proceedings will have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity. Also, the Company and NBGL will voluntarily enter into consent orders with the U.S. Office of the Comptroller of the Currency (the “OCC”). The consent orders require, among other things, that the Company and NBGL implement and monitor policies and procedures to ensure compliance with the provisions of the Bank Secrecy Act and the related regulations of the OCC, including without limitation the requirements to maintain policies and procedures designed to comply with the recordkeeping and reporting requirements of the Bank Secrecy Act and to timely file Currency Transaction Reports and Suspicious Activity Reports with respect to certain currency payments taken on NBGL’s credit card accounts and on credit card accounts for which the Company or its subsidiaries act as servicer.

The Company is routinely under audit by federal, state or local authorities in the areas of income taxes and the remittance of sales and use taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company often accrues charges for probable exposures. Based on annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period may be materially impacted. At February 1, 2003, two of the Company’s five open tax years were undergoing examination by the Internal Revenue Service.

NOTE 9 EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS PLANS

The Company sponsors various qualified savings plans that cover substantially all full-time employees. Company contributions charged to expense under these plans, or similar predecessor plans, for 2002, 2001 and 2000 were $16,623, $9,800 and $9,512, respectively. At February 1, 2003, total invested assets related to the employee savings plans was $432,767, of which approximately 3% was invested in the Company’s stock at the discretion of the participating employees.

DEFINED BENEFIT PLANS

The Company sponsors defined benefit pension plans for many employees of Carson’s and SFAE. Benefits are principally based upon years of service and compensation prior to retirement. The Company generally funds pension costs currently, subject to regulatory funding limitations.

The components of net periodic pension expense are as follows:

	2002	2001	2000

Net periodic pension expense:
Service cost	$8,157	$12,992	$12,476
Interest cost	22,852	22,424	20,895
Expected return on plan assets	(21,310)	(24,144)	(22,906)
Net amortization of gains (losses) and prior service costs	2,015	(542)	(541)

Net pension expense	$11,714	$10,730	$9,924

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of period (November 1)	$332,179	$291,040
Service cost	8,157	12,992
Interest cost	22,852	22,424
Plan amendment	(1,274)	—
Actuarial loss	13,229	26,852
Benefits paid	(28,769)	(21,129)

Benefit obligation at end of period (November 1)	$346,374	$332,179

Change in plan assets:
Fair value of plan assets at beginning of period (November 1)	$216,851	$267,339
Actual return on plan assets	(15,297)	(30,944)
Employer contributions	23,120	1,585
Benefits paid	(28,769)	(21,129)

Fair value of plan assets at end of period (November 1)	$195,905	$216,851

Pension plans’ funding status:
Accumulated benefit obligation at November 1	$(340,212)	$(307,296)
Effect of projected salary increases	(6,162)	(24,883)

Projected benefit obligation at November 1	(346,374)	(332,179)
Fair value of plan assets at November 1	195,905	216,851

Funded status at November 1	(150,469)	(115,328)
Unrecognized actuarial loss	121,593	69,584
Unrecognized prior service cost	178	1,829
Contributions subsequent to November 1	47,586	2,163

Prepaid (accrued) pension cost classified in other liabilities at balance sheet date	$18,888	$(41,752)

Amounts recognized in the consolidated balance sheet:
Accrued benefit liability (reflected in Other Long-Term Liabilities)	$(98,003)	$(90,848)
Intangible asset	7,117	1,713
Additional minimum pension liability (reflected in Shareholders’ Equity, net of tax)	109,774	47,383

Net amount recognized at balance sheet date	$18,888	$(41,752)

Assumptions:
Discount rate, at end of period	6.75%	7.25%
Expected long-term rate of return on assets, for periods ended February 1, 2003 and February 2, 2002	9.00%	9.50%
Average assumed rate of compensation increase	4.00%	4.00%
Measurement date	11/1/02	11/1/01

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

At November 1, 2002, the plans’ Projected Benefit Obligation exceeded the fair value of the plans’ assets by $150,469. The underfunded status is reflected in the accompanying balance sheet as follows:

Amount previously recognized through expense and reflected in Other Long-Term Liabilities at February 1, 2003	$28,698
Amount not recognized in expense, yet recognized in Other Comprehensive Income, in Other Long-Term Liabilities and in Shareholders’ Equity	109,774
Amount not recognized in expense, yet reflected in Other Assets and Other Long-Term Liabilities	7,117
Amount not recognized in expense and not reflected in Other Long-Term Liabilities	4,880

Total underfunded status at November 1, 2002	$150,469

The Company contributed $47,586 to the plans in January 2003. This contribution served to reduce the underfunded status of the plan and the liability reflected in Other Long-Term Liabilities. The effect of this contribution will be reflected in Other Comprehensive Income in 2003.

Pension assumptions are based upon management’s best estimates, after consulting with outside investment advisors and actuaries, as of the annual measurement date.

•	To the extent the discount rate increases or decreases, the Company’s Accumulated Benefit Obligation (ABO) is decreased or increased, respectively. The estimated effect of a 0.25% change in the discount rate is $7.5 million on the ABO and $0.8 million on annual pension expense. To the extent the ABO increases, the after-tax effect of such serves to reduce Other Comprehensive Income and reduce Shareholders’ Equity.

•	To the extent the actual rate of return on assets realized is greater than the assumed rate, that year’s annual pension expense is not affected. Rather this gain reduces future pension expense over a period of approximately 15 to 20 years. To the extent the actual rate of return on assets is less than the assumed rate, that year’s annual pension expense is likewise not affected. Rather, this loss increases pension expense over approximately 15 to 20 years. The Company will lower the expected long-term rate of return on assets to 8.50% in 2003, which is expected to increase the annual pension expense approximately $1.0 million.

•	The average rate of compensation increases is utilized principally in calculating the Projected Benefit Obligation and annual pension expense. The estimated effect of a 0.25% change in the expected compensation increase would not be material to the Projected Benefit Obligation or to annual pension expense.

•	At November 1, 2002, the Company had unrecognized pension expense of $121,771 related to the delayed recognition of differences between underlying actuarial assumptions and actual results, and plan amendments. This delayed recognition of expense is incorporated into the $150,469 underfunded status of the plans as presented in the table above.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

RETIREE HEALTH CARE PLANS

The Company provides health care benefits for certain groups of employees who retired before 1997. The plans were contributory with the Company providing a frozen annual credit of varying amounts per year of service. The net annual expense and liabilities for the unfunded plans reflected in the Company’s consolidated balance sheets are as follows:

	2002	2001

Change in benefit obligation:
Change in benefit obligation:
Benefit obligation at beginning of period (November 1)	$7,578	$7,013
Interest cost	520	529
Actuarial loss	569	675
Benefits paid	(648)	(639)

Benefit obligation at end of period (November 1)	$8,019	$7,578

Plan funding status:
Accumulated post-retirement benefit obligation at November 1	$(8,019)	$(7,578)
Fair value of plan assets at November 1	—	—
Funded status at November 1	(8,019)	(7,578)

Unrecognized actuarial gain	(4,606)	(5,566)
Contributions subsequent to measurement date	140	146

Accrued pension cost classified in other liabilities at balance sheet date	$(12,485)	$(12,998)

Sensitivity analysis:
Effect of a 1.0% increase in health care cost trend assumption on total service cost and interest cost components	$28	$27
Effect on benefit obligations	$422	$427
Effect of a 1.0% decrease in health care cost trend assumption on total service cost and interest cost components	$(26)	$(25)
Effect on benefit obligation	$(381)	$(388)

Assumptions:
Discount rate, at end of period	6.75%	7.25%
Pre-Medicare medical inflation	10.00%	10.00%
Post-Medicare medical inflation	10.00%	10.00%
Ultimate medical inflation	5.50%	5.50%
Measurement date	11/1/02	11/1/01

NOTE 10 SHAREHOLDERS’ EQUITY

PREFERRED STOCK

The Company has 10,000 shares of Series A Cumulative Convertible Exchangeable Preferred Stock authorized and no shares issued and outstanding at February 1, 2003 or February 2, 2002.

COMMON STOCK

The Company has 500,000 shares of $.10 par value common shares authorized of which 144,960 and 143,989 shares were issued and outstanding at February 1, 2003 and February 2, 2002, respectively.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company maintains authorized common share repurchase programs. During 2002, 2001 and 2000, the Company repurchased 700, 460 and 2,041 shares under the programs for an aggregate amount of $7,111, $3,586 and $25,010, respectively. There were 4,796 shares available for repurchase under authorized programs at February 1, 2003.

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

NOTE 11 EMPLOYEE STOCK PLANS

STOCK OPTIONS AND GRANTS

The Company maintains stock plans for the granting of options, stock appreciation rights and restricted shares to officers, employees and directors. At February 1, 2003 and February 2, 2002, the Company had available for grant 1,379 and 3,291 shares of common stock, respectively. Options granted generally vest over a four-year period after issue and have an exercise term of seven to ten years from the grant date. Restricted shares generally vest one to ten years after the grant date with accelerated vesting at the discretion of the Company’s Board of Directors.

A summary of the stock option plans for 2002, 2001 and 2000 is presented below:

	2002		2001		2000

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	27,602	$14.57	25,094	$15.20	11,892	$21.92
Granted	2,352	13.14	4,707	11.18	14,964	10.35
Exercised	(1,521)	9.83	(267)	8.75	(76)	7.54
Forfeited	(1,399)	15.97	(1,932)	15.24	(1,686)	19.69

Outstanding at end of year	27,034	$14.65	27,602	$14.57	25,094	$15.20
Options exercisable at year end	17,530	$16.31	14,303	$16.94	7,780	$20.42

Weighted average fair value of options granted during the year	$6.25		$6.11		$5.88

The following table summarizes information about stock options outstanding at February 1, 2003:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at February 1, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at February 1, 2003	Weighted Average Exercise Price

$5.64 to $ 8.45	215	2	$6.15	181	$6.00
$8.46 to $ 12.69	17,582	7	$10.66	9,437	$10.62
$12.70 to $ 18.69	2,448	6	$15.21	1,365	$15.66
$18.70 to $ 28.05	4,143	5	$21.15	4,100	$21.12
$28.06 to $ 42.09	2,582	5	$30.69	2,383	$30.88
$42.10 to $ 63.15	64	4	$47.45	64	$47.45

	27,034		$14.65	17,530	$16.31

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company also granted restricted stock awards of 585, 900 and 790 shares to certain employees in 2002, 2001 and 2000, respectively. The fair value of these awards on the dates of grants was $6,790, $9,621 and $8,877 for 2002, 2001 and 2000, respectively. During 2002, 2001 and 2000, compensation cost of $7,213, $6,182 and $5,582, respectively, had been recognized in connection with these awards. At February 1, 2003 and February 2, 2002, the Company had unearned compensation amounts related to these awards of $11,280 and $13,894, respectively, included in Additional Paid-in Capital. The Company has committed to make additional grants of stock aggregating up to 500 shares upon the Company’s share value attaining certain appreciated values (ranging from $17.57 to $29.30) prior to May 31, 2006.

STOCK PURCHASE PLAN

The stock purchase plan provides for an aggregate of 1,450 shares of the Company’s common stock to be purchased. At February 1, 2003, the plan had 561 shares available for purchase. Under the stock purchase plan, an eligible employee may elect to participate by authorizing limited payroll deductions to be applied toward the purchase of common stock at a 15.0% discount to market value. Under the stock purchase plan, 127 ($1.0 million), 123 ($0.9 million) and 221 ($1.9 million) shares of the Company’s common stock were purchased by employees in 2002, 2001 and 2000, respectively. At February 1, 2003, the stock purchase plan had 623 shares available for future offerings.

NOTE 12 FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, retained interest in accounts receivable and accounts payable approximate their carrying amounts reported in the consolidated balance sheets, due to the immediate or short-term maturity of these instruments. For variable rate notes that reprice frequently, such as the revolving credit agreement, fair value approximates carrying value. The fair value of fixed rate real estate and mortgage notes is estimated using discounted cash flow analyses with interest rates currently offered for loans with similar terms and credit risk, and as of February 1, 2003 and February 2, 2002 the fair value of these notes approximated the carrying value.

The fair values of the Company’s financial instruments other than the instruments considered short-term in nature at February 1, 2003 and February 2, 2002 were as follows:

	Carrying Amount	Estimated Fair Value

February 1, 2003
7.25% senior notes	$70,363	$71,100
7.00% senior notes	$72,286	$73,000
8.25% senior notes	$451,550	$440,300
7.50% senior notes	$250,000	$232,500
9.875% senior notes	$141,557	$145,100
7.375% senior notes	$200,000	$165,000

February 2, 2002
7.25% senior notes	$73,613	$69,900
7.00% senior notes	$93,286	$88,600
8.25% senior notes	$451,550	$388,300
7.50% senior notes	$250,000	$197,500
9.875% senior notes	$141,557	$127,400
7.375% senior notes	$200,000	$136,000

The fair values of the long-term debt were estimated based on quotes obtained from financial institutions for those or similar instruments or on the basis of quoted market prices.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 13 INTEGRATION AND REORGANIZATION CHARGES

In October 2002, the Company announced plans to consolidate its Younkers home office operations into its Carson’s headquarters in an effort to further integrate its northern SDSG operations. Consistent with the adoption of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” the Company has applied the provisions of this standard such that Younkers consolidation costs would be recognized when the expenses are incurred. The consolidation was substantially complete at February 1, 2003. The 2002 actual and 2003 estimated charges are summarized as follows:

	Actual 2002	Estimated 2003	Total Charges

Severance and retention	$8,275	$944	$9,219
Property write-offs and accelerated depreciation	3,961	401	4,362
Other	1,706	72	1,778

Total	$13,942	$1,417	$15,359

At February 1, 2003, $4,089 of Younkers charges remained unpaid. All Younkers consolidation charges in 2002 are reflected in the Integration Charges and the Losses from Long-Lived Assets line items of the accompanying consolidated statements of income.

During 2001 and the first quarter of 2002, the Company reorganized its Saks Direct business (SFAE’s catalog and e-commerce operations). The charges for 2001 of $35,100 primarily related to severance, inventory markdowns, and the write-off of fixed assets and associated goodwill. During the first quarter of 2002, the Company incurred $763 of severance charges to complete the reorganization of these businesses. All Saks Direct charges are reflected in SG&A, Cost of Sales or Losses from Long-Lived Assets in the accompanying consolidated statements of income. At February 1, 2003, $543 of Saks Direct charges remained unpaid, of which the majority related to severance costs.

During 2001 and 2000, the Company incurred $1,539 and $19,886 of other integration charges, respectively, primarily related to the consolidation of three SDSG southern distribution centers and the consolidation of the McRae’s and Herberger’s operating divisions into Proffitt’s and Carson’s, respectively. At February 1, 2003, $1,051 of these integration charges remained unpaid, which principally consisted of severance amounts to be paid through 2004. All charges associated with these consolidations are reflected in the Integration Charges line item of the accompanying consolidated statements of income.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 14 SEGMENT INFORMATION

The following tables represent summary segment financial information for 2002, 2001 and 2000 and are consistent with management’s view of the business operating structure.

	Year Ended

	February 1, 2003	February 2, 2002	February 3, 2001

Net Sales:
Saks Department Stores Group	$3,574,080	$3,621,819	$3,909,268
Saks Fifth Avenue Enterprises	2,337,042	2,448,749	2,671,968

	$5,911,122	$6,070,568	$6,581,236

Operating Income:
Saks Department Stores Group	$197,227	$222,910	$277,397
Saks Fifth Avenue Enterprises	101,466	(22,744)	115,730
Other	(32,483)	(31,691)	(31,081)
Certain items, net	(33,111)	(64,106)	(100,185)

	$233,099	$104,369	$261,861

Depreciation and Amortization:
Saks Department Stores Group	$113,247	$117,919	$117,881
Saks Fifth Avenue Enterprises	98,684	99,196	94,152
Other	4,091	2,658	2,066

	$216,022	$219,773	$214,099

Total Assets:
Saks Department Stores Group	$2,195,498	$2,202,762	$2,568,095
Saks Fifth Avenue Enterprises	1,770,820	1,852,648	2,018,990
Other	613,038	540,111	463,526

	$4,579,356	$4,595,521	$5,050,611

Capital Expenditures:
Saks Department Stores Group	$52,408	$67,723	$78,379
Saks Fifth Avenue Enterprises	47,459	87,503	99,775
Other	42,488	64,612	96,698

	$142,355	$219,838	$274,852

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

“Operating Income” for the segments includes revenue, cost of sales, direct selling, general and administrative expenses, other direct operating expenses for the respective segment and an allocation of certain operating expenses, including depreciation, shared by the two segments. “Other” consists of the assets, revenue and expenses associated with the corporate offices, certain accounting, finance, human resource, and information technology activities and other items managed on a company-wide basis. “Certain items” consist of those items that management excludes from its view of ongoing core operations and are not charged to the segments. During 2002, 2001 and 2000, certain items were comprised of the following:

	2002	2001	2000

Losses from long-lived assets	$(19,547)	$(32,621)	$(73,572)
Integration charges	(9,981)	(1,539)	(19,886)
Reorganization charges	(763)	(20,049)	(7,652)
Other	(2,820)	(9,897)	925

Effect of Certain Items on Operating Income	$(33,111)	$(64,106)	$(100,185)

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information, including the reclassification effect of gains on extinguishment of debt in accordance with SFAS No. 145, is as follows:

	First Quarter*	Second Quarter	Third Quarter	Fourth Quarter

Fiscal year ended February 1, 2003
Total sales	$1,426,227	$1,237,232	$1,406,142	$1,841,521
Gross margin	536,854	449,747	530,384	654,890
Net income (loss)	(25,392)	(20,400)	1,922	68,114
Basic earnings (loss) per common share, before cumulative effect of accounting change	$0.14	$(0.14)	$0.01	$0.48
Basic earnings (loss) per common share, after cumulative effect of accounting change	$(0.18)	$(0.14)	$0.01	$0.48
Diluted earnings (loss) per common share, before cumulative effect of accounting change	$0.14	$(0.14)	$0.01	$0.47
Diluted earnings (loss) per common share, after cumulative effect of accounting change	$(0.17)	$(0.14)	$0.01	$0.47

*	Includes the adoption of SFAS No. 142, which resulted in a charge of $45,593 representing the cumulative effect of adopting the standard.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal year ended February 2, 2002
Total sales	$1,464,350	$1,270,708	$1,423,551	$1,911,959
Gross margin	546,561	422,418	498,237	643,223
Net income (loss)	26,498	(58,389)	(21,753)	53,966
Basic earnings (loss) per common share, before cumulative effect of accounting change	$0.19	$(0.41)	$(0.15)	$0.38
Basic earnings (loss) per common share, after cumulative effect of accounting change	$0.19	$(0.41)	$(0.15)	$0.38
Diluted earnings (loss) per common share, before cumulative effect of accounting change	$0.18	$(0.41)	$(0.15)	$0.37
Diluted earnings (loss) per common share, after cumulative effect of accounting change	$0.18	$(0.41)	$(0.15)	$0.37

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 16 CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following tables present condensed consolidating financial information for 2002, 2001 and 2000 for: (1) Saks Incorporated; (2) on a combined basis, the guarantors of Saks Incorporated’s Senior Notes (which are all of the subsidiaries of Saks Incorporated except for NBGL, the subsidiaries associated with the Company’s proprietary credit card securitization program, and other immaterial subsidiaries); and (3) on a combined basis, NBGL, the subsidiaries associated with the Company’s proprietary credit card securitization program, and other immaterial subsidiaries, which collectively represent the only subsidiaries of the Company that are not guarantors of the Senior Notes. The condensed consolidating financial statements presented as of and for the years ended February 1, 2003, February 2, 2002 and February 3, 2001 reflect the legal entity compositions at the respective dates. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally, fully and unconditionally liable under the guarantees. Borrowings and the related interest expense under the Company’s revolving credit agreement are allocated to Saks Incorporated and the guarantor subsidiaries under an intercompany revolving credit arrangement. There are also management and royalty fee arrangements among Saks Incorporated and the subsidiaries. At February 1, 2003, Saks Incorporated was the sole obligor for a majority of the Company’s long-term debt, owned one store location and maintained a small group of corporate employees.

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME FOR THE YEAR ENDED FEBRUARY 1, 2003

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

NET SALES	$16,253	$5,894,869			$5,911,122
Cost of sales	10,172	3,729,075			3,739,247

Gross Margin	6,081	2,165,794			2,171,875
Selling, general and administrative expenses	11,221	1,454,712	$93,660	$(228,456)	1,331,137
Other operating expenses	3,828	569,664			573,492
Store pre-opening costs		4,619			4,619
Losses from long-lived assets		19,547			19,547
Integration charges		9,981			9,981

OPERATING INCOME (LOSS)	(8,968)	107,271	(93,660)	228,456	233,099

OTHER INCOME (EXPENSE)
Finance charge income, net			228,456	(228,456)
Intercompany exchange fees		(43,893)	43,893
Intercompany servicer fees		46,511	(46,511)
Equity in earnings of subsidiaries	94,934	47,910		(142,844)
Interest expense	(101,028)	(20,189)	(2,835)		(124,052)
Gain on extinguishment of debt	709				709
Other income (expense), net		229			229

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(14,353)	137,839	129,343	(142,844)	109,985
Provision (benefit) for income taxes	(38,597)	33,274	45,471		40,148

Income before cumulative effect of accounting change	24,244	104,565	83,872	(142,844)	69,837
Cumulative effect of a change in accounting principle, net of taxes		(45,593)			(45,593)

NET INCOME	$24,244	$58,972	$83,872	$(142,844)	$24,244

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING BALANCE SHEETS AS OF FEBRUARY 1, 2003

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$180,000	$13,781	$15,787		$209,568
Retained interest in accounts receivable			267,062		267,062
Merchandise inventories	3,317	1,303,350			1,306,667
Intercompany borrowings		4,778	65,137	$(69,915)
Other current assets		93,422			93,422
Deferred income taxes, net		58,688	(16,882)		41,806

TOTAL CURRENT ASSETS	183,317	1,474,019	331,104	(69,915)	1,918,525

PROPERTY AND EQUIPMENT, NET	6,793	2,136,312			2,143,105
GOODWILL AND INTANGIBLES, NET		316,430			316,430
DEFERRED INCOME TAXES, NET		148,805			148,805
OTHER ASSETS	14,268	36,074	2,149		52,491
INVESTMENT IN AND ADVANCES TO SUBSIDIARIES	3,273,059	177,958		(3,451,017)

TOTAL ASSETS	$3,477,437	$4,289,598	$333,253	$(3,520,932)	$4,579,356

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES
Accounts payable	$829	$273,160			$273,989
Accrued expenses and other current liabilities	22,591	493,331			515,922
Intercompany borrowings		65,137	$4,778	$(69,915)
Current portion of long-term debt		4,781			4,781

TOTAL CURRENT LIABILITIES	23,420	836,409	4,778	(69,915)	794,692

LONG-TERM DEBT	1,185,756	141,625			1,327,381
OTHER LONG-TERM LIABILITIES	989	189,022			190,011
INVESTMENT BY AND ADVANCES FROM PARENT		3,122,542	328,475	(3,451,017)
SHAREHOLDERS’ EQUITY	2,267,272				2,267,272

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,477,437	$4,289,598	$333,253	$(3,520,932)	$4,579,356

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED FEBRUARY 1, 2003

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES
Net income	$24,244	$58,972	$83,872	$(142,844)	$24,244
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in earnings of subsidiaries	(94,934)	(47,910)		142,844
Gain on extinguishment of debt	(709)				(709)
Cumulative effect of accounting change		45,593			45,593
Depreciation and amortization	1,081	214,941			216,022
Provision for employee deferred compensation	7,213				7,213
Deferred income taxes		38,200	2,168		40,368
Losses from long-lived assets		19,547			19,547
Changes in operating assets and liabilities, net	(82)	(46,600)	(29,295)		(75,977)

NET CASH USED IN PROVIDED BY OPERATING ACTIVITIES	(63,187)	282,743	56,745		276,301

INVESTING ACTIVITIES
Purchases of property and equipment		(142,355)			(142,355)
Proceeds from sale of assets		2,434			2,434

NET CASH USED IN INVESTING ACTIVITIES		(139,921)			(139,921)

FINANCING ACTIVITIES
Intercompany borrowings	196,872	(150,443)	(46,429)
Payments on long-term debt	(24,164)	(5,229)			(29,393)
Purchases and retirements of common stock	(7,111)				(7,111)
Proceeds from issuance of stock	10,590				10,590

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	176,187	(155,672)	(46,429)		(25,914)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	113,000	(12,850)	10,316		110,466
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	67,000	26,631	5,471		99,102

CASH AND CASH EQUIVALENTS AT END OF YEAR	$180,000	$13,781	$15,787		$209,568

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME FOR THE YEAR ENDED FEBRUARY 2, 2002

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

NET SALES	$16,185	$6,043,677	$10,706		$6,070,568
Cost of sales	10,193	3,936,928	13,008		3,960,129

Gross Margin	5,992	2,106,749	(2,302)		2,110,439
Selling, general and administrative expenses	10,806	1,498,493	102,220	$(222,232)	1,389,287
Other operating expenses	3,734	572,085	1,674		577,493
Store pre-opening costs		5,130			5,130
Losses from long-lived assets		32,621			32,621
Integration charges		1,539			1,539

OPERATING INCOME (LOSS)	(8,548)	(3,119)	(106,196)	222,232	104,369

OTHER INCOME (EXPENSE)
Finance charge income, net			222,232	(222,232)
Intercompany exchange fees		(42,826)	42,826
Intercompany servicer fees		49,407	(49,407)
Equity in earnings of subsidiaries	52,808	45,021		(97,829)
Interest expense	(105,772)	(22,127)	(3,140)		(131,039)
Gain on extinguishment of debt	26,110				26,110
Other income (expense), net	(68)	1,151			1,083

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(35,470)	27,507	106,315	(97,829)	523
Provision (benefit) for income taxes	(35,792)	(6,480)	42,473		201

NET INCOME	$322	$33,987	$63,842	$(97,829)	$322

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING BALANCE SHEETS AS OF FEBRUARY 2, 2002

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$67,000	$26,631	$5,471		$99,102
Retained interest in accounts receivable			239,420		239,420
Merchandise inventories	3,349	1,292,529			1,295,878
Intercompany borrowings		2,880	30,286	$(33,166)
Other current assets		74,960			74,960
Deferred income taxes, net		75,283	(14,714)		60,569

TOTAL CURRENT ASSETS	70,349	1,472,283	260,463	(33,166)	1,769,929

PROPERTY AND EQUIPMENT, NET	7,804	2,239,014			2,246,818
GOODWILL AND INTANGIBLES, NET		363,528			363,528
DEFERRED INCOME TAXES, NET		173,077			173,077
OTHER ASSETS	15,207	23,215	3,747		42,169
INVESTMENT IN AND ADVANCES TO SUBSIDIARIES	3,417,119	166,107		(3,583,226)

TOTAL ASSETS	$3,510,479	$4,437,224	$264,210	$(3,616,392)	$4,595,521

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES
Accounts payable	$1,005	$237,813			$238,818
Accrued expenses and other current liabilities	21,979	520,865	$55		542,899
Intercompany borrowings	5,490	24,796	2,880	$(33,166)
Current portion of long-term debt		5,061			5,061

TOTAL CURRENT LIABILITIES	28,474	788,535	2,935	(33,166)	786,778

LONG-TERM DEBT	1,210,006	146,574			1,356,580
OTHER LONG-TERM LIABILITIES	562	180,164			180,726
INVESTMENT BY AND ADVANCES FROM PARENT		3,321,951	261,275	(3,583,226)
SHAREHOLDERS’ EQUITY	2,271,437				2,271,437

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,510,479	$4,437,224	$264,210	$(3,616,392)	$4,595,521

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED FEBRUARY 2, 2002

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES
Net income	$322	$33,987	$63,842	$(97,829)	$322
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in earnings of subsidiaries	(52,808)	(45,021)		97,829
Gain on extinguishment of debt	(26,110)				(26,110)
Depreciation and amortization	1,035	218,043	695		219,773
Provision for employee deferred compensation	6,182				6,182
Deferred income taxes		(55)	1,120		1,065
Losses from long-lived assets		32,621			32,621
Changes in operating assets and liabilities, net	2,036	155,383	(17,300)		140,119

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(69,343)	394,958	48,357		373,972

INVESTING ACTIVITIES
Purchases of property and equipment		(217,153)	(2,685)		(219,838)
Proceeds from sale of assets		305,441			305,441

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		88,288	(2,685)		85,603

FINANCING ACTIVITIES
Intercompany borrowings	515,805	(447,792)	(68,013)
Payments on long-term debt	(417,158)	(5,671)			(422,829)
Purchases and retirements of common stock	(3,586)				(3,586)
Proceeds from issuance of stock	1,282				1,282

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	96,343	(453,463)	(68,013)		(425,133)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,000	29,783	(22,341)		34,442
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	40,000	(3,152)	27,812		64,660

CASH AND CASH EQUIVALENTS AT END OF YEAR	$67,000	$26,631	$5,471		$99,102

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME FOR THE YEAR ENDED FEBRUARY 3, 2001

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

NET SALES	$15,073	$6,560,410	$5,753		$6,581,236
Cost of sales	9,845	4,190,606	11,256		4,211,707

Gross Margin	5,228	2,369,804	(5,503)		2,369,529
Selling, general and administrative expenses	11,841	1,524,483	96,698	$(199,665)	1,433,357
Other operating expenses	3,632	568,736	2,289		574,657
Store pre-opening costs		6,196			6,196
Losses from long-lived assets		64,134	9,438		73,572
Integration charges		19,886			19,886

OPERATING INCOME (LOSS)	(10,245)	186,369	(113,928)	199,665	261,861

OTHER INCOME (EXPENSE)
Finance charge income, net			199,665	(199,665)
Intercompany exchange fees		(37,964)	37,964
Intercompany servicer fees		42,500	(42,500)
Equity in earnings of subsidiaries	174,959	17,797		(192,756)
Interest expense	(138,130)	(9,226)	(2,639)		(149,995)
Other income (expense), net		3,733			3,733

INCOME BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	26,584	203,209	78,562	(192,756)	115,599
Provision (benefit) for income taxes	(48,632)	62,958	26,057		40,383

NET INCOME	$75,216	$140,251	$52,505	$(192,756)	$75,216

SAKS INCORPORATED & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED FEBRUARY 3, 2001

	Saks Incorporated	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES
Net income	$75,216	$140,251	$52,505	$(192,756)	$75,216
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in earnings of subsidiaries	(174,959)	(17,797)		192,756
Depreciation and amortization	1,003	211,866	1,230		214,099
Provision for employee deferred compensation	5,582				5,582
Deferred income taxes		65,117	8,554		73,671
Losses from long-lived assets		64,134	9,438		73,572
Changes in operating assets and liabilities, net	(31,381)	69,674	5,019		43,312

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(124,539)	533,245	76,746		485,452

INVESTING ACTIVITIES
Purchases of property and equipment		(258,476)	(16,376)		(274,852)
Proceeds from sale of assets		26,107			26,107

NET CASH (USED IN) INVESTING ACTIVITIES		(232,369)	(16,376)		(248,745)

FINANCING ACTIVITIES
Intercompany borrowings	347,879	(292,712)	(55,167)
Payments on long-term debt		(8,267)			(8,267)
Net repayments under revolving credit agreement	(159,000)				159,000
Purchases and retirements of common stock	(25,010)				(25,010)
Proceeds from issuance of stock	670				670

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	164,539	(300,979)	(55,167)		(191,607)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,000	(103)	5,203		45,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		(3,049)	22,609		19,560

CASH AND CASH EQUIVALENTS AT END OF YEAR	$40,000	$(3,152)	$27,812		$64,660

2 0 0 2      S A K S     I N C O R P O R A T E D

Reports.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Saks Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Saks Incorporated and its subsidiaries at February 1, 2003 and February 2, 2002 and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Effective February 3, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No.142, “Goodwill and Other Intangible Assets,” as explained in Note 2 and Note 5, and SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities,” as explained in Note 13.

PricewaterhouseCoopers LLP

Birmingham, Alabama

March 14, 2003, except for Note 3, as for which the date is March 31, 2003

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

The Company maintains an effective system of internal accounting control and related disclosure control. We believe that this system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. Reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

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

The Audit Committee of the Board of Directors is composed of four independent Directors. The Committee is responsible for recommending the independent certified public accounting firm to be appointed by the Board of Directors, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal control, disclosure control and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee.

R. Brad Martin Chairman of the Board and Chief Executive Officer	Douglas E. Coltharp Executive Vice President and Chief Financial Officer

2 0 0 2    S A K S    I N C O R P O R A T E D

Market Information

The Company’s common stock trades on the New York Stock Exchange under the Symbol SKS. As of March 14, 2003, there were approximately 2,600 shareholders of record. The prices in the table below represent the high and low sales prices for the stock as reported by the New York Stock Exchange.

The Company presently follows the policy of retaining earnings to provide funds for the operation and expansion of the business and has no present intention to declare cash dividends in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the earnings of the Company, its financial requirements and general business conditions. The Company declared no dividends to common shareholders in either 2002 or 2001.

	Fiscal Year Ended

	February 1, 2003 Price Range		February 2, 2002 Price Range

Quarter	High	Low	High	Low

First	$15.75	$8.95	$13.95	$10.90
Second	$15.64	$9.52	$13.20	$9.60
Third	$12.30	$8.55	$10.94	$4.60
Fourth	$14.17	$8.11	$10.38	$6.59

2 0 0 2   S A K S   I N C O R P O R A T E D

Directors and Certain Officers.

BOARD OF DIRECTORS

R. BRAD MARTIN

Chairman of the Board and

Chief Executive Officer of

Saks Incorporated

RONALD DE WAAL

Vice Chairman of the Board;

Chairman of We International, B.V.

BERNARD E. BERNSTEIN

Senior Partner in the law firm of

Bernstein, Stair & McAdams LLP

STANTON J. BLUESTONE

Retired Chairman and

Chief Executive Officer of

Carson Pirie Scott & Co.

JAMES A. COGGIN

President and Chief Administrative

Officer of Saks Incorporated

JULIUS W. ERVING

President of The Erving Group;

Executive Vice President of

RDV Sports/Orlando Magic

MICHAEL S. GROSS

Principal of Apollo Advisors, L.P.

DONALD E. HESS

Chairman Emeritus of Parisian;

Chief Executive Officer of

Southwood Partners

GEORGE L. JONES

President and Chief Executive

Officer of Saks Department

Store Group and Chief Operating

Officer of Saks Incorporated

NORA P. McANIFF

Executive Vice President

of Time, Inc.

DR. C. WARREN NEEL

Director, Corporate

Governance Center at the

University of Tennessee

STEPHEN I. SADOVE

Vice Chairman of

Saks Incorporated

MARGUERITE W. SALLEE

President and Chief Executive

Officer of The Brown Schools

CHRISTOPHER J. STADLER

Management Committee Member

of Investcorp, S.A.

CERTAIN CORPORATE OFFICERS

R. BRAD MARTIN Chairman of the Board and Chief Executive Officer STEPHEN I. SADOVE Vice Chairman JAMES A. COGGIN President and Chief Administrative Officer

GEORGE L. JONES

President and Chief Executive

Officer of Saks Department

Store Group and Chief Operating

Officer of Saks Incorporated

R. THOMAS COAN

Executive Vice President

of Human Resources

DOUGLAS E. COLTHARP

Executive Vice President and

Chief Financial Officer

BRIAN J. MARTIN Executive Vice President of Law and General Counsel DONALD E. WRIGHT Executive Vice President of Finance and Chief Accounting Officer

BUSINESS UNIT AND STORE OFFICERS

CHRISTINA JOHNSON

President and Chief Executive

Officer of Saks Fifth Avenue

Enterprises

GEORGE L. JONES

President and Chief Executive

Officer of Saks Department

Store Group and Chief Operating

Officer of Saks Incorporated

	TONI E. BROWNING President and Chief Executive Officer of Proffitt’s/McRae’s ANTHONY J. BUCCINA President of Carson Pirie Scott & Co.	MICHAEL R. MACDONALD Chairman and Chief Executive Officer of Carson Pirie Scott & Co.

2 0 0 2   S A K S   I N C O R P O R A T E D

Store Locations.

SAKS FIFTH AVENUE ENTERPRISES

SAKS FIFTH AVENUE	ILLINOIS	OREGON	FLORIDA	NEW YORK
STORES	Chicago	Portland	Ellenton	Central Valley
	Highland Park		Miami	Niagara Falls
	Skokie	PENNSYLVANIA	Naples	Riverhead
ALABAMA		Bala Cynwyd	Orlando	Westbury
Birmingham
	LOUISIANA	Pittsburgh	Sunrise
ARIZONA	New Orleans			NORTH CAROLINA
Phoenix		SOUTH CAROLINA	GEORGIA	Concord
	MARYLAND	Charleston	Dawsonville	Morrisville
CALIFORNIA	Chevy Chase	Hilton Head	Lawrenceville
Beverly Hills				OHIO
Carmel	MASSACHUSETTS	TEXAS	HAWAII	Aurora
Costa Mesa	Boston	Austin	Waipahu	Cincinnati
La Jolla		Dallas
Mission Viejo	MICHIGAN	Houston	ILLINOIS	PENNSYLVANIA
Palm Desert	Troy	Hurst	Gurnee	Grove City
Palos Verdes		San Antonio	Schaumburg	Philadelphia
Pasadena	MINNESOTA		Skokie
San Diego	Minneapolis	VIRGINIA		SOUTH CAROLINA
San Francisco		McLean	KANSAS	Myrtle Beach
Santa Barbara	MISSOURI		Olathe
	St. Louis			TENNESSEE
COLORADO	Kansas City	OFF 5TH STORES	MARYLAND	Nashville (2)
Denver			Baltimore
	NEVADA	ARIZONA		TEXAS
CONNECTICUT	Las Vegas	Tempe	MASSACHUSETTS	Grapevine
Greenwich		Tucson	Worcester	Katy
Stamford	NEW JERSEY		Wrentham	San Marcos
	Hackensack			Stafford

FLORIDA	Short Hills	CALIFORNIA	MICHIGAN
Bal Harbor		Anaheim	Auburn Hills	VIRGINIA
Boca Raton	NEW YORK	Cabazon	Dearborn	Leesburg
Ft. Lauderdale	Garden City	Camarillo		Woodbridge
Ft. Myers	Huntington	Folsom	MINNESOTA
Naples	New York City	Milpitas	Minneapolis
Orlando	Southampton	Ontario
Palm Beach		Petaluma	NEVADA
Palm Beach Gardens	OHIO	San Diego	Las Vegas
Sarasota	Beachwood
South Miami	Cincinnati	COLORADO	NEW JERSEY
Tampa	Columbus	Castle Rock	Elizabeth
		Denver	Paramus

GEORGIA	OKLAHOMA
Atlanta	Tulsa	CONNECTICUT
Clinton

2 0 0 2   S A K S   I N C O R P O R A T E D

Store Locations.

SAKS DEPARTMENT STORE GROUP

PARISIAN STORES	SOUTH CAROLINA	YOUNKERS STORES	HERBERGER’S	CARSON PIRIE
	Greenville		STORES	SCOTT STORES
ALABAMA	Spartanburg	ILLINOIS
Birmingham(6)		Moline	COLORADO	ILLINOIS
Decatur	TENNESSEE		Grand Junction	Aurora(3)
Dothan	Athens	IOWA		Bloomingdale
Florence	Chattanooga(2)	Ames	IOWA	Bourbonnais
Huntsville(2)	Cleveland	Cedar Falls	Ottumwa	Calumet City
Mobile	Greeneville	Cedar Rapids(2)		Chicago(3)
Montgomery(2)	Johnson City	Coralville	MINNESOTA	Chicago Ridge
Tuscaloosa	Kingsport	Davenport	Albert Lea	Dundee
	Knoxville(2)	Des Moines(4)	Alexandria	Evergreen Park
FLORIDA	Maryville	Dubuque	Bemidji	Hammond
Jacksonville	Morristown	Fort Dodge	Bloomington	Joliet
Orlando(2)	Oak Ridge	Iowa City	Brainerd	Lincolnwood
Pensacola		Marshalltown	Fergus Falls	Lombard(2)
Tallahassee	VIRGINIA	Mason City	Mankato	Matteson
	Bristol	Sioux City(2)	Minneapolis	Mount Prospect
GEORGIA		Waterloo	Moorhead	Naperville
Atlanta(7)	WEST VIRGINIA	West Burlington	New Ulm	Norridge
Columbus	Morgantown		Rochester	North Riverside
Macon	Parkersburg	MICHIGAN	Roseville	Orland Park
		Bay City	St. Cloud	St. Charles
INDIANA		Grandville	St. Paul	Schaumburg(2)
Indianapolis(2)	McRAE’S STORES	Holland	Stillwater	Vernon Hills
		Lansing	Virginia	Waukegan
MICHIGAN	ALABAMA	Marquette	Willmar	Wilmette(2)
Livonia	Birmingham(3)	Muskegon
Rochester Hills	Dothan	Port Huron	MONTANA	INDIANA
	Gadsden	Traverse City	Billings	Merrillville
MISSISSIPPI	Huntsville		Butte	Michigan City
Tupelo	Mobile	MINNESOTA	Great Falls
	Selma	Austin	Havre
OHIO	Tuscaloosa	Duluth	Kalispell	BOSTON STORES
Cincinnati			Missoula
Dayton	FLORIDA	NEBRASKA		WISCONSIN
	Mary Esther	Grand Island	NEBRASKA	Brookfield(2)
SOUTH CAROLINA	Pensacola	Lincoln	Hastings	Janesville
Charleston		Omaha(3)	Kearney	Madison(2)
Columbia(2)	LOUISIANA		Norfolk	Milwaukee(4)
	Baton Rouge	SOUTH DAKOTA	North Platte	Racine
TENNESSEE	Monroe	Sioux Falls	Scottsbluff
Chattanooga
Knoxville	MISSISSIPPI	WISCONSIN	NORTH DAKOTA	BERGNER’S STORES
Nashville	Biloxi	Appleton	Bismarck
	Columbus	Eau Claire	Dickinson	ILLINOIS
	Gautier	Fond du Lac	Fargo	Bloomington
PROFFITT’S STORES	Greenville	Green Bay	Minot	Champaign
	Hattiesburg	Manitowoc		Forsyth
GEORGIA	Jackson(4)	Marinette	SOUTH DAKOTA	Galesburg
Dalton	Laurel	Marshfield	Aberdeen	Machesney Park
Rome	McComb	Sheboygan	Rapid City	Pekin
	Meridian	Sturgeon Bay	Watertown	Peoria(2)
KENTUCKY	Natchez	Superior		Peru
Ashland	Tupelo	Wausau	WISCONSIN	Quincy
Elizabethtown	Vicksburg	Wisconsin Rapids	Beaver Dam	Rockford(2)
			LaCrosse	Springfield
NORTH CAROLINA			Rice Lake	Sterling
Asheville
Goldsboro			WYOMING
Greenville			Rock Springs
Kinston
Rocky Mount

2 0 0 2   S A K S   I N C O R P O R A T E D

Shareholder Information.

SALES RELEASE DATES FOR 2003

Sales Period	Release Date
February 2003	3/6/03
March 2003	4/10/03
April 2003	5/8/03
May 2003	6/5/03
June 2003	7/10/03
July 2003	8/7/03
August 2003	9/4/03
September 2003	10/9/03
October 2003	11/6/03
November 2003	12/4/03
December 2003	1/8/04
January 2004	2/5/04

EARNINGS RELEASE DATES FOR 2003

Quarter	Release Date
First	5/20/03
Second	8/19/03
Third	11/18/03
Fourth	To be announced

ANNUAL MEETING

The Annual Meeting of Shareholders of Saks Incorporated will be held at 1:00 p.m. Central Time, Wednesday, June 11, 2003, at the Company’s corporate offices at 750 Lakeshore Parkway, Birmingham, Alabama 35211. Shareholders are cordially invited to attend.

INQUIRIES REGARDING YOUR

STOCK HOLDINGS

Registered shareholders (shares held by you in your name) should address communications to the Company’s Transfer Agent and Registrar:

The Bank of New York

(866) 455-3121 (telephone)

shareowner-svcs@bankofny.com (e-mail)

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

FINANCIAL AND OTHER INFORMATION

Copies of financial documents and other company information such as Saks Incorporated’s Form10-K and 10-Q reports as filed with the SEC are available free of charge by contacting:

Investor Relations

Saks Incorporated

P.O. Box 9388

Alcoa, Tennessee 37701

(865) 981-9541

Security analysts, portfolio managers, representatives of financial institutions, and other individuals with questions regarding Saks Incorporated are invited to contact:

Julia Bentley

Senior Vice President of Investor Relations and Communications

P.O. Box 9388

Alcoa, Tennessee 37701

(865) 981-6243 (telephone)

(865) 981-6325 (facsimile)

julia_bentley@saksinc.com (e-mail)

SEC filings, financial results, corporate news, and other Company information are available on Saks Incorporated’s web site:

www.saksincorporated.com

2 0 0 2   S A K S   I N C O R P O R A T E D

Corporate Information.

CORPORATE HEADQUARTERS

750 Lakeshore Parkway

Birmingham, Alabama 35211

(205) 940-4000

SAKS FIFTH AVENUE ENTERPRISES

HEADQUARTERS

12 East 49th Street

New York, New York 10017

(212) 940-4048

SAKS DEPARTMENT STORE GROUP

HEADQUARTERS

PARISIAN

750 Lakeshore Parkway

Birmingham, Alabama 35211

(205) 940-4000

PROFFITT’S AND McRAE’S

115 North Calderwood Street

Alcoa, Tennessee 37701

(865) 983-7000

NORTHERN DEPARTMENT STORE GROUP

(CARSON PIRIE SCOTT, BOSTON STORE,

BERGNER’S, HERBERGER’S, AND YOUNKERS)

331 West Wisconsin Avenue

Milwaukee, Wisconsin 53203

(414) 347-4141

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

Birmingham, Alabama

©2003 Saks Incorporated

S A K S I N C O R P O R A T E D